Exhibit T3E.1

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

In re: WALTER INVESTMENT MANAGEMENT CORP., Debtor.[1]

Chapter 11 (Voluntary)

IMPORTANT: No chapter 11 case has been commenced as of the date of distribution of this Disclosure Statement. This Disclosure Statement is distributed to you as part of a prepetition solicitation of your vote on a prepackaged plan of reorganization.

DISCLOSURE STATEMENT FOR PREPACKAGED CHAPTER 11

PLAN OF REORGANIZATION OF WALTER INVESTMENT

MANAGEMENT CORP. AND THE AFFILIATE CO-PLAN PROPONENTS

WEIL, GOTSHAL & MANGES LLP Ray C. Schrock, P.C. Joseph Smolinsky, Esq. Sunny Singh, Esq. 767 Fifth Avenue New York, New York 10153 Telephone: (212) 310-8000 Facsimile: (212) 310-8007

Proposed Counsel for Debtor and Debtor in Possession and Counsel to Affiliate Co-Plan Proponents

Dated:     November 6, 2017

New York, New York

[1]	The Debtor’s federal tax identification number is 13-3950486. The Debtor’s mailing address is 1100 Virginia Drive, Suite 100, Fort Washington, PA 19034.

THIS SOLICITATION OF VOTES (THE “SOLICITATION”) IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF THE PLAN (AS DEFINED HEREIN) IN CONNECTION WITH THE FILING OF A VOLUNTARY CASE UNDER CHAPTER 11 OF TITLE 11 OF THE UNITED STATES CODE (THE “BANKRUPTCY CODE”) BY WALTER INVESTMENT MANAGEMENT CORP. BECAUSE THE CHAPTER 11 CASE HAS NOT YET BEEN COMMENCED, THIS DISCLOSURE STATEMENT (AS DEFINED HEREIN) HAS NOT, AS OF THE DATE HEREOF, BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE. FOLLOWING THE COMMENCEMENT OF THE CHAPTER 11 CASE, THE DEBTOR (AS DEFINED HEREIN) EXPECTS TO PROMPTLY SEEK (I) BANKRUPTCY COURT APPROVAL OF (A) THIS DISCLOSURE STATEMENT AS CONTAINING ADEQUATE INFORMATION, AND (B) THE SOLICITATION OF VOTES AS BEING IN COMPLIANCE WITH SECTIONS 1125 AND 1126(b) OF THE BANKRUPTCY CODE, AND (II) CONFIRMATION OF THE PLAN.

DISCLOSURE STATEMENT, DATED November 6, 2017

Solicitation of Votes on the

Prepackaged Plan of Reorganization of

WALTER INVESTMENT MANAGEMENT CORP.

THE VOTING DEADLINE TO ACCEPT OR REJECT THE PLAN IS 5:00 P.M., PREVAILING EASTERN TIME, ON NOVEMBER 28, 2017, UNLESS EXTENDED BY THE DEBTOR. THE RECORD DATE FOR DETERMINING WHICH HOLDERS OF CLAIMS MAY VOTE ON THE PLAN IS NOVEMBER 1, 2017 (THE “VOTING RECORD DATE”).

RECOMMENDATION BY THE DEBTOR AND THE AFFILIATE CO-PLAN PROPONENTS

The Board of Directors of Walter Investment Management Corp. and the Board of Directors, managers or members, as applicable, of each of the Affiliate Co-Plan Proponents (as defined herein) have approved the transactions contemplated by the Solicitation and the Plan and recommend that all creditors whose votes are being solicited submit ballots to accept the Plan. Holders of more than 95% of the Term Loan Claims (as defined herein) and more than 85% of the Senior Notes Claims (as defined herein) have already agreed to vote in favor of the Plan.

HOLDERS OF CLAIMS OR INTERESTS SHOULD NOT CONSTRUE THE CONTENTS OF THIS DISCLOSURE STATEMENT AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE AND SHOULD CONSULT WITH THEIR OWN ADVISORS BEFORE VOTING ON THE PLAN.

THE ISSUANCE OF AND THE DISTRIBUTION UNDER THE PLAN OF (I) NEW SECOND LIEN NOTES, (II) MANDATORILY CONVERTIBLE PREFERRED STOCK, (III) NEW COMMON STOCK, AND (IV) NEW WARRANTS WILL BE EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND ANY OTHER APPLICABLE SECURITIES LAWS PURSUANT TO SECTION 1145 OF THE BANKRUPTCY CODE. THE AVAILABIILITY OF THE EXEMPTION UNDER SECTION 1145 OF THE BANKRUPTCY CODE OR ANY OTHER APPLICABLE SECURITIES LAWS SHALL NOT BE A CONDITION TO THE OCCURRENCE OF THE EFFECTIVE DATE.

THE SOLICITATION OF VOTES ON THE PLAN WITH RESPECT TO THE TERM LOAN CLAIMS, SENIOR NOTES CLAIMS, AND THE CONVERTIBLE NOTES CLAIMS IS BEING MADE PURSUANT TO SECTION 4(A)(2) AND REGULATION D OF THE SECURITIES ACT AND ONLY FROM HOLDERS OF SUCH CLAIMS WHO ARE ACCREDITED INVESTORS AS DEFINED IN RULE 501 OF THE SECURITIES ACT.

THE NEW SECOND LIEN NOTES, THE MANDTORILY CONVERTIBLE PREFERRED STOCK, THE NEW COMMON STOCK, AND THE NEW WARRANTS TO BE ISSUED ON THE EFFECTIVE DATE HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR BY ANY STATE SECURITIES COMMISSION OR SIMILAR PUBLIC, GOVERNMENTAL, OR REGULATORY AUTHORITY, AND NEITHER THE SEC NOR ANY SUCH AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT OR UPON THE MERITS OF THE PLAN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CERTAIN STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING STATEMENTS INCORPORATED BY REFERENCE, PROJECTED FINANCIAL INFORMATION, AND OTHER FORWARD-LOOKING STATEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS. CERTAIN OF THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS “BELIEVES,” “EXPECTS,” “PROJECTS,” “INTENDS,” “PLANS,” “ESTIMATES,” “ASSUMES,” “MAY,” “SHOULD,” “WILL,” “SEEKS,” “ANTICIPATES,” “OPPORTUNITY,” “PRO FORMA,” “PROJECTIONS,” OR OTHER SIMILAR EXPRESSIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES. FORWARD-LOOKING STATEMENTS ARE PROVIDED IN THIS DISCLOSURE STATEMENT PURSUANT TO THE SAFE HARBOR ESTABLISHED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SHOULD BE EVALUATED IN THE CONTEXT OF THE ESTIMATES, ASSUMPTIONS, UNCERTAINTIES, AND RISKS DESCRIBED HEREIN.

READERS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS HEREIN ARE BASED ON ASSUMPTIONS THAT ARE BELIEVED TO BE REASONABLE, BUT ARE SUBJECT TO A WIDE RANGE OF RISKS IDENTIFIED IN THIS DISCLOSURE STATEMENT. IMPORTANT ASSUMPTIONS AND OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED INCLUDE, BUT ARE NOT LIMITED TO, THOSE FACTORS, RISKS, AND UNCERTAINTIES

DESCRIBED IN MORE DETAIL UNDER THE HEADING “RISK FACTORS” AND ELSEWHERE IN THE COMPANY’S ANNUAL AND QUARTERLY REPORTS, INCLUDING AMENDMENTS THERETO, AND OTHER FILINGS WITH THE SEC. DUE TO THESE UNCERTAINTIES, READERS CANNOT BE ASSURED THAT ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT. THE DEBTOR IS UNDER NO OBLIGATION TO (AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO) UPDATE OR ALTER ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE, UNLESS INSTRUCTED TO DO SO BY THE BANKRUPTCY COURT.

HOLDERS OF ALLOWED GENERAL UNSECURED CLAIMS ARE NOT IMPAIRED BY THE PLAN AND, AS A RESULT, THEIR RIGHT TO RECEIVE PAYMENT IN FULL OR BE TREATED IN THE ORDINARY COURSE ON ACCOUNT OF VALID OBLIGATIONS IS NOT ALTERED BY THE PLAN. DURING THE CHAPTER 11 CASE, THE DEBTOR AND ITS AFFILIATES INTEND TO OPERATE THEIR BUSINESSES IN THE ORDINARY COURSE, AND THE DEBTOR WILL SEEK AUTHORIZATION FROM THE BANKRUPTCY COURT, IF NECESSARY, TO MAKE PAYMENT IN FULL TO, OR TREAT IN THE ORDINARY COURSE, ALL TRADE CREDITORS, EMPLOYEES, AND LEASE COUNTERPARTIES OF ALL AMOUNTS DUE BY THE DEBTOR PRIOR TO AND DURING THE CHAPTER 11 CASE.

NO INDEPENDENT AUDITOR OR ACCOUNTANT HAS REVIEWED OR APPROVED THE FINANCIAL PROJECTIONS OR THE LIQUIDATION ANALYSIS HEREIN.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED. THE TERMS OF THE PLAN GOVERN IN THE EVENT OF ANY INCONSISTENCY WITH THE SUMMARIES IN THIS DISCLOSURE STATEMENT.

THE INFORMATION IN THIS DISCLOSURE STATEMENT IS BEING PROVIDED SOLELY FOR PURPOSES OF VOTING TO ACCEPT OR REJECT THE PLAN OR IN CONNECTION WITH CONFIRMATION OF THE PLAN. NOTHING IN THIS DISCLOSURE STATEMENT MAY BE USED BY ANY PARTY FOR ANY OTHER PURPOSE.

ALL EXHIBITS TO THE DISCLOSURE STATEMENT ARE INCORPORATED INTO AND ARE A PART OF THIS DISCLOSURE STATEMENT AS IF SET FORTH IN FULL HEREIN.

I. INTRODUCTION		4

II. OVERVIEW OF THE COMPANY’S OPERATIONS		13

A.	Debtor’s Business	13

B.	Debtor’s Organizational Structure	18

C.	Directors and Officers.	19

D.	Regulation of Company’s Business	19

E.	Debtor’s Existing Capital Structure	21

III. KEY EVENTS LEADING TO COMMENCEMENT OF CHAPTER 11 CASE		23

A.	Events Leading to Commencement of the Chapter 11 Case	23

B.	Prepetition Negotiations and the Restructuring Support Agreements	24

IV. ANTICIPATED EVENTS DURING CHAPTER 11 CASE		25

A.	Commencement of Chapter 11 Case and First-Day Motions	25

B.	Procedural Motions and Retention of Professionals	29

C.	Solicitation Procedures	29

V. MATTERS OF NON-DEBTOR AFFILIATES		30

VI. SUMMARY OF PLAN		30

A.	Administrative Expense and Priority Claims	30

B.	Classification of Claims and Interests	32

C.	Instruments Issued Pursuant to Plan	34

D.	Treatment of Claims and Interests	35

E.	Means for Implementation	39

F.	Distributions	48

G.	Procedures for Disputed Claims and Interests	53

H.	Executory Contracts and Unexpired Leases	54

I.	Conditions Precedent to Confirmation of Plan and Effective Date	57

J.	Effect of Confirmation of Plan	59

K.	Retention of Jurisdiction	65

L.	Miscellaneous Provisions	66

VII. FINANCIAL INFORMATION AND PROJECTIONS		71

A.	Consolidated Condensed Projected Financial Information	71

B.	Assumptions to the Projections	76

VIII. VALUATION ANALYSIS		81

IX. TRANSFER RESTRICTIONS AND CONSEQUENCES UNDER FEDERAL SECURITIES LAWS		84

X. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF PLAN		85

XI. CERTAIN RISK FACTORS TO BE CONSIDERED		99

A.	Certain Bankruptcy Law Considerations	99

B.	Additional Factors Affecting Value of Reorganized Debtor	103

C.	Risks Relating to Debtor’s Business and Financial Condition	104

D.	Factors Relating to Securities to be Issued Under Plan, Generally	108

E.	Risks Related to DIP Warehouse Facilities and Exit Warehouse Facilities	108

F.	Risks Related to an Investment in New Second Lien Notes	109

G.	Risks Related to Investment in the Mandatorily Convertible Preferred Stock	112

H.	Risks Related to Investment in the New Common Stock	114

I.	Risks Related to Investment the New Warrants	116

J.	Additional Factors	116

XII. VOTING PROCEDURES AND REQUIREMENTS		117

A.	Parties Entitled to Vote	117

B.	Voting Deadline	118

C.	Voting Procedures	119

XIII. CONFIRMATION OF PLAN		120

A.	Confirmation Hearing	120

B.	Objections to Confirmation	121

C.	Requirements for Confirmation of Plan	122

XIV. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF PLAN		125

A.	Alternative Plan of Reorganization	125

B.	Sale Under Section 363 of Bankruptcy Code	125

C.	Liquidation Under Chapter 7 or Applicable Non-Bankruptcy Law	125

XV. CONCLUSION AND RECOMMENDATION		127

ii

EXHIBIT A:	Prepackaged Plan

EXHIBIT B:	Consenting Term Lenders’ Restructuring Support Agreement

EXHIBIT C:	Consenting Senior Noteholders’ Restructuring Support Agreement

EXHIBIT D:	Prepackaged Plan Restructuring Term Sheet (Exhibit A to the Restructuring Support Agreements)

• Exhibit 1: Amended and Restated Credit Facility Term Sheet

• Exhibit 2: New Second Lien Notes Term Sheet

• Exhibit 3: Mandatorily Convertible Preferred Stock Term Sheet

• Exhibit 4: Warrants Term Sheet

EXHIBIT E:	Commitment Letter and the New Warehouse Facilities Term Sheet

EXHIBIT F:	Amended and Restated Credit Agreement

EXHIBIT G:	Organizational Structure Chart

EXHIBIT H:	Liquidation Analysis

EXHIBIT I:	Projected Deferred Tax Asset/Liability Comparison

iii

I.

INTRODUCTION

Walter Investment Management Corp. (“WIMC” or the “Debtor”) submits this disclosure statement (this “Disclosure Statement”) pursuant to Section 1125 of the Bankruptcy Code in connection with the solicitation of votes with respect to the Prepackaged Chapter 11 Plan of Reorganization of Walter Investment Management Corp. and Affiliate Co-Plan Proponents, dated November 6, 2017 (the “Plan”).2 A copy of the Plan is annexed hereto as Exhibit A and incorporated herein by reference. The Debtor intends to commence a chapter 11 case (the “Chapter 11 Case”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

The purpose of this Disclosure Statement, including the exhibits annexed hereto, is to provide information of a kind, and in sufficient detail, to enable creditors of the Debtor that are entitled to vote on the Plan to make an informed decision on whether to vote to accept or reject the Plan. This Disclosure Statement contains summaries of the Plan, certain statutory provisions, events contemplated in the Chapter 11 Case, and certain documents related to the Plan.

The Debtor is the ultimate parent of 23 direct and indirect subsidiaries (each, a “Non-Debtor Affiliate” and collectively with the Debtor, the “Company”). The Company is an independent originator and servicer of mortgage loans and a servicer of reverse mortgage loans. The Company is an integrated enterprise, with its primary day-to-day mortgage origination and servicing operations carried out at the subsidiary level, primarily at Ditech Financial, LLC (“Ditech”) and Reverse Mortgage Solutions, Inc. (“RMS” and, collectively with Ditech, the “OpCos”), and corporate and similar functions carried out at the WIMC level.

The Company services a wide array of loans across the credit spectrum for the Company’s own portfolio and for the GSEs (as defined below), government agencies, third-party securitization trusts, and other credit owners. Through the Company’s consumer, correspondent, and wholesale lending channels, the Company originates and purchases residential mortgage loans that the Company predominately sells to GSEs and government agencies. The Company also operates two supplementary businesses: asset receivables management and real estate owned property management and disposition. In addition, the Company holds interests in certain portfolios of mortgage loans, including residual interests in certain mortgage securitization trusts, which after the satisfaction of the liabilities of the trusts, inure for the benefit of the Debtor.

Only Walter Investment Management Corp. is expected to file for chapter 11. None of the Non-Debtor Affiliates, including Ditech and RMS, intend to file for chapter 11. The Restructuring (as defined below) is purely a balance sheet restructuring of the Company’s funded debt obligations and capital structure. The Restructuring is expected to be implemented through the Debtor’s voluntary commencement of a prepackaged chapter 11 case. The Company intends to implement the Restructuring with as little disruption to its day-to-day mortgage origination and servicing operations as possible, and all of the Company’s creditors (other than the holders of the Debtor’s corporate debt, as explained below) are expected to be unimpaired.

The Debtor is commencing the solicitation of votes on the Plan to implement its balance sheet restructuring (the “Restructuring”). The terms and structure of the Restructuring are the product of extensive arm’s-length negotiations with key creditor constituencies of the Debtor. The Restructuring already has the support of a substantial portion of the Debtor’s creditors, as evidenced by the

[2]

Capitalized terms used but not defined herein, have the meanings ascribed to them in the Plan. To the extent any inconsistencies exist between this Disclosure Statement and the Plan, the Plan shall govern.

(i) restructuring support agreement with Consenting Term Lenders holding more than 95% of the aggregate outstanding principal amount of the Term Loan (the “Term Lender RSA”) and (ii) restructuring support agreement with Consenting Senior Noteholders holding more than 85% of the aggregate outstanding principal amount of the 7.875% senior unsecured notes due 2021 (the “Senior Notes”) (the “Senior Notes RSA,” and together with the Term Lender RSA, the “Restructuring Support Agreements”). Copies of the Restructuring Support Agreements are attached hereto as Exhibit B and Exhibit C.

In addition, as part of the Restructuring, the Company plans to refinance all of its prepetition warehouse, advance, buy-out, and similar financing facilities by entering into the DIP Warehouse Facilities (as defined below), to be guaranteed by the Debtor, which will provide up to $1.9 billion to Ditech and RMS to support their operations. The Company has secured a commitment in connection with the new financing, a copy of the letter evidencing such commitment (the “Commitment Letter”) is attached hereto as Exhibit E. The DIP Warehouse Facilities are expected to be converted to exit facilities that will support the Company’s operational financing needs upon the Debtor’s emergence from chapter 11.

As described more fully below, the Plan generally provides for the following:

•	The Prepetition Credit Agreement will be amended and restated to extend the maturity thereunder from December 2020 to June 2022, thereby giving the Company additional time to seek to implement its turnaround business plan in an effort to maximize value for all stakeholders. In exchange, the Company will make certain principal payments to the Term Lenders based on an agreed amortization schedule. By the end of the first quarter of 2018, the principal balance of the Term Loan is estimated to be $1.1 billion. As of September 30, 2017, the aggregate outstanding principal balance of the Term Loan was $1.3 billion. A substantially final copy of the Amended and Restated Credit Agreement is attached hereto as Exhibit F.

•	In exchange for the cancellation of the Senior Notes, holders of Senior Notes Claims will receive their respective pro rata share of (i) the New Second Lien Notes in the face amount of $250 million, which will be secured on a second-lien basis by the assets that will secure the Amended and Restated Credit Agreement of the Debtor and its affiliates that are currently guarantors under the Prepetition Credit Agreement (i.e. the Affiliate Co-Plan Proponents3), and (ii) the Mandatorily Convertible Preferred Stock having an aggregate liquidation preference of $100 million and which is convertible into 73% of the total number of issued outstanding shares of New Common Stock as of the Effective Date (subject to dilution by shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and by shares of New Common Stock issued after the Effective Date, including shares of New Common Stock issuable pursuant to the New Warrants (if issued)). As of September 30, 2017, the aggregate outstanding principal amount of the Senior Notes was $538.7 million. The material terms of the New Second Lien Notes, Mandatorily Convertible Preferred Stock, and the New Warrants are set forth in the term sheets attached hereto as Exhibits D1, D2, and D3, respectively.

•	In addition, notwithstanding the fact that the current value of the Company is insufficient to support a distribution to holders of Convertible Notes Claims, the remaining portion of the value that would have been distributable to holders of Allowed Senior Notes Claims will instead be

[3]

“Affiliate Co-Plan Proponents” means Ditech, DF Insurance Agency LLC, Green Tree Credit LLC, Green Tree Credit Solutions LLC, Green Tree Insurance Agency of Nevada, Inc., Green Tree Investment Holdings III LLC, Green Tree Investment Management LLC, Walter Management Holding Company LLC, Green Tree Servicing Corp., Mortgage Asset Systems, LLC, REO Management Solutions, LLC, RMS, and Walter Reverse Acquisition LLC.

distributed to junior constituencies if the Allowed Convertible Notes Claims Class vote to accept the Plan. Specifically, if the Class of Convertible Notes Claims votes to accept the Plan, the New Common Stock, which represents the remaining 27% of the reorganized value of the Debtor, and the New Warrants, will be equally distributed to holders of Allowed Convertible Notes Claims and Allowed Existing Equity Interests. If the Class of Convertible Notes Claims does not accept the Plan, then the New Common Stock will be distributed to holders of Allowed Senior Notes Claims and the New Warrants will not be issued; this would result in the holders of Convertible Notes and Existing Equity Interests receiving no recovery. As of September 30, 2017, the aggregate outstanding principal amount of the Convertible Notes was $242.5 million.

•	All DIP Claims, Warehouse and Repurchase Facility Claims, Other Priority Claims, Priority Tax Claims, Other Secured Claims, Revolving Loan Claims, and General Unsecured Creditors are unimpaired by the Plan and will be satisfied in full in the ordinary course of business. This includes, but is not limited to, the claims of contract counterparties, GSEs (as defined below), warehouse lenders, and employees.

•	Within 60 calendar days following the Effective Date, the Reorganized Debtor will adopt a post-Restructuring management incentive plan (the “Management Incentive Plan”), under which 10% of the New Common Stock (after taking into account the shares to be issued under the Management Incentive Plan) will be reserved for issuance as awards under the Management Incentive Plan.

Through the Restructuring, the Company expects to reduce its outstanding corporate debt by approximately $600 million (from approximately $2.1 billion as of September 30, 2017, to approximately $1.5 billion as of the day after the Effective Date of the Restructuring), extend the maturity date of its Term Loan, and enhance the Company’s financial flexibility as it continues the ongoing transformation of its business. The Restructuring is expected to leave the Company’s businesses intact and its balance sheet de-levered. The Restructuring is expected to enhance the Company’s long-term growth prospects and to allow the Company’s management team to increase its focus on operational performance and value creation.

Accomplishing a speedy and efficient resolution of the Restructuring and Chapter 11 Case is essential to maximizing value and successfully reorganizing the Company. Under the Restructuring Support Agreements and the DIP Warehouse Facilities, the Debtor is obligated to meet certain milestones. Specifically, the Restructuring Support Agreements and the DIP Warehouse Facilities may be terminated if, among other things, the Debtor fails to satisfy the following milestones:

Milestone	Deadline
Launch Solicitation	November 6, 2017.

Commence Chapter 11 Proceeding	November 30, 2017.

File the Plan, Disclosure Statement, and Motions	Within 1 Day of the Commencement Date (estimated to be December 1, 2017).

Secure Interim DIP Order	Within 5 Days of Commencement Date (estimated to be December 5, 2017).

Secure Final DIP Order	Within 30 Days of the Commencement Date (estimated to be December 30, 2017).

Confirmation Hearing	Within 45 Days of the Commencement Date (estimated to be January 15, 2018).

Effective Date	The Earlier of 75 Days after the Commencement Date and January 31, 2018.

THE DEBTOR AND THE AFFILIATE CO-PLAN PROPONENTS (COLLECTIVELY, THE “PLAN SUPPORT PARTIES”) SUPPORT CONFIRMATION OF THE PLAN AND URGE ALL HOLDERS OF CLAIMS ENTITLED TO VOTE ON THE PLAN TO VOTE TO ACCEPT THE PLAN. THE PLAN SUPPORT PARTIES BELIEVE THAT THE PLAN PROVIDES THE HIGHEST AND BEST RECOVERY FOR ALL STAKEHOLDERS.

WHO IS ENTITLED TO VOTE: Under the Bankruptcy Code, only holders of claims or interests in “impaired” Classes are entitled to vote on the Plan (unless, for reasons discussed in more detail below, such holders are deemed to reject the Plan pursuant to section 1126(g) of the Bankruptcy Code). Under section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be “impaired” unless (i) the Plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such claim or interest, the Plan, among other things, cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

Holders of Claims in the following three Classes are being solicited under and entitled to vote on the Plan:

1.	Class 4: Term Loan Claims;

2.	Class 5: Senior Notes Claims; and

3.	Class 6: Convertible Notes Claims.

THE PLAN PROVIDES THAT THE HOLDERS OF CLAIMS IN CLASS 4, CLASS 5, AND CLASS 6 WHO VOTE TO ACCEPT THE PLAN, OR WHO ABSTAIN FROM OR REJECT THE PLAN, BUT DO NOT OPT-OUT OF THE RELEASES, ARE ALSO DEEMED TO HAVE GRANTED THE RELEASES CONTAINTED IN THE PLAN, INCLUDING RELEASES OF THE GUARANTEE OBLIGATIONS OF THE AFFILIATE CO-PLAN PROPONENTS WITH RESPECT TO THE GUARANTEES PROVIDED BY SUCH ENTITIES UNDER THE PREPETITION CREDIT AGREEMENT AND THE SENIOR NOTES INDENTURE.

IN ADDITION, THE PLAN PROVIDES A LIMITED NON-CONSENSUAL RELEASE BY HOLDERS OF TERM LOAN CLAIMS IN CLASS 4 AND SENIOR NOTES CLAIMS IN CLASS 5. SPECIFICALLY, IN EXCHANGE FOR THE SUBSTANTIAL CONTRIBUTIONS BY THE AFFILIATE CO-PLAN PROPONENTS WITH RESPECT TO THE PLAN, INCLUDING THE SECURED GUARANTEES UNDER THE AMENDED AND RESTATED CREDIT FACILITY AGREEMENT AND THE NEW SECOND LIEN NOTES INDENTURE, THE PLAN PROVIDES THAT HOLDERS OF CLAIMS IN CLASS 4 AND CLASS 5 WILL BE DEEMED TO HAVE RELEASED THE AFFILIATE CO-PLAN PROPONENTS FROM THEIR EXISTING

GUARANTEES UNDER THE PREPETITION CREDIT AGREEMENT AND THE SENIOR NOTES, RESPECTIVELY.

The following table summarizes (i) the treatment of Claims and Interests under the Plan, (ii) which Classes are impaired by the Plan, (iii) which Classes are entitled to vote on the Plan, and (iv) the estimated recoveries for holders of Claims and Interests. The table is qualified in its entirety by reference to the full text of the Plan. For a more detailed summary of the terms and provisions of the Plan, see Article VI—Summary of the Plan below. A detailed discussion of the analysis underlying the estimated recoveries, including the assumptions underlying such analysis, is set forth in the Valuation Analysis in Article VIII hereof.

Class	Claim or Equity Interest	Treatment	Impaired or Unimpaired	Entitled to Vote on the Plan	Approx. Recovery[4]
1	Priority Non-Tax Claims	Except to the extent that a holder of an Allowed Priority Non-Tax Claim against the Debtor agrees to a less favorable treatment of such Claim, in full and final satisfaction of such Allowed Priority Non-Tax Claim, at the sole option of the Debtor or the Reorganized Debtor: (i) each such holder shall receive payment in Cash in an amount equal to such Claim, payable on the later of the Effective Date and the date that is ten (10) Business Days after the date on which such Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim, or as soon thereafter as is reasonably practicable, (ii) such holder’s Allowed Priority Non-Tax Claim shall be Reinstated, or (iii) such holder shall receive such other treatment so as to render such holder’s Allowed Priority Non-Tax Claim Unimpaired.	Unimpaired	No (Presumed to accept)	100%

2	Other Secured Claims	Except to the extent that a holder of an Allowed Other Secured Claim agrees to different treatment, on the later of the Effective Date and the date that is ten (10) Business Days after the date such Other Secured Claim becomes an Allowed Claim, or as soon thereafter as is reasonably practicable, each holder of an Allowed Other Secured Claim will receive, on account of such Allowed Claim, at the sole option of the Debtor or Reorganized Debtor: (i) Cash in an amount equal to the Allowed amount of such Claim, (ii) Reinstatement of such holder’s Allowed Other Secured Claim, (iii) such other treatment sufficient to render such holder’s Allowed Other Secured Claim Unimpaired, or (iv) return of the applicable Collateral in satisfaction of the Allowed amount of such Other Secured Claim.	Unimpaired	No (Presumed to accept)	100%

[4]	The amounts and/or percentages set forth under Approximate Recovery are based on the range of reorganized equity value of the Debtor as described in the Valuation Analysis described herein. They represent the midpoint within the Company’s range of estimated recoveries.

Class	Claim or Equity Interest	Treatment	Impaired or Unimpaired	Entitled to Vote on the Plan	Approx. Recovery[4]
3	Revolving Loan Claims	Except to the extent that a holder of an Allowed Revolving Loan Claim agrees to different treatment, holders of Revolving Loan Claims will receive, in full and final satisfaction of their Allowed Revolving Loan Claim, (i) payment in Cash in full of its Claim (if any) and termination of all letters of credit issued under the Revolving Credit Facility, which letters of credit will be refinanced, or (ii) such other treatment satisfactory to each holder of an Allowed Revolving Loan Claim, in such holder’s sole discretion.	Unimpaired	No (Presumed to accept)	100%

4	Term Loan Claims	As of the Effective Date, holders of Term Loan Claims will become bound by the Amended and Restated Credit Facility Agreement and receive, in full and final satisfaction of their Allowed Term Loan Claims on the Effective Date, their Pro Rata share of (i) term loans under the Amended and Restated Credit Facility Agreement (such term loans to be in an aggregate principal amount equal to the outstanding term loans under the Prepetition Credit Agreement) and (ii) any accrued and unpaid interest under the Prepetition Credit Agreement as of the Effective Date. On the Effective Date, the Prepetition Credit Agreement shall be deemed cancelled (except as set forth in Section 5.10 of the Plan) and replaced by the Amended and Restated Credit Facility Agreement, without the need for any holder of a Term Loan Claim that does not vote for the Plan or votes to reject the Plan executing the Amended and Restated Credit Facility Agreement, and each Lien, mortgage and security interest that secures the obligations arising under the Prepetition Credit Agreement as of the Commencement Date shall be reaffirmed, ratified and deemed granted by the Reorganized Debtor to secure all obligations of the Reorganized Debtor arising under the Amended and Restated Credit Facility Agreement.	Impaired	Yes	100%

5	Senior Notes Claims	On the Effective Date, holders of Senior Notes Claims will receive, in full and final satisfaction of their Allowed Senior Notes Claims, their Pro Rata share of (i) New Second Lien Notes, (ii) Mandatorily Convertible Preferred Stock, and (iii) 100% of the New Common Stock issued on the Effective Date, subject to dilution by shares of New Common Stock issuable on conversion of the Mandatorily Convertible Preferred Stock and shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and shares of New Common Stock issued after the Effective Date; provided that, if Class 6 (Convertible Notes Claims) is an Accepting Class, (a) 50% of the New Common Stock that would have otherwise been distributable to	Impaired	Yes	68%

Class	Claim or Equity Interest	Treatment	Impaired or Unimpaired	Entitled to Vote on the Plan	Approx. Recovery[4]
		Class 5 pursuant to the terms set forth above, shall be distributed to holders of Convertible Notes Claims in accordance with Section 4.6(b) of the Plan, and (b) 50% of the New Common Stock that would have otherwise been distributable to Class 5 pursuant to the terms set forth above, shall be distributed to holders of Existing Equity Interests in accordance with Section 4.9(b) of the Plan. On the Effective Date, the Senior Notes shall be deemed cancelled (except as set forth in Section 5.10 of the Plan) without further action by or order of the Bankruptcy Court.

6	Convertible Notes Claims	If Class 6 (Convertible Notes Claims) is an Accepting Class, holders of Senior Notes Claims shall be deemed to have consented to a distribution to holders of Convertible Notes Claims of, and holders of Convertible Notes Claims shall receive on the Effective Date, in full and final satisfaction of their Allowed Convertible Notes Claims, their Pro Rata share of (i) New Common Stock representing, in the aggregate, 50% of the New Common Stock issued on the Effective Date, subject to dilution by shares of New Common Stock issuable upon conversion of the Mandatorily Convertible Preferred Stock, shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and shares of New Common Stock issued after the Effective Date, including pursuant to the New Warrants, and (ii) 50% of each tranche of the New Warrants; provided that, if the Class of Convertible Notes Claims is not an Accepting Class, then holders of Convertible Notes Claims will not receive or retain any property under the Plan on account of such Claims. On the Effective Date, the Convertible Notes shall be deemed cancelled (except as set forth in Section 5.10 of the Plan) without further action by or order of the Bankruptcy Court.	Impaired	Yes	9%

7	General Unsecured Claims	Except to the extent that a holder of an Allowed General Unsecured Claim against the Debtor agrees to a less favorable treatment of such Claim or has been paid before the Effective Date, at the sole option of the Debtor or the Reorganized Debtor on and after the Effective Date, (i) the Debtor or Reorganized Debtor will continue to pay or treat each Allowed General Unsecured Claim in the ordinary course of business as if the Chapter 11 Case had not been commenced, or (ii) such holder will receive such other treatment so as to render such holder’s Allowed General Unsecured Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code, in each case subject to all defenses or disputes the Debtor and	Unimpaired	No (Presumed to accept)	100%

Class	Claim or Equity Interest	Treatment	Impaired or Unimpaired	Entitled to Vote on the Plan	Approx. Recovery[4]
		Reorganized Debtor may assert as to the validity or amount of such Claims, including as provided in Section 10.8 of the Plan; provided that, notwithstanding the foregoing, the Allowed amount of General Unsecured Claims shall be subject to and shall not exceed the limitations or maximum amounts permitted by the Bankruptcy Code, including sections 502 or 503 of the Bankruptcy Code, to the extent applicable. For the avoidance of doubt, any guarantees, indemnification or other credit support by the Debtor in support of its Affiliates or any other Entity shall be treated as not having been accelerated and shall otherwise be continued after the Effective Date in accordance with the terms of such obligation. To the extent that a holder of a General Unsecured Claim against the Debtor agrees to less favorable treatment of such Claim, the Debtor will provide reasonable prior notice to counsel to the Requisite RSA Parties, including a reasonably detailed description of the proposed terms of such less favorable treatment.

8	Intercompany Claims	On or after the Effective Date, all Intercompany Claims will be paid, adjusted, continued, settled, reinstated, discharged, or eliminated as determined by the Debtor and its Affiliates, in each case to the extent determined to be appropriate by the Debtor or Reorganized Debtor and its Affiliates in their discretion.	Unimpaired	No (Presumed to accept)	100%

9	Existing Equity Interests	If Class 6 (Convertible Notes Claims) is an Accepting Class, holders of Senior Notes Claims shall be deemed to have consented to a distribution to holders of Existing Equity Interests of, and holders of Existing Equity Interests shall receive on the Effective Date, in full and final satisfaction of their Allowed Existing Equity Interest, their Pro Rata share of (i) New Common Stock representing, in the aggregate, 50% of the New Common Stock issued on the Effective Date that would have otherwise been distributable to Class 5 pursuant to the terms set forth in Section 4.5(c) hereof, subject to dilution by shares of New Common Stock issuable upon conversion of the Mandatorily Convertible Preferred Stock, shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and shares of New Common Stock issued after the Effective Date, including pursuant to the New Warrants, and (ii) 50% of each tranche of the New Warrants; provided that, if the Class of Convertible Notes Claims is not an Accepting Class, then holders of Existing Equity Interests will not receive or retain any property under the Plan on account of such Interests. On the Effective Date, all Interests shall be deemed	Impaired	No (Deemed to reject)	N/A

Class	Claim or Equity Interest	Treatment	Impaired or Unimpaired	Entitled to Vote on the Plan	Approx. Recovery[4]
cancelled (except as set forth in Section 5.10 of the Plan) without further action by or order of the Bankruptcy Court, and shall be of no further force and effect, whether surrendered for cancellation or otherwise.

10	Other Interests	Holders of Other Interests shall not receive or retain any property under the Plan on account of such Other Interests. On the Effective Date, all Interests shall be deemed cancelled without further action by or order of the Bankruptcy Court, and shall be of no further force and effect, whether surrendered for cancellation or otherwise.	Impaired	No (Deemed to reject)	N/A

WHERE TO FIND ADDITIONAL INFORMATION: The Debtor files annual reports and quarterly reports with, and furnishes other information to, the SEC. Copies of any document filed with the SEC may be obtained by visiting the sec website at http://www.sec.gov and performing a search under the “Company Filings” link. Each of the following filings is incorporated as if fully set forth herein and is part of the Disclosure Statement:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 14, 2017, as amended by Form 10-K/A filed with the SEC on August 9, 2017;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the Commission on May 10, 2017, as amended by Form 10-Q/A filed with the SEC on August 9, 2017;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed with the SEC on August 9, 2017;

•	Current Reports on Form 8-K filed with the SEC on July 7, 2017, July 14, 2017, July 27, 2017, August 1, 2017, August 11, 2017, August 16, 2017, August 28, 2017, September 5, 2017, September 19, 2017, September 28, 2017, October 6, 2017, October 13, 2017, October 23, 2017, October 24, 2017, and October 26, 2017 (other than information furnished pursuant to Item 2.02 or 7.01 and any related exhibits of any Form 8-K, unless expressly stated otherwise therein).

Those documents that are filed with the SEC after the date of this Disclosure Statement, including the Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and Current Reports on Form 8-K will be considered a part of this Disclosure Statement from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Disclosure Statement, shall be deemed to be modified or superseded for purposes of this Disclosure Statement to the extent that a statement contained herein or in any other subsequently dated or filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

You should carefully read the entire Disclosure Statement and the documents incorporated by reference herein, including the Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (the “Third Quarter 10-Q”), which is expected to be filed shortly after this Disclosure Statement is distributed and will provide financial and other information for the Debtor’s recently completed third fiscal quarter. Financial data included herein as of September 30, 2017 remains subject to the customary review procedures associated with the completion of the Third Quarter 10-Q.

II.

OVERVIEW OF THE COMPANY’S OPERATIONS

A.	Debtor’s Business

1)	Business Operations

The Debtor’s business was established in 1958 and operated as a captive financing business of Walter Energy, Inc. (“Walter Energy”), originating and purchasing residential loans and servicing these loans to maturity. In 1997, the Debtor was incorporated in Maryland. In April 2009, WIMC was spun off from Walter Energy; merged with Hanover Capital Mortgage Holdings, Inc.; qualified as a real estate investment trust; and began to operate as an independent, publicly traded company. After the spin-off, in 2010 the Debtor acquired Marix Servicing LLC, a high-touch specialty mortgage servicer, and, in 2011, WIMC acquired GTCS Holdings LLC (“Green Tree”), a leading independent mortgage loan servicer providing high-touch servicing of GSE, government agency, and third-party mortgage loans. As a result of the Green Tree acquisition, the Debtor no longer qualified as a real estate investment trust.

The Company’s businesses are comprised of three primary segments: (i) forward mortgage originations; (ii) forward mortgage servicing; and (iii) reverse mortgage servicing.

a.	Forward Mortgage Origination Business (Ditech)

The Company originates forward mortgage loans exclusively through Ditech, an indirect wholly owned subsidiary of Debtor. Beginning in 2016, the Company combined the consumer retention and consumer direct call centers to pursue a more streamlined consumer lending process. In January 2016, the Company exited activities associated with the consumer retail channel, which originated mortgage loans through loan officers. Virtually all of the loans that Ditech originates are conventional conforming loans eligible for securitization by government-sponsored enterprises, such as Fannie Mae and Freddie Mac5, or eligible for guarantees by government agencies, such of Ginnie Mae MBSs.6 Ditech sells substantially all of the mortgage loans it originates into Fannie Mae- and Freddie Mac-sponsored securitizations or into mortgage pools insured by Ginnie Mae.

Ditech originates or acquires mortgage loans through the following channels –

[5]	As used herein, “Fannie Mae” means the Federal National Mortgage Association, and “Freddie Mac” means the Federal Home Loan Mortgage Corporation. Fannie Mae and Freddie Mac are government-sponsored enterprises (each a “GSE” and collectively the “GSEs”) chartered by Congress that buy and securitize mortgage loans originated by mortgage lenders, enabling the lenders quick access to liquidity fueled by the market demand for residential mortgage backed securities.
[6]	As used herein, “Ginnie Mae” means the Government National Mortgage Association. Ginnie Mae is a federal corporation within the Department of Housing and Urban Development (“HUD”), a federal agency, that guarantees investors the timely payment of principal and interest on RMBS backed by federally insured or guaranteed loans, primarily loans insured by the Federal Housing Administration (“FHA”) or guaranteed by the Department of Veterans Affairs (“VA”) or the Department of Agriculture (“USDA”)

a.	Consumer Originations – is comprised of (i) originations primarily through the use of a centralized call center based on leads generated through solicitations of consumers in Ditech’s existing servicing portfolio and through referrals from Ditech’s servicing call centers and (ii) originations primarily through the use of a centralized call center based on leads generated through direct mail, internet, telephone, and general advertising campaign solicitations of consumers, some of whom who are not currently in Ditech’s existing servicing portfolio;

b.	Correspondent Lending – purchases of closed mortgage loans from a network of lenders in the marketplace; and

c.	Wholesale Lending – originates mortgage loans through a network of approved brokers. Ditech reentered this origination segment in the third quarter of 2016.

Beginning in 2016, the Company combined the consumer retention and consumer direct call centers to pursue a more streamlined consumer lending process. In January 2016, the Company exited activities associated with the consumer retail channel. The Company’s consumer retail channel originated $551.3 million in mortgage loans during the year ended December 31, 2015.

The Company’s consumer originations operations offer a range of home purchase and refinance mortgage loan options, including fixed and adjustable rate conventional conforming, Ginnie Mae, FHA, VA, USDA and jumbo products. A conventional conforming loan is a mortgage loan that conforms to GSE guidelines, which include, but are not limited to, limits on loan amount, loan-to-value ratios, debt-to-income ratios, and minimum credit scores. The Company’s product offerings include special financing programs such as HARP, which has expanded loan-to-value limits for qualified applicants as compared to conventional conforming loans. The mortgage loans the Company funds are generally eligible for sale to GSEs or insured by government agencies.

The Company underwrites the mortgage loans it originates generally to secondary market standards, including the standards set by Fannie Mae, Freddie Mac, Ginnie Mae, the FHA, the USDA, the VA, and jumbo loan investor programs. Loans are reviewed by the Company’s underwriters in an attempt to ensure each mortgage loan is documented according to, and its terms comply with, the applicable secondary market standard. The Company’s underwriters determine loan eligibility based on specific loan product requirements, such as loan-to-value, FICO, or maximum loan amount. Third-party diligence tools are utilized by the Company’s underwriters to validate data supplied by the potential borrower and to uncover potential discrepancies. The Company conducts audits on its underwriters to confirm proper adherence to its internal guidelines and polices, which audits are in addition to the Company’s standard quality control review. These audits are designed to provide an additional layer of internal review in an attempt to further mitigate quality defects and repurchase risk in the originations process.

Within the Company correspondent lending channel, the Company generally purchases the same types of loans that the Company originates in its consumer originations channel, although the mix varies among these channels. Correspondent lenders with which the Company does business agree to comply with the Company’s client guide, which sets forth the terms and conditions for selling loans to the Company and generally governs the business relationship. The Company monitors and attempts to mitigate counterparty risk related to loans that the Company acquires through its correspondent lending channel by conducting quality control reviews of correspondent lenders, reviewing compliance by correspondent lenders with applicable underwriting standards and the Company’s client guide, and evaluating the credit worthiness of correspondent lenders on a periodic basis. In 2016, the Company correspondent lending channel purchased loans from 502 lenders in the marketplace, of which 45 were associated with approximately half of the Company’s purchases.

Within its wholesale lending channel, the Company originates loans through mortgage brokers. Loans sourced by mortgage brokers are underwritten and funded by the Company and generally close in the Company’s name. Through the wholesale channel, the Company generally originates the same types of loans that the Company originates in its consumer originations channel, although the mix varies among these channels. The Company underwrites and processes all loan applications submitted by the mortgage brokers in a manner consistent with that described above for the consumer originations channel. Mortgage brokers with whom the Company does business agree to comply with its client guide, which sets forth the terms and conditions for brokering loans to the Company and generally governs the business relationship. The Company monitors and attempts to mitigate counterparty risk related to loans that the Company originates through its wholesale lending channel by conducting quality control reviews of mortgage brokers, reviewing compliance by brokers with applicable underwriting standards and the Company’s client guide, and evaluating the credit worthiness of brokers on a periodic basis.

The Company’s capital markets group is responsible for pricing loans and managing the interest rate risk through the time a loan is sold to third parties and managing the risk (which the Company calls the “pull-through risk”) that loans the Company has locked will not be closed and funded in an attempt to maximize loan sale profitability through the Company’s various originations channels. The capital markets group uses models and hedging analysis in an attempt to maximize profitability while minimizing the risks inherent in the originations business.

The Company’s originations segment revenue, which is primarily net gains on sales of loans, is impacted by interest rates and the volume of loans locked. The margins earned by the Company’s originations segment are impacted by its cost to originate the loans including underwriting, fulfillment and lead costs. The Company has historically sold its originated and purchased mortgage loans to third parties while retaining the servicing rights. The Company’s future strategy is to shift from retaining the servicing rights for mortgage loans sold to third parties in favor of subservicing.

As a Fannie Mae- and Freddie Mac-approved seller/servicer of mortgages, Ditech is a party to certain agreements with each GSE, which agreements generally incorporates the applicable GSE selling and servicing guidelines (such agreements, together with the addenda and amendments thereto, respectively, the “Fannie Agreements” and “Freddie Agreements,” and collectively, the “GSE Agreements”). In general, when Ditech originates a mortgage loan it funds the loan utilizing borrowings under master repurchase agreements (“MRAs”), pledges the loan as security for such borrowings, subsequently sells the loans into a GSE-sponsored securitization, and uses the proceeds for the sale of the mortgage backed securities to repay the borrowings under the MRAs.

As a Ginnie Mae issuer, Ditech pools and securitizes certain mortgage loans conforming to the requirements of the Ginnie Mae Mortgage-Backed Securities Guide and all special announcements, agreements, and other written communications made by Ginnie Mae to Ditech (collectively, the “Ginnie Agreements,” and together with the GSE Agreements, the “GA Agreements”). The Ginnie Agreements employ a custodial account mechanism whereby the issuer, such as Ditech, forwards to an eligible document custodian approved by Ginnie Mae all of the loan documentation. After the pool of mortgages is approved by a Ginnie Mae pool processing agent, it directs Ditech to issue MBSs to third-party investors. In connection with the approval process, Ditech remits guarantee fees and base servicing fees to Ginnie Mae.

The Ginnie Agreements provide for continuing recourse obligations on Ginnie Mae-approved issuers, such as Ditech. Specifically, upon the discovery of a defective loan within four months after the mortgage origination date, the issuer is required either to cure the defect or substitute the mortgage. If a defective loan is discovered within four months following the loan origination date, the issuer is required either to cure the defect or purchase the loan from the mortgage pool at the remaining principal balance.

In the nine months ended September 30, 2017, Ditech funded mortgage loans of $12.9 billion in unpaid principal balance (“UPB”), consisting of approximately (i) $7.5 billion in Fannie Mae/Freddie Mac conventional conforming loans, (ii) $5.3 billion of Ginnie Mae loans, and (iii) $0.1 billion of jumbo and other loans. On average, Ditech sells or securitizes loans funded through warehouse borrowings in approximately 20 days from the date of origination. As of September 30, 2017, the total UPB of the warehoused loans held by Ditech and awaiting securitization was approximately $752.8 million.

b.	Forward Mortgage Servicing Business

Ditech performs loan servicing of mortgage loans that fall into two categories: (i) mortgage loans for which Ditech owns the mortgage service rights (“MSRs”), and (ii) subservicing for third party owners of MSRs. With respect to mortgage loans for which Ditech owns the MSRs, Ditech performs mortgage servicing primarily in accordance with Fannie Mae, Freddie Mac, and Ginnie Mae servicing guidelines, as applicable. Ditech typically originates the mortgage loans associated with such MSRs and sells them into securitization trusts owned by Fannie Mae or Freddie Mac or into mortgage pools insured by Ginnie Mae. The servicing segment also operates complementary businesses including a collections agency that performs collections of post charge-off deficiency balances for third parties and the Company. The subservicing contracts pursuant to which the Company is retained to subservice mortgage loans generally provide that the customer, the owner of the subserviced MSR, can terminate the Company as subservicer with or without cause. Each such subservicing contract has unique terms establishing the fees that the Company will be paid for the Company’s work under the contract or upon the termination of the contract, if any. The standards of performance the Company is required to meet in servicing the relevant mortgage loans and the profitability of the subservicing activity may vary among different contracts.

As of September 30, 2017, Ditech serviced approximately 1.7 million residential loans with UPB of $199.6 billion. Of those, Ditech was the subservicer for 0.7 million accounts with an unpaid principal loan balance of $96.9 billion. These subserviced accounts represented approximately 44% of its total servicing portfolio based on unpaid principal loan balance at that date. Ditech’s largest subservicing customer, NRM, represented approximately 73% of its total subservicing portfolio based on unpaid principal loan balance on September 30, 2017. The Company’s next largest subservicing customer represented approximately 23% of its total subservicing portfolio based on unpaid principal loan balance on September 30, 2017.

As of September 30, 2017, Ditech serviced approximately 1.7 million residential loans with UPB of $199.6 billion, of which approximately 700,000 accounts with an unpaid principal loan balance of $96.9 billion were serviced by Ditech as subservicer for the MSR owner.

c.	Reverse Mortgage Servicing Business

RMS, an indirect wholly owned subsidiary of the Debtor, primarily focuses on the servicing and subservicing of reverse mortgage loans insured by the Federal Housing Administration, also known as a home equity conversion mortgage (“HECM”). A reverse mortgage loan is a type of loan that allows a homeowner aged 62 or older to borrow money against the equity value of his or her home. Unlike a traditional home equity loan, there is no fixed term, the balance increases over time as interest and other fees are added to the principal and it is non-recourse to the borrower. The loan becomes due and payable upon the death of the last remaining borrower or if the borrower fails to meet the obligations of the mortgage which include an occupancy requirement and payment of taxes and insurance. In addition to servicing reverse mortgage loans, RMS also performs subservicing for third-party reverse mortgage lenders and provides other complementary services, such as real estate owned property (“REO Property”) management and disposition for the reverse mortgage market for a fee. The average term of the reverse mortgage loans that RMS services is seven years.

Effective January 2017, the Company exited the reverse mortgage originations business and completed funding of loans remaining in the pipeline during the second quarter of 2017. RMS remains obligated to fund draw requests from existing borrowers to the extent of the unfunded commitment on their loans as well as scheduled Life Expectancy Set Aside payments. Previously, the consumer retail channel had originated reverse loans in 47 states and the District of Columbia through loan officers located in approximately 20 licensed locations throughout the U.S. The consumer direct channel had originated reverse loans through call centers with leads purchased from lead purveyors or generated via advertising campaigns. The wholesale channel had sourced reverse loans from a network of brokers. The correspondent channel had purchased reverse loans from a network of correspondents in the marketplace.

RMS is an issuer of Ginnie Mae-guaranteed HECM Mortgage Backed Securities (“HMBS”) and virtually all loans RMS originated were sold into HMBS. Under the HMBS program, RMS is required to repurchase loans from the securitization when the loans reach 98% of the maximum claim amount (which is established at origination to reflect the value of the property subject to federal limits). Performing repurchased loans are conveyed to HUD, and a payment is received from HUD typically within a short time of repurchase. Nonperforming loans are either cured or liquidated through foreclosure and subsequent sale of REO Property. RMS typically files a claim with HUD for reimbursement of costs associated with nonperforming loans shortly after such sales occur, or, in any event, no later than approximately six months of foreclosing and obtaining marketable title on the property.

As of September 30, 2017, RMS serviced approximately 109,153 loans with a UPB of $19.8 billion, of which approximately 41,389 accounts with UPB of $8.1 billion were serviced by RMS as a subservicer for the MSR owner.

2)	Employees

As of the Commencement Date, the Company employs approximately 4,130 employees, approximately 4,080 full-time, approximately 40 part-time employees, and 10 temporary employees. Of these individuals, the Debtor employs approximately 225 full-time employees, five part-time employees, and five temporary employees who perform a variety of critical functions, including administrative, legal, accounting, finance, and management-related tasks. All executive officers of the Company, except for one, are employed by the Debtor. In addition, the Company outsources certain back-office functions that support the Company’s loan originations and servicing groups to third-party vendors located in the U.S. and offshore.

All employee wages, salaries, and other compensation and benefits of the Company are paid by Ditech. Intercompany accounting entries are created to record the allocable liability on the Debtor’s books.

3)	Competition

The Company competes with a number of institutions in the mortgage banking market for both the servicing and originations businesses as well as in the reverse mortgage and complementary businesses. In the servicing area, the Company competes with other servicers to acquire MSR and for the right to subservice mortgages for others. Competitive factors in the servicing business include: a servicer’s scale of operations and financial strength; a servicer’s access to capital to fund acquisitions of MSR; a servicer’s ability to meet contractual and regulatory obligations and to achieve favorable performance (i.e., in default management) relative to other servicers; a servicer’s ability to provide a favorable experience for the borrower; and a servicer’s cost to service or subservice. In the mortgage originations area, the Company competes to refinance or provide new mortgage loans to borrowers whose mortgages are in the Company’s existing servicing portfolio. In this area, the price and variety of the Company’s mortgage products are important factors of competition, as is the reputation of the Company’s servicing business and the quality of the experience the borrower may have had with the Company’s servicing business. Since mid-2015, the Company’s forward loan origination and servicing businesses have operated under a single “Ditech” brand. The Company also competes, principally on the basis of price and process efficiency, to acquire mortgages from correspondent lenders. In the future, as the Company endeavors to grow the amount of purchase money (i.e., non-refinance) mortgages the Company originates, the Company will also increasingly compete on the basis of brand awareness.

Across the Company’s servicing and originations businesses, technology is an important competitive factor. In particular, the Company believes it will be increasingly important to enable servicing and originations customers to access the Company’s services through its website and mobile devices.

B.	Debtor’s Organizational Structure.

The Debtor owns, directly or indirectly, 100% of the ownership interest in each of the Non-Debtor Affiliates. The organizational chart, attached hereto as Exhibit G, illustrates the Debtor’s organizational structure, as of the date hereof.

C.	Directors and Officers.

The following table sets forth the names of the members of Debtor’s current board of directors:

Name	Director Since	Position
George M. Awad	June 2016	Chairman of the Board

Daniel G. Beltzman	December 2015	Director

Michael M. Bhaskaran	January 2017	Director

Neal P. Goldman	January 2017	Director

Alvaro G. de Molina	September 2012	Director

William J. Meurer	April 2009	Director

Vadim Perelman	December 2015	Director

Anthony N. Renzi	September 2016 January 2017	CEO and President Director

The following table sets forth the names of the Debtor’s current executive officers:

Name	Position
Anthony N. Renzi	CEO and President

Gary L. Tillett	Executive Vice President and CFO

John J. Haas	General Counsel, Chief Legal Officer and Secretary

Alfred W. Young, Jr.	Executive Vice President, Chief Risk and Compliance Officer

Elizabeth F. Monahan	Chief Human Resources Officer

Jeffrey P. Baker	President of Reverse Mortgage Solutions, Inc.

The composition of the board of directors of the Reorganized Debtor will be disclosed prior to the entry of the order confirming the Plan in accordance with section 1129(a)(5) of the Bankruptcy Code. The Company’s management team members are expected to continue in their current capacities through the Effective Date, and will serve at the pleasure of the board of directors of the Reorganized Debtor thereafter.

D.	Regulation of Company’s Business

The Company’s operations are conducted in the United States and are subject to extensive regulation by federal, state and local authorities, including the CFPB, HUD, VA, the SEC and various state agencies that license, audit and conduct examinations of the Company’s mortgage servicing and mortgage originations businesses. The Company is also subject to a variety of regulatory and contractual obligations imposed by credit owners, investors, insurers, and guarantors of the mortgages the Debtor originates and services, including, but not limited to, Fannie Mae, Freddie Mac, Ginnie Mae, FHFA, USDA, and the VA/FHA. Furthermore, the industry has been under scrutiny by federal and state regulators over the past several years, and the Company expects this scrutiny to continue. Laws, rules, regulations, and practices that have been in place for many years may be changed, and new laws, rules, regulations, and administrative guidance have been, and may continue to be, introduced in order to address real and perceived problems in the industry’s history. The Company expects to incur ongoing operational, legal, and system costs in order to comply with these rules and regulations.

For example, the Company is required to comply with federal consumer protection and other laws, including, but not limited to:

•	The Gramm-Leach-Bliley Act and Regulation P, which requires initial and periodic communication with consumers on privacy matters and the maintenance of privacy matters and the maintenance of privacy regarding certain consumer data in the Debtor’s possession.

•	The Fair Debt Collection Practices Act, which regulates the timing and content of communications on debt collections.

•	The Truth in Lending Act, including Home Ownership and Equity Protection Act and Regulation Z, which regulate mortgage loan origination activities, require certain disclosures be made to mortgageors regarding terms of mortgage financing, regulate certain high-cost mortgages, mandate home ownership counseling for mortgage applicants and regulate certain mortgage servicing activities.

•	The Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act and Regulation V, which collectively regulate the use and reporting of information related to the credit history of consumers.

•	The Equal Credit Opportunity Act and Regulation B, which prohibit discrimination on the basis of age, race, and certain other characteristics in the extension of credit and requires certain disclosures to applicants for credit.

•	The Homeowners Protection Act, which requires the cancellation of mortgage insurance once certain equity levels are reached.

•	The Home Mortgage Disclosure Act and Regulation C, which require reporting of certain public loan data.

•	The Fair Housing Act and its implementing regulations, which prohibit discrimination in housing on the basis of race, sex, national origin, and certain other characteristics.

•	The Service members Civil Relief Act, as amended, which provides certain legal protections and relief to members of the military.

•	The RESPA and Regulation X, which governs certain mortgage loan origination activities and practices and related disclosures and the actions of servicers related to various items, including escrow accounts, servicing transfers, lender-placed insurance, loss mitigation, error resolution, and other customer communications.

•	Regulation AB under the Securities Act, which requires registration, reporting, and disclosure for mortgage-backed securities.

•	Certain provisions of the Dodd-Frank Act, including the Consumer Financial Protection Act, which among other things, created the Consumer Financial Protection Bureau and prohibits unfair, deceptive or abusive acts or practices.

•	The Federal Trade Commission Act, the FTC Credit Practices Rules, and the TC Telemarketing Sales Rule, which prohibit unfair and certain related practices.

•	The TCPA, which restricts telephone solicitations and automatic telephone equipment.

•	Regulation N, which prohibits certain unfair and deceptive acts and practices related to mortgage advertising.

•	The Bankruptcy Code and bankruptcy injunctions and stays, which can restrict collection of debts.

•	The Secure and Fair Enforcement for Mortgage Licensing.

•	Various federal flood insurance laws that require the lender and servicer to provide notice and ensure appropriate flood insurance is maintained when required.

E.	Debtor’s Existing Capital Structure

1.	Prepetition Indebtedness

The following description is for informational purposes only and is qualified in its entirety by reference to the documents setting forth the specific terms of such obligations and their respective related agreements.

(a)	Prepetition Credit Agreement

As of September 30, 2017, the Debtor has outstanding secured debt obligations in the aggregate principal amount of approximately $1.3 billion, which amount consists of secured term loan borrowings under the Prepetition Credit Agreement plus interest, fees and other expenses arising thereunder. In addition, under the Prepetition Credit Agreement, the Debtor has $20.0 million in aggregate commitments available under a revolving credit facility (undrawn except with respect to issued letters of credit in the amount of $19.5 million). The Prepetition Credit Agreement is secured by a lien on substantially all the assets of the Debtor and the Affiliate Co-Plan Proponents.

(b)	Prepetition Senior Notes Indenture

As of September 30, 2017, the Debtor has outstanding unsecured note obligations consisting of $538.7 million in aggregate outstanding principal of 7.875% Senior Notes due 2021 issued pursuant to that certain Senior Notes Indenture (as amended, restated, amended and restated, supplemented or otherwise modified from time to time) by and between the Debtor, the Affiliate Co-Plan Proponents as guarantors, and Wilmington Savings Fund Society, FSB, a national banking association, as successor trustee, dated as of December 17, 2013.

(c)	Prepetition Convertible Notes Indenture

As of September 30, 2017, the Debtor has outstanding unsecured note obligations consisting of $242.5 million in aggregate outstanding principal of 4.50% convertible senior subordinated notes due 2019 issued pursuant to that certain Subordinated Indenture, dated as of January 13, 2012, by and among the Debtor, as issuer, Wells Fargo Bank, National Association, as Trustee, and a Supplemental Indenture thereto, dated as of January 13, 2012. The Convertible Notes are not guaranteed.

(d)	General Unsecured Claims

General Unsecured Claims consisting of any claim against the Debtor (other than the Senior Unsecured Note Claims, the Convertible Notes Claims or any Intercompany Claims) as of the Commencement Date that is neither secured by collateral nor entitled to priority under the Bankruptcy Code or any order of the Bankruptcy Court.

(e)	Warehouse Facilities

As of the date of the Disclosure Statement, the Non-Debtor Affiliates entered into the following agreements with respect to the following facilities, certain of which have been guaranteed by WIMC on an unsecured basis:

A.	Mortgage Loan Warehouse Facilities:

•	Amended and Restated Master Repurchase Agreement, dated as of November 18, 2016, between Credit Suisse AG, as purchaser, and Ditech, as seller; and

•	Amended and Restated Master Repurchase] Agreement, dated as of April 23, 2015, between Barclays Bank PLC, as purchaser and Ditech as seller.

B.	Reverse Mortgage Facilities:

•	Amended and Restated Master Repurchase Agreement, dated as of February 21, 2017, between Credit Suisse First Boston Mortgage Capital LLC, as purchaser, and RMS, as seller; and

•	Amended and Restated Master Repurchase Agreement, dated as of May 22, 2017, between Barclays Bank PLC, as purchase and RMS, as seller.

C.	Mortgage Loan Servicing Facilities:

•	Wells Fargo-GTARII A&R Receivables Loan Agreement, dated as of May 2, 2012, between Green Tree Advance Receivables II LLC (“GTAR II”), as borrower, Green Tree Servicing LLC, as administrator, and Wells Fargo Capital Finance as agent (the “Wells Fargo Facility”).

•	Master Revolving Credit Agreement, dated as of December 18, 2013, between Flagstar Bank, as lender, and Ditech, as borrower; and

•	Early Advance Reimbursement Agreement, dated as of March 31, 2014, as amended, between Ditech, as servicer pursuant to that certain Mortgage Selling and Servicing Contract dated March 23, 2015, and Fannie Mae.

In addition, prior to the Commencement Date, Ditech had entered into one securitization arrangement, pursuant to which the following notes have been issued:

•	Series 2016-T1 Advance Receivable Backed Notes and Series 2014-VF2 Variable Funding Notes issued pursuant to certain indenture (as supplemented from time to time) between Green Tree Agency Advance Trust I (“GTAAFT”), as issuer, Green Tree Advance Receivables III LLC, as depositor, Wells Fargo Bank N.A., as indenture trustee, Ditech, as servicer, and Barclays Bank PLC, as administrative agent; and

Ditech transferred certain GSE advance receivables into GTAAFT to obtain access to servicer advance facilities issued by GTAAFT and transferred certain receivables related to private label securitizations to GTAR II, which provided access to the Wells Fargo Facility.

2.	Equity Ownership

The Debtor is a public company that files annual reports with, and furnishes other information to, the SEC. The Debtor’s common stock is currently traded on the NYSE under the symbol “WAC.BC.” As of November 3, 2017, 90 million shares of WAC.BC $0.01 par value common stock had been authorized with 37,373,551 shares of common stock issued and outstanding. As of March 9, 2017, the latest date on which this information is available, there were 133 record holders of the common stock. There is no preferred stock outstanding.

III.

KEY EVENTS LEADING TO COMMENCEMENT OF CHAPTER 11 CASE

A.	Events Leading to Commencement of the Chapter 11 Case

From 2010 through 2015, the Company grew its servicing and originations businesses both organically and through a number of acquisitions, including the acquisitions of RMS and Security One Lending, Inc., an indirect, wholly-owned subsidiary of the Debtor in 2012, the acquisition of a national originations platform in 2013 from Residential Capital, LLC and significant bulk servicing right acquisitions in 2013 and 2014.

In connection with these acquisitions and for other business reasons, the Company incurred debt and, as a result, has been and continues to be highly leveraged, in relation to the Company’s ability to service the debt and on a relative basis in comparison to the Company’s peers. The Company has also historically depended on ongoing access to warehouse, advance, and buy-out facility markets, and the capital markets generally, to obtain financing on commercially satisfactory terms to fund the substantial ongoing capital needs of the Company’s various businesses. As market rates and terms moved against the Company, the Company’s liquidity contracted and profitability was negatively impacted. During 2014, 2015, and 2016, the Company recorded significant net losses. During those years, despite the Company’s efforts to reduce its expenses, dispose of certain businesses, eliminate certain activities, and improve operations, the Company was unsuccessful in meeting key business goals and generating profits, which resulted in a decrease in the Company’s overall revenues and operations. More recently, the Company’s liquidity has become further constrained due to responses from the Company’s lenders to certain events, including the pace of, and uncertainty surrounding, the Company’s restructuring initiative, and restatement of the Company’s financial statements for the year ended December 31, 2016 and the quarterly periods ended June 30, 2016, September 30, 2016, and March 31, 2017.

In response to the downturn, as early as 2015, the Company began transforming its business, undertaking changes to the Company’s leadership ranks, prioritizing the “core” business of originating and servicing Fannie Mae, Freddie Mac, and Ginnie Mae loan products, and implementing a strong operating discipline and execution focus. Since the commencement of the organizational improvements, the Company has developed a business plan that is focused on cost reductions, operational enhancements, and streamlining of the Company’s businesses, which efforts are projected to return the Company to profitability.

In addition, as described more fully below, the Company undertook an active approach and designed a process to work with its creditors to de-leverage the business and align the Company’s capital structure with the modified business plan and to address the other challenges facing the Company.

To that end, the Company engaged legal and financial restructuring advisors beginning in the third calendar quarter of 2016, and the Company’s board reviewed and evaluated various potential actions the Company could take to reduce its leverage. The Company’s advisors, with primary oversight by the Company’s independent directors, initiated negotiations with its senior creditors, initially in December 2016 (which negotiations did not lead to agreement on the terms of a proposed restructuring), and again in early summer of 2017, in each case in an effort to reach a consensual restructuring that would significantly deleverage the Company. After months of negotiations, the Company, with the aid of its advisors, was able to execute consensual Restructuring Support Agreements (as further described below) with the Consenting Term Loan Holders, collectively holding more than 95% of all Term Loans, and Consenting Senior Noteholders, collectively holding more than 85% of all Senior Notes Claims, in support of the financial Restructuring.

In addition, the Company also engaged with an ad hoc group of holders of Convertible Notes (the “Ad Hoc Convertible Noteholders Group”). In an effort to reach a consensus, the Company executed engagement letters pursuant to which the Company agreed to pay the legal and financial advisor fees of the Ad Hoc Convertible Noteholders Group. Unfortunately, those efforts did not result in consensus. On October 30, 2017, the Company terminated the engagement letters with the advisors to the Ad Hoc Convertible Noteholder Group. The Company has and remains willing to engage in constructive discussions with the Ad Hoc Convertible Noteholder Group. Notably, the Consenting Term Lenders and Consenting Senior Noteholders collectively hold approximately 23% of the outstanding amount of Convertible Notes and have agreed to vote such claims in favor of the Plan.

The Debtor plans to file the Chapter 11 Case to implement the prepackaged Plan that has been contemplated in the Restructuring Support Agreements. The Company plans to continue operations while it implements the financial restructuring through the Debtor’s Chapter 11 Case.

B.	Prepetition Negotiations and the Restructuring Support Agreements

On July 31, 2017, the Debtor entered into a Restructuring Support Agreement (the “Original Term Loan RSA”) with the Term Lenders holding, as of July 31, 2017, more than 50% of the loans and commitments outstanding (the “Term Loans”) under the Prepetition Credit Agreement. Pursuant to the terms of the Original Term Loan RSA, on the dates specified therein, the Company was obligated to purchase at par (or in certain limited circumstances, voluntarily prepay) the term loans of the lenders that become party to the Original Term Loan RSA in an aggregate principal amount of $100 million. On October 20, 2017, the Debtor entered into (i) the Term Lender RSA with Term Lenders holding, as of October 20, 2017, more than 48% of the Term Loans, and (ii) the Senior Notes RSA, with the Senior Noteholders holding, as of October 20, 2017, more than 50% of the Senior Notes under the Prepetition Senior Notes Indenture. The Restructuring Support Agreements became effective when holders of more than 66 2/3% in the aggregate of Senior Notes and Terms Loans became party to the applicable Restructuring Support Agreement (the “Support Effective Date”). The Support Effective Date occurred on October 25, 2017, and, as of that date, Consenting Term Lenders collectively holding more than 95% of all Term Loans Claims and Consenting Senior Noteholders collectively holding more than 85% of all Senior Notes Claims, have committed to support the financial Restructuring.

The Restructuring Support Agreements obligate the Debtor and the Consenting Term Lenders and Consenting Senior Noteholders to, among other things, use commercially reasonable efforts to support and not interfere with consummation of the Restructuring, and as to the Consenting RSA Parties, vote to accept the Plan subject to the receipt of solicitation materials in accordance with section 1125(g) and 1126 of the Bankruptcy Code. The Restructuring Support Agreements may be terminated upon the occurrence of certain events, including, among other requirements, the failure to meet specified milestones relating to the filing, confirmation and consummation of the Plan, the occurrence of a Material Adverse Effect (as defined in the Restructuring Support Agreement) and in the event of certain breaches by the parties under the Restructuring Support Agreements.

On November 3, 2017, the Company disclosed that it did not make the $5.5 million interest payment due November 1, 2017 on the Company’s Convertible Notes, and, as provided for in the Prepetition Convertible Notes Indenture, has entered into the 30-day grace period in connection thereof. Failure to make the aforementioned interest payment would constitute an event of default under the Prepetition Convertible Notes Indenture if the payment is not made within 30 days of the due date, which would then result in a cross-default under the Prepetition Credit Agreement and certain of the Company’s warehouse and other financing facilities. The Consenting Term Lenders and the Consenting Senior Noteholders have agreed to forbear from the exercise of any rights or remedies they may have in respect of the failure to make the aforementioned interest payment, the non-payment of which is required under the Restructuring Support Agreements.

In addition, the Debtor is required under the Restructuring Support Agreements to commence solicitation on the Plan by November 6, 2017 and commence the Chapter 11 Case on or before November 30, 2017.

IV.

ANTICIPATED EVENTS DURING CHAPTER 11 CASE

The Debtor agreed to file a voluntary petition for relief under chapter 11 of the Bankruptcy Code on or before November 30, 2017 (the “Commencement Date”). The filing of the petition will commence the Chapter 11 Case, at which time the Debtor will be afforded the benefits, and will become subject to the limitations, of the Bankruptcy Code.

A.	Commencement of Chapter 11 Case and First-Day Motions

The Debtor intends to continue to operate its business in the ordinary course during the pendency of the Chapter 11 Case as it had prior to the Commencement Date. The Debtor also intends to file various motions seeking relief from the Bankruptcy Court which, if granted, are expected to promote a seamless transition between the Debtor’s prepetition and postpetition business operations, facilitate a smooth reorganization through the Chapter 11 Case, and minimize any disruptions to the Debtor’s operations. The following is a brief overview of the relief the Debtor intends to seek on the Commencement Date to maintain its operations in the ordinary course.

1.	DIP Financing and Cash Collateral

To address the working capital needs of Ditech and RMS, upon the commencement of the Chapter 11 Case, the Debtor will seek the authority to enter into the DIP Warehouse Refinancing Agreement and the DIP Guaranties, which, once authorized, will enable Ditech and RMS to enter into the DIP Warehouse Facility Agreements that will provide up to $1.9 billion in available financing to refinance their existing warehouse and servicer advance facilities. Pursuant to the DIP Guaranties, the Debtor will guaranty Ditech’s and RMS’ obligations under each DIP Warehouse Facility Agreements on an unsecured basis and will seek to grant superpriority status to the DIP Lenders’ Claims under the DIP Guaranties. Upon the occurrence of the Effective Date and satisfaction of certain condition precedent set forth in the New Warehouse Facilities Term Sheet (attached as Exhibit A to the Commitment Letter), the DIP Warehouse Facilities will convert into the Exit Warehouse Facilities.

The DIP Warehouse Facilities will provide Ditech and RMS the flexibility to use the commitment amount in the manner that best suits their capital needs. Specifically, during the Chapter 11 Case, (i) up to $750 million will be available to fund Ditech’s origination business, (ii) up to $800 million will be available to RMS, and (iii) up to $550 million will be available to finance the advance receivables related to Ditech’s servicing activities. In addition, the lenders under the DIP Warehouse Facilities have agreed to provide Ditech up to $1.35 billion in trading capacity required by Ditech to hedge its interest rate exposure with respect to the loans in Ditech’s origination pipeline, as well as those loans that will be subject to repurchase obligations with the DIP Warehouse Facilities lenders prior to being securitized.

The entry into the DIP Warehouse Facilities will be subject to certain conditions precedent, as more fully set forth in the New Warehouse Facilities Term Sheet, including:

a)	Ditech’s and RMS’s continued status as an approved issuer and servicer with the GSEs or Ginnie Mae, as applicable;

b)	no material disruption of claim payments on FHA insured loans;

c)	execution of forbearance agreements with lenders under certain prepetition agreements that will remain in effect as of the Commencement Date; and

d)	the entry by the Bankruptcy Court of an interim DIP Order approving the DIP Guaranties of the Debtor.

In addition, the Debtor will seek authorization to consensually use the cash collateral of the Term Lenders for the duration of the Chapter 11 Case. In exchange, the Debtor will seek to provide the Term Lenders, with the consent of the Prepetition Administrative Agent, acting at the direction of the Required Term Lenders:

a)	Adequate Protection Lien. The Prepetition Administrative Agent (on behalf of itself and the Term Lenders) shall receive a replacement security interest in and lien on all assets and property of the Debtor, whether arising prepetition or postpetition of any nature whatsoever, which liens and security interests shall be subordinate only to Permitted Liens (as defined in the Prepetition Credit Agreement) to the extent any such Permitted Liens are senior in priority under applicable non-bankruptcy law to the liens securing the obligations under the Prepetition Credit Agreement, and a customary professional fee “carve-out” in an amount to be agreed upon by the Company and the Requisite Term Lenders (the “Carve Out”). The adequate protection liens shall not be (i) subject, or junior to, any lien or security interest that is avoided and preserved for the benefit of the Debtor’s estate under section 551 of the Bankruptcy Code or (ii) subordinated to or made pari passu with any other lien or security interest, whether under section 364(d) of the Bankruptcy Code or otherwise, except as expressly provided in the Financing Orders.

b)	507(b) Claim. The Prepetition Administrative Agent (on behalf of itself and the Term Lenders) shall receive an administrative expense claim pursuant to Bankruptcy Code section 507(b) with priority over all other administrative expenses, subject to the Carve Out.

c)	Adequate Protection Payments. The Debtor’s prompt payment of, whether incurred prior to or following the Commencement Date, (i) all reasonable fees and expenses of the Prepetition Administrative Agent (in accordance with the Prepetition Credit Agreement) (including, without limitation, the reasonable fees, costs, and expenses of Davis Polk & Wardwell LLP, as counsel to the Prepetition Administrative Agent), Kirkland & Ellis LLP and FTI Consulting, Inc., as provided herein, and (ii) of accrued interest at the non-default rate.

d)	Financial Reporting. Until the Effective Date, the Debtor shall continue to provide the Prepetition Administrative Agent, Kirkland & Ellis LLP, and FTI Consulting, Inc. with financial and other reporting in compliance with the Prepetition Documents and any reporting described in the Financing Orders; provided that, a copy of any such financial information and reports shall simultaneously be provided to Milbank, Tweed, Hadley & McCloy LLP, and Moelis & Company.

2.	Cash Management System

In the ordinary course, the Company utilizes a customary and essential cash management system comprising a group of bank accounts and cash management practices (the “Cash Management System”). Although the Debtor is the holding company for the entire enterprise, most of the Company’s obligations are paid by Ditech from its bank accounts. When Ditech makes disbursements on behalf of the Debtor or Non-Debtor Affiliates, such disbursements are tracked electronically in the Company’s accounting system and are concurrently recorded on the applicable entity’s balance sheet as an intercompany payable or receivable. The accounting system requires that all general-ledger entries be balanced at the legal-entity level, and, therefore, when the accounting system enters an intercompany receivable on one entity’s balance sheet, it also automatically creates a corresponding intercompany payable on the applicable affiliate’s balance sheet.

The business and financial affairs of the Company are complex. Because the Debtor does not generate revenue, the Non-Debtor Affiliates collect and move funds through numerous bank accounts to ensure the financial obligations of the Company’s businesses are met, including origination of mortgage loans, repayment of debt, repurchase of loans, payment of servicing advances, fund additional customer borrowings on reverse loans and pay the general expenses of the businesses. To manage and track the movement of funds the Company, as previously noted, utilizes intercompany transactions which then give rise to the recording of intercompany receivables and payables. The Debtor and Non-Debtor Affiliates must rely on the Cash Management System in the course of their day-to-day business operations.

The cash management system provides a coordinated tracking function across and among all the bank accounts within the Company entities, accounts for all cash movement, provides prompt and accurate reporting while minimizing banking expenses.

The Cash Management System is comprised of approximately 600 bank accounts at various banks, of which approximately (i) 50 are operating accounts, and (ii) 550 are custodial accounts maintained in the name of a Non-Debtor Affiliate whereby such Non-Debtor Affiliate merely holds the account (and the funds in it) in trust or as custodian for a third party. Of these bank accounts, only two are held by the Debtor and the remaining bank accounts are held by Non-Debtor Affiliates.

WIMC, Ditech, and RMS each maintain operating accounts that serve as the ultimate collection point for all funds moving through these entities. The WIMC operating account holds a relatively small balance at any given time as any funds that come into that account are transferred from and to Ditech and RMS on an as needed basis. In addition to the WIMC operating account, the Debtor also maintains a disbursement account that is set up as a zero-balance account. Generally, Ditech and RMS transfer funds into the WIMC operating account so that the Debtor can make certain payments, including but not limited to, principal and interest payments and related fees on the Term Loans (as defined below) and third-party professionals that have contracts with the Debtor such as audit, legal, and advisor payments.

The Cash Management System enables the Company to efficiently collect and disburse cash generated by its business, pay its financial obligations, centrally control and monitor corporate funds and available cash, comply with the requirements of its financing agreements, reduce administrative expenses, and efficiently obtain accurate account valances and other financial date.

It is critical that the Cash Management System remain intact to ensure seamless continuation of cash movement to support the Company’s businesses. On Commencement Date, the Debtor intends to seek authority to continue to use the Company’s Cash Management System and to incur or satisfy intercompany obligations in the ordinary course of business. The Debtor also intends to seek an extension of the time to comply with section 345(b) of the Bankruptcy Code, which requires that the Banks provide the Debtor with a bond to secure the safety of the Debtor’s cash and cash equivalents that the Banks hold, unless the court for case orders otherwise.

3.	Employee Wages and Benefits

The majority of the Company’s workforce relies on the Company’s compensation, benefits and reimbursement of expenses to satisfy daily living expenses. The workforce would be exposed to significant financial difficulties if the Company is not permitted to honor obligations for unpaid compensation, benefits, and reimbursable expenses in the ordinary course. Moreover, if the Company is unable to satisfy such obligations, morale and loyalty will be jeopardized at a time when support is critical. In the absence of such payments, the workforce may seek alternative employment opportunities, including with the Company’s competitors, hindering the Company’s ability to meet its customer obligations and likely diminishing customer confidence. Loss of valuable employees would distract from the Company’s focus on its operations and administering the Chapter 11 Case.

Although many of the Company’s employees are employed by Ditech or RMS, the Debtor still employs approximately 229 full- and part-time employees who perform a variety of critical functions, including administrative, legal, accounting, finance, and management-related tasks.

To minimize the uncertainty and potential distractions associated with the Chapter 11 Case and the potential disruption of the Company’s operations resulting therefrom, on the Commencement Date, the Debtor intends to seek authority from the Bankruptcy Court to continue to honor the Debtor’s obligations to its workforce in the ordinary course of business, including (i) the payment of pre- and postpetition wages, salaries, and reimbursable employee expenses, (ii) the payment of pre- and postpetition accrued and unpaid employee benefits, and (iii) the continuation of the Debtor’s benefit programs and policies.

4.	Taxes

Pursuant to the Plan, the Debtor intends to pay all taxes and regulatory obligations in full. To minimize any disruption to the Debtor’s operations and ensure the efficient administration of the Chapter 11 Case, on the Commencement Date, the Debtor intends to seek authority from the Bankruptcy Court to pay all taxes, fees, and similar charges and assessments, whether arising pre- or postpetition, to the appropriate taxing, regulatory, or other governmental authority in the ordinary course of the Company’s business.

5.	Insurance Programs

In connection with the operation of its business, the Debtor maintains Workers’ Compensation Programs and Liability and Property Insurance Programs through several different insurance programs on behalf of the Company. The insurance programs are essential to the preservations of the value of the Company’s business, properties, and other assets. Some of the insurance programs are required by the various regulations, laws, and contracts that govern the Company’s commercial activities. Accordingly, on the Commencement Date, the Debtor intends to seek authority from the Bankruptcy Court to continue to honor insurance obligations in the ordinary course.

6.	Extension of the Automatic Stay

The Company is a highly integrated enterprise that operates through its subsidiaries. The ability to consummate the Plan and perform the obligations thereunder is tied directly to the operations of such subsidiaries. Additionally, the Affiliate Co-Plan Proponents are guarantors of the Term Loans Claims and Senior Notes Claims. These obligations are being restructured pursuant to the Plan. Those Affiliate Co-Plan Proponents have not filed for chapter 11 in order to avoid disruption to the operations, including licensing, GSE issuer status, and other operations that are central to the Company’s continued operations. If there is action taken by the holdouts in the Term Loan Claims or the Senior Notes Claims, such action could be detrimental to the implementation of the Plan and the business.

To protect the Company’s continued operations and the Debtor’s ability to execute the Restructuring, the Debtor may move the Bankruptcy Court to expand the automatic stay protections to Affiliate Co-Plan Proponents with respect to their guarantees of the Term Loan Claims or Senior Notes Claims if necessary. The additional and necessary protections of the automatic stay to the Affiliate Co-Plan Proponents are essential to the continued operations and successful Reorganization of the Debtor, specifically because, as guarantors, any action taken by lenders against the Affiliate Co-Plan Proponents would negatively impact the entire Company and Restructuring.

B.	Procedural Motions and Retention of Professionals

The Debtor intends to file several other motions that are common to chapter 11 proceedings of similar size and complexity as the Chapter 11 Case, including applications to retain various professionals to assist the Debtor in the Chapter 11 Case.

C.	Solicitation Procedures

Contemporaneously with the filing of the Petition, the Debtor will seek an order of the Bankruptcy Court scheduling the Confirmation Hearing to consider (i) the adequacy of the Disclosure Statement and the Solicitation in connection therewith and (ii) confirmation of the Plan. Notice of this hearing will be published and mailed to all known holders of Claims and Interests in accordance with an order of the Bankruptcy Court to be requested by the Debtor.

V.

MATTERS OF NON-DEBTOR AFFILIATES

As indicated in the Organizational Chart attached hereto as Exhibit H, the Debtor is a direct or indirect parent of 23 Non-Debtor Affiliates, none of which are expected to file for chapter 11. The Plan contemplates an in-court restructuring of the funded debt obligations of the Company to deleverage the Company. To effectuate the Restructuring, the Debtor will be seeking a release of the Affiliate Co-Plan Proponents’ guarantees under the Prepetition Credit Agreement and Prepetition Senior Notes Indenture. In exchange, as described below, the Affiliate Co-Plan Proponents will make substantial contributions to the Debtor and its stakeholders to allow the Plan to be implemented.

Specific to the Plan, the Affiliate Co-Plan Proponents will make or fund all payments required to be paid by the Debtor on account of any Allowed Claims. Furthermore, the Affiliate Co-Plan Proponents also agree to not have Intercompany Claims paid in cash by the Debtor. All of the payments under the Plan are generated by the Affiliate Co-Plan Proponents. In addition, with the Amended and Restated Credit Facility, the Affiliate Co-Plan Proponents have agreed (i) to enter into guarantees in support of the Debtor’s obligations under such agreement and (ii) in support thereof, to grant Liens over their assets subject to the Liens of the Exit Warehouse Facilities Lenders. The Affiliate Co-Plan Proponents have also agreed to guarantee the Debtor’s obligations under the New Second Lien Notes Indenture and to grant Liens over their assets subject to the liens of the Amended and Restated Credit Facility Agent and other senior liens. The grant of the security to the holders of the Senior Notes Claims is of particular importance because of their previously unsecured position.

As discussed above, the Non-Debtor Affiliates generate the Company’s revenue. With respect to the day-to-day operations, the Company shares integral resources and employees in operating its businesses through the Non-Debtor Affiliates. Without the combined efforts of the Debtor and the Non-Debtor Affiliates, the Debtor would be unable to satisfy its obligations under the Plan.

VI.

SUMMARY OF PLAN

Section of the Disclosure Statement summarizes the Plan, a copy of which is annexed hereto as Exhibit A.

A.	Administrative Expense and Priority Claims

1.	Treatment of Administrative Expense Claims

Except to the extent that a holder of an Allowed Administrative Expense Claim agrees to less favorable treatment, each holder of an Allowed Administrative Expense Claim (other than a Fee Claim, a DIP Claim, or a Restructuring Expense) shall receive, in full and final satisfaction of such Claim, Cash in an amount equal to such Allowed Administrative Expense Claim on, or as soon thereafter as is reasonably practicable, the later of (a) the Effective Date and (b) the first Business Day after the date that is thirty (30) calendar days after the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim; provided that, Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtor, as Debtor in Possession, shall be paid by the Debtor or the Reorganized Debtor in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any course of dealing or agreements governing, instruments evidencing, or other documents relating to such transactions.

2.	Treatment of Fee Claims

(a) All Entities seeking an award by the Bankruptcy Court of Fee Claims shall file and serve on counsel to the Debtor, the U.S. Trustee, and counsel to the Requisite RSA Parties, on or before the date that is forty-five (45) days after the Effective Date, their respective final applications for allowance of compensation for services rendered and reimbursement of expenses incurred from the Commencement Date through the Effective Date. Objections to any Fee Claims must be filed and served on counsel to the Debtor, counsel to the Requisite RSA Parties, and the requesting party no later than twenty-one (21) calendar days after the filing of the final applications for compensation or reimbursement (unless otherwise agreed by the party requesting compensation of a Fee Claim).

(b) Allowed Fee Claims shall be paid in full, in Cash, in such amounts as are Allowed by the Bankruptcy Court (i) upon the later of (A) the Effective Date and (B) the date upon which a Final Order relating to any such Allowed Fee Claim is entered, in each case, or as soon as reasonably practicable thereafter, or (ii) upon such other terms as may be mutually agreed upon between the holder of such an Allowed Fee Claim and the Debtor or the Reorganized Debtor, as applicable.

(c) The Reorganized Debtor is authorized to pay compensation for services rendered or reimbursement of expenses incurred after the Effective Date in the ordinary course and without the need for Bankruptcy Court approval. On or about the date that is not later than the third Business Day prior to the Effective Date, holders of Fee Claims shall provide a reasonable estimate of such Fee Claims to the Debtor or the Reorganized Debtor, counsel to the Consenting Term Lenders, and counsel to the Consenting Senior Noteholders, and the Debtor or Reorganized Debtor shall either escrow or separately reserve for and segregate such estimated amounts for the benefit of the holders of the Fee Claims until the fee applications related thereto are resolved by Final Order or agreement of the parties.

3.	Treatment of Priority Tax Claims

Except to the extent that a holder of an Allowed Priority Tax Claim agrees to less favorable treatment, each holder of an Allowed Priority Tax Claim shall receive, in full and final satisfaction of such Allowed Priority Tax Claim, at the sole option of the Debtor or the Reorganized Debtor, as applicable Cash in an amount equal to such Allowed Priority Tax Claim on, or as soon thereafter as is reasonably practicable, the later of (a) the Effective Date, to the extent such Claim is an Allowed Priority Tax Claim on the Effective Date, (b) the first Business Day after the date that is thirty (30) calendar days after the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, and (c) the date such Allowed Priority Tax Claim is due and payable in the ordinary course as such obligation becomes due; provided that, the Debtor reserves the right to prepay all or a portion of any such amounts at any time under this option without penalty or premium.

4.	DIP Claims

On the Effective Date, subject to the satisfaction or waiver of all conditions precedent to effectiveness herein, the DIP Lenders will receive the treatment provided for in the New Warehouse Facilities Term Sheet, including the payment of the Exit Warehouse Facilities Fees as provided therein.

5.	Restructuring Expenses

During the period commencing on the Commencement Date through the Effective Date, the Debtor will promptly pay, or cause an Affiliate Co-Plan Proponent to promptly pay, in full in Cash any Restructuring Expenses in accordance with the terms of the Restructuring Support Agreements. Without limiting the foregoing, to the extent that any Restructuring Expenses remain unpaid as of the Business Day prior to the

Effective Date, on the Effective Date, the Reorganized Debtor shall pay in full in Cash any outstanding Restructuring Expenses that are invoiced without the requirement for the filing of retention applications, fee applications, or any other applications in the Chapter 11 Case, and without any requirement for further notice or Bankruptcy Court review or approval. For the avoidance of doubt, any Restructuring Expenses invoiced after the Effective Date shall be paid promptly, but no later than ten (10) business days of receiving an invoice.

B.	Classification of Claims and Interests

1.	Classification in General

A Claim or Interest is placed in a particular Class for all purposes, including voting, confirmation, and distribution under the Plan and under sections 1122 and 1123(a)(1) of the Bankruptcy Code; provided that, a Claim or Interest is placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and such Allowed Claim or Allowed Interest has not been satisfied, released, or otherwise settled prior to the Effective Date.

2.	Summary of Classification

The following table designates the Classes of Claims against and Interests in the Debtor and specifies which of those Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code, and (c) deemed to accept or reject the Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims have not been classified.

Class	Designation	Treatment	Entitled to Vote
1	Priority Non-Tax Claims	Unimpaired	No (Presumed to accept)
2	Other Secured Claims	Unimpaired	No (Presumed to accept)
3	Revolving Loan Claims	Unimpaired	No (Presumed to accept)
4	Term Loan Claims	Impaired	Yes
5	Senior Notes Claims	Impaired	Yes
6	Convertible Notes Claims	Impaired	Yes
7	General Unsecured Claims	Unimpaired	No (Presumed to accept)
8	Intercompany Claims	Unimpaired	No (Presumed to accept)
9	Existing Equity Interests	Impaired	No (Deemed to reject)
10	Other Interests	Impaired	No (Deemed to reject)

3.	Special Provision Governing Unimpaired Claims

Nothing under the Plan shall affect the rights of the Debtor or the Reorganized Debtor, as applicable, in respect of any Unimpaired Claims, including all rights in respect of legal and equitable defenses to, or setoffs or recoupments against, any such Unimpaired Claims.

4.	Elimination of Vacant Classes

Any Class of Claims against or Interests in the Debtor that, as of the commencement of the Confirmation Hearing, does not have at least one holder of a Claim or Interest that is Allowed in an amount greater than zero for voting purposes shall be considered vacant, deemed eliminated from the Plan for purposes of voting to accept or reject the Plan, and disregarded for purposes of determining whether the Plan satisfies section 1129(a)(8) of the Bankruptcy Code with respect to that Class.

C.	Instruments Issued Pursuant to Plan

1.	Term Loan Amended Agreement

On the Effective Date, the Company and the Term Lenders will enter into or shall be deemed to have entered into, pursuant to the Plan, the Amended Restated Credit Facility Agreement, which will be consistent with the Amended and Restated Credit Facility Term Sheet.

2.	New Second Lien Notes

On the Effective Date, the Company will issue secured second lien notes on the terms and conditions, and in the form and manner consistent with, the New Second Lien Notes Term Sheet attached hereto as Exhibit G. On the Effective Date, the agent under the Amended and Restated Credit Facility Agreement and the agent under the New Second Lien Notes shall enter into an intercreditor agreement that is acceptable to the Requisite Creditors.

The New Second Lien will be 9.0% second lien PIK toggle notes due 2024 to be issued by Reorganized WIMC in the principal amount of $250 million, pursuant to the New Second Lien Notes Indenture. The New Second Lien Notes will require payment of interest in cash, except that interest on up to $50 million principal amount (plus previously accrued PIK Interest payable), at the election of the WIMC (subject to limitations in the Exit Facility Documents), may be paid by increasing the principal amount of the outstanding notes or by issuing additional notes (“PIK Interest”).

3.	Mandatorily Convertible Preferred Stock

On the Effective Date, the Company will issue Mandatorily Convertible Preferred Stock convertible into 73% of the total number of issued and outstanding shares of New Common Stock as of the Effective Date subject to dilution by shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and by shares of New Common Stock issued after the Effective Date, including shares of New Common Stock issuable pursuant to the New Warrants (if issued), which will be in a form and manner consistent with the Mandatorily Convertible Preferred Stock Term Sheet attached hereto as Exhibit H.

4.	New Common Stock

On the Effective Date, the Company will issue new common stock of the Company. The New Common Stock shall be the shares of common stock, par value $.01 per share issued by Reorganized WIMC authorized pursuant to the Amended Organizational Documents of Reorganized WIMC, and all of which shall be deemed validly issued, fully-paid, and non-assessable.

5.	New Warrants

On the Effective Date, if the Class of Convertible Notes Claims is not a Rejecting Class, the Company will issue 10 year warrants in two (2) separate tranches, and which will be in a form and manner consistent with the New Warrants Term Sheet attached hereto as Exhibit I. The number and exercise price of Series A Warrants shall be determined at the effective date of the Plan such that, in the aggregate, the holders of Convertible Notes and the Existing Equity Holders (through the Series A Warrants and shares of New Common Stock issuable to them under the Plan) will receive 50% of the incremental total equity value of the Company above $325 million. The number and exercise price of Series B Warrants shall be determined at the Effective Date such that, in the aggregate, the holders of the Convertible Notes and the Existing Equity Holders (through the Series B Warrants, the Series A Warrants, and shares of New Common Stock issuable to them under the Plan) will receive 60% of the incremental total equity value of the Company above $500 million (after giving effect to the conversion of the Mandatorily Convertible Preferred Stock).

D.	Treatment of Claims and Interests

1.	Priority Non-Tax Claims (Class 1)

(a) Classification: Class 1 consists of Priority Non-Tax Claims.

(b) Treatment: Except to the extent that a holder of an Allowed Priority Non-Tax Claim against the Debtor agrees to a less favorable treatment of such Claim, in full and final satisfaction of such Allowed Priority Non-Tax Claim, at the sole option of the Debtor or the Reorganized Debtor: (i) each such holder shall receive payment in Cash in an amount equal to such Claim, payable on the later of the Effective Date and the date that is ten (10) Business Days after the date on which such Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim, or as soon thereafter as is reasonably practicable, (ii) such holder’s Allowed Priority Non-Tax Claim shall be Reinstated, or (iii) such holder shall receive such other treatment so as to render such holder’s Allowed Priority Non-Tax Claim Unimpaired.

(c) Voting: Class 1 is Unimpaired, and the holders of Priority Non-Tax Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Priority Non-Tax Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to Priority Non-Tax Claims.

2.	Other Secured Claims (Class 2)

(a) Classification: Class 2 consists of the Other Secured Claims. To the extent that Other Secured Claims are secured by different Collateral or different interests in the same Collateral, such Claims shall be treated as separate subclasses of Class 2 for purposes of voting to accept or reject the Plan and receiving distributions under the Plan.

(b) Treatment: Except to the extent that a holder of an Allowed Other Secured Claim agrees to different treatment, on the later of the Effective Date and the date that is ten (10) Business Days after the date such Other Secured Claim becomes an Allowed Claim, or as soon thereafter as is reasonably practicable, each holder of an Allowed Other Secured Claim will receive, on account of such Allowed Claim, at the sole option of the Debtor or Reorganized Debtor: (i) Cash in an amount equal to the Allowed amount of such Claim, (ii) Reinstatement of such holder’s Allowed Other Secured Claim, (iii) such other treatment sufficient to render such holder’s Allowed Other Secured Claim Unimpaired, or (iv) return of the applicable Collateral in satisfaction of the Allowed amount of such Other Secured Claim.

(c) Voting: Class 2 is Unimpaired, and the holders of Other Secured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Other Secured Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Other Secured Claims.

3.	Revolving Loan Claims (Class 3)

(a) Classification: Class 3 consists of Revolving Loan Claims.

(b) Treatment: Except to the extent that a holder of an Allowed Revolving Loan Claim agrees to different treatment, holders of Revolving Loan Claims will receive, in full and final satisfaction of their Allowed Revolving Loan Claim, (i) payment in Cash in full of its Claim (if any) and termination of all letters of credit issued under the Revolving Credit Facility, which letters of credit will be refinanced, or (ii) such other treatment satisfactory to each holder of an Allowed Revolving Loan Claim, in such holder’s sole discretion.

(c) Voting: Class 3 is Unimpaired, and the holders of Revolving Loan Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Revolving Loan Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Revolving Loan Claims.

4.	Term Loan Claims (Class 4)

(a) Classification: Class 4 consists of Term Loan Claims.

(b) Allowance: The Term Loan Claims are Allowed pursuant to section 506(a) of the Bankruptcy Code against the Debtor in the aggregate principal amount then outstanding under the Prepetition Credit Agreement as of the Effective Date plus accrued but unpaid interest (excluding default interest), plus any other premiums, fees, costs, or other amounts due but unpaid under the Prepetition Credit Agreement (the “Allowed Prepetition Term Loan Claim”). The Prepetition Administrative Agent and the Term Loan Lenders shall not be required to file proofs of Claim on account of any Term Loan Claims.

(c) Treatment: As of the Effective Date, holders of Term Loan Claims will become bound by the Amended and Restated Credit Facility Agreement and receive, in full and final satisfaction of their Allowed Term Loan Claims on the Effective Date, their Pro Rata share of (i) term loans under the Amended and Restated Credit Facility Agreement (such term loans to be in an aggregate principal amount equal to the outstanding term loans under the Prepetition Credit Agreement) and (ii) any accrued and unpaid interest under the Prepetition Credit Agreement as of the Effective Date. On the Effective Date, the Prepetition Credit Agreement shall be deemed cancelled (except as set forth in Section 5.10 of the Plan) and replaced by the Amended and Restated Credit Facility Agreement, without the need for any holder of a Term Loan Claim that does not vote for the Plan or votes to reject the Plan executing the Amended and Restated Credit Facility Agreement, and each Lien, mortgage and security interest that secures the obligations arising under the Prepetition Credit Agreement as of the Commencement Date shall be reaffirmed, ratified and deemed granted by the Reorganized Debtor to secure all obligations of the Reorganized Debtor arising under the Amended and Restated Credit Facility Agreement.

(d) Voting: Class 4 is Impaired, and the holders of Term Loan Claims in Class 4 are entitled to vote to accept or reject the Plan.

5.	Senior Notes Claims (Class 5)

(a) Classification: Class 5 consists of Senior Notes Claims.

(b) Allowance: The Senior Notes Claims are Allowed against the Debtor in the aggregate principal amount then outstanding under the Senior Notes plus accrued but unpaid interest, plus any other premiums, fees, costs, or other amounts due but unpaid under the Senior Notes, the Prepetition Senior Notes Indenture or any related documents as of the Commencement Date (the “Allowed Senior Notes Claim”). Neither the holders of the Senior Notes Claims or the Prepetition Senior Notes Trustee shall be required to file proofs of Claim on account of any Senior Notes Claim.

(c) Treatment: On the Effective Date, holders of Senior Notes Claims will receive, in full and final satisfaction of their Allowed Senior Notes Claims, their Pro Rata share of (i) New Second Lien Notes, (ii) Mandatorily Convertible Preferred Stock, and (iii) 100% of the New Common Stock issued on the Effective Date, subject to dilution by shares of New Common Stock issuable on conversion of the Mandatorily Convertible Preferred Stock and shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and shares of New Common Stock issued after the Effective Date; provided that, if Class 6 (Convertible Notes Claims) is an Accepting Class, (a) 50% of the New Common Stock that would have otherwise been distributable to Class 5 pursuant to the terms set forth above, shall be distributed to holders of Convertible Notes Claims in accordance with Section 4.6(b) of the Plan, and (b) 50% of the New Common Stock that would have otherwise been distributable to Class 5 pursuant to the terms set forth above, shall be distributed to holders of Existing Equity Interests in accordance with Section 4.9(b) of the Plan. On the Effective Date, the Senior Notes shall be deemed cancelled (except as set forth in Section 5.10 hereof) without further action by or order of the Bankruptcy Court.

(d) Voting: Class 5 is Impaired, and the holders of Senior Notes Claims in Class 5 are entitled to vote to accept or reject the Plan.

6.	Convertible Notes Claims (Class 6)

(a) Classification: Class 6 consists of Convertible Notes Claims.

(b) Treatment: If Class 6 (Convertible Notes Claims) is an Accepting Class, holders of Senior Notes Claims shall be deemed to have consented to a distribution to holders of Convertible Notes Claims of, and holders of Convertible Notes Claims shall receive on the Effective Date, in full and final satisfaction of their Allowed Convertible Notes Claims, their Pro Rata share of (i) New Common Stock representing, in the aggregate, 50% of the New Common Stock issued on the Effective Date, subject to dilution by shares of New Common Stock issuable upon conversion of the Mandatorily Convertible Preferred Stock, shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and shares of New Common Stock issued after the Effective Date, including pursuant to the New Warrants, and (ii) 50% of each tranche of the New Warrants; provided that, if the Class of Convertible Notes Claims is not an Accepting Class, then holders of Convertible Notes Claims will not receive or retain any property under the Plan on account of such Claims. On the Effective Date, the Convertible Notes shall be deemed cancelled (except as set forth in Section 5.10 0f the Plan) without further action by or order of the Bankruptcy Court.

(c) Voting: Class 6 is Impaired, and the holders of Convertible Notes Claims in Class 6 are entitled to vote to accept or reject the Plan.

7.	General Unsecured Claims (Class 7)

(a) Classification: Class 7 consists of General Unsecured Claims.

(b) Treatment: Except to the extent that a holder of an Allowed General Unsecured Claim against the Debtor agrees to a less favorable treatment of such Claim or has been paid before the Effective Date, at the sole option of the Debtor or the Reorganized Debtor on and after the Effective Date, (i) the Debtor or Reorganized Debtor will continue to pay or treat each Allowed General Unsecured Claim in the ordinary course of business as if the Chapter 11 Case had not been commenced, or (ii) such holder will receive such other treatment so as to render such holder’s Allowed General Unsecured Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code, in each case subject to all defenses or disputes the Debtor and Reorganized Debtor may assert as to the validity or amount of such Claims, including as provided in Section 10.8 of the Plan; provided that, notwithstanding the foregoing, the Allowed amount of General Unsecured Claims shall be subject to and shall not exceed the limitations or maximum amounts permitted by the Bankruptcy Code, including sections 502 or 503 of the Bankruptcy Code, to the extent applicable. For the avoidance of doubt, any guarantees, indemnification or other credit support by the Debtor in support of its Affiliates or any other Entity shall be treated as not having been accelerated and shall otherwise be continued after the Effective Date in accordance with the terms of such obligation. To the extent that a holder of a General Unsecured Claim against the Debtor agrees to less favorable treatment of such Claim, the Debtor will provide reasonable prior notice to counsel to the Requisite RSA Parties, including a reasonably detailed description of the proposed terms of such less favorable treatment.

(c) Voting: Class 7 is Unimpaired, and the holders of General Unsecured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of General Unsecured Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such General Unsecured Claims.

8.	Intercompany Claims (Class 8)

(a) Classification: Class 8 consists of Intercompany Claims.

(b) Treatment: On or after the Effective Date, all Intercompany Claims will be paid, adjusted, continued, settled, reinstated, discharged, or eliminated as determined by the Debtor and its Affiliates, in each case to the extent determined to be appropriate by the Debtor or Reorganized Debtor and its Affiliates in their discretion.

(c) Voting: Class 8 is Unimpaired, and the holders of Intercompany Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Intercompany Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Intercompany Claims.

9.	Existing Equity Interests (Class 9)

(a) Classification: Class 9 consists of Existing Equity Interests.

(b) Treatment: If Class 6 (Convertible Notes Claims) is an Accepting Class, holders of Senior Notes Claims shall be deemed to have consented to a distribution to holders of Existing Equity Interests of, and holders of Existing Equity Interests shall receive on the Effective Date, in full and final satisfaction of their Allowed Existing Equity Interest, their Pro Rata share of (i) New Common Stock representing, in the aggregate, 50% of the New Common Stock issued on the Effective Date that would have otherwise been distributable to Class 5 pursuant to the terms set forth in Section 4.5(c) hereof, subject to dilution by shares of New Common Stock issuable upon conversion of the Mandatorily Convertible Preferred Stock, shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and shares of New Common Stock issued after the Effective Date, including pursuant to the New Warrants, and (ii) 50% of each tranche of the New Warrants; provided that, if the Class of Convertible Notes Claims is not an Accepting Class, then holders of Existing Equity Interests will not receive or retain any property under the Plan on account of such Interests. On the Effective Date, all Interests shall be deemed cancelled (except as set forth in Section 5.10 hereof) without further action by or order of the Bankruptcy Court, and shall be of no further force and effect, whether surrendered for cancellation or otherwise.

(c) Voting: The holders of Existing Equity Interests are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, holders of Existing Equity Interests are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Existing Equity Interests.

10.	Other Interests (Class 10)

(a) Classification: Class 10 consists of Interests other than Existing Equity Interests.

(b) Treatment: Holders of Other Interests shall not receive or retain any property under the Plan on account of such Other Interests. On the Effective Date, all Interests shall be deemed cancelled without further action by or order of the Bankruptcy Court, and shall be of no further force and effect, whether surrendered for cancellation or otherwise.

(c) Voting: Class 10 is Impaired, and the holders of Other Interests are conclusively deemed to have rejected the Plan. Therefore, holders of Other Interests are not entitled to vote to accept or reject the Plan, and the votes of such holders of Other Interests will not be solicited.

E.	Means for Implementation

1.	Contributions of Affiliate Co-Plan Proponents

As consideration for, among other things, the releases provided pursuant to the Plan, the Affiliate Co-Plan Proponents shall, for the benefit of the Debtor and the Debtor’s Estate, make contributions to enable the implementation of the Plan, such contributions being fundamentally necessary to the implementation of the Plan. The contributions of the Affiliate Co-Plan Proponents include the following, among others:

(a) The Affiliate Co-Plan Proponents have consented to the treatment set forth in the Plan as applicable to them;

(b) The Affiliate Co-Plan Proponents shall make or fund all payments required to be paid by the Debtor under the Plan on account of any Allowed Claims and the Affiliate Co-Plan Proponents have consented to the repayment of such intercompany transactions with consideration other than Cash;

(c) The Affiliate Co-Plan Proponents shall make or fund all necessary disbursements on behalf of the Debtor in the ordinary course of business and the Affiliate Co-Plan Proponents have consented to the repayment of such intercompany transactions with consideration other than Cash;

(d) In relation to the Amended and Restated Credit Facility Agreement, the Affiliate Co-Plan Proponents have agreed to enter into guarantees in support of the Debtor’s obligations thereunder and shall, pursuant to the Plan, grant Liens over all of their assets in support of such guarantees;

(e) In relation to the New Second Lien Notes Indenture, the Affiliate Co-Plan Proponents have agreed to enter into guarantees in support of the Debtor’s obligations thereunder and shall, pursuant to the Plan, grant Liens over all or substantially all of their assets in support of such guarantees

2.	Compromise and Settlement of Claims, Interests and Controversies

Pursuant to sections 363 and 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan shall constitute a good faith compromise of Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a creditor or an Interest holder may have with respect to any Claim or Interest or any distribution to be made on account of an Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtor, its Estate, and holders of such Claims and Interests, and is fair, equitable, and reasonable.

3.	Continued Corporate Existence

(a) The Debtor shall continue to exist after the Effective Date as Reorganized Debtor in accordance with the applicable laws of the respective jurisdiction in which it is incorporated or organized and pursuant to the Amended Organizational Documents.

(b) On or after the Effective Date, the Reorganized Debtor may take such action that may be necessary or appropriate as permitted by applicable law and the Reorganized Debtor’s Amended Organizational Documents, as the Reorganized Debtor may determine is reasonable and appropriate to affect any transaction described in, approved by, or necessary or appropriate to effectuate the Plan, including, without limitation, causing: (i) the legal name of the Reorganized Debtor to be changed; or (ii) the closure of the Reorganized Debtor’s Chapter 11 Case on the Effective Date or any time thereafter.

4.	Exit Warehouse Facility

(a) On the Effective Date, in accordance with, and subject to, the terms and conditions of the Exit Warehouse Facilities Documents, the Debtor will act as guarantor under the Exit Warehouse Facilities without the need for any further corporate action and without further action by the holders of Claims or Interests.

(b) The Debtor shall be authorized to execute, deliver, and enter into and perform under the Exit Warehouse Facilities Documents without the need for any further corporate action and without further action by the holders of Claims or Interests.

5.	Amended and Restated Credit Facility

(a) On the Effective Date, the Amended and Restated Credit Facility Agreement shall be executed and delivered, and the Reorganized Debtor shall be authorized to execute, deliver and enter into, the Amended and Restated Credit Facility Agreement and the other Amended and Restated Credit Facility Documents, without the need for any further corporate action and without further action by the holders of Claims or Interests.

(b) All Liens, mortgages and security interests securing the obligations arising under the Amended and Restated Credit Facility Agreement and the other Amended and Restated Credit Facility Documents that were Collateral securing the Term Loan Claims as of the Commencement Date are unaltered by the Plan, and all such liens, mortgages and security interests are created and perfected with respect to the Amended and Restated Credit Facility Documents to the same extent, in the same manner and on the same terms and priorities as they were with respect to the Term Loan Claims, except as the foregoing may be modified pursuant to the Amended and Restated Credit Facility Documents and the

New Intercreditor Agreement. All Liens and security interests granted pursuant to the Amended and Restated Credit Facility Documents shall be (i) valid, binding, perfected, and enforceable Liens and security interests in the personal and real property described in and subject to such document, with the priorities established in respect thereof under the New Intercreditor Agreement and/or applicable non-bankruptcy law and (ii) not subject to avoidance, recharacterization, or subordination under any applicable law. The Debtor, the Reorganized Debtor, and the Entities granted such Liens and security interests are authorized to make, and to the extent contemplated by the Amended and Restated Credit Facility Agreement, the Debtor, the Reorganized Debtor, and their respective Affiliates will make, all filings and recordings, and to obtain all governmental approvals and consents necessary to establish, attach and perfect such Liens and security interests under any applicable law, and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interest to third parties. For purposes of all mortgages and deposit account control agreements that secured the obligations arising under the Prepetition Credit Agreement, the Amended and Restated Credit Facility Agreement is deemed an amendment and restatement of the Prepetition Credit Agreement, and such mortgages and control agreements shall survive the Effective Date, shall not be cancelled, and shall continue to secure the Amended and Restated Credit Facility Agreement, except as expressly set forth in the Amended and Restated Credit Facility Agreement.

(c) The Reorganized Debtor shall be authorized to execute, deliver, and enter into and perform under the Amended and Restated Credit Facility Documents without the need for any further corporate or limited liability company action and without further action by the holders of Claims or Interests.

6.	New Second Lien Notes

(a) On the Effective Date, the New Second Lien Notes Indenture shall be executed and delivered, and the Reorganized Debtor shall be authorized to execute, deliver and enter into the New Second Lien Notes Indenture and the other New Second Lien Notes Documents, without the need for any further corporate action and without further action by the holders of Claims or Interests.

(b) On the Effective Date, the New Second Lien Notes Documents shall be executed and delivered. All Liens and security interests granted pursuant to the New Second Lien Notes Documents shall be (i) valid, binding, perfected, and enforceable Liens and security interests in the personal and real property described in and subject to such document, with the priorities established in respect thereof under the New Intercreditor Agreement and/or applicable non-bankruptcy law, (ii) granted in good faith and deemed not to constitute a fraudulent conveyance or fraudulent transfer, and (iii) not otherwise subject to avoidance, recharacterization, or subordination (whether equitable, contractual or otherwise) under any applicable law; provided that, the New Second Lien Notes (including any deficiency claim with respect to any Second Lien Notes) shall be subordinate to the commitments under the Amended and Restated Credit Facility Agreement. The Debtor, the Reorganized Debtor, and the Entities granted such Liens and security interests are authorized to make, and to the extent contemplated by the New Second Lien Notes Documents, the Debtor, the Reorganized Debtor, and their respective Affiliates will make, all filings and recordings, and to obtain all governmental approvals and consents necessary to establish, attach and perfect such Liens and security interests under any applicable law, and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interest to third parties.

(c) The Reorganized Debtor shall be authorized to execute, deliver, and enter into and perform under the New Second Lien Notes Documents without the need for any further corporate or limited liability company action and without further action by the holders of Claims or Interests.

7.	New Intercreditor Agreement

On the Effective Date, the Amended and Restated Credit Facility Agent and the New Second Lien Notes Trustee shall enter into the New Intercreditor Agreement. Each lender under the Amended and Restated Credit Facility and each holder of the New Second Lien Notes shall be deemed to have directed the New Second Lien Notes Trustee or the Amended and Restated Credit Facility Agent, as applicable, to execute the New Intercreditor Agreement and shall be bound to the terms of the New Intercreditor Agreement from and after the Effective Date as if it were a signatory thereto.

8.	Authorization and Issuance of New Plan Securities

(a) On the Effective Date, the Debtor or the Reorganized Debtor, as applicable, is authorized to issue or cause to be issued and shall issue the New Second Lien Notes, New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants in accordance with the terms of the Plan and the Amended Organizational Documents without the need for any further corporate or shareholder action; provided that, if the Class of Convertible Notes Claims is a Rejecting Class, then the New Warrants shall not be issued. All of the New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants issuable under the Plan, when so issued, shall be duly authorized, validly issued, fully paid, and non-assessable.

(b) The distribution of the New Second Lien Notes, New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants pursuant to the Plan may be made by means of book-entry registration on the books of a transfer agent for shares of New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants or by means of book-entry exchange through the facilities of a transfer agent reasonably satisfactory to the Debtor and the Requisite Senior Noteholders, in accordance with the customary practices of such agent, as and to the extent practicable. A Warrant Agent, which may be the Transfer Agent, shall be appointed for the New Warrants.

(c) The Reorganized Debtor shall use its commercially reasonable efforts to have the New Common Stock and the New Warrants listed on a nationally recognized exchange, as soon as practicable subject to meeting applicable listing requirements following the Effective Date.

(d) The Reorganized Debtor intends that all Plan-related securities, including, without limitation, the New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants shall meet the eligibility requirements of DTC, and the Prepetition Senior Notes Trustee and Convertible Notes Trustee shall not be required to distribute any New Common Stock, Mandatorily Convertible Preferred Stock, New Second Lien Notes, and New Warrants, as applicable, that do not meet the eligibility requirements of DTC.

9.	Section 1145 Exemption

(a) The offer, issuance, and distribution of the New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants and the New Second Lien Notes hereunder to holders of the Senior Notes Claims, the Convertible Notes Claims, or Existing Equity Interests, as applicable, under Sections 4.5, 4.6, and 4.10, respectively, of the Plan shall be exempt, pursuant to section 1145 of the Bankruptcy Code, without further act or action by any Entity, from registration under (i) the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder and (ii) any state or local law requiring registration for the offer, issuance, or distribution of Securities.

(b) The New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants and the New Second Lien Notes will be freely tradable by the recipients thereof, subject to (i) the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act of 1933, (ii) compliance with any rules and regulations of the Securities and Exchange Commission, if any, applicable at the time of any future transfer of such securities or instruments, (iii) the restrictions, if the Debtor as of the Effective expects to qualify for and the Debtor and the Consenting Senior Noteholders agree to utilize and avail itself of the special bankruptcy exception under section 382(l)(5) of the Tax Code, on the transferability and ownership of the Reorganized Debtor’s stock contained in the amended and restated certificate of incorporation of Reorganized Debtor intended to preserve the value of the Reorganized Debtor’s tax attributes and (iv) applicable regulatory approval.

(c) The Confirmation Order shall provide that the DTC shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether the New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants, and New Second Lien Notes are exempt from registration and/or eligible for the DTC book-entry delivery, settlement, and depository services.

10.	Cancellation of Existing Securities and Agreements

Except for the purpose of evidencing a right to a distribution under the Plan and except as otherwise set forth in the Plan, including with respect to executory contracts or unexpired leases that shall be assumed by the Reorganized Debtor, on the Effective Date, all agreements, instruments, and other documents evidencing or issued pursuant to the Prepetition Credit Agreement, the Prepetition Senior Notes Indenture, and the Prepetition Convertible Notes Indenture, or any indebtedness or other obligations thereunder, and any Interest, and any rights of any holder in respect thereof, shall be deemed cancelled, discharged, and of no force or effect, and the obligations of the Debtor thereunder shall be deemed fully satisfied, released, and discharged. Notwithstanding such cancellation and discharge, the Prepetition Credit Agreement, the Prepetition Senior Notes Indenture, and the Prepetition Convertible Notes Indenture, and Existing Equity Interests shall continue in effect (a) to the extent necessary to allow the holders of such Claims or Interests to receive distributions under the Plan, (b) to the extent necessary to allow the Debtor, the Reorganized Debtor, the Prepetition Administrative Agent, the Prepetition Senior Notes Trustee, and the Convertible Notes Trustee to make post-Effective Date distributions or take such other action pursuant to the Plan on account of such claims and to otherwise exercise their rights and discharge their obligations relating to the interests of the holders of such Claims, (c) to appear in the Chapter 11 Case, and (d) to permit the continuation of the Collateral, security, and related agreements under the Prepetition Credit Agreement with respect to the Amended and Restated Credit Facility Agreement as provided under the Plan, provided that, nothing in Section 5.10 of the Plan shall affect the discharge of Claims pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan or result in any liability or expense to the Reorganized Debtor. Notwithstanding the foregoing, any provision in any document, instrument, lease, or other agreement that causes or effectuates, or purports to cause or effectuate, a default, termination, waiver, or other forfeiture of, or by, the Debtor as a result of the cancellations, terminations, satisfaction, releases, or discharges provided for in the Plan shall be deemed null and void and shall be of no force and effect. Nothing contained in the Plan and herein shall be deemed to cancel, terminate, release, or discharge the obligation of the Debtor or any of its counterparties under any executory contract or lease to the extent such executory contract or lease has been assumed by the Debtor pursuant to a Final Order of the Bankruptcy Court or hereunder.

11.	Preservation of Tax Attributes

For U.S. federal income tax purposes, the Debtor is a common parent of an affiliated group of corporations which files a single consolidated U.S. federal income tax returns. The Debtor’s consolidated net operating losses (“NOL”) and certain other tax attributes are valuable assets of the Debtor’s estate.

The Debtor has estimated consolidated NOL carryforwards for U.S. federal income tax purposes of approximately $254 million as of December 31, 2016, as well as significant other tax attributes, and expects to incur additional NOLs for the period through the Effective Date of approximately $300 million. These tax attributes are valuable because, for U.S. federal income tax purposes, a corporation can generally carry forward its losses to offset future income or tax, thereby reducing its tax liability in future periods. The Debtor believes that, even after taking account of any cancellation of debt impact of the Plan on the Debtor, the Debtor’s NOLs and other tax attributes may result in significant future tax savings. These savings could enhance the Debtor’s cash position and significantly contribute to the successful reorganization of the Debtor. Recognizing the potential value of the these tax attributes, the Debtor previously put in place a “Rights Agreement” intended to help protect against a limiting change in stock ownership. To provide further protection of its tax attributes, the Debtor will be seeking a protective stock trading order at the inception of the Chapter 11 case.

The plan is expected to result in a change of ownership for purposes of Section 382 of the Tax Code. Based on available information, the Debtor currently believes that it may qualify for the special bankruptcy exception under Section 382(l)(5) of the Tax Code (the “382(l)(5) Exception”). If the Debtor qualifies for the 382(l)(5) Exception, and if the Debtor and Consenting Senior Noteholders agree to utilize the 382(l)5) exception, on or after the Commencement Date, the Debtor may seek Bankruptcy Court approval of certain procedures and potential restrictions on the accumulation of Claims with respect to persons who are or will be substantial claimholders. See attached Exhibit I for a comparison of the Debtor’s taxable income over the period of the Projections if the 382(l)(5) Exception applies or does not apply.

If as of the Effective Date the Debtor expects to qualify for, and the Debtor and the Consenting Senior Noteholders agree to utilize the 382(l)(5) exception, the amended and restated certificate of incorporation will include certain restrictions on transfers with respect to the Reorganized Debtor’s stock to minimize the likelihood of a subsequent “ownership change” and thus protect the value of its available tax attributes. If these restrictions are sought, subject to certain exceptions, the certificate of incorporation of the Reorganized Debtor (i) generally will restrict any person or entity from accumulating 4.75% or more of any class of stock of the Reorganized Debtor through secondary acquisitions, and, if a person already owns 4.75% or more of such stock, from acquiring additional stock, and (ii) may restrict any person or entity that owns, 4.75% of the Mandatorily Convertible Preferred Stock, or on a fully diluted basis (taking into account the convertibility of the Mandatorily Convertible Preferred Stock) owns 4.75% or more of the New Common Stock, from disposing of all or portion of such stock, subject to certain exceptions.

12.	Officers and Boards of Directors

(a) Upon the Effective Date, the New Board will consist of nine (9) directors. Six (6) directors will be designated by the Requisite Senior Noteholders (the “Preferred Stock Designees”), and three (3) directors will be designated by the Debtor (the “WIMC Designees”). The identities of the directors and officers of the Reorganized Debtor shall be disclosed prior to the Confirmation Hearing in accordance with section 1129(a)(5) of the Bankruptcy Code.

(b) After the Effective Date and for a period of two years thereafter (the “Initial Period”), the New Board will be nominated and elected as follows:

(i) Six (6) members of the New Board will be nominated for election by the Preferred Stock Designees and elected by holders of the Mandatorily Convertible Preferred Stock by plurality vote; and

(ii) Three (3) members of the New Board will be nominated for election by the WIMC Designees and elected by holders of New Common Stock by plurality vote.

(c) During the Initial Period, the annual meeting of stockholders for the election of directors shall not take place prior to November 1st of the applicable calendar year.

(d) After the Initial Period, all directors shall be nominated for election by the New Board (or relevant committee); provided that, the Preferred Stock Designees shall be entitled to nominate for election such numbers of directors as is proportional to the voting interest of the outstanding Mandatorily Convertible Preferred Stock on an as-converted basis (which will be set forth in the Debtor’s Amended Organizational Documents).

(e) After the Initial Period, all directors shall be elected by the holders of New Common Stock, the outstanding Mandatorily Convertible Preferred Stock on an as-converted basis and any other outstanding Common Stock voting together as a single class by plurality vote.

(f) From and after the Effective Date, the New Board will be classified into three (3) classes, with directors serving for three-year staggered terms. WIMC Designees will serve in the class up for re-election at the second annual meeting after the Effective Date. Directors may only be removed for cause. Vacancies shall be filled as follows: (i) vacancies in seats held by Preferred Stock Designees shall be filled by remaining Preferred Stock Designees, (ii) vacancies in seats held by WIMC Designees shall be filled by remaining WIMC Designees, and (iii) other vacancies shall be filled by the Board of Directors. To the extent a nominating committee exists, it will include at least two (2) WIMC Designees during the Initial Period.

(g) The new governance structure of the Reorganized Debtor and its New Board and its committees will be set forth in the Amended Organizational Documents. For the first eighteen (18) months after the Effective Date, any sale of all or substantially all of the business of the Reorganized Debtor or its Assets, or any change of control transaction, changes to the New Board composition or structure (including the size of the New Board) and amendments to organizational documents affecting the rights described in Section 5.12 of the Plan must be approved by at least seven (7) of nine (9) directors.

(h) Except to the extent that a member of the board of directors of the Debtor continues to serve as a director of the Debtor on and after the Effective Date, the members of the board of directors of the Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtor on or after the Effective Date and each such director will be deemed to have resigned or shall otherwise cease to be a director of the Debtor on the Effective Date.

13.	Effectuating Documents; Further Transactions

(a) On or as soon as practicable after the Effective Date, the Reorganized Debtor shall take such actions as may be or become necessary or appropriate to affect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan, including (i) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, financing, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Entities may determine, (ii) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any Asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms to which the applicable parties agree, (iii) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, or dissolution and the Amended Organizational Documents pursuant to applicable state law, (iv) the issuance of securities, all of which shall be authorized and approved in all respects in each case without further action being required under applicable law, regulation, order, or rule, and (v) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law, or to reincorporate in another jurisdiction, subject, in each case, to the Amended Organizational Documents.

(b) Each officer or member of the board of directors of the Debtor is (and each officer or member of the board of directors of the Reorganized Debtor shall be) authorized and directed to issue, execute, deliver, file, or record such contracts, securities, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtor, all of which shall be authorized and approved in all respects, in each case, without the need for any approvals, authorization, consents, or any further action required under applicable law, regulation, order, or rule (including, without limitation, any action by the stockholders or directors or managers of the Debtor or the Reorganized Debtor) except for those expressly required pursuant to the Plan.

(c) The charter, bylaws, and other organizational documents, as applicable, of the Reorganized Debtor (i) will be amended or amended and restated by the Reorganized Debtor consistent with section 1123(a)(6) of the Bankruptcy Code, if applicable, and otherwise in accordance with the Plan, and the Restructuring Support Agreements, and (ii) notwithstanding anything to the contrary, will provide that the Mandatorily Convertible Preferred Stock shall vote with New Common Stock on an as-converted basis as to all matters; provided that, during the Initial Period, the Mandatorily Convertible Preferred Stock shall (x) not vote on an as-converted basis with respect to the election of directors, during which time the holders of the Mandatorily Convertible Preferred Stock will have the right to elect the Preferred Stock Designees, and the holders of the New Common Stock will have the right to elect the WIMC Designees, and (y) not be entitled to vote to amend certain provisions of the bylaws and/or certificate of incorporation in any manner that adversely impacts the Board representation rights of the holders of the New Common Stock or the WIMC Designees during the Initial Period (e.g., removal of directors, nomination/election rights, etc.). If, as of the Effective Date, the Debtor expects to qualify for, and the Debtor and the Consenting Senior Noteholders both agree to utilize the special bankruptcy exception under Section 382(l)(5) of the Tax Code, the charter, bylaws, and other organizational documents, as applicable, of the Reorganized Debtor (x) generally will restrict any person or entity from accumulating 4.75% or more of any class of stock of the Reorganized Debtor through secondary acquisitions and, if a person already owns 4.75% or more of such stock, from acquiring additional stock, and (y) may restrict any person or entity that owns, 4.75% of the Mandatorily Convertible Preferred Stock, or on a fully diluted basis (taking into account the convertibility of the Mandatorily Convertible Preferred Stock) owns 4.75% or more of the New Common Stock, from disposing of all or a portion of such stock, subject to certain exceptions.

(d) All matters provided for in the Plan and herein involving the corporate structure of the Debtor or Reorganized Debtor, to the extent applicable, or any corporate or related action required by the Debtor or Reorganized Debtor in connection herewith shall be deemed to have occurred and shall be in effect, without any requirement of further action by the stockholders, members, or directors or managers of the Debtor or Reorganized Debtor, and with like effect as though such action had been taken unanimously by the stockholders, members, directors, managers, or officers, as applicable, of the Debtor or Reorganized Debtor.

14.	Cancellation of Liens

(a) Except as otherwise specifically provided in the Plan or herein, upon the Effective Date, any Lien securing a Secured Claim shall be deemed released, and the holder of such Secured Claim (or any agent for such holder) shall be authorized and directed to release any Collateral or other property of the Debtor (including any cash collateral) held by such holder and to take such actions as may be requested by the Debtor or Reorganized Debtor to cancel, extinguish, and release such Liens, if they have been or will be satisfied or discharged in full pursuant to the Plan.

(b) Upon the payment or other satisfaction of an Allowed Other Secured Claim, the holder of such Allowed Other Secured Claim shall deliver to the Debtor or Reorganized Debtor (as applicable) any Collateral or other property of the Debtor held by such holder, and any termination statements, instruments of satisfactions, or releases of all security interests with respect to its Allowed Other Secured Claim that may be required in order to terminate any related financing statements, mortgages, mechanic’s liens, or lis pendens.

(c) Except as provided in the Plan or herein and in connection with the Prepetition Credit Agreement, on the Effective Date, all notes, instruments, certificates evidencing debt to, or Interests in, the Debtor, including, without limitation, the Senior Notes, the Convertible Notes, and Existing Equity Interests, will be cancelled and obligations of the Debtor thereunder will be discharged. In addition, on the Effective Date, any registration rights or similar agreements with respect to Existing Equity Interests will also be cancelled and any obligations of the Debtor thereunder will be discharged.

15.	Employee Matters

(a) Subject to Section 5.14(c) of the Plan, on the Effective Date, the Reorganized Debtor shall be deemed to have assumed all employee compensation plans, Benefit Plans, employment agreements, offer letters, award letters or key employee retention agreements (collectively, the “Employee Arrangements”). Notwithstanding the foregoing, if an Employee Arrangement (other than key employee retention agreements) provides in part for a payment, premium, or other award upon the occurrence of a change of control, change in control, or other similar event, then such Employee Arrangement shall only be assumed to the extent that the restructuring, including consummation of the Plan, shall not be treated as a change of control, change in control, or other similar event under such Employee Arrangement.

(b) Following the Effective Date, the Reorganized Debtor will enter into the Management Incentive Plan. All awards issued under the Management Incentive Plan will be dilutive of all other New Common Stock (after giving effect to conversion of the Mandatorily Convertible Preferred Stock and any shares issued under the New Warrants) issued pursuant to the Plan. Within sixty (60) days following the Effective Date, the Management Incentive Plan shall be adopted by the New Board.

(c) Any Interest that is not an Existing Equity Interest granted to a current or former employee, officer, director or contractor under an Employee Arrangement or otherwise, shall be deemed cancelled on the Effective Date. For the avoidance of doubt, if an Employee Arrangement provides in part for an award or potential award of Interests or consideration based on the value of Interests that have not vested into Existing Equity Interests as of the Commencement Date, such Benefit Plan or Employee Arrangement shall be assumed in all respects other than the provisions of such agreement relating to Interest awards.

16.	Nonconsensual Confirmation

The Debtor intends to undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code as to any Classes that reject or are deemed to reject the Plan.

17.	Closing of Chapter 11 Case

After the Estate has been fully administered, the Reorganized Debtor shall seek authority from the Bankruptcy Court to close the Chapter 11 Case in accordance with the Bankruptcy Code and Bankruptcy Rules.

18.	Notice of Effective Date

On the Effective Date, the Debtor shall file a notice of the occurrence of the Effective Date with the Bankruptcy Court.

F.	Distributions

1.	Distributions Generally

One or more Disbursing Agents shall make all distributions under the Plan to the appropriate holders of Allowed Claims in accordance with the terms of the Plan.

2.	Distribution Record Date

As of the close of business on the Distribution Record Date, the various transfer registers for the Term Loan Claims as maintained by the Debtor or its respective agent, including the Prepetition Administrative Agent, shall be deemed closed for purposes of determining whether a holder of such a Claim is a record holder entitled to distributions under the Plan, and there shall be no further changes in the record holders or the permitted designees of any such Claims. The Debtor, the Reorganized Debtor and the Prepetition Administrative Agent shall have no obligation to recognize any transfer or designation of such Claims occurring after the close of business on the Distribution Record Date. In addition, with respect to payment of any Cure amounts or assumption disputes, neither the Debtor nor the Disbursing Agent shall have any obligation to recognize or deal with any party other than the non-Debtor party to the applicable executory contract or unexpired lease as of the close of business on the Distribution Record Date, even if such non-Debtor party has sold, assigned, or otherwise transferred its Claim for a Cure amount. For the avoidance of doubt, the Distribution Record Date shall not apply to the Senior Notes, the Convertible Notes, and Existing Equity Interests, the holders of which shall receive a distribution in accordance with Article IV of the Plan and the customary procedures of DTC on or as soon as practicable after the Effective Date.

3.	Date of Distributions

Except as otherwise provided in the Plan, any distributions and deliveries to be made under the Plan shall be made on the Effective Date or as otherwise determined in accordance with the Plan, including, without limitation, the treatment provisions of Article IV of the Plan, or as soon as practicable thereafter; provided that, the Reorganized Debtor may implement periodic distribution dates to the extent it determines them to be appropriate.

4.	Disbursing Agent

All distributions under the Plan shall be made by the Disbursing Agent on and after the Effective Date as provided in the Plan. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties. The Reorganized Debtor shall use all commercially reasonable efforts to provide the Disbursing Agent (if other than the Reorganized Debtor) with the amounts of Claims and the identities and addresses of holders of Claims, in each case, as set forth in the Debtor’s or Reorganized Debtor’s books and records. The Reorganized Debtor shall cooperate in good faith with the applicable Disbursing Agent (if other than the Reorganized Debtor) to comply with the reporting and withholding requirements outlined in section 6.20 of the Plan.

5.	Rights and Powers of Disbursing Agent

(a) From and after the Effective Date, the Disbursing Agent, solely in its capacity as Disbursing Agent, shall be exculpated by all Entities, including, without limitation, holders of Claims against and Interests in the Debtor and other parties in interest, from any and all Claims, Causes of Action, and other assertions of liability arising out of the discharge of the powers and duties conferred upon such Disbursing Agent by the Plan or any order of the Bankruptcy Court entered pursuant to or in furtherance of the Plan, or applicable law, except for actions or omissions to act arising out of the gross negligence or willful misconduct, fraud, malpractice, criminal conduct, or ultra vires acts of such Disbursing Agent. No holder of a Claim or Interest or other party in interest shall have or pursue any claim or Cause of Action against the Disbursing Agent, solely in its capacity as Disbursing Agent, for making distributions in accordance with the Plan or for implementing provisions of the Plan, except for actions or omissions to act arising out of the gross negligence or willful misconduct, fraud, malpractice, criminal conduct, or ultra vires acts of such Disbursing Agent.

(b) A Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties hereunder, (ii) make all distributions contemplated hereby, and (c) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

6.	Expenses of Disbursing Agent.

Except as otherwise ordered by the Bankruptcy Court, any reasonable and documented fees and expenses incurred by the Disbursing Agent acting in such capacity (including reasonable documented attorneys’ fees and expenses) on or after the Effective Date shall be paid in Cash by the Reorganized Debtor in the ordinary course of business.

7.	No Postpetition Interest on Claims

Except to the extent that payments to Allowed General Unsecured Claims are not timely made pursuant to Section 4.7 of the Plan or as otherwise provided in the Plan, the Confirmation Order, the DIP Orders, or another order of the Bankruptcy Court or required by the Bankruptcy Code, interest shall not accrue or be paid on any Claims on or after the Commencement Date, provided that, if interest is payable pursuant to the preceding sentence, interest shall accrue at the federal judgment rate pursuant to 28 U.S.C. § 1961 on a non-compounded basis from the date the obligation underlying the Claim becomes due and is not timely paid through the date of payment. For the avoidance of any doubt, interest under the Prepetition Credit Agreement (at the non-default rate) during the period prior to the Effective Date shall be paid in full in Cash on the Effective Date to the extent that such interest is not paid in full in Cash during the pendency of the Chapter 11 Case pursuant to the DIP Orders.

8.	Delivery of Distributions

(a) Subject to Bankruptcy Rule 9010, all distributions to any holder or permitted designee, as applicable, of an Allowed Claim or Interest shall be made to a Disbursing Agent, who shall transmit such distribution to the applicable holders or permitted designees of Allowed Claims or Interests on behalf of the Debtor. In the event that any distribution to any holder or permitted designee is returned as undeliverable, no further distributions shall be made to such holder or such permitted designee unless and until such Disbursing Agent is notified in writing of such holder’s or permitted designee’s, as applicable, then-current address, at which time all currently-due, missed distributions shall be made to such holder as soon as reasonably practicable thereafter without interest. Nothing herein shall require the Disbursing Agent to attempt to locate holders or permitted designees, as applicable, of undeliverable distributions and, if located, assist such holders or permitted designees, as applicable, in complying with Section 6.20 of the Plan.

(b) Distributions of the New Common Stock, the Mandatorily Convertible Preferred Stock, the New Warrants, and the New Second Lien Notes on account of Allowed Senior Notes Claims, Allowed Convertible Notes Claims, and Existing Equity Interests held through DTC shall be made through the facilities of DTC in accordance with DTC’s customary practices. All New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants, and New Second Lien Notes to be distributed pursuant to the Plan shall, for Senior Notes Claims and Convertible Notes Claims, be issued in the names of such holders, their nominees of record, or their permitted designees as of the distribution record date, and, for holders of Existing Equity Interests, be issued pursuant to a mandatory or deemed exchange on or as soon as practicable after the Effective Date, each in accordance with DTC’s book entry procedures, to the extent applicable; provided that, such New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants, and New Second Lien Notes are permitted to be held through DTC’s book-entry system; provided further, that to the extent that the New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants, or New Second Lien Notes are not eligible for distribution in accordance with DTC’s customary practices, the Reorganized Debtor will take such reasonable actions as may be required to cause distributions of the New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants, and New Second Lien Notes under the Plan. Except with respect to Existing Equity Interests not held through DTC, no distributions will be made other than through DTC if the New Common Stock, the Mandatorily Convertible Preferred Stock, the New Warrants, and the New Second Lien Notes are permitted to be held through DTC’s book entry system. Any distribution that otherwise would be made to any holder eligible to receive a distribution of a security available solely through DTC who does not own or hold an account eligible to receive a distribution through DTC on a relevant distribution date shall be forfeited.

9.	Distributions after Effective Date

Distributions made after the Effective Date to holders of Disputed Claims that are not Allowed Claims as of the Effective Date but which later become Allowed Claims shall be deemed to have been made on the Effective Date.

10.	Unclaimed Property

Undeliverable distributions or unclaimed distributions shall remain in the possession of the Debtor until such time as a distribution becomes deliverable or holder accepts distribution, or such distribution reverts back to the Debtor or Reorganized Debtor, as applicable, and shall not be supplemented with any interest, dividends, or other accruals of any kind. Such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of one hundred and eighty (180) days from the date of distribution. After such date all unclaimed property or interest in property shall revert to the Reorganized Debtor, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred.

11.	Time Bar to Cash Payments

Checks issued by the Disbursing Agent in respect of Allowed Claims shall be null and void if not negotiated within one hundred and twenty (120) days after the date of issuance thereof. Thereafter, the amount represented by such voided check shall irrevocably revert to the Reorganized Debtor, and any Claim in respect of such voided check shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary. Requests for re-issuance of any check shall be made to the Disbursing Agent by the holder of the Allowed Claim to whom such check was originally issued.

12.	Manner of Payment under Plan

Except as otherwise specifically provided in the Plan, at the option of the Debtor or the Reorganized Debtor, as applicable, any Cash payment to be made hereunder may be made by a check or wire transfer or as otherwise required or provided in applicable agreements or customary practices of the Debtor.

13.	Satisfaction of Claims

Except as otherwise specifically provided in the Plan, any distributions and deliveries to be made on account of Allowed Claims under the Plan shall be in complete and final satisfaction, settlement, and discharge of and exchange for such Allowed Claims.

14.	Fractional Stock and Notes

If any distributions of New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants pursuant to the Plan would result in the issuance of a fractional share of New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants, then the number of shares of New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants to be issued in respect of such distribution will be calculated to one decimal place and rounded up or down to the closest whole share (with a half share or greater rounded up and less than a half share rounded down). The total number of shares of New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants to be distributed in connection with the Plan shall be adjusted as necessary to account for the rounding provided for in Section 6.15 of the Plan. No consideration shall be provided in lieu of fractional shares that are rounded down. Neither the Reorganized Debtor nor the Disbursing Agent shall have any obligation to make a distribution that is less than one (1) share of New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants. The New Second Lien Notes shall be issued in denominations of $1,000 dollars and integral multiples of $1.00 and any other amounts shall be rounded down.

15.	Minimum Cash Distributions

The Disbursing Agent shall not be required to make any distribution of Cash less than One Hundred Dollars ($100) to any holder of an Allowed Claim; provided that, if any distribution is not made pursuant to Section 16, such distribution shall be added to any subsequent distribution to be made on behalf of the holder’s Allowed Claim.

16.	Setoffs and Recoupments

The Debtor and the Reorganized Debtor, as applicable, or such entity’s designee (including, without limitation, the Disbursing Agent) may, but shall not be required to, set off or recoup against any Claim, and any distribution to be made on account of such Claim, any and all claims, rights, and Causes of Action of any nature whatsoever that the Debtor or the Reorganized Debtor may have against the holder of such Claim pursuant to the Bankruptcy Code or applicable nonbankruptcy law; provided that, neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by a Debtor or Reorganized Debtor or its successor of any claims, rights, or Causes of Action that a Debtor or Reorganized Debtor or its successor or assign may possess against the holder of such Claim.

17.	Allocation of Distributions between Principal and Interest

Except as otherwise required by law (as reasonably determined by the Reorganized Debtor), distributions with respect to an Allowed Claim shall be allocated first to the principal portion of such Allowed Claim (as determined for United States federal income tax purposes) and, thereafter, to the remaining portion of such Allowed Claim, if any.

18.	No Distribution in Excess of Amount of Allowed Claim

Except as provided in section 6.8 of the Plan, no holder of an Allowed Claim shall receive, on account of such Allowed Claim, distributions in excess of the Allowed amount of such Claim.

19.	Withholding and Reporting Requirements

(a) Withholding Rights. In connection with the Plan, any party issuing any instrument or making any distribution described in the Plan shall comply with all applicable withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions pursuant to the Plan and all related agreements shall be subject to any such withholding or reporting requirements. In the case of a non-Cash distribution that is subject to withholding, the distributing party may withhold an appropriate portion of such distributed property and either (i) sell such withheld property to generate Cash necessary to pay over the withholding tax (or reimburse the distributing party for any advance payment of the withholding tax), or (ii) pay the withholding tax using its own funds and retain such withheld property. Any amounts withheld pursuant to the preceding sentence shall be deemed to have been distributed to and received by the applicable recipient for all purposes of the Plan. Notwithstanding the foregoing, each holder of an Allowed Claim or any other Entity that receives a distribution pursuant to the Plan shall have responsibility for any taxes imposed by any governmental unit, including, without limitation, income, withholding, and other taxes, on account of such distribution. Any party issuing any instrument or making any distribution pursuant to the Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or disbursing party for payment of any such tax obligations.

(b) Forms. Any party entitled to receive any property as an issuance or distribution under the Plan shall, upon request, deliver to the Disbursing Agent or such other Entity designated by the Reorganized Debtor (which Entity shall subsequently deliver to the Disbursing Agent any applicable IRS Form W-8 or Form W-9 received) an appropriate Form W-9 or (if the payee is a foreign Entity) Form W-8. If such request is made by the Reorganized Debtor, the Disbursing Agent, or such other Entity designated by the Reorganized Debtor or Disbursing Agent and the holder fails to comply before the date that is one hundred and eighty (180) days after the request is made, the amount of such distribution shall irrevocably revert to the applicable Reorganized Debtor and any Claim in respect of such distribution shall be discharged and forever barred from assertion against such Reorganized Debtor or its respective property.

20.	Hart-Scott-Rodino Antitrust Improvements Act

Any New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants to be distributed under the Plan to an Entity required to file a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to the extent applicable, shall not be distributed until the notification and waiting periods applicable under such Act to such Entity have expired or been terminated.

G.	Procedures for Disputed Claims and Interests

1.	Disputed Claims Process

(a) Notwithstanding section 502(a) of the Bankruptcy Code, and in light of the Unimpaired status of all General Unsecured Claims under the Plan, holders of Claims do not need to file proofs of Claim with the Bankruptcy Court, and the Reorganized Debtor and the holders of Claims shall determine, adjudicate, and resolve any disputes over the validity and amounts of such Claims in the ordinary course of business; provided that, the Allowed amount of such Claims shall be subject to and shall not exceed the limitations under or maximum amounts permitted by the Bankruptcy Code, including sections 502 or 503 of the Bankruptcy Code, to the extent applicable. If a holder of a Claim elects to file a proof of Claim with the Bankruptcy Court, such holder shall be deemed to have consented to the jurisdiction of the Bankruptcy Court for all purposes with respect to the Claim, and the Bankruptcy Court shall retain nonexclusive jurisdiction over all such Claims, which shall be resolved on a case-by-case basis through settlements, Claim objections (or, if necessary, through adversary proceedings), adjudication in a forum other than the Bankruptcy Court, or by withdrawal of the Claims by the holders of such Claims. From and after the Effective Date, the Reorganized Debtor may satisfy, dispute, settle, or otherwise compromise any Claim without approval of the Bankruptcy Court.

(b) In accordance with the provisions of the Plan, pursuant to sections 363 and 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order or approval of the Bankruptcy Court, (i) prior to the Effective Date, the Debtor (after consulting with the Requisite Senior Noteholders regarding any Claim outside the ordinary course of business) may compromise and settle Claims against the Debtor or the Reorganized Debtor, as applicable, and Causes of Action against other Entities; provided that, if the Debtor intends to effect (or enter into any agreement to effect) any settlement of a pending or future dispute or litigation of any Claims or Causes of Action that requires the payment by the Debtor of an amount in excess of $5,500,000 on an individual basis, the Debtor shall first consult with the Requisite RSA Parties, and (ii) after the Effective Date, the Reorganized Debtor, may compromise and settle Claims against the Debtor or the Reorganized Debtor, as applicable, and Causes of Action against other Entities.

2.	Objections to Claims

Except insofar as a Claim is Allowed under the Plan, only the Reorganized Debtor shall be entitled to object to Claims after the Effective Date. Any objections to proofs of Claim shall be served and filed (a) on or before the ninetieth (90th) day following the later of (i) the Effective Date and (ii) the date that a proof of Claim is filed or amended or a Claim is otherwise asserted or amended in writing by or on behalf of a holder of such Claim, or (b) such later date as ordered by the Bankruptcy Court upon motion filed by the Debtor or the Reorganized Debtor. The expiration of such period shall not limit or affect the Debtor’s or the Reorganized Debtor’ rights to dispute Claims asserted other than through a proof of Claim.

3.	Estimation of Claims

The Debtor or the Reorganized Debtor, as applicable, may at any time request that the Bankruptcy Court estimate any contingent, unliquidated, or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtor previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including, without limitation, during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent, unliquidated, or Disputed Claim, the amount so estimated shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on the amount of such Claim, the Debtor or the Reorganized Debtor may pursue supplementary proceedings to object to the allowance of such Claim.

4.	No Distributions Pending Allowance

If an objection, motion to estimate, or other challenge to a Claim is filed, no payment or distribution provided under the Plan shall be made on account of such Claim unless and until (and only to the extent that) such Claim becomes an Allowed Claim.

5.	Distributions after Allowance

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the holder of such Allowed Claim in accordance with the provisions of the Plan, including the treatment provisions provided in Article IV of the Plan.

6.	Claim Resolution Procedures Cumulative

All of the objection, estimation, and resolution procedures in the Plan are intended to be cumulative and not exclusive of one another. Claims may be estimated and subsequently settled, compromised, withdrawn, or resolved in accordance with the Plan without further notice or Bankruptcy Court approval.

7.	Insured Claims

If any portion of an Allowed Claim is an Insured Claim, no distributions under the Plan shall be made on account of such Allowed Claim until the holder of such Allowed Claim has exhausted all remedies with respect to any applicable insurance policies. To the extent that the Debtor’s insurers agree to satisfy a Claim in whole or in part, then immediately upon such agreement, the portion of such Claim so satisfied may be expunged without an objection to such Claim having to be filed and without any further notice to or action, order or approval of the Court.

H.	Executory Contracts and Unexpired Leases

1.	General Treatment

As of and subject to the occurrence of the Effective Date and the payment of any applicable Cure amount then due, all executory contracts and unexpired leases to which the Debtor is a party, and which have not expired by their own terms on or prior to the Confirmation Date, including the Employee Arrangements (subject to Section 5.13 of the Plan), shall be deemed assumed except for any executory contract or unexpired lease that (a) previously has been assumed or rejected pursuant to a Final Order of the Bankruptcy Court, (b) is the subject of a separate (i) assumption motion filed by the Debtor or (ii) rejection motion filed by the Debtor under section 365 of the Bankruptcy Code before the Confirmation Date, or (c) is the subject of a pending Cure Dispute. Subject to the occurrence of the Effective Date, entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the assumptions provided for in the Plan pursuant to sections 365(a) and 1123 of the Bankruptcy Code and a determination by the Bankruptcy Court that the Reorganized Debtor has provided adequate assurance of future performance under such assumed executory contracts and unexpired leases. Each executory contract and unexpired lease assumed pursuant to the Plan shall vest in and be fully enforceable by the

Reorganized Debtor in accordance with its terms, except as modified by the provision of the Plan, any order of the Bankruptcy Court authorizing and providing for its assumption or applicable law. Prior to seeking the rejection of any executory contract or unexpired lease, the Debtor or the Reorganized Debtor, as applicable, shall consult with the Requisite RSA Parties.

2.	Determination of Cure Disputes and Deemed Consent

(a) Any monetary amounts by which any executory contract or unexpired lease to be assumed hereunder is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, by the Reorganized Debtor upon assumption thereof in the ordinary course. Following the Commencement Date, the Debtor shall serve a notice on parties to executory contracts and unexpired leases to be assumed reflecting the Debtor’s intention to assume the contract or unexpired lease in connection with the Plan. If the counterparty believes any Cure amounts are due by the Debtor in connection with the assumption, it shall assert such Cure amounts against the Debtor in the ordinary course of business.

(b) Upon assumption, Cure amounts shall be paid by the Debtor or Reorganized Debtor in the ordinary course, subject to all defenses and disputes the Debtor or the Reorganized Debtor may have with respect to such executory contracts or unexpired leases, which the Debtor or Reorganized Debtor may assert in the ordinary course. If there is a Cure Dispute pertaining to assumption of an executory contract or unexpired lease, such dispute shall be heard by the Bankruptcy Court prior to such assumption being effective, provided that, before the Effective Date, the Debtor (after consulting with the Requisite RSA Parties) or the Reorganized Debtor, as applicable, may settle any dispute regarding the Cure amount or the nature thereof without any further notice to any party or any action, order, or approval of the Bankruptcy Court. To the extent a Cure Dispute relates solely to the Cure amount, the Debtor (after consulting with the Requisite RSA Parties) may assume and/or assume and assign the applicable contract or lease prior to the resolution of the Cure Dispute provided that the Debtor or proposed assignee reserves Cash in an amount sufficient to pay the full amount reasonably asserted as the required cure payment by the non-Debtor party to such contract or lease (or such smaller amount as may be fixed or estimated by the Bankruptcy Court or otherwise agreed to by such non-Debtor party and the Reorganized Debtor). To the extent the Cure Dispute is resolved or determined unfavorably to the Debtor or Reorganized Debtor, as applicable, the Debtor (after consulting with the Requisite RSA Parties) or the Reorganized Debtor, as applicable, may reject the applicable Executory Contract after such determination.

(c) Any counterparty to an executory contract or unexpired lease that does not timely object to the notice of the proposed assumption of such executory contract or unexpired lease within ten (10) days of the service thereof, shall be deemed to have assented to assumption of the applicable executory contract or unexpired lease notwithstanding any provision thereof that purports to (i) prohibit, restrict, or condition the transfer or assignment of such contract or lease, (ii) terminate or modify, or permit the termination or modification of, a contract or lease as a result of any direct or indirect transfer or assignment of the rights of the Debtor under such contract or lease or a change, if any, in the ownership or control to the extent contemplated by the Plan, (iii) increase, accelerate, or otherwise alter any obligations or liabilities of the Debtor or the Reorganized Debtor under such executory contract or unexpired lease, or (iv) create or impose a Lien upon any property or Asset of the Debtor or the Reorganized Debtor, as applicable. Each such provision shall be deemed to not apply to the assumption of such executory contract or unexpired lease pursuant to the Plan and counterparties to assumed executory contracts or unexpired leases that fail to object to the proposed assumption in accordance with the terms set forth in Section 8.2(c) of the Plan, shall forever be barred and enjoined from objecting to the proposed assumption or to the validity of such assumption (including with respect to any Cure amounts or the provision of adequate assurance of future performance), or taking actions prohibited by the foregoing or the Bankruptcy Code on account of transactions contemplated by the Plan.

3.	Payments Related to Assumption of Contracts and Leases

Subject to resolution of any Cure Dispute, all Cures shall be satisfied by the Debtor or Reorganized Debtor, as the case may be, upon assumption of the underlying contracts and unexpired leases without acceleration in the ordinary course of business and per the terms of the contract or lease. Subject to the satisfaction of any monetary Cure amount, assumption of any executory contract or unexpired lease pursuant to the Plan, or otherwise, shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed executory contract or unexpired lease at any time before the effective date of the assumption. Any proofs of Claim filed with respect to an executory contract or unexpired lease that has been assumed shall be deemed disallowed and expunged, without further notice to or action, order or approval of the Bankruptcy Court or any other Entity, upon the deemed assumption of such contract or unexpired lease.

4.	Rejection Claims

In the event that the rejection of an executory contract or unexpired lease by the Debtor results in damages to the other party or parties to such contract or lease, any Allowed Claim for such damages shall be classified and treated in Class 7 (General Unsecured Claims).

5.	Survival of the Debtor’s Indemnification Obligations

(a) Any obligations of the Debtor pursuant to its corporate charters, bylaws, or other organizational documents to indemnify current and former officers, directors, agents, and/or employees with respect to all present and future actions, suits, and proceedings against the Debtor or such directors, officers, agents, and/or employees, based upon any act or omission for or on behalf of the Debtor will not be discharged or impaired by confirmation of the Plan or the occurrence of the Effective Date. All such obligations will be deemed and treated as executory contracts assumed by the Debtor under the Plan and will continue as obligations of the Reorganized Debtor. In addition, after the Effective Date, the Reorganized Debtor will not terminate or otherwise reduce the coverage under any directors’ and officers’ insurance policies (including any “tail policy”) in effect as of the Commencement Date, and all members, managers, directors and officers of the Debtor who served in such capacity at any time prior to the Effective Date will be entitled to the full benefits of any such policy for the full term of such policy regardless of whether such members, managers, directors, and/or officers remain in such positions after the Effective Date.

(b) On the Effective Date, all guarantees, indemnities, or other credit support provided by the Debtor in support of the primary obligations of its Affiliates or any other Entity shall be Unimpaired by the Plan and Reinstated to their position immediately prior to the Commencement Date.

6.	Insurance Policies

All insurance policies pursuant to which the Debtor has any obligations in effect as of the Effective Date shall be deemed and treated as executory contracts pursuant to the Plan and shall be assumed by the Debtor and Reorganized Debtor and shall continue in full force and effect thereafter in accordance with their respective terms. All other insurance policies shall vest in the Reorganized Debtor.

7.	Intellectual Property Licenses and Agreements

All intellectual property contracts, licenses, royalties, or other similar agreements to which the Debtor has any rights or obligations in effect as of the date of the Confirmation Order shall be deemed and treated as executory contracts pursuant to the Plan and shall be assumed by the Debtor and Reorganized Debtor and shall continue in full force and effect unless any such intellectual property contract, license, royalty, or other similar agreement otherwise is specifically rejected pursuant to a separate order of the Bankruptcy Court or is the subject of a separate rejection motion filed by the Debtor in accordance with Section 8.1 of the Plan. Unless otherwise noted hereunder, all other intellectual property contracts, licenses, royalties, or other similar agreements shall vest in the Reorganized Debtor and the Reorganized Debtor may take all actions as may be necessary or appropriate to ensure such vesting as contemplated herein.

8.	Modifications, Amendments, Supplements, Restatements, or Other Agreements

Unless otherwise provided in the Plan or by separate order of the Bankruptcy Court, each executory contract and unexpired lease that is assumed shall include any and all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument, or other document is listed in the notice of assumed contracts.

9.	Reservation of Rights

(a) Neither the exclusion nor inclusion of any contract or lease by the Debtor on any exhibit, schedule, or other annex to the Plan or in the Plan Supplement, nor anything contained in the Plan, will constitute an admission by the Debtor that any such contract or lease is or is not in fact an executory contract or unexpired lease or that the Debtor or the Reorganized Debtor or their respective affiliates have any liability thereunder.

(b) Except as otherwise provided in the Plan, nothing in the Plan will waive, excuse, limit, diminish, or otherwise alter any of the defenses, Claims, Causes of Action, or other rights of the Debtor and the Reorganized Debtor under any executory or non-executory contract or any unexpired or expired lease.

(c) Nothing in the Plan will increase, augment, or add to any of the duties, obligations, responsibilities, or liabilities of the Debtor or the Reorganized Debtor under any executory or non-executory contract or any unexpired or expired lease.

(d) If there is a Cure Dispute or a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection under the Plan, the Debtor or Reorganized Debtor, as applicable, shall have sixty (60) days following entry of a Final Order resolving such Cure Dispute to alter their treatment of such contract or lease by filing a notice indicating such altered treatment.

I.	Conditions Precedent to Confirmation of Plan and Effective Date

1.	Conditions Precedent to Confirmation of Plan

The following are conditions precedent to confirmation of the Plan:

(a) the Plan and the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall be in form and substance consistent in all material respects with the Restructuring Support Agreements and the Restructuring Term Sheet and otherwise satisfactory, acceptable or reasonably acceptable to the Debtor and the Requisite RSA Parties to the extent set forth in the applicable Restructuring Support Agreement;

(b) the Restructuring Support Agreements shall not have been terminated and shall be in full force and effect;

(c) the Disclosure Statement shall have been approved by the Bankruptcy Court as having adequate information in accordance with section 1125 of the Bankruptcy Code;

(d) the Bankruptcy Court shall have entered the Confirmation Order in form and substance reasonably satisfactory to the Debtor and the Requisite RSA Parties; and

(e) the DIP Orders, the DIP Warehouse Guaranty, the DIP Warehouse Master Refinancing Agreement, and the DIP Warehouse Facility Agreements shall be in full force and effect in accordance with the terms thereof, and no Event of Default (as defined in the DIP Warehouse Master Refinancing Agreement or the DIP Warehouse Facility Agreements) shall be continuing.

2.	Conditions Precedent to Effective Date

The following are conditions precedent to the Effective Date of the Plan:

(a) the Definitive Documents (including the Plan as confirmed by the Bankruptcy Court) (i) shall contain terms and conditions consistent in all material respects with the Restructuring Support Agreements and the Restructuring Term Sheet and will otherwise be acceptable, satisfactory or reasonably acceptable in form and substance to the Debtor and the Requisite RSA Parties to the extent set forth in the applicable Restructuring Support Agreement, and (ii) shall, to the extent applicable, have been executed and delivered, and any conditions (other than the occurrence of the Effective Date or certification that the Effective Date has occurred) contained therein shall have been satisfied or waived in accordance therewith;

(b) the Amended Organizational Documents shall have been filed with the appropriate governmental authority, as applicable;

(c) an Event of Default under the DIP Warehouse Master Refinancing Agreement or the DIP Warehouse Facility Agreements shall not be continuing and an acceleration of the obligations or termination of commitments under the DIP Warehouse Facility Agreements shall not have occurred;

(d) all actions, documents, and agreements necessary to implement and consummate the Plan shall have been effected or executed and binding on all parties thereto and, to the extent required, filed with the applicable governmental units in accordance with applicable laws;

(e) the Bankruptcy Court shall have entered the Confirmation Order and such order shall not have been stayed, modified or vacated;

(f) all governmental and third-party approvals and consents, including Bankruptcy Court approval, necessary in connection with the transactions contemplated by the Plan shall have been obtained, not be subject to unfulfilled conditions, and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such transactions;

(g) the Restructuring Support Agreements shall not have been terminated and shall be in full force and effect; and

(h) all unpaid and Restructuring Expenses shall have been paid in Cash, to the extent invoiced, at least two (2) business days prior to the Effective Date.

3.	Waiver of Conditions Precedent

(a) Except as otherwise provided in the Plan or herein, all actions required to be taken on the Effective Date shall take place and shall be deemed to have occurred simultaneously and no such action shall be deemed to have occurred prior to the taking of any other such action. Each of the conditions precedent in Section 9.1 and Section 9.2 of the Plan may be waived in writing by the Debtor with the prior written consent of the Requisite RSA Parties without leave of or order of the Bankruptcy Court.

(b) The stay of the Confirmation Order pursuant to Bankruptcy Rule 3020(e) shall be deemed waived by and upon the entry of the Confirmation Order, and the Confirmation Order shall take effect immediately upon its entry.

4.	Effect of Failure of a Condition

If the conditions listed in Section 9.2 of the Plan are not satisfied or waived in accordance with Section 9.3 of the Plan on or before the first Business Day that is more than sixty (60) days after the date on which the Confirmation Order is entered or by such later date as set forth by the Debtor in a notice filed with the Bankruptcy Court prior to the expiration of such period, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall (a) constitute a waiver or release of any Claims by or against or any Interests in the Debtor, (b) prejudice in any manner the rights of any Entity, or (c) constitute an admission, acknowledgement, offer, or undertaking by the Debtor, any of the Requisite RSA Parties or any other Entity.

J.	Effect of Confirmation of Plan

1.	Vesting of Assets

On the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all property of the Debtor’s Estate shall vest in the Reorganized Debtor free and clear of all Claims, Liens, encumbrances, charges, and other interests, except as provided pursuant to the Plan, the Confirmation Order or the Exit Warehouse Facilities Documents. On and after the Effective Date, the Reorganized Debtor may take any action, including, without limitation, the operation of its businesses; the use, acquisition, sale, lease and disposition of property; and the entry into transactions, agreements, understandings, or arrangements, whether in or other than in the ordinary course of business, and execute, deliver, implement, and fully perform any and all obligations, instruments, documents, and papers or otherwise in connection with any of the foregoing, free of any restrictions of the Bankruptcy Code or Bankruptcy Rules and in all respects as if there was no pending case under any chapter or provision of the Bankruptcy Code, except as expressly provided in the Plan or herein. Without limiting the foregoing, the Reorganized Debtor may pay the charges that they incur on or after the Effective Date for professional fees, disbursements, expenses, or related support services without application to the Bankruptcy Court.

2.	Binding Effect

As of the Effective Date, the Plan shall bind all holders of Claims against and Interests in the Debtor and their respective successors and assigns, notwithstanding whether any such holders were (a) Impaired or Unimpaired under the Plan, (b) deemed to accept or reject the Plan, (c) failed to vote to accept or reject the Plan, or (d) voted to reject the Plan.

3.	Discharge of Claims and Termination of Interests

Upon the Effective Date and in consideration of the distributions to be made hereunder, except as otherwise expressly provided under the Plan, including with respect to Unimpaired Claims, each holder (as well as any representatives, trustees, or agents on behalf of each holder) of a Claim or Interest and any affiliate of such holder shall be deemed to have forever waived, released, and discharged the Debtor, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Interest, rights, and liabilities that arose prior to the Effective Date. Upon the Effective Date, all such Entities shall be forever precluded and enjoined, pursuant to section 524 of the Bankruptcy Code, from prosecuting or asserting any such discharged Claim against or terminated Interest in the Debtor against the Debtor, the Reorganized Debtor, or any of its Assets or property, whether or not such holder has filed a proof of Claim and whether or not the facts or legal bases therefor were known or existed prior to the Effective Date.

4.	Term of Injunctions or Stays

Unless otherwise provided in the Plan or herein, the Confirmation Order, or in a Final Order of the Bankruptcy Court, all injunctions or stays arising under or entered during the Chapter 11 Case under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay.

5.	Injunction

(a) Upon entry of the Confirmation Order, all holders of Claims and Interests and other parties in interest, along with their respective present or former employees, agents, officers, directors, principals, and affiliates, shall be enjoined from taking any actions to interfere with the implementation or consummation of the Plan in relation to any Claim extinguished, discharged or released pursuant to the Plan.

(b) Except as expressly provided in the Plan, the Confirmation Order, or a separate order of the Bankruptcy Court or as agreed to by the Debtor and a holder of a Claim against or Interest in the Debtor, all Entities who have held, hold, or may hold Claims against or Interests in the Debtor (whether proof of such Claims or Interests has been filed or not and whether or not such Entities vote in favor of, against or abstain from voting on the Plan or are presumed to have accepted or deemed to have rejected the Plan) and other parties in interest, along with their respective present or former employees, agents, officers, directors, principals, and affiliates are permanently enjoined, on and after the Effective Date, solely with respect to any Claims, Interests, and Causes of Action that will be or are extinguished, discharged, or released pursuant to the Plan from (i) commencing, conducting, or continuing in any manner, directly or indirectly, any suit, action, or other proceeding of any kind (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against or affecting the Released Parties or the property of any of the Released Parties, (ii) enforcing, levying, attaching (including, without limitation, any prejudgment attachment), collecting, or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree, or order against the Released Parties or the property of any of the Released Parties, (iii) creating, perfecting, or otherwise enforcing in any manner, directly or indirectly, any encumbrance of any kind against the Released Parties or the property of any of the Released Parties, (iv) asserting any right of setoff, directly or indirectly, against any obligation due the Released Parties or the property of any of the Released Parties, except as contemplated or Allowed by the Plan; and (v) acting or proceeding in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan.

(c) By accepting distributions pursuant to the Plan, each holder of an Allowed Claim or Interest extinguished, discharged, or released pursuant to the Plan will be deemed to have affirmatively and specifically consented to be bound by the Plan, including, without limitation, the injunctions set forth in Section 10.5 of the Plan.

(d) The injunctions in Section 10.5 of the Plan shall extend to any successors of the Debtor and the Reorganized Debtor and their respective property and interests in property.

(e) The injunctions in the Plan shall extend to the Affiliate Co-Plan Proponents to the extent any Claim or Interest arising from the Prepetition Credit Agreement or the Prepetition Senior Notes Indenture is extinguished, discharged, or released pursuant to the Plan.

6.	Releases

(a) Estate Releases.

As of the Effective Date, except (i) for the rights that remain in effect from and after the Effective Date to enforce the Plan and the Definitive Documents, and (ii) as provided in the Plan (including Sections 3.3 and 10.8) or Confirmation Order, for good and valuable consideration, the adequacy of which is hereby confirmed, including, without limitation, the service of the Released Parties to facilitate the reorganization of the Debtor and the implementation of the restructuring, the Released Parties will be deemed forever released and discharged, to the maximum extent permitted by law, by the Debtor, the Reorganized Debtor, and the Estate and all affiliates or subsidiaries managed or controlled thereby, from any and all Claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, remedies, losses, and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of the Debtor, the Reorganized Debtor, or the Estate, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that the Debtor, the Reorganized Debtor, or the Estate would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other person, based on or relating to, or in any manner arising from, in whole or in part, the Debtor, the Chapter 11 Case, the purchase, sale, or rescission of the purchase or sale of any security of the Debtor, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between the Debtor and any Released Party, the restructuring, the restructuring of any Claim or Interest before or during the Chapter 11 Case, the Disclosure Statement, the Restructuring Support Agreements, and the Plan and related agreements, instruments, and other documents (including the Definitive Documents), and the negotiation, formulation, or preparation thereof, the solicitation of votes with respect to the Plan, or any other act or omission, in all cases based upon any act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date; provided that, nothing in Section 10.6(a) of the Plan shall be construed to release the Released Parties from willful misconduct or fraud as determined by a Final Order.

(b) Consensual Releases by Holders of Impaired Claims.

As of the Effective Date, except (i) for the right to enforce the Plan or any right or obligation arising under the Definitive Documents that remain in effect or become effective after the Effective Date or (ii) as otherwise expressly provided in the Plan or in the Confirmation Order, in exchange for good and valuable consideration, including the obligations of the Debtor under the Plan and the contributions of the Released Parties to facilitate and implement the Plan, to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, the Released Parties shall be deemed conclusively, absolutely, unconditionally, irrevocably and forever, released, and discharged by:

(i) the holders of Impaired Claims who voted to accept the Plan;

(ii) the holders of Impaired Claims who abstained from voting on the Plan or who voted to reject the Plan and did not opt out of granting the releases provided in the Plan;

(iii) the Consenting Term Lenders and the Consenting Senior Noteholders;

(iv) any Significant Equity Holder; and

(v) with respect to any Entity in the foregoing clauses (i) through (iv), such Entity’s (x) predecessors, successors and assigns, (y) subsidiaries, affiliates, managed accounts or funds, managed or controlled by such entity and (z) all persons entitled to assert claims through or on behalf of such entities with respect to the matters for which the releasing entities are providing releases, in each case, from any and all Claims, interests or Causes of Action whatsoever, including any derivative Claims asserted on behalf of the Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), based on, relating to, or arising from, in whole or in part, the Debtor, the Debtor’s restructuring, the Chapter 11 Case, the purchase, sale or rescission of the purchase or sale of any security of the Debtor or the Reorganized Debtor, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Case, the negotiation, formulation, preparation, or consummation of the Plan (including the Plan Supplement), the Restructuring Support Agreements, the Definitive Documents, or any related agreements, instruments, or other documents (including, but not limited to, any guarantees by the Affiliate Co-Plan Proponents of the obligations under the Prepetition Credit Agreement or the Prepetition Senior Notes Indenture), the solicitation of votes with respect to the Plan, in all cases based upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided that, nothing in Section 10.6(b) shall be construed to release the Released Parties from willful misconduct or fraud as determined by a Final Order.

(c)	Releases of Affiliate Co-Plan Proponents by Holders of Claims in Classes 4 and 5

As of the Effective Date, in exchange for good and valuable consideration, including the obligations of the Debtor under the Plan and the substantial contributions of the Affiliate Co-Plan Proponents to facilitate and implement the Plan, to the fullest extent permissible under applicable law, each holder of a Claim in Classes 4 and 5 (whether or not such holder voted to reject the Plan or abstained from voting on the Plan) shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever, released, and discharged the Affiliate Co-Plan Proponents from any and all Claims, interests, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities, including any derivative Claims asserted on behalf of the Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity, or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Prepetition Credit Agreement, the Prepetition Senior Notes Indenture, or agreements related thereto (including, but not limited to, any guarantees by the Affiliate Co-Plan Proponents of the obligations under the Prepetition Credit Agreement or the Prepetition Senior Notes Indenture), and any acts or omissions by the Affiliate Co-Plan Proponents in connection therewith; provided that, nothing in Section 10.6(c) shall be construed to release any Affiliate Co-Plan Proponent from willful misconduct or fraud as determined by Final Order.

(d) Notwithstanding anything to the contrary in the Plan, any Person or Entity (i) releasing claims hereunder who does not provide (or is not deemed to provide), a valid and binding release of the Released Parties or (ii) who has asserted or later asserts a claim against a Released Party, shall not be (or be deemed to be) a Released Party.

7.	Exculpation

Notwithstanding anything in the Plan to the contrary, and to the maximum extent permitted by applicable law, no Exculpated Party will have or incur, and each Exculpated Party is hereby released and exculpated from, any claim, obligation, suit, judgment, damage, demand, debt, right, cause of action, remedy, loss, and liability for any claim in connection with or arising out of the administration of the Chapter 11 Case; the negotiation, formulation, preparation, and pursuit of the Disclosure Statement, the Restructuring Support Agreements, the restructuring transactions, the Plan, or the solicitation of votes for, or confirmation of, the Plan; the funding or consummation of the Plan (including the Plan Supplement), the Definitive Documents, or any related agreements, instruments, or other documents, the solicitation of votes on the Plan, the offer, issuance, and distribution of any securities issued or to be issued pursuant to the Plan, whether or not such distribution occurs following the Effective Date; the occurrence of the Effective Date; negotiations regarding or concerning any of the foregoing, or the administration of the Plan or property to be distributed under the Plan, except for actions determined by Final Order to constitute willful misconduct or fraud. This exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations and any other applicable law or rules protecting such Exculpated Parties from liability.

8.	Retention of Causes of Action/Reservation of Rights

Except as otherwise provided in Section 10.6(a) of the Plan, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver or relinquishment of any rights, Claims, Causes of Action, rights of setoff or recoupment, or other legal or equitable defenses that the Debtor had immediately prior to the Effective Date on behalf of the Estate or itself in accordance with any provision of the Bankruptcy Code or any applicable nonbankruptcy law, including, without limitation, any affirmative Causes of Action against parties with a relationship with the Debtor, other than the Released Parties. The Reorganized Debtor shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff or recoupment, and other legal or equitable defenses as fully as if the Chapter 11 Case had not been commenced, and all of the Debtor’s legal and equitable rights in respect of any Unimpaired Claim may be asserted after the Confirmation Date and Effective Date to the same extent as if the Chapter 11 Case had not been commenced. Notwithstanding the foregoing, the Debtor and the Reorganized Debtor shall not retain any Claims or Causes of Action released pursuant to the Plan against the Released Parties or arising under chapter 5 of the Bankruptcy Code (except that such Claims or Causes of Action may be asserted as a defense to a Claim in connection with the claims reconciliation and objection procedures pursuant to section 502(d) of the Bankruptcy Code or otherwise).

9.	Solicitation of Plan

(a) As of and subject to the occurrence of the Confirmation Date: (i) the Debtor shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including without limitation, sections 1125(a) and (e) of the Bankruptcy Code, and any applicable non-bankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation and (ii) the Debtor, the Consenting Term Lenders, the Consenting Senior Noteholders, and each of its directors, officers, employees, affiliates, agents, financial advisors, investment bankers, professionals, accountants, and attorneys shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of any securities under the Plan, and therefore are not, and on account of such offer, issuance, and solicitation will not be, liable at any time for any violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of any securities under the Plan.

(b) Notwithstanding anything in the Plan to the contrary, as of the Effective Date, pursuant to section 1125(e) of the Bankruptcy Code, the Debtor and each of its officers and directors upon appropriate findings of the Bankruptcy Court will be deemed to have solicited acceptance of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, and to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code, in the offer, issuance, sale, or purchase of a security, offered or sold under the Plan of the Reorganized Debtor, and shall not be liable to any Person on account of such solicitation or participation.

10.	Corporate Action

Upon the Effective Date, all actions contemplated by the Plan shall be deemed authorized and approved in all respects, including (a) the assumption of all Employee Arrangements of the Debtor as provided, and subject to the terms and conditions, in the Plan, (b) the selection of the managers, directors, and officers for the Reorganized Debtor, (c) the distribution and issuance of the New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants (d) the entry into the Exit Warehouse Facilities and the Amended and Restated Credit Facility Agreement, (e) the distribution and issuance of the New Second Lien Notes and entry into the New Second Lien Notes Documents, (f) the performance of the Restructuring Support Agreements, and (g) all other actions contemplated by the Plan (whether to occur before, on, or after the Effective Date), in each case, in accordance with and subject to the terms hereof. All matters provided for in the Plan involving the corporate structure of the Debtor or the Reorganized Debtor, and any corporate action required by the Debtor or the Reorganized Debtor in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the Security holders, directors, managers, or officers of the Debtor or the Reorganized Debtor. On or (as applicable) before the Effective Date, the authorized officers of the Debtor or the Reorganized Debtor, as applicable, shall be authorized and directed to issue, execute, and deliver the agreements, documents, securities, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtor, including, but not limited to, (a) the Amended Organizational Documents, (b) the Exit Warehouse Facilities, (c) the Amended and Restated Credit Facility Agreement, (d) the New Second Lien Notes Documents, and (e) any and all other agreements, documents, securities, and instruments relating to the foregoing. The authorizations and approvals contemplated by Section 10.10 shall be effective notwithstanding any requirements under non-bankruptcy law.

11.	Registration Rights

On the Effective Date, the Reorganized Debtor shall enter into a registration rights agreement in form and substance reasonably acceptable to the Requisite Senior Noteholders and the Debtor or Reorganized Debtor, as applicable (“Registration Rights Agreement”). The Registration Rights Agreement shall provide the Registration Rights Parties with certain demand registration rights and with “piggyback” registration rights.

K.	Retention of Jurisdiction

12.	Retention of Jurisdiction

On and after the Effective Date, the Bankruptcy Court shall retain jurisdiction over all matters arising in, arising under, and related to the Chapter 11 Case for, among other things, the following purposes:

(a) to hear and determine motions and/or applications for the assumption or rejection of executory contracts or unexpired leases, including Cure Disputes, and the allowance, classification, priority, compromise, estimation, or payment of Claims resulting therefrom;

(b) to determine any motion, adversary proceeding, application, contested matter, and other litigated matter pending on or commenced after the Confirmation Date;

(c) to ensure that distributions to holders of Allowed Claims are accomplished as provided for in the Plan and Confirmation Order and to adjudicate any and all disputes arising from or relating to distributions under the Plan;

(d) to consider the allowance, classification, priority, compromise, estimation, or payment of any Claim;

(e) to enter, implement, or enforce such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, modified, or vacated;

(f) to issue injunctions, enter and implement other orders, and take such other actions as may be necessary or appropriate to restrain interference by any Entity with the consummation, implementation, or enforcement of the Plan, the Confirmation Order, or any other order of the Bankruptcy Court;

(g) to hear and determine any application to modify the Plan in accordance with section 1127 of the Bankruptcy Code, to remedy any defect or omission or reconcile any inconsistency in the Plan, or any order of the Bankruptcy Court, including the Confirmation Order, in such a manner as may be necessary to carry out the purposes and effects thereof;

(h) to hear and determine all Fee Claims and Restructuring Expenses;

(i) to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan, the Plan Supplement, or the Confirmation Order, or any agreement, instrument, or other document governing or relating to any of the foregoing;

(j) to take any action and issue such orders as may be necessary to construe, interpret, enforce, implement, execute, and consummate the Plan;

(k) to determine such other matters and for such other purposes as may be provided in the Confirmation Order;

(l) to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code (including any requests for expedited determinations under section 505(b) of the Bankruptcy Code);

(m) to hear, adjudicate, decide, or resolve any and all matters related to Article X of the Plan, including, without limitation, the releases, discharge, exculpations, and injunctions issued thereunder;

(n) to resolve disputes concerning Disputed Claims or the administration thereof;

(o) to hear and determine any other matters related hereto and not inconsistent with the Bankruptcy Code and title 28 of the United States Code;

(p) to enter a final decree closing the Chapter 11 Case;

(q) to recover all Assets of the Debtor and property of the Debtor’s Estate, wherever located;

(r) to hear and determine any rights, Claims, or Causes of Action held by or accruing to the Debtor pursuant to the Bankruptcy Code or pursuant to any federal statute or legal theory; and

(s) to hear and resolve any dispute over the application to any Claim of any limit on the allowance of such Claim set forth in sections 502 or 503 of the Bankruptcy Code, other than defenses or limits that are asserted under non-bankruptcy law pursuant to section 502(b)(1) of the Bankruptcy Code.

13.	Courts of Competent Jurisdiction

If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter arising out of the Plan, such abstention, refusal, or failure of jurisdiction shall have no effect upon and shall not control, prohibit, or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter.

L.	Miscellaneous Provisions

1.	Payment of Statutory Fees

On the Effective Date and thereafter as may be required, the Reorganized Debtor shall pay all fees incurred pursuant to sections 1911 through 1930 of chapter 123 of title 28 of the United States Code, together with interest, if any, pursuant to § 3717 of title 31 of the United States Code for the Debtor’s case, or until such time as a final decree is entered closing the Debtor’s case, a Final Order converting the Debtor’s case to a case under chapter 7 of the Bankruptcy Code is entered, or a Final Order dismissing the Debtor’s case is entered.

2.	Substantial Consummation of the Plan

On the Effective Date, the Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

3.	Plan Supplement

The Plan Supplement shall be filed with the Clerk of the Bankruptcy Court. Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours. Documents included in the Plan Supplement will be posted at the website of the Debtor’s notice, claims, and solicitation agent.

4.	Request for Expedited Determination of Taxes

The Debtor shall have the right to request an expedited determination under section 505(b) of the Bankruptcy Code with respect to tax returns filed, or to be filed, for any and all taxable periods ending after the Commencement Date through the Effective Date.

5.	Exemption from Certain Transfer Taxes

Pursuant to section 1146 of the Bankruptcy Code, (a) the issuance, transfer or exchange of any securities, instruments or documents, (b) the creation of any Lien, mortgage, deed of trust, or other security interest, (c) the making or assignment of any lease or sublease or the making or delivery of any deed or other instrument of transfer under, pursuant to, in furtherance of, or in connection with the Plan, including, without limitation, any deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan or the reinvesting, transfer, or sale of any real or personal property of the Debtor pursuant to, in implementation of or as contemplated in the Plan (whether to one or more of the Reorganized Debtor or otherwise), (d) the grant of Collateral under the Amended and Restated Credit Facility, and (e) the issuance, renewal, modification, or securing of indebtedness by such means, and the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including, without limitation, the Confirmation Order, shall not be subject to any document recording tax, stamp tax, conveyance fee, or other similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, sales tax, use tax, or other similar tax or governmental assessment. Consistent with the foregoing, each recorder of deeds or similar official for any county, city, or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument without requiring the payment of any filing fees, documentary stamp tax, deed stamps, stamp tax, transfer tax, intangible tax, or similar tax.

6.	Amendments

(a) Plan Modifications. Subject to the terms of the Restructuring Support Agreements and the New Warehouse Facilities Term Sheet, (i) the Debtor reserves the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order, including amendments or modifications to satisfy section 1129(b) of the Bankruptcy Code, and (ii) after entry of the Confirmation Order, the Debtor may, upon order of the Court, amend, modify or supplement the Plan in the manner provided for by section 1127 of the Bankruptcy Code or as otherwise permitted by law, in each case without additional disclosure pursuant to section 1125 of the Bankruptcy Code. In addition, after the Confirmation Date, so long as such action does not materially and adversely affect the treatment of holders of Allowed Claims or Allowed Interests pursuant to the Plan and subject to the reasonable consent of the Requisite RSA Parties, the Debtor may remedy any defect or omission or reconcile any inconsistencies in the Plan or the Confirmation Order with respect to such matters as may be necessary to carry out the purposes or effects of the Plan, and any holder of a Claim or Interest that has accepted the Plan shall be deemed to have accepted the Plan as amended, modified, or supplemented.

(b) Other Amendments. Subject to the terms of the Restructuring Support Agreements and the New Warehouse Facilities Term Sheet, before the Effective Date, the Debtor may make appropriate technical adjustments and modifications to the Plan and the documents contained in the Plan Supplement without further order or approval of the Bankruptcy Court.

7.	Effectuating Documents and Further Transactions

Each of the officers of the Reorganized Debtor is authorized, in accordance with his or her authority under the resolutions of the Board to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

8.	Revocation or Withdrawal of Plan

Subject to the terms of the Restructuring Support Agreements and the New Warehouse Facilities Term Sheet, the Debtor reserves the right to revoke or withdraw the Plan prior to the Effective Date. If the Plan has been revoked or withdrawn prior to the Effective Date, or if confirmation or the occurrence of the Effective Date does not occur, then: (a) the Plan shall be null and void in all respects; (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount any Claim or Interest or Class of Claims or Interests), assumption of executory contracts or unexpired leases affected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void; and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claim by or against, or any Interest in, the Debtor or any other Entity; (ii) prejudice in any manner the rights of the Debtor or any other Entity; or (iii) constitute an admission of any sort by the Debtor, any Consenting Term Lenders, any Consenting Senior Noteholders, or any other Entity. This provision shall have no impact on the rights of the Consenting Term Lenders, the Consenting Senior Noteholders, or the Debtor, as set forth in the Restructuring Support Agreements, in respect of any such revocation or withdrawal.

9.	Dissolution of Statutory Committees

If any statutory committee (a “Committee”) was formed in the Chapter 11 Case, such Committee shall be automatically dissolved on the Effective Date and, on the Effective Date, each member (including each officer, director, employee, or agent thereof) of such Committee and each professional retained by such Committee shall be released and discharged from all rights, duties, responsibilities, and obligations arising from, or related to, the Debtor, their membership on such Committee, the Plan, or the Chapter 11 Case, except with respect to any matters concerning any Fee Claims held or asserted by any professional retained by such Committee.

10.	Severability of Plan Provisions

If, before the entry of the Confirmation Order, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtor, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is (a) valid and enforceable pursuant to its terms, (b) integral to the Plan and may not be deleted or modified without the consent of the Debtor or the Reorganized Debtor (as the case may be), and (c) nonseverable and mutually dependent.

11.	Governing Law

Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an exhibit hereto or a schedule in the Plan Supplement or a Definitive Document provides otherwise, the rights, duties, and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof; provided, however, that corporate or entity governance matters relating to the Debtor or Reorganized Debtor shall be governed by the laws of the state of incorporation or organization of the Debtor or Reorganized Debtor.

12.	Time

In computing any period of time prescribed or allowed by the Plan, unless otherwise set forth in the Plan or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

13.	Dates of Actions to Implement the Plan

In the event that any payment or act under the Plan is required to be made or performed on a date that is on a Business Day, then the making of such payment or the performance of such act may be completed on or as soon as reasonably practicable after the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

14.	Immediate Binding Effect

Notwithstanding Bankruptcy Rules 3020(e), 6004(h), 7062, or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and Plan Supplement shall be immediately effective and enforceable and deemed binding upon and inure to the benefit of the Debtor, the holders of Claims and Interests, the Released Parties, and each of their respective successors and assigns, including, without limitation, the Reorganized Debtor.

15.	Deemed Acts

Subject to and conditioned on the occurrence of the Effective Date, whenever an act or event is expressed under the Plan to have been deemed done or to have occurred, it shall be deemed to have been done or to have occurred without any further act by any party, by virtue of the Plan and the Confirmation Order.

16.	Successor and Assigns

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor, or permitted assign, if any, of each Entity.

17.	Entire Agreement

On the Effective Date, the Plan, the Plan Supplement, and the Confirmation Order shall supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

18.	Exhibits to Plan

All exhibits, schedules, supplements, and appendices to the Plan (including the Plan Supplement) are incorporated into and are a part of the Plan.

19.	Notices

All notices, requests, and demands to or upon the Debtor to be effective shall be in writing (including by electronic or facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

(a) If to the Debtor or the Reorganized Debtor:

Walter Investment Management Corp.

3000 Bayport Drive, Suite 1100

Tampa, FL 33607

Attn: John Haas, General Counsel, Chief Legal Officer and Secretary

Email: JHaas@walterinvestment.com

-and-

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attn: Ray C. Schrock, P.C.

        Joseph Smolinsky

        Sunny Singh

Telephone: (212) 310-8000

Facsimile: (212) 310-8007

Email: ray.schrock@weil.com

          joseph.smolinsky@weil.com

          sunny.singh@weil.com

(b) If to the Requisite Term Lenders:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 606545

Attn: Patrick J Nash Jr., P.C.

Email: patrick.nash@kirkland.com

Attn: Gregory Pesce

Email: gregory.pesce@kirkland.com

(c) If to the Requisite Senior Noteholders:

Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, NY 10005

Attn: Dennis F. Dunne

Email: ddunne@milbank.com

2029 Century Park East

Los Angeles, California 90067

Attn: Gregory A. Bray

Email: gbray@milbank.com

Attn: Haig M. Maghakian

Email: hmaghakian@milbank.com

After the Effective Date, the Debtor has authority to send a notice to Entities providing that, to continue to receive documents pursuant to Bankruptcy Rule 2002, they must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Debtor and the Reorganized Debtor, as applicable, are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have filed such renewed requests.

VII.

FINANCIAL INFORMATION AND PROJECTIONS

A.	Consolidated Condensed Projected Financial Information

The Debtor believes that the Plan meets the feasibility requirement set forth in section 1129(a)(11) of the Bankruptcy Code (See Article XIV hereof), as confirmation is not likely to be followed by liquidation or the need for further financial reorganization of the Debtor or any successor under the Plan. In connection with the development of the Plan and for the purposes of determining whether the Plan satisfies the feasibility standard, the Debtor analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources. The Debtor prepared financial projections (the “Projections”) for the month ending December 31, 2017 and for the years 2018 through 2020, as set forth below.

The Debtor does not, as a matter of course, publish its business plans or strategies, projections or anticipated financial position. Accordingly, the Debtor does not anticipate that it will, and disclaims any obligation to, furnish updated business plans or Projections to holders of Claims or other parties in interest. In connection with the planning and development of the Plan, the Projections were prepared by the Debtor, with the assistance of its professionals, to present the anticipated impact of the Plan. The Projections assume that the Plan will be implemented in accordance with its stated terms. The Projections are based on forecasts of key economic variables and may be significantly impacted by, among other factors, changes in demand for the Debtor’s services, further competition within the Debtor’s current markets, changes in interest rates and inflation, changes in terms with material suppliers and/or a variety of other factors. Consequently, the estimates and assumptions underlying the Projections are inherently uncertain and are subject to material business, economic, and other uncertainties. Therefore, such Projections, estimates, and assumptions are not necessarily indicative of current values or future performance, which may be significantly less or more favorable than set forth herein. The Projections included herein were last updated on November 4, 2017.

The Projections should be read in conjunction with the significant assumptions, qualifications, and notes set forth below.

THE DEBTOR PREPARED THE PROJECTIONS WITH THE ASSISTANCE OF ITS ADVISERS. THE DEBTOR DID NOT PREPARE SUCH PROJECTIONS TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE RULES AND REGULATIONS OF THE SEC.

EXCEPT FOR PURPOSES OF THIS DISCLOSURE STATEMENT, THE DEBTOR DOES NOT PUBLISH PROJECTIONS OF ITS ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS.

MOREOVER, THE PROJECTIONS CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS, AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTOR, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, ACHIEVING OPERATING EFFICIENCIES, EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES, INDUSTRY-SPECIFIC RISK FACTORS, AND OTHER MARKET AND COMPETITIVE CONDITIONS. IMPORTANT ASSUMPTIONS AND OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED INCLUDE, BUT ARE NOT LIMITED TO, THOSE FACTORS, RISKS AND UNCERTAINTIES DESCRIBED IN MORE DETAIL UNDER THE HEADING “CERTAIN RISK FACTORS TO BE CONSIDERED” BELOW AND UNDER THE HEADING “RISK FACTORS” AND ELSEWHERE IN THE COMPANY’S ANNUAL AND QUARTERLY REPORTS, INCLUDING AMENDMENTS THERETO, AND OTHER FILINGS WITH THE SEC, INCLUDING THE COMPANY’S THIRD QUARTER 10-Q, WHICH WILL PROVIDE FINANCIAL AND OTHER INFORMATION AND ADDITIONAL RISK FACTORS FOR THE COMPANY’S RECENTLY COMPLETED THIRD FISCAL QUARTER. HOLDERS OF CLAIMS AND INTERESTS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE MADE, ARE BASED ON THE DEBTOR’S CURRENT BELIEFS, INTENTIONS AND EXPECTATIONS, AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND THE DEBTOR UNDERTAKES NO OBLIGATION TO UPDATE ANY SUCH STATEMENTS.

THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY THE DEBTOR, MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, INDUSTRY, REGULATORY, LEGAL, MARKET, AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE REORGANIZED DEBTOR’S CONTROL. THE DEBTOR CAUTIONS THAT NO REPRESENTATIONS CAN BE MADE OR ARE MADE AS TO THE ACCURACY OF THE PROJECTIONS OR TO THE REORGANIZED DEBTOR’S ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL BE INCORRECT. MOREOVER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE DEBTOR PREPARED THESE PROJECTIONS MAY BE DIFFERENT FROM THOSE ASSUMED, OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER. EXCEPT AS OTHERWISE PROVIDED IN THE PLAN OR THIS DISCLOSURE STATEMENT, THE DEBTOR AND REORGANIZED DEBTOR, AS APPLICABLE, DO NOT INTEND AND UNDERTAKE NO OBLIGATION TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THEREFORE, THE PROJECTIONS MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER

ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, HOLDERS OF CLAIMS AND INTERESTS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS AND SHOULD CONSULT WITH THEIR OWN ADVISERS.

THE PROJECTIONS ALSO INCLUDE CERTAIN NON-GAAP FINANCIAL MEASURES WHICH SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR ANALYSIS AS REPORTED UNDER GAAP.

The Projections assume that the Debtor will emerge from chapter 11 on December 31, 2017 (the “Assumed Effective Date”), which is the last day of the Debtor’s 2017 fiscal year.

The Projections herein include:

1.	Pro forma projected consolidated income statements of the Debtor for fiscal years 2017, 2018, 2019 and 2020, including Adjusted EBITDA, Adjusted Earnings, Pre-Tax Income (Loss) and Net Income (Loss);

2.	Pro forma projected consolidated balance sheets of the Debtor as of the fiscal year ends 2017, 2018, 2019 and 2020, reflecting the estimated effect of the Plan on the capitalization of the Debtor emerging from chapter 11; and

3.	Pro forma projected consolidated statements of cash flows of the Debtor for fiscal years ending 2017, 2018, 2019 and 2020, reflecting the cash flow effects of the aforementioned items and the estimated effect of the Plan on the cash interest costs of the Debtor.

The Projections should be read in conjunction with the assumptions, qualifications and explanations set forth in this Disclosure Statement, the Plan and the Plan Supplement, in their entirety, and the historical consolidated financial statements (including the notes and schedules thereto).

Projected Income Statement

($ in thousands)	FY17	FY18	FY19	FY20
Revenue	$1,089,767	$1,010,405	$1,101,150	$1,129,966
Expenses	(1,239,498)	(1,089,246)	(1,073,741)	(1,057,177)
Other Gains and Losses[1]	186,029	(30,513)	(14,342)	(10,305)

Pre-Tax Income (Loss)	$36,298	($109,355)	$13,067	$62,484

Income Tax Expense	(500)	(191)	(400)	(625)

Net Income (Loss)	$35,798	($109,546)	$12,667	$61,859

Net Income (Loss)	$35,798	($109,546)	$12,667	$61,859
Income Tax Expense	500	191	400	625

Pre-Tax Income (Loss)	$36,298	($109,355)	$13,067	$62,484

Other Gains and Losses[1]	(186,029)	30,513	14,342	10,305

Adjusted Earnings (Loss)	($149,731)	($78,841)	$27,409	$72,789

Add Back:
Depreciation and Amortization	195,059	154,381	145,836	138,617
Corporate Debt Interest	119,757	108,826	107,172	100,168
Other	(2,603)	(338)	425	(4,444)

Total	312,212	262,870	253,433	234,341

Adjusted EBITDA	$162,481	$184,028	$280,841	$307,130

[1]	Other Gains and Losses include fair value adjustments and restructuring and non-recurring expenses. FY17 includes cancellation of debt income relating to the restructuring contemplated in this Disclosure Statement and the gain on sale of the insurance business in 1Q17.

Projected Balance Sheet

($ in thousands)	FY17	FY18	FY19	FY20
Assets
Cash And Cash Equivalents	$215,371	$261,753	$215,026	$337,651
Restricted Cash	161,244	136,131	120,699	126,886
Residential Loans, Net	11,783,182	11,168,909	10,082,829	8,512,532
Receivables, Net	152,331	104,022	99,561	95,267
Servicer And Protective Advances, Net	761,683	585,880	510,327	435,099
Servicing Rights, Net	789,156	562,188	488,950	420,879
Goodwill	47,747	47,747	47,747	47,747
Intangible Asset, Net	8,707	6,948	5,477	4,218
Premises And Equipment, Net	53,272	42,965	30,007	6,187
Other Assets	190,029	183,247	199,082	209,293

Total Assets	$14,162,721	$13,099,789	$11,799,703	$10,195,759
Liabilities
Payables And Accrued Liabilities	$681,940	$655,229	$633,023	$625,270
Servicer Payables	128,122	126,637	134,725	142,672
Servicing Advance Liabilities	452,843	291,281	226,192	164,836
Warehouse Borrowings	1,043,741	1,884,104	2,361,397	2,400,053
Corporate Debt	1,436,826	1,277,914	1,154,269	1,105,881
Mortgage-Backed Debt	767,561	666,530	575,479	497,028
HMBS Related Obligations At Fair Value	9,511,926	8,161,037	6,658,363	5,135,599
Deferred Tax Liability, Net	5,120	6,155	7,189	8,223

Total Liabilities	$14,028,078	$13,068,886	$11,750,637	$10,079,564
Stockholders’ Equity	134,643	30,903	49,065	116,195

Total Liabilities and Equity	$14,162,721	$13,099,789	$11,799,703	$10,195,759

Projected Liquidity

($ in thousands)	FY17	FY18	FY19	FY20
Adjusted EBITDA	$162,481	$184,028	$280,841	$307,130
Cash Interest on Corporate Debt	(93,838)	(100,612)	(96,556)	(88,381)
Capital Expenditures	(11,588)	(30,989)	(25,863)	(15,000)
Cash (Payment) / Refund	75,561	14,809	(400)	(625)

Funds Generated / (Utilized) in Period	$132,616	$67,236	$158,023	$203,124

Net Investment in Retained OMSRs	(62,000)	(39,491)	(34,386)	(32,368)
Net Investment in Originations Activity	47,390	(16,872)	1,263	3,345
Net Activity for Servicing Advances	116,433	23,739	12,893	15,903
Net Investment in Reverse Mortgage Activity	(9,055)	20,806	(27,213)	6,025
Proceeds from Sale of Servicing Rights	61,351	186,884	—	—
Payments of Corporate Debt and Related Fees	(280,212)	(167,684)	(133,191)	(60,000)
Other Working Capital Changes	(15,750)	(28,236)	(24,116)	(13,404)

Change in Cash and Cash Equivalents	($9,227)	$46,382	($46,727)	$122,625

Beginning Cash	$224,598	$215,371	$261,753	$215,026
Change in Cash and Cash Equivalents	(9,227)	46,382	(46,727)	122,625

Ending Cash	$215,371	$261,753	$215,026	$337,651

B.	Assumptions to the Projections

1.	General Assumptions

The Projections assume a continuation of the Debtor’s business strategy consistent with the most recent public disclosures. This strategy includes the identification of Core and Legacy businesses with Core being defined as Origination and Servicing activities related to GSE and GNMA product and Legacy being non-strategic operations and portfolios being sold, wound-down or run-off.

The Debtor continues to transition to a fee-for-service business model with originated MSR being sold, generally on a flow basis with subservicing retained.

The Projections also reflect the continuation of many of the Company’s enterprise-wide re-engineering projects which commenced in 2016 and include initiatives to: improve the customer experience; grow originations revenue and profitability; improve servicing performance and reduce cost; reduce operating costs including site consolidation and labor efficiencies; and foster a culture that is customer-centric.

The Projections assume that by the end of 2018, the Debtor has consolidated its site locations to four locations with a new headquarters in Fort Washington, PA.

The Projections do not reflect any projected MSR fair value adjustments other than an estimated $60 million negative mark in the 3Q 2017 financials.

The Projections reflect recognition of an estimated economic gain for the Debtor related to cancellation of debt of approximately $371 million.

The Projections assume that the Company qualifies for Section 382(l)(5) of the Tax Code whereby it benefits from preservation of certain deferred tax attributes. Should this not be the case and the Company elects out of or does not maintain the requirements of Section 382(l)(5), it is estimated that over the period of the projections (the period through December 31, 2020) the Company’s cash taxes would be approximately $29 million greater than projected herein.

It is expected that upon emergence the Company will adopt fresh-start accounting. The adoption of fresh-start accounting will result in adjustments to assets and liabilities due to the assignment of reorganization value and the effects of forgiveness or restructuring of debt which will be reflected in the final statement of operations of the predecessor entity. Although the Projections do not reflect such adoption, the projected Stockholders’ Equity of approximately $135 million as shown in the projected Balance Sheet above as of December 31, 2017 is within the range of estimated Total Equity Value ($120 million to $195 million) estimated by the Company’s financial advisor Houlihan Lokey as of the same Assumed Effective Date and more fully described in Section VIII Valuation Analysis below.

2.	Income Statement Projection Assumptions

(a)	Servicing Segment

The Servicing segment reflects the servicing of GSE and Ginnie Mae (respectively “Core”) and private label (“Legacy”) residential mortgages. Revenues comprise servicing fees, incentive and ancillary fees and other servicing revenue. The Projections reflect an increasing mix of subservicing both as subserviced portfolios are onboarded and as owned MSR is sold or runs off, consistent with the Debtor’s transition to a capital-light, fee-for-service model.

The servicing operation is projected to benefit from cost improvement initiatives focused on technology investments and simplification, a reduced delinquency population with a resulting lower cost to service and the reduced exposure to amortization of servicing rights and exposure to fair value marks as the MSR asset declines over time.

Challenges to achieving the projected profitability include the ability to grow the subservicing portfolio through originations via the Company’s consumer, correspondent or wholesale channels or onboarded via subservice agreements. On the expense side, the ability to realize improvements in cost to service are dependent upon the ability to implement technology, realize process efficiencies and benefit from a projected decrease in portfolio delinquency. From a liquidity perspective, the projections are dependent depend, among other things on the ability of the Company to forge relationships with additional MSR capital partners.

(b)	Originations Segment

The Originations segment reflects the origination of GSE and Ginnie Mae residential mortgages through the direct to consumer channel (both portfolio retention and new acquisition) and the correspondent and warehouse lending channels. Revenues comprise gain on sale revenue, interest and other fee income.

The Projections reflect a transition from principally a refinance-focused strategy to a combination refinance and purchase money strategy. This is intended to be achieved through current and projected investments in the “Ditech” brand and will include consumer marketing, enhanced mobile capabilities, improved closing cycle timelines, improved customer retention, new customer acquisition, and growth in the correspondent and wholesale lending channels. The success of these investments in supporting the projected growth of the originator are critical to achievement of the Projections.

Since industry forecasts assume a declining originations market in 2019 compared with 2017, the Company’s growth is achieved through market share gains.

(c)	Reverse Segment

The Reverse segment, following a cessation of new originations in January 2017, reflects a focus on servicing while supporting tail draw originations. The Reverse segment comprises both Core and Legacy components; subservicing has been designated as Core and the net balance sheet investment related to the HMBS securitization has been designated as Legacy. The Debtor continues to review strategic alternatives for the Legacy component of its Reverse segment.

The achievement of the Projections depends, in large part, on the Company’s ability to access capital to satisfy its buy out obligations from Ginnie Mae securitization pools, no deleterious changes in regulatory requirements, and a continuation of the realization of the internal process and cost improvements incorporated in the Projections.

3.	Balance Sheet and Liquidity Projection Assumptions

The projected balance sheet and liquidity projections for 2018-2020 reflect the reorganized Debtor’s capital structure including the amortization payments and asset proceeds related payments required under the amended and restated credit agreement with the term loan.

The transition to capital light (in the servicing segment) is reflected in a declining projected value of MSR and servicer and protective advance balances and a reduction in the amount of corporate debt over the course of the projections. The originations segment, however, is dependent on warehouse borrowings to fund its growth, and therefore these borrowings are projected to increase.

Stockholders’ equity is projected to decline in 2018 as a result of the net loss projected for that year, reflective of 2018 as another year of transition and a ramping up of competencies and volume growth in the origination segment. 2019 is projected to be profitable and as a result, stockholders’ equity begins to build and is projected to improve further in 2020.

4.	Reconciliation of Non-GAAP Items

Reconciliation of Non-GAAP Items - 2017 [1]

($ in Millions)

For the Year Ending December 31, 2017
Net Income	$35.8
Adjust for income tax expense	0.5

Income before income taxes [2]	$36.3
Adjustments to income before income taxes
Changes in fair value due to changes in valuation inputs and other assumptions [3]	101.9
Fair value to cash adjustment for reverse loans	15.4
Non-cash interest expense	10.8
Share-based compensation expense	5.4
Gain on sale of business	(67.7)
Other [4]	(251.8)

Total adjustments	(186.0)

Adjusted Loss	(149.7)
EBITDA adjustments
Amortization of servicing rights and other fair value adjustments	153.0
Interest expense on debt (incl. amortization)	119.8
Depreciation and amortization	42.0
Other	(2.6)

Total adjustments	312.2

AEBITDA	$162.5

[1]	Projections reflect actual unaudited results for January - June 2017 and projections for July - December 2017
[2]	Includes estimated DIP financing costs and other restructuring charges, gain on sale of the insurance business in 1Q17 and expense reductions related to the Company’s site consolidation and transformation efforts. Also reflects a projected economic gain of approximately $371 million of cancellation of debt income consistent with the terms of the Plan of Reorganization contemplated in this Disclosure Statement. The Company expects to adopt fresh-start accounting. Upon adoption of fresh-start accounting, this gain will be reflected in the balance sheet of the predecessor entity and adjustments to the carrying value of assets and liabilities due to the assignment of reorganization value including the restructured debt will be reflected in the balance sheet of the successor entity
[3]	Projections reflect a projected negative MSR fair value adjustment of $60 million anticipated to be taken in the quarter ending September 2017
[4]	Other primarily includes cancellation of debt income and restructuring and non-recurring expenses

Reconciliation of Non-GAAP Items - 2018 [1]

($ in Millions)

For the Year Ending December 31, 2018
Net Loss	$(109.5)
Adjust for income tax expense	0.2

Loss before income taxes [1]	$(109.4)
Adjustments to loss before income taxes
Changes in fair value due to changes in valuation inputs and other assumptions [2]	0.3
Non-cash interest expense	0.6
Share-based compensation expense	6.8
Other [3]	22.8

Total adjustments	30.5

Adjusted Loss	(78.8)
EBITDA adjustments
Amortization of servicing rights and other fair value adjustments	112.4
Interest expense on debt (incl. amortization)	108.8
Depreciation and amortization	42.0
Other	(0.3)

Total adjustments	262.9

AEBITDA	$184.0

[1]	Assumes that the Company is able to elect Section 382 (l)(5) of the Tax Code. If it is unable to so elect or qualify for such election, its tax expense may be different
[2]	Projections do not include any projected changes in fair value of MSRs
[3]	Other primarily includes restructuring and non-recurring expenses

Reconciliation of Non-GAAP Items - 2019 [1]

($ in Millions)

For the Year Ending December 31, 2019
Net Income	$12.7
Adjust for income tax expense	0.4

Income before income taxes [1]	$13.1
Adjustments to income before income taxes
Changes in fair value due to changes in valuation inputs and other assumptions [2]	0.3
Non-cash interest expense	0.5
Share-based compensation expense	6.5
Other [3]	7.0

Total adjustments	14.3

Adjusted Earnings	27.4
EBITDA adjustments
Amortization of servicing rights and other fair value adjustments	106.4
Interest expense on debt (incl. amortization)	107.2
Depreciation and amortization	39.5
Other	0.4
Total adjustments	253.4

AEBITDA	$280.8

[1]	Assumes that the Company is able to elect Section 382 (l)(5) of the Tax Code. If it is unable to so elect or qualify for such election, its tax expense may be different
[2]	Projections do not include any projected changes in fair value of MSRs
[3]	Other primarily includes restructuring and non-recurring expenses

Reconciliation of Non-GAAP Items - 2020 [1]

($ in Millions)

For the Year Ending December 31, 2020
Net Income	$61.9
Adjust for income tax expense	0.6

Income before income taxes [1]	$62.5
Adjustments to income before income taxes
Changes in fair value due to changes in valuation inputs and other assumptions [2]	0.2
Non-cash interest expense	0.5
Share-based compensation expense	6.3
Other [3]	3.3

Total adjustments	10.3

Adjusted Earnings	72.8
EBITDA adjustments
Amortization of servicing rights and other fair value adjustments	99.1
Interest expense on debt (incl. amortization)	100.2
Depreciation and amortization	39.5
Other	(4.4)

Total adjustments	234.3

AEBITDA	$307.1

[1]	Assumes that the Company is able to elect Section 382 (l)(5) of the Tax Code. If it is unable to so elect or qualify for such election, its tax expense may be different
[2]	Projections do not include any projected changes in fair value of MSRs
[3]	Other primarily includes restructuring and non-recurring expenses

VIII.

VALUATION ANALYSIS

The Company has been advised by Houlihan Lokey with respect to the reorganization equity value of the Reorganized Company on a going concern basis.

THE VALUATION INFORMATION CONTAINED HEREIN IS NOT A PREDICTION OR GUARANTEE OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED PURSUANT TO THE PLAN OR OF THE PRICES AT WHICH ANY SUCH SECURITIES MAY TRADE AFTER GIVING EFFECT TO THE TRANSACTIONS CONTEMPLATED BY THE PLAN. THIS VALUATION IS PRESENTED SOLELY FOR THE PURPOSE OF PROVIDING ADEQUATE INFORMATION AS REQUIRED BY SECTION 1125 OF THE BANKRUPTCY CODE TO ENABLE THE HOLDERS OF CLAIMS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN TO MAKE AN INFORMED JUDGMENT ABOUT THE PLAN AND SHOULD NOT BE USED OR RELIED UPON FOR ANY OTHER PURPOSE, INCLUDING THE PURCHASE OR SALE OF CLAIMS AGAINST THE DEBTORS.

Solely for purposes of the Plan and the Disclosure Statement, Houlihan Lokey, as financial advisor to the Company and at its request, has estimated the total equity value (inclusive of the newly issued preferred stock, the “Total Equity Value”) of the Reorganized Debtor and its direct and indirect subsidiaries (the “Reorganized Company”) on a going concern basis as of the Assumed Effective Date. The valuation analysis is based on the Projections for the periods ending December 31, 2017 through December 31, 2020 (the “Valuation Period”).

In estimating the Total Equity Value of the Reorganized Company, Houlihan Lokey met with the Company’s senior management team to discuss the Company’s assets, operations and future prospects, reviewed the Company’s historical financial information, reviewed certain of the Company’s internal financial and operating data, reviewed the Projections, reviewed publicly available third-party information and conducted such other studies, analyses, and inquiries Houlihan Lokey deemed appropriate. Further, with the consent of the Company, Houlihan Lokey has relied upon the accuracy, completeness, and fairness of such financial and other information furnished by the Company. At the direction of the Company, Houlihan Lokey did not attempt to independently audit or verify such information, nor did it seek or perform an independent appraisal of the assets or liabilities of the Reorganized Company. Houlihan Lokey did not conduct an independent investigation into any of the legal, tax, pension or accounting matters affecting the Company, and therefore takes no responsibility for and makes no representation as to their impact on the Company or the Reorganized Company from a financial point of view. The Projections, which inform the Valuation Analysis, do not reflect the adoption of fresh start accounting.

The valuation information represents a valuation of the Reorganized Company based on the application of standard valuation techniques, subject to the assumptions and qualifications set forth herein. The estimated values set forth in Section: (i) do not purport to constitute an appraisal of the assets of the Reorganized Company; (ii) do not constitute an opinion on the terms and provisions or fairness from a financial point of view to any person of the consideration to be received by such person under the Plan; and (iii) do not necessarily reflect the actual market value that might be realized through a sale or liquidation of the Reorganized Company. The actual value of an operating business such as the Reorganized Company’s is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in various factors affecting the financial conditions and prospects of such a business.

The Projections are included in Article VII of this Disclosure Statement. The estimated values set forth herein assume that the Reorganized Company will achieve the results set forth in their Projections in all material respects and will continue as an operating business. Houlihan Lokey has relied on the Company’s representation and warranty that the Projections: (i) have been prepared in good faith; (ii) are based on fully disclosed assumptions, which, in light of the circumstances under which they were made, are reasonable; (iii) reflect the Company’s best currently available estimates; and (iv) reflect the Company’s good faith judgments. Houlihan Lokey does not offer an opinion as to the attainability of the Projections. As disclosed in the Disclosure Statement, the future results of the Reorganized Company are dependent upon various factors, many of which are beyond the control or knowledge of the Company and Houlihan Lokey, and consequently are inherently difficult to project. The Reorganized Company’s actual future results may differ materially (positively or negatively) from the Projections, and as a result, the actual total equity value of the Reorganized Company may be significantly higher or lower than the range estimated herein.

This valuation report contemplates facts and conditions known and existing as of November 4, 2017. Events and conditions subsequent to this date, including updated projections, as well as other factors, could have a substantial effect upon the Total Equity Value. Among other things, failure to consummate the Plan in a timely manner may have a materially negative effect on the Total Equity Value. For purposes of this valuation, Houlihan Lokey has assumed that no material changes that would affect the Total Equity Value will occur between November 4, 2017 and the Assumed Effective Date. Neither Houlihan Lokey nor the Company has any obligation to update, revise or reaffirm this valuation.

The following is a brief summary of analyses performed by Houlihan Lokey to arrive at its recommended range of estimated Total Equity Value for the Reorganized Company and does not purport to be a complete description of all of the analyses and factors undertaken to support Houlihan Lokey’s conclusions. The preparation of a valuation is a complex process involving various determinations as to the most appropriate analyses and factors to consider, and the application of those analyses and factors under the particular circumstances. As a result, the process involved in preparing a valuation report is not readily summarized.

In arriving at its valuation estimate, Houlihan Lokey did not consider any one analysis or factor to the exclusion of any other analyses or factors. Accordingly, Houlihan Lokey believes that its analysis and views must be considered as a whole and that selecting portions of its analysis and factors could create a misleading or incomplete view of the processes underlying the preparation of the valuation. Reliance on only one of the methodologies used or portions of the analysis performed could create a misleading or incomplete conclusion as to the estimated Total Equity Value.

In performing its analysis, Houlihan Lokey applied the following valuation methodologies as applicable to the operations of the Company in order to estimate the standalone equity value of the business (“Standalone Equity Value”): (i) a peer group trading analysis; and (ii) a discounted cash flow analysis. Further, Houlihan Lokey estimated the value of the Company’s future tax attributes (“Tax Attributes”) using a discounted cash flow analysis. The sum of the Standalone Equity Value and the Tax Attributes reflects the Total Equity Value.

I.	Standalone Equity Value

a.	Peer Group Trading Analysis

As a primary methodology, the peer group trading analysis estimates the value of a company based on a relative comparison with other publicly traded entities with generally similar operating and financial characteristics. Under this methodology, the market equity value for each selected public entity is reflected as the trading prices for the equity securities of such entity in the public markets. Such market equity values (trading prices / market capitalization) are commonly expressed as multiples of various measures of financial and operating statistics, such as (i) stockholders’ equity or tangible stockholders’ equity (also referred to as book value or tangible book value), and (ii) net income (also referred to as earnings). The Standalone Equity Value is then calculated by applying these multiple ranges to the Reorganized Company’s projected financial and operational metrics. Although the peer group was compared to the Reorganized Company for purposes of this analysis, no entity used in the peer group trading analysis is identical or directly comparable to the Reorganized Company. In order to calculate peer group trading multiples, Houlihan Lokey relied on publicly available filings with the SEC and equity research analyst consensus estimates. The selection of public comparable entities for this purpose was based upon characteristics that were deemed relevant based on Houlihan Lokey’s professional judgment.

The selection of appropriate comparable entities is often difficult, a matter of judgment and subject to limitations due to sample size and the availability of meaningful market-based information. Accordingly, Houlihan Lokey’s comparison of the selected entities to the business of the Reorganized Company and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Reorganized Company.

b.	Discounted Cash Flow Analysis

As a secondary methodology, the discounted cash flow (“DCF”) analysis estimates the value of the Company’s business by calculating the present value of expected future cash flow to equity to be generated by the business assuming that the Projections are realized as of the Assumed Effective Date. Under this methodology, projected future cash flows are discounted by a range of discount rates above and below the Company’s Peer Group’s cost of equity (the “Discount Rate”), as estimated by Houlihan Lokey based on the capital asset pricing model as of November 4, 2017. The Standalone Equity Value of the Reorganized Company is determined by calculating the present value of the Reorganized Company’s cash flows to equity over the course of the Valuation Period plus an estimate for the value of the Reorganized Company beyond the Valuation Period, known as the terminal value. The terminal value is calculated using a range of estimated earnings multiples.

Although formulaic methods are used to derive the key estimates for the DCF methodology, their application and interpretation still involve complex considerations and judgments concerning potential variances in the projected financial and operating characteristics of the Reorganized Company, which in turn affect its cost of capital and terminal multiples.

II.	Tax Attributes

Houlihan Lokey utilized the Company’s estimate of potential value of future tax savings to inform equity valuation. The potential value of future tax attributes is a complex analysis and involves several judgments concerning preservation and realization of available tax attributes over a 15 year period, present valued at a range of discount rates above and below the Company’s Peer Group’s cost of equity. The estimate assumes that the Restructuring qualifies for and utilizes the 382(l)(5) Exception and that the Company generates positive future taxable income in order to utilize the tax attributes. If the 382(l)(5) Exception does not apply the value of the future tax attributes could be materially reduced but the estimated valuation as adjusted would still result in recoveries greater than shown in the Liquidation Analysis. The estimated valuation of tax attributes is based on the Company’s current effective tax rate.

III.	Total Equity Value

As a result of the analysis described herein and the sum of the Standalone Equity Value and the Tax Attributes, Houlihan Lokey estimates the Total Equity Value of the Reorganized Company to be approximately $120 million to $195 million, with a mid-point of $157.5 million, as of the Assumed Effective Date.

Depending on the actual financial results of the Company or changes in the financial markets, and due to the assumptions and other uncertainties described above, the equity value of the Company may differ from the estimated Total Equity Value as of the Assumed Effective Date set forth herein. Accordingly, none of the Company, Houlihan Lokey, or any other person assumes responsibility for the accuracy of the estimated Total Equity Value. In addition, the market prices, to the extent there is a market, of the Reorganized Company’s securities will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the investment decisions of the prepetition creditors receiving such securities under the Plan (some of whom may prefer to liquidate their investment rather than hold it on a long-term basis), and other factors that generally influence the prices of securities.

IX.

TRANSFER RESTRICTIONS AND CONSEQUENCES

UNDER FEDERAL SECURITIES LAWS

The Solicitation is being made prior to the Commencement Date pursuant Section 4(a)(2) and Regulation D of the Securities Act and only from Holders who are Accredited Investors (as defined in Rule 501 of the Securities Act).

The issuance of and the distribution under the Plan of New Second Lien Notes, Mandatorily Convertible Preferred Stock, New Common Stock, and New Warrants (including shares of New Common Stock issuable upon conversion of Mandatorily Convertible Preferred Stock or exercise of New Warrants), shall be exempt from registration under the Securities Act and any other applicable securities laws pursuant to section 1145 of the Bankruptcy Code.

Section 1145 of the Bankruptcy Code generally exempts from registration under the Securities Act the offer or sale under a chapter 11 plan of a security of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under a plan, if such securities are offered or sold in exchange for a claim against, or an interest in, the debtor or such affiliate, or principally in such exchange and partly for cash. In reliance upon this exemption, the New Second Lien Notes, Mandatorily Convertible Preferred Stock, New Common Stock, and New Warrants, as applicable, will be exempt from the registration requirements of the Securities Act, and state and local securities laws. These securities may be resold without registration under the Securities Act or other federal or state securities laws pursuant to the exemption provided by Section 4(a)(1) of the Securities Act, unless the holder is an “underwriter” with respect to such securities, as that term is defined in section 1145(b) of the Bankruptcy Code. In addition, such section 1145 exempt securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states.

Section 1145(b) of the Bankruptcy Code defines “underwriter” for purposes of the Securities Act as one who, except with respect to ordinary trading transactions, (a) purchases a claim with a view to distribution of any security to be received in exchange for the claim, (b) offers to sell securities issued under a plan for the holders of such securities, (c) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution or (d) is an issuer, as used in Section 2(a)(11) of the Securities Act, with respect to such securities, which includes control persons of the issuer.

Notwithstanding the foregoing, control person underwriters may be able to sell securities without registration pursuant to the resale limitations of Rule 144 of the Securities Act which, in effect, permit the resale of securities received by such underwriters pursuant to a chapter 11 plan, subject to applicable volume limitations, notice and manner of sale requirements, and certain other conditions. Parties who believe they may be statutory underwriters as defined in section 1145 of the Bankruptcy Code are advised to consult with their own legal advisers as to the availability of the exemption provided by Rule 144.

In any case, recipients of New Second Lien Notes, Mandatorily Convertible Preferred Stock, New Common Stock, and New Warrants issued under the Plan are advised to consult with their own legal advisers as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.

Legends. To the extent certificated, certificates evidencing the New Second Lien Notes, Mandatorily Convertible Preferred Stock, New Common Stock, and New Warrants held by holders of 10% or more of the outstanding New Common Stock, or who are otherwise underwriters as defined in Section 1145(b) of the Bankruptcy Code, will bear a legend substantially in the form below:

THE SHARES OF NEW COMMON STOCK, SHARES OF MANDATORILY CONVERTIBLE PREFERRED STOCK, NEW SECOND LIEN NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS THE DEBTOR RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

X.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF PLAN

The following discussion summarizes certain material U.S. federal income tax consequences of the implementation of the Plan to the Debtor (including the Reorganized Debtor) and to holders of certain Claims. This discussion does not address the U.S. federal income tax consequences to holders of Claims or equity interests who are unimpaired or deemed to reject the Plan.

The discussion of U.S. federal income tax consequences below is based on the Tax Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date of this Disclosure Statement and all of which are subject to change or differing interpretations (possibly with retroactive effect). In particular, recently proposed legislation could change the U.S. federal income tax consequences of the Plan to the Debtor and to holders of Claims. The U.S. federal income tax consequences of the contemplated transactions are complex and subject to significant uncertainties. The Debtor has not requested an opinion of counsel or a ruling from the IRS or any other taxing authority with respect to any of the tax aspects of the contemplated transactions, and the discussion below is not binding upon the IRS or the courts. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position than any position discussed herein.

This summary does not address foreign, state, or local tax consequences of the contemplated transactions, nor does it purport to address the U.S. federal income tax consequences of the transactions to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, individual retirement and other tax-deferred accounts, holders that are, or hold their Claims through, S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, persons subject to the alternative minimum tax (“AMT”) or the “Medicare” tax on net investment income, and persons whose Claims are part of a straddle, hedging, constructive sale, or conversion transaction). In addition, this discussion does not address U.S. federal taxes other than income taxes, nor does it apply to any person that acquires any of the New Second Lien Notes, Mandatorily Convertible Notes, New Common Stock or New Warrants in the secondary market, unless otherwise provided herein.

This discussion assumes that the New Common Stock, New Second Lien Notes, the Mandatorily Convertible Preferred Stock, New Term Loans, and the New Warrants will be held as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Tax Code and that the various debt and other arrangements to which the Debtor is a party will be respected for U.S. federal income tax purposes in accordance with their form.

The following summary of certain U.S. federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon your individual circumstances. You are urged to consult your own tax advisor for the U.S. federal, state, local, non-U.S., and other tax consequences applicable under the Plan.

A.    Consequences to the Debtor

For U.S. federal income tax purposes, the Debtor is a common parent of an affiliated group of corporations which files a single consolidated U.S. federal income tax return (i.e., the Walter Group). The Walter Group has estimated consolidated NOL carryforwards for U.S. federal income tax purposes of approximately $254 million as of December 31, 2016, and expects to incur additional NOLs of approximately $300 million for the period through the Effective Date. In addition, the Walter Group has substantial other deferred tax assets, including substantial tax basis in excess of the fair market value of its assets based upon the valuation of the Debtor. The amount of any such NOL carryforwards and other tax attributes remain subject to audit and adjustment by the IRS. Although the Debtor does not believe that its NOL carryforwards are currently subject to limitation under section 382 of the Tax Code, subsequent equity trading activity and certain other actions prior to the Effective Date could result in an ownership change of the Debtor independent of the Plan which could adversely affect the ability to fully utilize the Debtor’s NOLs. Accordingly, in an attempt to minimize the likelihood of such an ownership change occurring, the Debtor will be seeking a protective equity trading order at the inception of the Chapter 11 Case.

As discussed below, in connection with the Plan, the amount of the Walter Group’s NOL carryforwards may be significantly reduced. In addition, the subsequent utilization of any loss and possibly other tax attributes remaining following the Effective Date may be severely restricted.

1.    Cancellation of Debt Income

In general, absent an exception, a debtor will realize and recognize cancellation of debt income (“COD Income”) upon satisfaction of its outstanding indebtedness for total consideration less than the amount of such indebtedness. The amount of COD Income, in general, is the excess of (a) the adjusted issue price of the indebtedness satisfied, over (b) the sum of (i) the amount of Cash paid, (ii) the issue price of any new indebtedness of the taxpayer issued, and (iii) the fair market value of any other new consideration (including stock of the debtor or a party related to the debtor) given in satisfaction, or as part of the discharge, of such indebtedness at the time of the exchange. Because the Plan provides that holders of Senior Notes will receive New Common Stock and Mandatorily Convertible Preferred Stock, and holders of Convertible Notes will receive New Common Stock and New Warrants, the amount of COD Income will depend in part on the fair market value of the New Common Stock, the Mandatorily Convertible Preferred Stock, the New Warrants, and the issue price of the New Second Lien Notes and the Amended and Restated Term Loan. This value, and, consequently, the amount of COD Income that will be realized by the Debtor as a result of the Plan, cannot be determined at this time.

Under section 108 of the Tax Code, COD Income of a debtor is excluded from gross income if the debtor is under the jurisdiction of a court in a case under chapter 11 of the Bankruptcy Code and the discharge of debt occurs pursuant to that proceeding. As a consequence of such exclusion, a debtor generally must reduce its tax attributes by the amount of COD Income that it excluded from gross income. As noted above, the amount of COD Income, and accordingly the amount of tax attributes required to be reduced, cannot be determined at this time. In general, tax attributes of the debtor will be reduced in the following order: (a) net operating loss (“NOLs”) and NOL carryovers; (b) general business credit carryovers; (c) minimum tax credit carryovers; (d) capital loss carryovers; (e) tax basis in assets, which includes the stock of subsidiaries; (f) passive activity loss and credit carryovers; and (g) foreign tax credit carryovers. Alternatively, a debtor with excluded COD Income may elect first to reduce the basis of its depreciable assets. The reduction of the debtor’s tax attributes occurs at the end of the tax year for which the excluded COD Income is realized, but only after the tax for the year of the debt discharge has been determined; in this way, the attribute reduction is generally effective as of the start of the year following the discharge. If the amount of excluded COD Income exceeds available tax attributes, the excess generally is not subject to U.S. federal income tax and has no other U.S. federal income tax impact.

The Treasury regulations provide specific rules for applying tax attribute reduction in the context of an affiliated group of corporations. Under these Treasury regulations, the tax attributes of each member of an affiliated group of corporations that realizes excluded COD Income is subject to reduction to the extent of that member’s excluded COD Income. The rules do not permit the basis of member stock held by the debtor corporation to be reduced below zero such that the reduction results in the creation of, or increase in, an “excess loss account.” To the extent the debtor member’s tax basis in stock of a lower-tier member of the affiliated group is reduced, a “look through rule” requires that a corresponding reduction be made to the tax attributes of the lower-tier member to the extent of the lower-tier member’s deemed COD Income from this “look through rule.” If a debtor member’s excluded COD Income, but not its deemed COD Income, exceeds its tax attributes, the excess COD Income is applied to reduce certain remaining consolidated tax attributes of the affiliated group. Any excess COD Income after reducing the debtor group’s consolidated tax attributes generally has no other U.S. federal income tax consequence.

2.    Limitation of NOL Carryforwards and Other Tax Attributes

Following the Effective Date, any remaining NOL carryforwards and certain other tax attributes (collectively, “Pre-Change Losses”) will be subject to limitation under section 382 and 383 of the Tax Code. Any such limitation applies in addition to, and not in lieu of, the use of attributes or the attribute reduction that results from COD income arising in connection with the Plan. The Debtor believes that there will be substantial Pre-Change Losses remaining after the Effective Date to which section 382 and 383 of the Tax Code would apply.

Under sections 382 and 383 of the Tax Code, if a corporation undergoes an “ownership change,” the amount of its Pre-Change Losses that may be utilized to offset future taxable income generally is subject to an annual limitation. The Debtor anticipates that the distribution of the Mandatorily Convertible Preferred Stock and the New Common Stock pursuant to the Plan will result in an “ownership change” of the Reorganized Debtor for these purposes, and that the Reorganized Debtor’s use of its Pre-Change Losses will be subject to limitation unless an exception to the general rules of section 382 and 383 of the Tax Code applies.

Generally, if a corporation (or consolidated group) has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of “built-in” income and deductions), then built-in losses (including, but not limited to, amortization or depreciation deductions attributable to such built-in losses) recognized during the sixty (60) month period following the “ownership change” (up to the amount of the original net unrealized built-in loss) will be treated as Pre-Change Losses, the deductibility of which will be subject to the annual limitation. In general, a corporation’s (or consolidated group’s) net unrealized built-in loss will be deemed to be zero unless it is greater than the lesser of (a) $10,000,000 or (b) 15 percent of the fair market value of its assets (with certain adjustments) before the ownership change. The Debtor currently expects that the Walter Group will have a net unrealized built-in loss as of the Effective Date.

(a)     General Annual Limitation

In general, the amount of the annual limitation to which a corporation that undergoes an “ownership change” would be subject is equal to the product of (a) the fair market value of the stock of the corporation immediately before the “ownership change” (with certain adjustments) multiplied by (b) the “long-term tax-exempt rate” (which is the highest of the adjusted federal long-term rates in effect for any month in the 3-calendar-month period ending with the calendar month in which the “ownership change” occurs: 1.93 percent for November, 2017). For a corporation (or consolidated group) in bankruptcy that undergoes an ownership change pursuant to a confirmed bankruptcy plan, the fair market value of the stock of the corporation (or the parent of the consolidated group) is generally determined immediately after (rather than before) the ownership change, but subject to certain adjustments; in no event, however, can the stock value for this purpose exceed the pre-change gross value of the corporation’s assets. Based on the mid-point of the estimated equity value of the Reorganized Debtors, the Debtor estimates that the resulting annual limitation would be approximately $3.0 million per year.

Any unused annual limitation may be carried forward and therefore available to be utilized in a subsequent taxable year.

(b)     Section 382(l)(5) Bankruptcy Exception

An exception to the foregoing annual limitation rules generally applies when existing shareholders and “qualified creditors” of a debtor corporation in chapter 11 receive, in respect of their equity interests or claims (as applicable), at least 50 percent of the vote and value of the stock of the reorganized debtor (or a controlling corporation if also in chapter 11) pursuant to a confirmed chapter 11 plan (the “382(l)(5) Exception”). The IRS has in private letter rulings applied the 382(l)(5) Exception on a consolidated basis where the parent corporation is in bankruptcy. Generally, qualified creditors are creditors who (1) held their claims continuously for at least (18) months at the time the bankruptcy petition is filed and thereafter, (2) hold claims incurred in the ordinary course of the debtor’s business and held those claims continuously since they were incurred, or (3) in certain cases, do not become 5% shareholders of the reorganized corporation.

Under the 382(l)(5) Exception, a debtor’s Pre-Change Losses are not subject to the annual limitation. However, if the 382(l)(5) Exception applies, the Debtor’s NOL carryovers will be reduced by the amount of any interest deductions claimed during the three taxable years preceding the taxable year that includes the effective date of the plan of reorganization, and during the part of the taxable year prior to and including the effective date of the plan of reorganization, in respect of all debt converted into stock in the reorganization. If the 382(l)(5) Exception applies and the Reorganized Debtor undergoes another “ownership change” within two years after the Effective Date, any further ownership change of the Debtor within a two-year period after the Effective Date would preclude the Debtor’s utilization of any Pre-Change Losses at the time of the subsequent ownership change against future income. A future

“ownership change” after such two-year period would subject the Reorganized Debtor to the general limitations under Section 382. A debtor that qualifies for this exception may, if it so desires, elect not to have the 382(l)(5) Exception apply and instead remain subject to the annual limitation described above.

Based on available information, the Debtor currently believes that it may qualify for the 382(l)(5) Exception. If the Debtor and Consenting Senior Noteholders both agree to utilize the 382(l)(5) Exception, on or after the petition date the Debtor may take steps to qualify for and maximize the benefits of the 382(l)(5) Exception, including seeking Bankruptcy Court approval of certain procedures and potential restrictions on the accumulation of Claims with respect to persons who are or will be substantial claimholders. The Projections assume the qualifications and application of the 382(l)(5) Exception.

If as of the Effective Date the Debtor expects to qualify for and the Debtor and the Consenting Senior Noteholders both agree to utilize the 382(l)(5) Exception, the amended and restated certificate of incorporation of the Reorganized Debtor will impose certain transfer restrictions with respect to the Reorganized Debtor’s stock to minimize the likelihood of a subsequent “ownership change” and thus protect the value of its available tax attributes. Subject to certain exceptions, the certificate of incorporation of the Reorganized Debtor (i) generally will restrict any person or entity from accumulating 4.75% or more of any class of stock of the Reorganized Debtor through secondary acquisitions and (ii) may restrict any person or entity that owns, 4.75% of the Mandatorily Convertible Preferred Stock, or on a fully diluted basis (taking into account the convertibility of the Mandatorily Convertible Preferred Stock) owns 4.75% or more of the New Common Stock, from disposing of all or part of such stock, subject to certain exceptions.

3.    Alternative Minimum Tax

In general, an AMT is imposed on a corporation’s alternative minimum taxable income (“AMTI”) at a 20 percent rate to the extent such tax exceeds the corporation’s regular U.S. federal income tax for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, certain tax deductions and other beneficial allowances are modified or eliminated. For example, under the adjusted current earnings (“ACE”) provisions of the Tax Code, which provides for certain additional adjustments to AMTI, the Tax Code requires a corporation that has a net unrealized built-in loss in its assets at the time it experiences an “ownership change” (as discussed above), to adjust, for purposes of the ACE adjustment to AMT, the basis of each asset of the corporation immediately after the ownership change to be equal to its proportionate share (determined on the basis of respective fair market values) of the fair market value of the assets of the corporation immediately before the ownership change. The effect of this ACE adjustment may increase the amount of AMT owed by the Reorganized Debtor for the tax years ending after the Effective Date. This adjustment potentially applies even if the 382(l)(5) Exception otherwise applies.

B.     Consequences to Holders of Certain Claims

This summary discusses the U.S. federal income tax consequences to holders of Term Loan Claims, Senior Notes Claims and Convertible Notes Claims who are U.S. Holders and does not discuss tax consequences for those who are not U.S. Holders. The discussion below generally assumes that holders of Term Loan Claims, Senior Notes Claims and Convertible Note Claims will each, as a class, vote to accept the Plan. As used herein, the term “U.S. Holder” means a beneficial owner of Term Loan Claims, Senior Notes Claims or Convertible Notes Claims, Mandatorily Convertible Preferred Stock, New Term Loans, New Second Lien Notes, New Warrants or New Common Stock, that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes holds Term Loan Claims, Senior Notes Claims, Convertible Notes Claims, New Term Loans, New Second Lien Notes, Mandatorily Convertible Preferred Stock, New Warrants, or New Common Stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in such a partnership holding any of such instruments, you should consult your own tax advisor.

1.    Holders of Term Loan Claims

Pursuant to the Plan, holders of Term Loan Claims will receive New Term Loans in complete and final satisfaction of their Term Loan Claims.

The U.S. federal income tax consequences of the Plan to a U.S. Holder of Term Loan Claims depends, in part, on whether the holders’ Claim constitutes a “security” of the Debtor for U.S. federal income tax purposes. If a Term Loan Claim constitutes a security of Debtor, then the receipt of New Term Loans should be treated as part of a tax “reorganization” for U.S. federal income tax purposes, with the consequences described below. If, on the other hand, a Term Loan Claim does not constitute a security of Debtor, then the receipt of the consideration in exchange therefor will be treated as a fully taxable transaction.

The term “security” is not defined in the Tax Code or in the Treasury regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular debt obligation constitutes a “security” depends on an overall evaluation of the nature of the debt, including whether the holder of such debt obligation is subject to a material level of entrepreneurial risk and whether a continuing proprietary interest is intended or not. One of the most significant factors considered in determining whether a particular debt obligation is a security is its original term. In general, debt obligations issued with a weighted average maturity at issuance of less than five (5) years do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten (10) years or more constitute securities. Additionally, the IRS has ruled that new debt obligations with a term of less than five years issued in exchange for and bearing the same terms (other than interest rate) as securities should also be classified as securities for this purpose, since the new debt represents a continuation of the holder’s investment in the corporation in substantially the same form.

The following discussion assumes that the Term Loan Claims (7 years) and the New Term Loans (5 years) constitute “securities” for the U.S. federal income tax purposes. A holder of a Term Loan Claim is urged to consult its own tax advisor regarding the appropriate status for U.S. federal income tax purposes of its Term Loan Claim.

Accordingly, the receipt of New Term Loans in exchange for Term Loan Claims will qualify for reorganization exchange treatment for U.S. federal income tax purposes. The classification as a reorganization exchange generally serves to defer the recognition of any taxable gain or loss by the U.S. Holder. Nevertheless, even within an otherwise tax-free exchange, a U.S. Holder will have interest income to the extent of any exchange consideration allocable to accrued but unpaid interest not previously included in income (See B.3. — “Distributions in Discharge of Accrued Interest,” below).

In a reorganization exchange, a U.S. Holder’s tax basis in the New Term Loans will equal such holder’s aggregate adjusted tax basis in the Term Loan Claims exchanged therefor. In a reorganization exchange, a U.S. Holder’s holding period in the consideration received will include its holding period in the Term Loan Claim exchanged therefor, except to the extent of any exchange consideration received in respect of accrued but unpaid interest (and possibly “original issue discount” or “OID”).

2.    Holders of Senior Notes Claims and Convertible Notes Claims

Pursuant to the Plan, holders of Senior Notes Claims will receive New Second Lien Notes and Mandatorily Convertible Preferred Stock and holders of Convertible Notes Claims will receive New Common Stock and New Warrants, in complete and final satisfaction of their respective Senior Notes Claims and Convertible Notes Claims.

The U.S. federal income tax consequences of the Plan to a U.S. Holder of Senior Notes Claims and Convertible Notes Claims depends, in part, on whether the holder’s Claim constitutes a “security” of the Debtor for U.S. federal income tax purposes. This determination is made separately for each type of Senior Notes Claim and Convertible Notes Claim (each a “Notes Claim” and, collectively, the “Notes Claims”). If a Notes Claim constitutes a security of Debtor, then the receipt of New Second Lien Notes and Mandatorily Convertible Preferred Stock, in the case of the Senior Notes Claims, and New Common Stock and New Warrants, in the case of the Convertible Notes Claims, in accordance with the Plan should in each case be treated as part of a tax “reorganization” for U.S. federal income tax purposes, with the consequences described below. If, on the other hand, a Notes Claim does not constitute a security of Debtor, then the receipt of the consideration in exchange therefor will be treated as a fully taxable transaction.

The term “security” is not defined in the Tax Code or in the Treasury regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular debt obligation constitutes a “security” depends on an overall evaluation of the nature of the debt, including whether the holder of such debt obligation is subject to a material level of entrepreneurial risk and whether a continuing proprietary interest is intended or not. One of the most significant factors considered in determining whether a particular debt obligation is a security is its original term. In general, debt obligations issued with a weighted average maturity at issuance of less than five (5) years do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten (10) years or more constitute securities. Additionally, the IRS has ruled that new debt obligations with a term of less than five years issued in exchange for and bearing the same terms (other than interest rate) as securities should also be classified as securities for this purpose, since the new debt represents a continuation of the holder’s investment in the corporation in substantially the same form.

The following discussion assumes that the Senior Notes Claims (8 year term), Convertible Notes Claims (6.5 year term) and New Second Lien Notes (7 year term) constitute “securities” for the U.S. federal income tax purposes. In addition, the New Warrants would be considered a “security” for this purpose. A holder of a Notes Claim is urged to consult its own tax advisor regarding the appropriate status for U.S. federal income tax purposes of its Notes Claim.

Accordingly, the receipt of New Second Lien Notes and Mandatorily Convertible Preferred Stock, in the case of the Senior Notes Claims, and New Common Stock and New Warrants, in the case of the Convertible Notes Claims, in exchange therefor will qualify for reorganization exchange treatment for U.S. federal income tax purposes. The classification as a reorganization exchange generally serves to defer the recognition of any taxable gain or loss by the U.S. Holder. Nevertheless, even within an otherwise tax-free exchange, a U.S. Holder will have interest income to the extent of any exchange consideration allocable to accrued but unpaid interest not previously included in income (See B.3. — “Distributions in Discharge of Accrued Interest,” below).

In a reorganization exchange, a U.S. Holder’s aggregate tax basis in the consideration received will equal such holder’s aggregate adjusted tax basis in the Notes Claims exchanged therefor, increased by interest income recognized in the exchange. Such aggregate tax basis should be allocated among the New Second Lien Notes and Mandatorily Convertible Preferred Stock, in the case of the Senior Notes Claims, and New Common Stock and New Warrants, in the case of the Convertible Notes Claims, in accordance with their relative fair market values. In a reorganization exchange, a U.S. Holder’s holding period in the consideration received will include its holding period in the Notes Claim exchanged therefor, except to the extent of any exchange consideration received in respect of accrued but unpaid interest (and possibly OID).

3.    Distributions in Discharge of Accrued Interest

In general, to the extent that any exchange consideration received pursuant to the Plan by a U.S. Holder of a Claim is received in satisfaction of interest accrued during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder’s gross income). Conversely, a U.S. Holder may be entitled to recognize a deductible loss to the extent any accrued interest or amortized OID was previously included in its gross income and is not paid in full. However, the IRS has privately ruled that a holder of a “security” of a corporate issuer, in an otherwise tax-free exchange, could not claim a current deduction with respect to any unpaid OID. Accordingly, it is also unclear whether, by analogy, a U.S. Holder of a Notes Claim or Term Loan Claim that does not constitute a “security” would be required to recognize a capital loss, rather than an ordinary loss, with respect to previously included OID that is not paid in full.

The Plan provides that consideration received in respect of a Term Loan Claim or a Notes Claim is allocable first to the principal amount of the Claim (as determined for U.S. federal income tax purposes) and then, to the extent of any excess, to any Claim for accrued but unpaid interest. See section 6.18 of the Plan. There is no assurance that the IRS will respect such allocation for U.S. federal income tax purposes. You are urged to consult your own tax advisor regarding the allocation of consideration received under the Plan, as well as the deductibility of accrued but unpaid interest (including OID) and the character of any loss claimed with respect to accrued but unpaid interest (including OID) previously included in gross income for U.S. federal income tax purposes.

4.    Character of Gain or Loss

If the exchange of a Term Loan Claim or a Notes Claim does not constitute a reorganization, the exchange will be taxable and the U.S. Holder will recognize gain or loss on the exchange. Where gain or loss is recognized by a U.S. Holder, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the holder, whether the Notes Claim or Term Loan Claim constitutes a capital asset in the hands of the holder and how long it has been held, whether the Notes Claim or Term Loan Claim was acquired at a market discount, and whether and to what extent the holder previously claimed a bad debt deduction.

5.     Market Discount

A U.S. Holder that purchased its Notes Claims or Term Loan Claims from a prior holder at a “market discount” (relative to the principal amount of the Notes Claims or Term Loan Claims at the time of acquisition) may be subject to the market discount rules of the Tax Code. In general, a debt instrument is considered to have been acquired with “market discount” if the holder’s adjusted tax basis in the debt instrument is less than (i) its stated principal amount or (ii) in the case of a debt instrument issued with OID, its adjusted issue price, in each case, by at least a de minimis amount. Under these rules, any gain recognized on the exchange of Notes Claims or Term Loan Claims (other than in respect of a Notes Claim or Term Loan Claim for accrued but unpaid interest) generally will be treated as ordinary income to the extent of the market discount accrued (on a straight line basis or, at the election of the holder, on a constant yield basis) during the holder’s period of ownership, unless the holder elected to include the market discount in income as it accrued. If a U.S. Holder of a Notes Claim or Term Loan Claim did not elect to include market discount in income as it accrued and, thus, under the market discount rules, was required to defer all or a portion of any deductions for interest on debt incurred or maintained to purchase or carry its Notes Claim or Term Loan Claim, such deferred amounts would become deductible at the time of the exchange but, if the exchange is a reorganization exchange, only up to the amount of gain that the holder recognizes in the exchange.

In the case of an exchange of a Notes Claim or Term Loan Claim that qualifies as a reorganization exchange, the Tax Code indicates that any accrued market discount in respect of the Notes Claim or Term Loan Claim should not be currently includible in income under Treasury regulations to be issued. Rather, such accrued market discount should carry over to any nonrecognition property received in exchange therefor (i.e., or New Term Loans in the case of Term Loan Claims, New Second Lien Notes and Mandatorily Convertible Preferred Stock, in the case of the Senior Notes Claims, and New Common Stock and New Warrants, in the case of the Convertible Notes Claims). Any gain recognized by a U.S. Holder upon a subsequent disposition of such nonrecognition property should be treated as ordinary income to the extent of any accrued market discount not previously included in income. To date, specific Treasury regulations implementing this rule have not been issued.

C.    Ownership and Disposition of Mandatorily Convertible Preferred Stock and New Common Stock

1.    Distributions and Certain Other Adjustments

The gross amount of any distribution of cash or property made to a U.S. Holder with respect to New Common Stock or Mandatorily Convertible Preferred Stock generally will be includible in gross income by a U.S. Holder as dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of Reorganized Debtor, as determined under U.S. federal income tax principles. Dividends received by non-corporate U.S. Holders may qualify for reduced rates of taxation if certain holding period requirements are met. Subject to applicable limitations, a distribution which is treated as a dividend for U.S. federal income tax purposes may qualify for the dividends-received deduction if such amount is distributed to a U.S. Holder that is a corporation and certain holding period and other requirements are satisfied. Any dividend received by a U.S. Holder that is a corporation may be subject to the “extraordinary dividend” provisions of the Tax Code.

A distribution in excess of current and accumulated earnings and profits of the Reorganized Debtor, as determined under U.S. federal income tax principles, first will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in its New Common Stock or Mandatorily Convertible Preferred Stock and will be applied against and reduce such basis dollar-for-dollar (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent taxable disposition of the New Common Stock or Mandatorily Convertible Preferred Stock). To the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis in its New Common Stock or Mandatorily Convertible Preferred Stock, the distribution will be treated as capital gain, which will be treated as long-term capital gain if such U.S. Holder’s holding period in its New Common Stock or Mandatorily Convertible Preferred Stock exceeds one year as of the date of the distribution.

Under section 305 of the Tax Code, certain transactions that affect an increase in the proportionate interest of a shareholder or warrant holder (treating warrants as stock for this purpose) in the corporation’s assets are treated as creating deemed distributions to such shareholder or warrant holder in respect of such “stock” interest. Any deemed distribution will be taxed and reported to the IRS in the same manner as an actual distribution on stock and thus could potentially be taxable as a dividend (in whole or in part), despite the absence of any actual payment of cash (or property) to the holder in connection with such distribution. In particular, a holder of “preferred stock” for purposes of Section 305 of the Tax Code may have additional deemed distributions under certain circumstances. However, the Debtor believes that the Mandatorily Convertible Preferred Stock is participating stock for U.S. federal income tax purposes and is not “preferred stock” for purposes of section 305 of the Tax Code. No regulations or other administrative guidance have been issued addressing an instrument with terms similar to the Mandatorily Convertible Preferred Stock. Accordingly, you should consult your own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Mandatorily Convertible Preferred Stock. The Debtor intends to treat the Mandatorily Convertible Preferred Stock as participating stock for U.S. federal income tax purposes, and this discussion assumes the correctness of the Debtor’s position.

2.	Conversion of Mandatorily Convertible Preferred Stock

The conversion of Mandatorily Convertible Preferred Stock into New Common Stock will not be a taxable event. A U.S. Holder’s tax basis in the New Common Stock received upon a conversion of Mandatorily Convertible Preferred Stock will equal the tax basis of the Mandatorily Convertible Preferred Stock that was converted. The U.S. Holder’s holding period for the New Common Stock received will include the U.S. Holder’s holding period for the Mandatorily Convertible Preferred Stock converted.

3.	Sale, Exchange or Other Taxable Disposition

Unless a nonrecognition provision applies and subject to the discussion above with respect to market discount and the discussion below, U.S. Holders generally will recognize capital gain or loss upon the sale or exchange of the Mandatorily Convertible Preferred Stock or New Common Stock in an amount equal to the difference between (i) the holder’s adjusted tax basis in the Mandatorily Convertible Preferred Stock or New Common Stock held and (ii) the sum of the cash and the fair market value of any property received from such disposition. Any such gain or loss generally should be long-term capital gain or loss if the holder’s holding period for its Mandatorily Convertible Preferred Stock or New Common Stock held is more than one year at that time. A reduced tax rate on long-term capital gain may apply to non-corporate holders. The deductibility of capital loss is subject to significant limitations.

In general, any gain recognized by a U.S. Holder upon a disposition of the Mandatorily Convertible Preferred Stock or New Common Stock (or any stock or property received for such Mandatorily Convertible Preferred Stock or New Common Stock in a later tax-free exchange) received in exchange for a Notes Claim will be treated as ordinary income for U.S. federal income tax purposes to the extent of (i) any ordinary loss deductions previously claimed as a result of the write-down of the Notes Claim, decreased by any income (other than interest income) recognized by the holder upon exchange of the Notes Claim, and (ii) with respect to a cash-basis holder and in addition to clause (i) above, any amounts which would have been included in its gross income if the holder’s Notes Claim had been satisfied in full but which was not included by reason of the cash method of accounting.

D. Consequences to Holders of New Warrants

A U.S. Holder of New Warrants generally will not recognize any gain or loss upon the exercise of such New Warrants and a U.S. Holder’s aggregate tax basis in the New Common Stock received upon exercise of a Warrant should be equal to the sum of (i) the amount paid for the New Common Stock and (ii) the holder’s tax basis, in the New Warrants. A U.S. Holder’s holding period in the New Common Stock received upon exercise of a Warrant generally should commence the day following the Effective Date.

Upon the lapse of a New Warrant, a U.S. Holder generally will recognize loss equal to its tax basis in the New Warrant. In general, such loss would be a capital loss, long-term or short-term, depending upon whether the requisite holding period was satisfied (taking into account that the receipt of the New Warrant in partial satisfaction of a Convertible Notes Claim could be part of a reorganization exchange, even if the right goes unexercised, such that the U.S. Holder may carry over the holding period in its Convertible Notes Claim).

As discussed above (See B.2. — “Distributions and Certain Other Adjustments”), under section 305 of the Tax Code certain transactions that affect an increase in the proportionate interest of a shareholder or warrant holder (treating warrants as stock for this purpose) in the corporation’s assets are treated as creating deemed distributions to such shareholder or warrant holder in respect of such “stock” interest. While the Debtor does not anticipate any such distributions in respect of the New Warrants, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the New Warrants.

Unless a nonrecognition provision applies and subject to the discussion above with respect to market discount, U.S. Holders generally will recognize capital gain or loss upon the sale or exchange of the New Warrants in an amount equal to the difference between (i) the holder’s adjusted tax basis in the New Warrants held and (ii) the sum of the cash and the fair market value of any other property received from such disposition. Any such gain or loss generally should be long-term capital gain or loss if the holder’s holding period for such New Warrants is more than one year at that time. A reduced tax rate on long-term capital gain may apply to non-corporate holders. The deductibility of capital loss is subject to significant limitations.

E. Ownership and Disposition of the New Term Loan and New Second Lien Notes

1.	Payment of Interest and OID on the New Term Loan

Stated interest paid on the New Term Loan will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with its method of accounting for U.S. federal income tax purposes.

If the principal amount of the New Term Loan exceeds its issue price by more than a de minimis amount, then the New Term Loan will be considered to have been issued with OID for U.S. federal income tax purposes in the amount of such excess. In such event, a U.S. Holder will be required to include the OID in income for U.S. federal income tax purposes as it accrues, regardless of its regular method of accounting, in accordance with a constant-yield method, before the receipt of cash payments attributable to this income. Under this method, a U.S. Holder generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

If the New Term Loan is not considered to be publicly traded, but a substantial portion of the Term Loan Claims are considered publicly traded, the issue price of the New Term Loan will be determined by reference to the fair market value of such publicly traded Term Loan Claims on the Effective Date. If the

New Term Loan is publicly traded, the issue price of the New Term Loan is its fair market value. If neither the New Term Loan nor the Term Loan Claims are considered publicly traded, the issue price of the New Term Loan will equal their stated principal amount. The determination of whether a debt instrument is “publicly traded” for these purposes depends on whether such instrument is traded on an established market. A debt instrument is traded on an established market for U.S. federal income tax purposes only if they are traded on an established market during the 31-day period ending 15 days after the Effective Date. Pursuant to applicable Treasury regulations, an “established market” need not be a formal market. It is sufficient if there is a readily available sales price for an executed purchase or sale of the debt instrument, or if there is one or more “firm quotes” or “indicative quotes” for such debt, in each case as such terms are defined in applicable Treasury regulations.

Under the applicable Treasury regulations, Reorganized Debtor is required to determine whether the New Term Loan is publicly traded and, if so, the fair market value of the New Term Loan, and make these determinations available to holders in a commercially reasonable fashion, including by electronic publication, within 90 days of the issue date of the New Term Loan. We intend to make this information available on our website. Our determination is binding on a U.S. Holder unless a U.S. Holder explicitly discloses on its tax return that its determination is different and the reasons for its determination (including how it determined the fair market value of its New Term Loan or Term Loan Claims, if applicable). The Debtor expects that the New Term Loan will be considered to be “publicly traded” for U.S. federal income tax purposes and that, accordingly, the issue price of the New Term Loan will equal their fair market value on the Effective Date.

2.	Payment of Interest and OID on the New Second Lien Notes

Qualified stated interest paid on a New Second Lien Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with its method of accounting for U.S. federal income tax purposes. For this purpose, qualified stated interest means the amount of interest required to be paid in cash or other property (other than debt of the issuer) at least annually. Because the Debtor has the option to make interest payments in PIK interest instead of paying cash with respect to interest paid on a portion of the principal amount of the New Second Lien Notes, the stated interest payments with respect to such amounts are not qualified stated interest.

If the stated redemption price at maturity of the New Second Lien Notes exceeds their issue price by more than a de minimis amount, then the New Second Lien Notes will be considered to have been issued with OID for U.S. federal income tax purposes in the amount of such excess. In such event, a U.S. Holder will be required to include the OID in income for U.S. federal income tax purposes as it accrues, regardless of its regular method of accounting, in accordance with a constant-yield method, before the receipt of cash payments attributable to this income. Under this method, a U.S. Holder generally will be required to include in income increasingly greater amounts of OID in successive accrual periods. The stated redemption price at maturity of the New Second Lien Notes is equal to all payments required to be made on the notes, other than payments of qualified stated interest. Because the Debtor has the option to make interest payments in PIK interest instead of paying cash with respect to interest paid on up to a portion of the interest on the New Second Lien Notes, the stated interest payments with respect to such amounts are not qualified stated interest, and consequently cash interest payable in relation to such amounts will be included in the stated redemption price at maturity. Thus, the portion of such interest will be taken into account in determining the amount of OID with respect to the New Second Lien Notes, and taxed as OID rather than stated interest.

If the New Second Lien Notes are publicly traded, the issue price of the New Second Lien Notes is their fair market value on the Effective Date. If the New Second Lien Notes are not considered to be publicly traded, but the Senior Notes Claims are considered publicly traded, the issue price of the New Second

Lien Notes will be determined by reference to the fair market value of such Senior Notes Claims on the Effective Date (adjusted for the fair market value allocable to the Mandatory Convertible Preferred Stock). If neither the New Second Lien Notes nor the Senior Notes Claims are considered publicly traded, the issue price of the New Second Lien Notes will equal their stated principal amount. The determination of whether a debt instrument is “publicly traded” for these purposes depends on whether such instrument is traded on an established market. A debt instrument is traded on an established market for U.S. federal income tax purposes only if they are traded on an established market during the 31-day period ending 15 days after the Effective Date. Pursuant to applicable Treasury regulations, an “established market” need not be a formal market. It is sufficient if there is a readily available sales price for an executed purchase or sale of the debt instrument, or if there is one or more “firm quotes” or “indicative quotes” for such debt, in each case as such terms are defined in applicable Treasury regulations.

Under the applicable Treasury regulations, Reorganized Debtor is required to determine whether the New Second Lien Notes are publicly traded (or whether the Senior Notes Claims are publicly traded if the New Second Lien Notes are not) and, if so, the fair market value of the New Second Lien Notes, and make these determinations available to holders in a commercially reasonable fashion, including by electronic publication, within 90 days of the issue date of the New Second Lien Notes. We intend to make this information available on our website. Our determination is binding on a U.S. Holder unless a U.S. Holder explicitly discloses on its tax return that its determination is different and the reasons for its determination (including how it determined the fair market value of its New Second Lien Notes or Senior Notes Claims, if applicable). The Debtor expects that the New Second Lien Notes will be considered to be “publicly traded” for U.S. federal income tax purposes and that, accordingly, the issue price of the New Second Lien Notes will equal their fair market value on the Effective Date.

3.	Market Discount on the New Term Loan and the New Second Lien Notes

A U.S. Holder will have market discount with respect to a New Term Loan or a New Second Lien Note if its initial basis in any portion of the New Term Loan or the New Second Lien Note is less than the issue price of such portion of the New Term Loan or New Second Lien Note, unless the difference is less than a specified de minimis amount. If a U.S. Holder’s New Term Loan or New Second Lien Note has market discount with respect to any portion of such New Term Loan or New Second Lien Note and, if such holder so elects or has so elected, it will be required to include the market discount as ordinary income as it accrues, either on a ratable basis or on the basis of a constant-yield method. Any such election applies to all debt instruments with market discount that the U.S. Holder acquires on or after the first day of the first taxable year to which the election applies. In addition, the U.S. Holder may be required to defer, until the maturity of the New Term Loan or New Second Lien Note, as applicable, or its earlier disposition (including in one of certain nontaxable transactions), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry any portion of such New Term Loan or New Second Lien Note with respect of which the U.S. Holder has market discount.

4.	Acquisition and Bond Premium on the New Term Loan and the New Second Lien Notes

A U.S. Holder will have acquisition premium with respect to a New Term Loan or New Second Lien Note if its initial basis in any portion of the New Term Loan or New Second Lien Note, as applicable, exceeds the issue price of such portion of the New Term Loan or New Second Lien Note but does not exceed the principal amount of such portion of the New Term Loan or New Second Lien Note. If a U.S. Holder has acquisition premium with respect to a portion of the New Term Loan or New Second Lien Note, it may reduce the amount of any OID accruing on such portion of the New Term Loan or New Second Lien Note for any taxable year by a portion of the acquisition premium properly allocable to that year.

If a U.S. Holder’s initial basis in any portion of the New Term Loan or New Second Lien Note exceeds the principal amount of such portion of the New Term Loan or New Second Lien Note, the excess generally will constitute amortizable bond premium and the U.S. Holder will not be required to include any OID attributable to its income with respect to such portion of the New Term Loan or New Second Lien Note. Generally a U.S. Holder may elect to amortize this bond premium over the remaining term of such portion of the New Term Loan or New Second Lien Note using a constant yield method and apply the amortization to offset stated interest otherwise required to be included in income with respect to such portion of the New Term Loan or New Second Lien Note. Because of the optional redemption features of the New Second Lien Notes, the value of the amortizable bond premium may be adversely affected.

5.	Disposition of the New Term Loan or New Second Lien Notes

Upon the sale or other taxable disposition of a New Term Loan or New Second Lien Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and its adjusted tax basis in the New Term Loan or New Second Lien Note. A U.S. Holder’s adjusted tax basis in a New Term Loan or New Second Lien Note generally will equal its initial tax basis in the New Term Loan or New Second Lien Note, increased by any OID or market discount previously included in income with respect to the New Term Loan or New Second Lien Note and decreased by payments on the New Second Lien Note other than payments of qualified stated interest and any previously amortized bond premium. For these purposes, the amount realized does not include any amount attributable to accrued interest, which will be taxable as interest if not previously included in income. Except to the extent attributable to any accrued market discount not previously included in income, gain or loss recognized on the sale or other taxable disposition of a New Term Loan or New Second Lien Note will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of sale or other taxable disposition, the New Term Loan or New Second Lien Note is treated as held for more than one year. Any gain attributable to accrued market discount not previously included in income will be recharacterized as ordinary income. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to significant limitations.

F. Information Reporting and Backup Withholding

Payments of interest (including accruals of OID) or dividends and any other reportable payments, possibly including amounts received pursuant to the Plan and payments of proceeds from the sale, retirement or other disposition of the exchange consideration, may be subject to “backup withholding” (currently at a rate of 28%) if a recipient of those payments fails to furnish to the payor certain identifying information and, in some cases, a certification that the recipient is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts deducted and withheld generally should be allowed as a credit against that recipient’s U.S. federal income tax, provided that appropriate proof is timely provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments who is required to supply information but who does not do so in the proper manner. Backup withholding generally should not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. You should consult your own tax advisor regarding your qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

Treasury regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of certain thresholds. You are urged to consult your own tax advisor regarding these regulations and whether the contemplated transactions under the Plan would be subject to these regulations and require disclosure on your tax return.

The foregoing summary has been provided for informational purposes only and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of a New Term Loan Claim or Note Claim’s circumstances and income tax situation. All holders of New Term Loan Claims or Note Claims are urged to consult their tax advisors concerning the federal, state, local, non U.S., and other tax consequences applicable under the Plan.

XI.

CERTAIN RISK FACTORS TO BE CONSIDERED

Prior to voting to accept or reject the Plan, holders of Claims and Interests should read and carefully consider the risk factors set forth below, in addition to the information set forth in this Disclosure Statement together with any attachments, exhibits, or documents incorporated by reference hereto.

THIS SECTION PROVIDES INFORMATION REGARDING POTENTIAL RISKS IN CONNECTION WITH THE PLAN. THESE FACTORS BELOW SHOULD NOT BE REGARDED AS THE ONLY RISKS ASSOCIATED WITH THE PLAN OR ITS IMPLEMENTATION. ADDITIONAL RISK FACTORS IDENTIFIED IN THE COMPANY’S PUBLIC FILINGS WITH THE SEC MAY ALSO BE APPLICABLE TO THE MATTERS SET OUT HEREIN AND SHOULD BE REVIEWED AND CONSIDERED IN CONJUNCTION WITH THIS DISCLOSURE STATEMENT, TO THE EXTENT APPLICABLE. THE RISK FACTORS SET FORTH IN THE COMPANY’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 FILED WITH THE SEC ON MARCH 14, 2017, AS AMENDED BY THE FORM 10-K/A FILED WITH SEC ON AUGUST 9, 2017, AS UPDATED BY THE QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2017 FILED WITH THE SEC ON MAY 10, 2017, AS AMENDED BY FORM 10-Q/A FILED WITH THE SEC ON AUGUST 9, 2017, THE QUARTERLY REPORT ON FORM 10-Q FOR THE SECOND QUARTER ENDED JUNE 30, 2017 FILED WITH THE SEC ON AUGUST 9, 2017, AND THE COMPANY’S THIRD QUARTER 10-Q ARE HEREBY INCORPORATED BY REFERENCE. NEW FACTORS, RISKS AND UNCERTAINTIES EMERGE FROM TIME TO TIME, AND IT IS NOT POSSIBLE TO PREDICT ALL SUCH FACTORS, RISKS AND UNCERTAINTIES.

A.	Certain Bankruptcy Law Considerations

1.	General

While the Debtor believes that the Chapter 11 Case will be of short duration and will not be materially disruptive to the Company’s business, the Debtor cannot be certain that this will be the case. Although the Plan is designed to minimize the length of the Chapter 11 Case, it is impossible to predict with certainty the amount of time that the Debtor may spend in bankruptcy or to assure parties in interest that the Plan will be confirmed. Even if confirmed on a timely basis, bankruptcy proceedings to confirm the Plan could have an adverse effect on the Company’s business. Among other things, it is possible that bankruptcy proceedings could adversely affect the Company’s relationships with its key customers and employees. The proceedings will also involve additional expense and may divert some of the attention of the Debtor’s management away from business operations.

2.	Risk Related to the Extension of the Automatic Stay

As described above, the Debtor may file, if necessary, a motion to extend the automatic stay pursuant to section 105 of the Bankruptcy Code to the Affiliate Co-Plan Proponents in connection with their guarantees of the Debtor’s obligations under the under the Prepetition Credit Agreement and Prepetition Senior Notes Indenture. There can be no guaranty that the Debtor will be successful in obtaining the necessary approval and order from the Bankruptcy Court, and, as a result, holders of Term Loan Claims or Senior Notes Claims that are not party to the Restructuring Support Agreements may seek to enforce claims against the Affiliate Co-Plan Proponents. If that occurs, it may become necessary for the Affiliate Co-Plan Proponents to file for chapter 11, which could cause significant and irreparable harm to the Company and may diminish significantly the likelihood of a successful restructuring due to, among other things, operational disruptions to the business.

3.	Risk of OpCos Filing Chapter 11 Cases

Although the Debtor believes that the Plan is viable and provides for the deleveraging of the Company, there can be no assurance that the Bankruptcy Court will approve the Plan. If the Plan is not confirmed, the OpCos may commence their own chapter 11 cases, which, in effect, could cause severe operational disruption for the Company as well as result in the Company incurring further expenses and fees that would otherwise have been allocated to creditors. The OpCos generate the majority of the revenue for the Company. A chapter 11 case for either of these OpCos could affect the ability of the Debtor to comply with the Restructuring Support Agreements. Additionally, if the Debtor is unable to get an extension of the automatic stay through a section 105 injunction as to the Affiliate Co-Plan Proponent, the threat of a lender taking action against the Affiliate Co-Plan Proponent would adversely affect the reorganization of the Debtor and the deleveraging of the Company. Overall, if the OpCos were to file Chapter 11 Cases, there could be significant diminution of value to the enterprise and risk the Restructuring could not be achieved.

4.	Risk of Non-Confirmation of Plan

Although the Debtor believes that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion or that modifications to the Plan will not be required for confirmation or that such modifications would not necessitate re-solicitation of votes. Moreover, the Debtor can make no assurances that it will receive the requisite acceptances to confirm the Plan, and even if all Voting Classes (as defined in the Plan) voted in favor of the Plan or the requirements for “cramdown” are met with respect to any Class that rejected the Plan, the Bankruptcy Court, which may exercise substantial discretion as a court of equity, may choose not to confirm the Plan. If the Plan is not confirmed, it is unclear what distributions (if any) holders of Claims or Interests ultimately would receive with respect to their Claims or Interests in a subsequent plan of reorganization.

5.	Risk of Failing to Satisfy the Vote Requirement

In the event that the Debtor is unable to get sufficient votes from the Voting Classes, the Debtor may seek to accomplish an alternative Chapter 11 plan or seek to cram down the Plan on non-accepting classes. There can be no assurance that the terms of any such alternative Chapter 11 plan would be similar or as favorable to holders of Allowed Claims and Equity Interests as those proposed in the Plan.

6.	Risk of Non-Consensual Confirmation

In the event that any impaired class of Claims or Existing Equity Interests does not accept or is deemed not to accept the Plan, the Bankruptcy Court may nevertheless confirm such Plan at a Plan Support Party’s request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes. Should any Class vote to reject the Plan, then these requirements must be satisfied with respect to such rejecting Classes. The Debtor believes that the Plan satisfies these requirements.

7.	Risk of Non-Occurrence of Effective Date

Although the Debtor believes that the Effective Date will occur soon after the Confirmation Date, there can be no assurance as to the timing of the Effective Date. If the conditions precedent to the Effective Date set forth in the Plan have not occurred or have not been waived as set forth in Article IX of the Plan, then the Confirmation Order may be vacated, in which event no distributions would be made under the Plan, the Debtor and all holders of Claims or Interests would be restored to the status quo as of the day immediately preceding the Confirmation Date, and the Debtor’s obligations with respect to Claims and Interests would remain unchanged.

8.	Risk of Termination of Restructuring Support Agreements

The Restructuring Support Agreements contains certain provisions that give the parties the ability to terminate the Restructuring Support Agreements if various conditions are satisfied. As noted above, termination of the Restructuring Support Agreements could result in protracted Chapter 11 Case, which could significantly and detrimentally impact the Company’s relationships with GSEs, regulators, government agencies, vendors, suppliers, employees, and major customers. The Restructuring Support Agreements include provisions that if the Restructuring Support Agreements are terminated, each vote or any consent given by any Consenting Term Lender or Consenting Senior Noteholders prior to such termination will be deemed null and void ab initio. If the termination of the Restructuring Support Agreements takes place when Bankruptcy Court approval is required for a Consenting Term Lenders and Consenting Senior Noteholders to change or withdraw its vote to accept the Plan, the Company agrees to support and not oppose any attempt to change or withdraw such a vote.

9.	Risk Related to Obtaining First Day Relief

The Debtor has tried to address potential concerns of lenders, employees, and other key parties in interest that might arise through a variety of provisions incorporated into or contemplated by the Plan, including the Debtor’s intention to seek appropriate court orders to ensure a seamless transition between the Debtor’s prepetition and postpetition business operations. However, there can be no guarantee that the Debtor will be successful in obtaining the necessary approvals of the Bankruptcy Court for such relief, and as a result, the Debtor’s business may suffer.

10.	Risk Related to Parties in Interest Objecting to the Plan Proponents’ Classification of Claims and Equity Interests

Bankruptcy Code Section 1122 provides that a plan may place a claim or an interest in a particular class only if such claim or interest is substantially similar to the other claims or interests in such class. The Plan Proponents believe that the classification of Claims and Equity Interests under the Plan complies with the requirements set forth in the Bankruptcy Code. However, there can be no assurance that a party in interest will not object or that the Bankruptcy Court will approve the classifications.

11.	Risk Related to Estimation for Allowed Claims

There can be no assurance that the estimated amounts of Claims set forth in the Disclosure Statement are correct, and the actual Allowed amount of Claims may differ from the Debtor’s estimates. Because the estimated amounts are based solely upon (i) a review of the Company’s books and records, (ii) a review of the Claims, (iii) the Debtor’s estimates as to additional Claims that may be filed in the Chapter 11 Case or that would arise in the event of a conversion of the cases from Chapter 11 to Chapter 7, and (iv) the Debtor’s estimates of Claims that will be Allowed following the objections to Claims, such estimated amounts are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, the actual Allowed amounts of Claims may vary from those estimated.

12.	Risk Related to the Convertible Notes Class Rejecting the Plan

In the event that the Convertible Notes Class is not an Accepting Class, then holders of Convertible Notes Claims will not receive or retain any property under the Plan on account of such Claims. On the Effective Date, the Convertible Notes will be cancelled without further action by or order of the Bankruptcy Court. As a result, it is possible that Convertible Notes Class will receive nothing under the Plan and the Senior Noteholders, pursuant to Class 5 of the Plan, will receive 100% of the New Common Stock issued on the Effective Date, subject to dilution by shares of New Common Stock issuable on conversion of the Mandatorily Convertible Preferred Stock and shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and shares of New Common Stock issued after the Effective Date. If this occurs then holders of Existing Equity Claims will not receive anything under the Plan.

13.	Risk Related to Possible Objections to the Plan

There is a risk that certain parties could oppose and object to the Plan in the Bankruptcy Court either in its entirety or to specific provisions of the Plan. While the Debtor believes that the proposed Plan complies with all relevant Bankruptcy Code provisions, there can be no guarantee that a party in interest will not file an objection to the Plan or that the Bankruptcy Court will not sustain such an objection.

14.	Conversion to Chapter 7 Case

If no plan of reorganization can be confirmed, or if the Bankruptcy Court otherwise finds that it would be in the best interest of holders of Claims and Interests, the Chapter 11 Case may be converted to case under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate the Debtor’s assets for distribution in accordance with the priorities established by the Bankruptcy Code. See Article XIII hereof, as well as the Liquidation Analysis attached hereto as Exhibit H, for a discussion of the effects that a chapter 7 liquidation would have on the recoveries of holders of Claims and Interests.

B.	Additional Factors Affecting Value of Reorganized Debtor

1.	Claims Could Be More than Projected

There can be no assurance that the estimated Allowed amount of Claims in certain Classes will not be significantly more than projected, which, in turn, could cause the value of distributions to be reduced substantially. Inevitably, some assumptions will not materialize, and unanticipated events and circumstances may affect the ultimate results. Therefore, the actual amount of Allowed Claims may vary from the Debtor’s Projections and feasibility analysis, and the variation may be material.

2.	Projections and Other Forward-Looking Statements Are Not Assured, and Actual Results May Vary

Certain of the information contained in this Disclosure Statement is, by nature, forward-looking, and contains (i) estimates and assumptions which might ultimately prove to be incorrect and (ii) projections which may be materially different from actual future experiences. There are uncertainties associated with any projections and estimates, and they should not be considered assurances or guarantees of the amount of funds or the amount of Claims in the various Classes that might be Allowed.

C.	Risks Relating to Debtor’s Business and Financial Condition

1.	Risks Associated with Debtor’s Business and Industry

The Debtor’s business is subject to extensive regulation by federal, state and local governmental and regulatory authorities. Further, in recent years the policies, laws, rules and regulations applicable to the Debtor’s business have been rapidly evolving. The actual or alleged failure to comply with applicable federal, state, and local laws and regulations and GSE, Ginnie Mae and other business counterparty requirements, or to implement and adhere to adequate remedial measures designed to address any identified compliance deficiencies, could lead to:

•	The loss or suspension of licenses and approvals necessary to operate the Debtor’s business;

•	Limitations, restrictions or complete bans on the Debtor’s business or various segments of the business;

•	Disqualification from participation in governmental programs, including GSE programs;

•	Damage to the Debtor’s reputation;

•	Governmental investigations and enforcement actions;

•	The loss of substantial resources (including senior management time and attention) incurred in connection with, regulatory compliance and regulatory examinations and inquiries and any consumer redress, fines, penalties, or similar payments made in connection to resolve such matters;

•	Uncertainties relating to interest curtailment obligations and any related financial and litigation exposure (including exposure relating to false claims);

•	Potential costs and uncertainties, including the effect on future revenues, associated with and arising from litigation, regulatory investigations, and other legal proceedings, and uncertainties relating to the reaction of our key counterparties to the announcement of any such matters;

•	The ability to maintain the loan servicing, loan origination or collection agency licenses, or any other licenses necessary to operate the business;

•	The ability to comply with the terms of the stipulated order resolving allegations arising from an Federal Trade Commission and Consumer Financial Protection Bureau investigation of Ditech and RMS;

•	Operational risks inherent in the mortgage servicing and mortgage origination businesses, including the ability to comply with the various contracts to which the Company is a party and reputational risks;

•	Risks related to the significant amount of senior management turnover and employee reductions recently experienced by the Company;

•	Risks related to the substantial level of indebtedness;

•	The ability to maintain or grow the residential loan servicing or subservicing business and the mortgage loan originations business;

•	The ability to achieve the Company’s strategic initiatives, particularly the ability to: increase the mix of the fee-for-service business, including by entering into new subservicing arrangements; improve servicing performance; successfully develop the originations capabilities in the consumer and wholesale lending channels; reduce the Company’s debt; and execute and realize planned operational improvements and efficiencies, including those relating to the core and non-core framework;

•	The success of the business strategy in returning to sustained profitability;

•	Changes in prepayment rates and delinquency rates on the loans serviced and subserviced;

•	A downgrade of, other adverse change, relating to, or the Company’s inability to improve the servicer rating or credit ratings;

•	The Company’s ability to collect reimbursements for servicing advances and earn and timely receive incentive payments and ancillary fees on the servicing portfolio;

•	The ability to collect indemnification payments and enforce repurchase obligations relating to mortgage loans the Company’s purchase from our correspondent clients and the Company’s ability to collect in a timely manner indemnification payments relating to servicing rights the Company purchases from prior servicers’

•	Local, regional, national, and global economic trends and developments in general, and local, regional, and national real estate and residential mortgage market trends in particular, including the volume and pricing of home sales and uncertainty regarding the levels of mortgage originations and prepayments;

•	Uncertainty as to the volume or originations activity the Company can achieve and the effects of the expiration of HARP;

•	Risks associated with the reverse mortgage business, including changes to reverse mortgage programs operated by FHA, HUD, or Ginnie Mae, our ability to accurately estimate interest curtailment liabilities, the Company’s ability to fund HECM repurchase obligations, the Company’s ability to fund principal additions on the HECM loans, and the Company’s ability to securitize the HECM loans and tails;

•	Risks and potential costs associated with technology and cybersecurity;

•	Risks and potential costs associated with the implementation of new or more current technology, the use of vendors, or the transfer of the Company’s servers or other infrastructure to new data center facilities;

•	Risks related to the Company’s deferred tax asset, risk of an “ownership change,” including uncertainties as to the Company’s ability to preserve the tax assets through and after a bankruptcy filing;

•	Uncertainties regarding impairment charges relating to the goodwill or other intangible assets of the Company;

•	Risks and uncertainties relating to, or arising in connection with, the restatement of the Company’s financial statements;

•	Risks associated with material weaknesses in the internal controls over financial reporting;

•	Risks related to the Company’s relationship with Walter Energy;

•	Administrative fines and financial penalties;

•	Litigation, including class action lawsuits;

•	Civil and criminal liability;

•	Termination of the Company’s servicing and subservicing agreements or other contracts;

•	Demands for the Debtor to repurchase loans;

•	Loss of personnel who are targeted by prosecutions, investigations, enforcement actions or litigation;

•	A significant increase in compliance costs;

•	A significant increase in the resources (including senior management time and attention the Debtor devotes to regulatory compliance and regulatory inquiries;

•	An inability to access new, or a default under or other loss of current, liquidity and funding sources necessary to operate the Debtor’s business;

•	Restrictions on mergers and acquisitions;

•	Impairment of assets;

•	Conservatorship or receivership by order of a court or regulator; and

•	An inability to execute on the Debtor’s business strategy.

2.	Loss of Subservicing Clients

The Company, as of December 31, 2016, subserviced 0.9 million accounts with an unpaid loan balance of $120.8 billion. Under the Company’s subservicing contracts, the primary servicers for whom the Company conducts subservicing activities have the right to terminate such contracts, with or without cause, with generally 60-90 days’ notice. In some instances, the subservicing contracts require payment to the Company of deboarding, deconversion or other fees in connection with any termination thereof, while in other instances there is little to no consideration owed to the Company in connection with the termination of subservicing contract. The Company’s business may suffer significant hardship if these subservicing contracts are terminated.

3.	Downgrade in the Company’s Servicer Ratings

Standard & Poor’s and Moody’s rate the Company as a residential loan servicer. Certain of these ratings have been downgraded in the past, and any of these ratings may be downgraded in the future. Any such downgrade could adversely affect the Company, financial condition, or results of operations, as well as the Company’s ability to finance servicing advances and maintain the Company’s status as an approved servicer by Fannie Mae, Freddie Mac, and Ginnie Mae. The Company’s failure to maintain favorable or specified ratings may cause the Company’s termination as servicer and further impair the Company’s ability to consummate future servicing transactions.

4.	Risk of Ginnie Mae Terminating the Company as an Issuer of MBSs and Servicer

Under the terms of the Ginnie MBS Guide and the required Ginnie Mae Guaranty Agreement that is executed in connection with each GMBS the Company issues (together with related documents, the “Ginnie Mae Guaranty Agreement”), Ginnie Mae may terminate Ditech for cause as the issuer of GMBS and as servicer of the underlying mortgage loans, and transfer all of our rights as issuer and servicer, including the servicing rights relating to the mortgage loans underlying the GMBS issued by the Company, to a third party without payment to the Company of any consideration in connection therewith. Events that could allow Ginnie Mae to terminate the Company as issuer and servicer include, without limitation, the impending or actual insolvency of Ditech; any withdrawal or suspension of Ditech’s status as an approved mortgagee by FHA or an approved seller/servicer by Fannie Mae or Freddie Mac; or any change to Ditech’s business condition which materially and adversely affects its ability to carry out its obligations as an approved Ginnie Mae issuer. A default by Ditech’s affiliate, RMS, under RMS’s Ginnie Mae Guaranty Agreements may also result in an event of default under Ditech’s Ginnie Mae Guaranty Agreement under a cross-default agreement among Ginnie Mae, Ditech, and RMS, which could result in the Company’s termination as issuer and servicer of all GMBS and HMBS. If the Company were to have the Ginnie Mae issuer and servicing rights transferred or otherwise terminated, this could materially and adversely affect the Company’s business, financial condition, liquidity and results of operations.

5.	DIP Warehouse Facility

The DIP Warehouse Facilities are intended to provide liquidity to the Debtor’s operating subsidiaries during the pendency of the Chapter 11 Case. There can be no assurance that the Debtor and its operating subsidiaries will obtain the waivers from the Prepetition Administrative Agent necessary to incur the obligations under the DIP Warehouse Facilities. Furthermore, there can be no assurance that the Bankruptcy Court will approve the Debtor’s guaranty of the DIP Warehouse Facilities on the terms requested by the Debtor, which could endanger the funding of the Debtor’s subsidiaries’ businesses during the Chapter 11 Case. Moreover, if the Chapter 11 Case takes longer than expected to conclude, the Debtor’s subsidiaries may exhaust or lose access to their financing. There is no assurance that the Debtor’s subsidiaries will be able to obtain additional financing from the Debtor’s existing lenders or otherwise. In either such case, the liquidity necessary for the orderly functioning of the Debtor’s subsidiaries’ businesses may be materially impaired.

6.	Post-Effective Date Indebtedness

Following the Effective Date, the Reorganized Debtor expects to have outstanding funded debt of approximately $1.5 billion. The Reorganized Debtor’s ability to service its debt obligations will depend on, among other things, the Debtor’s compliance with affirmative and negative covenants, the Debtor’s future operating performance, which depends partly on economic, financial, competitive, and other factors beyond the Reorganized Debtor’s control. The Reorganized Debtor may not be able to generate sufficient cash from operations to meet its debt service obligations as well as fund necessary capital expenditures. In addition, if the Reorganized Debtor needs to refinance its debt, obtain additional financing, or sell assets or equity, it may not be able to do so on commercially reasonable terms, if at all.

D.	Factors Relating to Securities to be Issued Under Plan, Generally

1.	No Current Public Market for Securities

Upon filing the Plan, the New York Stock Exchange will have broad discretion to suspend trading in Debtor’s shares and commence de-listing proceedings. There can be no assurance as to whether or not the shares will be delisted upon or after filing of the Plan or whether the New Common Stock will be listed upon or after the Effective Date of the Plan. The Debtor has agreed to use its commercially reasonable efforts to list both Mandatorily Convertible Preferred Stock and New Common Stock on a national recognized exchange as soon as practicable, subject to meeting the applicable listing requirements following the Effective Date. However, there can be no assurance as to when or whether any such listing will occur.

2.	Potential Dilution

The ownership percentage represented by the New Common Stock or Mandatorily Convertible Preferred Stock distributed on the Effective Date under the Plan will be subject to dilution from the conversion of any options, warrants, convertible securities, exercisable securities, or other securities that may be issued post-emergence, including the Management Incentive Plan and New Warrants.

In the future, similar to all companies, additional equity financings or other share issuances by any of the

Reorganized Debtor could adversely affect the value of the New Common Stock or Mandatorily Convertible Preferred Stock issuable upon such conversion. The amount and dilutive effect of any of the foregoing could be material.

E.	Risks Related to DIP Warehouse Facilities and Exit Warehouse Facilities

1.	Defects in Collateral Securing and DIP Warehouse Facilities and Exit Warehouse Facilities

The indebtedness under the DIP Warehouse Facilities and Exit Warehouse Facilities will be secured on a first-priority basis by security interests in the Collateral (as defined in the New Warehouse Facilities Term Sheet). The Collateral securing the DIP Warehouse Facilities and Exit Warehouse Facilities may be subject to exceptions, permitted encumbrances, and liens. Further, the Debtor has not conducted appraisals of any of its assets constituting Collateral to determine if the value of the Collateral upon foreclosure or liquidation equals or exceeds the amount of the DIP Warehouse Facilities and Exit Warehouse Facilities or such other obligation secured by the Collateral. Accordingly, it cannot be assured that the remaining proceeds from a sale of the Collateral would be sufficient to repay holders of the debt under the DIP Warehouse Facilities and Exit Warehouse Facilities all amounts owed under them. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell Collateral in, an orderly manner, general economic conditions, the availability of buyers, the Reorganized Debtor’s failure to implement its business strategy, and similar factors. The amount received upon a sale of Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time, and the timing and manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a subsequent foreclosure, liquidation, bankruptcy, or similar proceeding, it cannot be assured that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay the Ditech’s or RMS’s obligations under the Exit Facility, in full or at all. There can also be no assurance that the Collateral will be saleable, and, even if saleable, the timing of its liquidation would be uncertain. Accordingly, there may not be sufficient Collateral to pay all or any of the amounts due on the DIP Warehouse Facilities and Exit Warehouse Facilities.

2.	Failure to Perfect Security Interests in Collateral

The failure to properly perfect liens on the Collateral could adversely affect the lenders’ ability to enforce their rights with respect to the Collateral of the DIP Warehouse Facilities and Exit Warehouse Facilities. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the lenders will monitor, or that Reorganized Debtor will inform the trustee or the lenders of, the future acquisition of such property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral. Such failure may result in the loss of the practical benefits of the liens thereon or of the priority of the liens securing the notes against third parties.

3.	Failure to Meet the Conditions Precedent to Effectiveness

The effectiveness of the DIP Warehouse Facilities and Exit Warehouse Facilities and each funding thereunder, shall be subject to the usual and customary conditions for Facilities of the type. However, there is the possibility that the Debtor or the Reorganized Debtor are unable to meet each of the conditions precedent to effectiveness and funding under the DIP Warehouse Facilities and Exit Warehouse Facilities. As a result, it is possible that the DIP Warehouse Facilities and Exit Warehouse Facilities may not fund at all, which could result in the Company not having sufficient liquidity and financing to continue operations.

4.	Any Future Pledge of Collateral Might Be Avoidable in a Subsequent Bankruptcy by Reorganized Debtor

Any future pledge of Collateral in favor of the lenders, including pursuant to security documents delivered after the date of the Exit Warehouse Facility, might be avoidable by the pledgor (as a subsequent debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the securities under the Exit Warehouse Facility to receive a greater recovery than if the pledge had not been given, and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

F.	Risks Related to an Investment in New Second Lien Notes

1.	Insufficient Cash Flow to Meet Debt Obligations

On the Effective Date, on a consolidated basis, it is expected that the Reorganized Debtor will have total secured indebtedness of approximately $1.2 billion under the Amended and Restated Term Loan Facility and approximately $250 million under New Second Lien Notes. This level of expected indebtedness and the funds required to service such debt could, among other things, make it more difficult for the Debtor to satisfy its obligations under such indebtedness, increasing the risk that it may default on its debt obligations.

The Reorganized Debtor’s earnings and cash flow may vary significantly from year to year due to the mortgage market. Additionally, the Debtor’s future cash flow may be insufficient to meet their debt obligations and commitments, including the Amended and Restated Term Loan Facility. Any insufficiency could negatively impact the Company. A range of economic, competitive, business, and industry factors will affect the Company’s future financial performance and, as a result, its ability to generate cash flow from operations and to pay its debt, including the Amended and Restated Term Loan Facility.

If the Debtor does not generate enough cash flow from operations to satisfy its debt, the Debtor may have to undertake alternative financing plans, such as:

a)	Refinancing or restructuring debt;

b)	Selling assets

c)	Reducing or delaying capital investments; or

d)	Seeking to raise additional capital.

It cannot be assured, however, that undertaking alternative financing plans, if necessary, would allow the Debtor to meet its debt obligations. An inability to generate sufficient cash flow to satisfy its debt obligations or to obtain alternative financing, could materially and adversely affect the Debtor’s ability to make any payments on the New Second Lien Notes, and its businesses, financial condition, results of operations, and prospects.

2.	Inability to Repurchase the New Second Lien Notes

Under the New Second Lien Notes Indenture, Reorganized Debtor may, at the holder’s option, be required to repurchase all or a portion of the New Second Lien Notes, respectively, in the event of a change of control, as defined in the New Second Lien Notes Indentures.

The Reorganized Debtor may not have enough funds to pay the repurchase price on the repurchase date or due date thereof.

3.	Insufficiency of Proceeds from Collateral Securing New Second Lien Notes

The indebtedness under the Amended and Restated Credit Facility will be secured, subject to certain exceptions and permitted liens, on a first-priority basis by security interests in substantially all assets of the Reorganized Debtor and the assets of the Co-Plan Proponents (henceforth, the “Collateral”). The New Second Lien Notes will also be secured, subject to certain exceptions and permitted liens, on a second-priority by security interests in the Collateral.

In the event of a foreclosure on the Collateral (or a distribution in respect thereof in a subsequent bankruptcy or insolvency proceeding), the proceeds from the collateral securing the New Second Lien Notes may not be sufficient to satisfy the obligations outstanding under such notes because the proceeds would first be applied to satisfy the Reorganized Debtor’s and the Co-Plan Proponents’ obligations under the Amended and Restated Credit Facility. Only after all of the obligations under the Amended and Restated Credit Facility have been satisfied will proceeds from the collateral on which the New Second Lien Notes have a second-priority lien be applied to satisfy the Reorganized Debtor’s and the Co-Plan Proponents’ obligations under the New Second Lien Notes.

4.	Defects in Collateral Securing the New Second Lien Notes

The Collateral securing the New Second Lien Notes may be subject to exceptions, defects, encumbrances, liens, and other imperfections. Further, the Debtor has not conducted appraisals of all of their assets constituting collateral securing the New Second Lien Notes to determine if the value of the Collateral upon foreclosure or liquidation equals or exceeds the amount of the New Second Lien Notes or such other obligation secured by the Collateral. Accordingly, it cannot be assured that the remaining proceeds from a sale of the Collateral after payment in full of the obligations under the Amended and Restated Term Loan, which are also secured by the Collateral, after payment in full of the obligations under the Amended and Restated Credit Agreement, which are secured by the Collateral, would be sufficient to repay holders of the New Second Lien Notes all amounts owed under such notes. The fair market value of the Collateral is subject to fluctuations based on market factors, general economic conditions, the availability of buyers, the Reorganized Debtor’s failure to implement its business strategy, and similar factors. The amount received upon a sale of Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time, and the timing and manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a subsequent foreclosure, liquidation, bankruptcy, or similar proceeding, it cannot be assured that the proceeds from any sale or liquidation of the collateral will be sufficient to pay the Reorganized Debtors’ obligations under the New Second Lien Notes, in full or at all, after first satisfying the obligations under the Amended and Restated Credit Facility in full.

5.	Failure to Perfect Security Interests in Collateral

The failure to properly perfect liens on the collateral could adversely affect the Collateral agent’s ability to enforce its rights with respect to the collateral for the benefit of the holders of the New Second Lien Notes. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that Reorganized Debtor will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral. The trustee and the collateral agent have no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interests therein. Such failure may result in the loss of the practical benefits of the liens thereon or of the priority of the liens securing the notes against third parties.

6.	Limitations on Rights of Holders of New Second Lien Notes with Respect to Collateral

The rights of the holders of the New Second Lien Notes with respect to the Collateral securing such notes will be substantially limited by the terms of the lien ranking agreements set forth in the New Second Lien Notes Indentures and the New Intercreditor Agreement, even during an event of default. Under the New Second Lien Notes Indenture, at any time that obligations that have the benefit of the higher priority liens are outstanding, any actions that may be taken with respect to (or in respect of) such collateral, including the ability to cause the commencement of enforcement proceedings against such Collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of such collateral from the lien of, and waivers of past defaults under, such documents relating to such Collateral, will be at the direction of the holders of the obligations secured by the first-priority liens, and the holders of the New Second Lien Notes (secured by second-priority liens). At any time that obligations that have the benefit of the first-priority liens on the Collateral are outstanding, if the holders of such indebtedness release the Collateral for any reason whatsoever (other than any such release granted following the discharge of obligations with respect to the Amended and Restated Credit Facility), the second-priority interests in such Collateral securing the New Second Lien Notes will be automatically and simultaneously released without any consent or action by the holders of the New Second Lien Notes, subject to certain exceptions.

The Collateral so released will no longer secure the Reorganized Debtors’ obligations under the New Second Lien and the related guarantees.

7.	Risk of Recharacterization of New Second Lien Notes

Recharacterization of a debt obligation to a capital contribution is an equitable remedy a Bankruptcy Court may direct if it determined, upon an objection raised by a party in interest, a purported debt obligation is more properly characterized as a capital contribution. In making such a determination, bankruptcy courts consider, among other things, whether the parties intended to create a debt obligation and the nature of the instrument evidencing the obligation. Although the Debtor believes, and intends, the New Second Lien Notes to be a bona fide debt obligation, there can be no assurance the Bankruptcy Court would agree with the Debtor’s interpretation.

8.	The New Second Lien Notes May Not Be Rated or May Receive a Lower Rating than Anticipated

It is not expected that Reorganized Debtor will seek a rating on the New Second Lien Notes. If, however, one or more rating agencies rates the New Second Lien Notes and assigns them a rating lower than the rating expected by investors, or reduces its rating in the future, the market price of the New Second Lien Notes and/or the New Common Stock could be reduced.

9.	Any Future Pledge of Collateral Might Be Avoidable in a Subsequent Bankruptcy by the Reorganized Debtors

Any future pledge of collateral in favor of the collateral agent, including pursuant to security documents delivered after the date of the New Second Lien Notes Indenture, might be avoidable by the pledgor (as a subsequent debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the New Second Lien Notes to receive a greater recovery than if the pledge had not been given, and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period

G.	Risks Related to Investment in the Mandatorily Convertible Preferred Stock

1.	Significant Holders

Certain holders of Senior Notes Claims may acquire a significant ownership interest in the Mandatorily Convertible Preferred Stock pursuant to the Plan. If such holders were to act as a group, such holders would be in a position to control all actions requiring stockholder approval, including the election of directors (subject to the limitations described in the Plan), without the approval of other stockholders. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Reorganized Debtor and, consequently, have an impact upon the value of the Mandatorily Convertible Preferred Stock.

2.	Equity Interests Subordinated to Reorganized Debtor’s Indebtedness

In any subsequent liquidation, dissolution, or winding up of the Reorganized Debtor, the Mandatorily Convertible Preferred Stock will rank below all debt claims against the Reorganized Debtor. As a result, holders of the Mandatorily Convertible Preferred Stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution, or winding up of the Reorganized Debtor until after all the Reorganized Debtor’s obligations to its debt holders have been satisfied.

3.	Implied Valuation of New Common Stock, Mandatorily Convertible Preferred Stock and New Warrants Not Intended to Represent Trading Value of New Common Stock

The valuation of the Reorganized Debtor may not represent the trading value of the Mandatorily Convertible Preferred Stock in public or private markets and is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual market prices of such securities at issuance will depend upon, among other things: (1) prevailing interest rates; (2) conditions in the financial markets; (3) the anticipated initial securities holdings of prepetition creditors, some of whom may prefer to liquidate their investment rather than hold it on a long-term basis; and (4) other factors that generally influence the prices of securities. The actual market price of the Mandatorily Convertible Preferred Stock is likely to by volatile. Many factors including factors unrelated to the Reorganized Debtor’s actual operating performance and other factors not possible to predict, could cause the market price of the New Common Stock to rise and fall. Accordingly, the implied value, stated herein and in the Plan, of the securities to be issued does not necessarily reflect, and should not be construed as reflecting, values that will be attained for the Mandatorily Convertible Preferred Stock in the public or private markets.

In addition, the issuance of the Common Stock and New Warrants may adversely affect market price of the Company’s Mandatorily Convertible Preferred Stock, decrease the amount of earnings and assets available for distribution to holders of the Mandatorily Convertible Preferred Stock, decrease the amount of earnings and assets available for distribution to holder of the Mandatorily Convertible Preferred Stock or adversely affect the rights and powers, including voting rights, of the holders of the Mandatorily Convertible Preferred Stock.

4.	No Intention to Pay Dividends

The Reorganized Debtor does not anticipate paying any dividends on the Mandatorily Convertible Preferred Stock or the New Common Stock as they expect to retain any future cash flows for debt reduction and to support its operations. As a result, the success of an investment in the Mandatorily Convertible Preferred Stock will depend entirely upon any future appreciation in the value of the Mandatorily Convertible Preferred Stock. There is, however, no guarantee that the Mandatorily Convertible Preferred Stock will appreciate in value or even maintain its initial value.

5.	Risk of a Voluntary or Involuntary Liquidation of the Company

If there is a voluntary or involuntary liquidation, winding-up, or dissolution of the Company, each holder the Mandatory Convertible Preferred Stock would only be entitled to receive the greater of (i) an amount equal to the Liquidation Preference (as described in the Term Sheet attached as Exhibit A to Exhibit D hereto) per share of Mandatorily Convertible Preferred Stock, prior to any distribution with respect to any other equity security of the Debtor, and (ii) the amount payable per share, participating on an “as converted” basis, upon liquidation to the holders of the New Common Stock. Thereafter, holders of Mandatorily Convertible Preferred Stock will have no right or claim to the remaining assets, in any, of the Debtor.

6.	The New Mandatorily Convertible Preferred Stock May be Subject to Further Dilution

The Mandatorily Convertible Preferred Stock to be issued on the Effective Date is subject to dilution from the Management Incentive Program, the New Common Stock, and the New Warrants. In addition, in the future, the Company may issue equity securities in connection with future investments, acquisitions or capital rising transactions. Such issuances or grants could constitute a significant portion of the then-outstanding common stock, which may result in a dilution in ownership of common stock, including shares of Mandatorily Convertible Preferred Stock issued pursuant to the Plan.

7.	The Conversion Rate Will Only be Adjusted Upon Certain Events

The conversion rate of the Mandatorily Convertible Preferred Stock is only subject to adjustment upon certain events, including, among others, stock splits, combinations, or certain other adjustments with respect to the New Common Stock. The conversion rate will not be adjusted for any other events.

H.	Risks Related to Investment in the New Common Stock

1.	Significant Holders

Certain holders of Term Loan Claims, Senior Notes Claims, and Convertible Notes Claims may acquire a significant ownership interest in the New Common Stock pursuant to the Plan. If such holders were to act as a group, such holders would be in a position to control all actions requiring stockholder approval, including the election of directors, without the approval of other stockholders. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Reorganized Debtor and, consequently, have an impact upon the value of the New Common Stock.

2.	Equity Interests Subordinated to Reorganized Debtor’s Indebtedness

In any subsequent liquidation, dissolution, or winding up of the Reorganized Debtor, the New Common Stock will rank below all debt claims against the Reorganized Debtor and the liquidation preference of the Mandatorily Convertible Preferred Stock. As a result, holders of the New Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution, or winding up of the Reorganized Debtor until after all the Reorganized Debtor’s obligations to its debt holders and the holders of its Mandatorily Convertible Preferred Stock have been satisfied.

3.	Implied Valuation of New Common Stock, Mandatorily Convertible Preferred Stock and New Warrants Not Intended to Represent Trading Value of New Common Stock

The valuation of the Reorganized Debtor may not represent the trading value of the New Common Stock in public or private markets and is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual market prices of such securities at issuance will depend upon, among other things: (1) prevailing interest rates; (2) conditions in the financial markets; (3) the anticipated initial securities holdings of prepetition creditors, some of whom may prefer to liquidate their investment rather than hold it on a long-term basis; and (4) other factors that generally influence the prices of securities. The actual market price of the New Common Stock is likely to by volatile. Many factors including factors unrelated to the Reorganized Debtor’s actual operating performance and other factors not possible to predict, could cause the market price of the New Common Stock to rise and fall. Accordingly, the implied value, stated herein and in the Plan, of the securities to be issued does not necessarily reflect, and should not be construed as reflecting, values that will be attained for the New Common Stock in the public or private markets.

In addition, the issuance of the Mandatorily Convertible Preferred Stock and New Warrants may adversely affect market price of the Company’s New Common Stock, decrease the amount of earnings and assets available for distribution to holders of the New Common Stock, decrease the amount of earnings and assets available for distribution to holder of the New Common Stock or adversely affect the rights and powers, including voting rights, of the holders of the New Common Stock.

4.	No Intention to Pay Dividends

The Reorganized Debtor does not anticipate paying any dividends on the New Common Stock as they expect to retain any future cash flows for debt reduction and to support its operations. As a result, the success of an investment in the New Common Stock will depend entirely upon any future appreciation in the value of the New Common Stock. There is, however, no guarantee that the New Common Stock will appreciate in value or even maintain its initial value.

5.	The New Common Stock May be Subject to Further Dilution

The New Common Stock to be issued on the Effective Date is subject to dilution from the Management Incentive Program, the Mandatorily Convertible Preferred Stock, and the New Warrants. In addition, in the future, the Company may issue equity securities in connection with future investments, acquisitions or capital rising transactions. Such issuances or grants could constitute a significant portion of the then-outstanding common stock, which may result in a dilution in ownership of common stock, including shares of New Common Stock issued pursuant to the Plan.

I.	Risks Related to Investment the New Warrants

1.	The Convertible Noteholders Reject the Plan

If the Class of Convertible Notes Claims is a rejecting Class under the Plan, the New Warrants contemplated in the Plan would not be issued.

J.	Additional Factors

1.	Debtor Could Withdraw Plan

Subject to the terms of, and without prejudice to, the rights of any party to the Restructuring Support Agreement, the Plan may be revoked or withdrawn prior to the Confirmation Date by the Debtor.

2.	Debtor Has No Duty to Update

The statements contained in this Disclosure Statement are made by the Debtor as of the date hereof, unless otherwise specified herein, and the delivery of this Disclosure Statement after that date does not imply that there has been no change in the information set forth herein since that date. The Debtor have no duty to update this Disclosure Statement unless otherwise ordered to do so by the Bankruptcy Court.

3.	No Representations Outside Disclosure Statement Are Authorized

No representations concerning or related to the Debtor, the Chapter 11 Case, or the Plan are authorized by the Bankruptcy Court or the Bankruptcy Code, other than as set forth in this Disclosure Statement. Any representations or inducements made to secure your acceptance or rejection of the Plan that are other than those contained in, or included with, this Disclosure Statement should not be relied upon in making the decision to accept or reject the Plan.

4.	No Legal or Tax Advice Is Provided by Disclosure Statement

The contents of this Disclosure Statement should not be construed as legal, business, or tax advice. Each Creditor or Interest holder should consult their own legal counsel and accountant as to legal, tax, and other matters concerning their Claim or Interest.

This Disclosure Statement is not legal advice to you. This Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to confirmation of the Plan.

5.	No Admission Made

Nothing contained herein or in the Plan will constitute an admission of, or will be deemed evidence of, the tax or other legal effects of the Plan on the Debtor or holders of Claims or Interests.

6.	Certain Tax Consequences

For a discussion of certain tax considerations to the Debtor and certain holders of Claims in connection with the implementation of the Plan, see Article X hereof.

XII.

VOTING PROCEDURES AND REQUIREMENTS

A.	Parties Entitled to Vote

Under the Bankruptcy Code, only holders of claims or interests in “impaired” classes are entitled to vote on a plan. Under section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be “impaired” under a plan unless (i) the plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

If, however, the holder of an impaired claim or interest will not receive or retain any distribution under the plan on account of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan, and, accordingly, holders of such claims and interests do not actually vote on the plan. If a claim or interest is not impaired by the plan, the Bankruptcy Code deems the holder of such claim or interest to have accepted the plan and, accordingly, holders of such claims and interests are not entitled to vote on the Plan.

A vote may be disregarded if the Bankruptcy Court determines, pursuant to section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

The Bankruptcy Code defines “acceptance” of a plan by a class of: (i) claims as acceptance by creditors in that class that hold at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of the claims that cast ballots for acceptance or rejection of the plan; and (ii) interests as acceptance by interest holders in that class that hold at least two-thirds (2/3) in dollar amount of the interests that cast ballots for acceptance or rejection of the plan.

The claims and interests in the following classes are impaired under the Plan and entitled to vote to accept or reject the Plan (“Voting Classes” or “Voting Claims”):

•	Class 4—Term Lenders

•	Class 5—Senior Noteholders

•	Class 6—Convertible Noteholders

B.	Voting Deadline

Before voting to accept or reject the Plan, each Eligible Holder as of the Voting Record Date should carefully review the Plan attached hereto as Exhibit A. All descriptions of the Plan set forth in this Disclosure Statement are subject to the terms and conditions of the Plan.

Ballots will be provided for holders of Voting Claims as of the Voting Record Date (November 1, 2017) to vote to accept or reject the Plan (a “Ballot”). Because Classes 1, 2, 3, 7, and 8 are unimpaired and deemed to accept, and Classes 9 and 10 are conclusively deemed to reject, only Classes 4, 5, and 6 are entitled to vote.

Each Ballot contains detailed voting instructions and sets forth in detail, among other things, the deadlines, procedures, and instructions for voting to accept or reject the Plan, the Voting Record Date for voting purposes, and the applicable standards for tabulating Ballots.

The Debtor has engaged Prime Clerk, LLC as its voting agent (the “Voting Agent”) to assist in the transmission of voting materials and in the tabulation of votes with respect to the Plan.

THE VOTING DEADLINE IS 5:00 P.M., PREVAILING EASTERN TIME, ON NOVEMBER 28, 2017, UNLESS EXTENDED BY THE DEBTOR (THE “VOTING DEADLINE”).

CLASSES 4, 5, AND 6: IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE EXECUTED IN ACCORDANCE WITH THE INSTRUCTIONS INCLUDED IN THE BALLOT AND RECEIVED BY THE VOTING AGENT AT THE ADDRESS SET FORTH BELOW ON OR BEFORE THE VOTING DEADLINE. IF YOU HOLD YOUR SECOND LIEN NOTES CLAIMS THROUGH A NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS PROVIDED BY YOUR NOMINEE FOR RETURNING YOUR BALLOT.

Delivery of a Ballot must conform to the instructions on the Ballot. Mailed Ballots must be returned by the Voting Deadline with an original signed copy to:

By First Class Mail, Overnight Courier, or Hand Delivery:

WALTER INVESTMENT BALLOT PROCESSING

C/O PRIME CLERK LLC

830 THIRD AVENUE, 3RD FLOOR

NEW YORK, NY 10022

FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE EXECUTED IN ACCORDANCE WITH THE INSTRUCTIONS INCLUDED IN THE APPLICABLE BALLOT AND MUST BE ACTUALLY RECEIVED BY THE VOTING AGENT NO LATER THAN THE VOTING DEADLINE.

ANY BALLOT THAT IS EXECUTED AND RETURNED BUT WHICH DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN OR INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN WILL NOT BE COUNTED. THE DEBTOR, IN ITS SOLE DISCRETION, MAY REQUEST THAT THE VOTING AGENT ATTEMPT TO CONTACT SUCH VOTERS TO CURE ANY SUCH DEFECTS IN THE BALLOTS. THE FAILURE TO VOTE DOES NOT CONSTITUTE A VOTE TO ACCEPT OR REJECT THE PLAN. AN OBJECTION TO THE CONFIRMATION OF THE PLAN, EVEN IF TIMELY SERVED, DOES NOT CONSTITUTE A VOTE TO ACCEPT OR REJECT THE PLAN.

C.	Voting Procedures

The Debtor is providing copies of this Disclosure Statement (including all exhibits and appendices) and related materials and a Ballot (collectively, a “Solicitation Package”) to record holders of the Term Lenders, the Senior Noteholders, and the Convertible Noteholders. Holders of Term Loan Claims, Senior Notes Claims, and Convertible Note Claims should provide all of the information requested by the Ballot and, as applicable, should complete and deliver the Ballots so that they are actually received by the Voting Agent no later than the Voting Deadline.

1.	Miscellaneous

All Ballots must be signed by the holder of record of the Term Loan Claims, Senior Notes Claims, or Convertible Notes Claims, as applicable, or any person who has obtained a properly completed Ballot proxy from the record holder of the Term Loan Claims, Senior Notes Claims, or Convertible Notes Claims, as applicable, on such date. Unless otherwise ordered by the Bankruptcy Court, Ballots that are signed, dated, and timely received, but on which a vote to accept or reject the Plan has not been indicated, will not be counted. The Debtor, in its sole discretion, may request that the Voting Agent attempt to contact such voters to cure any such defects in the Ballots. Any ballot marked to both accept and reject the Plan will not be counted. If you cast more than one Ballot voting the same Claim(s) before the Voting Deadline, the last valid Ballot received on or before the Voting Deadline will be deemed to reflect your intent, and thus, will supersede any prior Ballot. If you cast Ballots received by Prime Clerk on the same day, but which are voted inconsistently, such Ballots will not be counted.

An otherwise properly executed Ballot that attempts to partially accept and partially reject the Plan will likewise not be counted.

The Ballots provided to Eligible Holders will reflect the amount of such Eligible Holder’s Claim; however, when tabulating votes, the Voting Agent may adjust the amount of such Eligible Holder’s Claim by multiplying that amount by a factor that reflects all amounts accrued between the Voting Record Date and the Commencement Date including, without limitation, interest.

Under the Bankruptcy Code, for purposes of determining whether the requisite votes for acceptance have been received, only holders of the Term Loan Claims, Senior Notes Claims, or Convertible Notes Claims, as applicable, who actually vote will be counted. The failure of a holder to deliver a duly executed Ballot to the Voting Agent will be deemed to constitute an abstention by such holder with respect to voting on the Plan and such abstentions will not be counted as votes for or against the Plan.

Except as provided below, unless the Ballot is timely submitted to the Voting Agent before the Voting

Deadline together with any other documents required by such Ballot, the Debtor may, in its sole discretion, reject such Ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Plan.

2.	Fiduciaries and Other Representatives

If a Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another, acting in a fiduciary or representative capacity, such person should indicate such capacity when signing and, if requested, must submit proper evidence satisfactory to the Debtor of authority to so act. Authorized signatories should submit a separate Ballot of each Eligible Holder for whom they are voting.

UNLESS THE BALLOT IS SUBMITTED TO THE VOTING AGENT ON OR PRIOR TO THE VOTING DEADLINE, SUCH BALLOT WILL BE REJECTED AS INVALID AND WILL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN; PROVIDED, HOWEVER, THAT THE DEBTOR RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REQUEST THE BANKRUPTCY COURT TO ALLOW SUCH BALLOT TO BE COUNTED.

3.	Agreements Upon Furnishing Ballots

The delivery of an accepting Ballot pursuant to one of the procedures set forth above will constitute the agreement of the creditor with respect to such Ballot to accept: (i) all of the terms of, and conditions to, this Solicitation; and (ii) the terms of the Plan including the injunction, releases, and exculpations set forth in sections 10.5, 10.6, and 10.7 of the Plan. All parties in interest retain their right to object to confirmation of the Plan pursuant to section 1128 of the Bankruptcy Code, subject to any applicable terms of the Restructuring Support Agreement.

4.	Change of Vote

Subject to the terms of the Restructuring Support Agreement, any party who has previously submitted to the Voting Agent prior to the Voting Deadline a properly completed Ballot may revoke such Ballot and change its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent, properly completed Ballot voting for acceptance or rejection of the Plan.

5.	Waivers of Defects, Irregularities, etc.

Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawals of Ballots will be determined by the Voting Agent and/or the Debtor, as applicable, in their sole discretion, which determination will be final and binding. The Debtor reserves the right to reject any and all Ballots submitted by any of their respective creditors not in proper form, the acceptance of which would, in the opinion of the Debtor or its counsel, as applicable, be unlawful. The Debtor further reserves its respective rights to waive any defects or irregularities or conditions of delivery as to any particular Ballot by any of their creditors. The interpretation (including the Ballot and the respective instructions thereto) by the applicable Debtor, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Debtor (or the Bankruptcy Court) determines. Neither the Debtor nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

XIII.

CONFIRMATION OF PLAN

A.	Confirmation Hearing

Within one (1) day of the Commencement Date, the Debtor will seek an order of the Bankruptcy Court scheduling the Confirmation Hearing to consider (i) the adequacy of the Disclosure Statement and the Solicitation in connection therewith and (ii) confirmation of the Plan. The Debtor anticipates that notice of these hearings will be published and mailed to all known holders of Claims and Interests at least twenty-eight (28) days before the date by which objections must be filed with the Bankruptcy Court.

B.	Objections to Confirmation

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to the confirmation of a plan. Any objection to confirmation of the Plan must be in writing, must conform to the Bankruptcy Rules and the Local Rules of Bankruptcy Practice and Procedure of the United States Bankruptcy Court for the Southern District of New York, must set forth the name of the objector, the nature and amount of Claims held or asserted by the objector against the Debtor’s estates or properties, the basis for the objection and the specific grounds therefore, and must be filed with the Bankruptcy Court, with a copy to the chambers of the United States Bankruptcy Judge appointed to the Chapter 11 Case, together with proof of service thereof, and served upon the following parties, including such other parties as the Bankruptcy Court may order:

(a)	The Debtor at:

Walter Investment Management Corp.

3000 Bayport Drive, Suite 1100

Tampa, FL 33607

Attn: John Haas, General Counsel, Chief Legal Officer and Secretary

Email: JHaas@walterinvestment.com

(b)	Office of the U.S. Trustee at:

Office of the U.S. Trustee for Region 2

U.S. Federal Office Building

201 Varick Street, Suite 1006

New York, New York 10014

(c)	Counsel to the Debtor at:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attn:     Ray C. Schrock, P.C.

              Joseph Smolinsky, Esq.

            Sunny Singh, Esq.

UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

C.	Requirements for Confirmation of Plan

1.	Requirements of Section 1129(a) of Bankruptcy Code

(a)	General Requirements.

At the Confirmation Hearing, the Bankruptcy Court will determine whether the confirmation requirements specified in section 1129(a) of the Bankruptcy Code have been satisfied including, without limitation, whether:

(i)	the Plan complies with the applicable provisions of the Bankruptcy Code;

(ii)	the Debtor has complied with the applicable provisions of the Bankruptcy Code;

(iii)	the Plan has been proposed in good faith and not by any means forbidden by law;

(iv)	any payment made or promised by the Debtor or by a person issuing securities or acquiring property under the Plan, for services or for costs and expenses in or in connection with the Chapter 11 Case, or in connection with the Plan and incident to the Chapter 11 Case, has been disclosed to the Bankruptcy Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable;

(v)	the Debtor has disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director or officer of the Reorganized Debtor, an affiliate of the Debtor participating in a Plan with the Debtor, or a successor to the Debtor under the Plan, and the appointment to, or continuance in, such office of such individual is consistent with the interests of the holders of Claims and Interests and with public policy, and the Debtor has disclosed the identity of any insider who will be employed or retained by the Reorganized Debtor, and the nature of any compensation for such insider;

(vi)	with respect to each Class of Claims or Interests, each holder of an impaired Claim or impaired Interest has either accepted the Plan or will receive or retain under the Plan, on account of such holder’s Claim or Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount such holder would receive or retain if the Debtor was liquidated on the Effective Date of the Plan under chapter 7 of the Bankruptcy Code;

(vii)	except to the extent the Plan meets the requirements of section 1129(b) of the Bankruptcy Code (as discussed further below), each Class of Claims either accepted the Plan or is not impaired under the Plan;

(viii)	except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that administrative expenses and priority Claims, other than Priority Tax Claims, will be paid in full on the Effective Date, and that Priority Tax Claims will receive either payment in full on the Effective Date or deferred cash payments over a period not exceeding five years after the Commencement Date, of a value, as of the Effective Date of the Plan, equal to the Allowed amount of such Claims;

(ix)	at least one Class of impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim in such Class;

(x)	confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtor or any successor to the Debtor under the Plan; and

(xi)	all fees payable under section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, have been paid or the Plan provides for the payment of all such fees on the Effective Date of the Plan.

(b)	Best Interests Test

As noted above, with respect to each impaired class of claims and equity interests, confirmation of a plan requires that each such holder either (i) accept the plan or (ii) receive or retain under the plan property of a value, as of the effective date of the plan, that is not less than the value such holder would receive or retain if the debtor was liquidated under chapter 7 of the Bankruptcy Code. This requirement is referred to as the “best interests test.”

This test requires a Bankruptcy Court to determine what the holders of allowed claims and allowed equity interests in each impaired class would receive from a liquidation of the debtor’s assets and properties in the context of a liquidation under chapter 7 of the Bankruptcy Code. To determine if a plan is in the best interests of each impaired class, the value of the distributions from the proceeds of the liquidation of the debtor’s assets and properties (after subtracting the amounts attributable to the aforesaid claims) is then compared with the value offered to such classes of claims and equity interests under the plan.

The Debtor believes that under the Plan all holders of impaired Claims and Interests will receive property with a value not less than the value such holder would receive in a liquidation under chapter 7 of the Bankruptcy Code. The Debtor’s belief is based primarily on (i) consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to holders of impaired Claims and Interests and (ii) the Liquidation Analysis attached hereto as Exhibit J.

The Debtor believes that any liquidation analysis is speculative, as it is necessarily premised on assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which would be beyond the control of the Debtor. The Liquidation Analysis provided in Exhibit J is solely for the purpose of disclosing to holders of Claims and Interests the effects of a hypothetical chapter 7 liquidation of the Debtor, subject to the assumptions set forth therein. There can be no assurance as to values that would actually be realized in a chapter 7 liquidation nor can there be any assurance that a bankruptcy court will accept the Debtor’s conclusions or concur with such assumptions in making its determinations under section 1129(a)(7) of the Bankruptcy Code.

(c)	Feasibility

Also as noted above, section 1129(a)(11) of the Bankruptcy Code requires that a debtor demonstrate that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtor has analyzed its ability to meet its obligations under the Plan. As part of this analysis, the Debtor has prepared the Projections provided in Section VII hereof. Based upon such Projections, the Debtor believes it will have sufficient resources to make all payments required pursuant to the Plan and that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization. Moreover, Section XI hereof sets forth certain risk factors that could impact the feasibility of the Plan.

(d)	Equitable Distribution of Voting Power

On or before the Effective Date, pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, the organizational documents for the Debtor will be amended as necessary to satisfy the provisions of the Bankruptcy Code and will include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, (i) a provision prohibiting the issuance of non-voting equity securities and (ii) a provision setting forth an appropriate distribution of voting power among classes of equity securities possessing voting power.

2.	Additional Requirements for Non-Consensual Confirmation

In the event that any impaired Class of Claims or Interests does not accept or is deemed to reject the Plan, the Bankruptcy Court may still confirm the Plan at the request of the Debtor if, as to each impaired Class of Claims or Interests that has not accepted the Plan, the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such Classes of Claims or Interests, pursuant to section 1129(b) of the Bankruptcy Code. Both of these requirements are in addition to other requirements established by case law interpreting the statutory requirements.

(a)	Unfair Discrimination Test

The “unfair discrimination” test applies to Classes of Claims or Interests that are of equal priority and are receiving different treatment under the Plan. A chapter 11 plan does not discriminate unfairly, within the meaning of the Bankruptcy Code, if the legal rights of a dissenting Class are treated in a manner consistent with the treatment of other Classes whose legal rights are substantially similar to those of the dissenting Class and if no Class of Claims or Interests receives more than it legally is entitled to receive for its Claims or Interests. This test does not require that the treatment be the same or equivalent, but that such treatment is “fair.”

The Debtor believes the Plan satisfies the “unfair discrimination” test. Claims of equal priority are receiving comparable treatment and such treatment is fair under the circumstances.

(b)	Fair and Equitable Test

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100% of the allowed amount of the claims in such class. As to dissenting classes, the test sets different standards depending on the type of claims in such class. The Debtor believes that the Plan satisfies the “fair and equitable” test as further explained below.

(i)	Other Secured Creditors

The Bankruptcy Code provides that each holder of an impaired secured claim either (i) retains its liens on the property to the extent of the allowed amount of its secured claim and receives deferred cash payments having a value, as of the effective date, of at least the allowed amount of such claim, (ii) has the right to credit bid the amount of its claim if its property is sold and retains its liens on the proceeds of the sale or (iii) receives the “indubitable equivalent” of its allowed secured claim.

On the Effective Date, each holder of an Allowed Other Secured Claim will receive at the option of the Reorganized Debtor: (i) Cash in an amount equal to the Allowed amount of such Claim, (ii) Reinstatement or such other treatment sufficient to render such holder’s Allowed Other Secured Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code, or (iii) return of the applicable Collateral in satisfaction of the Allowed amount of such Other Secured Claim.

Accordingly, the Plan meets the “fair and equitable” test with respect to secured creditors.

(ii)	Unsecured Creditors

The Bankruptcy Code provides that either (i) each holder of an impaired unsecured claim receives or retains under the plan of reorganization, property of a value equal to the amount of its allowed claim or (ii) the holders of claims and equity interests that are junior to the claims of the dissenting class will not receive any property under the plan of reorganization.

The Plan provides that the holders of General Unsecured Claims in Class 7 will receive a full recovery.

Accordingly, the Plan meets the “fair and equitable” test with respect to unsecured creditors.

XIV.

ALTERNATIVES TO CONFIRMATION AND

CONSUMMATION OF PLAN

The Debtor has evaluated several alternatives to the Plan. After studying these alternatives, the Debtor has concluded that the Plan is the best alternative and will maximize recoveries to parties in interest, assuming confirmation and consummation of the Plan. If the Plan is not confirmed and consummated, the alternatives to the Plan are (i) the preparation and presentation of an alternative plan of reorganization, (ii) a sale of some or all of the Debtor’s assets pursuant to section 363 of the Bankruptcy Code, or (iii) a liquidation under chapter 7 of the Bankruptcy Code.

A.	Alternative Plan of Reorganization

If the Plan is not confirmed, the Debtor (or if the Debtor’s exclusive period in which to file a plan of reorganization has expired, any other party in interest) could attempt to formulate a different plan. Such a plan might involve either a reorganization and continuation of the Debtor’s business or an orderly liquidation of its assets. The Debtor, however, submits that the Plan, as described herein, enables its creditors to realize the most value under the circumstances.

B.	Sale Under Section 363 of Bankruptcy Code

If the Plan is not confirmed, the Debtor could seek from the Bankruptcy Court, after notice and a hearing, authorization to sell its assets under section 363 of the Bankruptcy Code. Upon analysis and consideration of this alternative, the Debtor does not believe a sale of its assets under section 363 of the Bankruptcy Code would yield a higher recovery for holders of Claims than the Plan.

C.	Liquidation Under Chapter 7 or Applicable Non-Bankruptcy Law

If no plan can be confirmed, the Chapter 11 Case may be converted to a case under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtor for distribution to its creditors in accordance with the priorities established by the Bankruptcy Code. The effect a chapter 7 liquidation would have on the recovery of holders of Allowed Claims and Interests is set forth in the Liquidation Analysis attached hereto as Exhibit J.

As noted in Article XIII of this Disclosure Statement, the Debtor believes that liquidation under chapter 7 would result in smaller distributions to creditors than those provided for in the Plan because of the delay resulting from the conversion of the cases and the additional administrative expenses associated with the appointment of a trustee and the trustee’s retention of professionals who would be required to become familiar with the many legal and factual issues in the Debtor’s Chapter 11 Case.

XV.

CONCLUSION AND RECOMMENDATION

The Debtor and the Affiliate Co-Plan Proponents believe the Plan is in the best interests of all stakeholders and urge the holders of Claims and Interests in Classes 4, 5, and 6 to vote in favor thereof.

Dated:     November 6, 2017

THE DEBTOR

Walter Investment Management Corp.

By: /s/ Cheryl A. Collins
Name: Cheryl A. Collins
Title: Authorized Officer

Signature Page for Disclosure Statement for Prepackaged Chapter 11 Plan of Reorganization of Walter Investment Management Corp. and the Affiliate Co-Plan Proponents

AS AFFILIATE CO-PLAN PROPONENT

Ditech Financial LLC

DF Insurance Agency LLC

Green Tree Credit Solutions LLC

Green Tree Insurance Agency of Nevada, Inc.

Green Tree Investment Holdings III LLC

Green Tree Servicing Corp.

Reverse Mortgage Solutions, Inc.

Walter Management Holding Company LLC

Walter Reverse Acquisition LLC

By:	/s/ Cheryl A. Collins
Name:	Cheryl A. Collins
Title:	Authorized Officer

AS AFFILIATE CO-PLAN PROPONENT

Green Tree Credit LLC

By:	/s/ Kimberly A. Perez
Name: Kimberly A. Perez
Title: Authorized Officer

Signature Page for Disclosure Statement for Prepackaged Chapter 11 Plan of Reorganization of Walter Investment Management Corp. and the Affiliate Co-Plan Proponents

AS AFFILIATE CO-PLAN PROPONENT

Green Tree Investment Management LLC

By:	/s/ Jeanetta Brown
Name: Jeanetta Brown
Title: Authorized Officer

Signature Page for Disclosure Statement for Prepackaged Chapter 11 Plan of Reorganization of Walter Investment Management Corp. and the Affiliate Co-Plan Proponents

AS AFFILIATE CO-PLAN PROPONENT

Mortgage Asset Systems, LLC

REO Management Solutions, LLC

By:	/s/ Alan Clark
Name: Alan Clark
Title: Authorized Officer

Signature Page for Disclosure Statement for Prepackaged Chapter 11 Plan of Reorganization of Walter Investment Management Corp. and the Affiliate Co-Plan Proponents

Exhibit A

The Prepackaged Plan

Exhibit A

THIS CHAPTER 11 PLAN IS BEING SOLICITED FOR ACCEPTANCE OR REJECTION IN ACCORDANCE WITH BANKRUPTCY CODE SECTION 1125 AND WITHIN THE MEANING OF BANKRUPTCY CODE SECTION 1126. THIS CHAPTER 11 PLAN WILL BE SUBMITTED TO THE BANKRUPTCY COURT FOR APPROVAL FOLLOWING SOLICITATION AND THE COMMENCEMENT OF THE DEBTOR’S CHAPTER 11 CASE.

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

In re: WALTER INVESTMENT MANAGEMENT CORP., Debtor.[1]

Chapter 11 (Voluntary)

IMPORTANT: No chapter 11 case has been commenced as of the date of distribution of this Prepackaged Chapter 11 Plan. This Prepackaged Chapter 11 Plan is distributed to you as part of a prepetition solicitation of your vote on this Prepackaged Chapter 11 Plan.

PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION OF WALTER INVESTMENT

MANAGEMENT CORP. AND THE AFFILIATE CO-PLAN PROPONENTS

WEIL, GOTSHAL & MANGES LLP

Ray C. Schrock, P.C.

Joseph Smolinsky, Esq.

Sunny Singh, Esq.

767 Fifth Avenue

New York, New York 10153

Telephone: (212) 310-8000

Facsimile: (212) 310-8007

Proposed Counsel for Debtor

and Debtor in Possession and

Counsel to Affiliate Co-Plan

Proponents

Dated: November 6, 2017
New York, New York

[1]	The last four digits of the Debtor’s federal tax identification number are 0486. The location of the Debtor’s corporate headquarters is 1100 Virginia Drive, Suite 100, Fort Washington, PA 19034.

i

(continued)

ii

(continued)

iii

(continued)

iv

Walter Investment Management Corp. (“WIMC” or the “Debtor”) and the Affiliate Co-Plan Proponents propose the following chapter 11 plan of reorganization pursuant to section 1121(a) of the Bankruptcy Code. Capitalized terms used herein shall have the meanings set forth in Article I.A.

ARTICLE I DEFINITIONS AND INTERPRETATION.

A. Definitions. The following terms shall have the respective meanings specified below:

1.1 Accepting Class means a Class that votes to accept the Plan in accordance with section 1126 of the Bankruptcy Code.

1.2 Administrative Expense Claim means any right to payment constituting a cost or expense of administration incurred during the Chapter 11 Case of a kind specified under section 503(b) of the Bankruptcy Code and entitled to priority under sections 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including, without limitation, (a) the actual and necessary costs and expenses incurred after the Commencement Date and through the Effective Date of preserving the Estate and operating the businesses of the Debtor; (b) Fee Claims; (c) Restructuring Expenses; and (d) the DIP Claims.

1.3 Affiliate Co-Plan Proponents means Ditech, DF Insurance Agency LLC, Green Tree Credit LLC, Green Tree Credit Solutions LLC, Green Tree Insurance Agency of Nevada, Inc., Green Tree Investment Holdings III LLC, Green Tree Investment Management LLC, Walter Management Holding Company LLC, Green Tree Servicing Corp., Mortgage Asset Systems, LLC, REO Management Solutions, LLC, RMS, and Walter Reverse Acquisition LLC.

1.4 Affiliates means “Affiliates” as such term is defined in section 101(2) of the Bankruptcy Code.

1.5 Allowed means, with reference to any Claim or Interest, a Claim or Interest (a) arising on or before the Effective Date as to which (i) no objection to allowance or priority, and no request for estimation or other challenge, including, without limitation, pursuant to section 502(d) of the Bankruptcy Code or otherwise, has been interposed and not withdrawn within the applicable period fixed by the Plan or applicable law, or (ii) any objection has been determined in favor of the holder of the Claim or Interest by a Final Order, (b) that is compromised, settled, or otherwise resolved pursuant to the authority of the Debtor or Reorganized Debtor, (c) as to which the liability of the Debtor or Reorganized Debtor, as applicable, and the amount thereof is determined by a Final Order of a court of competent jurisdiction, or (d) expressly allowed hereunder; provided that, notwithstanding the foregoing, (x) unless expressly waived by the Plan, the Allowed amount of Claims or Interests shall be subject to and shall not exceed the limitations or maximum amounts permitted by the Bankruptcy Code, including sections 502 or 503 of the Bankruptcy Code, to the extent applicable, and (y) the Reorganized Debtor shall retain all claims and defenses with respect to Allowed Claims that are Reinstated or otherwise Unimpaired pursuant to the Plan.

1.6 Allowed Senior Notes Claim means “Allowed Senior Notes Claim” as such term is defined in Section 4.5(b) of the Plan.

1.7 Amended and Restated Credit Facility means the credit facility available under the Amended and Restated Credit Facility Agreement in an aggregate principal amount equal to (i) the Prepetition Term Loans outstanding under the Prepetition Credit Agreement as of the Effective Date and (ii) any accrued and unpaid interest under the Prepetition Credit Agreement as of the Effective Date, with Reorganized WIMC, as borrower, in accordance with and subject to the terms and conditions of the Amended and Restated Credit Facility Documents.

1.8 Amended and Restated Credit Facility Agent means Credit Suisse AG, solely in its capacity as administrative agent under the Amended and Restated Credit Facility Agreement, and its successors and assigns.

1.9 Amended and Restated Credit Facility Agreement means the Prepetition Credit Agreement, as amended and restated, dated as of the Effective Date, between Reorganized WIMC, as borrower, the guarantors named therein, Credit Suisse AG as administrative agent, and the Term Lenders, which shall be substantially in the form attached at Exhibit F to the Disclosure Statement.

1.10 Amended and Restated Credit Facility Documents means collectively, the Amended and Restated Credit Facility Agreement and each other agreement, security agreement, pledge agreement, Collateral assignment, mortgage, control agreement, guarantee, certificate, document or instrument executed and/or delivered in connection with any of the foregoing, whether or not specifically mentioned herein or therein, as the same may be modified, amended, restated, supplemented or replaced from time to time.

1.11 Amended Organizational Documents means the form of certificate of incorporation and other forms of organizational documents and bylaws for the Reorganized Debtor. To the extent such Amended Organizational Documents reflect material changes to the Debtor’s existing forms of organization documents and bylaws, draft forms of such Amended Organizational Documents will be included in the Plan Supplement.

1.12 Articles Supplementary for the Mandatorily Convertible Preferred Stock means the articles supplementary setting forth the terms of the Mandatorily Convertible Preferred Stock, the form of which shall be filed as part of the Plan Supplement.

1.13 Asset means all of the right, title, and interest of the Debtor in and to property of whatever type or nature (including, without limitation, real, personal, mixed, intellectual, tangible, and intangible property).

1.14 Bankruptcy Code means title 11 of the United States Code, 11 U.S.C. § 101, et seq., as amended from time to time, as applicable to the Chapter 11 Case.

1.15 Bankruptcy Court means the United States Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 Case or any other court having jurisdiction over the Chapter 11 Case, including, to the extent of the withdrawal of any reference under 28 U.S.C. § 157, the United States District Court for the Southern District of New York.

1.16 Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code and any Local Bankruptcy Rules of the Bankruptcy Court, in each case, as amended from time to time and applicable to the Chapter 11 Case.

1.17 Benefit Plans means each (i) “employee benefit plan,” as defined in section 3(3) of ERISA and (ii) all other pension, retirement, bonus, incentive, health, life, disability, group insurance, vacation, holiday and fringe benefit plan, program, contract, or arrangement (whether written or unwritten) maintained, contributed to, or required to be contributed to, by the Debtor for the benefit of any of its current or former employees or independent contractors, other than those that entitle employees to, or that otherwise give rise to, Interests, or consideration based on the value of Interests, in the Debtor.

2

1.18 Business Day means any day other than a Saturday, a Sunday, or any other day on which banking institutions in New York, New York are required or authorized to close by law or executive order.

1.19 Cash means legal tender of the United States of America.

1.20 Causes of Action means any action, claim, cross-claim, third-party claim, cause of action, controversy, demand, right, lien, indemnity, guaranty, suit, obligation, liability, loss, debt, damage, judgment, account, defense, remedies, offset, power, privilege, license and franchise of any kind or character whatsoever, known, unknown, foreseen or unforeseen, existing or hereafter arising, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Commencement Date, in contract or in tort, in law or in equity or pursuant to any other theory of law (including, without limitation, under any state or federal securities laws). Causes of Action also includes: (a) any right of setoff, counterclaim or recoupment and any claim for breach of contract or for breach of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) any claim or defense including fraud, mistake, duress and usury and any other defenses set forth in section 558 of the Bankruptcy Code; and (e) any state law fraudulent transfer claim.

1.21 Chapter 11 Case means the case under chapter 11 of the Bankruptcy Code commenced by WIMC in the Bankruptcy Court and styled as In re Walter Investment Management Corp.

1.22 Claim has the meaning set forth in section 101(5) of the Bankruptcy Code, as against any Debtor.

1.23 Class means any group of Claims or Interests classified as set forth in Article III of the Plan pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code.

1.24 Collateral means any Asset of the Estate that is subject to a Lien securing the payment or performance of a Claim, which Lien is not invalid and has not been avoided under the Bankruptcy Code or applicable nonbankruptcy law.

1.25 Commencement Date means the date on which the Debtor commenced its Chapter 11 Case.

1.26 Confirmation Date means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order.

1.27 Confirmation Hearing means the hearing to be held by the Bankruptcy Court to consider confirmation of the Plan, as such hearing may be adjourned or continued from time to time.

1.28 Confirmation Order means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

1.29 Consenting Senior Noteholders means the Senior Noteholders that are party to the Senior Noteholder RSA together with their respective successors and permitted assigns and any subsequent Senior Noteholders that become party to the RSA in accordance with the terms of the Senior Noteholder RSA.

3

1.30 Consenting Term Lenders means the Term Lenders that are party to the Term Lender RSA together with their respective successors and permitted assigns and any subsequent Term Lenders that become party to the Term Lender RSA in accordance with the terms of the Term Lender RSA.

1.31 Convertible Noteholders means the holders of Convertible Notes, in their respective capacities as such.

1.32 Convertible Notes means the 4.50% convertible senior subordinated notes issued pursuant to the Prepetition Convertible Notes Indenture.

1.33 Convertible Notes Claims means any Claims arising from or in connection to the Prepetition Convertible Notes Indenture.

1.34 Convertible Notes Trustee means Wells Fargo Bank, N.A., solely in its capacity as trustee under the Prepetition Convertible Notes Indenture, and its successors and assigns.

1.35 Cure means the payment of Cash by the Debtor, or the distribution of other property (as the parties may agree or the Bankruptcy Court may order), as necessary to (a) cure a monetary default by the Debtor in accordance with the terms of an executory contract or unexpired lease of the Debtor, and (b) permit the Debtor to assume such executory contract or unexpired lease pursuant to section 365 of the Bankruptcy Code.

1.36 Cure Dispute means a pending objection relating to assumption of an executory contract or unexpired lease pursuant to section 365 of the Bankruptcy Code.

1.37 Debtor has the meaning set forth in the introductory paragraph of the Plan.

1.38 Debtor in Possession means the Debtor in its capacity as debtor in possession in the Chapter 11 Case pursuant to sections 1101, 1107(a) and 1108 of the Bankruptcy Code.

1.39 Definitive Documents means this Plan and the documents (including any related orders, agreements, instruments, schedules or exhibits) that are contemplated by the Plan and that are otherwise necessary or desirable to implement, or otherwise relate to the Plan, including, but not necessarily limited to: (a) the documents to be filed in the Plan Supplement; (b) the Amended and Restated Credit Facility Documents; (c) the New Second Lien Notes Documents; (d) the New Intercreditor Agreement; (e) the Disclosure Statement; (f) any motion seeking the approval of the adequacy of the Disclosure Statement and solicitation of the Plan; (g) the Confirmation Order; (h) the motion for use of cash collateral and to incur postpetition financing and any credit agreement with respect thereto; (i) any orders authorizing WIMC to continue to access cash collateral and incur any postpetition financing on an interim basis or final basis (including the DIP Orders); (j) the post-Effective Date organizational documents for WIMC, shareholder-related agreements, or other related documents (including the Mandatorily Convertible Preferred Stock, the Articles Supplementary for the Mandatorily Convertible Preferred Stock, the New Warrants, the New Warrant Agreements, and the Amended Organizational Documents); (k) the DIP Warehouse Facility Agreements, the DIP Guaranties, and the DIP Warehouse Master Refinancing Agreement; (l) the Exit Warehouse Facilities Documents; and (m) the definitive documentation with respect to the Management Incentive Plan (to the extent the terms, conditions, and definitive documentation relating to the Management Incentive Plan have been finalized prior to the Effective Date).

1.40 DIP Claims means all Claims held by the DIP Lenders on account of, arising under or relating to the DIP Guaranties, the DIP Warehouse Facilities, or the DIP Orders.

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1.41 DIP Guaranties means the guaranties of the Debtor, in form and substance acceptable to the DIP Lenders, with respect to each DIP Warehouse Facility Agreement, the Existing Lenders’ MSFTAs (as defined in the New Warehouse Facilities Term Sheet) and the DIP Warehouse Master Refinancing Agreement.

1.42 DIP Lenders means the Persons party to the DIP Warehouse Facility Agreements as “Lenders”, “Buyers”, “Administrative Agent”, “Credit Parties” and/or similar terms thereunder, and each of their respective successors and permitted assigns.

1.43 DIP Orders means the interim and final order(s) of the Bankruptcy Court authorizing, as the case may be, among other things, the Debtor to enter into the DIP Guaranties, DIP Warehouse Master Refinancing Agreement, and granting certain rights, protections, and claims to and for the benefit of the DIP Lenders consistent with the New Warehouse Facilities Term Sheet, which orders shall be in form and substance acceptable to the DIP Lenders and the Debtor, and acceptable in all material respects to the Requisite RSA Parties.

1.44 DIP Warehouse Facilities means warehouse facilities governed by the DIP Warehouse Facility Agreements.

1.45 DIP Warehouse Facility Agreements mean, collectively, (i) the New Forward Origination Facility Agreement between Ditech and the DIP Lenders, (ii) the New Reverse Mortgage Facility Agreement between RMS and the DIP Lenders, and (iii) the New Servicing Advance Facility Agreement between Ditech and the DIP Lenders (each as defined in the New Warehouse Facilities Term Sheet).

1.46 DIP Warehouse Master Refinancing Agreement means that certain Master Refinancing Agreement (as defined in the New Warehouse Facilities Term Sheet), by and among, Ditech and RMS, as borrowers, WIMC, as guarantor, and the DIP Lenders (as may be amended, restated, amended and restated, supplemented, or modified from time to time, solely in accordance with the terms thereof) and containing terms consistent with the New Warehouse Facilities Term Sheet, which shall be in form and substance acceptable to the DIP Lenders, the Debtor, Ditech, and RMS, and acceptable in all material respects to the Requisite RSA Parties, which Master Refinancing Agreement shall be terminated on the Effective Date.

1.47 Disallowed means, with respect to any Claim or Interest, that such Claim or Interest has been determined by a Final Order or specified in a provision of the Plan not to be Allowed.

1.48 Disbursing Agent means any Entity (including the Debtor if it acts in such capacity) in its capacity as a disbursing agent under Article VI of the Plan.

1.49 Disclosure Statement means the disclosure statement filed by the Debtor in support of the Plan, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code.

1.50 Disputed means with respect to a Claim or Interest, that (a) is neither Allowed nor Disallowed under the Plan or a Final Order, nor deemed Allowed under sections 502, 503, or 1111 of the Bankruptcy Code, or (b) the Debtor or any party in interest has interposed a timely objection or request for estimation, and such objection or request for estimation has not been withdrawn or determined by a Final Order. If the Debtor disputes only a portion of a Claim, such Claim shall be deemed Allowed in any amount the Debtor does not dispute, and Disputed as to the balance of such Claim.

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1.51 Distribution Record Date means the Effective Date or such other date as agreed upon among the Debtor, the Requisite Term Lenders, and the Prepetition Administrative Agent.

1.52 Ditech means Ditech Financial LLC, an indirect wholly owned subsidiary of WIMC.

1.53 DTC means the Depository Trust Company.

1.54 Effective Date means the date on which all conditions to the effectiveness of the Plan set forth in Article IX hereof have been satisfied or waived in accordance with the terms of the Plan.

1.55 Employee Arrangements shall have the meaning ascribed to such term in Section 5.14 of the Plan.

1.56 Entity means an individual, corporation, partnership, limited partnership, limited liability company, association, joint stock company, joint venture, estate, trust, unincorporated organization, government unit (as defined in section 101(27) of the Bankruptcy Code) or any political subdivision thereof, or other person (as defined in section 101(41) of the Bankruptcy Code) or other entity.

1.57 ERISA means the Employee Retirement Income Security Act of 1974, as amended.

1.58 Estate means the estate of the Debtor created under section 541 of the Bankruptcy Code.

1.59 Exchange Act means the Securities Exchange Act of 1934, as amended.

1.60 Exculpated Parties means collectively the: (a) Debtor and its direct and indirect subsidiaries, including the Affiliate Co-Plan Proponents; (b) Consenting Term Lenders; (c) Prepetition Administrative Agent; (d) Consenting Senior Noteholders; (e) Prepetition Senior Notes Trustee, (f) the DIP Lenders, and (g) Related Parties for each of the foregoing.

1.61 Existing Equity Interests means any common stock in WIMC pursuant to WIMC’s certificate of incorporation or otherwise that is issued and outstanding as of the Commencement Date.

1.62 Exit Guaranties means the guaranties of the Debtor, in form and substance acceptable to the Exit Warehouse Facilities Lenders, with respect to each Exit Warehouse Facilities Agreements (other than the New Servicing Advance Facility Agreements, as defined in the New Warehouse Facilities Term Sheet).

1.63 Exit Warehouse Facilities means the DIP Warehouse Facilities that are continued, replaced, rolled over, or otherwise satisfied without impairing the rights of holders of Claims under such facilities, and shall be in form and substance acceptable to the DIP Lenders and the Debtor; provided that, the Debtor shall not guarantee nor be deemed to guarantee the New Servicing Advance Facility Agreement following the Effective Date; provided further, that any post-Effective Date guarantee (if any) by the Debtor with respect to the New Forward Origination Facility Agreement and/or the New Reverse Mortgage Facility Agreement shall be consistent with and subject to the Amended and Restated Credit Facility Agreement.

1.64 Exit Warehouse Facilities Agreements means, upon the occurrence of the Effective Date, those certain agreements governing the Exit Warehouse Facilities, including, without limitation, the DIP Warehouse Facility Agreements (as may be amended, restated, amended and restated, supplemented, replaced or modified from time to time) and containing terms consistent with the New Warehouse Facilities Term Sheet, and which shall be in form and substance acceptable to the Exit Warehouse

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Facilities Lenders, the Debtor, Ditech and RMS, and acceptable in all material respects to the Requisite RSA Parties; provided that, the Debtor shall not guarantee nor be deemed to guarantee the New Servicing Advance Facility Agreement following the Effective Date; provided further, that any post-Effective Date guarantee (if any) by the Debtor with respect to the New Forward Origination Facility Agreement and/or the New Reverse Mortgage Facility Agreement shall be consistent with and subject to the Amended and Restated Credit Facility Agreement.

1.65 Exit Warehouse Facilities Documents means, collectively, the Exit Warehouse Facilities Agreements and each other agreement, security agreement, pledge agreement, Collateral assignments, mortgages, control agreements, guarantee, certificate, document or instrument executed and/or delivered in connection with any of the foregoing, whether or not specifically mentioned herein or therein, as the same may be modified, amended, restated, supplemented or replaced from time to time and which shall be in form and substance consistent with the New Warehouse Facilities Term Sheet and otherwise acceptable to the Exit Warehouse Facilities Lenders, the Debtor, Ditech and RMS, and acceptable in all material respects to the Requisite RSA Parties.

1.66 Exit Warehouse Facilities Fees means the fees payable on the Effective Date to the Exit Warehouse Facilities Lenders, in accordance with the Exit Warehouse Facilities Agreements.

1.67 Exit Warehouse Facilities Lenders means the Persons party to the Exit Warehouse Facilities Agreements as “Lenders”, “Buyers”, “Administrative Agent”, “Credit Parties” and/or similar terms thereunder, and each of their respective successors and permitted assigns.

1.68 Fee Claim means a Claim for professional services rendered or costs incurred on or after the Commencement Date through the Effective Date by professional persons retained by the Debtor by an order of the Bankruptcy Court pursuant to sections 327, 328, 329, 330, 331, or 503(b) of the Bankruptcy Code in the Chapter 11 Case.

1.69 Final Order means an order or judgment of a court of competent jurisdiction that has been entered on the docket maintained by the clerk of such court, which has not been reversed, vacated or stayed and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for a new trial, reargument, or rehearing shall then be pending, or (b) if an appeal, writ of certiorari, new trial, reargument, or rehearing thereof has been sought, such order or judgment shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, reargument, or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, reargument, or rehearing shall have expired; provided that, no order or judgment shall fail to be a “Final Order” solely because of the possibility that a motion under Rules 59 or 60 of the Federal Rules of Civil Procedure or any analogous Bankruptcy Rule (or any analogous rules applicable in another court of competent jurisdiction) or sections 502(j) or 1144 of the Bankruptcy Code has been or may be filed with respect to such order or judgment.

1.70 General Unsecured Claim means any Claim against the Debtor (other than the Senior Notes Claims, the Convertible Notes Claims or any Intercompany Claims) as of the Commencement Date that is neither secured by Collateral nor entitled to priority under the Bankruptcy Code or any order of the Bankruptcy Court.

1.71 Impaired means, with respect to a Claim, Interest, or Class of Claims or Interests, “impaired” within the meaning of sections 1123(a)(4) and 1124 of the Bankruptcy Code.

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1.72 Insured Claims means any Claim or portion of a Claim that is, or may be, insured under any of the Debtor’s insurance policies.

1.73 Intercompany Claim means any Claim against WIMC held by a direct or indirect subsidiary of WIMC.

1.74 Interests means any equity security (as defined in section 101(16) of the Bankruptcy Code) of the Debtor, including all shares, common stock, preferred stock, or other instrument evidencing any fixed or contingent ownership interest in the Debtor, whether or not transferable, and any option, warrant, or other right, including restricted stock units, contractual or otherwise, to acquire or receive consideration based on any such interest in the Debtor, whether fully vested or vesting in the future, including, without limitation, equity or equity-based incentives, grants, or other instruments issued, granted or promised to be granted to current or former employees, directors, officers, or contractors of the Debtor, to acquire any such interests in a Debtor that existed immediately before the Effective Date.

1.75 Lien has the meaning set forth in section 101(37) of the Bankruptcy Code.

1.76 Management Incentive Plan means a post-emergence management incentive plan, under which 10% of the New Common Stock (after taking into account the shares to be issued under the Management Incentive Plan) will be reserved for issuance as awards on terms and conditions described in and consistent with the Management Incentive Plan Term Sheet (to the extent that a Management Incentive Plan Term Sheet is finalized) and adopted by the New Board.

1.77 Management Incentive Plan Term Sheet means the term sheet for the Management Incentive Plan included in the Plan Supplement, if agreed by such time among the Debtor and the Requisite Senior Noteholders.

1.78 Mandatorily Convertible Preferred Stock means the shares of preferred stock with a per share face amount of $1,000 issued by Reorganized WIMC authorized pursuant to the Amended Organizational Documents of Reorganized WIMC, and all of which shall be deemed validly issued, fully-paid, and non-assessable.

1.79 New Board means the new board of directors of Reorganized WIMC.

1.80 New Common Stock means the shares of common stock, par value $.01 per share issued by Reorganized WIMC authorized pursuant to the Amended Organizational Documents of Reorganized WIMC, and all of which shall be deemed validly issued, fully-paid, and non-assessable.

1.81 New Intercreditor Agreement means that certain intercreditor agreement, to be entered into on the Effective Date, by and between the Amended and Restated Credit Facility Agent and the New Second Lien Notes Trustee, substantially in the form to be contained in the Plan Supplement, the terms of which shall be acceptable to the Requisite RSA Parties.

1.82 New Second Lien Notes means the 9.0% second lien PIK toggle notes due 2024 to be issued by Reorganized WIMC in the principal amount of two hundred fifty million dollars ($250,000,000), pursuant to the New Second Lien Notes Indenture.

1.83 New Second Lien Notes Documents means, collectively, the New Second Lien Notes Indenture, the New Second Lien Notes, and each other agreement, security agreement, pledge agreement, Collateral assignments, mortgages, control agreements, guarantee, certificate, document or instrument executed and/or delivered in connection with any of the foregoing, whether or not specifically mentioned herein or therein, as the same may be modified, amended, restated, supplemented or replaced from time to time.

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1.84 New Second Lien Notes Indenture means that certain indenture dated as of the Effective Date, with the Reorganized Debtor, as issuer, in accordance with and subject to the terms and conditions of the New Second Lien Notes Documents.

1.85 New Second Lien Notes Trustee means Wilmington Savings Fund Society, FSB, solely in its capacity as trustee and collateral agent under the New Second Lien Notes Indenture.

1.86 New Warehouse Facilities Term Sheet means the term sheet for the DIP Warehouse Facilities and the Exit Warehouse Facilities annexed to the Disclosure Statement as Exhibit A to Exhibit E.

1.87 New Warrant Agreements means the documents governing the New Warrants, the form of which shall be filed as part of the Plan Supplement.

1.88 New Warrants means the two tranches of ten (10) year warrants issued in accordance with the Plan, as more fully set forth in the New Warrant Agreements.

1.89 Other Interests means any Interest in WIMC other than an Existing Equity Interest.

1.90 Other Secured Claim means a Secured Claim, other than an Administrative Expense Claim, a Priority Tax Claim, a Term Loan Claim, or a Revolving Loan Claim.

1.91 Person means any individual, corporation, partnership, limited liability company, association, indenture trustee, organization, joint stock company, joint venture, estate, trust, Governmental Unit or any political subdivision thereof, or any other Entity.

1.92 Plan means this prepackaged chapter 11 plan, including all appendices, exhibits, schedules, and supplements hereto (including, without limitation, any appendices, schedules, and supplements to the Plan contained in the Plan Supplement), as the same may be amended, supplemented, or modified from time to time in accordance with the provisions of the Bankruptcy Code and the terms hereof.

1.93 Plan Supplement means a supplemental appendix to the Plan containing, among other things, forms of documents, schedules, and exhibits to the Plan to be filed with the Court, including, but not limited to, the following: (a) Amended Organizational Documents (to the extent such Amended Organizational Documents reflect material changes from the Debtor’s existing organizational documents and bylaws), (b) Amended and Restated Credit Facility Agreement, (c) New Intercreditor Agreement, (d) the New Second Lien Notes and the New Second Lien Notes Documents, (e) Articles Supplementary for the Mandatorily Convertible Preferred Stock, (f) the New Warrant Agreements, (g) Exit Warehouse Facilities Agreements, (h) Registration Rights Agreement, (i) Management Incentive Plan Term Sheet, if agreed, (j) schedule of retained causes of action, (k) schedule of rejected contracts, and (l) to the extent known, information required to be disclosed in accordance with section 1129(a)(5) of the Bankruptcy Code; provided that, through the Effective Date, the Debtor shall have the right to amend the Plan Supplement and any schedules, exhibits, or amendments thereto, in accordance with the terms of the Plan and the Restructuring Support Agreements and the New Warehouse Facilities Term Sheet. The Plan Supplement shall be filed with the Bankruptcy Court not later than seven (7) calendar days prior to the deadline to object to the Plan.

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1.94 Prepetition Administrative Agent means Credit Suisse AG, solely in its capacity as administrative agent under the Prepetition Credit Agreement, and its successors and assigns.

1.95 Prepetition Convertible Notes Indenture means that certain indenture dated as of January 13, 2012 between WIMC, the guarantors named therein, and the Convertible Notes Trustee, as supplemented by the First Supplemental Indenture dated as of October 23, 2012, and as further amended, modified, or supplemented from time to time prior to the Commencement Date.

1.96 Prepetition Credit Agreement means that certain Amended and Restated Credit Facility Agreement, dated as of December 19, 2013, by and among WIMC, as the borrower, each of the other loan parties named therein, the Prepetition Administrative Agent and the other lenders party thereto, as amended, modified, or supplemented from time to time prior to the Commencement Date.

1.97 Prepetition Senior Notes Indenture means that certain indenture dated as of December 17, 2013 between WIMC, the guarantors named therein, and the Prepetition Senior Notes Trustee, as amended, modified, or supplemented from time to time prior to the Commencement Date.

1.98 Prepetition Senior Notes Trustee means Wilmington Savings Fund Society, FSB, solely in its capacity as trustee under the Prepetition Senior Notes Indenture, and its successors and assigns.

1.99 Prepetition Term Loans means “Term Loans” as defined in the Prepetition Credit Agreement.

1.100 Priority Non-Tax Claim means any Claim other than an Administrative Expense Claim or a Priority Tax Claim, entitled to priority in payment as specified in section 507(a) of the Bankruptcy Code.

1.101 Priority Tax Claim means any Secured Claim or unsecured Claim of a governmental unit of the kind entitled to priority in payment as specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.

1.102 Pro Rata means the proportion that an Allowed Claim or Interests in a particular Class bears to the aggregate amount of Allowed Claims or Interests in that Class, or the proportion that Allowed Claims or Interests in a particular Class bear to the aggregate amount of Allowed Claims and Disputed Claims or Allowed Interests and Disputed Interests in a particular Class and other Classes entitled to share in the same recovery as such Class under the Plan.

1.103 Reinstate, Reinstated, or Reinstatement means leaving a Claim Unimpaired under the Plan.

1.104 Related Parties means with respect to any Released Party, such entities’ predecessors, successors and assigns, subsidiaries, affiliates, managed accounts or funds, and all of their respective current and former officers, directors, principals, shareholders (and any fund managers, fiduciaries or other agents of shareholders with any involvement related to the Debtor), members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, and such persons’ respective heirs, executors, estates, servants and nominees; provided that, any person or entity who has asserted or subsequently asserts a Claim against a Released Party shall not be a Related Party with respect to any release provided by such Released Party hereunder.

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1.105 Released Parties means collectively the: (a) Debtor and its direct and indirect subsidiaries, including the Affiliate Co-Plan Proponents; (b) Consenting Term Lenders; (c) Prepetition Administrative Agent; (d) Consenting Senior Noteholders; (e) Prepetition Senior Notes Trustee, (f) the DIP Lenders, (g) each Significant Equity Holder, and (h) Related Parties for each of the foregoing; provided that, Released Parties shall exclude any of the foregoing parties that do not (or are not deemed to) provide the releases under the Plan.

1.106 Reorganized Debtor or Reorganized WIMC means WIMC as reorganized on the Effective Date in accordance with the Plan.

1.107 Requisite RSA Parties means each of the Requisite Term Lenders and the Requisite Senior Noteholders.

1.108 Requisite Senior Noteholders means, as of the date of determination, Consenting Senior Noteholders holding at least a majority in aggregate principal amount outstanding of the Senior Notes held by the Consenting Senior Noteholders as of such date.

1.109 Requisite Term Lenders means, as of the date of determination, Consenting Term Lenders holding at least a majority in aggregate principal amount outstanding of the Prepetition Term Loans held by the Consenting Term Lenders as of such date.

1.110 Restructuring Expenses means with respect to (i) the Requisite Term Lenders, the reasonable fees, costs, and expenses of (a) Kirkland & Ellis LLP, (b) one law firm acting as local counsel (if any), and (c) FTI Consulting Inc.; (ii) the Prepetition Administrative Agent, the reasonable fees, costs, and expenses of: (a) the Prepetition Administrative Agent, (b) Davis Polk & Wardwell LLP, as counsel to the Prepetition Administrative Agent and (c) one law firm acting as local counsel (if any), in each case, in accordance with the Prepetition Credit Agreement; (iii) the Requisite Senior Noteholders, the reasonable fees, costs, and expenses of: (a) Milbank, Tweed, Hadley & McCloy LLP, (b) one law firm acting as local counsel (if any), and (c) Moelis & Company, in each case, pursuant to the terms of their respective engagement letters with WIMC; (iv) all prepetition and postpetition reasonable and documented out-of-pocket expenses of any Consenting Senior Noteholder (excluding any individual Consenting Senior Noteholder’s attorneys’ fees or expenses), if any, but not exceeding $200,000 in the aggregate for all Consenting Senior Noteholders; (v) the Prepetition Senior Notes Trustee, the reasonable fees, costs, and expenses of: (a) the Prepetition Senior Notes Trustee, (b) Pryor Cashman LLP, as counsel to the Prepetition Senior Notes Trustee and (c) one law firm acting as local counsel (if any), in each case, in accordance with the Prepetition Senior Notes Indenture; and (vi) the DIP Lenders, fees, costs and expenses to the extent reimbursable pursuant to the terms of any of the DIP Warehouse Facilities Agreements, the DIP Guaranties, or the DIP Warehouse Master Refinancing Agreement.

1.111 Restructuring Support Agreements mean the Term Lender RSA and the Senior Noteholder RSA.

1.112 Restructuring Term Sheet means the term sheet attached as an exhibit to the Term Lender RSA and the Senior Noteholder RSA.

1.113 Revolving Credit Facility means “Revolving Credit Facility” as defined in the Prepetition Credit Agreement.

1.114 Revolving Loan Claims mean any Claims arising from or in connection to the Revolving Credit Facility.

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1.115 RMS means Reverse Mortgage Solutions, Inc., an indirect wholly owned subsidiary of WIMC.

1.116 Secured Claim means a Claim (a) secured by a Lien on Collateral to the extent of the value of such Collateral as (i) set forth in the Plan, (ii) agreed to by the holder of such Claim and the Debtor, or (iii) determined by a Final Order in accordance with section 506(a) of the Bankruptcy Code, or (b) secured by the amount of any right of setoff of the holder thereof in accordance with section 553 of the Bankruptcy Code.

1.117 Security has the meaning set forth in section 101(49) of the Bankruptcy Code.

1.118 Senior Noteholder RSA means that certain restructuring support agreement, dated as of October 20, 2017, by and among the Debtor and the Consenting Senior Noteholders (as may be amended, supplemented, or modified from time to time in accordance with the terms thereof) annexed to the Disclosure Statement as Exhibit C.

1.119 Senior Noteholders means the holders of Senior Notes in their respective capacities as such.

1.120 Senior Notes means the 7.875% Senior Secured Notes due 2021 issued pursuant to the Prepetition Senior Notes Indenture.

1.121 Senior Notes Claims means any Claims arising from or in connection to the Prepetition Senior Notes Indenture, other than Restructuring Expenses.

1.122 Significant Equity Holder means any person, entity or group of affiliated persons and/or entities that, as of the Commencement Date, holds, controls or has the power to vote, in the aggregate, in excess of fifteen percent (15%) of the total outstanding Existing Equity Interests as of such date, and who have executed voluntary releases in favor of the Released Parties prior to the Commencement Date.

1.123 Tax Code means the Internal Revenue Code of 1986, as amended from time to time.

1.124 Term Lender RSA means that certain amended and restated restructuring support agreement, dated as of October 20, 2017, by and among the Debtor and the Consenting Term Lenders (as may be amended, supplemented, or modified from time to time in accordance with the terms thereof) annexed to the Disclosure Statement as Exhibit B.

1.125 Term Lenders means “Term Lenders” as defined in the Prepetition Credit Agreement.

1.126 Term Loan Claims mean any Claims arising from or in connection with the Prepetition Term Loan, other than Restructuring Expenses.

1.127 Unimpaired means, with respect to a Claim, Interest, or Class of Claims or Interests, not “impaired” within the meaning of sections 1123(a)(4) and 1124 of the Bankruptcy Code.

1.128 U.S. Trustee means the United States Trustee for the Southern District of New York.

1.129 Voting Deadline means the date by which all persons or Entities entitled to vote on the Plan must vote to accept or reject the Plan.

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B. Interpretation; Application of Definitions and Rules of Construction.

Unless otherwise specified, all section or exhibit references in the Plan are to the respective section in, or exhibit to, the Plan, as the same may be amended, waived, or modified from time to time. The words “herein,” “hereof,” “hereto,” “hereunder,” and other words of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause contained therein. The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof. For purposes herein: (a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (b) any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (c) unless otherwise specified, all references herein to “Sections” are references to Sections hereof or hereto; (d) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; and (e) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be.

C. Reference to Monetary Figures.

All references in the Plan to monetary figures shall refer to the legal tender of the United States of America, unless otherwise expressly provided.

D. Controlling Document.

Subject to Sections 9.1 and 9.2 of the Plan, in the event of any conflict between the terms and provisions in the Plan (without reference to the Plan Supplement) and the terms and provisions in the Disclosure Statement, the Plan Supplement, any other instrument or document created or executed pursuant to the Plan (including any Definitive Document), or any order (other than the Confirmation Order) referenced in the Plan (or any exhibits, schedules, appendices, supplements, or amendments to any of the foregoing), the Plan (without reference to the Plan Supplement) shall govern and control; provided, however, that, notwithstanding anything herein to the contrary, in the event of a conflict or inconsistency between the terms of the Restructuring Support Agreements and the terms of the Plan, the terms of the Plan shall control; provided, further, that notwithstanding anything herein to the contrary, in the event of a conflict between the Confirmation Order, on the one hand, and any of the Plan, the Plan Supplement, the Definitive Documents, on the other hand, the Confirmation Order shall govern and control in all respects.

ARTICLE II ADMINISTRATIVE EXPENSE AND PRIORITY CLAIMS.

2.1. Administrative Expense Claims.

Except to the extent that a holder of an Allowed Administrative Expense Claim agrees to less favorable treatment, each holder of an Allowed Administrative Expense Claim (other than a Fee Claim, a DIP Claim, or a Restructuring Expense) shall receive, in full and final satisfaction of such Claim, Cash in an amount equal to such Allowed Administrative Expense Claim on, or as soon thereafter as is reasonably practicable, the later of (a) the Effective Date and (b) the first Business Day after the date that is thirty (30) calendar days after the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim; provided that, Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtor, as Debtor in Possession, shall be paid by the Debtor or the Reorganized Debtor in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any course of dealing or agreements governing, instruments evidencing, or other documents relating to such transactions.

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2.2. Fee Claims.

(a) All Entities seeking an award by the Bankruptcy Court of Fee Claims shall file and serve on counsel to the Debtor, the U.S. Trustee, and counsel to the Requisite RSA Parties, on or before the date that is forty-five (45) days after the Effective Date, their respective final applications for allowance of compensation for services rendered and reimbursement of expenses incurred from the Commencement Date through the Effective Date. Objections to any Fee Claims must be filed and served on counsel to the Debtor, counsel to the Requisite RSA Parties, and the requesting party no later than twenty-one (21) calendar days after the filing of the final applications for compensation or reimbursement (unless otherwise agreed by the party requesting compensation of a Fee Claim).

(b) Allowed Fee Claims shall be paid in full, in Cash, in such amounts as are Allowed by the Bankruptcy Court (i) upon the later of (A) the Effective Date and (B) the date upon which a Final Order relating to any such Allowed Fee Claim is entered, in each case, or as soon as reasonably practicable thereafter, or (ii) upon such other terms as may be mutually agreed upon between the holder of such an Allowed Fee Claim and the Debtor or the Reorganized Debtor, as applicable.

(c) The Reorganized Debtor is authorized to pay compensation for services rendered or reimbursement of expenses incurred after the Effective Date in the ordinary course and without the need for Bankruptcy Court approval. On or about the date that is not later than the third Business Day prior to the Effective Date, holders of Fee Claims shall provide a reasonable estimate of such Fee Claims to the Debtor or the Reorganized Debtor, counsel to the Consenting Term Lenders, and counsel to the Consenting Senior Noteholders, and the Debtor or Reorganized Debtor shall either escrow or separately reserve for and segregate such estimated amounts for the benefit of the holders of the Fee Claims until the fee applications related thereto are resolved by Final Order or agreement of the parties.

2.3. Priority Tax Claims.

Except to the extent that a holder of an Allowed Priority Tax Claim agrees to less favorable treatment, each holder of an Allowed Priority Tax Claim shall receive, in full and final satisfaction of such Allowed Priority Tax Claim, at the sole option of the Debtor or the Reorganized Debtor, as applicable Cash in an amount equal to such Allowed Priority Tax Claim on, or as soon thereafter as is reasonably practicable, the later of (a) the Effective Date, to the extent such Claim is an Allowed Priority Tax Claim on the Effective Date, (b) the first Business Day after the date that is thirty (30) calendar days after the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, and (c) the date such Allowed Priority Tax Claim is due and payable in the ordinary course as such obligation becomes due; provided that, the Debtor reserves the right to prepay all or a portion of any such amounts at any time under this option without penalty or premium.

2.4. DIP Claims.

On the Effective Date, subject to the satisfaction or waiver of all conditions precedent to effectiveness herein, the DIP Lenders will receive the treatment provided for in the New Warehouse Facilities Term Sheet, including the payment of the Exit Warehouse Facilities Fees.

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2.5. Restructuring Expenses.

During the period commencing on the Commencement Date through the Effective Date, the Debtor will promptly pay, or cause an Affiliate Co-Plan Proponent to promptly pay, in full in Cash any Restructuring Expenses in accordance with the terms of the Restructuring Support Agreements. Without limiting the foregoing, to the extent that any Restructuring Expenses remain unpaid as of the Business Day prior to the Effective Date, on the Effective Date, the Reorganized Debtor shall pay in full in Cash any outstanding Restructuring Expenses that are invoiced without the requirement for the filing of retention applications, fee applications, or any other applications in the Chapter 11 Case, and without any requirement for further notice or Bankruptcy Court review or approval. For the avoidance of doubt, any Restructuring Expenses invoiced after the Effective Date shall be paid promptly, but no later than ten (10) business days of receiving an invoice.

ARTICLE III CLASSIFICATION OF CLAIMS AND INTERESTS.

3.1. Classification in General.

A Claim or Interest is placed in a particular Class for all purposes, including voting, confirmation, and distribution under the Plan and under sections 1122 and 1123(a)(1) of the Bankruptcy Code; provided that, a Claim or Interest is placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and such Allowed Claim or Allowed Interest has not been satisfied, released, or otherwise settled prior to the Effective Date.

3.2. Summary of Classification.

The following table designates the Classes of Claims against and Interests in the Debtor and specifies which of those Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code, and (c) deemed to accept or reject the Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims have not been classified.

Class	Designation	Treatment	Entitled to Vote
1	Priority Non-Tax Claims	Unimpaired	No (Presumed to accept)
2	Other Secured Claims	Unimpaired	No (Presumed to accept)
3	Revolving Loan Claims	Unimpaired	No (Presumed to accept)
4	Term Loan Claims	Impaired	Yes
5	Senior Notes Claims	Impaired	Yes
6	Convertible Notes Claims	Impaired	Yes
7	General Unsecured Claims	Unimpaired	No (Presumed to accept)
8	Intercompany Claims	Unimpaired	No (Presumed to accept)
9	Existing Equity Interests	Impaired	No (Deemed to reject)
10	Other Interests	Impaired	No (Deemed to reject)

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3.3. Special Provision Governing Unimpaired Claims.

Nothing under the Plan shall affect the rights of the Debtor or the Reorganized Debtor, as applicable, in respect of any Unimpaired Claims, including all rights in respect of legal and equitable defenses to, or setoffs or recoupments against, any such Unimpaired Claims.

3.4. Elimination of Vacant Classes.

Any Class of Claims against or Interests in the Debtor that, as of the commencement of the Confirmation Hearing, does not have at least one holder of a Claim or Interest that is Allowed in an amount greater than zero for voting purposes shall be considered vacant, deemed eliminated from the Plan for purposes of voting to accept or reject the Plan, and disregarded for purposes of determining whether the Plan satisfies section 1129(a)(8) of the Bankruptcy Code with respect to that Class.

ARTICLE IV TREATMENT OF CLAIMS AND INTERESTS.

4.1. Priority Non-Tax Claims (Class 1).

(a) Classification: Class 1 consists of Priority Non-Tax Claims.

(b) Treatment: Except to the extent that a holder of an Allowed Priority Non-Tax Claim against the Debtor agrees to a less favorable treatment of such Claim, in full and final satisfaction of such Allowed Priority Non-Tax Claim, at the sole option of the Debtor or the Reorganized Debtor: (i) each such holder shall receive payment in Cash in an amount equal to such Claim, payable on the later of the Effective Date and the date that is ten (10) Business Days after the date on which such Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim, or as soon thereafter as is reasonably practicable, (ii) such holder’s Allowed Priority Non-Tax Claim shall be Reinstated, or (iii) such holder shall receive such other treatment so as to render such holder’s Allowed Priority Non-Tax Claim Unimpaired.

(c) Voting: Class 1 is Unimpaired, and the holders of Priority Non-Tax Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Priority Non-Tax Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to Priority Non-Tax Claims.

4.2. Other Secured Claims (Class 2).

(a) Classification: Class 2 consists of the Other Secured Claims. To the extent that Other Secured Claims are secured by different Collateral or different interests in the same Collateral, such Claims shall be treated as separate subclasses of Class 2 for purposes of voting to accept or reject the Plan and receiving distributions under the Plan.

(b) Treatment: Except to the extent that a holder of an Allowed Other Secured Claim agrees to different treatment, on the later of the Effective Date and the date that is ten (10) Business Days after the date such Other Secured Claim becomes an Allowed Claim, or as soon thereafter as is reasonably practicable, each holder of an Allowed Other Secured Claim will receive, on account of such Allowed Claim, at the sole option of the Debtor or Reorganized Debtor: (i) Cash in an amount equal to the Allowed amount of such Claim, (ii) Reinstatement of such holder’s Allowed Other Secured Claim, (iii) such other treatment sufficient to render such holder’s Allowed Other Secured Claim Unimpaired, or (iv) return of the applicable Collateral in satisfaction of the Allowed amount of such Other Secured Claim.

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(c) Voting: Class 2 is Unimpaired, and the holders of Other Secured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Other Secured Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Other Secured Claims.

4.3. Revolving Loan Claims (Class 3).

(a) Classification: Class 3 consists of Revolving Loan Claims.

(b) Treatment: Except to the extent that a holder of an Allowed Revolving Loan Claim agrees to different treatment, holders of Revolving Loan Claims will receive, in full and final satisfaction of their Allowed Revolving Loan Claim, (i) payment in Cash in full of its Claim (if any) and termination of all letters of credit issued under the Revolving Credit Facility, which letters of credit will be refinanced, or (ii) such other treatment satisfactory to each holder of an Allowed Revolving Loan Claim, in such holder’s sole discretion.

(c) Voting: Class 3 is Unimpaired, and the holders of Revolving Loan Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Revolving Loan Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Revolving Loan Claims.

4.4. Term Loan Claims (Class 4).

(a) Classification: Class 4 consists of Term Loan Claims.

(b) Allowance: The Term Loan Claims are Allowed pursuant to section 506(a) of the Bankruptcy Code against the Debtor in the aggregate principal amount then outstanding under the Prepetition Credit Agreement as of the Effective Date plus accrued but unpaid interest (excluding default interest), plus any other premiums, fees, costs, or other amounts due but unpaid under the Prepetition Credit Agreement. The Prepetition Administrative Agent and the Term Loan Lenders shall not be required to file proofs of Claim on account of any Term Loan Claims.

(c) Treatment: As of the Effective Date, holders of Term Loan Claims will become bound by the Amended and Restated Credit Facility Agreement and receive, in full and final satisfaction of their Allowed Term Loan Claims on the Effective Date, their Pro Rata share of (i) term loans under the Amended and Restated Credit Facility Agreement (such term loans to be in an aggregate principal amount equal to the outstanding term loans under the Prepetition Credit Agreement) and (ii) any accrued and unpaid interest under the Prepetition Credit Agreement as of the Effective Date. On the Effective Date, the Prepetition Credit Agreement shall be deemed cancelled (except as set forth in Section 5.10 hereof) and replaced by the Amended and Restated Credit Facility Agreement, without the need for any holder of a Term Loan Claim that does not vote for the Plan or votes to reject the Plan executing the Amended and Restated Credit Facility Agreement, and each Lien, mortgage and security interest that secures the obligations arising under the Prepetition Credit Agreement as of the Commencement Date shall be reaffirmed, ratified and deemed granted by the Reorganized Debtor to secure all obligations of the Reorganized Debtor arising under the Amended and Restated Credit Facility Agreement.

(d) Voting: Class 4 is Impaired, and the holders of Term Loan Claims in Class 4 are entitled to vote to accept or reject the Plan.

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4.5. Senior Notes Claims (Class 5).

(a) Classification: Class 5 consists of Senior Notes Claims.

(b) Allowance: The Senior Notes Claims are Allowed against the Debtor in the aggregate principal amount then outstanding under the Senior Notes plus accrued but unpaid interest, plus any other premiums, fees, costs, or other amounts due but unpaid under the Senior Notes, the Prepetition Senior Notes Indenture or any related documents as of the Commencement Date (the “Allowed Senior Notes Claim”). Neither the holders of the Senior Notes Claims or the Prepetition Senior Notes Trustee shall be required to file proofs of Claim on account of any Senior Notes Claim.

(c) Treatment: On the Effective Date, holders of Senior Notes Claims will receive, in full and final satisfaction of their Allowed Senior Notes Claims, their Pro Rata share of (i) New Second Lien Notes, (ii) Mandatorily Convertible Preferred Stock, and (iii) 100% of the New Common Stock issued on the Effective Date, subject to dilution by shares of New Common Stock issuable on conversion of the Mandatorily Convertible Preferred Stock and shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and shares of New Common Stock issued after the Effective Date; provided that, if Class 6 (Convertible Notes Claims) is an Accepting Class, (a) 50% of the New Common Stock that would have otherwise been distributable to Class 5 pursuant to the terms set forth above, shall be distributed to holders of Convertible Notes Claims in accordance with Section 4.6(b) of the Plan, and (b) 50% of the New Common Stock that would have otherwise been distributable to Class 5 pursuant to the terms set forth above, shall be distributed to holders of Existing Equity Interests in accordance with Section 4.9(b) of the Plan. On the Effective Date, the Senior Notes shall be deemed cancelled (except as set forth in Section 5.10 hereof) without further action by or order of the Bankruptcy Court.

(d) Voting: Class 5 is Impaired, and the holders of Senior Notes Claims in Class 5 are entitled to vote to accept or reject the Plan.

4.6. Convertible Notes Claims (Class 6).

(a) Classification: Class 6 consists of Convertible Notes Claims.

(b) Treatment: If Class 6 (Convertible Notes Claims) is an Accepting Class, holders of Senior Notes Claims shall be deemed to have consented to a distribution to holders of Convertible Notes Claims of, and holders of Convertible Notes Claims shall receive on the Effective Date, in full and final satisfaction of their Allowed Convertible Notes Claims, their Pro Rata share of (i) New Common Stock representing, in the aggregate, 50% of the New Common Stock issued on the Effective Date that would have otherwise been distributable to Class 5 pursuant to the terms set forth in Section 4.5(c) hereof, subject to dilution by shares of New Common Stock issuable upon conversion of the Mandatorily Convertible Preferred Stock, shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and shares of New Common Stock issued after the Effective Date, including pursuant to the New Warrants, and (ii) 50% of each tranche of the New Warrants; provided that, if the Class of Convertible Notes Claims is not an Accepting Class, then holders of Convertible Notes Claims will not receive or retain any property under the Plan on account of such Claims. On the Effective Date, the Convertible Notes shall be deemed cancelled (except as set forth in Section 5.10 hereof) without further action by or order of the Bankruptcy Court.

(c) Voting: Class 6 is Impaired, and the holders of Convertible Notes Claims in Class 6 are entitled to vote to accept or reject the Plan.

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4.7. General Unsecured Claims (Class 7).

(a) Classification: Class 7 consists of General Unsecured Claims.

(b) Treatment: Except to the extent that a holder of an Allowed General Unsecured Claim against the Debtor agrees to a less favorable treatment of such Claim or has been paid before the Effective Date, at the sole option of the Debtor or the Reorganized Debtor on and after the Effective Date, (i) the Debtor or Reorganized Debtor will continue to pay or treat each Allowed General Unsecured Claim in the ordinary course of business as if the Chapter 11 Case had not been commenced, or (ii) such holder will receive such other treatment so as to render such holder’s Allowed General Unsecured Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code, in each case subject to all defenses or disputes the Debtor and Reorganized Debtor may assert as to the validity or amount of such Claims, including as provided in Section 10.8 of the Plan; provided that, notwithstanding the foregoing, the Allowed amount of General Unsecured Claims shall be subject to and shall not exceed the limitations or maximum amounts permitted by the Bankruptcy Code, including sections 502 or 503 of the Bankruptcy Code, to the extent applicable. For the avoidance of doubt, any guarantees, indemnification or other credit support by the Debtor in support of its Affiliates or any other Entity shall be treated as not having been accelerated and shall otherwise be continued after the Effective Date in accordance with the terms of such obligation. To the extent that a holder of a General Unsecured Claim against the Debtor agrees to less favorable treatment of such Claim, the Debtor will provide reasonable prior notice to counsel to the Requisite RSA Parties, including a reasonably detailed description of the proposed terms of such less favorable treatment.

(c) Voting: Class 7 is Unimpaired, and the holders of General Unsecured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of General Unsecured Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such General Unsecured Claims.

4.8. Intercompany Claims (Class 8).

(a) Classification: Class 8 consists of Intercompany Claims.

(b) Treatment: On or after the Effective Date, all Intercompany Claims will be paid, adjusted, continued, settled, reinstated, discharged, or eliminated as determined by the Debtor and its Affiliates, in each case to the extent determined to be appropriate by the Debtor or Reorganized Debtor and its Affiliates in their discretion.

(c) Voting: Class 8 is Unimpaired, and the holders of Intercompany Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Intercompany Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Intercompany Claims.

4.9. Existing Equity Interests (Class 9).

(a) Classification: Class 9 consists of Existing Equity Interests.

(b) Treatment: If Class 6 (Convertible Notes Claims) is an Accepting Class, holders of Senior Notes Claims shall be deemed to have consented to a distribution to holders of Existing Equity Interests of, and holders of Existing Equity Interests shall receive on the Effective Date, in full and final satisfaction of their Allowed Existing Equity Interest, their Pro Rata share of (i) New Common Stock representing, in the aggregate, 50% of the New Common Stock issued on the Effective Date that would have otherwise been distributable to Class 5 pursuant to the terms set forth in Section 4.5(c) hereof, subject to

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dilution by shares of New Common Stock issuable upon conversion of the Mandatorily Convertible Preferred Stock, shares of New Common Stock issued or issuable pursuant to the Management Incentive Plan and shares of New Common Stock issued after the Effective Date, including pursuant to the New Warrants, and (ii) 50% of each tranche of the New Warrants; provided that, if the Class of Convertible Notes Claims is not an Accepting Class, then holders of Existing Equity Interests will not receive or retain any property under the Plan on account of such Interests. On the Effective Date, all Interests shall be deemed cancelled (except as set forth in Section 5.10 hereof) without further action by or order of the Bankruptcy Court, and shall be of no further force and effect, whether surrendered for cancellation or otherwise.

(c) Voting: The holders of Existing Equity Interests are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, holders of Existing Equity Interests are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Existing Equity Interests.

4.10. Other Interests (Class 10)

(a) Classification: Class 10 consists of Other Interests.

(b) Treatment: Holders of Other Interests shall not receive or retain any property under the Plan on account of such Other Interests. On the Effective Date, all Interests shall be deemed cancelled without further action by or order of the Bankruptcy Court, and shall be of no further force and effect, whether surrendered for cancellation or otherwise.

(c) Voting: Class 10 is Impaired, and the holders of Other Interests are conclusively deemed to have rejected the Plan. Therefore, holders of Other Interests are not entitled to vote to accept or reject the Plan, and the votes of such holders of Other Interests will not be solicited.

ARTICLE V MEANS FOR IMPLEMENTATION.

5.1. Contributions of Affiliate Co-Plan Proponents

As consideration for, among other things, the releases provided pursuant to this Plan, the Affiliate Co-Plan Proponents shall, for the benefit of the Debtor and the Debtor’s Estate, make contributions to enable the implementation of this Plan, such contributions being fundamentally necessary to the implementation of this Plan. The contributions of the Affiliate Co-Plan Proponents include the following, among others:

(a) The Affiliate Co-Plan Proponents have consented to the treatment set forth in this Plan as applicable to them;

(b) The Affiliate Co-Plan Proponents shall make or fund all payments required to be paid by the Debtor under this Plan on account of any Allowed Claims and the Affiliate Co-Plan Proponents have consented to the repayment of such intercompany transactions with consideration other than Cash;

(c) The Affiliate Co-Plan Proponents shall make or fund all necessary disbursements on behalf of the Debtor in the ordinary course of business and the Affiliate Co-Plan Proponents have consented to the repayment of such intercompany transactions with consideration other than Cash;

(d) In relation to the Amended and Restated Credit Facility Agreement, the Affiliate Co-Plan Proponents have agreed to enter into guarantees in support of the Debtor’s obligations thereunder and shall, pursuant to this Plan, grant Liens over their assets in support of, and to the extent set forth in, such guarantees;

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(e) In relation to the New Second Lien Notes Indenture, the Affiliate Co-Plan Proponents have agreed to enter into guarantees in support of the Debtor’s obligations thereunder and shall, pursuant to this Plan, grant Liens over all or substantially all of their assets in support of such guarantees.

5.2. Compromise and Settlement of Claims, Interests, and Controversies.

Pursuant to sections 363 and 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan shall constitute a good faith compromise of Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a creditor or an Interest holder may have with respect to any Claim or Interest or any distribution to be made on account of an Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtor, its Estate, and holders of such Claims and Interests, and is fair, equitable, and reasonable.

5.3. Continued Corporate Existence.

(a) The Debtor shall continue to exist after the Effective Date as Reorganized Debtor in accordance with the applicable laws of the respective jurisdiction in which it is incorporated or organized and pursuant to the Amended Organizational Documents unless otherwise determined in accordance with Section 5.12 of the Plan.

(b) On or after the Effective Date, the Reorganized Debtor may take such action that may be necessary or appropriate as permitted by applicable law and the Reorganized Debtor’s Amended Organizational Documents, as the Reorganized Debtor may determine is reasonable and appropriate to effect any transaction described in, approved by, or necessary or appropriate to effectuate the Plan, including, without limitation, causing: (i) the legal name of the Reorganized Debtor to be changed; or (ii) the closure of the Reorganized Debtor’s Chapter 11 Case on the Effective Date or any time thereafter.

5.4. Exit Warehouse Facilities.

(a) On the Effective Date, in accordance with, and subject to, the terms and conditions of the Exit Warehouse Facilities Documents, the Debtor, subject to the Amended and Restated Credit Facility Agreement, will act as guarantor under the New Forward Origination Facility Agreement and the New Reverse Mortgage Facility Agreement without the need for any further corporate action and without further action by the holders of Claims or Interests.

(b) The Debtor, subject to the Amended and Restated Credit Facility Agreement, shall be authorized to execute, deliver, and enter into and perform its guaranty under the New Forward Origination Facility Agreement and the New Reverse Mortgage Facility Agreement without the need for any further corporate action and without further action by the holders of Claims or Interests.

5.5. Amended and Restated Credit Facility.

(a) On the Effective Date, the Amended and Restated Credit Facility Agreement shall be executed and delivered, and the Reorganized Debtor shall be authorized to execute, deliver and enter into, the Amended and Restated Credit Facility Agreement and the other Amended and Restated Credit Facility Documents, without the need for any further corporate action and without further action by the holders of Claims or Interests.

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(b) All Liens, mortgages and security interests securing the obligations arising under the Amended and Restated Credit Facility Agreement and the other Amended and Restated Credit Facility Documents that were Collateral securing the Term Loan Claims as of the Commencement Date are unaltered by the Plan, and all such liens, mortgages and security interests are created and perfected with respect to the Amended and Restated Credit Facility Documents to the same extent, in the same manner and on the same terms and priorities as they were with respect to the Term Loan Claims, except as the foregoing may be modified pursuant to the Amended and Restated Credit Facility Documents and the New Intercreditor Agreement. All Liens and security interests granted and continuing pursuant to the Amended and Restated Credit Facility Documents shall be (i) valid, binding, perfected, and enforceable Liens and security interests in the personal and real property described in and subject to such document, with the priorities established in respect thereof under the New Intercreditor Agreement and/or applicable non-bankruptcy law, (ii) granted in good faith and deemed not to constitute a fraudulent conveyance or fraudulent transfer, and (iii) not otherwise subject to avoidance, recharacterization, or subordination (whether equitable, contractual or otherwise) under any applicable law. The Debtor, the Reorganized Debtor, and the Entities granted such Liens and security interests are authorized to make, and to the extent contemplated by the Amended and Restated Credit Facility Documents, the Debtor, the Reorganized Debtor, and their respective Affiliates will make, all filings and recordings, and to obtain all governmental approvals and consents necessary to establish, attach and perfect such Liens and security interests under any applicable law, and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interest to third parties. For purposes of all mortgages and deposit account control agreements that secured the obligations arising under the Prepetition Credit Agreement, the Amended and Restated Credit Facility Agreement is deemed an amendment and restatement of the Prepetition Credit Agreement, and such mortgages and control agreements shall survive the Effective Date, shall not be cancelled, and shall continue to secure the Amended and Restated Credit Facility Agreement, except as expressly set forth in the Amended and Restated Credit Facility Agreement.

(c) The Reorganized Debtor shall be authorized to execute, deliver, and enter into and perform under the Amended and Restated Credit Facility Documents without the need for any further corporate or limited liability company action and without further action by the holders of Claims or Interests.

(d) On the Effective Date, all letters of credit and similar forms of credit support funded directly or indirectly by the revolver commitments under the Prepetition Credit Agreement will be refinanced in full.

5.6. New Second Lien Notes.

(a) On the Effective Date, the New Second Lien Notes Indenture shall be executed and delivered, and the Reorganized Debtor shall be authorized to execute, deliver and enter into the New Second Lien Notes Indenture and the other New Second Lien Notes Documents, without the need for any further corporate action and without further action by the holders of Claims or Interests.

(b) On the Effective Date, the New Second Lien Notes Documents shall be executed and delivered. All Liens and security interests granted pursuant to the New Second Lien Notes Documents shall be (i) valid, binding, perfected, and enforceable Liens and security interests in the personal and real property described in and subject to such document, with the priorities established in respect thereof under the New Intercreditor Agreement and/or applicable non-bankruptcy law, (ii) granted in good faith and deemed not to constitute a fraudulent conveyance or fraudulent transfer, and (iii) not otherwise subject to avoidance, recharacterization, or subordination (whether equitable, contractual or otherwise) under any applicable law; provided that, the New Second Lien Notes (including any deficiency claim with respect to any Second Lien Notes) shall be subordinate to the commitments under the Amended and Restated Credit Facility Agreement. The Debtor, the Reorganized Debtor, and the Entities granted such Liens and security interests are authorized

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to make, and to the extent contemplated by the New Second Lien Notes Documents, the Debtor, the Reorganized Debtor, and their respective Affiliates will make, all filings and recordings, and to obtain all governmental approvals and consents necessary to establish, attach and perfect such Liens and security interests under any applicable law, and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interest to third parties.

(c) The Reorganized Debtor shall be authorized to execute, deliver, and enter into and perform under the New Second Lien Notes Documents without the need for any further corporate or limited liability company action and without further action by the holders of Claims or Interests.

5.7. New Intercreditor Agreement.

On the Effective Date, the Amended and Restated Credit Facility Agent and the New Second Lien Notes Trustee shall enter into the New Intercreditor Agreement. Each lender under the Amended and Restated Credit Facility and each holder of the New Second Lien Notes shall be deemed to have directed the Amended and Restated Credit Facility Agent or the New Second Lien Notes Trustee, as applicable, to execute the New Intercreditor Agreement and shall be bound to the terms of the New Intercreditor Agreement from and after the Effective Date as if it were a signatory thereto.

5.8. Authorization and Issuance of New Plan Securities.

(a) On the Effective Date, the Debtor or the Reorganized Debtor, as applicable, is authorized to issue or cause to be issued and shall issue the New Second Lien Notes, New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants in accordance with the terms of the Plan and the Amended Organizational Documents without the need for any further corporate or shareholder action; provided that, if the Class of Convertible Notes Claims is not an Accepting Class, then the New Warrants shall not be issued. All of the New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants issuable under the Plan, when so issued, shall be duly authorized, validly issued, fully paid, and non-assessable.

(b) The distribution of the New Second Lien Notes, New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants pursuant to the Plan may be made by means of book-entry registration on the books of a transfer agent for shares of New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants or by means of book-entry exchange through the facilities of a transfer agent reasonably satisfactory to the Debtor and the Requisite Senior Noteholders, in accordance with the customary practices of such agent, as and to the extent practicable. A Warrant Agent, which may be the Transfer Agent, shall be appointed for the New Warrants.

(c) The Reorganized Debtor shall use its commercially reasonable efforts to have the New Common Stock and the New Warrants listed on a nationally recognized exchange, as soon as practicable subject to meeting applicable listing requirements following the Effective Date.

(d) The Reorganized Debtor intends that all Plan-related securities, including, without limitation, the New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants shall meet the eligibility requirements of DTC, and the Prepetition Senior Notes Trustee and Convertible Notes Trustee shall not be required to distribute any New Common Stock, Mandatorily Convertible Preferred Stock, New Second Lien Notes, and New Warrants, as applicable, that do not meet the eligibility requirements of DTC.

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5.9. Section 1145 Exemption.

(a) The offer, issuance, and distribution of the New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants and the New Second Lien Notes hereunder to holders of the Senior Notes Claims, the Convertible Notes Claims, or Existing Equity Interests, as applicable, under Sections 4.5, 4.6, and 4.9, respectively, of the Plan shall be exempt, pursuant to section 1145 of the Bankruptcy Code, without further act or action by any Entity, from registration under (i) the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder and (ii) any state or local law requiring registration for the offer, issuance, or distribution of Securities.

(b) The New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants and the New Second Lien Notes will be freely tradable by the recipients thereof, subject to (i) the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act of 1933, (ii) compliance with any rules and regulations of the Securities and Exchange Commission, if any, applicable at the time of any future transfer of such securities or instruments, (iii) the restrictions, if the Debtor is eligible, and the Debtor and the Consenting Senior Noteholders both agree to utilize the special bankruptcy exception under section 382(l)(5) of the Tax Code, on the transferability and ownership of the Reorganized Debtor’s stock contained in the amended and restated certificate of incorporation of the Reorganized Debtor intended to preserve the value of the Reorganized Debtor’s tax attributes, and (iv) applicable regulatory approval.

(c) The Confirmation Order shall provide that the DTC shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether the New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants, and New Second Lien Notes are exempt from registration and/or eligible for the DTC book-entry delivery, settlement, and depository services.

5.10. Cancellation of Existing Securities and Agreements.

(a) Except for the purpose of evidencing a right to a distribution under the Plan and except as otherwise set forth in the Plan, including with respect to executory contracts or unexpired leases that shall be assumed by the Reorganized Debtor, on the Effective Date, all agreements, instruments, and other documents evidencing or issued pursuant to the Prepetition Credit Agreement, the Prepetition Senior Notes Indenture, and the Prepetition Convertible Notes Indenture, or any indebtedness or other obligations thereunder, and any Interest, and any rights of any holder in respect thereof, shall be deemed cancelled, discharged, and of no force or effect, and the obligations of the Debtor thereunder shall be deemed fully satisfied, released, and discharged. Notwithstanding such cancellation and discharge, the Prepetition Credit Agreement, the Prepetition Senior Notes Indenture, and the Prepetition Convertible Notes Indenture, and Existing Equity Interests shall continue in effect to the extent necessary (a) to allow the holders of such Claims or Interests to receive distributions under the Plan, (b) to allow the Debtor, the Reorganized Debtor, the Prepetition Administrative Agent, the Prepetition Senior Notes Trustee, and the Convertible Notes Trustee to make post-Effective Date distributions or take such other action pursuant to the Plan on account of such Claims or Interests and to otherwise exercise their rights and discharge their obligations relating to the interests of the holders of such Claims or Interests, (c) to allow holders of Claims to retain their respective rights and obligations vis-à-vis other holders of Claims pursuant to any applicable loan documents, (d) to allow the Prepetition Administrative Agent and the Prepetition Senior Notes Trustee to enforce their rights, claims, and interests vis-à-vis any party other than the Debtor, including any rights with respect to priority of payment and/or to exercise charging liens, (e) to preserve any rights of the Prepetition Administrative Agent and the Prepetition Senior Notes Trustee to payment of fees, expenses, and indemnification obligations as against any money or property distributable to lenders under the Prepetition Credit Agreement and holders under the Prepetition Senior Notes Indenture, as applicable, including any rights to priority of payment and/or to exercise charging liens, (f) to allow the Prepetition Administrative Agent and the Prepetition Senior Notes

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Trustee to enforce any obligations owed to it under the Plan, (g) to allow the Prepetition Administrative Agent and the Prepetition Senior Notes Trustee to exercise rights and obligations relating to the interests of lenders under the Prepetition Credit Agreement and holders under the Prepetition Senior Notes Indenture, as applicable, (h) to permit the Prepetition Administrative Agent and the Prepetition Senior Notes Trustee to perform any function necessary to effectuate the foregoing, (i) to allow the Prepetition Administrative Agent, the Prepetition Senior Notes Trustee, and the Convertible Notes Trustee to appear in the Chapter 11 Case or in any proceeding in the Bankruptcy Court or any other court, and (j) to permit the continuation of the Collateral, security, and related agreements under the Prepetition Credit Agreement with respect to the Amended and Restated Credit Facility Agreement as provided under the Plan, provided that, nothing in this Section 5.10 shall affect the discharge of Claims pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan or result in any liability or expense to the Reorganized Debtor; provided, further, that Sections 2.20(c) and 9.05 of the Prepetition Credit Agreement shall survive the Effective Date and shall not be discharged or released pursuant to the Plan or the Confirmation Order. Except for the foregoing, subsequent to the performance by the Prepetition Administrative Agent of its obligations pursuant to the Plan, the Prepetition Administrative Agent and its agents shall be relieved of all further duties and responsibilities related to the Prepetition Credit Agreement, except with respect to any duties and responsibilities of the Prepetition Administrative Agent that, pursuant to the Amended and Restated Credit Facility Agreement, survive the termination of the Prepetition Credit Agreement. Nothing in this Section 5.10 shall in any way affect or diminish the right of the Prepetition Senior Notes Trustee to exercise any charging lien against distributions to holders of Senior Notes Claims with respect to any unpaid fees, as applicable.

(b) Notwithstanding the foregoing, any provision in any document, instrument, lease, or other agreement that causes or effectuates, or purports to cause or effectuate, a default, termination, waiver, or other forfeiture of, or by, the Debtor as a result of the cancellations, terminations, satisfaction, releases, or discharges provided for in the Plan shall be deemed null and void and shall be of no force and effect. Nothing contained herein shall be deemed to cancel, terminate, release, or discharge the obligation of the Debtor or any of its counterparties under any executory contract or lease to the extent such executory contract or lease has been assumed by the Debtor pursuant to a Final Order of the Bankruptcy Court or hereunder.

5.11. Officers and Board of Directors.

(a) Upon the Effective Date, the New Board will consist of nine (9) directors. Six (6) directors will be designated by the Requisite Senior Noteholders (the “Preferred Stock Designees”), and three (3) directors will be designated by the Debtor (the “WIMC Designees”). The identities of the directors and officers of the Reorganized Debtor shall be disclosed prior to the Confirmation Hearing in accordance with section 1129(a)(5) of the Bankruptcy Code.

(b) After the Effective Date and for a period of two years thereafter (the “Initial Period”), the New Board will be nominated and elected as follows:

(i) Six (6) members of the New Board will be nominated for election by the Preferred Stock Designees and elected by holders of the Mandatorily Convertible Preferred Stock by plurality vote; and

(ii) Three (3) members of the New Board will be nominated for election by the WIMC Designees and elected by holders of New Common Stock by plurality vote.

(c) During the Initial Period, the annual meeting of stockholders for the election of directors shall not take place prior to November 1st of the applicable calendar year.

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(d) After the Initial Period, all directors shall be nominated for election by the New Board (or relevant committee); provided that, the Preferred Stock Designees shall be entitled to nominate for election such numbers of directors as is proportional to the voting interest of the outstanding Mandatorily Convertible Preferred Stock (on an as-converted basis) taking into account the outstanding Common Stock and Mandatorily Convertible Preferred Stock (on an as-converted basis) considered as a whole.

(e) After the Initial Period, all directors shall be elected by the holders of New Common Stock, the outstanding Mandatorily Convertible Preferred Stock on an as-converted basis and any other outstanding Common Stock voting together as a single class by plurality vote.

(f) From and after the Effective Date, the New Board will be classified into three (3) classes, with directors serving for three-year staggered terms. WIMC Designees will serve in the class up for re-election at the second annual meeting after the Effective Date. Directors may only be removed for cause. Vacancies shall be filled as follows: (i) vacancies in seats held by Preferred Stock Designees shall be filled by remaining Preferred Stock Designees, (ii) vacancies in seats held by WIMC Designees shall be filled by remaining WIMC Designees, and (iii) other vacancies shall be filled by the Board of Directors. To the extent a nominating committee exists, it will include at least two (2) WIMC Designees during the Initial Period.

(g) The new governance structure of the Reorganized Debtor and its New Board and its committees will be set forth in the Amended Organizational Documents. For the first eighteen (18) months after the Effective Date, any sale of all or substantially all of the business of the Reorganized Debtor or its Assets, or any change of control transaction, changes to the New Board composition or structure (including the size of the New Board) and amendments to organizational documents affecting the rights described in this Section 5.11 must be approved by at least seven (7) of nine (9) directors.

(h) Except to the extent that a member of the board of directors of the Debtor continues to serve as a director of the Debtor on and after the Effective Date, the members of the board of directors of the Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtor on or after the Effective Date and each such director will be deemed to have resigned or shall otherwise cease to be a director of the Debtor on the Effective Date.

5.12. Effectuating Documents; Further Transactions.

(a) On or as soon as practicable after the Effective Date, the Reorganized Debtor shall take such actions as may be or become necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan, including (i) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, financing, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Entities may determine, (ii) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any Asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms to which the applicable parties agree, (iii) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, or dissolution and the Amended Organizational Documents pursuant to applicable state law, (iv) the issuance of securities, all of which shall be authorized and approved in all respects in each case without further action being required under applicable law, regulation, order, or rule, and (v) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law or to reincorporate in another jurisdiction, subject, in each case, to the Amended Organizational Documents.

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(b) Each officer or member of the board of directors of the Debtor is (and each officer or member of the board of directors of the Reorganized Debtor shall be) authorized and directed to issue, execute, deliver, file, or record such contracts, securities, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtor, all of which shall be authorized and approved in all respects, in each case, without the need for any approvals, authorization, consents, or any further action required under applicable law, regulation, order, or rule (including, without limitation, any action by the stockholders or directors or managers of the Debtor or the Reorganized Debtor) except for those expressly required pursuant to the Plan.

(c) The charter, bylaws, and other organizational documents, as applicable, of the Reorganized Debtor (i) will be amended or amended and restated by the Reorganized Debtor consistent with section 1123(a)(6) of the Bankruptcy Code, if applicable, and otherwise in accordance with the Plan, and the Restructuring Support Agreements, and (ii) notwithstanding anything to the contrary, will provide that the Mandatorily Convertible Preferred Stock shall vote with New Common Stock on an as-converted basis as to all matters; provided that, during the Initial Period, the Mandatorily Convertible Preferred Stock shall (x) not vote on an as-converted basis with respect to the election of directors, during which time the holders of the Mandatorily Convertible Preferred Stock will have the right to elect the Preferred Stock Designees, and the holders of the New Common Stock will have the right to elect the WIMC Designees, and (y) not be entitled to vote to amend certain provisions of the bylaws and/or certificate of incorporation in any manner that adversely impacts the Board representation rights of the holders of the New Common Stock or the WIMC Designees during the Initial Period (e.g., removal of directors, nomination/election rights, etc.). If the Debtor and Consenting Senior Noteholders agree to utilize the special bankruptcy exception under Section 382(l)(5) of the Tax Code, on or after the Commencement Date, the Debtor may seek Bankruptcy Court approval of certain procedures and potential restrictions on the accumulation of Claims with respect to persons who are or will be substantial claimholders. If, as of the Effective Date, the Debtor expects to qualify for, and the Debtor and the Consenting Senior Noteholders both agree to utilize the special bankruptcy exception under Section 382(l)(5) of the Tax Code, the charter, bylaws, and other organizational documents, as applicable, of the Reorganized Debtor (x) generally will restrict any person or entity from accumulating 4.75% or more of any class of stock of the Reorganized Debtor through secondary acquisitions and, if a person already owns 4.75% or more of such stock, from acquiring additional stock, and (y) may restrict any person or entity that owns, 4.75% of the Mandatorily Convertible Preferred Stock, or on a fully diluted basis (taking into account the convertibility of the Mandatorily Convertible Preferred Stock) owns 4.75% or more of the New Common Stock, from disposing of all or a portion of such stock, subject to certain exceptions.

(d) All matters provided for herein involving the corporate structure of the Debtor or Reorganized Debtor, to the extent applicable, or any corporate or related action required by the Debtor or Reorganized Debtor in connection herewith shall be deemed to have occurred and shall be in effect, without any requirement of further action by the stockholders, members, or directors or managers of the Debtor or Reorganized Debtor, and with like effect as though such action had been taken unanimously by the stockholders, members, directors, managers, or officers, as applicable, of the Debtor or Reorganized Debtor.

5.13. Cancellation of Liens.

(a) Except as otherwise specifically provided herein, upon the Effective Date, any Lien securing a Secured Claim shall be deemed released, and the holder of such Secured Claim (or any agent for such holder) shall be authorized and directed to release any Collateral or other property of the Debtor (including any cash collateral) held by such holder and to take such actions as may be requested by the Debtor or Reorganized Debtor to cancel, extinguish, and release such Liens, if they have been or will be satisfied or discharged in full pursuant to the Plan.

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(b) Upon the payment or other satisfaction of an Allowed Other Secured Claim, the holder of such Allowed Other Secured Claim shall deliver to the Debtor or Reorganized Debtor (as applicable) any Collateral or other property of the Debtor held by such holder, and any termination statements, instruments of satisfactions, or releases of all security interests with respect to its Allowed Other Secured Claim that may be required in order to terminate any related financing statements, mortgages, mechanic’s liens, or lis pendens.

(c) Except as provided herein and in connection with the Prepetition Credit Agreement, on the Effective Date, all notes, instruments, certificates evidencing debt to, or Interests in, the Debtor, including, without limitation, the Senior Notes, the Convertible Notes, and Existing Equity Interests, will be cancelled and obligations of the Debtor thereunder will be discharged. In addition, on the Effective Date, any registration rights or similar agreements with respect to Existing Equity Interests will also be cancelled and any obligations of the Debtor thereunder will be discharged.

5.14. Employee Matters.

(a) Subject to Section 5.14(c) of the Plan, on the Effective Date, the Reorganized Debtor shall be deemed to have assumed all employee compensation plans, Benefit Plans, employment agreements, offer letters, award letters or key employee retention agreements (collectively, the “Employee Arrangements”). Notwithstanding the foregoing, if an Employee Arrangement (other than key employee retention agreements) provides in part for a payment, premium, or other award upon the occurrence of a change of control, change in control, or other similar event, then such Employee Arrangement shall only be assumed to the extent that the restructuring, including consummation of the Plan, shall not be treated as a change of control, change in control, or other similar event under such Employee Arrangement.

(b) Following the Effective Date, the Reorganized Debtor will enter into the Management Incentive Plan. All awards issued under the Management Incentive Plan will be dilutive of all other New Common Stock (after giving effect to conversion of the Mandatorily Convertible Preferred Stock and any shares issued under the New Warrants) issued pursuant to the Plan. Within sixty (60) days following the Effective Date, the Management Incentive Plan shall be adopted by the New Board.

(c) Any Interest that is not an Existing Equity Interest granted to a current or former employee, officer, director or contractor under an Employee Arrangement or otherwise, shall be deemed cancelled on the Effective Date. For the avoidance of doubt, if an Employee Arrangement provides in part for an award or potential award of Interests or consideration based on the value of Interests that have not vested into Existing Equity Interests as of the Commencement Date, such Employee Arrangement shall be assumed in all respects other than the provisions of such agreement relating to Interest awards.

5.15. Subordination Agreements.

Pursuant to section 510(a) of the Bankruptcy Code, all subordination agreements governing Claims shall be enforced in accordance with such agreement’s terms; provided that, solely to the extent the Convertible Notes Claims (Class 6) is an Accepting Class, the subordination provisions set forth in the Prepetition Convertible Notes Indenture shall not be enforced and the Convertible Notes Claims shall be entitled solely to the distributions set forth in Section 4.6(b) of the Plan.

5.16. Nonconsensual Confirmation.

The Debtor intends to undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code as to any Classes that reject or are deemed to reject the Plan.

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5.17. Closing of Chapter 11 Case.

After the Estate has been fully administered, the Reorganized Debtor shall seek authority from the Bankruptcy Court to close the Chapter 11 Case in accordance with the Bankruptcy Code and Bankruptcy Rules.

5.18. Notice of Effective Date.

On the Effective Date, the Debtor shall file a notice of the occurrence of the Effective Date with the Bankruptcy Court.

ARTICLE VI DISTRIBUTIONS.

6.1. Distributions Generally.

One or more Disbursing Agents shall make all distributions under the Plan to the appropriate holders of Allowed Claims in accordance with the terms of the Plan.

6.2. Distribution Record Date.

As of the close of business on the Distribution Record Date, the various transfer registers for the Term Loan Claims as maintained by the Debtor or its respective agent, including the Prepetition Administrative Agent, shall be deemed closed for purposes of determining whether a holder of such a Claim is a record holder entitled to distributions under the Plan, and there shall be no further changes in the record holders or the permitted designees of any such Claims. The Debtor, the Reorganized Debtor and the Prepetition Administrative Agent shall have no obligation to recognize any transfer or designation of such Claims occurring after the close of business on the Distribution Record Date. In addition, with respect to payment of any Cure amounts or assumption disputes, neither the Debtor nor the Disbursing Agent shall have any obligation to recognize or deal with any party other than the non-Debtor party to the applicable executory contract or unexpired lease as of the close of business on the Distribution Record Date, even if such non-Debtor party has sold, assigned, or otherwise transferred its Claim for a Cure amount. For the avoidance of doubt, the Distribution Record Date shall not apply to the Senior Notes, the Convertible Notes, and Existing Equity Interests, the holders of which shall receive a distribution in accordance with Article IV of the Plan and the customary procedures of DTC on or as soon as practicable after the Effective Date.

6.3. Date of Distributions.

Except as otherwise provided in the Plan, any distributions and deliveries to be made under the Plan shall be made on the Effective Date or as otherwise determined in accordance with the Plan, including, without limitation, the treatment provisions of Article IV of the Plan, or as soon as practicable thereafter; provided that, the Reorganized Debtor may implement periodic distribution dates to the extent it determines them to be appropriate.

6.4. Disbursing Agent.

All distributions under this Plan shall be made by the Disbursing Agent on and after the Effective Date as provided herein. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties. The Reorganized Debtor shall use all commercially reasonable efforts to provide the Disbursing Agent (if other than the Reorganized Debtor) with the amounts of Claims and the identities and addresses of holders of Claims, in each case, as set forth in the Debtor’s or Reorganized Debtor’s books and records. The Reorganized Debtor shall cooperate in good faith with the applicable Disbursing Agent (if other than the Reorganized Debtor) to comply with the reporting and withholding requirements outlined in section 6.19 hereof.

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6.5. Rights and Powers of Disbursing Agent.

(a) From and after the Effective Date, the Disbursing Agent, solely in its capacity as Disbursing Agent, shall be exculpated by all Entities, including, without limitation, holders of Claims against and Interests in the Debtor and other parties in interest, from any and all Claims, Causes of Action, and other assertions of liability arising out of the discharge of the powers and duties conferred upon such Disbursing Agent by the Plan or any order of the Bankruptcy Court entered pursuant to or in furtherance of the Plan, or applicable law, except for actions or omissions to act arising out of the gross negligence or willful misconduct, fraud, malpractice, criminal conduct, or ultra vires acts of such Disbursing Agent. No holder of a Claim or Interest or other party in interest shall have or pursue any claim or Cause of Action against the Disbursing Agent, solely in its capacity as Disbursing Agent, for making distributions in accordance with the Plan or for implementing provisions of the Plan, except for actions or omissions to act arising out of the gross negligence or willful misconduct, fraud, malpractice, criminal conduct, or ultra vires acts of such Disbursing Agent.

(b) A Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties hereunder, (ii) make all distributions contemplated hereby, and (iii) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

6.6. Expenses of Disbursing Agent.

Except as otherwise ordered by the Bankruptcy Court, any reasonable and documented fees and expenses incurred by the Disbursing Agent acting in such capacity (including reasonable documented attorneys’ fees and expenses) on or after the Effective Date shall be paid in Cash by the Reorganized Debtor in the ordinary course of business.

6.7. No Postpetition Interest on Claims.

Except to the extent that payments to Allowed General Unsecured Claims are not timely made pursuant to Section 4.7 of the Plan or as otherwise provided in the Plan, the Confirmation Order, the DIP Orders, or another order of the Bankruptcy Court or required by the Bankruptcy Code, interest shall not accrue or be paid on any Claims on or after the Commencement Date, provided that, if interest is payable pursuant to the preceding sentence, interest shall accrue at the federal judgment rate pursuant to 28 U.S.C. § 1961 on a non-compounded basis from the date the obligation underlying the Claim becomes due and is not timely paid through the date of payment. For the avoidance of any doubt, interest under the Prepetition Credit Agreement (at the non-default rate) during the period prior to the Effective Date shall be paid in full in Cash on the Effective Date to the extent that such interest is not paid in full in Cash during the pendency of the Chapter 11 Case pursuant to the DIP Orders.

6.8. Delivery of Distributions.

(a) Subject to Bankruptcy Rule 9010, all distributions to any holder or permitted designee, as applicable, of an Allowed Claim or Interest shall be made to a Disbursing Agent, who shall transmit such distribution to the applicable holders or permitted designees of Allowed Claims or Interests on behalf of the Debtor. In the event that any distribution to any holder or permitted designee is returned as undeliverable, no

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further distributions shall be made to such holder or such permitted designee unless and until such Disbursing Agent is notified in writing of such holder’s or permitted designee’s, as applicable, then-current address, at which time all currently-due, missed distributions shall be made to such holder as soon as reasonably practicable thereafter without interest. Nothing herein shall require the Disbursing Agent to attempt to locate holders or permitted designees, as applicable, of undeliverable distributions and, if located, assist such holders or permitted designees, as applicable, in complying with Section 6.19 of the Plan.

(b) Notwithstanding the foregoing, all distributions of Cash on account of Term Loan Claims, if any, shall be deposited with the Prepetition Administrative Agent for distribution to holders of Term Loan Claims in accordance with the terms of the Prepetition Credit Agreement. All distributions other than of Cash on account of Term Loan Claims, if any, may, with the consent of the Prepetition Administrative Agent, be made by the Disbursing Agent directly to holders of Term Loan Claims in accordance with the terms of the Plan and the Prepetition Credit Agreement. To the extent the Prepetition Administrative Agent effectuates, or is requested to effectuate, any distributions hereunder, the Prepetition Administrative Agent shall be deemed a “Disbursing Agent” for purposes of the Plan.

(c) Distributions of the New Common Stock, the Mandatorily Convertible Preferred Stock, the New Warrants, and the New Second Lien Notes on account of Allowed Senior Notes Claims, Allowed Convertible Notes Claims, and Existing Equity Interests held through DTC shall be made through the facilities of DTC in accordance with DTC’s customary practices; provided that, until such distributions are made, the Prepetition Senior Notes Trustee’s charging lien shall attach to the property to be distributed in the same manner as if such distributions were made through the Prepetition Senior Notes Trustee. All New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants, and New Second Lien Notes to be distributed pursuant to the Plan shall, for Senior Notes Claims and Convertible Notes Claims, be issued in the names of such holders, their nominees of record, or their permitted designees as of the distribution record date, and, for holders of Existing Equity Interests, be issued pursuant to a mandatory or deemed exchange on or as soon as practicable after the Effective Date, each in accordance with DTC’s book entry procedures, to the extent applicable; provided that, such New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants, and New Second Lien Notes are permitted to be held through DTC’s book-entry system; provided further, that to the extent that the New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants, or New Second Lien Notes are not eligible for distribution in accordance with DTC’s customary practices, the Reorganized Debtor will take such reasonable actions as may be required to cause distributions of the New Common Stock, Mandatorily Convertible Preferred Stock, New Warrants, and New Second Lien Notes under the Plan. Except with respect to Existing Equity Interests not held through DTC, no distributions will be made other than through DTC if the New Common Stock, the Mandatorily Convertible Preferred Stock, the New Warrants, and the New Second Lien Notes are permitted to be held through DTC’s book entry system. Any distribution that otherwise would be made to any holder eligible to receive a distribution of a security available solely through DTC who does not own or hold an account eligible to receive a distribution through DTC on a relevant distribution date shall be forfeited.

6.9. Distributions after Effective Date.

Distributions made after the Effective Date to holders of Disputed Claims that are not Allowed Claims as of the Effective Date but which later become Allowed Claims shall be deemed to have been made on the Effective Date.

6.10. Unclaimed Property.

Undeliverable distributions or unclaimed distributions shall remain in the possession of the Debtor until such time as a distribution becomes deliverable or holder accepts distribution, or such distribution reverts back to the Debtor or Reorganized Debtor, as applicable, and shall not be

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supplemented with any interest, dividends, or other accruals of any kind. Such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of one hundred and eighty (180) days from the date of distribution. After such date all unclaimed property or interest in property shall revert to the Reorganized Debtor, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred.

6.11. Time Bar to Cash Payments.

Checks issued by the Disbursing Agent in respect of Allowed Claims shall be null and void if not negotiated within one hundred and twenty (120) days after the date of issuance thereof. Thereafter, the amount represented by such voided check shall irrevocably revert to the Reorganized Debtor, and any Claim in respect of such voided check shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary. Requests for re-issuance of any check shall be made to the Disbursing Agent by the holder of the Allowed Claim to whom such check was originally issued.

6.12. Manner of Payment under Plan.

Except as otherwise specifically provided in the Plan, at the option of the Debtor or the Reorganized Debtor, as applicable, any Cash payment to be made hereunder may be made by a check or wire transfer or as otherwise required or provided in applicable agreements or customary practices of the Debtor.

6.13. Satisfaction of Claims.

Except as otherwise specifically provided in the Plan, any distributions and deliveries to be made on account of Allowed Claims under the Plan shall be in complete and final satisfaction, settlement, and discharge of and exchange for such Allowed Claims.

6.14. Fractional Stock and Notes.

If any distributions of New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants pursuant to the Plan would result in the issuance of a fractional share of New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants, then the number of shares of New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants to be issued in respect of such distribution will be calculated to one decimal place and rounded up or down to the closest whole share (with a half share or greater rounded up and less than a half share rounded down). The total number of shares of New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants to be distributed in connection with the Plan shall be adjusted as necessary to account for the rounding provided for in this Section 6.14. No consideration shall be provided in lieu of fractional shares that are rounded down. Neither the Reorganized Debtor nor the Disbursing Agent shall have any obligation to make a distribution that is less than one (1) share of New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants. The New Second Lien Notes shall be issued in denominations of $1,000 dollars and integral multiples of $1.00 and any other amounts shall be rounded down.

6.15. Minimum Cash Distributions.

The Disbursing Agent shall not be required to make any distribution of Cash less than One Hundred Dollars ($100) to any holder of an Allowed Claim; provided that, if any distribution is not made pursuant to this Section 6.15, such distribution shall be added to any subsequent distribution to be made on behalf of the holder’s Allowed Claim.

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6.16. Setoffs and Recoupments.

The Debtor and the Reorganized Debtor, as applicable, or such entity’s designee (including, without limitation, the Disbursing Agent) may, but shall not be required to, set off or recoup against any Claim, and any distribution to be made on account of such Claim, any and all claims, rights, and Causes of Action of any nature whatsoever that the Debtor or the Reorganized Debtor may have against the holder of such Claim pursuant to the Bankruptcy Code or applicable nonbankruptcy law; provided that, neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by a Debtor or Reorganized Debtor or its successor of any claims, rights, or Causes of Action that a Debtor or Reorganized Debtor or its successor or assign may possess against the holder of such Claim.

6.17. Allocation of Distributions between Principal and Interest.

Except as otherwise required by law (as reasonably determined by the Reorganized Debtor), distributions with respect to an Allowed Claim shall be allocated first to the principal portion of such Allowed Claim (as determined for United States federal income tax purposes) and, thereafter, to the remaining portion of such Allowed Claim, if any.

6.18. No Distribution in Excess of Amount of Allowed Claim.

Except as provided in Section 6.7 of the Plan, no holder of an Allowed Claim shall receive, on account of such Allowed Claim, distributions in excess of the Allowed amount of such Claim.

6.19. Withholding and Reporting Requirements.

(a) Withholding Rights. In connection with the Plan, any party issuing any instrument or making any distribution described in the Plan shall comply with all applicable withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions pursuant to the Plan and all related agreements shall be subject to any such withholding or reporting requirements. In the case of a non-Cash distribution that is subject to withholding, the distributing party may withhold an appropriate portion of such distributed property and either (i) sell such withheld property to generate Cash necessary to pay over the withholding tax (or reimburse the distributing party for any advance payment of the withholding tax), or (ii) pay the withholding tax using its own funds and retain such withheld property. Any amounts withheld pursuant to the preceding sentence shall be deemed to have been distributed to and received by the applicable recipient for all purposes of the Plan. Notwithstanding the foregoing, each holder of an Allowed Claim or any other Entity that receives a distribution pursuant to the Plan shall have responsibility for any taxes imposed by any governmental unit, including, without limitation, income, withholding, and other taxes, on account of such distribution. Any party issuing any instrument or making any distribution pursuant to the Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or disbursing party for payment of any such tax obligations.

(b) Forms. Any party entitled to receive any property as an issuance or distribution under the Plan shall, upon request, deliver to the Disbursing Agent or such other Entity designated by the Reorganized Debtor (which Entity shall subsequently deliver to the Disbursing Agent any applicable IRS Form W-8 or Form W-9 received) an appropriate Form W-9 or (if the payee is a foreign Entity) Form W-8. If such request is made by the Reorganized Debtor, the Disbursing Agent, or such other Entity designated by the Reorganized Debtor or Disbursing Agent and the holder fails to comply before the date that is one hundred and eighty (180) days after the request is made, the amount of such distribution shall irrevocably revert to the applicable Reorganized Debtor and any Claim in respect of such distribution shall be discharged and forever barred from assertion against such Reorganized Debtor or its respective property.

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6.20. Hart-Scott-Rodino Antitrust Improvements Act.

Any New Common Stock, Mandatorily Convertible Preferred Stock, or New Warrants to be distributed under the Plan to an Entity required to file a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to the extent applicable, shall not be distributed until the notification and waiting periods applicable under such Act to such Entity have expired or been terminated.

ARTICLE VII PROCEDURES FOR DISPUTED CLAIMS.

7.1. Disputed Claims Process.

(a) Notwithstanding section 502(a) of the Bankruptcy Code, and in light of the Unimpaired status of all General Unsecured Claims under the Plan, holders of Claims do not need to file proofs of Claim with the Bankruptcy Court, and the Reorganized Debtor and the holders of Claims shall determine, adjudicate, and resolve any disputes over the validity and amounts of such Claims in the ordinary course of business; provided that, the Allowed amount of such Claims shall be subject to and shall not exceed the limitations under or maximum amounts permitted by the Bankruptcy Code, including sections 502 or 503 of the Bankruptcy Code, to the extent applicable. If a holder of a Claim elects to file a proof of Claim with the Bankruptcy Court, such holder shall be deemed to have consented to the jurisdiction of the Bankruptcy Court for all purposes with respect to the Claim, and the Bankruptcy Court shall retain nonexclusive jurisdiction over all such Claims, which shall be resolved on a case-by-case basis through settlements, Claim objections (or, if necessary, through adversary proceedings), adjudication in a forum other than the Bankruptcy Court, or by withdrawal of the Claims by the holders of such Claims. From and after the Effective Date, the Reorganized Debtor may satisfy, dispute, settle, or otherwise compromise any Claim without approval of the Bankruptcy Court.

(b) In accordance with the provisions of the Plan, pursuant to sections 363 and 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order or approval of the Bankruptcy Court, (i) prior to the Effective Date, the Debtor (after consulting with the Requisite Senior Noteholders regarding any Claim outside the ordinary course of business) may compromise and settle Claims against the Debtor or the Reorganized Debtor, as applicable, and Causes of Action against other Entities; provided that, if the Debtor intends to effect (or enter into any agreement to effect) any settlement of a pending or future dispute or litigation of any Claims or Causes of Action that requires the payment by the Debtor of an amount in excess of $5,500,000 on an individual basis, the Debtor shall first consult with the Requisite RSA Parties, and (ii) after the Effective Date, the Reorganized Debtor, may compromise and settle Claims against the Debtor or the Reorganized Debtor, as applicable, and Causes of Action against other Entities.

7.2. Objections to Claims.

Except insofar as a Claim is Allowed under the Plan, only the Reorganized Debtor shall be entitled to object to Claims after the Effective Date. Any objections to proofs of Claim shall be served and filed (a) on or before the ninetieth (90th) day following the later of (i) the Effective Date and (ii) the date that a proof of Claim is filed or amended or a Claim is otherwise asserted or amended in writing by or on behalf of a holder of such Claim, or (b) such later date as ordered by the Bankruptcy Court upon motion filed by the Debtor or the Reorganized Debtor. The expiration of such period shall not limit or affect the Debtor’s or the Reorganized Debtor’ rights to dispute Claims asserted other than through a proof of Claim.

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7.3. Estimation of Claims.

The Debtor or the Reorganized Debtor, as applicable, may at any time request that the Bankruptcy Court estimate any contingent, unliquidated, or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtor previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including, without limitation, during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent, unliquidated, or Disputed Claim, the amount so estimated shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on the amount of such Claim, the Debtor or the Reorganized Debtor may pursue supplementary proceedings to object to the allowance of such Claim.

7.4. No Distributions Pending Allowance.

If an objection, motion to estimate, or other challenge to a Claim is filed, no payment or distribution provided under the Plan shall be made on account of such Claim unless and until (and only to the extent that) such Claim becomes an Allowed Claim.

7.5. Distributions after Allowance.

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the holder of such Allowed Claim in accordance with the provisions of the Plan, including the treatment provisions provided in Article IV of the Plan.

7.6. Claim Resolution Procedures Cumulative.

All of the objection, estimation, and resolution procedures in the Plan are intended to be cumulative and not exclusive of one another. Claims may be estimated and subsequently settled, compromised, withdrawn, or resolved in accordance with the Plan without further notice or Bankruptcy Court approval.

7.7. Insured Claims.

If any portion of an Allowed Claim is an Insured Claim, no distributions under the Plan shall be made on account of such Allowed Claim until the holder of such Allowed Claim has exhausted all remedies with respect to any applicable insurance policies. To the extent that the Debtor’s insurers agree to satisfy a Claim in whole or in part, then immediately upon such agreement, the portion of such Claim so satisfied may be expunged without an objection to such Claim having to be filed and without any further notice to or action, order or approval of the Court.

ARTICLE VIII EXECUTORY CONTRACTS AND UNEXPIRED LEASES.

8.1. General Treatment.

As of and subject to the occurrence of the Effective Date and the payment of any applicable Cure amount then due, all executory contracts and unexpired leases to which the Debtor is a party, and which have not expired by their own terms on or prior to the Confirmation Date, including the Employee Arrangements (subject to Section 5.14 of this Plan), shall be deemed assumed except for any executory contract or unexpired lease that (a) previously has been assumed or rejected pursuant to a Final Order of

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the Bankruptcy Court, (b) is the subject of a separate (i) assumption motion filed by the Debtor or (ii) rejection motion filed by the Debtor under section 365 of the Bankruptcy Code before the Confirmation Date, or (c) is the subject of a pending Cure Dispute. Subject to the occurrence of the Effective Date, entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the assumptions provided for in the Plan pursuant to sections 365(a) and 1123 of the Bankruptcy Code and a determination by the Bankruptcy Court that the Reorganized Debtor has provided adequate assurance of future performance under such assumed executory contracts and unexpired leases. Each executory contract and unexpired lease assumed pursuant to the Plan shall vest in and be fully enforceable by the Reorganized Debtor in accordance with its terms, except as modified by the provision of the Plan, any order of the Bankruptcy Court authorizing and providing for its assumption or applicable law. Prior to seeking the rejection of any executory contract or unexpired lease, the Debtor or the Reorganized Debtor, as applicable, shall consult with the Requisite RSA Parties.

8.2. Determination of Cure Disputes and Deemed Consent.

(a) Any monetary amounts by which any executory contract or unexpired lease to be assumed hereunder is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, by the Reorganized Debtor upon assumption thereof in the ordinary course. Following the Commencement Date, the Debtor shall serve a notice on parties to executory contracts and unexpired leases to be assumed reflecting the Debtor’s intention to assume the contract or unexpired lease in connection with the Plan. If the counterparty believes any Cure amounts are due by the Debtor in connection with the assumption, it shall assert such Cure amounts against the Debtor in the ordinary course of business.

(b) Upon assumption, Cure amounts shall be paid by the Debtor or Reorganized Debtor in the ordinary course, subject to all defenses and disputes the Debtor or the Reorganized Debtor may have with respect to such executory contracts or unexpired leases, which the Debtor or Reorganized Debtor may assert in the ordinary course. If there is a Cure Dispute pertaining to assumption of an executory contract or unexpired lease, such dispute shall be heard by the Bankruptcy Court prior to such assumption being effective, provided that, before the Effective Date, the Debtor (after consulting with the Requisite RSA Parties) or the Reorganized Debtor, as applicable, may settle any dispute regarding the Cure amount or the nature thereof without any further notice to any party or any action, order, or approval of the Bankruptcy Court. To the extent a Cure Dispute relates solely to the Cure amount, the Debtor (after consulting with the Requisite RSA Parties) may assume and/or assume and assign the applicable contract or lease prior to the resolution of the Cure Dispute provided that the Debtor or proposed assignee reserves Cash in an amount sufficient to pay the full amount reasonably asserted as the required cure payment by the non-Debtor party to such contract or lease (or such smaller amount as may be fixed or estimated by the Bankruptcy Court or otherwise agreed to by such non-Debtor party and the Reorganized Debtor). To the extent the Cure Dispute is resolved or determined unfavorably to the Debtor or Reorganized Debtor, as applicable, the Debtor (after consulting with the Requisite RSA Parties) or the Reorganized Debtor, as applicable, may reject the applicable Executory Contract after such determination.

(c) Any counterparty to an executory contract or unexpired lease that does not timely object to the notice of the proposed assumption of such executory contract or unexpired lease within ten (10) days of the service thereof, shall be deemed to have assented to assumption of the applicable executory contract or unexpired lease notwithstanding any provision thereof that purports to (i) prohibit, restrict, or condition the transfer or assignment of such contract or lease, (ii) terminate or modify, or permit the termination or modification of, a contract or lease as a result of any direct or indirect transfer or assignment of the rights of the Debtor under such contract or lease or a change, if any, in the ownership or control to the extent contemplated by the Plan, (iii) increase, accelerate, or otherwise alter any obligations or liabilities of the Debtor or the Reorganized Debtor under such executory contract or unexpired lease, or (iv) create or impose a Lien upon any property or Asset of the Debtor or the Reorganized Debtor, as applicable. Each such provision

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shall be deemed to not apply to the assumption of such executory contract or unexpired lease pursuant to the Plan and counterparties to assumed executory contracts or unexpired leases that fail to object to the proposed assumption in accordance with the terms set forth in this Section 8.2(c), shall forever be barred and enjoined from objecting to the proposed assumption or to the validity of such assumption (including with respect to any Cure amounts or the provision of adequate assurance of future performance), or taking actions prohibited by the foregoing or the Bankruptcy Code on account of transactions contemplated by the Plan.

8.3. Payments Related to Assumption of Contracts and Leases.

Subject to resolution of any Cure Dispute, all Cures shall be satisfied by the Debtor or Reorganized Debtor, as the case may be, upon assumption of the underlying contracts and unexpired leases without acceleration in the ordinary course of business and per the terms of the contract or lease. Subject to the satisfaction of any monetary Cure amount, assumption of any executory contract or unexpired lease pursuant to the Plan, or otherwise, shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed executory contract or unexpired lease at any time before the effective date of the assumption. Any proofs of Claim filed with respect to an executory contract or unexpired lease that has been assumed shall be deemed disallowed and expunged, without further notice to or action, order or approval of the Bankruptcy Court or any other Entity, upon the deemed assumption of such contract or unexpired lease.

8.4. Rejection Claims.

In the event that the rejection of an executory contract or unexpired lease by the Debtor results in damages to the other party or parties to such contract or lease, any Allowed Claim for such damages shall be classified and treated in Class 7 (General Unsecured Claims).

8.5. Survival of the Debtor’s Indemnification Obligations and Parent Guarantees.

(a) Any obligations of the Debtor pursuant to its corporate charters, bylaws, or other organizational documents to indemnify current and former officers, directors, agents, and/or employees with respect to all present and future actions, suits, and proceedings against the Debtor or such directors, officers, agents, and/or employees, based upon any act or omission for or on behalf of the Debtor will not be discharged or impaired by confirmation of the Plan or the occurrence of the Effective Date. All such obligations will be deemed and treated as executory contracts assumed by the Debtor under the Plan and will continue as obligations of the Reorganized Debtor. In addition, after the Effective Date, the Reorganized Debtor will not terminate or otherwise reduce the coverage under any directors’ and officers’ insurance policies (including any “tail policy”) in effect as of the Commencement Date, and all members, managers, directors and officers of the Debtor who served in such capacity at any time prior to the Effective Date will be entitled to the full benefits of any such policy for the full term of such policy regardless of whether such members, managers, directors, and/or officers remain in such positions after the Effective Date.

(b) On the Effective Date, all guarantees, indemnities, or other credit support provided by the Debtor in support of the primary obligations of its Affiliates or any other Entity shall be Unimpaired by the Plan and Reinstated to their position immediately prior to the Commencement Date.

8.6. Insurance Policies.

All insurance policies pursuant to which the Debtor has any obligations in effect as of the Effective Date shall be deemed and treated as executory contracts pursuant to the Plan and shall be assumed by the Debtor and Reorganized Debtor and shall continue in full force and effect thereafter in accordance with their respective terms. All other insurance policies shall vest in the Reorganized Debtor.

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8.7. Intellectual Property Licenses and Agreements.

All intellectual property contracts, licenses, royalties, or other similar agreements to which the Debtor has any rights or obligations in effect as of the date of the Confirmation Order shall be deemed and treated as executory contracts pursuant to the Plan and shall be assumed by the Debtor and Reorganized Debtor and shall continue in full force and effect unless any such intellectual property contract, license, royalty, or other similar agreement otherwise is specifically rejected pursuant to a separate order of the Bankruptcy Court or is the subject of a separate rejection motion filed by the Debtor in accordance with Section 8.1 of the Plan. Unless otherwise noted hereunder, all other intellectual property contracts, licenses, royalties, or other similar agreements shall vest in the Reorganized Debtor and the Reorganized Debtor may take all actions as may be necessary or appropriate to ensure such vesting as contemplated herein.

8.8. Modifications, Amendments, Supplements, Restatements, or Other Agreements.

Unless otherwise provided herein or by separate order of the Bankruptcy Court, each executory contract and unexpired lease that is assumed shall include any and all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument, or other document is listed in the notice of assumed contracts.

8.9. Reservation of Rights.

(a) Neither the exclusion nor inclusion of any contract or lease by the Debtor on any exhibit, schedule, or other annex to the Plan or in the Plan Supplement, nor anything contained in the Plan, will constitute an admission by the Debtor that any such contract or lease is or is not in fact an executory contract or unexpired lease or that the Debtor or the Reorganized Debtor or their respective affiliates have any liability thereunder.

(b) Except as otherwise provided in the Plan, nothing in the Plan will waive, excuse, limit, diminish, or otherwise alter any of the defenses, Claims, Causes of Action, or other rights of the Debtor and the Reorganized Debtor under any executory or non-executory contract or any unexpired or expired lease.

(c) Nothing in the Plan will increase, augment, or add to any of the duties, obligations, responsibilities, or liabilities of the Debtor or the Reorganized Debtor under any executory or non-executory contract or any unexpired or expired lease.

(d) If there is a Cure Dispute or a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection under the Plan, the Debtor or Reorganized Debtor, as applicable, shall have sixty (60) days following entry of a Final Order resolving such Cure Dispute to alter their treatment of such contract or lease by filing a notice indicating such altered treatment.

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ARTICLE IX CONDITIONS PRECEDENT TO CONFIRMATION OF PLAN AND EFFECTIVE DATE.

9.1. Conditions Precedent to Confirmation of Plan.

The following are conditions precedent to confirmation of the Plan:

(a) the Plan and the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall be in form and substance consistent in all material respects with the Restructuring Support Agreements and the Restructuring Term Sheet and otherwise satisfactory, acceptable or reasonably acceptable to the Debtor, the Requisite RSA Parties to the extent set forth in the applicable Restructuring Support Agreement, and the DIP Lenders (but only in the case of the Exit Warehouse Facilities).

(b) the Restructuring Support Agreements shall not have been terminated and shall be in full force and effect;

(c) the Disclosure Statement shall have been approved by the Bankruptcy Court as having adequate information in accordance with section 1125 of the Bankruptcy Code;

(d) the Bankruptcy Court shall have entered the Confirmation Order in form and substance reasonably satisfactory to the Debtor, the Requisite RSA Parties, and the DIP Lenders; and

(e) the DIP Orders, the DIP Guaranties, the DIP Warehouse Master Refinancing Agreement, and the DIP Warehouse Facility Agreements shall be in full force and effect in accordance with the terms thereof, and no Event of Default (as defined in the DIP Warehouse Master Refinancing Agreement or the DIP Warehouse Facility Agreements) shall be continuing.

9.2. Conditions Precedent to Effective Date.

The following are conditions precedent to the Effective Date of the Plan:

(a) the Definitive Documents (including the Plan as confirmed by the Bankruptcy Court) (i) shall contain terms and conditions consistent in all material respects with the Restructuring Support Agreements and the Restructuring Term Sheet and will otherwise be acceptable, satisfactory or reasonably acceptable in form and substance to the Debtor and the Requisite RSA Parties to the extent set forth in the applicable Restructuring Support Agreement, (ii) shall contain terms and conditions consistent with the New Warehouse Facilities Term Sheet and shall be, in form and substance, acceptable to the DIP Lenders, and (iii) shall, to the extent applicable, have been executed and delivered, and any conditions (other than the occurrence of the Effective Date or certification that the Effective Date has occurred) contained therein shall have been satisfied or waived in accordance therewith;

(b) the Amended Organizational Documents shall have been filed with the appropriate governmental authority, as applicable;

(c) an Event of Default under the DIP Warehouse Master Refinancing Agreement or the DIP Warehouse Facility Agreements shall not be continuing and an acceleration of the obligations or termination of commitments under the DIP Warehouse Facility Agreements shall not have occurred;

(d) all actions, documents, and agreements necessary to implement and consummate the Plan shall have been effected or executed and binding on all parties thereto and, to the extent required, filed with the applicable governmental units in accordance with applicable laws;

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(e) the Bankruptcy Court shall have entered the Confirmation Order and such order shall not have been stayed, modified or vacated;

(f) all governmental and third-party approvals and consents, including Bankruptcy Court approval, necessary in connection with the transactions contemplated by the Plan shall have been obtained, not be subject to unfulfilled conditions, and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such transactions;

(g) the Restructuring Support Agreements shall not have been terminated and shall be in full force and effect; and

(h) all unpaid Restructuring Expenses shall have been paid in Cash, to the extent invoiced, at least two (2) business days prior to the Effective Date.

9.3. Waiver of Conditions Precedent.

(a) Except as otherwise provided herein, all actions required to be taken on the Effective Date shall take place and shall be deemed to have occurred simultaneously and no such action shall be deemed to have occurred prior to the taking of any other such action. Each of the conditions precedent in Section 9.1 and Section 9.2 of the Plan may be waived in writing by the Debtor with the prior written consent of the Requisite RSA Parties and the DIP Lenders without leave of or order of the Bankruptcy Court.

(b) The stay of the Confirmation Order pursuant to Bankruptcy Rule 3020(e) shall be deemed waived by and upon the entry of the Confirmation Order, and the Confirmation Order shall take effect immediately upon its entry.

9.4. Effect of Failure of a Condition.

If the conditions listed in Section 9.2 of the Plan are not satisfied or waived in accordance with Section 9.3 of the Plan on or before the first Business Day that is more than sixty (60) days after the date on which the Confirmation Order is entered or by such later date as set forth by the Debtor in a notice filed with the Bankruptcy Court prior to the expiration of such period, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall (a) constitute a waiver or release of any Claims by or against or any Interests in the Debtor, (b) prejudice in any manner the rights of any Entity, or (c) constitute an admission, acknowledgement, offer, or undertaking by the Debtor, any of the Requisite RSA Parties or any other Entity.

ARTICLE X EFFECT OF CONFIRMATION OF PLAN.

10.1. Vesting of Assets.

On the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all property of the Debtor’s Estate shall vest in the Reorganized Debtor free and clear of all Claims, Liens, encumbrances, charges, and other interests, except as provided pursuant to the Plan, the Confirmation Order, the Exit Warehouse Facilities Documents, the Amended and Restated Credit Facility Documents, or the New Second Lien Notes Documents. On and after the Effective Date, the Reorganized Debtor may take any action, including, without limitation, the operation of its businesses; the use, acquisition, sale, lease and disposition of property; and the entry into transactions, agreements, understandings, or arrangements, whether in or other than in the ordinary course of business, and execute, deliver, implement, and fully perform any and all obligations, instruments, documents, and papers or otherwise in

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connection with any of the foregoing, free of any restrictions of the Bankruptcy Code or Bankruptcy Rules and in all respects as if there was no pending case under any chapter or provision of the Bankruptcy Code, except as expressly provided herein. Without limiting the foregoing, the Reorganized Debtor may pay the charges that they incur on or after the Effective Date for professional fees, disbursements, expenses, or related support services without application to the Bankruptcy Court.

10.2. Binding Effect.

As of the Effective Date, the Plan shall bind all holders of Claims against and Interests in the Debtor and their respective successors and assigns, notwithstanding whether any such holders were (a) Impaired or Unimpaired under the Plan, (b) deemed to accept or reject the Plan, (c) failed to vote to accept or reject the Plan, or (d) voted to reject the Plan.

10.3. Discharge of Claims and Termination of Interests.

Upon the Effective Date and in consideration of the distributions to be made hereunder, except as otherwise expressly provided under the Plan, including with respect to Unimpaired Claims, each holder (as well as any representatives, trustees, or agents on behalf of each holder) of a Claim or Interest and any affiliate of such holder shall be deemed to have forever waived, released, and discharged the Debtor, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Interest, rights, and liabilities that arose prior to the Effective Date. Upon the Effective Date, all such Entities shall be forever precluded and enjoined, pursuant to section 524 of the Bankruptcy Code, from prosecuting or asserting any such discharged Claim against or terminated Interest in the Debtor against the Debtor, the Reorganized Debtor, or any of its Assets or property, whether or not such holder has filed a proof of Claim and whether or not the facts or legal bases therefor were known or existed prior to the Effective Date.

10.4. Term of Injunctions or Stays.

Unless otherwise provided herein, the Confirmation Order, or in a Final Order of the Bankruptcy Court, all injunctions or stays arising under or entered during the Chapter 11 Case under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay.

10.5. Injunction.

(a) Upon entry of the Confirmation Order, all holders of Claims and Interests and other parties in interest, along with their respective present or former employees, agents, officers, directors, principals, and affiliates, shall be enjoined from taking any actions to interfere with the implementation or consummation of the Plan in relation to any Claim extinguished, discharged or released pursuant to the Plan.

(b) Except as expressly provided in the Plan, the Confirmation Order, or a separate order of the Bankruptcy Court or as agreed to by the Debtor and a holder of a Claim against or Interest in the Debtor, all Entities who have held, hold, or may hold Claims against or Interests in the Debtor (whether proof of such Claims or Interests has been filed or not and whether or not such Entities vote in favor of, against or abstain from voting on the Plan or are presumed to have accepted or deemed to have rejected the Plan) and other parties in interest, along with their respective present or former employees, agents, officers, directors, principals, and affiliates are permanently enjoined, on and after the Effective Date, solely with respect to any Claims, Interests, and Causes of Action that will

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be or are extinguished, discharged, or released pursuant to the Plan from (i) commencing, conducting, or continuing in any manner, directly or indirectly, any suit, action, or other proceeding of any kind (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against or affecting the Released Parties or the property of any of the Released Parties, (ii) enforcing, levying, attaching (including, without limitation, any prejudgment attachment), collecting, or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree, or order against the Released Parties or the property of any of the Released Parties, (iii) creating, perfecting, or otherwise enforcing in any manner, directly or indirectly, any encumbrance of any kind against the Released Parties or the property of any of the Released Parties, (iv) asserting any right of setoff, directly or indirectly, against any obligation due the Released Parties or the property of any of the Released Parties, except as contemplated or Allowed by the Plan; and (v) acting or proceeding in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan.

(c) By accepting distributions pursuant to the Plan, each holder of an Allowed Claim or Interest extinguished, discharged, or released pursuant to the Plan will be deemed to have affirmatively and specifically consented to be bound by the Plan, including, without limitation, the injunctions set forth in this Section 10.5.

(d) The injunctions in this Section 10.5 shall extend to any successors of the Debtor and the Reorganized Debtor and their respective property and interests in property.

(e) The injunctions in the Plan shall extend to the Affiliate Co-Plan Proponents to the extent any Claim or Interest arising from the Prepetition Credit Agreement or the Prepetition Senior Notes Indenture is extinguished, discharged, or released pursuant to the Plan.

10.6. Releases.

(a) Estate Releases.

As of the Effective Date, except (i) for the rights that remain in effect from and after the Effective Date to enforce the Plan and the Definitive Documents, and (ii) as provided in the Plan (including Sections 3.3 and 10.8) or Confirmation Order, for good and valuable consideration, the adequacy of which is hereby confirmed, including, without limitation, the service of the Released Parties to facilitate the reorganization of the Debtor and the implementation of the restructuring, the Released Parties will be deemed forever released and discharged, to the maximum extent permitted by law, by the Debtor, the Reorganized Debtor, and the Estate and all affiliates or subsidiaries managed or controlled thereby, from any and all Claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, remedies, losses, and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of the Debtor, the Reorganized Debtor, or the Estate, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that the Debtor, the Reorganized Debtor, or the Estate would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other person, based on or relating to, or in any manner arising from, in whole or in part, the Debtor, the Chapter 11 Case, the purchase, sale, or rescission of the purchase or sale of any security of the Debtor, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between the Debtor and any Released Party, the restructuring, the restructuring of any Claim or Interest before or during the Chapter 11 Case, the Disclosure Statement, the Restructuring Support Agreements, and the Plan and related agreements, instruments, and other

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documents (including the Definitive Documents), and the negotiation, formulation, or preparation thereof, the solicitation of votes with respect to the Plan, or any other act or omission, in all cases based upon any act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date; provided that, nothing in this Section 10.6(a) shall be construed to release the Released Parties from willful misconduct or fraud as determined by a Final Order.

(b) Consensual Releases by Holders of Impaired Claims.

As of the Effective Date, except (i) for the right to enforce the Plan or any right or obligation arising under the Definitive Documents that remain in effect or become effective after the Effective Date or (ii) as otherwise expressly provided in the Plan or in the Confirmation Order, in exchange for good and valuable consideration, including the obligations of the Debtor under the Plan and the contributions of the Released Parties to facilitate and implement the Plan, to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, the Released Parties shall be deemed conclusively, absolutely, unconditionally, irrevocably and forever, released, and discharged by:

(i)	the holders of Impaired Claims who voted to accept the Plan;

(ii)	the holders of Impaired Claims who abstained from voting on the Plan or who voted to reject the Plan and did not opt out of granting the releases provided in the Plan;

(iii)	the Consenting Term Lenders and the Consenting Senior Noteholders;

(iv)	any Significant Equity Holder; and

(v)	with respect to any Entity in the foregoing clauses (i) through (iv), such Entity’s (x) predecessors, successors and assigns, (y) subsidiaries, affiliates, managed accounts or funds, managed or controlled by such entity and (z) all persons entitled to assert claims through or on behalf of such entities with respect to the matters for which the releasing entities are providing releases, in each case, from any and all Claims, interests or Causes of Action whatsoever, including any derivative Claims asserted on behalf of the Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), based on, relating to, or arising from, in whole or in part, the Debtor, the Debtor’s restructuring, the Chapter 11 Case, the purchase, sale or rescission of the purchase or sale of any security of the Debtor or the Reorganized Debtor, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Case, the negotiation, formulation, preparation, or consummation of the Plan (including the Plan Supplement), the Restructuring Support Agreements, the Definitive Documents, or any related agreements, instruments, or other documents (including, but not limited to, any guarantees by the Affiliate Co-Plan Proponents of the obligations under the Prepetition Credit Agreement or the Prepetition Senior Notes Indenture), the solicitation of votes with respect to the Plan, in all cases based upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided that, nothing in this Section 10.6(b) shall be construed to release the Released Parties from willful misconduct or fraud as determined by a Final Order.

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(c) Releases of Affiliate Co-Plan Proponents by Holders of Claims in Classes 4 and 5.

As of the Effective Date, in exchange for good and valuable consideration, including the obligations of the Debtor under the Plan and the substantial contributions of the Affiliate Co-Plan Proponents to facilitate and implement the Plan, to the fullest extent permissible under applicable law, each holder of a Claim in Classes 4 and 5 (whether or not such holder voted to reject the Plan or abstained from voting on the Plan) shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever, released, and discharged the Affiliate Co-Plan Proponents from any and all Claims, interests, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities, including any derivative Claims asserted on behalf of the Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity, or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Prepetition Credit Agreement, the Prepetition Senior Notes Indenture, or agreements related thereto (including, but not limited to, any guarantees by the Affiliate Co-Plan Proponents of the obligations under the Prepetition Credit Agreement or the Prepetition Senior Notes Indenture), and any acts or omissions by the Affiliate Co-Plan Proponents in connection therewith; provided that, nothing in this Section 10.6(c) shall be construed to release any Affiliate Co-Plan Proponent from willful misconduct or fraud as determined by Final Order.

(d) Notwithstanding anything to the contrary herein, any Person or Entity (i) releasing claims hereunder who does not provide (or is not deemed to provide), a valid and binding release of the Released Parties or (ii) who has asserted or later asserts a claim against a Released Party, shall not be (or be deemed to be) a Released Party.

10.7. Exculpation.

Notwithstanding anything herein to the contrary, and to the maximum extent permitted by applicable law, no Exculpated Party will have or incur, and each Exculpated Party is hereby released and exculpated from, any claim, obligation, suit, judgment, damage, demand, debt, right, cause of action, remedy, loss, and liability for any claim in connection with or arising out of the administration of the Chapter 11 Case; the negotiation, formulation, preparation, and pursuit of the Disclosure Statement, the Restructuring Support Agreements, the restructuring transactions, the Plan, or the solicitation of votes for, or confirmation of, the Plan; the funding or consummation of the Plan (including the Plan Supplement), the Definitive Documents, or any related agreements, instruments, or other documents, the solicitation of votes on the Plan, the offer, issuance, and distribution of any securities issued or to be issued pursuant to the Plan, whether or not such distribution occurs following the Effective Date; the occurrence of the Effective Date; negotiations regarding or concerning any of the foregoing, or the administration of the Plan or property to be distributed under the Plan, except for actions determined by Final Order to constitute willful misconduct or fraud. This exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations and any other applicable law or rules protecting such Exculpated Parties from liability.

10.8. Retention of Causes of Action/Reservation of Rights.

Except as otherwise provided in Section 10.6(a) of the Plan, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver or relinquishment of any rights, Claims, Causes of Action, rights of setoff or recoupment, or other legal or equitable defenses that the Debtor had immediately prior to the Effective Date on behalf of the Estate or itself in accordance with any provision

44

of the Bankruptcy Code or any applicable nonbankruptcy law, including, without limitation, any affirmative Causes of Action against parties with a relationship with the Debtor, other than the Released Parties. The Reorganized Debtor shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff or recoupment, and other legal or equitable defenses as fully as if the Chapter 11 Case had not been commenced, and all of the Debtor’s legal and equitable rights in respect of any Unimpaired Claim may be asserted after the Confirmation Date and Effective Date to the same extent as if the Chapter 11 Case had not been commenced. Notwithstanding the foregoing, the Debtor and the Reorganized Debtor shall not retain any Claims or Causes of Action released pursuant to the Plan against the Released Parties or arising under chapter 5 of the Bankruptcy Code (except that such Claims or Causes of Action may be asserted as a defense to a Claim in connection with the claims reconciliation and objection procedures pursuant to section 502(d) of the Bankruptcy Code or otherwise).

10.9. Solicitation of Plan.

(a) As of and subject to the occurrence of the Confirmation Date: (i) the Debtor shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including without limitation, sections 1125(a) and (e) of the Bankruptcy Code, and any applicable non-bankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation and (ii) the Debtor, the Consenting Term Lenders, the Consenting Senior Noteholders, and each of their respective directors, officers, employees, affiliates, agents, financial advisors, investment bankers, professionals, accountants, and attorneys shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of any securities under the Plan, and therefore are not, and on account of such offer, issuance, and solicitation will not be, liable at any time for any violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of any securities under the Plan.

(b) Notwithstanding anything herein to the contrary, as of the Effective Date, pursuant to section 1125(e) of the Bankruptcy Code, the Debtor and each of its officers and directors upon appropriate findings of the Bankruptcy Court will be deemed to have solicited acceptance of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, and to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code, in the offer, issuance, sale, or purchase of a security, offered or sold under the Plan of the Reorganized Debtor, and shall not be liable to any Person on account of such solicitation or participation.

10.10. Corporate Action.

Upon the Effective Date, all actions contemplated by the Plan shall be deemed authorized and approved in all respects, including (a) the assumption of all Employee Arrangements of the Debtor as provided, and subject to the terms and conditions, herein, (b) the selection of the directors, and officers for the Reorganized Debtor, (c) the distribution and issuance of the New Common Stock, Mandatorily Convertible Preferred Stock, and New Warrants (d) the entry into the Exit Warehouse Facilities and the Amended and Restated Credit Facility Documents, (e) the distribution and issuance of the New Second Lien Notes and entry into the New Second Lien Notes Documents, (f) the performance of the Restructuring Support Agreements, and (g) all other actions contemplated by the Plan (whether to occur before, on, or after the Effective Date), in each case, in accordance with and subject to the terms hereof. All matters provided for in the Plan involving the corporate structure of the Debtor or the Reorganized Debtor, and any corporate action required by the Debtor or the Reorganized Debtor in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the Security holders, directors, managers, or officers of the Debtor or the Reorganized Debtor. On or (as applicable) before the Effective Date, the authorized officers of the Debtor or the Reorganized Debtor, as applicable, shall be authorized and directed to issue, execute, and deliver the agreements, documents,

45

securities, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtor, including, but not limited to, (a) the Amended Organizational Documents, (b) the Exit Warehouse Facilities, (c) the Amended and Restated Credit Facility Documents, (d) the New Second Lien Notes Documents, and (e) any and all other agreements, documents, securities, and instruments relating to the foregoing. The authorizations and approvals contemplated by this Section 10.10 shall be effective notwithstanding any requirements under non-bankruptcy law.

10.11. Registration Rights.

On the Effective Date, the Reorganized Debtor shall enter into a registration rights agreement in form and substance reasonably acceptable to the Requisite Senior Noteholders and the Debtor or Reorganized Debtor, as applicable (“Registration Rights Agreement”). The Registration Rights Agreement shall provide the Registration Rights Parties with certain demand registration rights and with “piggyback” registration rights.

ARTICLE XI RETENTION OF JURISDICTION.

11.1. Retention of Jurisdiction.

On and after the Effective Date, the Bankruptcy Court shall retain non-exclusive jurisdiction over all matters arising in, arising under, and related to the Chapter 11 Case for, among other things, the following purposes:

(a) to hear and determine motions and/or applications for the assumption or rejection of executory contracts or unexpired leases, including Cure Disputes, and the allowance, classification, priority, compromise, estimation, or payment of Claims resulting therefrom;

(b) to determine any motion, adversary proceeding, application, contested matter, and other litigated matter pending on or commenced after the Confirmation Date;

(c) to ensure that distributions to holders of Allowed Claims are accomplished as provided for in the Plan and Confirmation Order and to adjudicate any and all disputes arising from or relating to distributions under the Plan;

(d) to consider the allowance, classification, priority, compromise, estimation, or payment of any Claim;

(e) to enter, implement, or enforce such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, modified, or vacated;

(f) to issue injunctions, enter and implement other orders, and take such other actions as may be necessary or appropriate to restrain interference by any Entity with the consummation, implementation, or enforcement of the Plan, the Confirmation Order, or any other order of the Bankruptcy Court;

(g) to hear and determine any application to modify the Plan in accordance with section 1127 of the Bankruptcy Code, to remedy any defect or omission or reconcile any inconsistency in the Plan, or any order of the Bankruptcy Court, including the Confirmation Order, in such a manner as may be necessary to carry out the purposes and effects thereof;

(h) to hear and determine all Fee Claims and Restructuring Expenses;

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(i) to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan, the Plan Supplement, or the Confirmation Order, or any agreement, instrument, or other document governing or relating to any of the foregoing;

(j) to take any action and issue such orders as may be necessary to construe, interpret, enforce, implement, execute, and consummate the Plan;

(k) to determine such other matters and for such other purposes as may be provided in the Confirmation Order;

(l) to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code (including any requests for expedited determinations under section 505(b) of the Bankruptcy Code);

(m) to hear, adjudicate, decide, or resolve any and all matters related to Article X of the Plan, including, without limitation, the releases, discharge, exculpations, and injunctions issued thereunder;

(n) to resolve disputes concerning Disputed Claims or the administration thereof;

(o) to hear and determine any other matters related hereto and not inconsistent with the Bankruptcy Code and title 28 of the United States Code;

(p) to enter a final decree closing the Chapter 11 Case;

(q) to recover all Assets of the Debtor and property of the Debtor’s Estate, wherever located;

(r) to hear and determine any rights, Claims, or Causes of Action held by or accruing to the Debtor pursuant to the Bankruptcy Code or pursuant to any federal statute or legal theory; and

(s) to hear and resolve any dispute over the application to any Claim of any limit on the allowance of such Claim set forth in sections 502 or 503 of the Bankruptcy Code, other than defenses or limits that are asserted under non-bankruptcy law pursuant to section 502(b)(1) of the Bankruptcy Code.

11.2. Courts of Competent Jurisdiction.

If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter arising out of the Plan, such abstention, refusal, or failure of jurisdiction shall have no effect upon and shall not control, prohibit, or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter.

ARTICLE XII MISCELLANEOUS PROVISIONS.

12.1. Payment of Statutory Fees.

On the Effective Date and thereafter as may be required, the Reorganized Debtor shall pay all fees incurred pursuant to sections 1911 through 1930 of chapter 123 of title 28 of the United States Code, together with interest, if any, pursuant to § 3717 of title 31 of the United States Code for the Debtor’s case, or until such time as a final decree is entered closing the Debtor’s case, a Final Order converting the Debtor’s case to a case under chapter 7 of the Bankruptcy Code is entered, or a Final Order dismissing the Debtor’s case is entered.

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12.2. Substantial Consummation of the Plan.

On the Effective Date, the Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

12.3. Plan Supplement.

The Plan Supplement shall be filed with the Clerk of the Bankruptcy Court. Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours. Documents included in the Plan Supplement will be posted at the website of the Debtor’s notice, claims, and solicitation agent.

12.4. Request for Expedited Determination of Taxes.

The Debtor shall have the right to request an expedited determination under section 505(b) of the Bankruptcy Code with respect to tax returns filed, or to be filed, for any and all taxable periods ending after the Commencement Date through the Effective Date.

12.5. Exemption from Certain Transfer Taxes.

Pursuant to section 1146 of the Bankruptcy Code, (a) the issuance, transfer or exchange of any securities, instruments or documents, (b) the creation of any Lien, mortgage, deed of trust, or other security interest, (c) the making or assignment of any lease or sublease or the making or delivery of any deed or other instrument of transfer under, pursuant to, in furtherance of, or in connection with the Plan, including, without limitation, any deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan or the reinvesting, transfer, or sale of any real or personal property of the Debtor pursuant to, in implementation of or as contemplated in the Plan (whether to one or more of the Reorganized Debtor or otherwise), (d) the grant of Collateral under the Amended and Restated Credit Facility, and (e) the issuance, renewal, modification, or securing of indebtedness by such means, and the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including, without limitation, the Confirmation Order, shall not be subject to any document recording tax, stamp tax, conveyance fee, or other similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, sales tax, use tax, or other similar tax or governmental assessment. Consistent with the foregoing, each recorder of deeds or similar official for any county, city, or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument without requiring the payment of any filing fees, documentary stamp tax, deed stamps, stamp tax, transfer tax, intangible tax, or similar tax.

12.6. Amendments.

(a) Plan Modifications. Subject to the terms of the Restructuring Support Agreements and the New Warehouse Facilities Term Sheet, (i) the Debtor reserves the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order, including amendments or modifications to satisfy section 1129(b) of the Bankruptcy Code, and (ii) after entry of the Confirmation Order, the Debtor may, upon order of the Court, amend, modify or supplement the Plan in the manner provided for by section 1127 of the Bankruptcy Code or as otherwise permitted by law, in each case without additional disclosure pursuant to section 1125 of the Bankruptcy Code. In addition, after the Confirmation Date, so long as such action does not materially and adversely affect the treatment of holders of Allowed Claims or Allowed Interests pursuant to this Plan and subject to the reasonable consent of the Requisite RSA Parties and the DIP Lenders, the Debtor may remedy any defect or

48

omission or reconcile any inconsistencies in this Plan or the Confirmation Order with respect to such matters as may be necessary to carry out the purposes or effects of this Plan, and any holder of a Claim or Interest that has accepted this Plan shall be deemed to have accepted this Plan as amended, modified, or supplemented.

(b) Other Amendments. Subject to the terms of the Restructuring Support Agreements and the New Warehouse Facilities Term Sheet, before the Effective Date, the Debtor may make appropriate technical adjustments and modifications to the Plan and the documents contained in the Plan Supplement without further order or approval of the Bankruptcy Court.

12.7. Effectuating Documents and Further Transactions.

Each of the officers of the Reorganized Debtor is authorized, in accordance with his or her authority under the resolutions of the Board to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

12.8. Revocation or Withdrawal of Plan.

Subject to the terms of the Restructuring Support Agreements and the New Warehouse Facilities Term Sheet, the Debtor reserves the right to revoke or withdraw the Plan prior to the Effective Date. If the Plan has been revoked or withdrawn prior to the Effective Date, or if confirmation or the occurrence of the Effective Date does not occur, then: (a) the Plan shall be null and void in all respects; (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount any Claim or Interest or Class of Claims or Interests), assumption of executory contracts or unexpired leases affected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void; and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claim by or against, or any Interest in, the Debtor or any other Entity; (ii) prejudice in any manner the rights of the Debtor or any other Entity; or (iii) constitute an admission of any sort by the Debtor, any Consenting Term Lenders, any Consenting Senior Noteholders, or any other Entity. This provision shall have no impact on the rights of the Consenting Term Lenders, the Consenting Senior Noteholders, or the Debtor, as set forth in the Restructuring Support Agreements, in respect of any such revocation or withdrawal.

12.9. Dissolution of Statutory Committees.

If any statutory committee (a “Committee”) was formed in the Chapter 11 Case, such Committee shall be automatically dissolved on the Effective Date and, on the Effective Date, each member (including each officer, director, employee, or agent thereof) of such Committee and each professional retained by such Committee shall be released and discharged from all rights, duties, responsibilities, and obligations arising from, or related to, the Debtor, their membership on such Committee, the Plan, or the Chapter 11 Case, except with respect to any matters concerning any Fee Claims held or asserted by any professional retained by such Committee.

12.10. Severability of Plan Provisions.

If, before the entry of the Confirmation Order, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtor, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or

49

invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is (a) valid and enforceable pursuant to its terms, (b) integral to the Plan and may not be deleted or modified without the consent of the Debtor or the Reorganized Debtor (as the case may be), and (c) nonseverable and mutually dependent.

12.11. Governing Law.

Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an exhibit hereto or a schedule in the Plan Supplement or a Definitive Document provides otherwise, the rights, duties, and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof; provided, however, that corporate or entity governance matters relating to the Debtor or Reorganized Debtor shall be governed by the laws of the state of incorporation or organization of the Debtor or Reorganized Debtor.

12.12. Time.

In computing any period of time prescribed or allowed by the Plan, unless otherwise set forth herein or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

12.13. Dates of Actions to Implement the Plan.

In the event that any payment or act under the Plan is required to be made or performed on a date that is on a Business Day, then the making of such payment or the performance of such act may be completed on or as soon as reasonably practicable after the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

12.14. Immediate Binding Effect.

Notwithstanding Bankruptcy Rules 3020(e), 6004(h), 7062, or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and Plan Supplement shall be immediately effective and enforceable and deemed binding upon and inure to the benefit of the Debtor, the holders of Claims and Interests, the Released Parties, and each of their respective successors and assigns, including, without limitation, the Reorganized Debtor.

12.15. Deemed Acts.

Subject to and conditioned on the occurrence of the Effective Date, whenever an act or event is expressed under the Plan to have been deemed done or to have occurred, it shall be deemed to have been done or to have occurred without any further act by any party, by virtue of the Plan and the Confirmation Order.

12.16. Successor and Assigns.

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor, or permitted assign, if any, of each Entity.

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12.17. Entire Agreement.

On the Effective Date, the Plan, the Plan Supplement, and the Confirmation Order shall supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

12.18. Exhibits to Plan.

All exhibits, schedules, supplements, and appendices to the Plan (including the Plan Supplement) are incorporated into and are a part of the Plan as if set forth in full herein.

12.19. Notices.

All notices, requests, and demands to or upon the Debtor to be effective shall be in writing (including by electronic or facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

(a) If to the Debtor or the Reorganized Debtor:

Walter Investment Management Corp.

1100 Virginia Drive, Suite 100

Fort Washington, PA 19034

Attn: John Haas, General Counsel, Chief Legal Officer and Secretary

Email: JHaas@walterinvestment.com

-and-

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attn:     Ray C. Schrock, P.C.

     Joseph Smolinsky, Esq.

     Sunny Singh, Esq.

Telephone: (212) 310-8000

Facsimile: (212) 310-8007

Email:   ray.schrock@weil.com

      joseph.smolinsky@weil.com

      sunny.singh@weil.com

(b) If to the Requisite Term Lenders:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Il 606545

Attn: Patrick J Nash Jr., P.C.

Email: patrick.nash@kirkland.com

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Attn: Gregory Pesce

Email: gregory.pesce@kirkland.com

(c) If to the Requisite Senior Noteholders:

Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, NY 10005

Attn: Dennis F. Dunne

Email: ddunne@milbank.com

2029 Century Park East

Los Angeles, CA 90067

Attn: Gregory A. Bray

Email: gbray@milbank.com

Attn: Haig M. Maghakian

Email: hmaghakian@milbank.com

After the Effective Date, the Debtor has authority to send a notice to Entities providing that, to continue to receive documents pursuant to Bankruptcy Rule 2002, they must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Debtor and the Reorganized Debtor, as applicable, are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have filed such renewed requests.

[THE REMAINDER OF THIS PAGE INTENTIONALLY WAS LEFT BLANK]

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Dated: November 6, 2017

THE DEBTOR

Walter Investment Management Corp.

By:	/s/ Chery A. Collins
Name: Cheryl A. Collins
Title: Authorized Officer

AS AFFILIATE CO-PLAN PROPONENT

Ditech Financial LLC

DF Insurance Agency LLC

Green Tree Credit Solutions LLC

Green Tree Insurance Agency of Nevada, Inc.

Green Tree Investment Holdings III LLC

Green Tree Servicing Corp.

Reverse Mortgage Solutions, Inc.

Walter Management Holding Company LLC

Walter Reverse Acquisition LLC

By:	/s/ Cheryl A. Collins
Name: Cheryl A. Collins
Title: Authorized Officer

AS AFFILIATE CO-PLAN PROPONENT

Green Tree Credit LLC

By:	/s/ Kimberly A. Perez
Name: Kimberly A. Perez
Title: Authorized Officer

AS AFFILIATE CO-PLAN PROPONENT

Green Tree Investment Management LLC

By:	/s/ Jeanetta Brown
Name: Jeanetta Brown
Title: Authorized Officer

AS AFFILIATE CO-PLAN PROPONENT Mortgage Asset Systems, LLC REO Management Solutions, LLC

By:	/s/ Alan Clark
Name: Alan Clark Title: Authorized Officer

Exhibit B

Consenting Term Lenders Restructuring Support Agreement

See Exhibit 10.1 to the Company’s Form 8-K filed October 23, 2017

EXHIBIT C

Consenting Senior Noteholders’ Restructuring Support Agreement

See Exhibit 10.2 to the Company’s Form 8-K filed October 23, 2017

EXHIBIT D

Prepackaged Plan Restructuring Term Sheet

(Exhibit A to the Restructuring Support Agreements)

•	Exhibit 1: Amended and Restated Credit Facility Term Sheet

•	Exhibit 2: New Second Lien Notes Term Sheet

•	Exhibit 3: Mandatorily Convertible Preferred Stock Term Sheet

•	Exhibit 4: Warrants Term Sheet

See Exhibit A to Exhibit 10.1 to the Company’s Form 8-K filed October 23, 2017

EXHIBIT E

Commitment Letter and New Warehouse Facilities Term Sheet

Exhibit E

CREDIT SUISSE FIRST BOSTON MORTGAGE CAPITAL LLC c/o Credit Suisse Securities (USA) LLC Eleven Madison Avenue, 4th Floor New York, NY 10010	BARCLAYS BANK PLC 745 Seventh Avenue New York, NY 10019

CONFIDENTIAL

NOVEMBER 6, 2017

Ditech Financial LLC

1100 Virginia Drive, Suite 100

Fort Washington, PA 19034

Attention: Cheryl Collins, SVP and Treasurer

Email: Cheryl.collins@walterinvestment.com

Reverse Mortgage Solutions, Inc.

14405 Walters Road, Suite 200

Houston, TX 77014

Attention: Cheryl Collins, SVP

Email: Cheryl.collins@walterinvestment.com

Walter Investment Management, Corp.

3000 Bayport Drive, Suite 1100

Tampa, Florida 33607

Attention: John J. Haas, General Counsel

Email: jhaas@walterinvestment.com

Re: Master Warehouse Refinancing Facilities Commitment Letter

Ladies and Gentlemen:

You have advised Credit Suisse First Boston Mortgage Capital LLC, (“Credit Suisse”), acting as administrative agent (in such capacity, “Administrative Agent”) on behalf of Credit Suisse AG, Cayman Islands Branch (“Cayman Branch”) and Barclays Bank PLC (“Barclays” and, together with Cayman Branch and other permitted buyers, the “Buyers” and, together with Administrative Agent, “we” or “us”), that Ditech Financial LLC and Reverse Mortgage Solutions, Inc. (collectively, the “Sellers”) and Walter Investment Management Corp. (the “Guarantor” and, together with Sellers, “you”) intend to establish master warehouse refinancing facilities (the “Facilities”) pursuant to which (i) the Sellers may, from time to time, enter into transactions (the “Transactions”) secured by certain mortgage loans, securities and servicing receivables related to such types of assets (collectively, the “Assets”) as more particularly described in the Term Sheet (as hereinafter defined) and (ii) Guarantor shall enter into a guaranty in favor of Administrative Agent (for the benefit of itself and Buyers), as described in more detail in the Term Sheet.

Commitment Letter

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Term Sheet.

1.	Commitments.

In connection with the foregoing, the Buyers are pleased to advise you of their respective commitments to enter into such Transactions with Sellers:

(a)	with respect to the DIP Commitment, commencing on or after November 30, 2017, in an aggregate maximum available amount of $1,900,000,000 (ONE BILLION NINE HUNDRED MILLION DOLLARS), consisting of certain sublimits as more particularly set forth in the attached Term Sheet, and two-thirds of the DIP Commitment is hereby committed to by Cayman Branch and one-third of the DIP Commitment is hereby committed to by Barclays; and

(b)	with respect to the Exit Commitment, commencing on or after the Effective Date, in an aggregate maximum available amount of $1,900,000,000 (ONE BILLION NINE HUNDRED MILLION DOLLARS), consisting of certain sublimits as more particularly set forth in the attached Term Sheet, and two-thirds of the Exit Commitment is hereby committed to by Cayman Branch and one-third of the Exit Commitment is hereby committed to by Barclays, in each case, upon the terms and subject to the conditions set forth or referred to in this commitment letter (collectively with all exhibits and other attachments hereto, this “Commitment Letter”), the term sheet attached hereto as Exhibit A and forming a part hereof (collectively with all schedules attached to such exhibit, the “Term Sheet”) and that certain fee letter, dated the date hereof, among you and us (the “Fee Letter”).

It is understood and agreed that each Buyer may satisfy its commitments hereunder through any one or more of its affiliates, its branches or its related commercial paper conduits, in which case such affiliates, branches or commercial paper conduits would be a Buyer under the Facilities (any Buyer’s affiliates, branches and/or related commercial paper conduits that are from time to time Buyers are referred to as such Buyer’s “Affiliated Buyers”).

The rights and obligations of each of the Buyers and Administrative Agent under this Commitment Letter shall be several and not joint, and no failure of any Buyer or Administrative Agent to comply with any of its obligations hereunder shall prejudice the rights of any other Buyer or Administrative Agent, as the case may be; provided that no Buyer shall be required to fund any of the commitments of the other Buyer in the event such other Buyer fails to do so (the “Breaching Party”), but the Buyer that is not a Breaching Party shall be offered an opportunity to fund in whole or in part such portion of the commitments of such Breaching Party (the “Accepting Party”), in which event, the Accepting Party shall be entitled to all of the fees, rights or powers relating to such commitments that would otherwise be issued or granted to the Breaching Party.

2.	Information.

You hereby represent, warrant and covenant that (a) all written information (other than all financial projections (the “Projections”), other forward-looking and/or projected information and general economic or industry information) that has been or will be made available to Administrative Agent or any of the Buyers by or on behalf of you or any of your affiliates or representatives (the “Information”), when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to

Commitment Letter

state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, when taken as a whole, (after giving effect to all supplements and updates thereto) and (b) the Projections that have been or will be made available to Administrative Agent or any of the Buyers by or on behalf of you or any of your affiliates or representatives have been or will be prepared in good faith based upon accounting principles consistent with the historical audited financial statements of the Company and upon assumptions that are reasonable at the time the related Projections are made available to Administrative Agent or any of the Buyers (it being understood and agreed that the Projections are subject to significant uncertainties and contingencies many of which are beyond your control and are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material). You agree that if at any time prior to the effectiveness of and initial funding under the DIP Warehouse Facility Agreements (the “DIP Closing”) (in connection with the DIP Commitment) or the effectiveness of the Exit Facility Agreements (the “Exit Closing”) (in connection with the Exit Commitment) you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly (and prior to the DIP Closing or Exit Closing, as applicable) supplement the Information and the Projections so that such representations will be correct in all material respects under those circumstances. Each of the Buyers and Administrative Agent will be entitled to use and rely upon, without responsibility to verify independently, the Information and the Projections. Each of Guarantor and each Seller authorizes and directs Administrative Agent to provide the Information and Projections to any other actual or prospective Buyer in the Facilities.

3.	Fees, Titles and Roles.

As consideration for Buyers’ commitments hereunder, and our agreements to perform the services described herein, you agree to pay the fees and expenses set forth in this Commitment Letter and in the Fee Letter as and when payable in accordance with the terms hereof and thereof. You agree that no other agents, co-agents, arrangers, co-arrangers, bookrunners, co-bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation will be paid (other than as expressly contemplated by this Commitment Letter, the Fee Letter and any other fees paid to either Cayman Branch, Barclays and/or their respective affiliates) in connection with the Facilities unless you and we shall so agree.

4.	Conditions Precedent.

Buyers’ commitments hereunder, and our agreements to perform the services described herein and as more fully described in the Term Sheet, are subject to the satisfaction (or waiver by each Buyer) of the conditions precedent set forth in the Term Sheet and the following conditions: (a) our not having discovered or otherwise having become aware of any information not previously disclosed to us that we believe to be inconsistent in a material and adverse manner with our understanding, based on the information provided to us prior to the date hereof, of the business, assets, liabilities, operations, financial conditions and operating results of the Guarantor and its subsidiaries or each Seller and their respective subsidiaries, in each case, taken as a whole, (b) the negotiation, execution and delivery of definitive documentation with respect to the Facilities satisfactory to Buyers and their respective counsel in their good faith discretion, which documentation will include terms that are consistent in all material respects with the terms and provisions set forth in the Term Sheet, or such other terms as have been mutually agreed upon by the Guarantor and the Buyers, and (c) your compliance in all material respects with the terms of this Commitment Letter and the Fee Letter (including payment of fees and expenses as the same become due and payable and that no breach in any material respect of the representations, warranties and agreements contained in Section 2 above shall have occurred and be continuing).

Commitment Letter

5.	Indemnification; Expenses.

Regardless of whether or not the transactions contemplated hereby or by the Fee Letter are consummated, you agree (a) to indemnify and hold harmless each Buyer and Administrative Agent and each of their respective affiliates and the respective officers, directors, employees, agents, advisors, controlling persons, partners, trustees, other representatives, successors and permitted assigns of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, damages, and liabilities, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Facilities, any related transaction or any use or intended use of the proceeds of the Facilities or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party or by the Guarantor, any Seller or any of their respective affiliates), and to reimburse each such Indemnified Person upon demand for any reasonable legal or other expenses (including but not limited to fees, disbursements and other charges of separate primary counsel to each of the Buyers (and appropriate local counsel and regulatory counsel)) incurred in connection with investigating or defending any of the foregoing, and (b) to reimburse Administrative Agent and Buyers from time to time, within 30 days following written demand therefor and upon presentation of a summary statement, for all reasonable and documented out-of-pocket expenses (including but not limited to (x) expenses of Administrative Agent and Buyers’ due diligence investigation, consultants’ fees, syndication expenses and travel expenses and (y) reasonable fees, disbursements and other charges of separate primary counsel to each of the Buyers (and appropriate local counsel (limited to one such counsel per jurisdiction, provided, that, such limit shall exclude bankruptcy counsel) and regulatory counsel)), in each case, incurred in connection with the Facilities and the other transactions contemplated hereby and the preparation, negotiation, administration and enforcement of this Commitment Letter, the Fee Letter, the definitive documentation for the Facilities and any ancillary documents, security arrangements, amendments and waivers in connection therewith. It is further agreed that each of the Buyers and Administrative Agent (1) shall only have liability to you (as opposed to any other person) with respect to the Facilities, this Commitment Letter and the Fee Letter and (2) shall be liable solely in respect of its own agreements with respect to each of the Facilities on a several, and not joint, basis with each other. No Indemnified Person will have any responsibility or liability (whether in contract, tort or otherwise) to you, any of your affiliates or any of your or such affiliates’ respective equity holders or creditors as a result of or arising out of or in any way related to or resulting from the Facilities, this Commitment Letter, the Fee Letter, any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Facilities, except to the extent such liability is determined in a final, non-appealable judgment by a court of competent jurisdiction to have arisen from (i) such Indemnified Person’s gross negligence or willful misconduct, or (ii) a dispute solely among Indemnified Persons.    Notwithstanding any other provision of this Commitment Letter, no party hereto or any of its respective affiliates or any of the other Indemnified Persons will have any responsibility or liability (whether in contract, tort or otherwise) for any indirect, special, punitive or consequential damages in connection with its activities related to the Facilities; provided that nothing contained in this sentence shall limit your indemnity obligations to the extent set forth in this Section 5. You shall not, without the prior written consent of each Indemnified Person affected thereby, settle any threatened or pending claim or action that would give rise to the right of any Indemnified Person to claim indemnification hereunder unless such settlement (i) includes a full and unconditional release of all liabilities arising out of such claim or action against such Indemnified Person and (ii) does not include any statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Person.

Your indemnity and reimbursement obligations under this Section 5 will be in addition to any liability that you may otherwise have and will be binding upon and inure to the benefit of the successors, and assigns of you and the Indemnified Persons.

Commitment Letter

6.	Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.

You acknowledge that the Administrative Agent and/or Buyers may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise. You acknowledge that neither we nor our affiliates have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us from other persons or companies. In addition, you acknowledge that we may employ the services of our affiliates in providing certain services hereunder and may exchange with such affiliates information concerning you, your affiliates and other companies that may be the subject of the transactions contemplated hereby and our affiliates will be entitled to the benefits afforded to us hereunder.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you, on the one hand, and Administrative Agent or any Buyer, on the other hand, is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether Administrative Agent or any Buyer has advised or is advising you on other matters, (b) Administrative Agent or any Buyer, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of Administrative Agent or any Buyer, and we are acting solely as principal and in our own best interests, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that Administrative Agent and each Buyer is engaged in a broad range of transactions that may involve interests that differ from your interests and that neither Administrative Agent nor any Buyer has any obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship or otherwise, and (e) you waive, to the fullest extent permitted by law, any claims you may have against Administrative Agent or any Buyer for breach of fiduciary duty or alleged breach of fiduciary duty and agree that Administrative Agent and each Buyer shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. Additionally, you acknowledge and agree that neither Administrative Agent nor any Buyer is advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby (including, without limitation, with respect to any consents needed in connection with the transactions contemplated hereby), and neither Administrative Agent nor any Buyer shall have any responsibility or liability to you with respect thereto. Any review by Administrative Agent or any Buyer of the Guarantor, a Seller, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of Administrative Agent and Buyers and shall not be on behalf of you or any of your affiliates or your or their respective equity holders or creditors.

You further acknowledge that Administrative Agent, each Buyer and their respective affiliates may be, or may be affiliated with entities that are, full service securities firms engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Administrative Agent, each Buyer and their respective affiliate may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of each Seller, the Guarantor and other companies with which the Guarantor or a Seller may have commercial or other relationships. With respect to any securities and/or financial instruments so held by Administrative Agent, any Buyer or any of their respective affiliates or customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

Commitment Letter

7.	Assignments; Amendments; Etc.

This Commitment Letter shall not be assignable by any party hereto without the prior written consent of each other party hereto (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons), and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons). Nothing contained in this Commitment Letter or the Fee Letter shall constitute an acceptance, modification or amendment to any term or condition under any Prepetition Warehouse Facility Agreement or any related transaction document, which modification or amendment may only become effective in accordance with the terms thereof. Cayman Branch and Barclays may each assign its respective commitments hereunder to one or more prospective Buyers, whereupon Cayman Branch or Barclays, as applicable, shall be released from the portion of its commitments hereunder so assigned; provided, that, notwithstanding any such assignment, (i) no Buyer shall be relieved, released or novated from its obligations hereunder (including its obligation to fund its applicable percentage of the DIP Warehouse Facility Agreements upon the DIP Closing if the conditions set forth in Section 4 and the Term Sheet are satisfied or waived) in connection with any syndication, assignment or other transfer until after the initial funding under the DIP Warehouse Facility Agreements upon the DIP Closing, (ii) no such syndication, assignment or other transfer shall become effective with respect to any portion of any Buyer’s commitments in respect of the DIP Warehouse Facility Agreements until the initial funding under the DIP Warehouse Facility Agreements upon the DIP Closing and (iii) each Buyer must retain exclusive control over all rights and obligations with respect to its respective commitments prior to the DIP Closing. For the avoidance of doubt and not withstanding anything contained herein to the contrary, after the initial funding under the DIP Warehouse Facility Agreements, Buyers shall have substantially similar assignment rights as set forth in the Existing CS Facilities; provided that during an event of default under any of the Facilities, assignments shall be permitted without your approval.

Any and all obligations of, and services to be provided by Administrative Agent, Cayman Branch or Barclays hereunder (including, without limitation, Cayman Branch’s and Barclays’ respective commitments) may be performed and any and all rights of such party hereunder may be exercised by or through any of such party’s affiliates, commercial paper conduits or branches; provided that (a) no Buyer shall be relieved of any of its obligations hereunder, including in the event any affiliate through which it performs its obligations fails to perform the same in accordance with the terms hereof, and (b) the applicable Buyer shall be responsible for any breach by any of its affiliates of the obligations hereunder to the same extent as Buyer. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by Administrative Agent, Buyers and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission (or by e-mail) shall be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. You acknowledge that information and documents relating to the Facilities may be transmitted through SyndTrak, Intralinks, the internet, e-mail, or similar electronic transmission systems, and that neither Administrative Agent nor any Buyer shall be liable for any damages arising from the unauthorized use by others of information or documents transmitted in such manner. This Commitment Letter, together with the Fee Letter, supersedes all prior understandings, whether written or oral, among the parties with respect to the Facilities. Your obligations hereunder shall be joint and several obligations of the Guarantor and each Buyer.

Commitment Letter

8.	Governing Law.

THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLE OF CONFLICTS OF LAWS THEREOF OR OF ANY OTHER JURISDICTION (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAWS).

9.	Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of (i) any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan, New York City, (ii) during the Chapter 11 Period, the Bankruptcy Court and (iii) in each case of the foregoing, any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter, or the transactions contemplated hereby or thereby, the performance of services contemplated hereunder or under the Fee Letter, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined only in such court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby or the performance of services contemplated hereunder or under the Fee Letter in any such court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail addressed to you at the address above shall be effective service of process against you for any suit, action or proceeding brought in any such court.

10.	Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTER, THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

11.	Confidentiality.

This Commitment Letter is delivered to you on the understanding that none of this Commitment Letter, the Fee Letter, any of their terms or substance, the activities of Administrative Agent or any Buyer pursuant hereto or any written or oral communications provided by any of us or any of our affiliates in connection with the transactions contemplated hereby, shall be disclosed, directly or indirectly, by you or any of your affiliates to any other person or circulated or referred to publicly without our prior written consent except (a) to your officers, directors, employees, attorneys, accountants and advisors who are involved in the Transaction and on a confidential and need-to-know basis, (b) this Commitment Letter (but not the Fee Letter) may be disclosed to Term Lenders and Senior Noteholders (as defined in and that are party to the RSAs) and their respective officers, directors, employees, attorneys, accountants and advisors, in any such case of this clause (b), on a confidential and need-to-know basis, (c) this Commitment Letter and the Fee Letter may be disclosed to the extent required by applicable law or compulsory legal process (in which case you agree to the extent permitted by law to inform the Buyers promptly thereof prior to such

Commitment Letter

disclosure), (d) this Commitment Letter (but not the Fee Letter) may be disclosed to the extent required pursuant to the rules and regulations of the Securities and Exchange Commission, (e) this Commitment Letter (but not the Fee Letter) may be disclosed to the extent required in connection with the solicitation of votes on the Plan and/or (f) to the extent required in connection with the exercise by you of any remedy or enforcement of any right under this Commitment Letter and/or the Fee Letter; provided that, with respect to any disclosure of the Fee Letter or any of its terms or substance pursuant to this paragraph, you agree to take, or cause to be taken, at the request of any Buyer, such actions as may be reasonably necessary to prevent the Fee Letter and the provisions regarding fees payable thereunder from becoming publicly available, including, without limitation, the filing of a motion or an ex parte request seeking an order authorizing you to file the Fee Letter under seal.

Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Commitment Letter and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter, and (ii) no party shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter is the purported or claimed U.S. Federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. Federal income tax treatment of such transactions. You agree that, on or after the date on which the DIP Closing is publicly announced by you, each Buyer has the right to place advertisements in financial and other newspapers at its own expense describing its services to you.

12.	Surviving Provisions.

Sections 3, 5, 6, 8, 9, 10, 11, 12 and 15 of this Commitment Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any Buyer’s commitments hereunder or any of our agreements to perform the services described herein; provided that your obligations under this Commitment Letter, other than with respect to compensation, the last two sentences of Section 15 and the provisions in Section 6 (all of which shall remain in full force and effect), shall, to the extent covered by the definitive documentation relating to the Facilities, automatically terminate and be superseded by the applicable provisions contained in such definitive documentation upon the occurrence of the DIP Closing.

13.	PATRIOT Act Notification.

Administrative Agent and each Buyer hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), Administrative Agent and each Buyer may be required to obtain, verify and record information that identifies the Guarantor and each Seller, which information includes the name, address, tax identification number and other information regarding each such person that will allow Administrative Agent or such Buyer to identify each such person in accordance with the PATRIOT Act and other applicable “know your customer” and anti-money laundering rules and regulations. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to Administrative Agent and each Buyer. You hereby acknowledge and agree that Administrative Agent shall be permitted to share any or all such information with the other Buyers, if any.

Commitment Letter

14.	Acceptance and Termination.

If the terms and conditions herein correctly set forth our agreement with you, please indicate your acceptance of the terms of this Commitment Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on November 6, 2017. Buyers’ offer hereunder, and our agreements to perform the services described herein, will expire automatically and without further action or notice and without further obligation to you at such time in the event that Administrative Agent has not received such executed counterparts in accordance with the immediately preceding sentence. This Commitment Letter will become a binding commitment on us only after (i) this Commitment Letter and the Fee Letter have been duly executed and delivered by you in accordance with the first sentence of this Section 14 and (ii) payment in full of all fees due and payable upon the execution of this Commitment Letter and the Fee Letter pursuant to the terms thereof. In the event that the DIP Closing does not occur on or before 3:00 p.m., New York City time, on December 29, 2017, then this Commitment Letter and Buyers’ commitments hereunder, and our agreements to perform the services described herein, shall automatically terminate without further action or notice and without further obligation to you unless Buyers shall, each in their discretion, agree to an extension. As a condition to Buyers’ offer hereunder, and agreements to perform the services described herein, the Guarantors and Sellers hereby represent and warrant that the proposed finance transaction described herein is not the subject of a commitment from another buyer or other financing source.

15. Syndication.

Each of Credit Suisse and Barclays reserves the right, prior to and/or after the execution of definitive documentation for the Facilities, to syndicate and/or participate all or a portion of Cayman Branch’s or Barclays’ commitments, as applicable, with respect to the Facilities to one or more banks, financial institutions and other institutional lenders (together with Cayman Branch and Barclays, the “Buyers”) and subject to limitations set forth in Section 7 hereof and provided that neither Credit Suisse nor Barclays, as applicable, shall be relieved, released or novated from its obligations hereunder or under the applicable DIP Warehouse Facility Agreements or the Exit Facility Agreements, as applicable, unless such assignment is made to (x) an affiliate of Cayman Branch or Barclays which assumes the obligations of Cayman Branch or Barclays, as applicable, or (y) another person approved by you (such approval not to be unreasonably withheld) which assumes the obligations of Cayman Branch or Barclays, as applicable; provided that, during an event of default under any of the Facility, assignments shall be permitted without your approval. You agree actively to assist each of Administrative Agent and Barclays, as applicable, in completing a satisfactory syndication and/or participation. Such assistance to the extent requested by Administrative Agent or Barclays shall include, among other things, (a) direct contact between senior management, representatives and advisors of the Guarantor and the Sellers and the proposed Buyers and (b) assistance by the Guarantor and the Sellers in the preparation of marketing materials to be used in connection with the syndication and/or participation, including by providing to Administrative Agent or Barclays, as applicable, all information with respect to the Guarantor, any Seller and their respective subsidiaries and the transactions contemplated hereby, including all Information and Projections, as Administrative Agent or Barclays may reasonably request.

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Commitment Letter

Administrative Agent and each Buyer is pleased to have been given the opportunity to assist you in connection with the financing for the Facilities.

Very truly yours,

CREDIT SUISSE FIRST BOSTON MORTGAGE CAPITAL LLC, as Administrative Agent

By:	/s/ Margaret Dellafera
Name:	Margaret Dellafera
Title:	Vice President

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as a Buyer

By	/s/ Patrick J. Hart
Name:	Patrick J. Hart
Title:	Authorized Signatory

By	/s/ Patrick Duggan
Name:	Patrick Duggan
Title	Authorized Signatory

Commitment Letter

BARCLAYS BANK PLC, as a Buyer

By	/s/ Joseph O’Doherty
Name:	Joseph O’Doherty
Title:	Managing Director

Commitment Letter

Accepted and agreed to as of the date first above written:

WALTER INVESTMENT MANAGEMENT, CORP., as Guarantor

By	/s/ Cheryl A. Collins
Name:	Cheryl A. Collins
Title:	SVP & Treasurer

Commitment Letter

DITECH FINANCIAL LLC, as a Seller

By	/s/ Cheryl A. Collins
Name:	Cheryl A. Collins
Title:	SVP & Treasurer

Commitment Letter

REVERSE MORTGAGE SOLUTIONS, INC., as a Seller

By	/s/ Cheryl A. Collins
Name:	Cheryl A. Collins
Title:	Senior Vice President

Commitment Letter

Exhibit A: Term Sheet

CERTAIN TERMS OF DIP WAREHOUSE FACILITY AGREEMENTS

AND EXIT FACILITY AGREEMENTS

Debtor:	Walter Investment Management Corp. (“Walter” or the “Debtor”), in its capacity as debtor in a voluntary prepackaged case to be filed under chapter 11 of the United States Bankruptcy Code (the “Case”) with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The date of filing of the Case is referred to herein as the “Petition Date”.

Borrowers:	Ditech Financial LLC (“Ditech”) and Reverse Mortgage Solutions, Inc. (“RMS” and, together with Ditech, “Opcos”), each an indirect wholly owned subsidiary of Walter, which shall not be chapter 11 debtors in the Case.

SAF SPVs:	Any special purpose issuer entity established by Ditech in connection with any New Servicing Advance Facility Agreement.

Depositor:	Any depositor in connection with any New Servicing Advance Facility Agreement.

Guarantor:	The Debtor will guarantee Opcos’ and SAF SPVs’ obligations under the DIP Warehouse Facility Agreements, the Master Refinancing Agreement, the Existing Lenders’ MSFTAs (during the Chapter 11 Period and thereafter, until Borrowers and/or Debtor comply with certain financial conditions as mutually agreed upon by Administrative Agent (at the direction of Required Lenders), Debtor and Opcos) and the Exit Facility Agreements (other than the New Servicing Advance Facility Agreement) (as each such term is defined below). Upon the filing of the Case, such guarantee obligations shall have super-priority administrative expense claim status in the Case, subject only to (i) a customary professional fee “carve-out,” in an amount to be agreed upon by Lenders (defined below), and (ii) any super-priority administrative expense claim of the Term Lenders (defined below) under Section 507(b) of the Bankruptcy Code.

Lenders:	Same lenders as under the Existing CS Facilities (as hereinafter defined), Barclays Bank PLC (“Barclays”) or their respective affiliates and other permitted assigns (the “Lenders”), as further set forth in the Existing CS Agreements. For the avoidance of doubt and notwithstanding anything contained herein to the contrary, after the initial funding under the DIP Warehouse Facility Agreements, Lenders shall have substantially similar assignment rights as set forth in the Existing CS Facilities (as defined below); provided that during an Event of Default (as defined below), assignments shall be permitted without the approval of the Opcos.

Administrative Agent:	Credit Suisse First Boston Mortgage Capital LLC, (“Credit Suisse”), acting as administrative agent for the Lenders (in such capacity, “Administrative Agent” and collectively with the Lenders in their respective capacities, the “Credit Parties”).

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Maturity Dates:

Under the DIP Warehouse Facility Agreements: the earlier of (a) the effective date of the Plan (as defined below) (such date, the “Effective Date”) and (b) 180 days after the filing of the Case;

Under the Exit Facility Agreements: 364 days following the Effective Date.

Commitment:

Under the DIP Warehouse Facility Agreements (the “DIP Commitment”):

$1,900 million (the “DIP Commitment Cap”); provided, however, that no funds shall be available for use under the DIP Warehouse Facility Agreements until:

(a)    Debtor delivers to the Lenders (x) separate executed master netting agreements for each of Barclays and Credit Suisse (or an affiliate thereof), duly executed by the Opcos, which agreements shall provide for netting proportionate to such Lenders’ respective applicable percentages of the committed amount following an Event of Default (collectively, the “Netting Agreements”), (y) evidence of (i) the occurrence and continuance of the “Support Period” as that term is defined in both the Amended and Restated Restructuring Support Agreement (Term Lenders) and the Restructuring Support Agreement (Senior Noteholders) (collectively, the “RSAs”), and (ii) ballots of the holders of the Consenting Term Lenders and Consenting Senior Noteholders (as defined in the RSAs) voting in support of the Plan sufficient to satisfy the requirements of section 1126 and 1129 of the Bankruptcy Code, and (z) adding a cross-default between the DIP Warehouse Facility Agreements, in each case, in form and substance acceptable to the Lenders;

(b)    entry of the Interim DIP Order (as defined herein); and

(c)    satisfaction (or waiver by the Administrative Agent at the direction of Required Lenders) of other conditions precedent set forth below (collectively, the “DIP Commitment Conditions”). If during any three month period utilization is below 75% of the DIP Commitment Cap ($1,900 million), then the subsequent amount of the DIP Commitment Cap will be equal to 125% of the average utilization of the three previous months but in no event shall it exceed the DIP Commitment Cap ($1,900 million); provided that any such reduction of the DIP Commitment Cap must be agreed upon by Borrowers and the Lenders.

Under the Exit Facility Agreements (the “Exit Commitment”):

$1,900 million (the “Exit Commitment Cap”); provided, that, such Exit Commitment Cap may be reduced upon the request of the Administrative Agent (at the direction of Required Lenders) and with the consent of Borrowers until the two-month anniversary of the Effective Date. If during any three month period, starting on two-month anniversary of the Effective Date, utilization is below 75% of the Exit Commitment Cap ($1,900 million), then the subsequent amount of the Exit Commitment Cap will be equal to 125% of the average utilization of the three previous months but in no event shall it exceed the Exit Commitment Cap ($1,900 million).

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After the effective date of the Exit Facility Agreements, Opcos may reduce the undrawn portion of the Exit Commitment of the Lenders for the first five (5) months (on a pro rata basis) upon advance written notice and mutual agreement with the Lenders and in the minimum amount to be agreed without premium or penalty. During the period commencing on 150th day after the effective date of the Exit Facility Agreements and ending on the 180th day after the effective date of the Exit Facility
Agreements: a prepayment in full in connection with the termination of the Exit Facility Agreements shall be subject to a Prepayment Fee (as defined in the fee letter) based upon the peak amount outstanding during the period commencing on the 149th day after the effective date of the Exit Facility
Agreements through and including 179th day after the effective date of the Exit Facility Agreements
(or, if such prepayment occurs prior to such 179th day, based upon the peak amount outstanding during the period commencing on such 149th day through and including the date of such prepayment).

The increased amount between the aggregate commitments under the Existing CS Facilities (as of the date of the Commitment Letter) and the DIP Commitment Cap, in the amount of (a) with respect to
Credit Suisse and its affiliates that are Lenders, $816.667 million and (b) with respect to Barclays, $0, shall be referred to as the “Incremental Amount”.

Commitment Effectiveness and Termination

DIP Commitment effective date: The DIP Commitment will be issued on or after November 6, 2017 with availability thereunder commencing on November 30, 2017, subject to the DIP Commitment Conditions and Section 13 of the Commitment Letter, and shall terminate if the initial funding under the DIP Warehouse Facility does not occur by 3:00 p.m., New York City time, on December 29, 2017 or if an Event of Default occurs under the applicable documentation.

Exit Commitment effective date: The Effective Date. The Exit Commitment shall terminate if the initial funding under the Exit Facility Agreements or the conversion of the DIP Warehouse Facility Agreements to the Exit Facility Agreements, as the case may be, does not occur within 30 days following the Effective Date or if an Event of Default occurs under the applicable documentation.

Existing Warehouse Facilities:

Prior to the Petition Date, Opcos have entered into and have obligations outstanding under the following agreements (as each may be amended, restated, supplemented, or otherwise modified from time to time (other than, with respect to any such amendment, restatement, supplement or modification after the date of the commitment letter that is adverse to the rights, claims or interests of the Credit Parties)) with respect to the following facilities:

A. Mortgage Loan Warehouse Facilities:

1.      Amended and Restated Master Repurchase Agreement, dated as of April 23, 2015, between Barclays Bank PLC, as purchaser, and Ditech, as seller; and

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2.      Amended and Restated Master Repurchase Agreement (the “Existing CS Ditech Facility”), dated as of November 18, 2016, between Credit Suisse AG, as purchaser, and Ditech, as seller (collectively, the “Prepetition Forward Warehouse Facility Agreements”).

B. Reverse Mortgage Facilities:

1.      Amended and Restated Master Repurchase Agreement, dated as of May 22, 2017, between Barclays Bank PLC, as purchase and RMS, as seller; and

2.      Amended and Restated Master Repurchase Agreement (the “Existing CS RMS Facility” and, together with the Existing CS Ditech Facility, the “Existing CS Facilities”), dated as of February 21, 2017, between Credit Suisse First Boston Mortgage Capital LLC, as purchaser, and RMS, as seller (collectively, the “Prepetition Reverse Mortgage Facility Agreements”).

C. Mortgage Loan Servicing Advance Facilities:

1.      Master Revolving Credit Agreement, dated as of December 18, 2013, between Flagstar Bank, as lender, and Ditech, as borrower (the “Flagstar Facility Agreement”);

2.      Early Advance Reimbursement Agreement, dated as of March 31, 2014, as amended, between Ditech, as servicer pursuant to that certain Mortgage Selling and Servicing Contract dated March 23, 2015, and Fannie Mae (the “EAR Agreement”);

3.      Wells Fargo-GTARII A&R Receivables Loan Agreement, dated as of May 2, 2012, between Green Tree Advance Receivables II LLC, as borrower, Green Tree Servicing LLC, as administrator, Wells Fargo Capital Finance as agent (the “Wells Fargo Facility Agreement”); and

4.      Series 2016-T1 Advance Receivable Backed Notes (the “T1 Notes”) and Series 2014-VF2 Variable Funding Notes issued pursuant to certain indenture (as supplemented from time to tome) between Green Tree Agency Advance Funding Trust I (“GTAAFT”), as issuer, Green Tree Advance Receivables III LLC, as depositor (the “GTAAFT Facility Agreement”), Wells Fargo Bank N.A, as indenture trustee, Ditech, as servicer, and Barclays Bank PLC, as administrative agent (collectively, the “Prepetition Servicing Advance Facility Agreements” and, collectively with the Prepetition Forward Warehouse Facility Agreements and Prepetition Reverse Mortgage Facility Agreements, the “Prepetition Warehouse Facility Agreements”).

D. TBA Securities Arrangements:

1.      Master Securities Forward Transaction Agreement, dated as of April 5, 2013, by and between Credit Suisse Securities (USA) LLC and Ditech (“Existing CS MSFTA”);

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2.      Master Securities Forward Transaction Agreement, dated as of May 22, 2017, between Barclays Capital, Inc. and Ditech (“Existing Barclays MSFTA” and, collectively, the “Existing Lenders’ MSFTAs”).

3.      Opcos are also party to other existing hedging agreements between Opcos and hedge counterparties other than the Lenders or their respective affiliates (the “Other Hedges”). [1]

DIP Warehouse Facility:

Subject to the terms and conditions set forth herein and upon entry by the Bankruptcy Court of an interim financing order in the form and substance agreed to by Walter and the Lenders (the “Interim DIP Order”) in connection with the Case, the Credit Parties shall enter into the following DIP Warehouse Facility Agreements with Opcos, which if acceptable to the Lenders, may be effected by amending the applicable Prepetition Warehouse Facility Agreements to, among other things, contemplate operating under such agreements during the Case, in each case on terms mutually satisfactory to the Lenders and Ditech and RMS, as applicable (provided that the DIP Warehouse Facility Agreements and the Exit Facility Agreements (as defined below) must be entered into exclusively with the Credit Parties), subject to the DIP Commitment Cap or Exit Commitment Cap, as applicable:[2],[3]

(a)    Agreement(s) between the Credit Parties and Ditech with a maximum committed amount of $750,000,000, to replace and refinance certain of the Prepetition Forward Warehouse Facility Agreements (the “New Forward Origination Facility Agreement”). The maximum commitment amount under the New Forward Origination Facility Agreement shall increase to $1 billion upon the occurrence of the Effective Date (for the avoidance of doubt, the Exit Commitment Cap shall still apply);

[1]	Trading under Other Hedges listed on the schedule provided to the Lenders on November 2, 2017 shall be permitted during the Case; provided, that, any additional guaranties in connection with the Other Hedges and any additional Other Hedge must be approved by Administrative Agent (at the direction of Required Lenders).
[2]	Documentation will be based principally on existing documentation with such modifications as mutually agreed by each Lender and the other parties and existing in this term sheet. To the extent feasible, terms and conditions will be effectuated by modifications and/or amendments.
[3]	The commitments are to be provided by Credit Suisse (and/or its affiliates) and Barclays as set forth in Section “Participation Agreement among Lenders; Voting Rights” hereof, with transactions thereunder to be funded on a pro rata basis by the Lenders in accordance with their applicable percentages of the committed amount pursuant to such funding mechanisms as mutually agreed among the Lenders.

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(b)    Agreement(s) between the Credit Parties and RMS with a maximum committed amount of $800,000,000, to replace and refinance certain of the Prepetition Reverse Mortgage Facility Agreements (the “New Reverse Mortgage Facility Agreement”); provided, that, such maximum committed amount shall include, for the duration of the Chapter 11 Period, the additional capacity of up to $30,000,000 per month to finance additional Ginnie Mae HMBS transactions commonly referred to as “Tail Securitizations”; and

(c)    Agreement(s) between the Credit Parties and Ditech with a maximum committed amount of $550,000,000; provided that such sub-limit shall be increased to $600,000,000 if the EAR Agreement is not continued after the Petition Date (for the avoidance of doubt, the DIP Commitment Cap or Exit Commitment Cap, as applicable, shall still apply), to replace and refinance certain of the Prepetition Servicing Advance Facility Agreements (the “New Servicing Advance Facility Agreements” and, together with New Reverse Mortgage Facility Agreement and the New Forward Origination Facility Agreement, the “DIP Warehouse Facility Agreements” and such agreements as amended, restated, otherwise modified or replaced, as mutually agreed to by the Opcos, Debtor and Administrative Agent (at the direction of the Required Lenders) to reflect the Exit Facility terms, subject to the terms and conditions herein, the “Exit Facility Agreements”). In the case of the DIP Warehouse Facility Agreement, such New Servicing Advance Facility Agreement shall be structured to include a reverse repurchase facility pursuant to documentation mutually acceptable to Required Lenders and Debtor (which will take the form of a repurchase agreement in which the purchased assets will constitute (i) variable funding notes issued by a trust pursuant to an indenture for agency servicing/delinquency advances, and (ii) variable funding notes issued by a separate trust pursuant to a separate indenture for non-agency servicing/monthly advances, and shall include a protective grant of (x) a security interest in the agency and non-agency servicing advance reimbursement and (y) the owner trust certificates issued by each such trust, in each case, by Ditech in favor of the Credit Parties; provided that, the grant of the protective security interests described above is contingent upon receiving the requisite consent therefor from Fannie Mae and Freddie Mac; provided further that if such consent is not provided, Administrative Agent (at the direction of Required Lenders), the Debtor and Opcos shall mutually agree upon another alternative protection).

The Debtor shall request that the Interim DIP Order and the Final DIP Order (as defined below) include, among other things, decretal paragraphs acknowledging that, in the event of an Opco Case (as defined below), the New Forward Origination Facility Agreement, the New Reverse Mortgage Facility Agreement and the master repurchase agreement in respect of the New Servicing Advance Facility Agreements constitute “safe harbor” contracts under the Bankruptcy Code; alternatively, in the event the Interim DIP Order and the Final DIP Order do not include such “safe harbor” decretal paragraphs, then an opinion of the Company’s counsel, in form and substance reasonably acceptable to Lenders, opining that the New Forward Origination Facility Agreement and the New Reverse Mortgage Facility Agreement constitute “safe harbor” contracts (the “Safe Harbor Opinion”) shall be released and delivered to Lenders.

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Lenders shall provide Ditech up to (i) $900 million trading capacity under the Existing CS MSFTA and (ii) $450 million trading capacity under the Existing Barclays MSFTA.[4]

Use of Proceeds:

Proceeds of the financing under the DIP Warehouse Facility Agreements shall be used (i) to pay off any outstanding obligations under the Prepetition Warehouse Facility Agreements or otherwise consummate the incurrence of obligations under the DIP Warehouse Facility Agreements; (ii) for general working capital and operational expenses of Opcos; and (iii) to pay customary fees and closing costs in connection with the DIP Warehouse Facility Agreements.

Proceeds of the financing under the Exit Facility Agreements shall be used (i) to pay off any outstanding obligations under the DIP Warehouse Facility Agreements or otherwise consummate the incurrence of obligations under the Exit Facility Agreements; and (ii) to pay customary fees and closing costs in connection with the Exit Facility Agreements.

Pricing and other Terms:	Notwithstanding anything to the contrary set forth in the DIP Warehouse Facility Agreements, (a) from the time of the filing of the Case until the Effective Date (the “Chapter 11 Period”), pricing, advance rates, and certain other terms thereof shall be as set forth on Schedule 1 attached hereto under the column titled “DIP Warehouse Facility;” it being understood and agreed that (b) on and after the Effective Date, pricing and such other terms set forth in the Exit Facility Agreements shall apply as set forth on Schedule 1 under the column titled “Exit Facility”.

Security:	In addition to the protective grants described above, each Opco’s obligations under the DIP Warehouse Facility Agreements and the Exit Facility Agreements shall be secured solely by (i) assets of such Opco (and in the case of the New Servicing Advance Facility Agreements, the assets of the related SAF SPVs) that currently secure its obligations under, and consistent with, the Prepetition Warehouse Facility Agreements that are being refinanced, (ii) the collateral under the Netting Agreements and (iii) the collateral under the Existing Lenders’ MSFTAs (collectively, the “Collateral”). Pursuant to the terms of the Netting Agreement, the obligations under the DIP Warehouse Facility Agreements and the Existing Lenders’ MSFTAs shall be netted[5] and cross-collateralized until the

[4]	Alignment of credit terms between the Existing CS MSFTA and the Existing Barclays MSFTA to be mutually agreed between CS and Barclays and set forth in the definitive documents for the DIP Warehouse Facility.
[5]

Netting with respect to the New Servicing Advance Facility Agreements during the Chapter 11 Period shall be effective first across the Credit Suisse parties without any offsetting or sharing in connection with such period prior to the payment in full of obligations owed to the Credit Suisse parties under the DIP Warehouse Facility; provided that, after such payment in full, Barclays shall have the benefit of any residual collateral, netting rights and other benefits under the New Servicing Advance Facility Agreements to be applied to obligations owed to the Barclays and its affiliates under the DIP Warehouse Facility.

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occurrence of the Effective Date and the entry into the Exit Facility Agreements. Upon the Effective Date and the entry into the Exit Facility Agreements, the Netting Agreements shall be amended to apply only to Ditech, the Existing Lenders’ MSFTAs and the New Forward Origination Facility Agreement. In the event that Opcos (or any of them) become debtors under title 11 of the United States Code or otherwise, then such Opco(s) shall seek entry of the Interim OCB Orders (as defined below) with respect to such Opco(s) and shall obtain either –

(x) an order extending the Interim DIP Order or Final DIP Order, as applicable, to such Opco(s) and to the DIP Warehouse Facility Agreements and Master Refinancing Agreement (as defined below), to which such Opco is a party or

(y) entry of new interim and final orders applicable to such Opco(s),

in each case, in form and substance acceptable to Administrative Agent (as directed by the Required Lenders) and thereby (a) granting the Administrative Agent, for the benefit of the Credit Parties, a first priority security interest in and lien upon the Collateral, and a super priority administrative expense claim subject only to applicable “carve-outs” in an amount to be agreed upon by the Debtor, Opco(s), and the Lenders, and (b) including a requirement that Opcos may not sell, transfer or otherwise dispose of any servicing rights with respect to any mortgage loans without the consent of Credit Suisse (other than the sale, transfer or other disposition occurring in the ordinary course, including, without limitation, sales, transfers or other dispositions of mortgage servicing rights and the related rights to reimbursement for advances related thereto in connection with the sale of any nonperforming loans; provided, that, the outstanding repurchase price or loan amount (including any accrued and unpaid interest and fees with respect thereto) owed to Lenders with respect to any rights to reimbursement for advances related to such sold mortgage servicing rights or, to the extent constituting Collateral, other sold assets shall be repaid no later than substantially concurrently with such sale, transfer or other disposition6) (such order specified in either (x) or (y), on an interim basis an “Interim Opco Financing Order,” and on a final basis a “Final Opco Financing Order”).

Ditech’s obligation under the Existing Lenders’ MSFTAs with the Lenders and each Opco’s obligation under the applicable DIP Warehouse Facility Agreement, if any, shall be cross-collateralized with each other Opco’s respective obligation under all of the DIP Warehouse Facility Agreements.

[6]	Timing for repayment with respect to the Exit Facility Agreements shall be as mutually agreed to by the Lenders and Opcos.

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Conditions Precedent to Effectiveness of DIP Warehouse Facility Agreements:

The effectiveness of the DIP Warehouse Facility Agreements shall be subject to the satisfaction (or waiver) by the Administrative Agent (at the direction of Required Lenders) of the conditions set forth in Section 4 of the Commitment Letter and the following other conditions precedent:

(a)    Evidence that all other actions necessary or, in the opinion of Administrative Agent (at the direction of Required Lenders), desirable to perfect and protect Credit Parties’ interest in the Collateral under each DIP Warehouse Facility Agreement and the security interest granted under the Netting Agreements have been taken, including, without limitation, duly authorized and filed Uniform Commercial Code financing statements on Form UCC 1 and UCC-3, as applicable, including a UCC-3 with respect to that certain Amended and Restated Credit Agreement, dated as of December 19, 2013 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time in accordance with the terms thereof (other than, with respect to any such amendment, restatement, supplement or modification after the date of the commitment letter that is adverse to the rights, claims or interests of the Credit Parties), the “Term Loan Agreement”), by and among the Debtor, as the borrower, Credit Suisse AG, as administrative agent, the other term lenders party thereto and the other lenders party thereto, to exclude all Collateral, including the collateral subject to the Netting Agreements, and to permit the liens contemplated by the section captioned “Security”;

(b)    Term Loan Agreement is amended to exclude all Collateral (to the extent such Collateral is not already otherwise excluded under the terms of the Term Loan Agreement as of the date hereof), including the Collateral that is subject to the Netting Agreements, and to permit the liens contemplated by the section captioned “Security”;

(c)    Delivery of a certificate of a duly authorized Person of Debtor, each Opco, each Depositor and each SAF SPV, (i) attaching certified copies of Debtor’s, each Opco’s, each Depostior’s and each SAF SPV’s organizational documents and resolutions, as applicable, approving the DIP Warehouse Facility Agreements, the Master Refinancing Agreement, the DIP Guaranties (as hereinafter defined) and transactions thereunder (either specifically or by general resolution or pursuant to the related organizational documents) and (ii) certifying that all necessary action or material governmental approvals as may be required in connection with the DIP Warehouse Facility Agreements, the Master Refinancing Agreement and DIP Guaranties;

(d)    Delivery of a certified copy of a good standing certificate from the jurisdiction of organization of Debtor, each Opco, each Depositor and each SAF SPV, dated as of no earlier than the date ten (10) business days prior to the DIP Commitment effective date;

(e)    An incumbency certificate of Debtor, each Opco, each Depositor and each SAF SPV, certifying the names, true signatures and titles of the representatives duly authorized to request transactions under and to execute the DIP Warehouse Facility Agreements, the Master Refinancing Agreement and DIP Guaranties;

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(f)     With respect to the New Servicing Advance Facility Agreements:

i.       Execution and delivery of documents (other than any document related to the rating of any notes and interest rate hedging arrangements) and opinions (other than tax, filing priority and bankruptcy opinions) by Debtor, each Opco, each Depositor and each SAF SPV which are (i) with respect to the agency servicing/monthly advance facility, substantially similar to such documents and opinions delivered in connection with the GTAAFT Facility Agreement, and (ii) with respect to the non-agency servicing/monthly advance facility, which are consistent with such documents and opinions delivered in connection with the Wells Fargo Facility Agreement (it being understood that, in each case, the no conflicts opinion and Investment Company Act opinion shall be consistent with clause (g) below), all in form and substance reasonably acceptable to Lenders;

ii.      Execution and delivery of each variable funding note issued pursuant to each indenture for agency servicing/delinquency advances and non-agency servicing/monthly advances, each re-registered in the name of the Administrative Agent and delivered to the Administrative Agent; and

iii.    Execution and delivery of a pledge of each trust certificate of each of the related trust subsidiaries of the Debtor, to the Administrative Agent;

(g)    Delivery from Opcos’ counsel of the following, in each case, in form and substance acceptable to Lenders:[7], [8]

i.       Enforceability (to be delivered by Opcos’ outside counsel), general building block opinions, due authorization, no conflicts opinions, in each case, with respect to Debtor, each Opco, each Depositor and each SAF SPV, which, as to agreements, shall cover no conflicts between each Prepetition Warehouse Facility Agreement remaining after the Petition Date and the Term Loan Agreement on the one hand, and the Master Refinancing Agreement, the DIP Guaranties and the DIP Warehouse Facility Agreements, and other related transaction documents on the other hand;

[7]	If the Interim DIP Order does not contain the “safe harbor” decretal paragraphs set forth in the DIP Warehouse Facility section above, then the Safe Harbor Opinion shall be released and delivered to Lenders as a condition precedent to the DIP Warehouse Facility. If the Interim DIP Order does contain the “safe harbor” decretal paragraphs set forth in the DIP Warehouse Facility section above, but the Final DIP Order does not, then the Safe Harbor Opinion shall be released and delivered to Lenders as a condition to the future fundings.
[8]	If the Interim DIP Order contains language that, notwithstanding any federal or state statute, law, rule, or regulation, the New Forward Origination Facility Agreement, the New Reverse Mortgage Facility Agreement, and the New Servicing Advance Facility Agreements are enforceable, duly authorized and binding on all creditors of the Debtor, such opinions, will not be required of the Debtor.

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ii.      Investment Company Act opinion with respect to Debtor, each Opco, each Depositor and each SAF SPV (to be delivered by Opcos’ outside counsel); and

iii.    Creation and perfection opinion with respect to the DIP Warehouse Facility Agreements (to be delivered by Opcos’ outside counsel);

(h)    Execution of a master warehouse refinancing agreement reflecting the terms and conditions set forth herein (the “Master Refinancing Agreement”) by the Credit Parties, Debtor, Opcos, Depositors and SAF SPVs;

(i)     Execution of each DIP Warehouse Facility Agreement and Master Refinancing Agreement by each party thereto;

(j)     Execution by Debtor of a guaranty, in form and substance acceptable to Credit Parties, with respect to each DIP Warehouse Facility Agreement (collectively, the “DIP Guaranties”);

(k)    With respect to the DIP Warehouse Facility Agreements (to the extent the Debtor is a party thereto), Master Refinancing Agreement and the DIP Guaranties, entry by the Bankruptcy Court of the Interim DIP Order in connection with the Case;

(l)     With respect to the DIP Warehouse Facility Agreements (to the extent the Debtor is a party thereto), Master Refinancing Agreement and the DIP Guaranties, the proposed chapter 11 plan of reorganization shall provide that all obligations of the Debtor with respect to the DIP Warehouse Facility Agreements (to the extent the Debtor is a party thereto), the Master Refinancing Agreement and the DIP Guaranties (i) shall be paid in full as per the terms of such agreements or (ii) shall be continued, replaced, rolled over, or otherwise satisfied as obligations under the Exit Facility without impairing the rights of holders of claims arising under such agreements, and shall be in form and substance acceptable to Lenders with respect to all terms and conditions that affect any of the Credit Parties’ liens and claims (such plan, the “Plan”);

(m)   No uncured event of default or uncured default under any DIP Warehouse Facility Agreement, the Master Refinancing Agreement or DIP Guaranties shall exist;

(n)    Accuracy in all material respects of representations and warranties provided by Debtor, Opcos, Depositors and SAF SPVs in the Master Refinancing Agreement, the DIP Warehouse Facility Agreements and the DIP Guaranties, as applicable;

(o)    Payoff and termination of all obligations under the Prepetition Warehouse Facility Agreements that are replaced with the obligations under the applicable DIP Warehouse Facility Agreements;

(p)    (A) Execution of forbearance agreements or delivery of other assurances (in form and substance acceptable to Lenders) by each Opco’s counterparty under its respective Prepetition Warehouse Facility

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Agreement that has any outstanding borrowing as of the Petition Date providing for such counterparty’s agreement to forbear from terminating its Prepetition Warehouse Facility Agreement and from exercising remedies thereunder (i) in the case of the Prepetition Warehouse Facility Agreements that are being replaced with the DIP Warehouse Facility Agreements, until the DIP Warehouse Facility Agreements become effective and (ii) in the case of any other Prepetition Warehouse Facility Agreement, until the Effective Date or

(B) entry of an order of Bankruptcy Court extending the automatic stay to prohibit current warehouse counterparties under any Prepetition Warehouse Facility Agreement from exercising remedies until the DIP Warehouse Facility Agreements become effective, in form and substance acceptable to Lenders;

(q)    No loss of any Opco’s status as either (x) an approved servicer or (y) an approved issuer, with Fannie Mae, Freddie Mac, or Ginnie Mae, as applicable, or termination of any of the GA Selling and Servicing Agreements (for the avoidance of doubt, except for the EAR Agreement);

(r)     With respect to the New Forward Origination Facility Agreement and New Reverse Mortgage Facility Agreement, no material disruption of claims payments on FHA insured loans shall have occurred (other than any such material disruption that is generally affecting non-bank mortgage servicers and originators with similar claims);

(s)    Receipt by Credit Parties of requested “know your customer” information; and

(t)     Payment of fees and expenses that are due and payable to the Credit Parties at such time.

Conditions Precedent to Each Funding under DIP Warehouse Facility Agreements:

Each funding under the DIP Warehouse Facility Agreements shall be subject to the satisfaction (or waiver by the Administrative Agent at the direction of Required Lenders) of the following conditions precedent:

(a)    No uncured event of default or uncured default under any DIP Warehouse Facility Agreement, the Master Refinancing Agreement, or the DIP Guaranties shall exist;

(b)    Accuracy in all material respects of representations and warranties provided by Debtor, Opcos, Depositors and SAF SPVs in the Master Refinancing Agreement, the DIP Warehouse Facility Agreements and the DIP Guaranties, as applicable;

(c)    No loss of any Opco’s status as either (x) an approved servicer or (y) an approved issuer, with Fannie Mae, Freddie Mac, or Ginnie Mae, as applicable, or termination of any of the GA Selling and Servicing Agreements (for the avoidance of doubt, except for the EAR Agreement);

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(d)    With respect to the New Forward Origination Facility Agreement and New Reverse Mortgage Facility Agreement, no material disruption of claims payments on FHA insured loans shall have occurred (other than any such material disruption that is generally affecting non-bank mortgage servicers and originators with similar claims);

(e)    No stay, reversal or modification of the Interim DIP Order, Final DIP Order, the Interim Opco Financing Order, Final Opco Financing Order, the Interim OCB Orders and/or the Final OCB Orders, as the case may be (each as defined below);

(f)     In the event Opcos (or any of them) become debtors under Title 11 of the United States Code or otherwise, entry by the Bankruptcy Court of interim and final orders in form and substance acceptable to Lenders:

a.      authorizing Ditech to continue in the ordinary course to perform its obligations under (x) that certain Mortgage Selling and Servicing Contract with Fannie Mae (together with all addenda and amendments thereto and incorporating all the applicable guides, the “Ditech/Fannie Agreement”), (y) that certain Master Agreement with Freddie Mac ((together with all addenda and amendments thereto and incorporating all the applicable guides, the “Ditech/Freddie Agreement”), and (z) those certain Guaranty Agreements and Master Servicing Agreement ((together with all addenda and amendments thereto and incorporating all the applicable guides, the “Ditech/Ginnie Agreement”); and

b.      authorizing RMS to perform under all applicable agreements with Ginnie Mae and the Department of Housing and Urban Development (“HUD”) (together with all addenda and amendments thereto and incorporating all the applicable guides, the “RMS Agreements,” and together with the Ditech/Fannie Agreement, the Ditech/Freddie Agreement, and the Ditech/Ginnie Agreement, the “GA Selling and Servicing Agreements”) (such orders on an interim basis, the “Interim OCB Orders,” and on a final basis, the “Final OCB Orders”);

(g)    In the event Opcos (or any of them) become debtors under Title 11 of the United States Code or otherwise, the proposed chapter 11 plan of reorganization of such Opco shall provide that all obligations of such Opco with respect to the DIP Warehouse Facility Agreements and the Master Refinancing Agreement (i) shall be paid in full as per the terms of such agreements or (ii) shall be continued, replaced, rolled over, or otherwise satisfied as obligations under the Exit Facility without impairing the rights of holders of claims arising under such agreements, and shall be in form and substance acceptable to Lenders with respect to all terms and conditions that affect any of the Credit Parties’ liens and claims;

(h)    Required Lenders shall have completed, to their satisfaction, (i) with respect to private label servicing advance reimbursements collateral, their due diligence review of the related servicing agreements and (ii)

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with respect to mortgage loans and servicing advance reimbursements, their operational due diligence review, in each case, so as to enable Required Lenders to confirm the accuracy of the Opcos’, Depositors’ and SAF SPVs’ representations and warranties as to the Collateral;

(i)     Delivery of the following:

(1) With respect to the New Forward Origination Facility Agreement, and with respect to each mortgage loan that is not a wet ink mortgage loan, the related asset file has been delivered to the applicable custodian in accordance with the applicable custodial agreement;

(2) With respect to the New Forward Origination Facility Agreement, and with respect to each wet ink mortgage loan, the wet ink documents have been delivered to Administrative Agent or applicable custodian, as the case may be, in accordance with the applicable custodial agreement.

(3) With respect to the New Forward Origination Facility Agreement, and with respect to each correspondent mortgage loan which the correspondent seller is selling to the Opco simultaneously with such correspondent mortgage loan becoming Collateral, the related Opco shall have delivered to the Administrative Agent such information as required under the applicable custodial agreement;

(4) With respect to the New Forward Origination Facility Agreement, and with respect to each correspondent mortgage loan, the applicable Opco shall have received a release from the correspondent seller, in form and substance acceptable to Administrative Agent (at the direction of Required Lenders), for such mortgage loan;

(5) With respect to New Servicing Advance Facility Agreements, a schedule of the designated servicing agreements and designated pools, as applicable, in form and substance acceptable to Administrative Agent (at the direction of Required Lenders).

(6) With respect to the New Forward Origination Facility Agreement and New Reverse Mortgage Facility Agreement, a request for certification and the related asset schedule to the applicable custodian, in form and substance acceptable to Administrative Agent (at the direction of Required Lenders);

(7) With respect to the New Forward Origination Facility Agreement and New Reverse Mortgage Facility Agreement, a trust receipt and custodial asset schedule from the applicable custodian, in form and substance acceptable to Administrative Agent (at the direction of Required Lenders); and

(j) With respect to the New Forward Origination Facility Agreement, the servicer of any mortgage loan as Collateral is not in default of the applicable servicing agreement.

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Conditions Precedent to Effectiveness of Exit Facility Agreements and each Funding thereunder:

The effectiveness of the Exit Facility Agreements and each funding thereunder shall be subject to the satisfaction (or waiver by the Administrative Agent at the direction of Required Lenders) of the following conditions precedent:

(a)    Execution of each Exit Facility Agreement by each party thereto;

(b)    Entry by the Bankruptcy Court of an order confirming the Plan which, among other things, authorizes and approves the terms and conditions of the Exit Facility Agreement (to the extent the Debtor is a party thereto) and the Exit Guaranties (defined below) in form and substance acceptable to Lenders, which order shall not be stayed, modified, or vacated;

(c)    Execution by Debtor’s successor following the Effective Date (the “Reorganized Debtor”), of a guaranty, in form and substance acceptable to Credit Parties, with respect to each Exit Facility Agreement (other than the New Servicing Advance Facility Agreements) (collectively, the “Exit Guaranties”);

(d)    Evidence that all other actions necessary to perfect and protect Credit Parties’ interest in the Collateral under each Exit Facility Agreement have been taken, including, without limitation, duly authorized and filed Uniform Commercial Code financing statements on Form UCC 1 and UCC-3, as applicable, including a UCC-3 with respect to Term Loan Agreement to exclude all Collateral and the collateral subject to the Netting Agreements;

(e)    Delivery of a certificate of a duly authorized Person of the Reorganized Debtor, each Opco, each Depositor and each SAF SPV, (i) attaching certified copies of Reorganized Debtor’s, each Opco’s, each Depositor’s and each SAF SPVs’ organizational documents and resolutions, as applicable, approving the Exit Facility Agreements and transactions thereunder (either specifically or by general resolution or pursuant to the related organizational documents) and (ii) certifying that all other necessary action or governmental approvals as may be required in connection with the Exit Facility Agreements and Exit Guaranties.

(f)     Delivery of a certified copy of a good standing certificate from the jurisdiction of organization of Reorganized Debtor, each Opco, each Depositor and each SAF SPV, dated as of no earlier than the date ten (10) business days prior to the Exit Commitment effective date;

(g)    An incumbency certificate of the Reorganized Debtor, each Opco, each Depositor and each SAF SPV, certifying the names, true signatures and titles of the representatives duly authorized to request transactions under and to execute the Exit Facility Agreements and Exit Guaranties;

(h)    Delivery from Opcos’ counsel of general building block opinions, due authorization, no conflicts opinions, in each case, with respect to Reorganized Debtor, each Opco, each Depositor and each SAF SPV, in each case related to newly executed documents in connection with the Exit Facility, including no conflicts with any Prepetition Warehouse Facility Agreement remaining after the Effective Date or documents governing other material debt to be agreed, in each case, in form and substance acceptable to Lenders;

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(i)     Delivery from Opcos’ outside counsel of the following opinions, in each case, in form and substance acceptable to the Required Lenders:

i.       an Enforceability opinion with respect to the Reorganized Debtor, each Opco, each Depositor and each SAF SPV, in each case related to newly executed material debt documents in connection with the Exit Facility;

ii.      a true sale opinion with respect to the transfer of servicing advance receivables to each Depositor under the related New Servicing Advance Facility Agreement and non-consolidation opinion with respect to (x) each Depositor and each SAF SPV and (y) Ditech (it being understood that in connection with giving any such true sale opinion or non-consolidation opinion, it may be necessary to establish new SAF SPVs and Depositors for the related New Servicing Advance Facility Agreements as opposed to the special purpose vehicle used in connection with the DIP Warehouse Facility Agreements;

iii.    a Safe Harbor opinion with respect to the New Forward Origination Facility Agreement and the New Reverse Mortgage Facility Agreement; and

iv.     an Investment Company Act opinion with respect to the Reorganized Debtor, Opcos and SAF SPVs;

(j)     With respect to the New Servicing Advance Facility Agreements:

i.       execution and delivery of documents (other than any document related to the rating of any notes and interest rate hedging arrangements) and opinions by Reorganized Debtor which are (i) with respect to the agency servicing/monthly advance facility, substantially similar to such documents and opinions delivered in connection with the GTAAFT Facility Agreement and (ii) with respect to the non-agency servicing/monthly advance facility, which are consistent with such documents and opinions delivered in connection with the Wells Fargo Facility Agreement (it being understood that, in each case, the no conflict opinion and Investment Company Act opinion shall be consistent with clauses (h) and (i)iv., respectively, above);

(k)    With respect to the New Forward Origination Facility Agreement and the New Reverse Mortgage Facility Agreement, execution and delivery of documents (other than any document related to the rating of any notes and interest rate hedging arrangements) and opinions by Reorganized Debtor substantially similar to such documents and opinions delivered in connection with the related Existing CS Facility (and to the extent emerging from an OpCo Case (as defined below), Opcos) and appropriate opinions regarding same, in form and substance acceptable to Lenders;

(l)     Payment of fees and expenses that are due and payable to the Credit Parties at such time;

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(m)   No loss of any Opco’s status as (x) an approved servicer or (y) approved issuer, with Fannie Mae, Freddie Mac, or Ginnie Mae, as applicable, or termination of any of the GA Selling and Servicing Agreements (for the avoidance of doubt, except for the EAR Arrangement);

(n)    Required Lenders shall have completed, to their satisfaction, with respect to mortgage loans and servicing advance receivables, their operational due diligence review, in each case, so as to enable Required Lenders to confirm the accuracy of the Opcos’, Depositors’ and SAF SPVs’ representations and warranties as to the Collateral;

(o)    No uncured event of default or uncured default under any Exit Facility Agreement shall exist;

(p)    Accuracy in all material respects of representations and warranties provided by Opcos, Depositors and SAF SPVs and the Reorganized Debtor in the Exit Facility Agreements and Exit Guaranties, as applicable;

(q)    With respect to the New Forward Origination Facility Agreement, the servicer of any mortgage loan as Collateral is not in default of the applicable servicing agreement;

(r)     With respect to the New Forward Origination Facility Agreement and New Reverse Mortgage Facility Agreement, none of the following shall have occurred and/or be continuing (it being understood that Administrative Agent (at the direction of Required Lenders) will make the following determinations acting in good faith):

1. Credit Suisse AG, New York Branch’s or Barclays’ corporate bond rating as calculated by S&P or Moody’s has been lowered or downgraded to a rating below investment grade by S&P or Moody’s;

2. an event or events shall have occurred in the good faith determination of Administrative Agent (at the direction of Required Lenders) resulting in the effective absence of a “repo market” or comparable “lending market” for financing debt obligations secured by mortgage loans or securities or an event or events shall have occurred resulting in a Credit Party not being able to finance mortgage loans through the “repo market” or “lending market” with traditional counterparties at rates which would have been reasonable prior to the occurrence of such event or events;

3. an event or events shall have occurred resulting in the effective absence of a “securities market” for securities backed by mortgage loans or an event or events shall have occurred resulting in a Credit Party not being able to sell securities backed by mortgage loans at prices which would have been reasonable prior to such event or events; or

32

4. there shall have occurred a material adverse change in the financial condition of a Credit Party which affects (or can reasonably be expected to affect) materially and adversely the ability of such Credit Party to fund its obligations under the Exit Facility Agreements;

(s)    With respect to the New Forward Origination Facility Agreement and the New Reverse Mortgage Facility Agreement, no material disruption of claims payments on FHA insured loans shall have occurred (other than any such material disruption that is generally affecting non-bank mortgage servicers and originators with similar claims);

(t)     Delivery of the following:

(1) With respect to the New Forward Origination Facility Agreement, and with respect to each mortgage loan that is not a wet ink mortgage loan, the related asset file has been delivered to the applicable custodian in accordance with the applicable custodial agreement;

(2) With respect to the New Forward Origination Facility Agreement, and with respect to each wet ink mortgage loan, the wet ink documents have been delivered to Administrative Agent or applicable custodian, as the case may be, in accordance with the applicable custodial agreement;

(3) With respect to the New Forward Origination Facility Agreement, and with respect to each correspondent mortgage loan which the correspondent seller is selling to the Opco simultaneously with such correspondent mortgage loan becoming Collateral, the related Opco shall have delivered to the Administrative Agent such information as required under the applicable custodial agreement;

(4) With respect to the New Forward Origination Facility Agreement, and with respect to each correspondent mortgage loan, the applicable Opco shall have received a release from the correspondent seller, in form and substance acceptable to Administrative Agent (at the direction of Required Lenders), for such mortgage loan;

(5) An asset schedule, in form and substance acceptable to Administrative Agent (at the direction of Required Lenders);

(6) With respect to the New Forward Origination Facility Agreement and New Reverse Mortgage Facility Agreement, a request for certification and the related asset schedule to the applicable custodian, in form and substance acceptable to Administrative Agent (at the direction of Required Lenders), and

(7) With respect to the New Forward Origination Facility Agreement and New Reverse Mortgage Facility Agreement, a trust receipt and custodial asset schedule from the applicable custodian, in form and substance acceptable to Administrative Agent (at the direction of Required Lenders).

33

Representations and Warranties:	Each DIP Warehouse Facility Agreement and Exit Facility Agreement shall contain representations and warranties consistent with the applicable Prepetition Warehouse Facility Agreement.
Milestones:

As long as the DIP Commitment remains outstanding, the Debtor shall comply with the following chapter 11 milestones (the “Plan Milestones”):

(a)    On or before the date that is five (5) days following the filing of the chapter 11 petition commencing the Case, (x) entry of the Interim DIP Order and (y) Borrowers draw on the funds available under the DIP Warehouse Facility Agreements;

(b)    On or before the date that is 30 days following the entry of the Interim DIP Order, a final order in form and substance satisfactory to the Lenders (the “Final DIP Order” and, together with the Interim DIP Order, the “Orders”) shall have been entered by the Bankruptcy Court; and

(c)    The Effective Date shall have occurred on or before the date that is 120 days following the entry of the Interim DIP Order.

Other Terms and Conditions:	The Master Refinancing Agreement shall contain indemnities and other terms and conditions acceptable to the Lenders, Opcos and the Debtor. Each DIP Warehouse Facility Agreement and Exit Facility Agreement shall contain other terms and conditions consistent with the applicable Prepetition Warehouse Facility Agreement.

Events of Default under the Master Refinancing Agreement:

During the Chapter 11 Period, the Master Refinancing Agreement will contain the following events of default, each of which shall constitute an “Event of Default”, which shall constitute events of default under the DIP Warehouse Facility Agreements:

(a)    failure to pay any payment obligation to any Credit Party when due under any of the DIP Warehouse Facility Agreements or the DIP Guaranties, including, without limitation, payment in full by the Maturity Date (it being understood and agreed that (i) the repayment of the obligations under the DIP Warehouse Facility Agreements in cash as per the terms of such agreements or (ii) if the DIP Warehouse Facility shall be continued, replaced, rolled over, or otherwise satisfied as obligations under the Exit Facility without impairing the rights of holders of claims arising under such agreements, and shall be in form and substance acceptable to Lenders with respect to all terms and conditions that affect any of the Credit Parties’ liens and claims, it shall not constitute an Event of Default under this clause);

(b)    any representation or warranty by Debtor, any Opco, any Depositor or any SAF SPV made in the Master Refinancing Agreement is found to be materially incorrect;

(c)    material breach by the Debtor, any Opco, any Depositor or any SAF SPV of any covenant set forth in the Master Refinancing Agreement;

34

(d)    occurrence of an event of default under any DIP Warehouse Facility Agreement or any breach or violation of the applicable Orders (or, if applicable, any Interim Opco Financing Order, Final Opco Financing Order, Interim OCB Order and/or Final OCB Order) that, in each case, has not been cured or waived; provided, however, that, in the event of a default caused solely as a result of a bankruptcy of either Opco (each, an “Opco Case”), the Credit Parties shall forbear from exercising their rights and remedies with respect to any Specified Default (as defined below) (other than any remedy referred to in clauses (a), (b) and (c) of the section captioned “Remedies” below) for a period of three (3) business days to permit such Opco(s) to obtain (i) entry of Interim OCB Orders with respect to such Opco(s), and (ii) entry of an Interim Opco Financing Order and, upon satisfaction of the foregoing requirements during such period, if no other Event of Default exists at such time, the acceleration of the applicable DIP Warehouse Facility Agreement and any notice of default under this clause (d) with respect to such Opco Case shall be deemed rescinded automatically, and the event of default arising thereunder shall be deemed cured if the foregoing requirements are satisfied during such period. Notwithstanding anything herein to the contrary, it is understood and agreed that (x) if an Event of Default exists at the end of such three business day forbearance period (whether pursuant to this clause (d), any other Specified Default or any other Event of Default), then the Credit Parties shall be permitted to immediately exercise their rights and remedies at the end of such period and shall not be subject to an additional notice period pursuant to clause (d) of the section captioned “Remedies” below with respect to any such Event of Default, (y) any Event of Default that is not a Specified Default shall be subject to the section captioned “Remedies” below, and (z) no funding shall be permitted under the DIP Warehouse Facility Agreements during the three (3) business day forbearance period described above unless and until the forgoing conditions shall have been satisfied during such period; “Specified Default” means (1) a bankruptcy of either Opco, (2) an Event of Default under clause (a) of this section solely as a result of amounts becoming due and payable due to such bankruptcy of either Opco and/or (3) any other Event of Default arising solely as a result of the commencement of a bankruptcy proceeding under chapter 11 of the Bankruptcy Code by either Opco;

(e)    conversion of the Case (or any Opco Case) to a case under Chapter 7 of the Bankruptcy Code;

(f)     dismissal of the Case (or any Opco Case);

(g)    the appointment of a chapter 11 trustee in the Case (or any Opco Case);

(h)    any failure to achieve any of the Plan Milestones;

(i)     any reversal, revocation, or modification without the consent of the Lenders (i) of the Interim DIP Order or Final DIP Order, (ii) if applicable, of the Interim Opco Financing Order or Final Opco Financing Order, (iii) if applicable, the Interim OCB Orders or Final OCB Orders, or (iv) of the order confirming the Plan;

(j)     loss of any Opco’s status as an approved servicer and issuer from any GA or termination of any of the GA Selling and Servicing Agreements by their respective counterparties;

35

(k)    entry of an order of the Bankruptcy Court granting any party other than the Credit Parties relief from the automatic stay in the Case (or in any Opco Case) in a manner that is materially adverse to the rights, claims or interests of the Credit Parties;

(l)     entry of an order of the Bankruptcy Court granting any party other than the Credit Parties liens or claims on or against the Collateral or any other material assets of the Debtor, any Opco, any Depositor or any SAF SPV (other than, solely with respect to assets that do not constitute Collateral, (i) the liens granted to the Term Lenders on assets of the Debtor and Opcos and (ii) liens permitted under the Term Loan Agreement and DIP Warehouse Facility Agreements9);

(m)   the filing of any chapter 11 plan in the Case (or any Opco Case) that does not provide that all obligations of the Debtor (and, to the extent that the Opcos become debtors, the Opcos) with respect to the DIP Warehouse Facility Agreements, the DIP Guaranties and the Master Refinancing Agreement (i) shall be paid in full in cash as per the terms of such agreements or (ii) shall be continued, replaced, rolled over, or otherwise satisfied as obligations under the Exit Facility without impairing the rights of holders of claims arising under such agreements, in each case in form and substance acceptable to Lenders with respect to all terms and conditions that affect any of the Credit Parties’ liens and claims;

(n)    termination of either or both RSAs or any RSA is amended, waived or otherwise modified in a manner that is materially adverse to the rights, claims or interests of the Credit Parties;

(o)    exercise by Term Lenders or any other creditor (other than Lenders) of remedies (i) against any Collateral, or (ii) in a manner that is materially adverse to the rights, claims or interests of the Credit Parties; and

(p)    any sale, transfer or other disposition of (i) any servicing rights with respect to any mortgage loans or rights to reimbursement for advances related thereto or (ii) any other assets of the Debtor, any Opco, any Depositor or any SAF SPV and the sale, transfer or other disposition of such other asset would materially impair the rights and claims of the Credit Parties in and to the Collateral (other than the sale, transfer or other disposition occurring in the ordinary course, including, without limitation, sales, transfers or other dispositions of mortgage servicing rights and the rights to reimbursement for advances related thereto in connection with the sale of any nonperforming loans; provided, that, the outstanding repurchase price or loan amount (including any accrued and unpaid interest and fees with respect thereto) owed to Lenders with respect to any rights to reimbursement for advances related to such sold

[9]

Provided, that, during the Chapter 11 Period, no Opco, Debtor, SAF SPV or Depositor shall (i) issue any unsecured debt bonds, (ii) incur and additional term loan debt or (iii) enter into any other debt arrangements similar to the DIP Warehouse Facility Agreements or Exit Facility Agreements.

36

mortgage servicing rights or, to the extent constituting Collateral, other sold assets shall be repaid no later than substantially concurrently with such sale, transfer or other disposition10).

Remedies:	Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent (at the direction of Required Lenders) may: (a) deliver a notice of an Event of Default; (b) terminate any pending funding under any DIP Warehouse Facility Agreement or Exit Facility Agreement, as applicable; (c) declare the principal of and accrued interest, fees and expenses under respective DIP Warehouse Facility Agreements and DIP Guaranties or the Exit Facility Agreements and Exit Guaranties, as applicable, to be due and payable; and (d) upon three (3) business days’ written notice to the Opcos and the Debtor, exercise all other rights and remedies available to the Credit Parties under the DIP Warehouse Facility Agreements, the DIP Guaranties, the Master Refinancing Agreement, the Exit Facility Agreements or Exit Guaranties, as applicable; provided, however, that with respect to the Event of Default under subparagraph (o) of the section “Events of Default Under Master Refinancing Agreement,” the Administrative Agent (at the direction of Required Lenders) may exercise all rights and remedies immediately upon the occurrence of said default. During the term of the Exit Facility Agreements, notices (if any) required in connection with the exercise of remedies shall be consistent with the requirements set forth in the Prepetition Warehouse Facility Agreements. The Orders (and the Interim Opco Financing Order and the Final Opco Financing Order) shall provide relief from the automatic stay in favor of Credit Parties in the event of a default.

Expenses:	Opcos shall pay all of the Administrative Agent’s and the Lenders’ reasonable costs and expenses, including without limitation due diligence audit (including per diems), consultant, search, filing and recording fees and all other reasonable out-of-pocket expenses incurred by the Administrative Agent and the Lenders (including the reasonable fees and expenses of (i) accountants and other professionals and advisors and (ii) a separate primary counsel to each of Credit Suisse and Barclays, as Lenders (and appropriate local counsel and regulatory counsel)), as well as all reasonable expenses of the Administrative Agent and the Lenders in connection with the negotiation, administration, monitoring and enforcement of the DIP Warehouse Facility Agreements, the DIP Guaranties, the Master Refinancing Agreement, the Exit Facility Agreements and the Exit Guaranties and in connection with matters related to the Case (and, if applicable, any Opco Case). For the avoidance of doubt, Opcos will pay all of the outstanding legal fees of Credit Suisse and Barclays, as Lenders on the effective date of the DIP Warehouse Facility Agreements, during the Case and upon the conversion of the DIP Warehouse Facility Agreements to the Exit Facility Agreements and at other times promptly after demand.

[10]	Timing for repayment with respect to the Exit Facility Agreements shall be as mutually agreed to by the Lenders and Opcos.

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Participation Agreement among Lenders; Voting Rights:

Debtor, each Opco, the Administrative Agent and the Lenders acknowledge and agree that under the DIP Warehouse Facility Agreements, Barclays shall have

(a) the following commitments:

1.      with respect to the New Forward Origination Facility Agreement, the Adjusted Lending Percentage;

2.      with respect to the New Reverse Mortgage Facility Agreement, Adjusted Lending Percentage;

3.      with respect to the New Servicing Advance Facility Agreements, 0%; and

“Adjusted Lending Percentage” shall mean:

With respect to the relevant DIP Warehouse Facility Agreements, the lesser of

(a) 100%; and

(b) the ratio of:

(i) quotient of (x) total utilized DIP Warehouse Facility amount over (y) three and (ii) sum of (x) total utilized amount under the New Reverse Mortgage Facility Agreement and (y) the total utilized amount under the New Forward Origination Facility Agreement.[11]

(b)    full consent rights to the administration of the New Forward Origination Facility Agreement and New Reverse Mortgage Facility Agreement, as further set forth in an administration agreement among the Required Lenders. Barclays shall have no consent rights to the administration of the New Servicing Advance Facility Agreements with respect to the DIP Warehouse Facility except as described below in the definition of Required Lenders or otherwise expressly stated herein.

Debtor, each Opco, the Administrative Agent and the Lenders acknowledge and agree that under each Exit Facility Agreement, Barclays shall have commitments in respect of one-third of the total Exit Commitment Cap, and shall have full consent rights to the administration thereof, as further set forth in an administration agreement among Barclays and the other initial Lenders.

Transactions under the DIP Warehouse Facility Agreements and the Exit Facility Agreements shall be funded on a pro rata basis by the Lenders in accordance with their applicable percentages of the applicable committed amount. Each Lender, including Barclays, shall have consent or approval rights with respect to all amendments, waivers, modifications or other matters that are (x) subject to the consent of the Lenders (or the Administrative Agent at their direction), (y) required to be acceptable or satisfactory to the Lenders (or the Administrative Agent at their direction) or (z) otherwise in the discretion or control of the Lenders (or the Administrative Agent at their direction).

[11]	Frequency of true-ups with respect to the Adjusted Lending Percentage and amounts funded by each Lender under the New Forward Origination Facility Agreement and the New Reverse Mortgage Facility Agreement, as well as other mechanics relating to the Adjusted Lending Percentage to be mutually agreed by Barclays and Credit Suisse and set forth in the definitive documents for the DIP Warehouse Facility.

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“Required Lenders” shall mean:

With respect to the DIP Warehouse Facility Agreements:

(a)    with respect to the New Forward Origination Facility Agreement and New Reverse Mortgage Facility Agreement: (i) Credit Suisse and any of its affiliates that are Lenders, (ii) Barclays and any of its affiliates that are Lenders and (iii) other Lenders only if applicable Lenders in (i) and (ii) do not collectively hold a majority of the outstanding amounts and unused commitments under the DIP Warehouse Facility;

(b)    with respect to the New Servicing Advance Facility Agreement: Credit Suisse and any of its affiliates that are Lenders; provided that Required Lenders shall also include Barclays under this clause (b) with respect to the following matters:

1.      Any amendments, waivers or other modifications that would apply to any terms or conditions applicable to the Exit Facility;

2.      Any amendments, waivers or other modifications or any other matters that are (x) subject to the consent of Credit Suisse and any of its affiliates that are Lenders (or the Administrative Agent at their direction), (y) required to be acceptable or satisfactory to Credit Suisse and any of its affiliates that are Lenders (or the Administrative Agent at their direction) or (z) otherwise in the discretion or control of Credit Suisse and any of its affiliates that are Lenders (or the Administrative Agent at their direction), in any case of this clause (2), to the extent adverse to the rights, claims or interests of Barclays under the DIP Warehouse Facility, its Netting Agreement or the Existing Barclays MSFTA; provided, that, in each case, Barclays consent with respect to such matter in subclause 2. shall not be unreasonably withheld.

With respect to the Exit Facility Agreements:

(a) Credit Suisse and any of its affiliates that are Lenders, (b) Barclays and any of its affiliates that are Lenders and (c) other Lenders only if applicable Lenders in (a) and (b) do not collectively hold a majority of the outstanding amounts and unused commitments under the Exit Facility.

Governing Law and Submission to Jurisdiction:	State of New York. Exclusive jurisdiction of (i) during the Chapter 11 Period, the Bankruptcy Court, and (ii) thereafter (or during the Chapter 11 Period in the event the Bankruptcy Court declines to exercise jurisdiction), New York state and federal courts sitting in the Borough of Manhattan, in any such case, including with respect to the exercise of the remedies by the Credit Parties and preservation of the value of the Collateral.

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Schedule 1: Facility Pricing, Collateral and Other Terms12, 13

New Forward Origination Facility

	DIP Warehouse Facility	Exit Facility

Advance Rates:	96%	97%

Interest Rate:	Three month LIBOR plus 3.00%[14]	CS Index[15] plus 2.25%[14]

Facility Sublimit:	N/A; No commitment limits by collateral type

Maximum Dwell Time:	Mortgage loans will be subject to a maximum dwell time of 90 days

Eligible Collateral:

Eligible Collateral includes originated in compliance with agency guidelines and eligible for delivery to Fannie, Freddie or GNMA

Consistent with current financing arrangements, Lenders to provide advances for “wet” fundings with the delivery of full documentation following the closing of the loan

[12]	Except with respect to the New Servicing Advance Facility Agreement during the Exit Facility, the Advance Rate is on lesser of unpaid principal balance, the Lenders’ aggregate Market Value and applicable Borrower’s Market Value.
[13]	To the extent the CS Index or LIBOR is unavailable, the Alternative Rate shall be used. The Alternative Rate shall be the greater of (a) the Prime Rate in effect on such day, and (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%.
“Prime Rate” shall mean the rate of interest per annum determined from time to time by Credit Suisse AG as its prime rate in effect at its principal office in New York City and notified to the Opcos. The prime rate is a rate set by Credit Suisse AG based upon various factors, including Credit Suisse AG’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such rate. Any change in such prime rate announced by Credit Suisse AG shall take effect at the opening of business on the day specified in the public announcement of such change.
“Federal Funds Effective Rate” shall mean, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published on the next succeeding business day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a business day, the average (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) of the quotations for the day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.
[14]	To increase by 2.00% following an Event of Default.
[15]	CS Index, as determined in the Existing CS Facilities.

New Servicing Advance Facility

	DIP Warehouse Facility	Exit Facility[16]
Receivable Advance Rates:	Agency 95% PLS 95%	Agency 90% PLS 90%

Repo Advance Rates:	95%	N/A

Interest Rate on VFN:	Three month LIBOR plus 3.00%[14]	CS Index[15] plus 2.25%[14]

Interest Rate on Repo:	Three month LIBOR plus 3.00%[14]	N/A

Facility Sublimit:	N/A; No commitment limits by collateral type

Eligible Collateral:	Eligible Collateral consistent with existing GTAAFT (including the VFN) facilities and all existing financed advances from private label securities

[16]	To convert to VFN structure.

New Reverse Mortgage Facility (HECM Buyout Facility)

	DIP Warehouse Facility	Exit Facility
Advance Rates:	85% - Active Ginnie Mae Early Buy Out 80% - Inactive Ginnie Mae Early Buy Out 92% - Ginnie Mae HMBS (tail securitizations)	90% - Active Ginnie Mae Early Buy Out 85% - Inactive Ginnie Mae Early Buy Out 92% - Ginnie Mae HMBS (tail securitizations)

Interest Rate:	Three month LIBOR plus 4.50%[14]	CS Index[15] plus 3.25%[14]

Facility Sublimit:	Inactive Ginnie Mae Early Buy Out Maximum 60% sublimit

Dwell Time:	Active Ginnie Mae Early Buyout: 180 days Ginnie Mae HMBS (tail securitizations): 180 days

Eligible Collateral:

Collateral currently financed under the Existing CS Facilities, including:

(a)    Active Ginnie Mae Early Buy Outs;

(b)    Inactive Ginnie Mae Early Buy Outs;

(c)    Ginnie May Buy Outs in REO status that are insured;

(d)    Other types of loans, or any interest therein, as agreed upon by Borrower and the Lenders; and

(e)    Ginnie Mae HMBS commonly referred to as Tail Securitizations.

Other Terms

	DIP Warehouse Facility	Exit Facility

Financial Reporting

(a)    Monthly third party verification agent review of advance practices;

(b)    Borrowing Base reporting; provided that updated Borrowing Base reporting for the servicing advance facility under the DIP Warehouse Facility Agreements shall only be required upon any utilization of commitments thereunder;

(c)    Reporting requirements provided to the Term Loan lenders, the Senior Unsecured Noteholders or their respective advisors in accordance with any order of the Bankruptcy Court and cash flow reporting otherwise furnished to such parties during the Chapter 11 Period; and

(d)    Reporting requirements consistent with the applicable Prepetition Warehouse Facility Agreements.

(a) Monthly third party verification agent review of advance practices; and (b) Reporting requirements consistent with the applicable Prepetition Warehouse Facility Agreements.

Financial Covenants[17]	Tested at Ditech: (a) Compliance with Borrowing Base; (b) Minimum Cash and Cash Equivalents of $25 million; Tested at RMS: (a) Compliance with Borrowing Base;	Tested at Ditech: (a) Compliance with Borrowing Base; (b) Minimum Tangible Net Worth of $400 million; (c) Minimum Cash and Cash Equivalents of $30 million; (d) Maximum Leverage test of 10:1

[17]	The Minimum Tangible Net Worth and Maximum Leverage covenants shall be tested monthly. The Minimum Cash and Cash Equivalents covenant shall be tested daily and shall only count unrestricted cash. The Minimum Adjusted EBITDA/Profitability covenants shall be tested quarterly.

(b) Minimum Cash and Cash Equivalents of $15 million

(e)    Minimum Adjusted EBITDA/Profitability of:

1. For the calendar quarters ending December 31, 2017 and March 31, 2018: a minimum Adjusted EBITDA[18] of $5 million

2. For the calendar quarters ending June 30, 2018, September 31, 2018 and December 31, 2018: a minimum Profitability of $1;

Tested at RMS:

(a)    Compliance with Borrowing Base;

(b)    Minimum Tangible Net Worth of $60 million;

(c)    Minimum Cash and Cash Equivalents of $20 million

(d)    Maximum Leverage test of 10:1

(e)    Minimum Adjusted EBITDA/Profitability of:

1. For the calendar quarter ending December 31, 2017: a maximum loss of Adjusted EBITDA of $20 million

2. For the calendar quarter ending March 31, 2018: a maximum loss of Adjusted EBITDA of $15 million

3. For the calendar quarters ending

June 30, 2018, September 31, 2018 and December 31, 2018: a maximum loss of Adjusted EBITDA of $10 million;

Certain Definitions Related to Financial Covenants	“Adjusted EBITDA” means, for RMS, income (loss) before income taxes, amortization of servicing rights and other fair value adjustments, interest expense on corporate debt, depreciation and amortization, goodwill impairment, if any, estimated settlements and costs for certain legal and regulatory matters, share-based compensation expense, fair value to cash adjustments for reverse loans, and select other cash and non-cash adjustments primarily certain non-recurring costs, the net provision for the repurchase of loans sold, non-cash interest income, severance, gain or loss on

[18]	The definition of “Adjusted EBITDA” with respect to Ditech shall be consistent with Debtor’s public filings, as mutually agreed by the Ditech and Lenders.

extinguishment of debt, interest income on unrestricted cash and cash equivalents, the net impact of the non-residual trusts, the provision for loan losses, residual trust cash flows, transaction and integration costs and servicing fee economics. Adjusted EBITDA includes both cash and non-cash gains from mortgage loan origination activities, and excludes the impact of fair value option accounting on certain assets and liabilities and includes cash generated from reverse mortgage origination activities. Adjusted EBITDA may also include other adjustments, as applicable based upon facts and circumstances, consistent with the intent of providing investors a supplemental means of evaluating RMS’s operating performance.

EXHIBIT F

Amended and Restated Credit Agreement

Exhibit F

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

dated as of [            ], 2017

among

WALTER INVESTMENT MANAGEMENT CORP.,

as Borrower,

THE LENDERS PARTY HERETO

and

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

as Administrative Agent and Collateral Agent

i

SCHEDULE 3.05	Financial Statements; Financial Condition; Undisclosed Liabilities
SCHEDULE 3.06	Litigation
SCHEDULE 3.09	Certain Tax Matters
SCHEDULE 3.11(c)	Mortgage Filing Offices
SCHEDULE 3.12	Real Property
SCHEDULE 3.14	Subsidiaries
SCHEDULE 3.17	Insurance
SCHEDULE 3.21	Existing Indebtedness
SCHEDULE 4.02(a)	List of Counsel
SCHEDULE 5.01	Reporting
SCHEDULE 6.01	Existing Liens
SCHEDULE 6.04	Existing Indebtedness
SCHEDULE 6.05	Existing Investments
SCHEDULE 6.11	Certain Restrictive Agreements

EXHIBIT A	[Reserved]
EXHIBIT B	Form of Master Reaffirmation Agreement
EXHIBIT C	Form of First Lien/Second Lien Intercreditor Agreement
EXHIBIT D	[Reserved]
EXHIBIT E	[Reserved]
EXHIBIT F	[Reserved]
EXHIBIT G	Form of Compliance Certificate
EXHIBIT H	Form of Assignment and Acceptance
EXHIBIT I	Form of Intercompany Note
EXHIBIT J	Form of Administrative Questionnaire
EXHIBIT K	Form of Solvency Certificate
EXHIBIT L	Procedures for Dutch Auction

SECOND AMENDED AND RESTATED CREDIT AGREEMENT dated as of [            ], 2017, among WALTER INVESTMENT MANAGEMENT CORP., a Maryland corporation (the “Borrower”), the Lenders (such term and each other capitalized term used but not defined in this introductory statement having the meaning given it in ARTICLE I), and CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as administrative agent (in such capacity, including any successor thereto, the “Administrative Agent”) and as collateral agent (in such capacity, including any successor thereto, the “Collateral Agent”) for the Lenders. This Agreement amends and restates the Pre-Petition Credit Agreement (as defined below) in its entirety.1

RECITALS

WHEREAS, on [            ], 2017 (the “Petition Date”), the Borrower commenced a voluntary petition for reorganization pursuant to chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for [                    ] (the “Bankruptcy Court”);

WHEREAS, prior to the Petition Date, financing was provided to the Borrower pursuant to that certain Amended and Restated Credit Agreement, dated as of December 19, 2013, as amended by Amendment No. 1 thereto dated as of February 23, 2016, Amendment No. 2 thereto dated as of August 5, 2016 and Amendment No. 3 thereto dated as of July 31, 2017 (and as further amended, restated, amended and restated, supplemented or otherwise modified prior to the Petition Date, the “Pre-Petition Credit Agreement”), by and among the Borrower, the lenders from time to time party thereto (the “Pre-Petition Lenders”), and Credit Suisse AG, Cayman Islands Branch (successor to Credit Suisse AG), as administrative agent and collateral agent, pursuant to which the Pre-Petition Lenders extended credit to the Borrower consisting of (a) Tranche B Term Loans in an original aggregate principal amount of $1,500,000,000 (the “Pre-Petition Term Loans”) and (b) revolving credit commitments in an original aggregate amount of $125,000,000;

WHEREAS, the Pre-Petition Term Loans, together with all accrued and unpaid interest, fees, indemnities, costs and other payment obligations pursuant to the Pre-Petition Credit Agreement that are outstanding immediately prior to the Closing Date (collectively, the “Pre-Petition Term Loan Obligations”), are owing as of the Closing Date;

WHEREAS, on [            ], 2017, the Bankruptcy Court entered the Confirmation Order (as defined herein);

WHEREAS, in connection with the implementation and consummation of the Plan of Reorganization (as defined herein), and subject to the terms and conditions set forth herein, in the other Credit Documents, in the Plan of Reorganization and in the Confirmation Order, the Lenders have agreed to enter into this Agreement, which shall be an amendment and restatement of the Pre-Petition Credit Agreement; and

WHEREAS, upon the effectiveness of the Plan of Reorganization, (a) all Pre-Petition Term Loan Obligations shall continue as Obligations (including accrued and unpaid non-default interest outstanding under the Pre-Petition Credit Agreement) and (b) the Pre-Petition Term Loans shall continue as Tranche B Term Loans hereunder and each initial Lender shall be deemed to have made, in the aggregate, $[        ] of Tranche B Term Loans.

[1]	[1] Note to Draft: To be revised to include a Replacement LC Facility to the extent an LC Issuer is designated prior to the effective date. Further, to be updated for agency-related provisions such as federal funds rate, LIBOR, LIBOR replacement and related provisions.

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The Lenders are willing to extend such credit to the Borrower on the terms and subject to the conditions set forth herein. Accordingly, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Acquired Entity” shall have the meaning assigned to such term in Section 6.05(xii).

“Additional Credit Extension Amendment” shall mean an amendment to this Agreement (which may, at the option of the Administrative Agent, be in the form of an amendment and restatement of this Agreement) providing for any Incremental L/C Commitments pursuant to Section 2.25, Extended Term Loans and/or Extended L/C Commitments pursuant to Section 2.26 or Refinancing Term Loans pursuant to Section 2.27, which shall be consistent with the applicable provisions of this Agreement and otherwise satisfactory to the parties thereto. Each Additional Credit Extension Amendment shall be executed by the Administrative Agent, the Credit Parties and the other parties specified in the applicable Section of this Agreement (but not any other Lender). Any Additional Credit Extension Amendment may include conditions for delivery of opinions of counsel and other documentation consistent with the conditions in Section 4.01, all to the extent reasonably requested by the Administrative Agent or the other parties to such Additional Credit Extension Amendment.

“Additional Lender” shall mean, at any time, any Person that is not an existing Lender and that agrees to provide any portion of any (a) Incremental L/C Commitments in accordance with Section 2.25 or (b) Refinancing Term Loans pursuant to an Additional Credit Extension Amendment in accordance with Section 2.27; provided that such Additional Lender shall be an Eligible Assignee.

“Additional Security Documents” shall have the meaning assigned to such term in Section 5.12.

“Adjusted Consolidated Net Income” shall mean, for any period, Consolidated Net Income for such period plus (a) the sum (without duplication) of:

(i) non-cash charges or non-cash losses (including, but not limited to share-based non-cash compensation and non-cash fair value adjustments and non-cash interest expense) which were included in arriving at Consolidated Net Income for such period;

(ii) servicing income earned during such period for servicing of assets in any Securitization Entity (other than any such income attributable to a Heritage Walter Securitization Trust) to the extent consolidated on the balance sheet and carried at fair value;

(iii) principal payments received during such period by any Heritage Walter Securitization Trust from borrowers to the extent consolidated on the balance sheet;

(iv) net cash proceeds received during such period from sales of REO Assets by any Heritage Walter Securitization Trust to the extent consolidated on the balance sheet;

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(v) the amount of all cash received during such period from the initial or tail issuance of reverse mortgage securities (HMBS) less any cash payments made during such period to originate, acquire or fund the related loans and subsequent additions to such loans to the extent not included in Consolidated Net Income for such period; and

(vi) any cash received for servicing of reverse mortgages to the extent not included in Consolidated Net Income for such period;

less (b) the sum of:

(i) non-cash gains and non-cash income, including but not limited to non-cash fair value adjustments, which were included in arriving at Consolidated Net Income for such period;

(ii) the amount of all cash gains on Asset Sales the Net Sale Proceeds of which were applied as a mandatory repayment of Term Loans pursuant to Section 2.13(c) or reinvested (or to be reinvested) as permitted by such Section 2.13(c) to the extent that such cash gains were included in arriving at Consolidated Net Income for such period; and

(iii) principal payments during such period on Indebtedness of any Heritage Walter Securitization Trust to the extent consolidated on the balance sheet.

“Adjusted LIBO Rate” shall mean, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum equal to the product of (i) the LIBO Rate in effect for such Interest Period and (ii) Statutory Reserves; provided that, in the case of the Tranche B Term Loans, if the Adjusted LIBO Rate as so determined for any Interest Period is less than 1.00% per annum, then Adjusted LIBO Rate with respect to the Tranche B Term Loans for such Interest Period shall be deemed to be 1.00% per annum.

“Administrative Agent” shall have the meaning assigned to such term in the introductory statement to this Credit Agreement.

“Administrative Questionnaire” shall mean an Administrative Questionnaire substantially in the form of Exhibit J, or such other form as may be supplied from time to time by the Administrative Agent.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling (including, but not limited to, all directors and officers of such Person), controlled by, or under direct or indirect common control with, such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power (i) to vote 10% or more of the securities having ordinary voting power for the election of directors (or equivalent governing body) of such Person or (ii) to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agents” shall have the meaning assigned to such term in Article 8.

“Aggregate Incremental Amount” shall mean, at any time, the sum of the aggregate principal amount of Incremental L/C Commitments incurred at or prior to such time.

“Agreement” shall mean this Second Amended and Restated Credit Agreement, as modified, supplemented, amended, restated (including any amendment and restatement hereof), extended or renewed from time to time.

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“All-in Yield” shall mean, as to any Indebtedness, the effective yield thereon as determined in good faith by the Borrower and the Administrative Agent taking into account the applicable interest rate, margin, original issue discount and upfront fees; provided that original issue discount and upfront fees shall be equated to interest rate assuming a four-year life to maturity (or, if less, the life of such Indebtedness); provided further that any eurodollar rate floor or base rate floor (“new floor”) that is greater than the comparable eurodollar rate floor or base rate floor applicable to the Tranche B Term Loans at such time shall only be taken into account in determining the All-in-Yield with respect to the Tranche B Term Loans to the extent an increase in any interest rate floor applicable to the Tranche B Term Loans to the corresponding new floor would cause an increase in the yield applicable to the Tranche B Term Loans then in effect; provided further that “All-in Yield” shall not include arrangement, commitment, underwriting, amendment, structuring or similar fees paid to any agent, underwriter or arranger or fees that are not paid ratably to the market with respect to such Indebtedness.

“Alternate Base Rate” shall mean, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% and (c) the Adjusted LIBO Rate on such day (or if such day is not a Business Day, the immediately preceding Business Day) for a Eurodollar Borrowing with an Interest Period of one month plus 1.00%; provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the rate determined on such day at approximately 11 a.m. (London time) by reference to the British Bankers’ Association Interest Settlement Rates (or by reference to any successor or substitute entity or other quotation service providing comparable quotations to such British Bankers’ Association Interest Settlement Rates) for deposits in Dollars (as set forth by any service selected by the Administrative Agent that has been nominated by the British Bankers’ Association (or any successor or substitute agency) as an authorized vendor for the purpose of displaying such rates). If the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms of the definition thereof, the Alternate Base Rate shall be determined without regard to clause (b) of the preceding sentence until the circumstances giving rise to such inability no longer exist. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective on the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate, as the case may be.

“Amend and Extend Transaction” shall mean an extension of maturity transaction described in and effected pursuant to Section 2.26.

“Anti-Terrorism Laws” shall have the meaning assigned to such term in Section 3.22(a).

“Applicable Excess Cash Flow Prepayment Percentage” shall mean, at any time, 50%.

“Applicable Margin” shall mean (a) with respect to any Eurodollar Loan, 6.00% per annum and (b) with respect to any ABR Loan, 5.00% per annum.

“Asset Coverage Ratio A” shall mean, on any date of determination, the ratio of (a) Net Assets A of the Borrower and its Restricted Subsidiaries, as of such date of determination, to (b) all First Lien Indebtedness.

“Asset Coverage Ratio B” shall mean, on any date of determination, the ratio of (a) Net Assets B of the Borrower and its Restricted Subsidiaries, as of such date of determination, to (b) all First Lien Indebtedness.

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“Asset Sale” shall mean any sale, transfer or other disposition (or series of related sales, transfers or other dispositions) (each, a “Disposition”) by the Borrower or any Restricted Subsidiary to any Person other than to the Borrower or a Subsidiary Guarantor of any asset (including, without limitation, any capital stock or other securities of, or Equity Interest in, another Person) not made in the Ordinary Course of Business; provided that no Non-Core Asset Sale or Disposition of Bulk MSR shall constitute an “Asset Sale”; provided further that any such Disposition permitted pursuant to Section 6.02(iv), Section 6.02(xiv) or Section 6.02(xxv), to the extent not constituting a Non-Core Asset Sale or Disposition of Bulk MSR, shall constitute an “Asset Sale”.

“Assignment and Acceptance” shall mean an assignment and acceptance entered into by a Lender and an Eligible Assignee, and accepted by the Administrative Agent, substantially in the form of Exhibit H or such other form as shall be approved by the Administrative Agent.

“Authorized Officer” shall mean the chief executive officer, president, any vice-president, chairman, vice chairman, secretary, any assistant secretary, treasurer, any assistant treasurer, chief operating officer or chief financial officer of the Borrower.

“Bail-In Action” shall mean the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” shall mean, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Balance Sheet Value” shall mean, on any date of determination, with respect to any liability or asset (including Equity Interests of any Person), as of any date of determination, the amount included on the consolidated balance sheet of the Borrower as of the fiscal quarter then last ended related to such liability or asset, calculated in accordance with GAAP.

“Bankruptcy Code” shall mean Title 11 of the United States Code entitled “Bankruptcy,” as now or hereafter in effect, or any successor thereto.

“Bankruptcy Court” shall have the meaning assigned to such term in the Recitals.

“Borrower” shall have the meaning assigned to such term in the introductory statement to this Agreement.

“Borrower Materials” shall have the meaning assigned to such term in Section 9.01.

“Borrower Notice” shall have the meaning assigned to such term in Section 5.12(c).

“Borrowing” shall mean Loans of the same Class and Type made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect.

“Breakage Event” shall have the meaning assigned to such term in Section 2.16.

“Bulk MSR” shall mean all MSR, including the related Servicing Advances, other than Flow MSR.

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“Business Day” shall mean any day other than a Saturday, Sunday or day on which banks in New York City are authorized or required by law to close; provided, however, that when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in Dollar deposits in the London interbank market.

“Calculation Period” shall mean, with respect to any Permitted Acquisition, any Significant Asset Sale or any other event expressly required to be calculated on a Pro Forma Basis pursuant to the terms of this Agreement, the Test Period most recently ended prior to the date of such Permitted Acquisition, Significant Asset Sale or other event for which financial statements have been delivered to the Lenders pursuant to Section 4.01(k) or Section 5.01(b) or (c), as applicable.

“Capital Expenditures” shall mean, with respect to any Person, all expenditures (without duplication) by such Person which should be capitalized in accordance with GAAP and, without duplication, the amount of Capitalized Lease Obligations incurred by such Person.

“Capitalized Lease Obligations” shall mean, with respect to any Person, all rental obligations of such Person which, under GAAP, are required to be capitalized on the books of such Person, in each case taken at the amount thereof accounted for as indebtedness in accordance with such principles.

“Cash Equivalents” shall mean, as to any Person, (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition, (ii) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s, (iii) Dollar denominated time deposits, certificates of deposit and bankers acceptances of any Lender or any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a combined capital and surplus of at least $1,000,000,000 with maturities of not more than one year from the date of acquisition by such Person, (iv) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iii) above, (v) commercial paper issued by any Person incorporated in the United States rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody’s and in each case maturing not more than one year after the date of acquisition by such Person, and (vi) investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (i) through (v) above.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as the same has been amended and may hereafter be amended from time to time, 42 U.S.C. § 9601 et seq.

“Change in Adjusted Consolidated Working Capital” shall mean, for a given period, without duplication, the sum of the changes (plus or minus) during such period in: (a) Servicing Advances net of the change in applicable borrowings under Permitted Servicing Advance Facility Indebtedness, (b) finance receivable purchases or repurchases of Residential Mortgage Loans net of collections and liquidation proceeds on purchased receivables or repurchased Residential Mortgage Loans, (c) new loan originations net of proceeds received from the sale of new loans, collections on new loans and the change in related borrowings under Permitted Warehouse Indebtedness, (d) cash and Cash Equivalents required to be maintained (i) at any Restricted Subsidiary pursuant to bona fide legal or regulatory requirements, (ii) by any Non-Recourse Entities related to non-recourse financing or (iii) by the Borrower or any Restricted Subsidiary in the ordinary course of business pursuant to any line of credit permitted to be

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maintained hereunder, and (e) other assets (excluding cash and Cash Equivalents) and liabilities (excluding the current portion of any Indebtedness under this Agreement and the current portion of any other long term Indebtedness which would otherwise be included therein), to the extent the impact of such changes are reflected in the consolidated statement of cash flows of the Borrower and the Restricted Subsidiaries, excluding for this purpose Securitization Entities (other than Heritage Walter Securitization Trusts) to the extent consolidated.

“Change in Law” shall mean (a) the adoption of any law, rule or regulation after the Closing Date, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority or the NAIC after the Closing Date or (c) compliance by any Lender or any Issuing Bank (or, for purposes of Section 2.14, by any lending office of such Lender or by such Lender’s or any such Issuing Bank’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Closing Date; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” shall mean (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Closing Date) shall have obtained the power (whether or not exercised) to elect a majority of the board of directors (or equivalent governing body) of the Borrower, (ii) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Closing Date) is or shall become the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act as in effect on the Closing Date), directly or indirectly, of 35% or more on a fully diluted basis of the voting interests in the Borrower’s Equity Interests, (iii) the board of directors (or equivalent governing body) of the Borrower shall cease to consist of a majority of Continuing Directors or (iv) a “change of control” or similar event howsoever denominated shall occur as provided in any Equity Interests of the Borrower (other than Qualified Equity Interests of the Borrower) or any Indebtedness of the Borrower or any Restricted Subsidiary with an aggregate principal amount of at least $5,000,000 (or the documentation governing the same) and such “change of control” or similar event shall not be waived in writing by the holders of such Equity Interests or Indebtedness.2

“Charges” shall have the meaning assigned to such term in Section 9.09.

“Claims” shall have the meaning assigned to such term in the definition of “Environmental Claims”.

“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Tranche B Term Loans, Extended L/C Commitments (of the same Extension Series), Extended Term Loans (of the same Extension Series) or Refinancing Term Loans and, when used in reference to any Commitment, refers to whether such Commitment is an Incremental L/C Commitment or a Refinancing Term Loan Commitment and when used in reference to any Lender, refers to whether such Lender has a Loan or Commitment with respect to the applicable Class.

“Closing Date” shall mean the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.08).

[2]	Note to Draft: Subject to review pending outcome of post-Plan equity structure.

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[“Closing Date Warrants” shall mean the Series A Warrants and the Series B Warrants.]

“Code” shall mean the Internal Revenue Code of 1986.

“Collateral” shall mean all property (whether real or personal) with respect to which any security interests or liens have been granted (or purported to be granted) pursuant to any Security Document, including all Pledge Agreement Collateral, all Security Agreement Collateral and all Mortgaged Properties.

“Collateral Agent” shall have the meaning assigned to such term in the introductory statement to this Agreement.

“Commitment” shall mean, with respect to any Lender, such Lenders’ Incremental L/C Commitment or Refinancing Term Loan Commitment.

“Communications” shall have the meaning assigned to such term in Section 9.01.

“Company” shall mean any corporation, limited liability company, partnership or other business entity (or the adjectival form thereof, where appropriate).

“Confirmation Order” means an order of the Bankruptcy Court confirming the Plan of Reorganization.

“Connection Taxes” shall mean, with respect to the Administrative Agent or any Lender, Taxes imposed as a result of a present or former connection between such Administrative Agent or Lender and the jurisdiction imposing such Tax (other than connections arising solely from such Administrative Agent or Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Credit Document, or sold or assigned an interest in any Loan or Credit Document).

“Consolidated EBITDA” shall mean, for any period, “Adjusted EBITDA” as disclosed on each filed Form 10-K and Form 10-Q, as applicable, for such period.

“Consolidated Indebtedness” shall mean, at any time, the sum of (without duplication) (i) all Indebtedness of the Borrower and the Restricted Subsidiaries (on a consolidated basis) as would be required to be reflected as debt or Capitalized Lease Obligations on a consolidated balance sheet of the Borrower and the Restricted Subsidiaries in accordance with GAAP, (ii) all Indebtedness of the Borrower and the Restricted Subsidiaries of the type described in clause (ii) of the definition of Indebtedness and (iii) all Contingent Obligations of the Borrower and the Restricted Subsidiaries in respect of Indebtedness of any third Person of the type referred to in preceding clauses (i) and (ii); provided that no determination of “Consolidated Indebtedness” shall include (x) the aggregate amount available to be drawn or paid (i.e., unfunded amounts) under all letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations issued for the account of the Borrower or any Restricted Subsidiary (but excluding, for avoidance of doubt, all unpaid drawings or other matured monetary obligations owing in respect of such letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations) or (y) Non-Recourse Indebtedness, Permitted Securitization Indebtedness of any Securitization Entity, obligations under Excess Spread Sales or Permitted Funding Indebtedness other than MSR Indebtedness. For the avoidance of doubt, Consolidated Indebtedness shall not include Indebtedness of the Borrower or any Restricted Subsidiary to GNMA trusts.

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“Consolidated Interest Expense” shall mean, for any period, (i) the total cash consolidated interest expense of the Borrower and the Restricted Subsidiaries (including, without limitation, all commissions and other commitment and banking fees and charges (e.g., fees with respect to letters of credit, Interest Rate Protection Agreements and Other Hedging Agreements, but excluding, to the extent included therein, arrangement, commitment, underwriting, amendment, structuring, original issue discounts or similar fees paid to any agent, underwriter or arranger or fees that are not paid ratably to the market), but excluding, to the extent included therein, cash interest expense attributable to Non-Recourse Indebtedness, Excess Spread Sales, Permitted Securitization Indebtedness and Permitted Funding Indebtedness other than MSR Indebtedness) for such period (calculated without regard to any limitations on payment thereof), plus (ii) without duplication, that portion of Capitalized Lease Obligations of the Borrower and the Restricted Subsidiaries on a consolidated basis representing the interest factor for such period. For purposes of the foregoing, interest expense shall be determined after giving effect to any net payments made or received by the Borrower or any Restricted Subsidiary with respect to Interest Rate Protection Agreements.

“Consolidated Net Income” shall mean, for any period, the net income (or loss) of the Borrower and the Restricted Subsidiaries determined on a consolidated basis for such period (taken as a single accounting period) in accordance with GAAP, provided that (A) the following items shall be excluded in computing Consolidated Net Income (without duplication): (i) the net income of any Person (other than Borrower) in which a Person or Persons other than the Borrower and its Wholly-Owned Restricted Subsidiaries has an Equity Interest or Equity Interests, except to the extent of the amount of cash dividends or other cash distributions of net income actually paid to the Borrower or a Wholly-Owned Restricted Subsidiary by such Person during such period, (ii) except for determinations expressly required to be made on a Pro Forma Basis, the net income (or loss) of any Person prior to the date it becomes a Restricted Subsidiary or all or substantially all of the property or the net income related to assets of such Person are acquired by the Borrower or a Restricted Subsidiary and (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of cash dividends or similar cash distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, and (B) any interest expense on Permitted Servicing Advance Facility Indebtedness and Permitted Warehouse Indebtedness for such period shall reduce Consolidated Net Income for such period to the extent that such amounts did not otherwise reduce Consolidated Net Income for such period.

“Consummation of the Plan of Reorganization” shall mean the occurrence of the Plan Effective Date and the substantial consummation of the Plan of Reorganization within the meaning of Section 1101(2) of the Bankruptcy Code.

“Contingent Obligation” shall mean, as to any Person, any obligation of such Person as a result of such Person being a general partner of any other Person, unless the underlying obligation is expressly made non-recourse as to such general partner, and any obligation of such Person guaranteeing, having the economic effect of guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (x) for the purchase or payment of any such primary obligation or any property constituting direct or indirect security therefor or (y) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth, solvency or other financial statement condition of the primary obligor, (iii) to purchase or lease property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold

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harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business or any customary carve-out matters for which such Person acts as a guarantor, such as fraud, misappropriation, breach of representation and warranty and misapplication, unless and until a claim for payment or performance has been made in respect thereof (which has not been satisfied). The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Continuing Directors” shall mean the directors (or equivalent governing body) of the Borrower on the Closing Date and each other director (or equivalent Person) if such director’s (or equivalent Person’s) nomination for election to the board of directors (or equivalent governing body) of the Borrower is recommended by a majority of the then Continuing Directors.

“Contract Consideration” shall have the meaning assigned to such term in the definition of “Excess Cash Flow”.

“Convertible Preferred Stock” shall mean the Mandatorily Convertible Preferred Stock (as defined in the Plan of Reorganization).

“Credit Documents” shall mean this Agreement, the Subsidiaries Guaranty, the Pledge Agreement, the Security Agreement, the Intercompany Subordination Agreement and, after the execution and delivery thereof pursuant to the terms of this Agreement, each Note, each other Security Document and each Additional Credit Extension Amendment.

“Credit Enhancement Agreements” shall mean, collectively, any documents, instruments, guarantees or agreements entered into by the Borrower, any Restricted Subsidiary, or any Securitization Entity for the purpose of providing credit support (that is reasonably customary as determined by the Borrower’s senior management) with respect to any Permitted Funding Indebtedness or Permitted Securitization Indebtedness.

“Credit Facilities” shall mean the term loan and, if applicable letter of credit facilities provided for by this Agreement.

“Credit Party” shall mean the Borrower and each Subsidiary Guarantor.

“Credit Suisse” shall mean Credit Suisse AG, Cayman Islands Branch (successor to Credit Suisse AG).

“Debtor Relief Laws” shall mean the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.

“Default” shall mean any event, act or condition which with notice or lapse of time, or both, would constitute an Event of Default.

“Defaulting Lender” shall mean, subject to Section 2.24(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder or (ii) pay to the Administrative Agent or any other Lender any other amount required

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to be paid by it hereunder within two Business Days of the date when due, (b) has notified the Borrower or the Administrative Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect, (c) has failed, within three Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law or, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-in Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.24(b)) upon delivery of written notice of such determination to the Borrower and each Lender.

“Designated Material Contract” shall mean, as of any date of determination, any commercial contract of the Borrower or its Restricted Subsidiaries that (i) is filed publicly by the Borrower as an exhibit to its then most recently filed 10-K or any 10-Q filed thereafter and prior to such date and (ii) has been identified in writing as such to the Administrative Agent on or prior to the Closing Date (and upon the request of any Lender, the Administrative Agent shall make the list of Designated Material Contracts available to such Lender).

“Disposition” shall have the meaning assigned to such term in the definition of “Asset Sale”.

“Dividend” shall mean, with respect to any Person, that such Person has, directly or indirectly, declared or paid a dividend, distribution or returned any other amount with respect to any Equity Interests to its stockholders, shareholders, partners or members or authorized or made any other distribution, payment or delivery of property or cash to its stockholders, shareholders, partners or members in their capacity as such, or redeemed, retired, purchased or otherwise acquired or terminated or cancelled, directly or indirectly, for a consideration (whether in cash, securities or other property) any shares of any class of its capital stock or any other Equity Interests outstanding on or after the Closing Date (or any options or warrants issued by such Person with respect to its capital stock or other Equity Interests), or set aside any funds for any of the foregoing purposes, or shall have permitted any of the Restricted Subsidiaries to purchase or otherwise acquire for a consideration any shares of any class of the capital stock or any other Equity Interests of such Person outstanding on or after the Closing Date (or any options or warrants issued by such Person with respect to its capital stock or other Equity Interests).

“Dollars” and the sign “$” shall each mean freely transferable lawful money of the United States.

“Domestic Subsidiary” of any Person shall mean any Subsidiary of such Person incorporated or organized in the United States or any State thereof or the District of Columbia.

“Dutch Auction” shall mean an auction conducted by the Borrower to purchase Term Loans as contemplated by Section 9.04(l) substantially in accordance with the procedures set forth in Exhibit L.

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“EEA Financial Institution” shall mean (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” shall mean any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” shall mean any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” shall mean (i) a Lender, (ii) an Affiliate of a Lender, (iii) a Related Fund of a Lender and (iv) any other Person (other than a natural person) approved by the Administrative Agent; and, unless an Event of Default has occurred and is continuing, the Borrower (each such approval not to be unreasonably withheld or delayed and, in the case of the Borrower, any such approval shall be deemed to have been given if the Borrower has not responded within five Business Days of a request for such approval); provided that notwithstanding the foregoing, “Eligible Assignee” shall not include (x) except as permitted under Section 9.04(l), the Borrower or any of the Borrower’s Affiliates or (y) any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (y).

“Environmental Claims” shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, orders, claims, liens, notices of noncompliance, violation, or liability investigations or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereafter, “Claims”), including, without limitation, (a) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief in connection with alleged injury or threat of injury to health, safety or the environment due to the presence of Hazardous Materials.

“Environmental Law” shall mean any federal, state, foreign or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, including any judicial or administrative order, consent decree or judgment, relating to the environment, natural resources, human health and safety or Hazardous Materials, including, without limitation, CERCLA; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Emergency Planning and the Community Right-to-Know Act of 1986, 42 U.S.C. § 11001 et seq.; the Hazardous Material Transportation Act, 49 U.S.C. § 5101 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; and any state and local or foreign counterparts or equivalents, in each case as amended from time to time.

“Equity Interests” of any Person shall mean any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interest in (however designated) equity of such Person, including any common stock, preferred stock, any limited or general partnership interest and any limited liability company membership interest; provided that, for the avoidance of doubt and without limitation, “Equity Interests” shall exclude any Indebtedness convertible into or exchangeable for Equity Interests.

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“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to ERISA are to ERISA, as in effect at the Closing Date and any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with Borrower or a Restricted Subsidiary of Borrower is treated as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ERISA Event” shall mean (a) any Reportable Event, (b) with respect to any Plan or Multiemployer Plan, the failure to satisfy the minimum funding standard (as defined in Section 412 or 430 of the Code or Section 302 of ERISA), whether or not waived, (c) the filing pursuant to Section 412(c) of the Code or Section 402(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan or Multiemployer Plan, (d) the filing of a notice to terminate any Plan if such termination would require material additional contributions in order to be considered a standard termination within the meaning of Section 4041(b) of ERISA, (e) a determination that any Plan is in “at-risk status” or any Multiemployer Plan is in “endangered status” or “critical status” (as each is defined in Section 303 and 305 of ERISA, respectively), (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan or the withdrawal or partial withdrawal of the Borrower or any of its ERISA Affiliates from any Plan or Multiemployer Plan, (g) proceedings have been instituted to terminate or appoint a trustee to administer any Plan which is subject to Title IV of ERISA, (h) the receipt by the Borrower or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from the Borrower or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA or (i) the occurrence of a non-exempt “prohibited transaction” with respect to which the Borrower or any ERISA Affiliate is a “disqualified person” (each within the meaning of Section 4975 of the Code) that is reasonably likely to result in material liability to the Borrower.

“EU Bail-In Legislation Schedule” shall mean the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Eurodollar”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” shall have the meaning assigned to such term in Section 7.01.

“Evidence of Flood Insurance” shall have the meaning assigned to such term in Section 5.12(c).

“Excess Cash Flow” shall mean, for any period, the remainder of (a) the sum of, without duplication, (i) Adjusted Consolidated Net Income for such period and (ii) Change in Adjusted Consolidated Working Capital (if negative) for such period, minus (b) the sum of, without duplication, (i) without duplication of amounts deducted pursuant to clause (v) below, the aggregate amount of all Capital Expenditures made by the Borrower and the Restricted Subsidiaries in cash during such period and the aggregate amount of cash used to consummate Permitted Acquisitions during such period or to acquire MSR during such period (including, for this purpose, the aggregate amount of all principal prepayments and repayments of Permitted MSR Indebtedness during such period the proceeds of which were

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previously used to purchase MSR) (other than such Capital Expenditures, Permitted Acquisitions and acquisitions of MSR to the extent financed with equity proceeds, Equity Interests, asset sale proceeds (other than from sales of inventory in the ordinary course of business), insurance or condemnation proceeds or Indebtedness or other proceeds that would not be included in Adjusted Consolidated Net Income), (ii) the aggregate amount of permanent principal payments in cash of Indebtedness of the types described in clauses (i), (iii), (iv) and (vii) of the definition of Indebtedness of the Borrower and the Restricted Subsidiaries during such period (other than (1) repayments of Permitted Funding Indebtedness, Non-Recourse Indebtedness and Securitization Indebtedness, (2) repayments of revolving loans unless such repayment is accompanied by a corresponding permanent reduction in commitments in respect thereof, (3) repayments made with the proceeds of asset sales (other than from sales of inventory in the ordinary course of business), sales or issuances of Equity Interests, capital contributions, insurance or condemnation events or Indebtedness or other proceeds that would not be included in Adjusted Consolidated Net Income and (4) payments of Loans and/or other Obligations, provided that repayments of Term Loans shall be deducted in determining Excess Cash Flow to the extent such repayments were required pursuant to Section 2.11(a)), (iii) Change in Adjusted Consolidated Working Capital (if positive) for such period, (iv) the aggregate amount of Investments made in cash in any Permitted Funds during such period (other than such Investments to the extent financed with equity proceeds, Equity Interests, asset sale proceeds (other than from sales of inventory in the ordinary course of business), insurance or condemnation proceeds or Indebtedness or other proceeds that would not be included in Adjusted Consolidated Net Income) and (v) without duplication of amounts deducted from Excess Cash Flow in other periods, the aggregate consideration required to be paid in cash by the Borrower or any of the Restricted Subsidiaries pursuant to binding contracts with an entity that is not an Affiliate (the “Contract Consideration”) entered into during such period relating to Permitted Acquisitions, acquisitions of MSRs or Capital Expenditures to be consummated or made during the period of 120 days following the end of such period, provided that to the extent the aggregate amount of cash actually utilized to finance such Permitted Acquisitions, acquisitions of MSRs or Capital Expenditures during such 120-day period (other than to the extent financed with equity proceeds, Equity Interests, asset sale proceeds (other than from sales of inventory in the ordinary course of business), insurance or condemnation proceeds or Indebtedness or other proceeds that would not be included in Adjusted Consolidated Net Income) is less than the Contract Consideration, the Borrower shall apply such shortfall as a mandatory prepayment of the Loans pursuant to Section 2.13(d) no later than the earliest to occur of the (A) abandonment of such planned expenditure, (B) making of such planned expenditure and (C) last day of such 120-day period.

“Excess Cash Flow Payment Date” shall mean the earlier of (a) the date occurring 90 days after the last day of each fiscal year of the Borrower (commencing with the fiscal year of the Borrower ending December 31, 2018) and (b) the third Business Day following the date on which financial statements with respect to such period are delivered pursuant to Section 5.01(c).

“Excess Cash Flow Payment Period” shall mean with respect to the repayment required on each Excess Cash Flow Payment Date, the immediately preceding fiscal year of the Borrower.

“Excess Spread Sale” shall mean any sale in the ordinary course of business and for Fair Market Value of any excess servicing fee spread under any MSR.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Collateral” shall have the meaning assigned to such term in the Security Agreement.

“Excluded Subsidiary” shall mean each (a) Non-Recourse Entity, (b) Securitization Entity, (c) Restricted Subsidiary that is prohibited by any applicable law from guaranteeing the Obligations or that

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would require the consent, approval, license or authorization of any Governmental Authority (other than a Government Sponsored Entity) or any Regulatory Supervising Organization to guarantee the Obligations (unless such consent, approval, license or authorization has been received), (d) Unrestricted Subsidiary, (e) Immaterial Subsidiary, (f) REIT Subsidiary, (g) MSR Facility Trust, (h) Foreign Subsidiary, (i) Domestic Subsidiary substantially all of the direct assets of which consist of Equity Interests in one or more Foreign Subsidiaries, (j) Domestic Subsidiary of a Foreign Subsidiary, (k) Subsidiary that is not a Wholly-Owned Subsidiary of the Borrower and (l) special purpose Subsidiary established for the purpose of incurring Permitted Securitization Indebtedness or Permitted Servicing Advance Facility Indebtedness so long as such Subsidiary continues to be utilized solely for such purpose.

“Excluded Taxes” shall mean, with respect to the Administrative Agent, any Lender, any Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of the Borrower or any other Credit Party hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, or that are Connection Taxes, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction described in clause (a) above or in which the Borrower is located, (c) in the case of a Lender (other than an assignee pursuant to a request by the Borrower under Section 2.21(a)), any withholding tax that is imposed on amounts payable to such Lender under applicable law in effect at the time such Lender acquires any interest in a Loan or a Commitment or designates a new lending office, except to the extent that such Lender (or its assignor, if any) was entitled, at the time of acquisition of such interest in a Loan or Commitment, designation of a new lending office or assignment, to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 2.20(a), (d) any Tax attributable to such Lender’s failure to comply with Section 2.20(e) and (e) any Taxes imposed pursuant to FATCA.

“Executive Order” shall have the meaning assigned to such term in Section 3.22(a).

“Existing Indebtedness” shall have the meaning assigned to such term in Section 3.21.

“Extended L/C Commitment” shall mean any Class of Incremental L/C Commitments the maturity of which shall have been extended pursuant to Section 2.26.

“Extended Term Loans” shall mean any Class of Term Loans the maturity of which shall have been extended pursuant to Section 2.26.

“Extension” shall have the meaning assigned to such term in Section 2.26.

“Extension Offer” shall have the meaning assigned to such term in Section 2.26(b).

“Extension Series” shall mean all Extended Term Loans and Extended L/C Commitments that are established pursuant to the same Additional Credit Extension Amendment (or any subsequent Additional Credit Extension Amendment to the extent such Additional Credit Extension Amendment expressly provides that the Extended Term Loans or Extended L/C Commitments, as applicable, provided for therein are intended to be a part of any previously established Extension Series) and that provide for the same interest margins, extension fees, if any, and amortization schedule.

“Fair Market Value” shall mean, with respect to any asset (including any Equity Interests of any Person), the price at which a willing buyer that is not an Affiliate of the seller, and a willing seller, would reasonably be expected to agree to purchase and sell such asset, as determined in good faith by the Borrower or the Restricted Subsidiary selling such asset.

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“Fannie Mae” shall mean the Federal National Mortgage Association, in its corporate capacity, and any majority owned and controlled affiliate thereof.

“FATCA” shall mean Sections 1471 through 1474 of the Code, as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code and any intergovernmental agreements implementing the foregoing.

“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

“Fee Letter” shall mean the Agent Fee Letter, dated December 2, 2013, among the Borrower, Credit Suisse Securities (USA) LLC and the Administrative Agent.

“Fees” shall have the meaning assigned to such term in Section 2.05(b).

“Financial Covenants” shall mean the covenants set forth in Sections 6.07, 6.08 and 6.09.

“Financial Covenant Default” shall mean (i) a failure to comply with any of the Financial Covenants or (ii) the taking of any action by the Borrower or any Restricted Subsidiary if such action was prohibited hereunder solely due to the existence of a Financial Covenant Default of the type described in clause (i) of this definition.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc. or any other self-regulatory body which succeeds to the functions of the Financial Industry Regulatory Authority, Inc.

“First Lien Indebtedness” shall mean Consolidated Indebtedness of the Borrower and its Restricted Subsidiaries that is secured by a Lien that is pari passu with (or not junior to) the Liens securing the Tranche B Term Loans (and any extension, renewal, replacement or refinancing thereof that is pari passu therewith or any other Indebtedness that is required to be pari passu therewith hereunder).

“First Lien Net Leverage Ratio” shall mean, on any date of determination, the ratio of (x) First Lien Indebtedness on such date minus the lesser of (i) the aggregate amount of Unrestricted cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries on such date and (ii) $250,000,000 to (y) Consolidated EBITDA of the Borrower and its Restricted Subsidiaries for the Test Period most recently ended on or prior to such date; provided that, for purposes of any calculation of the First Lien Net Leverage Ratio pursuant to this Agreement, Consolidated EBITDA shall be determined on a Pro Forma Basis in accordance with the definition of “Pro Forma Basis” contained herein.

“First Lien/Second Lien Intercreditor Agreement” shall mean the First Lien/Second Lien Intercreditor Agreement substantially in the form of Exhibit C, dated as of the Closing Date, among, inter alios, the Borrower and the other Grantors (as defined therein) party thereto, [Wilmington Savings Fund Society, FSB], as Junior Collateral Agent for the Junior Secured Parties referred to therein and the Collateral Agent, as agent for the Senior Secured Parties referred to therein, and each other person from time to time party thereto.

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“Flood Determination Form” shall have the meaning assigned to such term in Section 5.12(c).

“Flood Documents” shall have the meaning assigned to such term in Section 5.12(c).

“Flow MSR” shall mean all MSR that are funded or purchased by the Borrower or its Restricted Subsidiary within the prior 120 days and sold to a counterparty pursuant to a flow purchase agreement in the Ordinary Course of Business.

“Foreign Lender” shall mean any Lender that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“Foreign Pension Plan” shall mean any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States by the Borrower or any one or more of the Restricted Subsidiaries primarily for the benefit of employees of the Borrower or such Restricted Subsidiaries residing outside the United States, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Foreign Subsidiary” of any Person shall mean any Subsidiary of such Person that is not a Domestic Subsidiary.

“GAAP” shall mean generally accepted accounting principles in the United States as in effect from time to time.

“GNMA” shall mean the Government National Mortgage Association.

“GNMA Buyout” shall mean reverse loans which have been repurchased out of reverse GNMA securitization pools that are included in “Residential loans” in the balance sheet of the Borrower.

“GNMA Buyout REO” shall mean any GNMA Buyout that is then classified as an REO Asset.

“GNMA Buyout Percentage” shall mean 95.0% for each fiscal quarter during the fiscal years ending 2017, 2018 and 2019, and 92.0% for each fiscal quarter thereafter.

“Government Sponsored Entity” shall mean (i) Fannie Mae, the Federal Home Loan Mortgage Corporation and GNMA and (ii) any other entity that is “sponsored”, chartered or controlled by the federal government of the United States.

“Governmental Authority” shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, Government Sponsored Entity or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Granting Lender” shall have the meaning assigned to such term in Section 9.04(i).

“Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, lead, mold, urea formaldehyde foam insulation, polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous waste,” “hazardous materials,”

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“extremely hazardous substances,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any applicable environmental law; and (c) any other chemical, material or substance, the exposure to, or Release of which is prohibited, limited or regulated by any Governmental Authority.

“Heritage Walter Securitization Trust” shall mean any Securitization Entity of the Borrower or the Restricted Subsidiaries and any installment sale contract, chattel paper or loan contract and related promissory note and mortgage and any REO Asset owned by the Borrower or the Restricted Subsidiaries, in each case in existence immediately prior to the acquisition by the Borrower on July 1, 2011 of GTCS Holdings LLC, a Delaware limited liability company.

“Immaterial Subsidiary” shall mean, at any date of determination, a Restricted Subsidiary of the Borrower that, together with all other Immaterial Subsidiaries, does not have (i) Consolidated EBITDA (determined on a Pro Forma Basis in accordance with the definition of “Pro Forma Basis” contained herein) for the period of four consecutive fiscal quarters ended on the last day of the most recent fiscal period for which financial statements have been delivered pursuant to Section 5.01 that equal or exceed 5% of the Consolidated EBITDA (determined on a Pro Forma Basis in accordance with the definition of “Pro Forma Basis” contained herein) of the Borrower and its Restricted Subsidiaries for such period, (ii) any material intellectual property or (iii) any material real property. The Borrower shall notify the Administrative Agent quarterly as to all Immaterial Subsidiaries as provided in Section 5.01(f). The Borrower may designate and re-designate a Restricted Subsidiary as an Immaterial Subsidiary at any time, subject to the terms set forth in this definition.

“Incremental Issuing Bank” shall mean a Lender with an Incremental L/C Commitment or an outstanding Letter of Credit issued, or L/C Disbursement incurred, pursuant to an Incremental L/C Commitment.

“Incremental L/C Commitment” shall mean the commitment of any Incremental Issuing Bank, established pursuant to Section 2.25, to issue Letters of Credit on behalf of the Borrower.

“Indebtedness” shall mean, as to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services and all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (ii) the maximum amount available to be drawn or paid under all letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations issued for the account of such Person and all unpaid drawings and unreimbursed payments in respect of such letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations, (iii) all indebtedness of the types described in clause (i), (ii), (iv), (v), (vi) or (vii) of this definition secured by any Lien on any property owned by such Person, whether or not such indebtedness has been assumed by such Person (provided that, if the Person has not assumed or otherwise become liable in respect of such indebtedness, such indebtedness shall be deemed to be in an amount equal to the fair market value of the property to which such Lien relates), (iv) all Capitalized Lease Obligations of such Person, (v) all Contingent Obligations of such Person in respect of indebtedness and other obligations described in another clause of this definition, (vi) all obligations under any Interest Rate Protection Agreement, any Other Hedging Agreement or under any similar type of agreement and (vii) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is directly liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. Notwithstanding the foregoing, Indebtedness shall not include trade payables, accrued expenses and deferred tax and other credits incurred by any Person in accordance with customary practices and in the ordinary course of business of such Person.

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“Indemnified Taxes” shall mean Taxes imposed on or with respect to any payment made by any Credit Party under any Credit Document other than Excluded Taxes.

“Indemnitee” shall have the meaning assigned to such term in Section 9.05(b).

“Information” shall have the meaning assigned to such term in Section 9.16.

“Intercompany Debt” shall mean any Indebtedness, payables or other obligations, whether now existing or hereafter incurred, owed by the Borrower or any Restricted Subsidiary to the Borrower or any other Restricted Subsidiary.

“Intercompany Loans” shall have the meaning assigned to such term in Section 6.05(viii).

“Intercompany Note” shall mean a promissory note evidencing Intercompany Loans, duly executed and delivered substantially in the form of Exhibit I (or such other form as shall be reasonably satisfactory to the Administrative Agent), with blanks completed in conformity herewith.

“Intercompany Subordination Agreement” shall mean, collectively, (i) the Intercompany Subordination Agreement dated as of November 28, 2012 among the Borrower and certain subsidiaries of the Borrower and Credit Suisse, as collateral agent, for the benefit of the Senior Creditors (as therein defined) and (ii) the Intercompany Subordination Agreement dated as of April 30, 2013 among the Borrower and certain subsidiaries of the Borrower and Credit Suisse, as collateral agent, for the benefit of the Senior Creditors (as therein defined), in each case, as reaffirmed pursuant to the Master Reaffirmation Agreement.

“Intercreditor Agreement” shall mean, as the context may require, the First Lien/Second Lien Intercreditor Agreement and/or any Other Intercreditor Agreement.

“Interest Expense Coverage Ratio” shall mean, for any period, the ratio of (a) Consolidated EBITDA for such period to (b) Consolidated Interest Expense (reduced, to the extent included in such Consolidated Interest Expense, by the amount of any cash interest income with respect to Unrestricted cash and Cash Equivalents of the Borrower and the Restricted Subsidiaries) for such period, in each case, of the Borrower and its Restricted Subsidiaries; provided that for purposes of any calculation of the Interest Expense Coverage Ratio, Consolidated EBITDA and Consolidated Interest Expense shall be determined on a Pro Forma Basis in accordance with the requirements of the definition of “Pro Forma Basis” contained herein.

“Interest Payment Date” shall mean (a) with respect to any ABR Loan, the last Business Day of each March, June, September and December, and (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day that would have been an Interest Payment Date had successive Interest Periods of three months’ duration been applicable to such Borrowing.

“Interest Period” shall mean, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 2, 3 or 6 months thereafter, as the Borrower may elect; provided, however, that (a) if any Interest Period would end on a

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day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period and (c) no Interest Period for any Loan shall extend beyond the maturity date of such Loan. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Interest Rate Protection Agreement” shall mean any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement or other similar agreement or arrangement.

“Investments” shall have the meaning assigned to such term in Section 6.05.

“Issuing Bank” shall mean a Lender with an L/C Commitment or an outstanding Letter of Credit or L/C Disbursement.

“Knowledge of the Borrower”, “Knowledge of the Borrower or any of its Subsidiaries” or “Knowledge of the Borrower or each Credit Party” shall mean the actual knowledge of any of the chief executive officer, president, any vice-president, secretary, any assistant secretary, treasurer, chief operating officer, chief financial officer, chief strategic officer, general counsel, any assistant general counsel, chief information officer or chief human resources officer, or any other Person performing functions that would customarily be performed by a person holding any of the foregoing positions, in each case of the Borrower.

“Latest Maturity Date” shall mean, at any date of determination, the latest maturity or expiration date applicable to any Loan or Commitment (or, if so specified, applicable to the specified Loans or Commitments or Class thereof) hereunder at such time, including the latest maturity or expiration date of any Incremental L/C Commitment, Extended Term Loan, Extended L/C Commitment or any Refinancing Term Loan, as applicable.

“L/C Cap” shall mean at any time an amount equal to $30,000,000, minus the aggregate face amount of all letters of credit outstanding in reliance on Section 2.25 and/or Section 6.04(xx).

“L/C Commitments” shall mean Incremental L/C Commitments and Extended L/C Commitments.

“L/C Disbursement” shall mean a payment or disbursement made by any Issuing Bank pursuant to a Letter of Credit issued by such Issuing Bank.

“L/C Exposure” shall mean at any time the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time and (b) the aggregate amount of all L/C Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

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“Leaseholds” of any Person shall mean all the right, title and interest of such Person as lessee or licensee in, to and under leases or licenses of land, improvements and/or fixtures.

“Legacy Business” shall mean businesses related to non-Government Sponsored Entity or non-Ginnie Mae mortgage loans or MSR (other than the RMS Business).

“Lenders” shall mean (a) the Persons listed on Schedule 1.01(a) and (b) any Person that has become a party hereto pursuant to an Additional Credit Extension Amendment or Assignment and Acceptance, other than any such Person that has ceased to be a party hereto pursuant to an Assignment and Acceptance.

“Letter of Credit” shall mean any letter of credit issued by one or more Lenders to the Borrower pursuant to their Incremental L/C Commitments.

“LIBO Rate” shall mean, with respect to any Eurodollar Borrowing for any Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the commencement of such Interest Period by reference to the British Bankers’ Association Interest Settlement Rates (or by reference to any successor or substitute entity or other quotation service providing comparable quotations to such British Bankers’ Association Interest Settlement Rates) for deposits in Dollars (as set forth by the Bloomberg Information Service or any successor thereto or any other service selected by the Administrative Agent which has been nominated by the British Bankers’ Association (or any successor or substitute agency) as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBO Rate” shall be the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in Dollars are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of such Interest Period.

“Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, charge, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or a lessor under any capital lease, conditional sale agreement or other title retention agreement or any financing lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security.

“Loans” shall mean any Tranche B Term Loan, Extended Term Loan or Refinancing Term Loan made by any Lender hereunder.

“Margin Stock” shall have the meaning assigned to such term in Regulation U.

“Master Reaffirmation Agreement” shall mean a Master Reaffirmation Agreement executed by each Credit Party on the Closing Date in favor of the Administrative Agent and the Lenders, substantially in the form of Exhibit B.

“Material Adverse Effect” shall mean a material adverse effect (except for the implementation and consummation of the Plan of Reorganization and the transactions contemplated thereby and the effects that may customarily result, directly or indirectly, therefrom) on (i) the business, operations, property, assets or financial condition of the Borrower and its Restricted Subsidiaries taken as a whole, (ii) the rights or remedies of or benefits available to the Lenders, the Administrative Agent or the

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Collateral Agent hereunder or under any other material Credit Document or (iii) the ability of the Borrower or the other Credit Parties, taken as a whole, to perform its or their obligations to the Lenders, the Administrative Agent or the Collateral Agent hereunder or under any other material Credit Document.

“Maturity Date” shall mean the Tranche B Term Loan Maturity Date (in the case of Tranche B Term Loans), any maturity date related to any tranche of L/C Commitments, any maturity date related to any tranche of Refinancing Term Loans or any maturity date related to any Extension Series of Extended Term Loans, in each case, as such date may be extended pursuant to Section 2.26.

“Maximum Rate” shall have the meaning assigned to such term in Section 9.09.

“Moody’s” shall mean Moody’s Investors Service, Inc., or any successor thereto.

“Mortgage” shall mean a mortgage, deed of trust, deed to secure debt or similar security instrument made by any Credit Party in favor of, or for the benefit of, the Collateral Agent for the benefit of the Secured Creditors in such form or forms as are reasonably satisfactory to the Collateral Agent.

“Mortgage Policy” shall mean a lender’s title insurance policy (Form 2006).

“Mortgaged Property” shall mean any Real Property owned by the Borrower or any Restricted Subsidiary which is encumbered (or required to be encumbered) by a Mortgage pursuant to the terms hereof.

“MSR” of any Person shall mean any and all of the following: (a) all rights of such Person to service Residential Mortgage Loans, (b) all rights of such Person as “Servicer” (or similar designation) in such Person’s capacity as servicing rights owner with respect to such Residential Mortgage Loans under the related Servicing Agreement, including, without limitation (but subject to the restrictions set forth therein) directing who may service such Residential Mortgage Loans, (c) any and all rights of such Person to servicing fees and other compensation for servicing such Residential Mortgage Loans, (d) any late fees, penalties or similar payments with respect to such Residential Mortgage Loans, (e) all accounts and rights to payment related to any of the property described in this definition and (f) the right to possess and use any and all servicing files, servicing records, data tapes, computer records, or other information pertaining to such Residential Mortgage Loans to the extent relating to the past, present or prospective servicing of such Residential Mortgage Loans.

“MSR Acknowledgement Agreement” shall mean an Acknowledgement Agreement, in a form reasonably satisfactory to the Collateral Agent, among the Collateral Agent, the respective owner of the Residential Mortgage Loans to which the applicable MSR relate and the applicable Credit Party pursuant to which the Collateral Agent acknowledges and agrees that its security interest in the MSR described in such Acknowledgement Agreement is subject and subordinate to all rights, powers and prerogatives of such owner on the terms (and subject to the conditions) set forth in such Acknowledgement Agreement.

“MSR Call Option” shall mean the right of an MSR Lender which is a Government Sponsored Entity to repurchase MSR from the Borrower or any Restricted Subsidiary the purchase of which was initially financed by such MSR Lender with proceeds of Permitted MSR Indebtedness so long as the purchase price in respect thereof is at Fair Market Value and for cash.

“MSR Facility” shall mean any financing arrangement of any kind, including, but not limited to, financing arrangements in the form of repurchase facilities, loan agreements, note issuance facilities and commercial paper facilities, with a financial institution or other lender (including, without limitation, Fannie Mae or any other Government Sponsored Entity) or purchaser, in each case, exclusively to finance or refinance the purchase or origination by the Borrower or a Restricted Subsidiary of MSRs originated or purchased by the Borrower or any Restricted Subsidiary.

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“MSR Facility Trust” shall mean any Person (whether or not a Restricted Subsidiary of the Borrower) established for the purpose of issuing notes or other securities in connection with an MSR Facility, which (i) notes and securities are backed by specified MSRs originated or purchased by, and/or contributed to, such Person from the Borrower or any Restricted Subsidiary or (ii) notes and securities are backed by specified MSRs purchased by, and/or contributed to, such Person from the Borrower or any Restricted Subsidiary.

“MSR Indebtedness” shall mean Indebtedness in connection with an MSR Facility; the amount of any particular MSR Indebtedness as of any date of determination shall be calculated in accordance with GAAP.

“MSR Lender” shall mean a third party financing source (including, without limitation, Fannie Mae) which provides financing to the Borrower or a Restricted Subsidiary the proceeds of which are used exclusively to purchase MSR relating to Residential Mortgage Loans.

“MSR Outside Date” shall mean the date that is the earlier of (A) 120 days following the Effective Date (as defined in the RSA) and (B) February 15, 2018.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which the Borrower or any ERISA Affiliate currently makes or is obligated to make contributions or to which the Borrower or any ERISA Affiliate has made or was obligated, within the preceding six years, to make contributions.

“NAIC” shall mean the National Association of Insurance Commissioners.

“Net Assets A” shall mean, on any date of determination, the sum of, without duplication:

(a) the Balance Sheet Value of “Cash and cash equivalents”;

(b) the Balance Sheet Value of “Servicing rights, net” minus the Balance Sheet Value of “Servicing rights related liabilities”;

(c) the Balance Sheet Value of “Servicer and protective advances, net” minus the Balance Sheet Value of “Servicing advance liabilities”;

(d) the sum of (i) the sum of (y) the Balance Sheet Value of “Residential loans” and (z) the Balance Sheet Value of GNMA Buyout REO minus (ii) the sum of (w) the aggregate principal amount of Warehouse Indebtedness with respect to which the assets described in clause (d)(i) are subject, (x) the Balance Sheet Value of the residential loans held in Residual Trusts and Non-Residual Trusts, (y) the Balance Sheet Value of reverse loans which are in reverse GNMA securitization pools and (z) the Balance Sheet Value of residential loans which are in GNMA securitization pools that are eligible for early buy-out;

(e) the Balance Sheet Value of total assets less total liabilities of the Residual Trusts;

(f) the Balance Sheet Value of “Premises and equipment, net”;

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(g) the Balance Sheet Value of “Receivables, net” minus the Balance Sheet Value of “Receivables, net” related to the Non-Residual Trusts; and

(h) the sum of (i) the Balance Sheet Value of “Other assets, net” minus (ii) the sum of (y) the Balance Sheet Value of “Other assets” related to the Residual Trusts and Non-Residual Trusts and (z) the Balance Sheet Value of REO assets which are in reverse GNMA securitization pools and any GNMA Buyout REOs included in “Net Assets A” pursuant to clause (d) above;

provided, that “Net Assets A” shall include any exchange, substitution, replacement or recategorization of the foregoing to the extent such asset would have been included in “Net Assets A” prior to such exchange, substitution, replacement or recategorization.

“Net Assets B” shall mean, on any date of determination, the sum of, without duplication;

(a) the lesser of (i) the Balance Sheet Value of “Cash and cash equivalents” and (ii) $250,000,000;

(b) the Balance Sheet Value of “Servicing rights, net” minus the Balance Sheet Value of “Servicing rights related liabilities”;

(c) (if positive) (i) the then-applicable Servicer and Protective Advance Percentage multiplied by the Balance Sheet Value of “Servicer and protective advances, net” minus (ii) the Balance Sheet Value of “Servicing advance liabilities”;

(d) (if positive) the sum of (i) 90% of (v) the Balance Sheet Value of “Residential loans” minus (w) the Balance Sheet Value of the residential loans held in Residual Trusts and Non-Residual Trusts, minus (x) the Balance Sheet Value of reverse loans which are in reverse GNMA securitization pools, minus (y) the Balance Sheet Value of residential loans which are in GNMA securitization pools that are eligible for early buy-out and minus (z) the Balance Sheet Value of GNMA Buyouts and (ii) the then-applicable GNMA Buyout Percentage multiplied by the sum of (x) GNMA Buyouts and (y) the Balance Sheet Value of GNMA Buyout REO, minus (iii) the aggregate principal amount of Warehouse Indebtedness to which the assets described in clause (d)(i)(v) and (d)(ii) are subject;

(e) the sum of (i) 75% of the Balance Sheet Value of “total assets” minus (ii) the Balance Sheet Value of “total liabilities”, in each case, of the Residual Trusts;

(f) 50% of MSR Holdback Receivables; and

(g) 75% of Servicing Fee Receivables;

provided that the foregoing clause (d) shall not exceed 15% of the aggregate amount constituting Net Assets B; provided further that the sum of the foregoing clauses (d), (e) and (g) shall not exceed 20% of the aggregate amount constituting Net Assets B; provided further, that “Net Assets B” shall include any exchange, substitution, replacement or recategorization of the foregoing to the extent (i) such asset would have been included in “Net Assets B” prior to such exchange, substitution, replacement or recategorization and (ii) any advance rate or other deduction applicable to any such asset pursuant to the foregoing prior to such exchange, substitution, replacement or recategorization shall continue to apply to any such asset after such exchange, substitution, replacement or recategorization.

“Net Cash Proceeds” shall mean, for any event requiring a repayment of Term Loans pursuant to Section 2.13(b) or (e), as the case may be, the gross cash proceeds (including any cash received by way of

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deferred payment pursuant to a promissory note, receivable or otherwise, but only as and when received) received from such event, net of reasonable transaction costs (including, as applicable, any underwriting, brokerage or other customary commissions and reasonable legal, advisory and other fees and expenses associated therewith) received from any such event and, in the case of a Recovery Event, net of the amount of such gross cash proceeds required to be used to permanently repay any Indebtedness (other than Indebtedness secured by the Security Documents, Permitted External Refinancing Debt and any Permitted Refinancing thereof) which is secured by the respective property or assets destroyed, damaged, taken or otherwise underlying such Recovery Event.

“Net Sale Proceeds” shall mean for any sale or other disposition of assets, the gross cash proceeds (including any cash received by way of deferred payment pursuant to a promissory note, receivable or otherwise, but only as and when received) received from such sale or other disposition of assets, net of (i) reasonable transaction costs (including, without limitation, any underwriting, brokerage or other customary selling commissions, reasonable legal, advisory and other fees and expenses (including title and recording expenses), associated therewith and sales, VAT and transfer taxes arising therefrom), (ii) payments of unassumed liabilities relating to the assets sold or otherwise disposed of, to the extent that such payment of unassumed liabilities is required by law, rule, regulation or contract and is actually paid at the time of, or within 90 days after, the date of such sale or other disposition, (iii) the amount of such gross cash proceeds required to be used to permanently repay any Indebtedness (other than Indebtedness secured by the Security Documents, Permitted External Refinancing Debt and any Permitted Refinancing thereof) which is secured by the respective assets which were sold or otherwise disposed of, (iv) the estimated net marginal increase in income taxes which will be payable by the Borrower’s consolidated group or any Restricted Subsidiary with respect to the fiscal year of the Borrower in which the sale or other disposition occurs as a result of such sale or other disposition (the “Net Tax Amount”), provided that, after filing the Borrower’s tax return for the applicable year, the Borrower shall promptly determine in good faith whether such estimated Net Tax Amount exceeds the actual Net Tax Amount reflected on Borrower’s tax return for the applicable year (as originally filed and without regard to any subsequent amendments to such tax return), and any such difference between the estimated Net Tax Amount and actual Net Tax Amount shall be treated as additional gross cash proceeds and (v) with respect to any Disposition of MSR for which “subservicer” rights are retained, Servicing Advances receivables with respect to such Servicing Advances required to be made as subservicer under the related subservicing agreement as estimated by the Borrower acting in good faith; provided, further, however, that such gross proceeds shall not include any portion of such gross cash proceeds which the Borrower determines in good faith should be reserved for post-closing adjustments (to the extent the Borrower delivers to the Administrative Agent a certificate signed by an Authorized Officer of the Borrower as to such determination), it being understood and agreed that on the day that all such post-closing adjustments have been determined (which shall not be later than 12 months following the date of the respective asset sale), the amount (if any) by which the reserved amount in respect of such sale or disposition exceeds the actual post-closing adjustments payable by the Borrower or any Restricted Subsidiary shall constitute Net Sale Proceeds on such date received by the Borrower and/or any Restricted Subsidiary from such sale or other disposition.

“Net Tax Amount” shall have the meaning assigned to such term in the definition of “Net Sale Proceeds”.

“NFIP” shall have the meaning assigned to such term in Section 5.12(c).

“Non-Core Asset Sales” shall mean any sale of (a) the RMS Business, (b) Legacy Businesses, with Net Sale Proceeds in the aggregate in excess of $10,000,000 for the term of this Agreement; provided that sales for less than zero shall be treated as zero for purposes of such threshold, (c) the equity interests of any Subsidiary that is not a Subsidiary Guarantor and (d) Residual Interests.

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“Non-Defaulting Lender” shall mean, at any time, each Lender that is not a Defaulting Lender at such time.

“Non-Recourse Entities” shall mean, collectively, each Non-Recourse Servicer Advance Debt Entity, each Non-Recourse Warehouse Debt Entity and each Securitization Entity.

“Non-Recourse Indebtedness” shall mean, with respect to any specified Person or any of its Subsidiaries, Indebtedness that is specifically advanced to finance the acquisition of investment assets and secured only by the assets to which such Indebtedness relates without recourse to such Person or any of its Subsidiaries (other than subject to such customary carve-out matters for which such Person or its Subsidiaries acts as a guarantor in connection with such Indebtedness, such as fraud, misappropriation, breach of representation and warranty and misapplication, unless, until and for so long as a claim for payment or performance has been made thereunder against such Person (which has not been satisfied) at which time the obligations with respect to any such customary carve-out shall not be considered Non-Recourse Indebtedness, to the extent that such claim is a liability of such Person for GAAP purposes).

“Non-Recourse Servicer Advance Debt Entity” shall mean any special purpose bankruptcy remote Restricted Subsidiary of the Borrower that is exclusively engaged in making Servicing Advances and the incurrence of Permitted Servicing Advance Facility Indebtedness that constitutes Non-Recourse Indebtedness in connection therewith and activities relating directly thereto.

“Non-Recourse Warehouse Debt Entity” shall mean any special purpose bankruptcy remote Restricted Subsidiary of the Borrower that is exclusively engaged in the origination of residential mortgage loans and the incurrence of Permitted Warehouse Indebtedness that constitutes Non-Recourse Indebtedness in connection therewith and activities relating directly thereto.

“Non-Residual Trust” shall mean any variable interest entity identified as a “Non-Residual Trust” in the most recently filed Form 10-K or Form 10-Q of the Borrower, as applicable.

“Non-Wholly Owned Subsidiary” shall mean, as to any Person, each Subsidiary of such Person which is not a Wholly-Owned Subsidiary of such Person.

“Notes” shall mean any promissory notes issued from time to time pursuant to Section 2.04(e).

“Obligations” shall mean all amounts owing to the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender pursuant to the terms of this Agreement or any other Credit Document, including, without limitation, all amounts in respect of any principal, premium, interest (including any interest accruing after the commencement of any bankruptcy, insolvency, receivership or similar proceeding (or which would accrue but for the operation of applicable bankruptcy or insolvency laws) at the rate provided for herein, whether or not such interest is an allowed or allowable claim in any such proceeding), penalties, fees, expenses, indemnifications, reimbursements (including L/C Disbursements with respect to Letters of Credit), damages and other liabilities, and guarantees of the foregoing amounts.

“OFAC” shall have the meaning assigned to such term in Section 3.22(a).

“Ordinary Course of Business” shall mean the ordinary course of business (i) as conducted by similarly situated residential loan and mortgage finance businesses in good faith in a manner consistent with customary market practice for the industries in which the Borrower and its Subsidiaries operate or (ii) as conducted by the Borrower and its Subsidiaries in good faith and consistent with past practice with respect to the scope of its normal business operations; provided that (x) with respect to Residential Mortgage Loans, in order for a Disposition thereof to have been made in the “Ordinary Course of

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Business”, at the time of such Disposition, (I) the Borrower and its Restricted Subsidiaries shall not have exited or taken a substantial step toward exiting the business or a significant part of the business of the origination of Residential Mortgage Loans and (II) such Disposition is consistent with the past practices of the Borrower and its Restricted Subsidiaries in terms of transaction size, type and structure. and (y) with respect to Ginnie Mae buyout loans, in order for a Disposition thereof to have been made in the “Ordinary Course of Business,” the Borrower and its Restricted Subsidiaries shall reinvest the Net Sale Proceeds thereof in Ginnie Mae buyout loans within six months of the consummation of such Disposition.

“Other Hedging Agreements” shall mean any foreign exchange contracts, currency swap agreements, commodity agreements or other similar arrangements, or arrangements designed to protect against fluctuations in currency values or commodity prices.

“Other Intercreditor Agreement” shall mean any intercreditor or subordination agreement or arrangement (which may take the form of a “waterfall” or similar provision), as applicable, the terms of which are reasonably acceptable to the Borrower and the Administrative Agent.

“Other Taxes” shall mean any and all present or future stamp or documentary taxes, mortgage recording taxes or any other similar excise or property taxes, charges or levies arising from any payment made under any Credit Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Credit Document, except any such Taxes that are Connection Taxes imposed with respect to any assignment (other than an assignment made pursuant to Section 2.21).

“PBGC” shall mean the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto.

“Permitted Acquisition” shall have the meaning assigned to such term in Section 6.05(xii).

“Permitted Encumbrance” shall mean, with respect to any Mortgaged Property, such exceptions to title as are set forth in the Mortgage Policy delivered with respect thereto, all of which exceptions must be acceptable to the Administrative Agent in its reasonable discretion.

“Permitted External Refinancing Debt” shall mean any Indebtedness incurred by the Borrower in the form of one or more series of unsecured or junior lien loans or unsecured or pari passu or junior secured notes to refinance all or a portion of any existing Class of Term Loans; provided that (i) the final maturity date of any such Indebtedness shall be no earlier than 91 days following the Latest Maturity Date, (ii) such Indebtedness shall not have a Weighted Average Life to Maturity that is shorter than the Weighted Average Life to Maturity of the Term Loans being refinanced, (iii) in the case of loans, such Indebtedness shall not provide for any prepayment or amortization terms that are more favorable to the lenders providing such Indebtedness than the corresponding provisions of the Term Loans being refinanced, (iv) in the case of notes, such Indebtedness shall not provide for any scheduled repayment, mandatory redemption, sinking fund obligations or other payment (other than periodic interest payments) prior to the date that is 91 days following the Latest Maturity Date, other than customary offers to purchase upon a change of control, asset sale or casualty or condemnation event and customary acceleration rights upon an event of default, (v) such Indebtedness shall be unsecured or may either (A) solely in the case of notes, be secured by the Collateral on a pari passu basis (but without regard to the control of remedies) with the Obligations, and a Senior Representative acting on behalf of the holders of such Indebtedness shall have become party to an Other Intercreditor Agreement reflecting the pari passu status of the Liens securing such Indebtedness or (B) be secured by the Collateral on a junior, subordinated lien basis (including with respect to the control of remedies) to the Obligations, and a Senior Representative acting on behalf of the holders of such Indebtedness shall have become party to (x) if such Indebtedness is secured on a pari passu basis with the Second Lien Senior Subordinated PIK Toggle

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Notes, the First Lien/Second Lien Intercreditor Agreement and (y) otherwise, the provisions of an Other Intercreditor Agreement, (vi) if such Indebtedness is secured, such Indebtedness shall not be secured by any property or assets of the Borrower or any Restricted Subsidiary other than Collateral and the collateral documents shall be substantially the same as the applicable Security Documents (with such changes, including, if applicable, to reflect the junior lien nature thereof and any changes customarily requested by an indenture trustee, as are reasonably satisfactory to the Administrative Agent), (vii) no Person, other than a Credit Party, shall be an obligor or guarantor in respect of such Indebtedness, (viii) the other terms and conditions of such Indebtedness (excluding pricing, premiums and optional prepayment or redemption terms) are no more favorable (taken as a whole), as reasonably determined by the Borrower, to the investors providing such Indebtedness than those applicable to the Term Loans being refinanced (except for covenants or other provisions applicable only to periods after the Latest Maturity Date); provided that in the event such Indebtedness consists of syndicated term loans and the All-in Yield of such Indebtedness exceeds the All-in Yield of the Tranche B Term Loans, the Borrower shall offer the Tranche B Term Lenders the opportunity to provide such Indebtedness on the same terms being offered, which opportunity must be accepted within ten Business Days of such offer and if not so accepted by any Tranche B Term Lender within such ten Business Day period shall be deemed to be declined by such Tranche B Term Lender, (ix) the principal amount (or accreted value, if applicable) of such Indebtedness shall not exceed the principal amount (or accreted value, if applicable) of the Term Loans being refinanced except by an amount equal to any interest capitalized in connection with, any premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and (x) substantially concurrently with the incurrence or issuance of such Indebtedness, 100% of the net cash proceeds thereof shall be applied to repay the refinanced Term Loans, including accrued interest, fees, costs and expenses relating thereto. Permitted External Refinancing Debt shall include any Registered Equivalent Notes issued in exchange therefor.

“Permitted Funding Indebtedness” shall mean (i) any Permitted Servicing Advance Facility Indebtedness, (ii) any Permitted Warehouse Indebtedness, (iii) any Permitted Residual Indebtedness, (iv) any Permitted MSR Indebtedness, (v) any Indebtedness of the type set forth in clauses (i) – (iv) of this definition that is acquired by the Borrower or any Restricted Subsidiary in connection with a Permitted Acquisition or Servicing Acquisition, (vi) any facility that combines any Indebtedness under clauses (i), (ii), (iii), (iv) or (v) of this definition and (vii) any Permitted Refinancing of the Indebtedness under clauses (i), (ii), (iii), (iv), (v) or (vi) of this definition and advanced to the Borrower or any Restricted Subsidiary based upon, and secured by, Servicing Advances (and/or reimbursement rights therefor), mortgage related securities, loans, MSRs, consumer receivables, REO Assets or Residual Interests; provided, however, that the excess (determined as of the most recent date for which internal financial statements are available), if any, of (x) the amount of any Indebtedness incurred in accordance with this clause (vii) for which the holder thereof has contractual recourse to the Borrower or any Restricted Subsidiary to satisfy claims with respect thereto (excluding customary carve-out matters such as fraud, misappropriation, breaches of representations and warranties and misapplication) over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such Indebtedness shall not be Permitted Funding Indebtedness (but shall not be deemed to be a new incurrence, assumption, or sufferance or permission to exist of Indebtedness subject to Section 6.04 except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness incurred under this clause (vii)).

“Permitted Funds” shall mean, collectively, (i) any Person electing to be treated as a real estate investment trust under the Code or any fund (or group of related funds) (which, in each case, may be managed by the Borrower or any Restricted Subsidiary) that has as its primary investment objective (a) the origination or acquisition of Residential Mortgage Loans (performing or non-performing) or interests therein, including mortgage backed securities and/or (b) the acquisition and/or origination of MSR or interest therein (including excess servicing fee spread) and (ii) any similarly structured Affiliate or Subsidiary of any of the foregoing.

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“Permitted Liens” shall have the meaning assigned to such term in Section 6.01.

“Permitted MSR Indebtedness” shall mean MSR Indebtedness; provided that the excess (determined as of the most recent date for which internal financial statements are available), if any, of (x) the amount of any such MSR Indebtedness for which the holder thereof has contractual recourse to the Borrower or any Restricted Subsidiary to satisfy claims with respect to such MSR Indebtedness (excluding pursuant to customary carve-out matters such as fraud, misappropriation, breaches of representations and warranties and misapplication) over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such MSR Indebtedness shall not be Permitted MSR Indebtedness (but shall not be deemed to be a new incurrence, assumption, or sufferance or permission to exist, of Indebtedness subject to Section 6.04 except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness). The amount of any particular Permitted MSR Indebtedness as of any date of determination shall be calculated in accordance with GAAP.

“Permitted Refinancing” shall mean any Indebtedness (the “refinancing Indebtedness”) issued in exchange for, or the net proceeds of which are used to refinance, renew, replace, defease, discharge or refund, other Indebtedness (the “refinanced Indebtedness”); provided that:

(a) the principal amount of such refinancing Indebtedness does not exceed the principal amount of the refinanced Indebtedness (plus all accrued interest thereon and the amount of all reasonable fees, expenses and premiums incurred in connection with such exchange, refinancing, renewal, replacement, defeasance, discharge or refunding);

(b) such refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the refinanced Indebtedness;

(c) the terms of such refinancing Indebtedness (including as to collateral), taken as a whole (as reasonably determined by the Borrower), are not more restrictive to the Credit Parties than the refinanced Indebtedness (other than with respect to interest rates, fees, premiums and no call periods);

(d) no person, other than a Credit Party, shall be an obligor in respect of such refinancing Indebtedness;

(e) if the refinanced Indebtedness is subordinated in right of payment or in lien priority to the Obligations, the refinancing Indebtedness shall be subordinated in right of payment or in lien priority, as applicable, to the Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the refinanced Indebtedness;

(f) no Default or Event of Default shall have occurred and be continuing at the time of such exchange, refinancing, renewal, replacement, defeasance, discharge or refunding; and

(g) if such refinanced Indebtedness is secured, the refinancing Indebtedness with respect thereto may only be secured if and to the extent secured by the same assets that secured such refinanced Indebtedness.

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“Permitted Residual Indebtedness” shall mean any Indebtedness of the Borrower or any Restricted Subsidiary under a Residual Funding Facility; provided that the excess (determined as of the most recent date for which internal financial statements are available), if any of (x) the amount of any such Permitted Residual Indebtedness for which the holder thereof has contractual recourse to the Borrower or any Restricted Subsidiary to satisfy claims with respect to such Permitted Residual Indebtedness (excluding pursuant to customary carve-out matters such as fraud, misappropriation, breaches of representations and warranties and misapplication) over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such Permitted Residual Indebtedness shall be deemed not to be Permitted Residual Indebtedness (but shall not be deemed to be a new incurrence, assumption, or sufferance or permission to exist of Indebtedness subject to Section 6.04 except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness).

“Permitted Securitization Indebtedness” shall mean Securitization Indebtedness; provided that (i) in connection with any Securitization, any Warehouse Indebtedness or MSR Indebtedness used to finance the purchase or origination of any receivables subject to such Securitization is repaid in connection with such Securitization to the extent of the net proceeds received by the Borrower and its Restricted Subsidiaries from the applicable Securitization Entity and (ii) the excess (determined as of the most recent date for which internal financial statements are available), if any, of (x) the amount of any such Securitization Indebtedness for which the holder thereof has contractual recourse to the Borrower or any Restricted Subsidiary to satisfy claims with respect to such Securitization Indebtedness (excluding pursuant to customary carve-out matters such as fraud, misappropriation, breaches of representations and warranties and misapplication) over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such Securitization Indebtedness shall not be Permitted Securitization Indebtedness (but shall not be deemed to be a new incurrence, assumption or sufferance or permission to exist of Indebtedness subject to Section 6.04 except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness).

“Permitted Servicing Advance Facility Indebtedness” shall mean any Indebtedness of the Borrower or any Restricted Subsidiary incurred under a Servicing Advance Facility; provided, however, that the excess (determined as of the most recent date for which internal financial statements are available), if any of (x) the amount of any such Permitted Servicing Advance Facility Indebtedness for which the holder thereof has contractual recourse to the Borrower or any Restricted Subsidiary to satisfy claims with respect to such Permitted Servicing Advance Facility Indebtedness (excluding pursuant to customary carve-out matters such as fraud, misappropriation, breaches of representations and warranties and misapplication) over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such Permitted Servicing Advance Facility Indebtedness shall not be Permitted Servicing Advance Facility Indebtedness (but shall not be deemed to be a new incurrence, assumption or sufferance or permission to exist of Indebtedness subject to Section 6.04 except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness).

“Permitted Warehouse Indebtedness” shall mean Warehouse Indebtedness; provided that the excess (determined as of the most recent date for which internal financial statements are available), if any, of (x) the amount of any such Warehouse Indebtedness for which the holder thereof has contractual recourse to the Borrower or any Restricted Subsidiary to satisfy claims with respect to such Warehouse Indebtedness (excluding pursuant to customary carve-out matters such as fraud, misappropriation, breaches of representations and warranties and misapplication) over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such Warehouse Indebtedness shall not be Permitted Warehouse Indebtedness (but shall not be deemed to be a new incurrence, assumption, or sufferance or permission to exist of Indebtedness subject to Section 6.04 except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness). The amount of any particular Permitted Warehouse Indebtedness as of any date of determination shall be calculated in accordance with GAAP.

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“Person” shall mean any individual, partnership, joint venture, firm, corporation, association, limited liability company, trust or other enterprise or any Governmental Authority.

“Petition Date” shall have the meaning assigned to such term in the Recitals.

“Plan” shall mean any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Plan Effective Date” has the meaning assigned to the term “Effective Date” in the Plan of Reorganization.

“Plan of Reorganization” shall mean the Borrower’s Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated [            ], 2017, as approved pursuant to the Confirmation Order, in accordance with Section 1129 of the Bankruptcy Code, as amended, supplemented or otherwise modified from time to time (whether any such further amendment, supplement or other modification is effected through an amendment, supplement or other modification to the Plan of Reorganization itself or through the Confirmation Order) in accordance with the Bankruptcy Code.]

“Platform” shall have the meaning assigned to such term in Section 9.01.

“Pledge Agreement” shall mean the Pledge Agreement dated as of November 28, 2012 among each of the pledgors from time to time party thereto and Credit Suisse AG, as collateral agent, as reaffirmed pursuant to the Master Reaffirmation Agreement.

“Pledge Agreement Collateral” shall mean all “Collateral” as defined in the Pledge Agreement.

“Pledgee” shall have the meaning assigned to such term in the Pledge Agreement.

“Preferred Equity”, as applied to the Equity Interests of any Person, means Equity Interests of such Person (other than common Equity Interests of such Person) of any class or classes (however designed) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Equity Interests of any other class of such Person.

“Pre-Petition Credit Agreement” shall have the meaning assigned to such term in the Recitals.

“Pre-Petition Lenders” shall have the meaning assigned to such term in the Recitals.

“Pre-Petition Term Loans” shall have the meaning assigned to such term in the Recitals.

“Pre-Petition Term Loan Obligation” shall have the meaning assigned to such term in the Recitals.

“Prime Rate” shall mean the rate of interest per annum determined from time to time by Credit Suisse as its prime rate in effect at its principal office in New York City and notified to the Borrower.

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The prime rate is a rate set by Credit Suisse based upon various factors including Credit Suisse’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such rate.

“Pro Forma Basis” shall mean, in connection with any calculation of compliance with any financial covenant or financial term, the calculation thereof after giving effect on a pro forma basis to (without duplication) (x) the incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of any Indebtedness (other than (A) revolving Indebtedness, except, in the case of an incurrence, assumption or guarantee, to the extent same is incurred, assumed or guaranteed to refinance other outstanding Indebtedness or to finance a Permitted Acquisition, any purchase of MSRs, Servicing Advances or servicing rights permitted hereunder or, in the case of a redemption, repayment, retirement or extinguishment, to the extent all commitments under such revolving Indebtedness are permanently and correspondingly terminated, and (B) any Permitted MSR Indebtedness) after the first day of the relevant Calculation Period or Test Period, as the case may be, as if such Indebtedness had been incurred, assumed, guaranteed, redeemed, repaid, retired or extinguished (and the proceeds thereof applied) on the first day of such Test Period or Calculation Period, as the case may be) and (y) any Permitted Acquisition, any purchase of MSRs, Servicing Advances or servicing rights permitted hereunder, entry into a bona fide subservicing agreement in respect of MSRs or any Significant Asset Sale then being consummated (each, a “Subject Transaction”) as well as any other Subject Transaction if consummated after the first day of the relevant Test Period or Calculation Period, as the case may be, and on or prior to the date of the respective Subject Transaction then being effected, as if each such transaction had been effected on the first day of such Test Period or Calculation Period, as the case may be with the following rules to apply in connection therewith:

(i) all Indebtedness (x) (other than revolving Indebtedness, except to the extent same is incurred, assumed or guaranteed to refinance other outstanding Indebtedness or to finance a Permitted Acquisition, any purchase of MSRs, Servicing Advances or servicing rights permitted hereunder, and other than Permitted MSR Indebtedness) incurred, assumed or guaranteed after the first day of the relevant Test Period or Calculation Period (whether incurred, assumed or guaranteed to finance a Permitted Acquisition, any purchase of MSRs, Servicing Advances or servicing rights permitted hereunder, to refinance Indebtedness or otherwise) shall be deemed to have been incurred, assumed or guaranteed (and the proceeds thereof applied) on the first day of such Test Period or Calculation Period, as the case may be, and remain outstanding through the date of determination and (y) (other than revolving Indebtedness, except to the extent accompanied by a corresponding permanent commitment reduction) permanently redeemed, repaid, retired or extinguished after the first day of the relevant Test Period or Calculation Period, as the case may be, shall be deemed to have been retired or redeemed on the first day of such Test Period or Calculation Period, as the case may be, and remain redeemed, repaid, retired or extinguished through the date of determination;

(ii) all Indebtedness assumed to be outstanding pursuant to preceding clause (i) shall be deemed to have borne interest at (x) the rate applicable thereto, in the case of fixed rate indebtedness or (y) the rates which would have been applicable thereto during the respective period when same was deemed outstanding, in the case of floating rate Indebtedness (although interest expense with respect to any Indebtedness for periods while same was actually outstanding during the respective period shall be calculated using the actual rates applicable thereto while same was actually outstanding); provided that all Indebtedness (whether actually outstanding or deemed outstanding) bearing interest at a floating rate of interest shall be tested on the basis of the rates applicable at the time the determination is made pursuant to said provisions; and

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(iii) whenever pro forma effect is given to any Subject Transaction, the pro forma calculations shall be made in good faith by an Authorized Officer of the Borrower and, except as set forth in the next sentence, in a manner consistent with Article 11 of Regulation S-X of the Securities Act, as set forth in a certificate of an Authorized Officer of the Borrower (with supporting calculations) delivered to the Administrative Agent. In addition to any adjustments consistent with Regulation S-X, such certificate may set forth additional pro forma adjustments arising out of factually supportable and identifiable cost savings or business optimization initiatives (including cost saving synergies) attributable to any such transaction (net of any additional costs associated with such transaction) and expected in good faith to be realized within 12 months following such transaction, including, but not limited to, (w) reduction in personnel expenses, (x) reduction of costs related to administrative functions, (y) reductions of costs related to leased or owned properties and (z) reductions from the consolidation of operations and streamlining of corporate overhead (taking into account, for purposes of determining such calculation, any historical financial statements of the business or entities acquired or disposed of, assuming such transaction and all other such transaction that have been consummated since the beginning of such period, and any Indebtedness or other liabilities repaid or incurred in connection therewith had been consummated and incurred or repaid at the beginning of such period); provided, that, unless the Administrative Agent shall otherwise agree in its reasonable discretion, the aggregate amount of adjustments made pursuant to this sentence shall at no time exceed 10% of Consolidated EBITDA prior to giving pro forma effect thereto.

“Property” shall mean the Real Property, including the improvements thereon, or the personal property (tangible and intangible), in either case which are encumbered pursuant to a Securitization Assets.

“Public Lender” shall have the meaning assigned to such term in Section 9.01.

“Qualified Equity Interests” shall mean any Equity Interests of the Borrower so long as the terms of any such Equity Interests (or the terms of any security into which it is convertible or for which it is exchangeable) (a) do not contain any maturity, mandatory put, redemption, repayment, sinking fund or other similar provision (whether as a result of an asset sale, change of control or otherwise), (b) do not require the payment of dividends or distributions that would otherwise be prohibited by the terms of this Agreement and (c) do not provide that such Equity Interests are or will become convertible into or exchangeable for Indebtedness or any other Equity Interests (other than Qualified Equity Interests), in each case of (a), (b) and (c) before the date that is one year after the Latest Maturity Date.

“Real Property” of any Person shall mean all the right, title and interest of such Person in and to land, improvements and fixtures, including Leaseholds.

“Realizable Value” of an asset shall mean (i) with respect to any REO Asset, the value realizable upon the disposition of such asset as determined by the Borrower in its reasonable discretion and consistent with customary industry practice and (ii) with respect to any other asset, the lesser of (x) if applicable, the face value of such asset and (y) the market value of such asset as determined by the Borrower in accordance with the agreement governing the applicable Permitted Servicing Advance Facility Indebtedness, Permitted Warehouse Indebtedness, Permitted MSR Indebtedness or Permitted Residual Indebtedness, as the case may be (or, if such agreement does not contain any related provision, as determined by senior management of the Borrower in good faith); provided, however, that the realizable value of any asset described in clause (i) or (ii) above which an unaffiliated third party has a binding contractual commitment to purchase from the Borrower or any Restricted Subsidiaries shall be the minimum price payable to the Borrower or such Restricted Subsidiary for such asset pursuant to such contractual commitment.

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“Recovery Event” shall mean the receipt by the Borrower or any Restricted Subsidiary of any cash insurance proceeds or condemnation awards payable (i) by reason of theft, loss, physical destruction, damage, taking or any other similar event with respect to any property or assets of the Borrower or any Restricted Subsidiary or (ii) under any policy of insurance required to be maintained under Section 5.03 (excluding, for the avoidance of doubt, business interruption insurance).

“Refinanced Term Loans” shall have the meaning assigned to such term in Section 2.27.

“Refinancing Term Loan Commitment” shall mean the commitment of any Lender, established pursuant to Section 2.27, to make Refinancing Term Loans to the Borrower.

“Refinancing Term Loan Lender” shall mean a Lender with a Refinancing Term Loan Commitment or an outstanding Refinancing Term Loan.

“Refinancing Term Loans” shall mean one or more new Classes of Term Loans that result from an Additional Credit Extension Amendment in accordance with Section 2.27.

“Register” shall have the meaning assigned to such term in Section 9.04(d).

“Registered Equivalent Notes” shall mean, with respect to any note originally issued in a Rule 144A or other private placement transaction under the Securities Act, substantially identical notes (having the same guarantees) issued in a dollar-for-dollar exchange therefore pursuant to an exchange offer registered with the SEC.

“Regulation D” shall mean Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.

“Regulation T” shall mean Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Regulation U” shall mean Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Regulation X” shall mean Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Regulatory Supervising Organization” shall mean any of (a) the SEC, (b) FINRA, (c) the New York Stock Exchange, (d) state securities commissions and (e) any other U.S. or foreign governmental or self-regulatory organization, exchange, clearing house or financial regulatory authority of which the Borrower or any Restricted Subsidiary is a member or to whose rules it is subject.

“REIT Subsidiary” shall mean a Restricted Subsidiary that is intended by the Borrower to qualify as a real estate investment trust under the Code.

“Related Fund” shall mean, with respect to any Lender that is a fund or commingled investment vehicle that invests in bank loans, any other fund that invests in bank loans and is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

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“Related Parties” shall mean, with respect to any specified Person, such Person’s Affiliates and the respective directors, trustees, officers, employees, agents, representatives and advisors of such Person and such Person’s Affiliates.

“Release” shall mean actively or passively disposing, discharging, injecting, spilling, pumping, leaking, leaching, dumping, emitting, escaping, emptying, pouring, seeping, migrating or the like, into or upon any land or water or air, or otherwise entering into the environment.

“REO Assets” of a Person shall mean any real property owned by such Person and acquired as a result of the foreclosure or other enforcement of a lien on such asset securing a loan, Servicing Advance or other mortgage-related receivables.

“Repayment Date” shall have the meaning given such term in Section 2.11(a).

“Reportable Event” shall mean an event described in Section 4043(c) of ERISA with respect to a Plan that is subject to Title IV of ERISA other than those events as to which the 30-day notice period is waived.

“Required Lenders” shall mean, at any time, Lenders having Loans, L/C Exposure and unused Commitments representing more than 50% of the sum of all Loans outstanding, L/C Exposure and unused Commitments at such time. The Loans, L/C Exposure and unused Commitments of any Defaulting Lender shall be disregarded in the determination of the Required Lenders at any time.

“Residential Mortgage Loan” shall mean any residential mortgage loan, manufactured housing installment sale contract and loan agreement, home equity loan, home improvement loan, consumer installment sale contract or similar loan evidenced by a Residential Mortgage Note, and any installment sale contract, loan contract or chattel paper.

“Residential Mortgage Note” shall mean a promissory note, bond or similar instrument evidencing indebtedness of an obligor under a Residential Mortgage Loan, including, without limitation, all related security interests and any and all rights to receive payments due thereunder.

“Residual Funding Facility” shall mean any funding arrangement with a financial institution or institutions or other lenders or purchasers under which advances are made to the Borrower or any Restricted Subsidiary secured by Residual Interests.

“Residual Interests” shall mean any residual, subordinated, reserve accounts and retained ownership interest held by the Borrower or a Restricted Subsidiary in Securitization Assets, Securitization Entities, Warehouse Facility Trusts and/or MSR Facility Trusts, regardless of whether required to appear on the face of consolidated financial statements in accordance with GAAP.

“Residual Trust” shall mean any variable interest entity identified as a “Residual Trust” in the most recently filed Form 10-K or Form 10-Q of the Borrower, as applicable.

“Restricted” shall mean, when referring to cash or Cash Equivalents of the Borrower or any Restricted Subsidiary, that such cash or Cash Equivalents (i) appears (or would be required to appear) as “restricted” on a consolidated balance sheet of the Borrower or of any such Restricted Subsidiary (unless such appearance is related to Liens on the Collateral securing Indebtedness permitted hereunder to be secured by Liens on the Collateral), (ii) are subject to any Lien in favor of any Person other than the Collateral Agent for the benefit of the Secured Creditors and Liens securing Permitted External Refinancing Debt or (iii) are not otherwise generally available for use by the Borrower or such Restricted Subsidiary.

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“Restricted Subsidiary” shall mean a Subsidiary other than an Unrestricted Subsidiary.

“Returns” shall have the meaning assigned to such term in Section 3.09.

“RMS Business” means the reverse mortgage business of the Borrower and its Restricted Subsidiaries and the assets and liabilities related thereto including reverse subservicing.

“RSA” shall mean that certain Amended and Restated Restructuring Support Agreement, dated as of October 20, 2017 (as amended in accordance with the terms thereof and prior to the date hereof), among the Borrower and the Lenders party thereto.

“S&P” shall mean Standard & Poor’s Ratings Service, or any successor thereto.

“SEC” shall have the meaning assigned to such term in Section 5.01(h).

“Second Lien Senior Subordinated PIK Toggle Notes” shall mean 9.0% Second Lien Senior Subordinated PIK Toggle Notes due 2024, issued by the Borrower pursuant to the Second Lien Senior Subordinated PIK Toggle Notes Indenture. Unless the context requires otherwise, any reference to the Second Lien Senior Subordinated PIK Toggle Notes shall include any Permitted Refinancing thereof (and any further Permitted Refinancing thereof).

“Second Lien Senior Subordinated PIK Toggle Notes Documents” shall mean the Second Lien Senior Subordinated PIK Toggle Notes and the Second Lien Senior Subordinated PIK Toggle Notes Indenture (including any guarantee with respect thereto) and the [Security Documents] (as defined in the Second Lien Senior Subordinated PIK Toggle Notes Indenture).

“Second Lien Senior Subordinated PIK Toggle Notes Indenture” shall mean the Indenture dated as of the Plan Effective Date, under which the Second Lien Senior Subordinated PIK Toggle Notes were issued, among the Borrower, as issuer, certain of the Subsidiary Guarantors party thereto, as guarantors, and [Wilmington Savings Fund Society, FSB], as trustee and collateral agent, and as amended, restated, supplemented or otherwise modified from time in accordance with the terms hereof.

“Secured Creditors” shall have the meaning assigned that term in the respective Security Documents.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securitization” shall mean a public or private transfer, sale or financing of (i) Servicing Advances, (ii) mortgage loans, (iii) installment contracts and/or (iv) other loans and related assets (clauses (i) – (iv) above, collectively, the “Securitization Assets”) by which the Borrower or any Restricted Subsidiary directly or indirectly securitizes a pool of specified Securitization Assets including, without limitation, any such transaction involving the sale of specified Servicing Advances or mortgage loans to a Securitization Entity or a Government Sponsored Entity (including a Securitization Entity established by such Government Sponsored Entity).

“Securitization Assets” has the meaning specified in the definition of “Securitization.”

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“Securitization Entity” shall mean (i) any Person (whether or not a Restricted Subsidiary of the Borrower) established for the purpose of issuing asset-backed or mortgaged-backed or mortgage pass-through securities of any kind (including collateralized mortgage obligations and net interest margin securities), (ii) any special purpose Subsidiary established for the purpose of selling, depositing or contributing Securitization Assets into a Person described in clause (i) or holding securities in any related Securitization Entity, regardless of whether such person is an issuer of securities; provided that such Person is not an obligor with respect to any Indebtedness of the Borrower or any Subsidiary Guarantor and (iii) any special purpose Restricted Subsidiary of the Borrower formed exclusively for the purpose of satisfying the requirements of Credit Enhancement Agreements and regardless of whether such Restricted Subsidiary is an issuer of securities; provided that such Person is not an obligor with respect to any Indebtedness of the Borrower or any Subsidiary Guarantor other than under Credit Enhancement Agreements.

“Securitization Indebtedness” shall mean (i) Indebtedness of the Borrower or any Restricted Subsidiary incurred pursuant to on-balance sheet Securitizations and (ii) any Indebtedness consisting of advances made to the Borrower or any Restricted Subsidiary based upon securities issued by a Securitization Entity pursuant to a Securitization and acquired or retained by the Borrower or any Restricted Subsidiary.

“Security Agreement” shall mean the Security Agreement, dated as of November 28, 2012 (as amended prior to the date hereof and pursuant to the Security Agreement Amendment), among the Borrower, certain other Subsidiaries of the Borrower from time to time party thereto and Credit Suisse, as collateral agent.

“Security Agreement Amendment” shall mean that certain [Amendment No. 2 to Security Agreement], dated as of the Closing Date, among the Borrower, certain other Subsidiaries of the Borrower party thereto and Credit Suisse, as collateral agent.

“Security Agreement Collateral” shall mean all “Collateral” as defined in the Security Agreement.

“Security Document” shall mean and include each of the Security Agreement, the Pledge Agreement, each Mortgage and, after the execution and delivery thereof, each Additional Security Document.

“Senior Representative” shall mean, with respect to any Indebtedness, the trustee, administrative agent, collateral agent, security agent or similar agent under the indenture or other agreement pursuant to which such Indebtedness is issued, incurred or otherwise obtained, as the case may be, and each of their successors in such capacities.

[“Series A Warrants” shall mean the series A ten year warrants issued by the Borrower in accordance with the Plan of Reorganization.]

[“Series B Warrants” shall mean the series B ten year warrants issued by the Borrower in accordance with the Plan of Reorganization.]

“Servicer and Protective Advance Percentage” shall mean 95.0% for each fiscal quarter during the fiscal years ending 2017, 2018 and 2019, and 92.0% for each fiscal quarter thereafter.

“Servicing Acquisition” shall mean an acquisition permitted under this Agreement of MSRs, Servicing Advances or servicing rights.

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“Servicing Advance Facility” shall mean any funding arrangement with lenders collateralized in whole or in part by Servicing Advances (and/or reimbursement rights therefor) under which advances are made to the Borrower or any Restricted Subsidiaries based on such collateral.

“Servicing Advances” shall mean advances made by the Borrower or any Restricted Subsidiary in its capacity as servicer of any mortgage-related receivables to fund principal, interest, escrow, foreclosure, insurance, tax or other payments or advances when the borrower on the underlying receivable is delinquent in making payments on such receivable; to enforce remedies, manage and liquidate REO Assets; or that the Borrower or any Restricted Subsidiary otherwise advances in its capacity as servicer pursuant to any Servicing Agreement.

“Servicing Agreements” shall mean any servicing agreements (including whole loan servicing agreements for portfolios of whole mortgage loans), pooling and servicing agreements, interim servicing agreements and other servicing agreements, and any other agreement governing the rights, duties and obligations of either the Borrower or any Restricted Subsidiary, as a servicer, under such servicing agreements.

“Servicing Fee Receivables” shall mean all receivables related to servicing or sub-servicing of loans and REO including base servicing fee, incentives, ancillary fees and deficiency collections.

“Significant Asset Sale” shall mean each Asset Sale (or series of related Asset Sales) which generates Net Sale Proceeds of at least $2,500,000.

“SPV” shall have the meaning assigned to such term in Section 9.04(i).

“Statutory Reserves” shall mean a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority, domestic or foreign, to which the Administrative Agent or any Lender (including any branch, Affiliate or other fronting office making or holding a Loan) is subject for Eurocurrency Liabilities (as defined in Regulation D of the Board). Eurodollar Loans shall be deemed to constitute Eurocurrency Liabilities (as defined in Regulation D of the Board) and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D. Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subject Transaction” has the meaning specified in the definition of “Pro Forma Basis”.

“Subsidiaries Guaranty” shall mean the Subsidiaries Guaranty dated as of November 28, 2012 made by the Subsidiary Guarantors from time to time party thereto in favor of Credit Suisse, as Administrative Agent for the benefit of the Secured Creditors (as therein defined), as reaffirmed pursuant to the Master Reaffirmation Agreement.

“Subsidiary” shall mean, as to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, limited liability company, association or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% equity interest at the time. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

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“Subsidiary Guarantor” shall mean each Wholly-Owned Domestic Restricted Subsidiary (other than the Excluded Subsidiaries) (in each case, whether existing on the Closing Date or established, created or acquired after the Closing Date), unless and until such time as the respective Wholly-Owned Domestic Restricted Subsidiary is released from all of its obligations under the Subsidiaries Guaranty in accordance with the terms and provisions thereof. As of the Closing Date, Subsidiary Guarantors are listed on Schedule 1.01(c).

“Taxes” shall mean any and all present or future taxes, levies, imposts, duties, deductions, withholdings imposed by any Governmental Authority.

“Term Borrowing” shall mean a Borrowing comprised of Term Loans.

“Term Lender” shall mean a Lender with a Commitment or an outstanding Term Loan.

“Term Loan” shall mean a Tranche B Term Loan, a Refinancing Term Loan or an Extended Term Loan, as applicable.

“Termination Date” shall have the meaning assigned to such term in Article 5.

“Test Period” shall mean each period of four consecutive fiscal quarters of the Borrower then last ended, in each case taken as one accounting period; provided that in the case of determinations of the First Lien Net Leverage Ratio, the Interest Expense Coverage Ratio, the Asset Coverage Ratio A and the Asset Coverage Ratio B pursuant to this Agreement, such further adjustments (if any) as described in the provisos to such definitions contained herein shall be made to the extent applicable.

“Tranche B Term Lender” shall mean each Lender that holds a Tranche B Term Loan.

“Tranche B Term Loan Maturity Date” shall mean June 30, 2022.

“Tranche B Term Loans” shall mean the term loans made to the Borrower by the Lenders pursuant to the Pre-Petition Credit Agreement and continued by the Lenders pursuant to Section 2.01. The aggregate outstanding principal amount of the Tranche B Term Loans as of the Closing Date is $[        ].

“Transactions” shall mean, collectively, (a) the execution, delivery and performance by the Credit Parties of the Credit Documents to which they are a party and the making of the Borrowings hereunder, (b) the issuance of the Second Lien Senior Subordinated PIK Toggle Notes, (c) the issuance of the Convertible Preferred Stock, (d) [the issuance of the Closing Date Warrants, (e)] the other transactions contemplated to occur on the Plan Effective Date pursuant to the Plan of Reorganization and [(e)][(f)] the payment of related fees and expenses.

“Type”, when used in respect of any Loan or Borrowing, shall refer to the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined. For purposes hereof, the term “Rate” shall mean the Adjusted LIBO Rate and the Alternate Base Rate.

“UCC” shall mean the Uniform Commercial Code as from time to time in effect in the relevant jurisdiction.

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“Uniform Customs” shall have the meaning assigned to such term in Section 9.07.

“United States” and “U.S.” shall each mean the United States of America.

“Unrestricted” shall mean, when referring to cash or Cash Equivalents of the Borrower or any Restricted Subsidiary, that such cash or Cash Equivalents are not Restricted.

“Unrestricted Subsidiary” shall mean (a) each Subsidiary of the Borrower listed on Schedule 1.01(d), (b) a Subsidiary of the Borrower designated by the Borrower as an Unrestricted Subsidiary pursuant to Section 5.21 subsequent to the Closing Date and (c) a Subsidiary of an Unrestricted Subsidiary.

“USA PATRIOT Act” shall mean The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

“Warehouse Facility” shall mean any financing arrangement of any kind, including, but not limited to, financing arrangements in the form of repurchase facilities, loan agreements, note issuance facilities and commercial paper facilities (excluding in all cases, Securitizations), with a financial institution or other lender or purchaser exclusively to (i) finance or refinance the purchase or origination by the Borrower or a Restricted Subsidiary of, or provide funding to the Borrower or a Restricted Subsidiary through the transfer of, loans, mortgage-related securities and other mortgage-related receivables purchased or originated by the Borrower or any Restricted Subsidiary of the Borrower in the ordinary course of business, (ii) finance the funding of or refinance Servicing Advances; or (iii) finance or refinance the carrying of REO Assets related to loans and other mortgage-related receivables purchased or originated by the Borrower or any Restricted Subsidiary; provided that such purchase or origination is in the ordinary course of business.

“Warehouse Facility Trusts” shall mean any Person (whether or not a Restricted Subsidiary of the Borrower) established for the purpose of issuing notes or other securities in connection with a Warehouse Facility, which notes and securities are backed by (i) specified loans, mortgage-related securities and other mortgage-related receivables purchased by, and/or contributed to, such Person from the Borrower or any Restricted Subsidiary; (ii) specified Servicing Advances purchased by, and/or contributed to, such Person from the Borrower or any other Restricted Subsidiary; or (iii) the carrying of REO Assets related to loans and other mortgage-related receivables purchased by, and/or contributed to, such Person or any Restricted Subsidiary.

“Warehouse Indebtedness” shall mean Indebtedness in connection with a Warehouse Facility; provided that the amount of any particular Warehouse Indebtedness as of any date of determination shall be calculated in accordance with GAAP.

“Weighted Average Life to Maturity” shall mean, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness; provided that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being modified, refinanced, refunded, renewed, replaced or extended (the “Applicable Indebtedness”), the effects of any prepayments made on such Applicable Indebtedness prior to the date of the applicable modification, refinancing, refunding, renewal, replacement or extension shall be disregarded.

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“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal by the Borrower or an ERISA Affiliate from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Wholly-Owned Domestic Restricted Subsidiary” shall mean, as to any Person, any Wholly Owned Restricted Subsidiary of such Person which is a Domestic Subsidiary.

“Wholly-Owned Foreign Restricted Subsidiary” shall mean, as to any Person, any Wholly Owned Restricted Subsidiary of such Person which is a Foreign Subsidiary.

“Wholly-Owned Restricted Subsidiary” shall mean a Wholly Owned Subsidiary of the Borrower that is a Restricted Subsidiary.

“Wholly-Owned Subsidiary” shall mean, as to any Person, (i) any corporation 100% of whose capital stock is at the time owned by such Person and/or one or more Wholly-Owned Subsidiaries of such Person, and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Wholly-Owned Subsidiaries of such Person has a 100% equity interest at such time (other than, in the case of a Foreign Subsidiary of the Borrower with respect to the preceding clauses (i) and (ii), director’s qualifying shares and/or other nominal amount of shares required to be held by Persons other than the Borrower and its Subsidiaries under applicable law).

“Write-Down and Conversion Powers” shall mean, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 1.02 Terms Generally. The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”; and the words “asset” and “property” shall be construed as having the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, (a) any reference in this Agreement to any Credit Document shall mean such document as amended, restated, supplemented or otherwise modified from time to time, in each case, in accordance with the express terms of this Agreement, (b) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (c) all terms of an accounting or financial nature shall be construed in accordance with GAAP as in effect from time to time; provided, however, that if the Borrower notifies the Administrative Agent that the Borrower wishes to amend any covenant in Article 6 or any related definition to eliminate the effect of any change in GAAP occurring after the Closing Date on the operation of such covenant (or if the Administrative Agent notifies the Borrower that the Required Lenders wish to amend Article 6 or any related definition for such purpose), then the Borrower’s compliance with such covenant shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Borrower and the Required Lenders. Notwithstanding anything to the contrary contained herein, all financial covenants contained herein or in any other Credit Document shall be calculated without giving effect to any election under Accounting

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Standards Codification 825-7-25 or 470-20 (or any similar accounting principle) permitting a Person to value its financial liabilities at the fair value thereof or at any amount other than the outstanding principal amount thereof. Notwithstanding anything to the contrary in this Agreement or any Credit Document, whenever it is necessary to determine whether a lease is a capital lease or an operating lease, such determination shall be made on the basis of GAAP as in effect on the Closing Date, notwithstanding any modifications or interpretive changes thereto that may occur thereafter.

Section 1.03 Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Term Loan”) or by Type (e.g., a “Eurodollar Loan”) or by Class and Type (e.g., a “Eurodollar Term Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Term Credit Borrowing”) or by Type (e.g., a “Eurodollar Borrowing”) or by Class and Type (e.g., a “Eurodollar Term Credit Borrowing”).

Section 1.04 Designated Senior Indebtedness. The Obligations hereunder are hereby designated by the Borrower as “Designated Senior Indebtedness” (or similar term) for all purposes of any subordinated indebtedness of the Borrower or any Restricted Subsidiary.

ARTICLE 2

THE CREDITS

Section 2.01 Loans. The parties hereto agree that $[        ] of the Pre-Petition Term Loans remain outstanding immediately prior to the Closing Date. Subject to and upon the terms and conditions set forth herein on the Closing Date, and pursuant to the Plan of Reorganization, each Term Lender that is a Pre-Petition Lender is deemed, severally and not jointly, to continue, on the Closing Date, the aggregate principal amount of its Pre-Petition Term Loans as a like principal amount of Tranche B Term Loans hereunder. On and as of the Closing Date, each Term Lender shall hold a portion of the Tranche B Term Loans in the amount set forth opposite such Term Lender’s name on Schedule 1.01(a). Amounts paid or prepaid in respect of Tranche B Term Loans may not be reborrowed.

Section 2.02 [Reserved].

Section 2.03 [Reserved].

Section 2.04 Evidence of Debt; Repayment of Loans. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the principal amount of each Term Loan of such Lender as provided in Section 2.11.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

(c) The Administrative Agent shall maintain accounts in which it will record (i) the amount of each Loan made hereunder, the Class and Type thereof and, if applicable, the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrower or any Subsidiary Guarantor and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to paragraphs (b) and (c) above shall be prima facie evidence of the existence and amounts of the obligations therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrower to repay the Loans in accordance with their terms.

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(e) Any Lender may request that Loans made by it hereunder be evidenced by a promissory note. In such event, the Borrower shall execute and deliver to such Lender a promissory note payable to such Lender and its registered assigns and in a form and substance reasonably acceptable to the Administrative Agent and the Borrower. Notwithstanding any other provision of this Agreement, in the event any Lender shall request and receive such a promissory note, the interests represented by such note shall at all times (including after any assignment of all or part of such interests pursuant to Section 9.04) be represented by one or more promissory notes payable to the payee named therein or its registered assigns.

Section 2.05 Fees. (a) [Reserved].

(b) The Borrower agrees to pay to the Administrative Agent, for its own account, the administrative fees set forth in the Fee Letter at the times and in the amounts specified therein (the “Fees”).

(c) [Reserved].

(d) [Reserved].

(e) All Fees shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, if and as appropriate, among the Lenders. Once paid, none of the Fees shall be refundable under any circumstances.

Section 2.06 Interest on Loans. (a) Subject to the provisions of Section 2.07, the Loans comprising each ABR Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be, at all times and calculated from and including the date of such Borrowing to but excluding the date of repayment thereof) at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin.

(b) Subject to the provisions of Section 2.07, the Loans comprising each Eurodollar Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days) at a rate per annum equal to the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin.

(c) Interest on each Loan shall be payable on the Interest Payment Dates applicable to such Loan except as otherwise provided in this Agreement. The applicable Alternate Base Rate or Adjusted LIBO Rate for each Interest Period or day within an Interest Period, as the case may be, shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.07 Default Interest. If the Borrower shall default in the payment of any principal of or interest on any Loan or any other amount due hereunder or under any other Credit Document, by acceleration or otherwise, then, until such defaulted amount shall have been paid in full, to the extent permitted by law, such defaulted amount shall bear interest (after as well as before judgment), payable on demand, (a) in the case of principal, at the rate otherwise applicable to such Loan pursuant to Section 2.06 plus 2.00% per annum and (b) in all other cases, at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be, at all times) equal to the rate that would be applicable to an ABR Loan plus 2.00% per annum.

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Section 2.08 Alternate Rate of Interest. In the event, and on each occasion, that on the day two Business Days prior to the commencement of any Interest Period for a Eurodollar Borrowing the Administrative Agent shall have determined that Dollar deposits in the principal amounts of the Loans comprising such Borrowing are not generally available in the London interbank market, or that the rates at which such Dollar deposits are being offered will not adequately and fairly reflect the cost to the Lenders holding more than 50% in principal amount of the Loans which are to be included in such Eurodollar Borrowing of making or maintaining such Eurodollar Loans during such Interest Period, or that reasonable means do not exist for ascertaining the Adjusted LIBO Rate, the Administrative Agent shall, as soon as practicable thereafter, give written or fax notice of such determination to the Borrower and the Lenders. In the event of any such determination, until the Administrative Agent shall have advised the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, any request by the Borrower for a Eurodollar Borrowing pursuant to Section 2.10 shall be deemed to be a request for an ABR Borrowing. Each determination by the Administrative Agent under this Section 2.08 shall be conclusive absent manifest error.

Section 2.09 [Reserved].

Section 2.10 Conversion and Continuation of Borrowings. The Borrower shall have the right at any time upon prior irrevocable written notice to the Administrative Agent (a) not later than 12:00 (noon), New York City time, one Business Day prior to conversion, to convert any Eurodollar Borrowing into an ABR Borrowing, (b) not later than 12:00 (noon), New York City time, three Business Days prior to conversion or continuation, to convert any ABR Borrowing into a Eurodollar Borrowing or to continue any Eurodollar Borrowing as a Eurodollar Borrowing for an additional Interest Period, and (c) not later than 12:00 (noon), New York City time, three Business Days prior to conversion, to convert the Interest Period with respect to any Eurodollar Borrowing to another permissible Interest Period, subject in each case to the following:

(a) [reserved];

(b) each conversion or continuation shall be made pro rata among the Lenders in accordance with the respective principal amounts of the Loans comprising the converted or continued Borrowing;

(c) if less than all the outstanding principal amount of any Borrowing shall be converted or continued, then each resulting Borrowing shall be in an aggregate principal amount that is an integral multiple of $1,000,000 and not less than $5,000,000;

(d) each conversion shall be effected by each Lender and the Administrative Agent by recording for the account of such Lender the new Loan of such Lender resulting from such conversion and reducing the Loan (or portion thereof) of such Lender being converted by an equivalent principal amount; accrued interest on any Eurodollar Loan (or portion thereof) being converted shall be paid by the Borrower at the time of conversion;

(e) if any Eurodollar Borrowing is converted at a time other than the end of the Interest Period applicable thereto, the Borrower shall pay, upon demand, any amounts due to the Lenders pursuant to Section 2.16;

(f) any portion of a Borrowing maturing or required to be repaid in less than one month may not be converted into or continued as a Eurodollar Borrowing;

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(g) any portion of a Eurodollar Borrowing that cannot be converted into or continued as a Eurodollar Borrowing by reason of the immediately preceding clause shall be automatically converted at the end of the Interest Period in effect for such Borrowing into an ABR Borrowing;

(h) no Interest Period may be selected for any Eurodollar Term Borrowing that would end later than a Repayment Date occurring on or after the first day of such Interest Period if, after giving effect to such selection, the aggregate outstanding amount of (A) the Eurodollar Term Borrowings with Interest Periods ending on or prior to such Repayment Date and (B) the ABR Term Borrowings would not be at least equal to the principal amount of Term Borrowings to be paid on such Repayment Date; and

(i) upon notice to the Borrower from the Administrative Agent given at the request of the Required Lenders, after the occurrence and during the continuance of a Default or Event of Default, no outstanding Loan may be converted into, or continued as, a Eurodollar Loan.

Each notice pursuant to this Section 2.10 shall be irrevocable and shall refer to this Agreement and specify (i) the identity and amount of the Borrowing that the Borrower requests be converted or continued, (ii) whether such Borrowing is to be converted to or continued as a Eurodollar Borrowing or an ABR Borrowing, (iii) if such notice requests a conversion, the date of such conversion (which shall be a Business Day) and (iv) if such Borrowing is to be converted to or continued as a Eurodollar Borrowing, the Interest Period with respect thereto. If no Interest Period is specified in any such notice with respect to any conversion to or continuation as a Eurodollar Borrowing, the Borrower shall be deemed to have selected an Interest Period of one month’s duration. The Administrative Agent shall promptly advise the Lenders of any notice given pursuant to this Section 2.10 and of each Lender’s portion of any converted or continued Borrowing. If the Borrower shall not have given notice in accordance with this Section 2.10 to continue any Borrowing into a subsequent Interest Period (and shall not otherwise have given notice in accordance with this Section 2.10 to convert such Borrowing), such Borrowing shall, at the end of the Interest Period applicable thereto (unless repaid pursuant to the terms hereof), automatically be converted into an ABR Borrowing.

Section 2.11 Repayment of Term Borrowings. (a) The Borrower shall pay to the Administrative Agent, for the account of the Lenders, on (each such date being called a “Repayment Date”) (i) the Closing Date, $37,500,000 and (ii) thereafter in quarterly installments equal to the amounts listed below (which installments shall be reduced as a result of the application of prepayments as specified in Section 2.13(g)) and each such payment shall be made on the last Business Day of each month as follows:

Repayment Date	Principal Amount
March 2018	$7,500,000
June 2018	$7,500,000
September 2018	$7,500,000
December 2018	$7,500,000
March 2019	$10,000,000
June 2019	$26,700,000
September 2019	$36,700,000
December 2019	$36,700,000
each March, June, September and December thereafter	$15,000,000

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Each payment pursuant to this Section 2.11 shall be made together with accrued and unpaid interest on the principal amount to be paid to but excluding the date of such payment.

In the event any Refinancing Term Loans are made, such Refinancing Term Loans shall be repaid in amounts and on dates as agreed between the Borrower and the relevant Lenders of such Refinancing Term Loans, subject to the requirements set forth in Section 2.27 and to adjustment from time to time pursuant to Section 2.12(b), Section 2.13(g) and Section 9.04(l), together in each case, with accrued and unpaid interest on the principal amount to be paid to but excluding the date of such payment.

(b) To the extent not previously paid, all Term Loans of any Class shall be due and payable on the Maturity Date applicable to the Term Loans of such Class, together with accrued and unpaid interest on the principal amount to be paid to but excluding the date of payment.

(c) All repayments pursuant to this Section 2.11 shall be subject to Section 2.16, but shall otherwise be without premium or penalty.

Section 2.12 Voluntary Prepayment. (a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing, in whole or in part, upon at least three Business Days’ prior written or fax notice (or telephone notice promptly confirmed by written or fax notice) in the case of Eurodollar Loans, or written or fax notice (or telephone notice promptly confirmed by written or fax notice) at least one Business Day prior to the date of prepayment in the case of ABR Loans, to the Administrative Agent before 12:00 (noon), New York City time; provided, however, that each partial prepayment shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000 in the case of a Term Borrowing.

(b) Voluntary prepayments of any Class of Term Loans shall be applied against the remaining scheduled installments of principal due in respect of the applicable Class of Term Loans under Section 2.11 as may be specified by the Borrower, or if not so specified, in direct order of maturity; provided that such prepayments shall be allocated to the Tranche B Term Loans on a pro rata basis (or on a greater than pro rata basis) determined by reference to all Term Loans then outstanding.

(c) Each notice of prepayment shall specify the prepayment date and the principal amount of each Borrowing (or portion thereof) to be prepaid, shall be irrevocable and shall commit the Borrower to prepay such Borrowing by the amount stated therein on the date stated therein; provided, however, that if such prepayment is for all of the then outstanding Loans, then the Borrower may (x) revoke such notice prior to the proposed date of prepayment and/or (y) extend the prepayment date by not more than five Business Days; provided further, however, that the provisions of Section 2.16 shall apply with respect to any such revocation or extension. All prepayments under this Section 2.12 shall be subject to Section 2.05(d) and to Section 2.16 but otherwise without premium or penalty. All prepayments under this Section 2.12 shall be accompanied by accrued and unpaid interest on the principal amount to be prepaid to but excluding the date of payment.

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Section 2.13 Mandatory Prepayments. (a) [Reserved].

(b) In addition to any other mandatory repayments pursuant to this Section 2.13, on each date on or after the Closing Date upon which the Borrower or any Restricted Subsidiary receives any cash proceeds from any issuance or incurrence by the Borrower or any Restricted Subsidiary of Indebtedness for borrowed money (other than Indebtedness permitted to be incurred pursuant to Section 6.04, other than Permitted External Refinancing Indebtedness and Refinancing Term Loans), an amount equal to 100% of the Net Cash Proceeds of the respective issuance or incurrence of such Indebtedness shall be applied on such date as a mandatory repayment in accordance with the requirements of Section 2.13(g).

(c) Unless otherwise agreed by the Required Lenders, in addition to any other mandatory repayments pursuant to this Section 2.13, on each date upon which the Borrower or any Restricted Subsidiary receives (other than in connection with any Disposition to the Borrower or a Subsidiary Guarantor) any cash proceeds from (i) any Non-Core Asset Sale, an amount equal to 100% of the Net Sale Proceeds therefrom shall be applied on such date as a mandatory repayment in accordance with the requirements of Section 2.13(g), (ii) any Disposition of (A) any Bulk MSR (other than any such Disposition required by the following clause (iii) hereof) and/or (B) any Asset Sale, in each case, in an amount equal to 80% of the Net Sale Proceeds therefrom shall be applied on such date as a mandatory repayment in accordance with the requirements of Section 2.13(g), or (iii) any Disposition on or prior to the MSR Outside Date of Government Sponsored Entity-related Bulk MSR, an amount equal to the sum of (A) 80% of the gross proceeds therefrom (excluding the proceeds of the Disposition of any related Servicing Advances) and (B) 80% of the Net Sale Proceeds of the Servicing Advances related to the Bulk MSR subject to such Disposition shall be applied on such date as a mandatory repayment in accordance with the requirements of Section 2.13(g); provided, that, to the extent the amount of prepayments made pursuant to the foregoing clause (iii)(A) (or the corresponding provision of the Pre-Petition Credit Agreement) on or after July 31, 2017 and on or prior to the MSR Outside Date is less than $100,000,000 in the aggregate, an amount equal to the difference between $100,000,000 and the amounts so prepaid during such period shall be applied on the MSR Outside Date as a mandatory repayment in accordance with the requirements of Section 2.13.

(d) In addition to any other mandatory repayments pursuant to this Section 2.13, on each Excess Cash Flow Payment Date, an amount equal to the remainder of (if positive) (i) the Applicable Excess Cash Flow Prepayment Percentage of the Excess Cash Flow for the related Excess Cash Flow Payment Period minus (ii) the aggregate amount of principal prepayments of Loans to the extent (and only to the extent) that such prepayments were made as a voluntary prepayment pursuant to Section 2.12(a) other than with proceeds of asset sales (other than from sales of inventory in the ordinary course of business), sales or issuances of Equity Interests, capital contributions, insurance or condemnation events or Indebtedness or other proceeds that would not be included in Adjusted Consolidated Net Income during the relevant Excess Cash Flow Payment Period minus (iii) the face value of Term Loans assigned to or purchased by the Borrower pursuant to Section 9.04(l) during the relevant Excess Cash Flow Payment Period, shall be applied as a mandatory repayment in accordance with the requirements of Section 2.13(g); provided that the amount required to be applied as a mandatory prepayment pursuant to this Section 2.13(d) for any Excess Cash Flow Payment Period shall not exceed an amount equal to (x) 75% of the Excess Cash Flow for such Excess Cash Flow Payment Period minus (y) scheduled installments of principal due in respect of the Term Loans under Section 2.11(a) paid during the related Excess Cash Flow Payment Period. Notwithstanding the foregoing, at the option of the Borrower, all or any portion of any mandatory repayment required pursuant to this clause (d) for any Excess Cash Flow Payment Period may be paid or applied prior to the related Excess Cash Flow Payment Date (but no earlier than January 1 of the fiscal year in which the related Excess Cash Flow Payment Date occurs), provided that (x) no such mandatory repayment shall be added to the aggregate amount of principal prepayments described in subclause (ii) above for any succeeding Excess Cash Flow Payment Period and

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(y) the Borrower shall pay such additional amounts (if any) as necessary to pay the full amount of any mandatory repayment required pursuant to this clause (d) no later than the applicable Excess Cash Flow Payment Date (it being understood that if such initial prepayment exceeds such requirement, such excess shall be treated as a voluntary prepayment pursuant to Section 2.12(a) in the fiscal year in which such prepayment was made).

(e) In addition to any other mandatory repayments pursuant to this Section 2.13, within one Business Day following each date on or after the Closing Date upon which the Borrower or any Restricted Subsidiary receives any cash proceeds from any Recovery Event (other than Recovery Events where the Net Cash Proceeds therefrom do not exceed $250,000), an amount equal to 100% of the Net Cash Proceeds from such Recovery Event shall be applied on such date as a mandatory repayment in accordance with the requirements of Section 2.13(g); provided, however, that such Net Cash Proceeds shall not be required to be so applied on such date so long as no Default or Event of Default then exists and the Borrower has delivered a certificate to the Administrative Agent on such date stating that such Net Cash Proceeds shall be reinvested (or contractually committed to be reinvested pursuant to a written binding agreement with a Person that is not an Affiliate of the Borrower or any Restricted Subsidiary) in the businesses permitted of the Borrower and its Restricted Subsidiaries pursuant to Section 6.13 within 365 days following the date of the receipt of such Net Cash Proceeds, and provided further, that (I) if all or any portion of such Net Cash Proceeds not required to be so applied pursuant to the preceding proviso are not so reinvested (or contractually committed to be so reinvested) within 365 days after the date of the receipt of such Net Cash Proceeds (or such earlier date, if any, as the Borrower or the relevant Restricted Subsidiary determines not to reinvest the Net Cash Proceeds relating to such Recovery Event as set forth above), such remaining portion shall be applied on the last day of such period (or such earlier date, as the case may be) as provided above in this Section 2.13(e) without regard to the immediately preceding proviso and (II) if all or any portion of such proceeds are not required to be applied on the last day of such 365-day period referred to in clause (I) of this proviso because such amount is contractually committed to be reinvested and then either (A) subsequent to such date such contract is terminated or expires without such portion being so reinvested or (B) such contractually committed portion is not so reinvested within 180 days after the date of such commitment, such remaining portion, in the case of either of preceding clause (A) or (B), shall be applied as a mandatory repayment as provided above in this Section 2.13(e) without regard to the immediately preceding proviso.

(f) [Reserved].

(g) Each amount required to be applied pursuant to Section 2.13(b) through Section 2.13(e) in accordance with this Section 2.13(g) shall be applied pro rata according to the respective outstanding principal amounts of the Term Loans then held by the Term Lenders (except to the extent that any applicable Additional Credit Extension Amendment for any Class of Term Loans provides that such Term Loans shall be entitled to less than pro rata treatment); provided that any prepayment of Term Loans required as a result of the incurrence of Permitted External Refinancing Indebtedness or Refinancing Term Loans in respect of any such Class shall be applied solely to such Class. Each such prepayment of the Tranche B Term Loans shall be applied in inverse order of maturity against the remaining scheduled installments of principal due in respect of the Tranche B Term Loans under Section 2.11(a). Each prepayment of any other Class of Term Loans shall be applied as agreed between the Borrower and the Lenders in respect of such Term Loans.

(h) The Borrower shall deliver to the Administrative Agent, at the time of each prepayment required under this Section 2.13, (i) a certificate signed by an Authorized Officer of the Borrower setting forth in reasonable detail the calculation of the amount of such prepayment and (ii) at least three Business Days prior written notice of such prepayment. Each notice of prepayment shall specify the prepayment date, the Type of each Loan being prepaid and the principal amount of each Loan (or portion thereof) to

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be prepaid. All prepayments of Borrowings under this Section 2.13 shall be subject to Section 2.16 and, in the case of any prepayment pursuant to Section 2.13(b), but shall otherwise be without premium or penalty, and shall be accompanied by accrued and unpaid interest on the principal amount to be prepaid to but excluding the date of payment.

Section 2.14 Reserve Requirements; Change in Circumstances. (a) Notwithstanding any other provision of this Agreement, if any Change in Law shall impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of or credit extended by any Lender or any Issuing Bank (except any such reserve requirement which is reflected in the Adjusted LIBO Rate), shall subject a Lender to Taxes (other than Indemnified Taxes, Other Taxes and Excluded Taxes) on its loans, loan principal, letters of credit, commitments or other obligations, or on its deposits, reserves, other liabilities or capital attributable thereto or shall impose on such Lender or such Issuing Bank or the London interbank market any other condition (other than Taxes) affecting this Agreement or Eurodollar Loans made by such Lender or any Letter of Credit or participation therein, and the result of any of the foregoing shall be to increase the cost to such Lender or such Issuing Bank of making or maintaining any Eurodollar Loan or increase the cost to any Lender or any Issuing Bank of issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or such Issuing Bank hereunder (whether of principal, interest or otherwise) by an amount deemed by such Lender or such Issuing Bank to be material, then the Borrower will pay to such Lender or such Issuing Bank,, as the case may be, upon demand such additional amount or amounts as will compensate such Lender or such Issuing Bank,, as the case may be for such additional costs incurred or reduction suffered.

(b) If any Lender or any Issuing Bank shall have determined that any Change in Law regarding capital adequacy has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or on the capital of such Lender’s or such Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy) by an amount deemed by such Lender or such Issuing Bank to be material, then from time to time the Borrower shall pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered.

(c) A certificate of a Lender or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or such Issuing Bank or its holding company, as applicable, as specified in paragraph (a) or (b) above shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender or such Issuing Bank the amount shown as due on any such certificate delivered by it within 10 days after its receipt of the same.

(d) Failure or delay on the part of any Lender or any Issuing Bank to demand compensation for any increased costs or reduction in amounts received or receivable or reduction in return on capital shall not constitute a waiver of such Lender’s or such Issuing Bank’s right to demand such compensation; provided that the Borrower shall not be under any obligation to compensate any Lender or any Issuing Bank under paragraph (a) or (b) above with respect to increased costs or reductions with respect to any period prior to the date that is 180 days prior to such request if such Lender or such Issuing Bank knew or could reasonably have been expected to know of the circumstances giving rise to such increased costs or reductions and of the fact that such circumstances would result in a claim for increased compensation by reason of such increased costs or reductions; provided further that the foregoing limitation shall not apply to any increased costs or reductions arising out of the retroactive application of any Change in Law within

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such 180-day period. The protection of this Section shall be available to each Lender and each Issuing Bank regardless of any possible contention of the invalidity or inapplicability of the Change in Law that shall have occurred or been imposed.

Section 2.15 Change in Legality. (a) Notwithstanding any other provision of this Agreement, if any Change in Law shall make it unlawful for any Lender to make or maintain any Eurodollar Loan or to give effect to its obligations as contemplated hereby with respect to any Eurodollar Loan, then, by written notice to the Borrower and to the Administrative Agent:

(i) such Lender may declare that Eurodollar Loans will not thereafter (for the duration of such unlawfulness) be made by such Lender hereunder (or be continued for additional Interest Periods) and ABR Loans will not thereafter (for such duration) be converted into Eurodollar Loans, whereupon any request for a Eurodollar Borrowing (or to convert an ABR Borrowing to a Eurodollar Borrowing or to continue a Eurodollar Borrowing for an additional Interest Period) shall, as to such Lender only, be deemed a request for an ABR Loan (or a request to continue an ABR Loan as such for an additional Interest Period or to convert a Eurodollar Loan into an ABR Loan, as the case may be), unless such declaration shall be subsequently withdrawn; and

(ii) such Lender may require that all outstanding Eurodollar Loans made by it be converted to ABR Loans, in which event all such Eurodollar Loans shall be automatically converted to ABR Loans as of the effective date of such notice as provided in paragraph (b) below.

In the event any Lender shall exercise its rights under (i) or (ii) above, all payments and prepayments of principal that would otherwise have been applied to repay the Eurodollar Loans that would have been made by such Lender or the converted Eurodollar Loans of such Lender shall instead be applied to repay the ABR Loans made by such Lender in lieu of, or resulting from the conversion of, such Eurodollar Loans.

(b) For purposes of this Section 2.15, a notice to the Borrower by any Lender shall be effective as to each Eurodollar Loan made by such Lender, if lawful, on the last day of the Interest Period then applicable to such Eurodollar Loan; in all other cases such notice shall be effective on the date of receipt by the Borrower.

Section 2.16 Breakage. The Borrower shall indemnify each Lender against any loss or expense that such Lender may sustain or incur as a consequence of (a) any event, other than a default by such Lender in the performance of its obligations hereunder, which results in (i) such Lender receiving or being deemed to receive any amount on account of the principal of any Eurodollar Loan prior to the end of the Interest Period in effect therefor, (ii) the conversion of any Eurodollar Loan to an ABR Loan, or the conversion of the Interest Period with respect to any Eurodollar Loan, in each case other than on the last day of the Interest Period in effect therefor, or (iii) any Eurodollar Loan to be made by such Lender (including any Eurodollar Loan to be made pursuant to a conversion or continuation under Section 2.10) not being made after notice of such Loan shall have been given by the Borrower hereunder (any of the events referred to in this clause (a) being called a “Breakage Event”) or (b) any default in the making of any payment or prepayment required to be made hereunder. In the case of any Breakage Event, such loss shall include an amount equal to the excess, as reasonably determined by such Lender, of (i)its cost of obtaining funds for the Eurodollar Loan that is the subject of such Breakage Event for the period from the date of such Breakage Event to the last day of the Interest Period in effect (or that would have been in effect) for such Loan over (ii) the amount of interest likely to be realized by such Lender in redeploying the funds released or not utilized by reason of such Breakage Event for such period. A certificate of any Lender setting forth any amount or amounts which such Lender is entitled to receive pursuant to this Section 2.16 shall be delivered to the Borrower and shall be conclusive absent manifest error.

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Section 2.17 Pro Rata Treatment. Subject to the express provisions of this Agreement which require, or permit, differing payments to be made to Non-Defaulting Lenders as opposed to Defaulting Lenders, and as permitted pursuant to the terms of any Additional Credit Extension Amendment, as permitted under Section 9.04(l) or required under Section 2.15, each Borrowing, each payment or prepayment of principal of any Borrowing, each payment of interest on the Loans, each reduction of the Commitments, each conversion of any Borrowing to or continuation of any Borrowing as a Borrowing of any Type and each other payment received by any Lender by exercising any right of setoff, counterclaim or otherwise shall be allocated pro rata among the Lenders in accordance with their respective applicable Commitments (or, if such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of their outstanding Loans). Each Lender agrees that in computing such Lender’s portion of any Borrowing to be made hereunder, the Administrative Agent may, in its discretion, round each Lender’s percentage of such Borrowing to the next higher or lower whole Dollar amount.

Section 2.18 Sharing of Setoffs. Each Lender agrees that if it shall, through the exercise of a right of banker’s lien, setoff or counterclaim against the Borrower or any other Credit Party, or pursuant to a secured claim under Section 506 of Title 11 of the United States Code or other security or interest arising from, or in lieu of, such secured claim, received by such Lender under any applicable bankruptcy, insolvency or other similar law or otherwise, or by any other means, obtain payment (voluntary or involuntary) in respect of any Loan or Loans or L/C Disbursement as a result of which the unpaid principal portion of its Loans and participations in L/C Disbursements shall be proportionately less than the unpaid principal portion of the Loans and participations in L/C Disbursements of any other Lender, it shall be deemed simultaneously to have purchased from such other Lender at face value, and shall promptly pay to such other Lender the purchase price for, a participation in the Loans and L/C Exposure of such other Lender, so that the aggregate unpaid principal amount of the Loans and L/C Exposure and participations in Loans and L/C Exposure held by each Lender shall be in the same proportion to the aggregate unpaid principal amount of all Loans and L/C Exposure then outstanding as the principal amount of its Loans and L/C Exposure prior to such exercise of banker’s lien, setoff or counterclaim or other event was to the principal amount of all Loans and L/C Exposure outstanding prior to such exercise of banker’s lien, setoff or counterclaim or other event; provided, however, that (i) if any such purchase or purchases or adjustments shall be made pursuant to this Section 2.18 and the payment giving rise thereto shall thereafter be recovered, such purchase or purchases or adjustments shall be rescinded to the extent of such recovery and the purchase price or prices or adjustment restored without interest, and (ii) the provisions of this Section 2.18 shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including any application of funds arising from the existence of a Defaulting Lender) or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than, unless such assignment was made pursuant to Section 9.04(l), to the Borrower or any of its Affiliates (it being understood that, unless such assignment was made pursuant to Section 9.04(l), the provisions of this Section 2.18 shall apply). The Borrower expressly consents to the foregoing arrangements and agree that any Lender holding a participation in a Loan or L/C Disbursement deemed to have been so purchased may exercise any and all rights of banker’s lien, setoff or counterclaim with respect to any and all moneys owing by the Borrower to such Lender by reason thereof as fully as if such Lender had made a Loan directly to the Borrower in the amount of such participation.

Section 2.19 Payments. (a) The Borrower shall make each payment (including principal of or interest on any Borrowing or any L/C Disbursement or any Fees or other amounts) hereunder and under any other Credit Document not later than 12:00 (noon), New York City time, on the date when due in immediately available Dollars, without setoff, defense or counterclaim. Any amounts received after such

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time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. Each such payment shall be made to the Administrative Agent at its offices at Eleven Madison Avenue, New York, NY 10010. The Administrative Agent shall promptly distribute to each Lender any payments received by the Administrative Agent on behalf of such Lender.

(b) Except as otherwise expressly provided herein, whenever any payment (including principal of or interest on any Borrowing or any Fees or other amounts) hereunder or under any other Credit Document shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or Fees, if applicable.

Section 2.20 Taxes. (a) Any and all payments by or on account of any obligation of the Borrower or any other Credit Party hereunder or under any other Credit Document shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes except as required by law; provided that, if the Borrower or any other Credit Party shall be required to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions for Indemnified Taxes or Other Taxes (including deductions for Indemnified Taxes or Other Taxes applicable to additional sums payable under this Section) the Administrative Agent, each Lender and each Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower or such Credit Party shall make such deductions and (iii) the Borrower or such Credit Party shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) (i) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent, each Lender and each Issuing Bank, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Administrative Agent, such Lender or such Issuing Bank, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower or any other Credit Party hereunder or under any other Credit Document (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or an Issuing Bank, or by the Administrative Agent on behalf of itself, a Lender or an Issuing Bank, shall be conclusive absent manifest error.

(ii) Indemnification by Lenders. Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (x) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so) (y) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(f) relating to the maintenance of the Participant Register and (z) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Credit Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and

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apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (c)(ii).

(d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower or any other Credit Party to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) (i) Any Lender that is entitled to an exemption from or reduction of withholding tax with respect to payments under this Agreement or any other Credit Document shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate. In addition, any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to any withholding (including backup withholding) or information reporting requirements. Upon the reasonable request of such Borrower or the Administrative Agent, any Lender shall update any form or certification previously delivered pursuant to this Section 2.20(e). If any form or certification previously delivered pursuant to this Section expires or becomes obsolete or inaccurate in any respect with respect to a Lender, such Lender shall promptly (and in any event within 10 days after such expiration, obsolescence or inaccuracy) notify such Borrower and the Administrative Agent in writing of such expiration, obsolescence or inaccuracy and update the form or certification if it is legally eligible to do so.

(ii) Without limiting the generality of the foregoing, if the Borrower is a “United States person” within the meaning of Section 7701(a)(30) of the Code, any Lender with respect to such Borrower shall, if it is legally eligible to do so, deliver to such Borrower and the Administrative Agent (in such number of copies reasonably requested by such Borrower and the Administrative Agent) on or prior to the date on which such Lender becomes a party hereto, duly completed and executed copies of whichever of the following is applicable:

(A) in the case of a Lender that is not a Foreign Lender, IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (1) with respect to payments of interest under any Credit Document, IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (2) with respect to any other applicable payments under any Credit Document, IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(C) in the case of a Foreign Lender for which payments under any Credit Document constitute income that is effectively connected with such Lender’s conduct of a trade or business in the United States, IRS Form W-8ECI;

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(D) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code both (1) IRS Form W-8BEN or W-8BEN-E and (2) a certificate to the effect that such Lender is not (a) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (b) a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code (c) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code and (d) conducting a trade or business in the United States with which the relevant interest payments are effectively connected;

(E) in the case of a Foreign Lender that is not the beneficial owner of payments made under any Credit Document (including a partnership or a participating Lender) (1) an IRS Form W-8IMY on behalf of itself and (2) the relevant forms prescribed in clauses (A), (B), (C), (D) and (F) of this paragraph (e)(ii) that would be required of each such beneficial owner or partner of such partnership if such beneficial owner or partner were a Lender; provided, however, that if the Lender is a partnership and one or more of its partners are claiming the exemption for portfolio interest under Section 881(c) of the Code, such Lender may provide the certificate described in (D)(2) above on behalf of such partners; or

(F) any other form prescribed by law as a basis for claiming exemption from, or a reduction of, U.S. federal withholding Tax together with such supplementary documentation necessary to enable the Borrower or the Administrative Agent to determine the amount of Tax (if any) required by law to be withheld.

(G) If a payment made to a Lender under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the applicable withholding agent, at the time or times prescribed by law and at such time or times reasonably requested by such withholding agent, such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the withholding agent as may be necessary for the withholding agent to comply with its obligations under FATCA, to determine that such Lender has or has not complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 2.20(e)(iii), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(f) If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.20 (including additional amounts pursuant to this Section 2.20), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (f), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject

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to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(g) For purposes of this Section 2.20, the term “Lender” includes any Issuing Bank.

(h) For purposes of determining withholding Taxes imposed under FATCA, from and after the Closing Date, the Borrower and the Administrative Agent shall treat (and the Lenders hereby authorize the Administrative Agent to treat) this Agreement as not qualifying as a “grandfathered obligation” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i).

Section 2.21 Assignment of Commitments Under Certain Circumstances; Duty to Mitigate. (a) In the event (i) any Lender or any Issuing Bank delivers a certificate requesting compensation pursuant to Section 2.14, (ii) any Lender or any Issuing Bank delivers a notice described in Section 2.15, (iii) the Borrower is required to pay any additional amount to any Lender or any Issuing Bank or any Governmental Authority on account of any Lender or any Issuing Bank pursuant to Section 2.20, (iv) any Lender refuses to consent to any amendment, waiver or other modification of any Credit Document requested by the Borrower that requires the consent of a greater percentage of the Lenders than the Required Lenders and such amendment, waiver or other modification is consented to by the Required Lenders, or (v) any Lender becomes a Defaulting Lender, then, in each case, the Borrower may, at its sole expense and effort (including with respect to the processing and recordation fee referred to in Section 9.04(b)), upon notice to such Lender or such Issuing Bank, as the case may be, and the Administrative Agent, require such Lender or such Issuing Bank to transfer and assign, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all of its interests, rights and obligations under this Agreement (or, in the case of clause (iv) above, all of its interests, rights and obligation with respect to the Class of Loans or Commitments that is the subject of the related consent, amendment, waiver or other modification) to an Eligible Assignee that shall assume such assigned obligations and, with respect to clause (iv) above, shall consent to such requested amendment, waiver or other modification of any Credit Documents (which assignee may be another Lender, if a Lender accepts such assignment); provided that (x) such assignment shall not conflict with any law, rule or regulation or order of any court or other Governmental Authority having jurisdiction, (y) the Borrower shall have received the prior written consent of the Administrative Agent, which consents shall not unreasonably be withheld or delayed, and (z) the Borrower or such assignee shall have paid to the affected Lender or the affected Issuing Bank in immediately available funds an amount equal to the sum of the principal of and interest accrued to the date of such payment on the outstanding Loans or L/C Disbursements of such Lender or such Issuing Bank, respectively, plus all Fees and other amounts accrued for the account of such Lender or such Issuing Bank hereunder with respect thereto (including any amounts under Sections 2.14 and 2.16); provided further that, if prior to any such transfer and assignment the circumstances or event that resulted in such Lender’s or such Issuing Bank’s claim for compensation under Section 2.14, notice under Section 2.15 or the amounts paid pursuant to Section 2.20, as the case may be, cease to cause such Lender or such Issuing Bank to suffer increased costs or reductions in amounts received or receivable or reduction in return on capital, or cease to have the consequences specified in Section 2.15, or cease to result in amounts being payable under Section 2.20, as the case may be (including as a result of any action taken by such Lender or such Issuing Bank pursuant to paragraph (b) below), or if such Lender or such Issuing Bank shall waive its right to claim further compensation under Section 2.14 in respect of such circumstances or event or shall withdraw its notice under Section 2.15 or shall waive its right to further payments under Section 2.20 in respect of such circumstances or event or shall consent to the proposed amendment, waiver, consent or other modification, as the case may be, then such Lender or such Issuing Bank shall not thereafter be required to make any such transfer and assignment hereunder. Each Lender

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and each Issuing Bank hereby grants to the Administrative Agent an irrevocable power of attorney (which power is coupled with an interest) to execute and deliver, on behalf of such Lender or such Issuing Bank, as the case may be, as assignor, any Assignment and Acceptance necessary to effectuate any assignment of such Lender’s or such Issuing Bank’s interests hereunder in the circumstances contemplated by this Section 2.21(a).

(b) If (i) any Lender or any Issuing Bank shall request compensation under Section 2.14, (ii) any Lender or any Issuing Bank delivers a notice described in Section 2.15 or (iii) the Borrower is required to pay any additional amount to any Lender or any Issuing Bank or any Governmental Authority on account of any Lender or any Issuing Bank, pursuant to Section 2.20, then such Lender or such Issuing Bank shall use reasonable efforts (which shall not require such Lender or such Issuing Bank to incur an unreimbursed loss or unreimbursed cost or expense or otherwise take any action inconsistent with its internal policies or legal or regulatory restrictions or suffer any disadvantage or burden deemed by it to be significant) (x) to file any certificate or document reasonably requested in writing by the Borrower or (y) to assign its rights and delegate and transfer its obligations hereunder to another of its offices, branches or affiliates, if such filing or assignment would reduce its claims for compensation under Section 2.14 or enable it to withdraw its notice pursuant to Section 2.15 or would reduce amounts payable pursuant to Section 2.20, as the case may be, in the future. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender or any Issuing Bank in connection with any such filing or assignment, delegation and transfer.

Section 2.22 [Reserved].

Section 2.23 [Reserved].

Section 2.24 Defaulting Lenders. (a) Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i) Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Required Lenders.

(ii) Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article 8 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.06 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; third, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement; fourth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; fifth, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement and sixth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction.

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(b) If the Borrower and the Collateral Agent agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice such Lender will cease to be a Defaulting Lender; provided, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

Section 2.25 Incremental Facilities.

(a) The Borrower may, by written notice to the Administrative Agent from time to time, request Incremental L/C Commitments in an amount such that, after giving effect thereto, (i) the Aggregate Incremental Amount does not exceed the L/C Cap. Such notice shall set forth (i) the amount of the Incremental L/C Commitments being requested (which shall be in minimum increments of $100,000 and a minimum amount of $1,000,000) and (ii) the date on which such Incremental L/C Commitments are requested to become effective (which shall not be less than 5 Business Days nor more than 60 days after the date of such notice (or such shorter periods as the Administrative Agent shall agree)). The Borrower may seek Incremental L/C Commitments from existing Lenders (each of which shall be entitled to agree or decline to participate in its sole discretion) or any Additional Lender.

(b) It shall be a condition precedent to the effectiveness of any Incremental L/C Commitment and the issuance of the Letters of Credit that (i) no Default or Event of Default shall have occurred and be continuing immediately prior to or immediately after giving effect to such Incremental L/C Commitment and (ii) the terms of such Incremental L/C Commitments and the Letters of Credit issued thereunder shall comply with Section 2.25(c).

(c) The terms of the Incremental L/C Commitments and the Letters of Credit issued pursuant thereto shall be determined by the Borrower and the applicable Incremental Issuing Bank and set forth in an Additional Credit Extension Amendment (including any applicable conditions for the issuance of a Letter of Credit); provided that (i) the Incremental L/C Commitments will rank pari passu in right of payment and with respect to security with the Tranche B Term Loans and none of the obligors or guarantors with respect thereto shall be a Person that is not a Credit Party; provided that the foregoing shall not prohibit the posting of cash collateral to secure the Letters of Credit issued pursuant to such Incremental L/C Commitments, (ii) any L/C Disbursement may participate on a pro rata basis, greater than pro rata basis or less than pro rata basis in any voluntary or mandatory prepayments or commitment reductions hereunder, as specified in the applicable Additional Credit Extension Amendment and (iii) the L/C Commitments may be cancelled and/or terminated on a non-pro rata basis with respect to the Term Loans.

(d) In connection with any Incremental L/C Commitments, the Borrower, the Administrative Agent and each applicable Incremental Issuing Bank shall execute and deliver to the Administrative Agent an Additional Credit Extension Amendment and such other documentation as the Administrative Agent shall reasonably specify to evidence the Incremental L/C Commitment of each Incremental Issuing Bank. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Additional Credit Extension Amendment. Any Additional Credit Extension Amendment may, without consent of any other Lender, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.25, including any amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with

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the establishment and implementation of the L/C Commitments and any other technical amendments as may be necessary or appropriate (as reasonably determined by the Administrative Agent and the Borrower) in connection with the foregoing, in each case on terms consistent with this Section 2.25.

(e) This Section 2.25 shall supersede any provisions in Section 2.17 or Section 9.08 to the contrary.

Section 2.26 Amend and Extend Transactions.

(a) The Borrower may, by written notice to the Administrative Agent from time to time, request an extension (each, an “Extension” and each such notice, an “Extension Request”) of L/C Commitments of a Class (which term, for purposes of this provision, shall also include any tranche of L/C Commitments outstanding hereunder pursuant to a previous Amend and Extend Transaction) and/or Term Loans of a Class (which term, for purposes of this provision, shall also include any term loans outstanding hereunder pursuant to a previous Amend and Extend Transaction or any Refinancing Term Loans) to the extended maturity date specified in such notice. Such notice shall set forth (i) the amount of the applicable Class of L/C Commitments and/or Term Loans to be extended (which shall be in minimum increments of $1,000,000 and a minimum amount of $5,000,000), (ii) the date on which such Extension is requested to become effective (which shall be not less than 10 Business Days nor more than 60 days after the date of such Extension Request (or such longer or shorter periods as the Administrative Agent shall agree)) and (iii) the relevant Class or Classes of L/C Commitments and/or Term Loans to which the Extension Request relates. Each Lender of the applicable Class shall be offered (an “Extension Offer”) an opportunity to participate in such Extension on a pro rata basis and on the same terms and conditions as each other Lender of such Class pursuant to procedures established by, or reasonably acceptable to, the Administrative Agent. If the aggregate principal amount of Term Loans (calculated on the face amount thereof) or L/C Commitments in respect of which Lenders shall have accepted the relevant Extension Offer shall exceed the maximum aggregate principal amount of Term Loans or L/C Commitments, as applicable, offered to be extended by the Borrower pursuant to such Extension Offer, then the Term Loans or L/C Commitments, as applicable, of Lenders of the applicable Class shall be extended ratably up to such maximum amount based on the respective principal amounts (but not to exceed actual holdings of record) with respect to which such Lenders have accepted such Extension Offer.

(b) It shall be a condition precedent to the effectiveness of any Extension that (i) no Default or Event of Default shall have occurred and be continuing immediately prior to and immediately after giving effect to such Extension, (ii) the representations and warranties set forth in Article 3 and in each other Credit Document shall be true and correct in all material respects on and as of the date of such Extension and (iii) the terms of such Extended L/C Commitments and Extended Term Loans shall comply with Section 2.26(c).

(c) The terms of each Extension shall be determined by the Borrower and the applicable extending Lender and set forth in an Additional Credit Extension Amendment; provided that (i) the final maturity date of any Extended Term Loan or Extended L/C Commitment shall be no earlier than the then Latest Maturity Date applicable to the original Term Loans or L/C Commitments, respectively, at the time of Extension, (ii)(A) there shall be no scheduled amortization of the Extended L/C Commitments, (B) the Weighted Average Life to Maturity of any Extended Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Term Loans under the applicable Credit Facility not extended pursuant to such Extension Offer and (C) any Extended Term Loans may participate on a pro rata basis or on a less than pro rata basis (but not on a greater than pro rata basis) in any voluntary or mandatory prepayments or commitment reductions hereunder, as specified in the applicable Extension Offer, (iii) the L/C Disbursements pursuant to such Extended L/C Commitments and the Extended Term Loans will rank pari passu in right of payment and with respect to security with the Term Loans and none of the obligors

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or guarantors with respect thereto shall be a Person that is not a Credit Party, (iv) the interest rate margin, rate floors, fees, original issue discounts and premiums applicable to any Extended Term Loans or Extended L/C Commitments (and the letters of credit issued pursuant thereto) shall be determined by the Borrower and the lenders providing such Extended Term Loans or Extended L/C Commitments, as applicable and (v) to the extent the terms of the Extended Term Loans or the Extended L/C Commitments are inconsistent with the terms set forth herein (except as set forth in clause (i) through (iv) above), such terms shall be reasonably satisfactory to the Administrative Agent.

(d) In connection with any Extension, the Borrower, the Administrative Agent and each applicable extending Lender shall execute and deliver to the Administrative Agent an Additional Credit Extension Amendment and such other documentation as the Administrative Agent shall reasonably specify to evidence the Extension. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Extension. Any Additional Credit Extension Amendment may, without the consent of any other Lender, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to implement the terms of any such Extension Offer, including any amendments necessary to establish Extended Term Loans or Extended L/C Commitments as a new Class or tranche of Term Loans or Incremental L/C Commitments, as applicable, and such other technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the establishment of such new Class or tranche, in each case on terms not inconsistent with this Section 2.26).

(e) In the event that the Administrative Agent determines in its sole discretion that the allocation of Extended Term Loans of a given Extension Series or the Extended L/C Commitments of a given Extension Series, in each case to a given Lender was incorrectly determined as a result of manifest administrative error, then the Administrative Agent, the Borrower and such affected Lender may (and hereby are authorized to), in their sole discretion and without the consent of any other Lender, enter into an amendment to this Agreement and the other Credit Documents (each, a “Corrective Extension Amendment”) within 15 days following the determination of such error, as the case may be, which Corrective Extension Amendment shall (i) provide for the conversion and extension of Term Loans under the existing Term Loan Class or existing L/C Commitments, as the case may be, in such amount as is required to cause such Lender to hold Extended Term Loans or Extended L/C Commitments (and related letters of credit and L/C Disbursements) of the applicable Extension Series into which such other Term Loans or L/C Commitments were initially converted, as the case may be, in the amount such Lender would have held had such administrative error not occurred and had such Lender received the minimum allocation of the applicable Loans or Commitments to which it was entitled under the terms of such Extension Amendment, in the absence of such error, (ii) be subject to the satisfaction of such conditions as the Administrative Agent, the Borrower and such Lender may agree, and (iii) effect such other amendments of the type (with appropriate reference and nomenclature changes) described in the penultimate sentence of Section 2.26(d).

(f) This Section 2.26 shall supersede any provisions in Section 2.17 or Section 9.08 to the contrary.

Section 2.27 Credit Agreement Refinancing Facilities.

(a) The Borrower may, by written notice to the Administrative Agent from time to time, request Refinancing Term Loans to refinance all or a portion of any existing Class of Term Loans (the “Refinanced Term Loans”) in an aggregate principal amount not to exceed the aggregate principal amount of the Refinanced Term Loans plus any accrued interest, fees, costs and expenses related thereto (including any original issue discount or upfront fees). Such notice shall set forth (i) the amount of the

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applicable Refinanced Term Loans (which shall be in minimum increments of $1,000,000 and a minimum amount of $5,000,000) and (ii) the date on which the applicable Additional Credit Extension Amendment is to become effective (which shall not be less than 10 Business Days nor more than 60 days after the date of such notice (or such longer or shorter periods as the Administrative Agent shall agree)). The Borrower may seek Refinancing Term Loans from existing Lenders (each of which shall be entitled to agree or decline to participate in its sole discretion) or any Additional Lender.

(b) It shall be a condition precedent to the effectiveness of each Additional Credit Extension Amendment and the incurrence of any Refinancing Term Loans thereunder that (i) no Default or Event of Default shall have occurred and be continuing immediately prior to or immediately after giving effect to the incurrence of such Refinancing Term Loans, (ii) the representations and warranties set forth in Article 3 and in each other Credit Document shall be true and correct in all material respects on and as of the date such Additional Credit Extension Amendment becomes effective and the Refinancing Term Loans are made, (iii) the terms of the Refinancing Term Loans shall comply with Section 2.27(c) and (iv) substantially concurrently with the incurrence of any such Refinancing Term Loans, 100% of the proceeds thereof shall be applied to repay the Refinanced Term Loans (including accrued interest, fees and premiums (if any) payable in connection therewith).

(c) The terms of any Refinancing Term Loans shall be determined by the Borrower and the applicable lenders providing such Refinancing Term Loans and set forth in an Additional Credit Extension Amendment; provided that (i) the final maturity date of any Refinancing Term Loans shall not be earlier than 91 days after the maturity or termination date of the applicable Refinanced Term Loans, (ii) the Weighted Average Life to Maturity of the Refinancing Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Refinanced Term Loans, (iii) the Refinancing Term Loans will rank pari passu in right of payment and of security with the Revolving Loans and the Term Loans, none of the obligors or guarantors with respect thereto shall be a Person that is not a Credit Party, and such Refinancing Term Loans shall not be secured by any assets other than the Collateral, (iv) the Refinancing Term Loans may participate on a pro rata basis or on a less than pro rata basis (but not on a greater than pro rata basis) in any voluntary or mandatory prepayments or commitment reductions hereunder, as specified in the applicable Additional Credit Extension Amendment, (v) the interest rate margin, rate floors, fees, original issue discount and premiums applicable to the Refinancing Term Loans shall be determined by the Borrower and the applicable lenders providing such Refinancing Term Loans and (vi) to the extent the terms of the Credit Agreement Refinancing Facilities are inconsistent with the terms set forth herein (except as set forth in clause (i) through (v) above), such terms shall be reasonably satisfactory to the Administrative Agent.

(d) In connection with any Refinancing Term Loans incurred pursuant to this Section 2.27, the Borrower, the Administrative Agent and each applicable Lender or Additional Lender shall execute and deliver to the Administrative Agent an Additional Credit Extension Amendment and such other documentation as the Administrative Agent shall reasonably specify to evidence such Refinancing Term Loans. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Additional Credit Extension Amendment. Any Additional Credit Extension Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.27, including any amendments necessary to establish the applicable Refinancing Term Loans as a new Class or tranche of Term Loans and such other technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the establishment of such Classes or tranches (including to preserve the pro rata treatment of the refinanced and non-refinanced tranches), in each case on terms consistent with this Section 2.27. The Administrative Agent and the Lenders hereby agree that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence.

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(e) This Section 2.27 shall supersede any provisions in Section 2.17 or Section 9.08 to the contrary.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

In order to induce the Lenders to enter into this Agreement and to make the Loans, the Borrower makes the following representations and warranties, in each case after giving effect to the Transactions, all of which shall survive the execution and delivery of this Agreement and the Notes and the making of the Loans, with the occurrence of the Closing Date being deemed to constitute a representation and warranty that the matters specified in this Article 3 are true and correct in all material respects on and as of the Closing Date.

Section 3.01 Company Status. The Borrower and each of the Restricted Subsidiaries (i) is a duly organized and validly existing Company in good standing under the laws of the jurisdiction of its organization, (ii) has the Company power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and (iii) is duly qualified and is authorized to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its property or the conduct of its business requires such qualifications, except to the extent all failures with respect to the foregoing clauses (i) and (ii) (other than, in the case of clauses (i) and (ii), with respect to the Borrower) and (iii) could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.02 Power and Authority. Each Credit Party has the Company power and authority to execute, deliver and perform its obligations under each of the Credit Documents to which it is party and, in the case of the Borrower, to borrow hereunder, and has taken all necessary Company action to authorize the execution, delivery and performance by it of each of such Credit Documents. Each Credit Party has duly executed and delivered each of the Credit Documents to which it is party, and each of such Credit Documents constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought by proceedings in equity or at law).

Section 3.03 No Violation. The execution, delivery and performance of this Agreement and the other Credit Documents, the borrowings hereunder and the use of the proceeds thereof will not (i) contravene any provision of any law, statute, rule or regulation or any order, writ, injunction or decree of any court or Governmental Authority, (ii) (x) violate or result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or give rise to any right to accelerate or to require the prepayment, repurchase of redemption of any obligation under, or (y) result in the creation or imposition of (or the obligation to create or impose) any Lien (except pursuant to the Security Documents) upon any of the property or assets of any Credit Party or any Restricted Subsidiary pursuant to the terms of, any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other agreement, contract or instrument, in each case to which any Credit Party or any Restricted Subsidiary is a party or by which it or any its property or assets is bound or to which it may be subject or (iii) violate any provision of the certificate or articles of incorporation, certificate of formation, limited liability company agreement or by-laws (or equivalent organizational documents), as applicable, of any Credit Party or any Restricted Subsidiary, except to the extent all violations or contraventions with respect to the foregoing clauses (i) and (ii)(x) could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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Section 3.04 Approvals. Except as could not reasonably be expected to have a Material Adverse Effect, no order, consent, approval, license, authorization or validation of, or filing, recording or registration with (except for (x) those that have otherwise been obtained or made on or prior to the Closing Date and which remain in full force and effect on the Closing Date and (y) filings which are necessary to perfect the security interests or liens created under the Security Documents), or exemption or other action by, any Governmental Authority is required to be obtained or made by, or on behalf of, any Credit Party to authorize, or is required to be obtained or made by, or on behalf of, any Credit Party in connection with, the execution, delivery and performance of any Credit Document or the legality, validity, binding effect or enforceability of any such Credit Document.

Section 3.05 Financial Statements; Financial Condition; Undisclosed Liabilities. (a) (i) The audited consolidated balance sheets of the Borrower and its Subsidiaries at December 31, 2014, December 31, 2015 and December 31, 2016 and the related consolidated statements of income and cash flows and changes in stockholder’s equity of the Borrower for the three fiscal years of the Borrower ended on such dates, in each case furnished to the Administrative Agent for delivery to the Lenders prior to the Closing Date, present fairly in all material respects the consolidated financial position of the Borrower and its Subsidiaries at the dates of said financial statements and the results of operations for the respective periods covered thereby except as set forth on Schedule 3.05 and (ii) the unaudited consolidated balance sheet of the Borrower as at [September 30, 2017] and the related consolidated statements of income and cash flows and changes in stockholders’ equity of the Borrower for the nine-month period ended on such date, in each case furnished to the Lenders prior to the Closing Date, present fairly in all material respects the consolidated financial condition of the Borrower and its Subsidiaries at the date of said financial statements and the results of operations for the respective periods covered thereby, subject to normal year-end adjustments and the absence of footnotes. All such financial statements have been prepared in accordance with GAAP consistently applied except to the extent provided in the notes to said financial statements and subject, in the case of the unaudited financial statements, to normal year-end audit adjustments and the absence of footnotes.

(b) [Reserved].

(c) On and as of the Closing Date, and after giving effect to the Transactions and to all Indebtedness (including the Loans) being incurred or assumed and Liens created by the Credit Parties in connection therewith, (i) the sum of the fair value of the assets, at a fair valuation, of the Credit Parties (taken as a whole) will exceed their debts, (ii) the sum of the present fair salable value of the assets of the Credit Parties (taken as a whole) will exceed the amount that will be required to pay their debts as such debts become absolute and matured, (iii) the Credit Parties (taken as a whole) have not incurred and do not intend to incur debts beyond their ability to pay such debts as such debts mature, and (iv) the Credit Parties (taken as a whole) will have sufficient capital with which to conduct their businesses. For purposes of this Section 3.05(c), “debt” means any liability on a claim, and “claim” means (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured or (b) right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

(d) Except as reflected in the financial statements delivered pursuant to Section 3.05(a), and except for the Indebtedness incurred under this Agreement or otherwise incurred in the ordinary course of business, there were as of the Closing Date no liabilities or obligations that would be required to be

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reflected in the consolidated financial statements of the Borrower and its Subsidiaries by GAAP with respect to the Borrower or any of its Subsidiaries of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether or not due) which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(e) [Reserved].

(f) After giving effect to the Transactions, since the Closing Date, there has been no change in the business, operations, property, assets or financial condition of the Borrower or any of its Restricted Subsidiaries that either, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect.

Section 3.06 Litigation. Except as set forth on Schedule 3.06, there are no actions, suits or proceedings at law or in equity pending or, to the Knowledge of the Borrower, threatened (i) with respect to any Credit Document or (ii) that has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

Section 3.07 True and Complete Disclosure. All written information (taken as a whole) (including, without limitation, all information contained in the Credit Documents) for purposes of or in connection with this Agreement, the other Credit Documents or any transaction contemplated herein or therein is, and all other such factual information (taken as a whole) hereafter furnished by or on behalf of the Borrower in writing to the Administrative Agent or any Lender will be, complete and correct in all material respects on the date as of which such information is dated or certified and does not or will not contain any untrue statement of a material fact or omit a material fact necessary to make such information (taken as a whole) not misleading in any material respect at such time in light of the circumstances under which such information was provided (giving effect to all supplements and updates provided thereto prior to the Closing Date); provided that no representation is made with respect to information of a general economic or general industry nature.

Section 3.08 Use of Proceeds; Margin Regulations. (a) All proceeds of the Loans will be used by the Borrower only for the purposes specified in the introductory statement to the Agreement.

(b) No part of any Loan (or the proceeds thereof) will be used to purchase or carry any Margin Stock or to extend credit for the purpose of purchasing or carrying any Margin Stock. Neither the making of any Loan nor the use of the proceeds thereof will, whether directly or indirectly, and whether immediately, incidentally or ultimately, violate or be inconsistent with the provisions of Regulation T, U or X.

Section 3.09 Tax Returns and Payments. Except as set forth on Schedule 3.09, (i) the Borrower and each of the Restricted Subsidiaries has timely filed or caused to be timely filed with the appropriate taxing authority all material federal, state, local and foreign returns, statements, forms and reports for taxes (the “Returns”) required to be filed by, or with respect to the income, properties or operations of, the Borrower and/or any Restricted Subsidiary, (ii) the Borrower and each of the Restricted Subsidiaries has paid all material taxes and assessments payable by it which have become due, other than those that are being contested in good faith and adequately disclosed and fully provided for on the financial statements of the Borrower and the Restricted Subsidiaries in accordance with GAAP and (iii) except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no action, suit, proceeding, investigation, audit or claim now pending or, to the Knowledge of the Borrower or any Restricted Subsidiary, threatened by any authority regarding any taxes relating to the Borrower or any Restricted Subsidiary.

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Section 3.10 Compliance with ERISA. Each Plan is in compliance in all material respects with the applicable provisions of ERISA and the Code except for non-compliance which, in the aggregate, would not have a Material Adverse Effect. No ERISA Event has occurred within the past five years or is reasonably expected to occur that, when taken together with all other ERISA Events that have occurred or are reasonably likely to occur, could reasonably be expected to have a Material Adverse Effect.

Section 3.11 Security Documents. (a) The provisions of the Security Agreement are effective to create in favor of the Collateral Agent for the benefit of the Secured Creditors a legal, valid and enforceable security interest in all right, title and interest of the Credit Parties in the Security Agreement Collateral described therein, and the Collateral Agent, for the benefit of the Secured Creditors, has a fully perfected security interest in all right, title and interest in all of the Security Agreement Collateral described therein to the extent required thereunder (other than (i) any Security Agreement Collateral consisting of cash not contained in a deposit account or securities account not subject to the “control” (as defined under the UCC) of the Collateral Agent, (ii) any Security Agreement Collateral consisting of deposit accounts not subject to the “control” (as defined under the UCC) of the Collateral Agent and (iii) any other Security Agreement Collateral to the extent perfection steps are not required to be taken pursuant to the Security Agreement with respect to such Security Agreement Collateral), subject to no other Liens other than Permitted Liens. The recordation of (x) the Grant of Security Interest in U.S. Patents, if applicable and (y) the Grant of Security Interest in U.S. Trademarks, if applicable, in the respective form attached to the Security Agreement, in each case in the United States Patent and Trademark Office, together with filings on Form UCC-1 made pursuant to the Security Agreement, will create, as may be perfected by such filings and recordation, a perfected security interest in the United States trademarks and patents covered by the Security Agreement, and the recordation of the Grant of Security Interest in U.S. Copyrights, if applicable, in the form attached to the Security Agreement with the United States Copyright Office, together with filings on Form UCC-1 made pursuant to the Security Agreement, will create, as may be perfected by such filings and recordation, a perfected security interest in the United States copyrights covered by the Security Agreement.

(b) The security interests created under the Pledge Agreement in favor of the Collateral Agent, as Pledgee, for the benefit of the Secured Creditors, constitute perfected security interests in the Pledge Agreement Collateral described in the Pledge Agreement, subject to no security interests of any other Person, other than Liens in favor of holders of Permitted External Refinancing Debt and any Permitted Refinancing thereof.

(c) After the execution, delivery and recordation thereof, in the offices specified on Schedule 3.11(c), or, if delivered pursuant to Section 5.12, in the recording office specified by Borrower, each Mortgage will create, as security for the obligations purported to be secured thereby, a valid and enforceable perfected security interest in and mortgage lien on all right, title and interest of the Credit Parties in and to the respective Mortgaged Property (to the extent such Mortgaged Property constitutes real property or any interest in real property) in favor of the Collateral Agent (or such other trustee as may be required or desired under local law) for the benefit of the Secured Creditors, superior and prior to the rights of all third Persons (except that the security interest and mortgage lien created on such Mortgaged Property may be subject to the Permitted Encumbrances related thereto) and subject to no other Liens (other than Permitted Encumbrances related thereto).

Section 3.12 Properties. All Real Property (other than REO Assets) owned by a Credit Party as of the Closing Date, with a book value as of [September 30, 2017] of at least $5,000,000, is set forth on Schedule 3.12. Except as set forth on Schedule 3.12, the Borrower and each of the Restricted Subsidiaries has a valid and marketable title to all material properties (and to all buildings, fixtures and improvements located thereon) owned by it, and a valid leasehold interest in the material properties leased by it, in each case free and clear of all Liens other than Permitted Liens.

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Section 3.13 Capitalization. The authorized Equity Interests of the Borrower consists solely of Qualified Equity Interests. All outstanding Equity Interests of the Borrower have been duly and validly issued, are fully paid and non-assessable and have been issued free of preemptive rights.

Section 3.14 Subsidiaries. On and as of the Closing Date, (a) the Borrower has no Subsidiaries other than those Subsidiaries listed on Schedule 3.14 and (b) Schedule 3.14 sets forth the percentage ownership (direct and indirect) of the Borrower in each class of Equity Interests of each of its Subsidiaries and also identifies the direct owner thereof. All outstanding Equity Interests of each Subsidiary of the Borrower have been duly and validly issued and are fully paid (except as such rights may arise under mandatory provisions of applicable statutory law that may not be waived or otherwise agreed) and have been issued free of preemptive rights, and no Subsidiary of the Borrower has outstanding any securities convertible into or exchangeable for its Equity Interests or outstanding any right to subscribe for or to purchase, or any options or warrants for the purchase of, or any agreement providing for the issuance (contingent or otherwise) of or any calls, commitments or claims of any character relating to, its Equity Interests or any stock appreciation or similar rights except as set forth on Schedule 3.14.

Section 3.15 Compliance with Statutes, Etc. The Borrower and each of the Restricted Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities in respect of the conduct of its business and the ownership of its property (including, without limitation, applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except such non-compliances as could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.16 Investment Company Act. Neither the Borrower nor any Restricted Subsidiary is required to register as an “investment company”, or is subject to regulation, under the Investment Company Act of 1940, as amended.

Section 3.17 Insurance. Schedule 3.17 sets forth a listing of all material insurance maintained by the Borrower and the Restricted Subsidiaries as of the Closing Date, with the amounts insured (and any deductibles) set forth therein. As of the Closing Date, such insurance is in full force and effect and all premiums have been duly paid. The Borrower and the Restricted Subsidiaries have insurance in such amounts and covering such risks and liabilities as are in accordance with normal industry practice.

Section 3.18 Environmental Matters. (a) The Borrower and each of its Subsidiaries is and has been in compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws. There are no pending or, to the Knowledge of the Borrower, threatened Environmental Claims against the Borrower or any of its Subsidiaries or any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries (including any such claim arising out of the ownership, lease or operation by the Borrower or any of its Subsidiaries of any Real Property formerly owned, leased or operated by the Borrower or any of its Subsidiaries). To the Knowledge of the Borrower there are no facts, circumstances, conditions or occurrences with respect to the Borrower or any of its Subsidiaries, or any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries (including any Real Property formerly owned, leased or operated by the Borrower or any of its Subsidiaries) or any other property that could be reasonably expected (i) to form the basis of any liability under Environmental Law or an Environmental Claim against the Borrower or any of its Subsidiaries or any such Real Property owned, leased or operated by the Borrower or any of its Subsidiaries or (ii) to cause any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries to be subject to any restrictions on the ownership, lease, occupancy, use or transferability of such Real Property by the Borrower or any of its Subsidiaries under any applicable Environmental Law.

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(b) Hazardous Materials have not at any time been generated, used, treated or stored on, or transported to or from, or Released on, to, or from, any Real Property presently or formerly owned, leased or operated by the Borrower or any of its Subsidiaries or, to the Knowledge of the Borrower, any other property, where such generation, use, treatment, storage, transportation or Release has violated or could be reasonably expected to violate any applicable Environmental Law or give rise to an Environmental Claim or any liability under Environmental Law.

(c) Notwithstanding anything to the contrary in this Section 3.18, the representations and warranties made in this Section 3.18 shall be untrue only if the effect of any or all facts, circumstances, occurrences, conditions, violations, claims, restrictions, failures, liabilities or noncompliances of the types described above could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.19 Employment and Labor Relations. Neither the Borrower nor any Restricted Subsidiary is engaged in any unfair labor practice that could reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect. There is (i) no unfair labor practice complaint pending against the Borrower or any Restricted Subsidiary or, to the Knowledge of the Borrower, threatened against any of them, before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Borrower or any Restricted Subsidiary or, to the Knowledge of the Borrower, threatened against any of them, (ii) no strike, labor dispute, slowdown or stoppage pending against the Borrower or any Restricted Subsidiary or, to the Knowledge of the Borrower, threatened against the Borrower or any Restricted Subsidiary, (iii) no union representation question exists with respect to the employees of the Borrower or any Restricted Subsidiary, (iv) no equal employment opportunity charges or other claims of employment discrimination are pending or, to the Knowledge of the Borrower, threatened against the Borrower or any Restricted Subsidiary and (v) no wage and hour department investigation has been made of the Borrower or any Restricted Subsidiary, except (with respect to any matter specified in clauses (i) – (v) above, either individually or in the aggregate) such as could not reasonably be expected to have a Material Adverse Effect.

Section 3.20 Intellectual Property, Etc. The Borrower and each of the Restricted Subsidiaries owns or has the right to use all the patents, permits, trademarks, domain names, service marks, trade names, copyrights, licenses, franchises, inventions, trade secrets, proprietary information and know-how of any type, whether or not written (including, but not limited to, rights in computer programs and databases) and formulas, or rights with respect to the foregoing, necessary for the present conduct of its business, without any known conflict with the rights of others which, or the failure to own or have which, as the case may be, could reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect.

Section 3.21 Indebtedness. Schedule 3.21 sets forth a list of all Indebtedness (including Contingent Obligations, but excluding intercompany Indebtedness solely between or among the Credit Parties and Indebtedness that is otherwise permitted under this Agreement (other than under Section 6.04(ii)) (it being understood that the representation set forth in this Section 3.21 shall not be deemed to be incorrect to the extent that Indebtedness in an aggregate amount not exceeding $10,000,000 is not reflected on Schedule 3.21)) of the Borrower and the Restricted Subsidiaries as of the Closing Date and which is to remain outstanding after giving effect to the Transactions (excluding the Loans, the “Existing Indebtedness”), in each case showing the aggregate principal amount thereof and the name of the respective borrower and any Credit Party or any Restricted Subsidiary which directly or indirectly guarantees such debt.

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Section 3.22 Anti-Terrorism Law. (a) Neither the Borrower nor any Restricted Subsidiary is in violation of any legal requirement relating to any laws with respect to terrorism or money laundering (“Anti-Terrorism Laws”), including Executive Order No. 13224 on Terrorist Financing effective September 24, 2001 (the “Executive Order”) and the USA PATRIOT Act. Neither the Borrower nor any Restricted Subsidiary and, to the Knowledge of the Borrower, no agent of the Borrower or any Restricted Subsidiary acting on behalf of the Borrower or any Restricted Subsidiary or any director, officer, employee or Affiliate of the Borrower or any of its Restricted Subsidiaries, as the case may be, is any of the following:

(i) a Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;

(ii) a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;

(iii) a Person with which any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;

(iv) a Person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or

(v) a Person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) at its official website or any replacement website or other replacement official publication of such list.

(b) Neither the Borrower nor any of the Restricted Subsidiaries and, to the Knowledge of the Borrower, no agent of the Borrower or any Restricted Subsidiary acting on behalf of the Borrower or any Restricted Subsidiary, as the case may be, (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of a Person described in Section 3.22(a), (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order, or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

(c) The Borrower will not directly or indirectly use the proceeds of the Loans or otherwise make available such proceeds to any Person, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

Section 3.23 [Reserved].

Section 3.24 [Reserved].

Section 3.25 [Reserved].

Section 3.26 Foreign Corrupt Practices Act. The Borrower, each Restricted Subsidiary and each of their directors, officers, agents, employees, and any person acting for or on behalf of the Borrower or any Restricted Subsidiary has complied with, and will comply with, the U.S. Foreign Corrupt Practices Act, as amended from time to time, or any other applicable anti-bribery or anti-corruption law, and it and they have not made, offered, promised, or authorized, and will not make, offer, promise, or authorize, whether directly or indirectly, any payment, of anything of value to: (i) an executive, official, employee or

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agent of a governmental department, agency or instrumentality, (ii) a director, officer, employee or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the International Monetary Fund or the World Bank) (“Government Official”); while knowing or having a reasonable belief that all or some portion will be used for the purpose of: (a) influencing any act, decision or failure to act by a Government Official in his or her official capacity, (b) inducing a Government Official to use his or her influence with a government or instrumentality to affect any act or decision of such government or entity, or (c) securing an improper advantage; in order to obtain, retain, or direct business.

ARTICLE 4

CONDITIONS OF LENDING

Section 4.01 Conditions Precedent. The obligations of the Lenders to make Loans hereunder are subject to the satisfaction of the following conditions on the Closing Date:

(a) The Administrative Agent shall have received, on behalf of itself and the Lenders, a favorable written opinion of (i) Weil, Gotshal & Manges LLP, counsel for the Borrower, and (ii) each counsel listed on Schedule 4.02(a), each such opinion to be in form and substance reasonably satisfactory to the Administrative Agent, in each case (A) dated the Closing Date, (B) addressed to the Administrative Agent and the Lenders, and (C) covering such matters relating to the Credit Documents and the Transactions as the Administrative Agent shall reasonably request, and the Borrower hereby requests such counsel to deliver such opinions.

(b) The Administrative Agent shall have received (i) a copy of the certificate or articles of incorporation or other equivalent formation document, including all amendments thereto, of each Credit Party, certified as of a recent date by the Secretary of State (or other similar official) of the state of its organization, and a certificate as to the good standing of each Credit Party as of a recent date, from such Secretary of State; (ii) a certificate of the Secretary or Assistant Secretary of each Credit Party dated the Closing Date and certifying (A) that attached thereto is a true and complete copy of the by-laws, partnership agreement, limited liability company agreement, memorandum and articles of association or other equivalent governing document of such Credit Party as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (B) below, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors (or equivalent governing body) of such Credit Party authorizing the execution, delivery and performance of the Credit Documents to which such Person is a party and, in the case of the Borrower, the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect on the Closing Date, (C) that the certificate or articles of incorporation or other equivalent formation document of such Credit Party has not been amended since the date of the last amendment thereto furnished pursuant to clause (i) above, and (D) as to the incumbency and specimen signature of each officer executing any Credit Document or any other document delivered in connection herewith on behalf of such Credit Party; and (iii) the certificate referred to in the foregoing clause (ii) shall contain a certification by an Authorized Officer of such Credit Party as to the incumbency and specimen signature of the Secretary or Assistant Secretary executing such certificate pursuant to clause (ii) above.

(c) The Administrative Agent shall have received a certificate, dated the Closing Date and signed by an Authorized Officer of the Borrower, confirming compliance with the conditions precedent set forth in clauses (h) and (i) of this Section 4.01.

(d) The Administrative Agent and each Lender shall have received all Fees and other amounts due and payable on or prior to the Closing Date, including, to the extent invoiced,

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reimbursement or payment of all out of pocket expenses required to be reimbursed or paid by the Borrower hereunder, under any other Credit Document or under the Fee Letter referred to therein (including reasonable fees and expenses of counsel).

(e) The Borrower shall have duly authorized, executed and delivered this Agreement, and each other party to this Agreement shall have executed and delivered this Agreement, and this Agreement shall be in full force and effect.

(f) The Administrative Agent (or its counsel) shall have received from each Credit Party either (i) a counterpart of the Master Reaffirmation Agreement and the Security Agreement Amendment, in each case, signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include facsimile or other electronic transmission of a signed counterpart of the Master Reaffirmation Agreement and the Security Agreement Amendment) that such party has signed a counterpart of the Master Reaffirmation Agreement and the Security Agreement Amendment.

(g) The Administrative Agent shall have received:

(i) evidence reasonably satisfactory to it as to the proper filing of financing statements (Form UCC-1 or the equivalent) in each jurisdiction as may be necessary or, in the reasonable opinion of the Collateral Agent, desirable, to perfect the security interests purported to be created by the Security Agreement;

(ii) certified copies of requests for information or copies (Form UCC-11), or equivalent reports as of a recent date, listing all effective financing statements that name the Borrower or any Restricted Subsidiary as debtor and that are filed in the jurisdictions referred to in clause (i) above and in such other jurisdictions in which Collateral is located on the Closing Date, together with copies of such other financing statements that name the Borrower or any Restricted Subsidiary as debtor (none of which shall cover any of the Collateral except (x) to the extent evidencing Permitted Liens or (y) those in respect of which the Collateral Agent shall have received termination statements (Form UCC-3) or such other termination statements as shall be required by local law fully executed for filing);

(iii) evidence of the completion of all other recordings and filings of, or with respect to, the Security Agreement (other than to the extent such actions are required or permitted to be performed after the Closing Date) as may be necessary or, in the reasonable opinion of the Collateral Agent, desirable, to perfect the security interests intended to be created by the Security Agreement; and

(iv) evidence that all other actions necessary or, in the reasonable opinion of the Collateral Agent, desirable to perfect and protect the security interests purported to be created by the Security Agreement have been taken (other than to the extent such actions are required or permitted to be performed after the Closing Date), and the Security Agreement shall be in full force and effect.

(h) The representations and warranties set forth in Article 3 and in each other Credit Document shall be true and correct in all material respects on and as of the Closing Date after giving effect to the Transactions with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date.

(i) As of, and immediately after the Closing Date, after giving effect to the Transactions, no Default or Event of Default shall have occurred and be continuing.

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(j) Immediately after giving effect to the Consummation of the Plan of Reorganization, the Transactions and the other transactions contemplated hereby, the Borrower and the Restricted Subsidiaries shall have outstanding no Indebtedness for borrowed money or Preferred Equity other than Indebtedness outstanding under this Agreement, the Convertible Preferred Stock, the Second Lien Senior Subordinated PIK Toggle Notes, indebtedness listed on Schedule 3.21, other Indebtedness permitted to be incurred under this Agreement and Qualified Equity Interests.

(k) The Lenders shall have received the financial statements referred to in Section 3.05.

(l) The Administrative Agent shall have received a certificate from the chief financial officer of the Borrower substantially in the form attached hereto as Exhibit K certifying that the Borrower and its subsidiaries, on a consolidated basis after giving effect to the Transactions to occur on the Closing Date, are solvent.

(m) The Administrative Agent shall have received, at least five Business Days prior to the Closing Date, to the extent requested, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act.

(n) The Administrative Agent shall have received a copy of each of (i) the Second Lien Senior Subordinated PIK Toggle Notes, the Second Lien Senior Subordinated PIK Toggle Notes Indenture and each other Second Lien Senior Subordinated PIK Toggle Notes Document and (ii) the First Lien/Second Lien Intercreditor Agreement, in each case, duly executed by the parties party thereto and effective as of the Plan Effective Date.

(o) The Administrative Agent shall have received a copy of, or a certificate as to coverage under, the insurance policies required by Section 5.03 and the applicable provisions of the Security Documents, each of which shall be endorsed or otherwise amended to include a customary lender’s loss payable endorsement and to name the Collateral Agent as additional insured, in form and substance reasonably satisfactory to the Administrative Agent.

(p) The Confirmation Order shall have been entered in accordance with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, any applicable orders of the Bankruptcy Court and any applicable local rules.

(q) The Confirmation Order shall be in full force and effect and shall not, without the consent of the Required Lenders, have been stayed, reversed, modified or amended, and shall not be subject to a motion to stay.

(r) The Consummation of the Plan of Reorganization in accordance with its terms shall occur on the Closing Date, substantially simultaneously with the deemed making of the Tranche B Term Loans pursuant to Section 2.01.

(s) The Administrative Agent shall have received fully executed [Deposit Account Control Agreements] governing each deposit account of the Credit Parties, to the extent required by the Security Agreement.3

[3]	Note to Draft: To include post-closing obligation to deliver control agreements to the extent not available on or prior to the Closing Date.

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ARTICLE 5

AFFIRMATIVE COVENANTS

The Borrower covenants and agrees with each Lender that so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Credit Document shall have been paid in full (other than contingent indemnification obligations for which no claim has been made) (the date on which all such conditions are satisfied, the “Termination Date”), unless the Required Lenders shall otherwise consent in writing:

Section 5.01 Information Covenants. The Borrower will furnish to the Administrative Agent which will promptly furnish to each Lender:

(a) [Reserved].

(b) Quarterly Financial Statements. Within 45 days after the end of the first three fiscal quarters of each fiscal year of the Borrower, (i) its consolidated balance sheet and related statements of comprehensive income as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year and related statements of stockholders’ equity and cash flows as of the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding prior period or periods (or in the case of the balance sheet, as of the end of the previous fiscal year, and, in the case of the statement of shareholders’ equity, no comparative disclosure), all of which shall be certified by an Authorized Officer of the Borrower that they fairly present in all material respects in accordance with GAAP the financial condition of the Borrower and its Subsidiaries as of the dates indicated and the results of their operations for the periods indicated, subject to normal year-end audit adjustments and the absence of footnotes and (ii) the information set forth on Schedule 5.01 for such quarterly period, which shall be certified as being true and correct in all material respects by an Authorized Officer of the Borrower.

(c) Annual Financial Statements. Within 90 days after the end of each fiscal year of the Borrower, (i) the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year and the related consolidated statements of income and stockholders’ equity and statement of cash flows for such fiscal year setting forth comparative figures where applicable for the preceding fiscal year and reported on by Ernst & Young LLP or other independent certified public accountants of recognized national standing (which report shall be without a “going concern” or like qualification or exception and without any qualification or exception as to scope of audit), together with a report of such accounting firm stating that in the course of its regular audit of the financial statements of the Borrower and its Subsidiaries, which audit was conducted in accordance with generally accepted auditing standards, such accounting firm obtained no knowledge of any Default or an Event of Default relating to financial or accounting matters which has occurred and is continuing or, if such accounting firm obtained knowledge of such a Default or an Event of Default, a statement as to the nature thereof, in each case only to the extent that such accounting firm is not restricted or prohibited from doing so by its internal policies or accounting rules or guidelines generally) and (ii) the information set forth on Schedule 5.01 for such fiscal year, which shall be certified as being true and correct in all material respects by an Authorized Officer of the Borrower.

(d) Unrestricted Subsidiaries. At any time the Borrower has designated any of its Subsidiaries as Unrestricted Subsidiaries pursuant to Section 5.21, simultaneously with the delivery of each set of consolidated financial statements referred to in Sections 5.01(b) and (c), the related consolidating financial statements reflecting the adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements.

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(e) [Reserved].

(f) Officer’s Certificates. At the time of the delivery of the financial statements provided for in Sections 5.01(b) and (c), a compliance certificate from an Authorized Officer of the Borrower substantially in the form of Exhibit G certifying on behalf of the Borrower that, to such officer’s knowledge after due inquiry, no Default or Event of Default has occurred and is continuing or, if any Default or Event of Default has occurred and is continuing, specifying the nature and extent thereof, which certificate shall (i) set forth in reasonable detail the calculations required to establish whether the Borrower and the Restricted Subsidiaries were in compliance with the provisions of Section 2.13(b), Section 2.13(c) and Section 2.13(e) and Section 6.07, Section 6.08 and Section 6.09, inclusive, at the end of such fiscal quarter or year, as the case may be, (ii) if delivered with the financial statements required by Section 5.01(c), set forth in reasonable detail the amount of (and the calculations required to establish the amount of) Excess Cash Flow for the respective Excess Cash Flow Payment Period, (iii) set forth a list of all Immaterial Subsidiaries and Unrestricted Subsidiaries, (iv) certify that there have been no changes to Schedules 1 through 8 of the Security Agreement and Annexes A through G of the Pledge Agreement, in each case since the Closing Date or, if later, since the date of the most recent certificate delivered pursuant to this Section 5.01(f), or if there have been any such changes, a list in reasonable detail of such changes (but, in each case with respect to this clause (iv), only to the extent that such changes are required to be reported to the Collateral Agent pursuant to the terms of such Security Documents) and whether the Borrower and the other Credit Parties have otherwise taken all actions required to be taken by them pursuant to such Security Documents in connections with any such changes and (v) include a reaffirmation by the Borrower of its obligations under the Credit Documents.

(g) Notice of Default, Litigation and Material Adverse Effect. Promptly, and in any event within three Business Days after any Authorized Officer obtains knowledge thereof, notice of (i) the occurrence of any event which constitutes a Default or an Event of Default, specifying the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto, (ii) any litigation or governmental investigation or proceeding pending, or any threat or notice of intention of any Person to file or commence any litigation or governmental investigation or proceeding, against the Borrower or any of its Subsidiaries (x) which, either individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect or (y) with respect to any Credit Document and (iii) any other event, change or circumstance that has had, or could reasonably be expected to have, a Material Adverse Effect.

(h) Other Reports and Filings. Promptly after the filing or delivery thereof, copies of all financial information, proxy materials and reports, if any, which the Borrower or any of its Subsidiaries shall publicly file with the Securities and Exchange Commission or any successor thereto (the “SEC”) (which delivery requirement shall be deemed satisfied by the posting of such information, materials or reports on EDGAR or any successor website maintained by the SEC so long as the Administrative Agent shall have been promptly notified in writing by the Borrower of the posting thereof) or deliver to holders (or any trustee, agent or other representative therefor) of any Qualified Equity Interests of the Borrower, or any of its other material Indebtedness pursuant to the terms of the documentation governing the same.

(i) Notice under Designated Material Contracts. Promptly following the occurrence of, or receipt by, as applicable, the Borrower or any of its Subsidiaries thereof, (i) notice of a reasonable expectation of termination of any Designated Material Contract, (ii) notice of actual termination of any Designated Material Contract and (iii) written notice of an event which if uncured could give rise to a termination event under any Designated Material Contract.

(j) Patriot Act Information. Promptly following the Administrative Agent’s or any Lender’s request therefor, all documentation and other information that the Administrative Agent or any Lender reasonably requests in order to comply with its on-going obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act.

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(k) [Reserved].

(l) [Reserved].

(m) [Reserved].

(n) Other Information. From time to time, such other information or documents (financial or otherwise) with respect to the Borrower or any of its Subsidiaries as the Administrative Agent or the Required Lenders (through the Administrative Agent) may reasonably request.

Section 5.02 Books, Records and Inspections. The Borrower will, and will cause each of the Restricted Subsidiaries to, keep proper books of record and accounts in which full, true and correct entries in conformity with GAAP and all requirements of law shall be made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each of the Restricted Subsidiaries to, permit officers and designated representatives of the Administrative Agent or the Required Lenders to visit and inspect, under guidance of officers of the Borrower or such Restricted Subsidiary, any of the properties of the Borrower or such Restricted Subsidiary, and to examine the books of account of the Borrower or such Restricted Subsidiary and discuss the affairs, finances and accounts of the Borrower or such Restricted Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, all upon reasonable prior notice and at such reasonable times and intervals and to such reasonable extent as the Administrative Agent or the Required Lenders may reasonably request; provided that, excluding any such visits and inspections during the continuation of an Event of Default, only the Administrative Agent on behalf of the Lenders may exercise visitation and inspection rights of the Administrative Agent and the Lenders under this sentence.

Section 5.03 Maintenance of Property; Insurance. (a) The Borrower will, and will cause each of the Restricted Subsidiaries to, (i) keep all material property necessary to the business of the Borrower and the Restricted Subsidiaries in good working order and condition, ordinary wear and tear excepted and subject to the occurrence of casualty events, (ii) maintain with financially sound and reputable insurance companies insurance on all such property and against all such risks as is consistent and in accordance with industry practice for companies similarly situated owning similar properties and engaged in similar businesses as the Borrower and the Restricted Subsidiaries, and (iii) furnish to the Administrative Agent, upon its request therefor, full information as to the insurance carried. Such insurance to the extent consistent with the foregoing shall include physical damage insurance on all real and personal property (whether now owned or hereafter acquired) on an all risk basis and business interruption insurance.

(b) The Borrower will, and will cause each of the Restricted Subsidiaries to, at all times keep its material property insured in favor of the Collateral Agent, and shall ensure (or, with respect of clauses (ii) and (iii) below, use commercially reasonable efforts to ensure) that all policies or certificates (or certified copies thereof) with respect to such insurance (and any other insurance maintained by the Borrower and/or such Restricted Subsidiaries) (i) be endorsed to the Collateral Agent’s reasonable satisfaction for the benefit of the Collateral Agent (including, without limitation, by naming the Collateral Agent as loss payee and/or additional insured), (ii) state that the insurers under such insurance policies shall endeavor to provide at least 15 days’ prior written notice of the cancellation thereof by the respective insurer to the Collateral Agent, (iii) provide that the respective insurers irrevocably waive any and all rights of subrogation with respect to the Collateral Agent and the other Secured Creditors, and (iv) be delivered to the Collateral Agent.

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(c) If the Borrower or any Restricted Subsidiary shall fail to maintain insurance in accordance with this Section 5.03, or if the Borrower or any Restricted Subsidiary shall fail to so endorse and deposit all policies or certificates with respect thereto, the Administrative Agent shall have the right (but shall be under no obligation) to procure such insurance and the Borrower agrees to reimburse the Administrative Agent for all costs and expenses of procuring such insurance, provided that the Administrative Agent shall furnish written notice to the Borrower of its intent to procure such insurance.

(d) If at any time the area in which the buildings or other improvements (as defined in the applicable Mortgages) in respect of any Mortgaged Property are located is designated (1) a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), the Borrower shall obtain flood insurance in such total amount as the Administrative Agent, the Collateral Agent or the Required Lenders may from time to time reasonably require, and otherwise comply with the NFIP as set forth in the Flood Disaster Protection Act of 1973, as it may be amended from time to time, or (2) a “Zone 1” area, the Borrower shall obtain earthquake insurance in such total amount as the Administrative Agent, the Collateral Agent or the Required Lenders may from time to time reasonably require. Following the Closing Date, the Borrower shall deliver to the Collateral Agent annual renewals of each flood insurance policy or annual renewals of each force-placed flood insurance policy, as applicable. In connection with any amendment to this Agreement pursuant to which any increase, extension, or renewal of Loans is contemplated, the Borrower shall cause to be delivered to the Collateral Agent for any Mortgaged Property, a Flood Determination Form, Borrower Notice and Evidence of Flood Insurance, as applicable.

(e) With respect to any Mortgaged Property, carry and maintain commercial general liability insurance and coverage on an occurrence basis against claims made for personal injury (including bodily injury, death and property damage) and umbrella liability insurance against any and all claims, in no event for a combined single limit of less than that which is customary for companies in the same or similar businesses operating in the same or similar locations, naming the Collateral Agent as an additional insured, on forms reasonably satisfactory to the Collateral Agent.

(f) The Borrower shall notify the Administrative Agent and the Collateral Agent promptly whenever any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section 5.03 is taken out by any Credit Party; and promptly deliver to the Administrative Agent and the Collateral Agent a duplicate original copy of such policy or policies.

Section 5.04 Existence; Franchises. The Borrower will, and will cause each of the Restricted Subsidiaries to, (x) do or cause to be done all things necessary to preserve and keep in full force and effect its organizational existence and (y) take all reasonable action to maintain all rights, privileges, franchises, licenses, permits, copyrights, trademarks, trade names, and patents necessary or desirable in the normal conduct of its business; provided, however, that nothing in this Section 5.04 shall prevent (i) sales of assets and other transactions by the Borrower or any Restricted Subsidiary in accordance with Section 6.02, (ii) the discontinuation, abandonment or expiration of any right, franchise, license, permit, copyright, trademark or patent if such discontinuation, abandonment or expiration could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (iii) the withdrawal by the Borrower or any Restricted Subsidiary of its qualification as a foreign Company in any jurisdiction if such withdrawal could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.05 Compliance with Statutes, Etc. The Borrower will, and will cause each of the Restricted Subsidiaries to, comply with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities in respect of the conduct of its business and the ownership of its property (including applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except such non-compliances as could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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Section 5.06 Compliance with Environmental Laws. (a) The Borrower will comply, and will cause each of its Subsidiaries to comply, with all Environmental Laws and permits applicable to, or required by, its operations or the ownership, lease, occupancy, or use of its Real Property now or hereafter owned, leased or operated by the Borrower or any of its Subsidiaries, except such noncompliances as could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and will promptly pay or cause to be paid all costs and expenses incurred in connection with such compliance, and will keep or cause to be kept all such Real Property free and clear of any Liens imposed pursuant to such Environmental Laws except, in each case, for Permitted Liens related thereto. Neither the Borrower nor any of its Subsidiaries will generate, use, treat, store, Release or dispose of Hazardous Materials on any Real Property now or hereafter owned, leased or operated by the Borrower or any of its Subsidiaries, or transport Hazardous Materials to or from any such Real Property, except for Hazardous Materials generated, used, treated, stored, Released or disposed of at or transported from, any such Real Properties (x) in compliance in all respects with all applicable Environmental Laws and as required in connection with the normal operation, use and maintenance of the business or operations of the Borrower or any of its Subsidiaries or (y) as could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) (i) At any time that the Borrower or any of its Subsidiaries are not in compliance with Section 5.06(a), or (ii) in the event that the Administrative Agent or the Lenders have exercised any of the remedies pursuant to the last paragraph of Section 7.01, the Borrower will (in each case) provide, at the sole expense of the Borrower and at the request of the Administrative Agent, a non-invasive environmental site assessment report concerning the Real Property owned, leased or operated by the Borrower or any of its Subsidiaries that is in question, prepared by an environmental consulting firm reasonably approved by the Administrative Agent, indicating the presence or absence of Hazardous Materials or noncompliance and the potential cost of any removal or remedial action required by a Governmental Authority in connection with such Hazardous Materials or noncompliance on such Real Property. If the Borrower fails to provide the same within 60 days after such request was made, the Administrative Agent may order the same, the cost of which shall be borne by the Borrower, and the Borrower shall grant and hereby grants to the Administrative Agent and the Lenders and their respective agents access to such Real Property and specifically grants the Administrative Agent and the Lenders an irrevocable non-exclusive license, subject to the rights of tenants, to undertake such an assessment at any reasonable time upon reasonable notice to the Borrower, all at the sole expense of the Borrower.

Section 5.07 ERISA. (a) Furnish written notice to the Administrative Agent promptly, and in any event within ten days after any responsible officer of Borrower or any ERISA Affiliate knows, or has reason to know, that any ERISA Event has occurred or is reasonably likely to occur that, alone or together with any other ERISA Event could reasonably be expected to result in liability of the Borrower or any ERISA Affiliate in an aggregate amount exceeding $10,000,000.

(b) The Borrower and each of its applicable Subsidiaries shall ensure that all Foreign Pension Plans administered by it or into which it makes payments obtains or retains (as applicable) registered status under and as required by applicable law and is administered in a timely manner in all respects in compliance with all applicable laws except where the failure to do any of the foregoing, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

Section 5.08 End of Fiscal Years; Fiscal Quarters. The Borrower will cause (i) its and each of its Domestic Subsidiaries’ fiscal years to end on December 31 of each calendar year and (ii) its and each of its Domestic Subsidiaries’ fiscal quarters to end on March 31, June 30, September 30 and December 31 of each calendar year.

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Section 5.09 [Reserved].

Section 5.10 Payment of Taxes. The Borrower will pay and discharge, and will cause each of the Restricted Subsidiaries to pay and discharge, all material taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or upon any properties belonging to it, prior to the date on which penalties attach thereto, and all material lawful claims which, if unpaid, might become a Lien or charge upon any properties of the Borrower or any Restricted Subsidiary not otherwise permitted under Section 6.01(i); provided that neither the Borrower nor any Restricted Subsidiary shall be required to pay any such tax, assessment, charge, levy or claim which is being contested in good faith and by proper proceedings if it has maintained adequate reserves with respect thereto in accordance with GAAP.

Section 5.11 Use of Proceeds. The Borrower will use the proceeds of the Loans only for the purposes specified in the introductory statement to this Agreement.

Section 5.12 Additional Security; Further Assurances; Etc. (a) The Borrower will, and will cause each other Credit Party to, grant to the Collateral Agent for the benefit of the Secured Creditors security interests and Mortgages in such assets and Real Property of the Borrower and such other Credit Party as are not covered by the original Security Documents and as may be reasonably requested from time to time by the Administrative Agent or the Required Lenders (collectively, the “Additional Security Documents”). All such security interests and Mortgages shall be granted pursuant to documentation reasonably satisfactory in form and substance to the Collateral Agent and shall constitute valid and enforceable perfected security interests, hypothecations and Mortgages superior to and prior to the rights of all third Persons and enforceable against third parties and subject to no other Liens except for Permitted Liens or, in the case of Real Property, the Permitted Encumbrances related thereto. The Additional Security Documents or instruments related thereto shall be duly recorded or filed in such manner and in such places as are required by law to establish, perfect, preserve and protect the Liens in favor of the Collateral Agent required to be granted pursuant to the Additional Security Documents and all taxes, fees and other charges payable in connection therewith shall be paid in full. Notwithstanding the foregoing, this Section 5.12(a) shall not (i) apply to any Excluded Collateral or (ii) require any Credit Party to grant a Mortgage in (x) any Leasehold, (y) any owned Real Property the book value of which is less than $5,000,000 or (z) any REO Assets.

(b) [Reserved].

(c) With respect to any owned Real Property with respect to which a Mortgage is delivered pursuant to this Section 5.12, Borrower will promptly (i) if requested by the Collateral Agent, provide the Lenders with a Mortgage Policy covering such real property in an amount at least equal to the purchase price of such real property (or such other amount as shall be reasonably specified by the Collateral Agent) as well as an ALTA survey thereof certified to the Collateral Agent in form reasonably satisfactory to the Collateral Agent and (ii) if requested by the Collateral Agent, deliver to the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Collateral Agent. No later than three Business Days prior to the date on which a Mortgage is executed and delivered pursuant to this Section 5.12(c), in order to comply with the Flood Laws, the Collateral Agent shall have received the following documents (collectively, the “Flood Documents”): (A) a completed standard “life of loan” flood hazard determination form (a “Flood Determination Form”), (B) if the improvement(s) to the applicable improved real property is located in a special flood hazard area, a notification to the Borrower (“Borrower Notice”) and (if applicable)

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notification to the Borrower that flood insurance coverage under the National Flood Insurance Program (“NFIP”) is not available because the community does not participate in the NFIP, (C) documentation evidencing the Borrower’s receipt of the Borrower Notice (e.g., countersigned Borrower Notice, return receipt of certified U.S. Mail, or overnight delivery), and (D) if the Borrower Notice is required to be given and flood insurance is available in the community in which the property is located, a copy of one of the following: the flood insurance policy, the borrower’s application for a flood insurance policy plus proof of premium payment, a declaration page confirming that flood insurance has been issued, or such other evidence of flood insurance reasonably satisfactory to the Collateral Agent (any of the foregoing being “Evidence of Flood Insurance”).

(d) The Borrower agrees that each action required by clauses (a) through (c) of this Section 5.12 shall be completed as soon as possible, but in no event later than 60 days after such action is requested to be taken by the Administrative Agent or the Required Lenders; provided that, in no event will the Borrower or any Restricted Subsidiary be required to take any action, other than using its commercially reasonable efforts, to obtain consents from third parties with respect to its compliance with this Section 5.12.

Section 5.13 [Reserved].

Section 5.14 [Reserved].

Section 5.15 [Reserved].

Section 5.16 [Reserved].

Section 5.17 [Reserved].

Section 5.18 Maintenance of Company Separateness. The Borrower will cause each Non-Recourse Entity and each Securitization Entity to satisfy customary formalities for such entity, including, as applicable (i) to the extent required by law, the holding of regular board of members’, managers’, directors’ and shareholders’ meetings or action by members, managers, directors or shareholders without a meeting, (ii) the maintenance of separate books and records and (iii) the maintenance of separate bank accounts in its own name. Neither the Borrower nor any of the Restricted Subsidiaries shall make any payment to a creditor of any Non-Recourse Entity or any Securitization Entity in respect of any liability of any Non-Recourse Entity or any Securitization Entity, and no bank account of any Non-Recourse Entity or any Securitization Entity shall be commingled with any bank account of the Borrower or any of the Restricted Subsidiaries. Any financial statements distributed to any creditors of any Non-Recourse Entity or any Securitization Entity shall clearly establish or indicate the corporate separateness of such Non-Recourse Entity or such Securitization Entity from the Borrower and the other Restricted Subsidiaries. Neither the Borrower nor any of the Restricted Subsidiaries shall take any action, or conduct its affairs in a manner, which is likely to result in the separate legal existence of the Borrower or any Restricted Subsidiary being ignored, or in the assets and liabilities of the Borrower or any Restricted Subsidiary being substantively consolidated with those of any other Person in a bankruptcy, reorganization or other insolvency proceeding.

Section 5.19 [Reserved].

Section 5.20 Maintenance of Ratings. The Borrower will use its commercially reasonable efforts to maintain at all times public ratings (of any level) for the Credit Facilities and public corporate ratings or corporate family ratings (as applicable) of any level with respect to the Borrower, in each case from each of S&P and Moody’s.

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Section 5.21 Designation of Subsidiaries. The Borrower may at any time designate any Subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary; provided that (a) immediately before and after such designation, no Default or Event of Default shall have occurred and be continuing, (b) the First Lien Net Leverage Ratio specified in Section 6.09 as of the last day of the most recently ended Calculation Period (determined on a Pro Forma Basis after giving effect to such designation) shall be satisfied (and, as a condition precedent to the effectiveness of any such designation, the Borrower shall deliver to the Administrative Agent a certificate of an Authorized Officer setting forth in reasonable detail the calculations demonstrating such compliance), (c) no Subsidiary may be designated as or continue as an Unrestricted Subsidiary if it is a “Restricted Subsidiary” for the purposes of any other Indebtedness (including, for the avoidance of doubt, under the Second Lien Senior Subordinated PIK Toggle Notes) and (d) the Required Lenders shall have consented to the designation of such Restricted Subsidiary as an Unrestricted Subsidiary. The designation of any Subsidiary as an Unrestricted Subsidiary shall constitute an Investment by the Borrower therein at the date of designation in an amount equal to the fair market value of the Borrower’s or its Subsidiary’s (as applicable) investment therein. No Unrestricted Subsidiary shall at any time own any Equity Interests or Indebtedness of, or own or hold any Lien on, any property of the Borrower or any Restricted Subsidiary. The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute the incurrence at the time of designation of any Investment, Indebtedness or Liens of such Subsidiary existing at such time. Any such designation shall be notified by the Borrower to the Administrative Agent by promptly delivering to the Administrative Agent a certificate of an Authorized Officer certifying that such designation complied with the foregoing provisions.

ARTICLE 6

NEGATIVE COVENANTS

The Borrower covenants and agrees with each Lender that until the Termination Date, unless the Required Lenders shall otherwise consent in writing:4

Section 6.01 Liens. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien upon or with respect to any property or assets (real or personal, tangible or intangible and including Equity Interests or other securities of any Person, including any Restricted Subsidiary) of the Borrower or any Restricted Subsidiary, whether now owned or hereafter acquired, or on any income or revenues or rights in respect of any thereof; provided that the provisions of this Section 6.01 shall not prevent the creation, incurrence, assumption or existence of the following (Liens described below are herein referred to as “Permitted Liens”):

(i) Liens for taxes, assessments or governmental charges or levies not yet due or Liens for taxes, assessments or governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP;

(ii) Liens in respect of property or assets of the Borrower or any Restricted Subsidiary imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar Liens arising in the ordinary course of business, and in each case (x) which are for amounts that are not past-due and do not in the aggregate materially detract from the value of the Borrower’s or such Restricted Subsidiary’s property or assets or materially

[4]

Note to Draft: To the extent agreed by the Required Lenders in their sole discretion, Negative Covenants may need to be revised to permit the Exit Warehouse Facilities (as defined in the Plan of Reorganization).

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impair the use thereof in the operation of the business of the Borrower or such Restricted Subsidiary or (y) which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien, and for which adequate reserves have been established in accordance with GAAP;

(iii) Liens in existence on the Closing Date which are listed, and the property subject thereto described, in Schedule 6.01, plus renewals, replacements and extensions of such Liens, provided that (x) the aggregate principal amount of the Indebtedness, if any, or obligations secured by such Liens does not increase from that amount outstanding at the time of any such renewal, replacement or extension and (y) any such renewal, replacement or extension does not encumber any additional assets or properties of the Borrower or any Restricted Subsidiary;

(iv) Liens created by or pursuant to this Agreement and the Security Documents;

(v) (x) licenses, sublicenses, leases or subleases granted by the Borrower or any Restricted Subsidiary to other Persons in the ordinary course of business and not materially interfering with the conduct of the business of the Borrower or any Restricted Subsidiary or materially detracting from the value of the Borrower’s or such Restricted Subsidiary’s property, rights or assets and (y) any interest or title of a lessor, sublessor or licensor under any operating lease or license agreement entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business and covering only the assets so leased or licensed;

(vi) Liens upon assets of the Borrower or any Restricted Subsidiary subject to Capitalized Lease Obligations to the extent such Capitalized Lease Obligations are permitted by Section 6.04(iv), provided that (x) such Liens only serve to secure the payment of Indebtedness arising under such Capitalized Lease Obligation and (y) the Lien encumbering the asset giving rise to the Capitalized Lease Obligation does not encumber any other asset of the Borrower or any Restricted Subsidiary;

(vii) Liens placed upon fixed or capital assets used in the ordinary course of business of the Borrower or any Restricted Subsidiary and placed at the time of the acquisition thereof by the Borrower or such Restricted Subsidiary or within 90 days thereafter to secure Indebtedness incurred to pay all or a portion of the purchase price thereof or to secure Indebtedness incurred solely for the purpose of financing the acquisition of any such assets, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided that (x) the Indebtedness secured by such Liens is permitted by Section 6.04(iv) and (y) in all events, the Lien encumbering the assets so acquired does not encumber any other asset of the Borrower or such Restricted Subsidiary (other than property financed by such Indebtedness and proceeds thereof);

(viii) easements, rights-of-way, restrictions, encroachments and other similar charges or encumbrances, and minor title deficiencies, in each case not securing Indebtedness and not materially interfering with the conduct of the business of the Borrower or any Restricted Subsidiary;

(ix) Liens arising from precautionary UCC financing statement filings regarding operating leases entered into or dispositions of assets consummated in the ordinary course of business;

(x) Liens arising out of the existence of judgments or awards not constituting an Event of Default under Section 7.01(i) and in respect of which the Borrower or any Restricted Subsidiary shall in good faith be prosecuting an appeal or proceedings for review and in respect of which there shall have been secured a subsisting stay of execution pending such appeal or proceedings;

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(xi) statutory and common law landlords’ liens under leases entered into in the ordinary course of business by the Borrower or any Restricted Subsidiary;

(xii) (A) Liens (other than Liens imposed under ERISA) incurred in the ordinary course of business in connection with workers compensation claims, unemployment insurance and other social security legislation and (B) Liens securing the performance of bids, trade contracts, performance and completion guarantees, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business (in each case exclusive of obligations in respect of Indebtedness);

(xiii) Permitted Encumbrances;

(xiv) Liens on property or assets acquired pursuant to a Permitted Acquisition, or on property or assets of a Restricted Subsidiary in existence at the time such Restricted Subsidiary is acquired pursuant to a Permitted Acquisition, provided that (x) any Indebtedness that is secured by such Liens is permitted to exist under Section 6.04(vii), and (y) such Liens are not incurred in connection with, or in contemplation or anticipation of, such Permitted Acquisition and do not attach to any other asset of the Borrower or any Restricted Subsidiary;

(xv) Liens arising out of any conditional sale, title retention, consignment or other similar arrangements for the sale of goods entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business to the extent such Liens do not attach to any assets other than the goods subject to such arrangements;

(xvi) Liens (x) incurred in the ordinary course of business in connection with the purchase or shipping of goods or assets (or the related assets and proceeds thereof), which Liens are in favor of the seller or shipper of such goods or assets and only attach to such goods or assets, and (y) in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(xvii) (A) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by the Borrower or any Restricted Subsidiary, in each case granted in the ordinary course of business and are customary in the banking industry in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank or banks with respect to cash management and operating account arrangements and (B) Liens of a collection bank arising under Section 4-210 of the UCC on items in the course of collection;

(xviii) Liens securing Non-Recourse Indebtedness so long as any such Lien shall encumber only (i) the assets originated, acquired or funded with the proceeds of such Non-Recourse Indebtedness and (ii) any intangible contract rights and other accounts, documents, records and other property directly related to the assets set forth in clause (i) and any proceeds thereof;

(xix) (A) Liens securing Permitted Funding Indebtedness (and any related Interest Rate Protection Agreement) other than Permitted Servicing Advance Facility Indebtedness so long as

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any such Lien shall encumber only (i) the assets originated, acquired or funded with the proceeds of such Indebtedness and (ii) any intangible contract rights and other accounts, documents, records and other property directly related to the assets set forth in clause (i) and any proceeds thereof and (B) Liens in any cash collateral or restricted accounts securing Permitted Funding Indebtedness (and any related Interest Rate Protection Agreement) other than Permitted Servicing Advance Facility Indebtedness;

(xx) (A) Liens on Servicing Advances, any intangible contract rights, reimbursement rights for Servicing Advances and other accounts, documents, records and property directly related to the foregoing assets and any proceeds thereof securing Permitted Servicing Advance Facility Indebtedness, Permitted Securitization Indebtedness or Non-Recourse Indebtedness and (B) Liens in any cash collateral or restricted accounts securing Permitted Servicing Advance Facility Indebtedness, or, if used to finance Servicing Advances, Permitted Securitization Indebtedness or Non-Recourse Indebtedness, in each case only to the extent required by the debt provider or Government Sponsored Entity and limited to an amount that is customary in the industry;

(xxi) Liens on Servicing Advances (and/or reimbursement rights therefor), Residential Mortgage Loans or MSR and any intangible contract rights and other accounts, documents, records and property directly related to the foregoing assets and any proceeds thereof, in each case that are the subject of an Excess Spread Sale entered into in the ordinary course of business securing obligations under such Excess Spread Sale;

(xxii) Liens on the Equity Interests of any Unrestricted Subsidiary and the proceeds thereof securing Non-Recourse Indebtedness of such Unrestricted Subsidiary;

(xxiii) Liens on insurance policies and the proceeds thereof securing the financing of premiums with respect thereto; provided such Liens shall not exceed the amount of such premiums so financed;

(xxiv) Liens on any cash earnest money deposits made by the Borrower or any Restricted Subsidiary in connection with any letter of intent or purchase agreement permitted hereunder;

(xxv) Liens on Securitization Assets, any intangible contract rights and other accounts, documents, records and assets directly related to the foregoing assets and any proceeds thereof incurred in connection with Permitted Securitization Indebtedness or permitted guarantees thereof;

(xxvi) Liens on the Collateral securing Permitted External Refinancing Debt or any Permitted Refinancing thereof;

(xxvii) additional Liens of the Borrower or any Restricted Subsidiary not otherwise permitted by this Section 6.01 so long as the aggregate outstanding principal amount of the obligations secured thereby (determined as of the date such Lien is incurred) does not exceed $22,500,000 in the aggregate for all such Liens at any time; provided that such Liens shall not secure third party debt for borrowed money;

(xxviii) Liens in any cash collateral or restricted accounts (containing only cash or cash equivalent securities, including securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof, including, without limitation, GNMA, FNMA or FHLMC mortgage backed securities) securing any Interest Rate Protection Agreement permitted under the Credit Documents;

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(xxix) Liens on cash, Cash Equivalents and restricted accounts containing cash and Cash Equivalents in connection with the defeasance, discharge or redemption of Indebtedness; provided that such defeasance, discharge or redemption is permitted hereunder;

(xxx) Liens on cash, Cash Equivalents and accounts containing cash and Cash Equivalents securing obligations owed by the Borrower or any Restricted Subsidiary to any Government Sponsored Entity, any other government agency or any insurer, which obligations are permitted or not prohibited under the Credit Documents and in each case, so long as the aggregate principal amount of the obligations secured thereby do not exceed $50,000,000 at any time outstanding;

(xxxi) Liens on cash, Cash Equivalents and accounts containing cash and Cash Equivalents securing the Indebtedness permitted by Section 6.04(xx) in an aggregate amount not to exceed 105% of the face amount of the Indebtedness permitted thereby;

(xxxii) subject to the First Lien/Second Lien Intercreditor Agreement, Liens securing indebtedness permitted by Section 6.04(xxii).

In connection with the granting of Liens of the type described in clauses (iii), (vi), (vii), (xiv), (xviii), (xix), (xx), (xxi), (xxv), (xxviii), (xxix), (xxx) and (xxxi) of this Section 6.01 by the Borrower of any of the Restricted Subsidiaries, the Administrative Agent and the Collateral Agent shall be authorized to take any actions deemed appropriate by it in connection therewith without approval of any Lender (including, without limitation, by executing appropriate lien releases or lien subordination agreements in favor of the holder or holders of such Liens, in either case solely with respect to the item or items of equipment or other assets subject to such Liens).

Section 6.02 Consolidation, Merger, Sale of Assets, Etc. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, wind up, liquidate or dissolve its affairs or consummate any merger or consolidation, or convey, sell, lease or otherwise dispose of all or any part of its property or assets (other than sales of inventory in the ordinary course of business), or consummate any sale-leaseback transactions with any Person, except that the following shall be permitted, in each case, so long as, in the case of each of the following constituting an Asset Sale, Disposition of Bulk MSR or Non-Core Asset Sale, the Net Sale Proceeds therefrom are applied pursuant to Section 2.13(c):

(i) Capital Expenditures made in the ordinary course of business shall be permitted;

(ii) the Borrower and the Restricted Subsidiaries may liquidate or otherwise dispose of obsolete or worn-out property in the ordinary course of business;

(iii) Investments may be made to the extent permitted by Section 6.05 and Dividends to the extent permitted by Section 6.04;

(iv) the Borrower and the Restricted Subsidiaries may sell assets (provided that any sale of less than all the capital stock or other Equity Interests of any Restricted Subsidiary in accordance with this clause (iv) shall be deemed to be an Investment by the Borrower or the applicable Restricted Subsidiary in the capital stock or other Equity Interests not so sold in an amount equal to the Fair Market Value of such capital stock or other Equity Interests), so long as (v) no Default or Event of Default then exists or would result therefrom (including as a result of

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any such deemed investment), (w) the Borrower or the respective Restricted Subsidiary receives at least Fair Market Value and (x) the consideration received by the Borrower or such Restricted Subsidiary consists of at least 75% cash or Cash Equivalents and is paid at the time of the closing of such sale;

(v) the Borrower and each of the Restricted Subsidiaries may lease (as lessee) or license (as licensee) real or personal property in the ordinary course of business (so long as any such lease or license does not create a Capitalized Lease Obligation except to the extent permitted by Section 6.04(iv));

(vi) the Borrower and each of the Restricted Subsidiaries may sell or discount, in each case without recourse and in the ordinary course of business, accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof and not as part of any financing transaction;

(vii) the Borrower and each of the Restricted Subsidiaries may grant licenses, sublicenses, leases or subleases to other Persons in the ordinary course of business and not materially interfering with the conduct of the business of the Borrower or any Restricted Subsidiary;

(viii) the Borrower or any Restricted Subsidiary may convey, sell or otherwise transfer all or any part of its business, properties and assets to the Borrower or to any Wholly-Owned Domestic Restricted Subsidiary which is a Subsidiary Guarantor;

(ix) any Restricted Subsidiary that is a Subsidiary Guarantor may merge or consolidate with and into, or be dissolved or liquidated into, the Borrower or any Wholly-Owned Domestic Restricted Subsidiary which is a Subsidiary Guarantor, so long as (A) in the case of any such merger, consolidation, dissolution or liquidation involving the Borrower, the Borrower is the surviving or continuing entity of any such merger, consolidation, dissolution or liquidation and (B) in all other cases, a Subsidiary Guarantor is the surviving or continuing entity of any such merger, consolidation, dissolution or liquidation;

(x) any Restricted Subsidiary that is not a Subsidiary Guarantor (other than a Non-Recourse Entity) may convey, sell, lease or otherwise dispose of all or any part of its property or assets to, or merge or consolidate with and into, or be dissolved or liquidated into, the Borrower or any other Restricted Subsidiary, in each case so long as (A) no Event of Default shall result therefrom, (B) in the case of any such merger, consolidation, dissolution or liquidation involving the Borrower, the Borrower is the surviving or continuing entity of any such merger, consolidation, dissolution or liquidation and (C) in the case of any such merger, consolidation, dissolution or liquidation involving a Subsidiary Guarantor (but not involving the Borrower), such Subsidiary Guarantor is the surviving or continuing entity of any such merger, consolidation, dissolution or liquidation;

(xi) Permitted Acquisitions may be consummated in accordance with the requirements of Section 6.05(xii);

(xii) the Borrower and the Restricted Subsidiaries may liquidate or otherwise dispose of Cash Equivalents in the ordinary course of business for cash or Cash Equivalents;

(xiii) sales, contributions, assignments or other transfers in the ordinary course of business and for Fair Market Value of Servicing Advances or Residential Mortgage Loans pursuant to the terms of Permitted Funding Indebtedness or Non-Recourse Indebtedness shall be permitted;

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(xiv) to the extent that any MSR Lender which is a Government Sponsored Entity exercises its MSR Call Option, the Borrower or the applicable Restricted Subsidiary may sell the MSR subject to such MSR Call Option;

(xv) [reserved];

(xvi) sales, contributions, assignments or other transfers (in one or more transactions) for Fair Market Value of Servicing Advances, Residential Mortgage Loans or MSR or any parts thereof (a) in the ordinary course of business, (b) in connection with the transfer or termination of the related MSRs or (c) in connection with Excess Spread Sales in the ordinary course of business shall be permitted;

(xvii) sales, contributions, assignments or other transfers in the ordinary course of business and for Fair Market Value of Servicing Advances, Residential Mortgage Loans or MSRs to Securitization Entities and Warehouse Facility Trusts in connection with Securitizations or Warehouse Facilities shall be permitted;

(xviii) sales, contributions, assignments or other transfers of Investments or other assets and disposition or compromise of loans or other receivables, in each case, in connection with the workout, compromise, settlement or collection thereof or exercise of remedies with respect thereto, in the ordinary course of business or in bankruptcy, foreclosure or similar proceedings, including foreclosure, repossession and disposition of REO Assets and other collateral for loans serviced and/or originated by the Borrower or any of the Restricted Subsidiaries shall be permitted;

(xix) the modification of any loans owned by the Borrower or any of the Restricted Subsidiaries in the ordinary course of business shall be permitted;

(xx) sales, contributions, assignments or other transfers of Securitization Assets in the ordinary course of business and for Fair Market Value by the Borrower or any of the Restricted Subsidiaries in connection with the origination, acquisition, securitization and/or sale of loans that are purchased, insured, guaranteed, or securitized shall be permitted;

(xxi) sales, contributions, assignments or other transfers in the ordinary course of business of MSRs in connection with MSR Facilities and Warehouse Facilities and of REO Assets shall be permitted;

(xxii) sales, contributions, assignments or other transfers of Residual Interests in the ordinary course of business and for Fair Market Value shall be permitted; provided that the Fair Market Value of Residual Interests sold, contributed, assigned or otherwise transferred pursuant to this clause (xxii) shall not exceed $60,000,000 in the aggregate;

(xxiii) sales or other transfers of a minority interest in any Investment otherwise permitted under Section 6.05; provided that the majority interests in such Investment shall also be concurrently sold or transferred on the same terms and the holder or holders of such majority interests shall have required such sale or disposition of such minority interest pursuant to the exercise of any applicable drag-along rights;

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(xxiv) the Borrower and each Restricted Subsidiary may contribute assets to any joint venture in exchange for Equity Interests in such joint venture; provided (x) such transaction is on an arm’s length basis, (y) the Borrower or such Restricted Subsidiary, as applicable, receives fair value for the assets so contributed and (z) such contributions shall constitute, on the date of such contribution, an Investment by the Borrower or such Restricted Subsidiary, as applicable, in an amount equal to the fair market value of the assets so contributed; provided further, that such contributions may only be made to the extent permitted by Section 6.05;

(xxv) sales, contributions, assignments or other transfers of any assets or rights required or advisable as a result of statutory or regulatory changes as determined in good faith by the senior management of the Borrower;

(xxvi) sales, contributions, assignments or other transfers of Equity Interests of an Unrestricted Subsidiary;

(xxvii) sales, contributions, assignments or other transfers of the RMS Business, so long as (A) no Event of Default then exists or would result therefrom and (B) the Borrower delivers or causes to be delivered an opinion stating that such transaction is fair to the Borrower or such Restricted Subsidiary from a financial point of view from an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the Borrower, qualified to perform the task for which it has been engaged and that is independent of the Borrower and its Affiliates; and

(xxviii) to the extent constituting a merger or consolidation, or conveyance, sale, lease or other disposal, the Borrower and its Restricted Subsidiaries may consummate the Transactions.

For the avoidance of doubt, any sale, contribution, assignment or other transfer otherwise permitted pursuant to Section 6.02(xiii), (xvi) or (xvii) shall not be deemed to be for less than Fair Market Value solely because such sale, contribution, assignment or transfer was made at a discount to par.

To the extent the Required Lenders waive the provisions of this Section 6.02 with respect to the sale of any Collateral, or any Collateral is sold as permitted by this Section 6.02 (other than to the Borrower or a Restricted Subsidiary), such Collateral shall be sold free and clear of the Liens created by the Security Documents and, in the case of the sale of all of the Equity Interests of a Subsidiary Guarantor permitted by this Section 6.02 (other than to the Borrower or a Restricted Subsidiary), such Subsidiary Guarantor shall be released from the Subsidiaries Guaranty, and the Administrative Agent and the Collateral Agent shall be authorized without any further action on behalf of any Lender or other Secured Creditor to take any actions deemed appropriate in order to effect the foregoing release.

Section 6.03 Dividends. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, authorize, declare or pay any Dividends with respect to the Borrower or any Restricted Subsidiary, except that:

(i) any Restricted Subsidiary may pay Dividends to the Borrower or to any Wholly-Owned Domestic Restricted Subsidiary and any Subsidiary of the Borrower that is not a Credit Party may pay Dividends to any Wholly-Owned Restricted Subsidiary;

(ii) any Non-Wholly-Owned Restricted Subsidiary may pay Dividends to its shareholders, members or partners generally so long as the Borrower or a Restricted Subsidiary which owns the Equity Interests in the Restricted Subsidiary paying such Dividends receives at least its proportionate share thereof (based upon its relative holding of the Equity Interests in the Restricted Subsidiary paying such Dividends and taking into account the relative preferences, if any, of the various classes of Equity Interests of such Restricted Subsidiary);

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(iii) the Borrower may redeem, repurchase or otherwise acquire for value, outstanding shares of its Qualified Equity Interests (or options or warrants to purchase its Qualified Equity Interests) following the death, disability or termination of employment of officers, directors or employees of the Borrower or any Restricted Subsidiary, provided that (x) the aggregate amount of all Dividends paid or made pursuant to this clause (iii) shall not exceed $10,000,000 in any fiscal year of the Borrower and (y) at the time of any Dividend permitted to be made pursuant to this clause (iii), no Default or Event of Default shall then exist or would result therefrom;

(iv) the Borrower may pay Dividends on its Qualified Equity Interests solely through the issuance of additional shares of Qualified Equity Interests of the Borrower (but not in cash), provided that in lieu of issuing additional shares of Qualified Equity Interests as Dividends, the Borrower may increase the liquidation preference of the shares of Qualified Equity Interests in respect of which such Dividends have accrued;

(v) to the extent constituting a Dividend, the Borrower and its Restricted Subsidiaries may consummate the Transactions; and

(vi) to the extent constituting a Dividend, any Dividend in connection with (A) the conversion of the Convertible Preferred Stock and (B) the exercise of the Closing Date Warrants.

Section 6.04 Indebtedness. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, contract, create, incur, assume or suffer to exist any Indebtedness, except:

(i) Indebtedness incurred pursuant to this Agreement and the other Credit Documents;

(ii) Existing Indebtedness outstanding on the Closing Date and listed on Schedule 6.04 (as reduced by any permanent repayments of principal thereof) and, in each case, any subsequent extension, renewal or refinancing thereof, provided that the aggregate principal amount of the Indebtedness to be extended, renewed or refinanced does not increase from that amount outstanding (or, in the case of a revolving line of credit, the amount committed on the Closing Date (as reduced by any permanent commitment reductions thereunder)) at the time of any such extension, renewal or refinancing, and neither the final maturity nor the Weighted Average Life to Maturity of such Indebtedness is decreased, such Indebtedness, if subordinated to the Obligations, remains so subordinated on terms no less favorable to the Lenders, and the original obligors in respect of such Indebtedness remain the only obligors thereon;

(iii) Indebtedness of the Borrower and the Restricted Subsidiaries under Interest Rate Protection Agreements or Other Hedging Agreements, so long as the entering into of such Interest Rate Protection Agreements or Other Hedging Agreements are bona fide hedging activities and are not for speculative purposes;

(iv) Indebtedness of the Borrower and the Restricted Subsidiaries evidenced by Capitalized Lease Obligations and purchase money Indebtedness described in Section 6.01(vii), provided that in no event shall the sum of the aggregate principal amount of all Capitalized Lease Obligations and purchase money Indebtedness permitted by this clause (iv) exceed $25,000,000 at any time outstanding;

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(v) Indebtedness constituting Intercompany Loans to the extent permitted by Section 6.05(viii);

(vi) Indebtedness consisting of guaranties or other Contingent Obligations (x) by the Borrower and the Wholly-Owned Restricted Subsidiaries that are Subsidiary Guarantors of each other’s Indebtedness and other obligations permitted under this Agreement (other than guaranties of Non-Recourse Indebtedness, Permitted Funding Indebtedness or any Indebtedness permitted under Section 6.04(xvii); provided that the Borrower (but no other Credit Party) may, on an unsecured basis, guarantee the Permitted Funding Indebtedness of a Subsidiary Guarantor), (y) by Wholly-Owned Restricted Subsidiaries that are not Credit Parties of each other’s Indebtedness or other contractual obligations permitted under this Agreement (in each case other than guaranties of Non-Recourse Indebtedness or Securitization Indebtedness) and (z) of Indebtedness and other obligations (including any Permitted Funding Indebtedness) so long as such guaranty or other Contingent Obligation is otherwise permitted as an Investment under Section 6.05 (other than Section 6.05(xi));

(vii) Indebtedness of a Restricted Subsidiary acquired pursuant to a Permitted Acquisition (or Indebtedness assumed at the time of a Permitted Acquisition of an asset securing such Indebtedness), provided that (x) such Indebtedness was not incurred in connection with, or in anticipation or contemplation of, such Permitted Acquisition, (y) such Indebtedness is not guaranteed in any respect by the Borrower or any Restricted Subsidiary (other than any acquired Person that becomes a Restricted Subsidiary) and (z) the aggregate principal amount of all Indebtedness permitted by this clause (vii) (other than Permitted Funding Indebtedness) shall not exceed $50,000,000;

(viii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, so long as such Indebtedness is extinguished within three Business Days of its incurrence;

(ix) Indebtedness of the Borrower and the Restricted Subsidiaries with respect to performance bonds, surety bonds, appeal bonds or customs bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the Borrower or any Restricted Subsidiary or in connection with judgments that do not result in a Default or an Event of Default;

(x) Indebtedness of the Borrower or any Restricted Subsidiary which may be deemed to exist in connection with customary agreements providing for indemnification, purchase price adjustments and similar obligations in connection with the acquisition or disposition of assets in connection with transactions otherwise permitted hereunder, so long as any such obligations are those of the Person making the respective acquisition or sale, and are not guaranteed by any other Person except as permitted by Section 6.04(vi);

(xi) Permitted Funding Indebtedness;

(xii) Non-Recourse Indebtedness;

(xiii) to the extent constituting Indebtedness, Indebtedness under Excess Spread Sales incurred in the ordinary course of business;

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(xiv) (A) Indebtedness of the Borrower or any Restricted Subsidiary which may be deemed to exist pursuant to earn-out arrangements upon the achievement of certain future performance goals of the respective Acquired Entity in connection with Permitted Acquisitions, so long as any such obligations are those of the Person making the respective Permitted Acquisition and are not guaranteed by any other Person except as permitted by Section 6.04(vi) and (B) any Indebtedness of the Borrower or any Restricted Subsidiary which may be deemed to exist pursuant to any deferred purchase price, installment payment or similar arrangement in connection with the purchase of MSR, Servicing Advances, REO Assets, servicing rights, Residual Interests Excess Spreads, residential or commercial mortgage loans or Securitization Assets, provided such Indebtedness is on terms consistent with standards acceptable to the industry;

(xv) [reserved];

(xvi) [reserved];

(xvii) Indebtedness of any Restricted Subsidiary that is a general partner of a Permitted Fund solely as a result of such Restricted Subsidiary being a general partner of a Permitted Fund but only so long as such Restricted Subsidiary is in compliance with Section 6.13;

(xviii) Permitted Securitization Indebtedness and Indebtedness under Credit Enhancement Agreements, in each case incurred in the ordinary course of business;

(xix) so long as no Default or Event of Default then exists or would result therefrom, additional unsecured Indebtedness incurred by the Borrower and the Restricted Subsidiaries (other than a Non-Recourse Entity) in an aggregate principal amount not to exceed $50,000,000 at any one time outstanding;

(xx) Indebtedness consisting of undrawn letters of credit and reimbursement obligations with respect to letters of credit issued for the benefit of the Borrower or any Restricted Subsidiary; provided that the aggregate face amount of all such letters of credit at any time outstanding shall not exceed L/C Cap;

(xxi) Permitted External Refinancing Debt of any Credit Party, and any Permitted Refinancing thereof; and

(xxii) Indebtedness of the Credit Parties in respect of the Second Lien Senior Subordinated PIK Toggle Notes in an aggregate principal amount of up to $[250,000,000] at any time outstanding, less the aggregate amount of any principal payments made thereon (other than in connection with a Permitted Refinancing thereof), and any Permitted Refinancing thereof.

Section 6.05 Advances, Investments and Loans. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, make or permit to exist any advance, loan, extension of credit (by way of guaranty or otherwise) or capital contribution to, or purchase, hold or acquire any Equity Interest, bonds, notes, debentures, evidence of indebtedness or other securities of, or acquire any assets constituting all or substantially all of the assets of or assets constituting all or substantially all of the assets of a business, division or product line of, or make or permit to exist any investment or any other interest in, any Person (each of the foregoing an “Investment” and, collectively, “Investments”), except that the following shall be permitted:

(i) the Borrower and the Restricted Subsidiaries may acquire and hold accounts or notes receivables owing to any of them, if created or acquired in the ordinary course of business;

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(ii) the Borrower and the Restricted Subsidiaries may acquire and hold cash and Cash Equivalents;

(iii) [reserved];

(iv) the Borrower and the Restricted Subsidiaries may acquire and own REO Assets and other investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in good faith settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(v) the Borrower and the Restricted Subsidiaries may make loans and advances to their officers and employees in the ordinary course of business (including for travel, entertainment and relocation expenses) in an aggregate amount not to exceed $3,500,000 at any time outstanding;

(vi) the Borrower and the Restricted Subsidiaries may acquire and hold obligations of their officers and employees in connection with such officers’ and employees’ acquisition of shares of Qualified Equity Interests of the Borrower (so long as no cash is actually advanced by the Borrower or any Restricted Subsidiary in connection with the acquisition of such obligations);

(vii) the Borrower and the Restricted Subsidiaries may enter into Interest Rate Protection Agreements and Other Hedging Agreements to the extent permitted by Section 6.04(iii);

(viii) (A) the Borrower and the Subsidiary Guarantors may make intercompany loans and advances between or among one another and (B) any Restricted Subsidiary which is not a Credit Party may make intercompany loans and advances to the Borrower or a Wholly-Owned Restricted Subsidiary (such intercompany loans and advances referred to in preceding clauses (A) and (B), collectively, the “Intercompany Loans”), provided that (v) each Intercompany Loan made by a Credit Party shall be evidenced by an Intercompany Note, (w) each such Intercompany Note owned or held by a Credit Party shall be pledged to the Collateral Agent pursuant to the Pledge Agreement, (x) each Intercompany Loan made by any Restricted Subsidiary that is not a Credit Party to a Credit Party shall be subject to the subordination provisions contained in the Intercompany Subordination Agreement and (y) any Intercompany Loans made to any Subsidiary Guarantor or any Wholly-Owned Restricted Subsidiary pursuant to this clause (viii) shall cease to be permitted by this clause (viii) if such Subsidiary Guarantor or Wholly-Owned Restricted Subsidiary, as the case may be, ceases to constitute a Subsidiary Guarantor that is a Wholly-Owned Domestic Restricted Subsidiary or a Wholly-Owned Restricted Subsidiary, as the case may be;

(ix) (A) the Borrower and any Subsidiary Guarantor may make capital contributions to, or acquire Equity Interests of, any Subsidiary Guarantor which is a Wholly-Owned Restricted Subsidiary and (B) any Restricted Subsidiary which is not a Credit Party may make capital contributions to, or acquire Equity Interests of, any other Wholly-Owned Restricted Subsidiary, and may capitalize or forgive any Indebtedness owed to it by a Wholly-Owned Restricted Subsidiary;

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(x) the Borrower and the Restricted Subsidiaries may own the Equity Interests of their respective Restricted Subsidiaries created or acquired in accordance with the terms of this Agreement (so long as all amounts invested in such Restricted Subsidiaries are independently justified under another provision of this Section 6.05);

(xi) Contingent Obligations permitted by Section 6.04, to the extent constituting Investments;

(xii) the Borrower or any Restricted Subsidiary may acquire all or substantially all the assets of a Person or line of business or business unit of such Person, or not less than the majority of the Equity Interests of a Person (referred to herein as the “Acquired Entity”; and any acquisition of an Acquired Entity meeting all the criteria of this Section 6.05(xii) being referred to herein as a “Permitted Acquisition”)); provided that (A) no Default or Event of Default shall have occurred and be continuing at the time of the consummation of the proposed acquisition or immediately after giving effect thereto, (B) calculations are made by the Borrower for the respective Calculation Period on a Pro Forma Basis as if the respective acquisition (as well as all other Subject Transactions theretofore consummated after the first day of such Calculation Period) had occurred on the first day of such Calculation Period, and such calculations shall show that the Borrower shall have been in compliance with the Financial Covenants as of the last day of such Calculation Period on a Pro Forma Basis, (C) in the case of any acquisition with respect to which the aggregate consideration (including any Indebtedness that is assumed by the Borrower or any Restricted Subsidiary following such acquisition and any payments following such acquisition pursuant to earn-out provisions or similar obligations) to be incurred is expected to be $25,000,000 or more, the Borrower shall have delivered to the Administrative Agent a certificate executed by an Authorized Officer, certifying to the best of such officer’s knowledge, compliance with the requirements of preceding clauses (A) and (B), inclusive, and containing the calculations (in reasonable detail) required to establish compliance with preceding clause (B), (D) the Acquired Entity shall be in a business permitted by Section 6.13 and (E) the Borrower will cause each Restricted Subsidiary (except any Excluded Subsidiary) which is formed to effect, or is acquired pursuant to, such acquisition to comply with, and to execute and deliver all of the documentation as and to the extent required by, Section 5.12 and 6.14; provided further that the aggregate amount of such consideration paid or provided by or on behalf of any Credit Party (including any Indebtedness incurred or assumed by any such Person to finance any portion of such consideration) at any time after the Closing Date in reliance on this Section 6.05(xii) attributable to acquisitions of Persons that do not become Credit Parties or of assets by Subsidiaries that are not or do not become Credit Parties (including as a result of a merger or consolidation) shall not exceed the amount otherwise available for Investments in Restricted Subsidiaries that are not Credit Parties under this Section 6.05;

(xiii) the Borrower and the Restricted Subsidiaries may receive and hold promissory notes and other non-cash consideration received in connection with any asset sale permitted by Section 6.02(iv);

(xiv) the Borrower and the Restricted Subsidiaries may in the ordinary course of business make advances in the form of a prepayment of expenses to vendors, suppliers and trade creditors, so long as such expenses were incurred in the ordinary course of business of the Borrower or such Restricted Subsidiary;

(xv) Investments by the Borrower or any Restricted Subsidiary in Securitization Entities, Warehouse Facility Trusts, MSR Facility Trusts, Investments in mortgage-related securities or charge-off receivables, in each case (a)(I) consistent with past practices or (II)

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generally accepted market standards and in the ordinary course of business or (b) the Borrower shall be in compliance with the Financial Covenants, determined on a Pro Forma Basis for the applicable Calculation Period;

(xvi) Investments arising out of purchases (a)(I) consistent with past practices or (II) generally accepted market standards and in the ordinary course of business or (b) the Borrower shall be in compliance with the Financial Covenants, determined on a Pro Forma Basis for the applicable Calculation Period, of all remaining outstanding asset-backed securities of any Securitization Entity and/or Securitization Assets of any Securitization Entity;

(xvii) Investment in MSRs (including in the form of repurchases of MSRs), in each case (a)(I) consistent with past practices or (II) generally accepted market standards and in the ordinary course of business or (b) the Borrower shall be in compliance with the Financial Covenants, determined on a Pro Forma Basis for the applicable Calculation Period;

(xviii) Investments in Residual Interests in connection with any Securitization, Warehouse Facility or MSR Facility, in each case (a)(I) consistent with past practices or (II) generally accepted market standards and in the ordinary course of business or (b) the Borrower shall be in compliance with the Financial Covenants, determined on a Pro Forma Basis for the applicable Calculation Period;

(xix) Investments in and making or origination of Servicing Advances, residential or commercial mortgage loans and Securitization Assets (whether or not made in conjunction with the acquisition of MSRs) (including in the form of repurchases of any of the foregoing), in each case (a)(I) consistent with past practices or (II) generally accepted market standards and in the ordinary course of business or (b) the Borrower shall be in compliance with the Financial Covenants, determined on a Pro Forma Basis for the applicable Calculation Period;

(xx) the contribution, assignment or other transfer of Equity Interests of an Unrestricted Subsidiary; provided, that to the extent the transferor of such Equity Interest is a Credit Party, the recipient of such Equity Interests shall also be a Credit Party;

(xxi) [reserved];

(xxii) [reserved];

(xxiii) in addition to Investments permitted by clauses (i) through (xxii) of this Section 6.05, the Borrower and the Restricted Subsidiaries may make additional loans, advances and other Investments to or in a Person (other than a Non-Recourse Entity) in an aggregate amount for all loans, advances and other Investments made pursuant to this clause (xxiii) (determined without regard to any write-downs or write-offs thereof), net of cash repayments of principal in the case of loans, sale proceeds in the case of Investments in the form of debt instruments and cash equity returns (whether as a distribution, dividend, redemption or sale) in the case of equity investments, not to exceed $30,000,000;

(xxiv) [reserved];

(xxv) Investments by the Borrower or any Restricted Subsidiary existing on the Closing Date and set forth on Schedule 6.05;

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(xxvi) Investments in connection or resulting from sales, contributions, assignments or other transfers pursuant to Section 6.02(xxvii); and

(xxvii) to the extent constituting an Investment, the consummation of the Transactions.

The amount, as of any date of determination, of (i) any Investment in the form of a loan, advance or extension of credit shall be the principal amount thereof outstanding on such date, minus any cash payments actually received by the applicable investor representing a payment or prepayment of in respect of principal of such Investment, but without any adjustment for write-downs or write-offs (including as a result of forgiveness of any portion thereof) with respect to such loan, advance or extension after the date of such loan, advance or extension, (ii) any Investment in the form of a guarantee shall be equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof, as determined in good faith by the Borrower, (iii) any Investment in the form of a transfer of Equity Interests or other non-cash property by the investor to the investee, including any such transfer in the form of a capital contribution, shall be the Fair Market Value of such Equity Interests or other property as of the time of the transfer or capital contribution, minus any payments actually received by such investor representing a return of capital of such Investment, but without any other adjustment for increases or decreases in value of, or write-ups, write-downs or write-offs with respect to, such Investment after the date of such Investment, and (iv) any Investment (other than any Investment referred to in clause (i), (ii) or (iii) above) by the specified Person in the form of a purchase or other acquisition of any Equity Interests, bonds, notes, debentures, evidences of Indebtedness or other securities of any other Person shall be the original cost of such Investment (including any Indebtedness assumed in connection therewith), minus the amount of any portion of such Investment that has been repaid to the investor in cash as a repayment of principal or a return of capital, but without any other adjustment for increases or decreases in value of, or write-ups, write-downs or write-offs with respect to, such Investment after the date of such Investment.

Section 6.06 Transactions with Affiliates. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, enter into any transaction or series of related transactions with any Affiliate (other than transactions (a) by and among Credit Parties and (b) by and among Restricted Subsidiaries that are not Credit Parties and/or (c) by and among Credit Parties and Wholly-Owned Restricted Subsidiaries that are not Credit Parties to the extent that such transactions are in the ordinary course of business and consistent with past practices), other than on terms and conditions substantially as favorable to the Borrower or such Restricted Subsidiary as would reasonably be obtained by the Borrower or such Restricted Subsidiary at that time in a comparable arm’s-length transaction with a Person other than an Affiliate, except that the following in any event shall be permitted:

(i) Dividends may be paid to the extent provided in Section 6.03;

(ii) loans may be made and other transactions may be entered into by the Borrower and the Restricted Subsidiaries to the extent permitted by Section 6.02, 6.04 and 6.05 so long as, in each case, such loans and other transactions are in the ordinary course of business and consistent with past practice;

(iii) customary fees, indemnities and reimbursements may be paid to non-officer directors of the Borrower and the Restricted Subsidiaries; and

(iv) the Borrower and the Restricted Subsidiaries may enter into, and may make payments under, employment agreements, employee benefits plans, stock option plans, indemnification provisions and other similar compensatory arrangements with officers, employees and directors of the Borrower and the Restricted Subsidiaries in the ordinary course of business.

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Section 6.07 Asset Coverage Ratios. (a) The Borrower will not permit the Asset Coverage Ratio A, as of the last day of any Test Period ending on the date set forth in the table below, to be less than the ratio set forth opposite such fiscal quarter below:

Fiscal Quarter Ending	Asset Coverage Ratio A
December 31, 2017	1.40:1.00
March 31, 2018	1.40:1.00
June 30, 2018	1.40:1.00
September 30, 2018	1.40:1.00
December 31, 2018	1.40:1.00
March 31, 2019	1.45:1.00
June 30, 2019	1.45:1.00
September 30, 2019	1.45:1.00
December 31, 2019 and the last day of each fiscal quarter of the Borrower thereafter	1.50:1.00

(b) The Borrower will not permit the Asset Coverage Ratio B, as of the last day of each Test Period ending after the Closing Date, to be less than 1.00:1.00.

Section 6.08 Interest Expense Coverage Ratio. The Borrower will not permit the Interest Expense Coverage Ratio, as of the last day of any Test Period ending on the date set forth in the table below, to be less than the ratio set forth opposite such fiscal quarter below:

Fiscal Quarter Ending	Interest Expense Coverage Ratio
December 31, 2017	1.20:1.00
March 31, 2018	1.20:1.00
June 30, 2018	1.20:1.00
September 30, 2018	1.25:1.00
December 31, 2018	1.25:1.00
March 31, 2019	1.75:1.00
June 30, 2019	2.00:1.00
September 30, 2019	2.00:1.00
December 31, 2019 and the last day of each fiscal quarter of the Borrower thereafter	2.25:1.00

Section 6.09 First Lien Net Leverage Ratio. The Borrower will not permit the First Lien Net Leverage Ratio, as of the last day of any Test Period ending on the date set forth in the table below, to be greater than the ratio set forth opposite such date below:

Fiscal Quarter Ending	First Lien Net Leverage Ratio
December 31, 2017	8.50:1.00
March 31, 2018	7.75:1.00
June 30, 2018	7.75:1.00
September 30, 2018	6.75:1.00
December 31, 2018	5.75:1.00
March 31, 2019	5.00:1.00
June 30, 2019	4.50:1.00
September 30, 2019	4.00:1.00
December 31, 2019 and the last day of each fiscal quarter of the Borrower thereafter	3.50:1.00

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Section 6.10 Modifications of Certain Agreements. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, amend, modify, change or waive, or permit the amendment, modification or changing of, any terms of (a) any Permitted External Refinancing Debt or any Permitted Refinancing thereof, if, after giving effect to such amendment, modification, change or waiver, such Indebtedness would not constitute Permitted External Refinancing Debt or (b) the Second Lien Senior Subordinated PIK Toggle Notes Documents or any respective Permitted Refinancing thereof if such amendment, modification, change or waiver (i) could reasonably be expected to materially increase the obligations of the obligors thereunder, (ii) confers any additional material rights on the holders thereof or any Permitted Refinancing thereof, (iii) decreases the Weighted Average Life to Maturity or shortens the maturity date applicable thereto, (iv) requires additional prepayments with respect to any event, (v) results in any subordination provisions thereof being less favorable in any respect to the Lenders, including, without limitation, Article [●] of the Second Lien Senior Subordinated PIK Toggle Notes Indenture or (vi) results in an increase in the All-in Yield (payable in cash and/or in total) on the Second Lien Senior Subordinated PIK Toggle Notes in effect on the date hereof, in each case, the payment of which is not otherwise permitted hereunder, in each case other than in connection with a Permitted Refinancing thereof.

Section 6.11 Limitation on Certain Restrictions on Subsidiaries. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Restricted Subsidiary to (a) pay dividends or make any other distributions on its capital stock or any other Equity Interest or participation in its profits owned by the Borrower or any Restricted Subsidiary, or pay any Indebtedness owed to the Borrower or any Restricted Subsidiary, (b) make loans or advances to the Borrower or any Restricted Subsidiary or (c) transfer any of its properties or assets to the Borrower or any Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, (ii) this Agreement and the other Credit Documents, (iii) agreements which (x) exist on the Closing Date and (to the extent not otherwise permitted by this Section 6.11) are listed on Schedule 6.11 and (y) to the extent agreements permitted by preceding sub-clause (x) are set forth in an agreement evidencing Indebtedness, are set forth in any agreement evidencing any permitted renewal, extension or refinancing of such Indebtedness so long as such renewal, extension or refinancing does not expand the scope of the restrictions described in clause (a), (b) or (c) that are contained in such existing agreement, (iv) agreements that are binding on a Restricted Subsidiary at the time such Restricted Subsidiary is acquired by the Borrower or any Restricted Subsidiary, so long as such agreements were not entered into in contemplation of such Person becoming a Restricted Subsidiary, (v) customary provisions restricting subletting or assignment of any lease governing any leasehold interest of the Borrower or any Restricted Subsidiary, (vi) customary provisions restricting assignment of any licensing agreement (in which the Borrower or any Restricted Subsidiary is the licensee) or other contract entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business, (vii) restrictions on the transfer of any asset or any Restricted Subsidiary pending the close of the sale of such asset or such Restricted Subsidiary, (viii) restrictions on the transfer of any asset subject to a Lien permitted by Section 6.01(iii), (vi), (vii), (xv), (xvi), (xviii), (xix), (xx), (xxv), (xxvii), (xxviii), (xxix), (xxx) and (xxxi); provided that such restrictions are limited to the applicable individual agreements and/or the property or assets subject to such agreements, (ix) customary provisions applicable to a Securitization Entity; provided that such restrictions are limited to the applicable individual agreements and/or the property or assets subject to such agreements, (x) provisions in documentation with respect to the Second Lien Senior Subordinated

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PIK Toggle Notes, Permitted External Refinancing Debt or any Permitted Refinancing of the foregoing, in each case, so long as such provisions are no more restrictive than the corresponding provisions hereof and (xi) provisions pursuant to the terms of any Permitted Funding Indebtedness or any Non-Recourse Indebtedness providing for financial covenants or limitations on affiliate transactions, mergers, consolidations, transfers of all or substantially all assets or other fundamental changes, in each case so long as such provisions are determined in good faith by the Borrower to be customary for such financing and the applications of such provisions will not materially affect the ability of the Borrower to pay the principal or interest on the Loans.

Section 6.12 Limitation on Issuance of Equity Interests. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, issue (i) any Preferred Equity (other than (x) in the case of the Borrower, Preferred Equity that constitutes Qualified Equity Interests and (y) in the case of any such Restricted Subsidiary, Preferred Equity issued to the Borrower or a Subsidiary Guarantor) or (ii) any redeemable common stock or other redeemable common Equity Interests other than (x) in the case of the Borrower, common Qualified Equity Interests and (y) in the case of any such Restricted Subsidiary, common stock or other redeemable common Equity Interests that is or are redeemable at the sole option of such Restricted Subsidiary.

Section 6.13 Business; Etc. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, engage directly or indirectly in any business other than the businesses engaged in by the Borrower and the Restricted Subsidiaries as of the Closing Date and reasonable extensions and developments thereof and businesses reasonably similar, ancillary or complimentary thereto.

Section 6.14 Limitation on Creation of Subsidiaries. (a) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, establish, create or acquire after the Closing Date any Restricted Subsidiary, provided that the Borrower and its Wholly-Owned Restricted Subsidiaries (other than Non-Recourse Entities) shall be permitted to establish, create and, to the extent permitted by this Agreement, acquire Wholly-Owned Restricted Subsidiaries, so long as, in each case, (i) the capital stock or other Equity Interests of such new Restricted Subsidiary are promptly pledged pursuant to, and to the extent required by, the Pledge Agreement and the certificates, if any, representing such stock or other Equity Interests, together with stock or other appropriate powers duly executed in blank, are promptly delivered to the Collateral Agent, (ii) each such new Wholly-Owned Domestic Restricted Subsidiary (other than an Excluded Subsidiary) promptly executes a counterpart of the Subsidiaries Guaranty, the Security Agreement and the Pledge Agreement, (iii) each such new Wholly-Owned Domestic Restricted Subsidiary (other than any Non-Recourse Entity or Securitization Entities) promptly executes a counterpart of the Intercompany Subordination Agreement and (iv) each such new Wholly-Owned Domestic Restricted Subsidiary (other than an Excluded Subsidiary), to the extent requested by the Administrative Agent or the Required Lenders, promptly takes all actions required pursuant to Section 5.12. In addition, each new Wholly-Owned Restricted Subsidiary that is required to execute any Credit Document shall promptly execute and deliver, or cause to be promptly executed and delivered, all other relevant documentation (including opinions of counsel) of the type described in Section 4.01 as such new Restricted Subsidiary would have had to deliver if such new Restricted Subsidiary were a Credit Party on the Closing Date, in each case to the extent reasonably requested by the Administrative Agent; provided further that Non-Wholly Owned Subsidiaries may be established, created or acquired in accordance with the requirements of Section 6.14(b).

(b) In addition to Restricted Subsidiaries created pursuant to preceding clause (a), the Borrower and the Restricted Subsidiaries may establish, acquire or create, and make Investments in, Non-Wholly Owned Subsidiaries after the Closing Date as a result of Permitted Acquisitions (subject to the limitations contained in the definitions thereof) and Investments expressly permitted to be made pursuant to Section 6.05, provided that all of the capital stock or other Equity Interests of each such Non-Wholly Owned Subsidiary shall be pledged by any Credit Party which owns same as, and to the extent, required by the Pledge Agreement.

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Section 6.15 Prepayments of Other Indebtedness. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, (a) voluntarily or optionally prepay, repurchase, redeem or otherwise optionally or voluntarily satisfy or defease, or make any payment in violation of any subordination terms of, whether in cash, property, securities or a combination thereof, or otherwise acquire for consideration (including as a result of any asset sale, change of control or similar event or any purchase or assignment pursuant to any provision similar to Section 9.04(l) hereunder), or set apart any sum for the aforesaid purposes, any Indebtedness constituting Second Lien Senior Subordinated PIK Toggle Notes, Permitted External Refinancing Debt or any Permitted Refinancing thereof, except (v) pursuant to a Permitted Refinancing thereof and (w) the conversion or exchange of any such Indebtedness to or for Qualified Equity Interests of the Borrower or (b) with respect to the Second Lien Senior Subordinated PIK Toggle Notes, make (i) any payment of cash interest with respect to more than $200,000,000 of the original principal amount thereof or (ii) any payment of cash interest with respect to amounts accreted to the principal amount thereof by virtue of payments in kind.

ARTICLE 7

EVENTS OF DEFAULT

Section 7.01 Events of Default. Upon the occurrence of any of the following specified events (each, an “Event of Default”):

(a) Payments. (i) Default shall be made in the payment of any principal of any Loan or the reimbursement with respect to any L/C Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise or (ii) default shall be made in the payment of any interest on any Loan or any Fee or L/C Disbursement or any other amount (other than an amount referred to in clause (i)) due under any Credit Document, when and as the same shall become due and payable, and in the case of this clause (ii) such default shall continue unremedied for a period of three Business Days; or

(b) Representations, etc. Any representation, warranty or statement made or deemed made by any Credit Party herein or in any other Credit Document or in any report, certificate, financial statement or other instrument delivered to the Administrative Agent or any Lender pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made or delivered; or

(c) Covenants. The Borrower or any Restricted Subsidiary shall (i) default in the due performance or observance by it of any term, covenant or agreement contained in Section 5.01(g)(i), 5.04 (with respect to the existence of the Borrower or any material Subsidiary Guarantor), Section 5.05, Section 5.08, 5.11, 5.18 or Article 6, or (ii) default in the due performance or observance by it of any other term, covenant or agreement contained in this Agreement (other than those set forth in Section 7.01(a) and 7.01(b)) and such default shall continue unremedied for a period of 30 days after the earlier of (x) written notice thereof to the Borrower by the Administrative Agent or the Required Lenders and (y) knowledge thereof by the Borrower or any Authorized Officer of the Borrower; or

(d) Default Under Other Agreements. (i) The Borrower or any Restricted Subsidiary (other than a Securitization Entity that is an Immaterial Subsidiary) shall (x) default in any payment of any Indebtedness (other than the Obligations) beyond the period of grace, if any, provided in an instrument or agreement under which such Indebtedness was created or (y) default in the observance or performance of any agreement or condition relating to any Indebtedness (other than the Obligations or obligations under

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any Interest Rate Protection Agreement or Other Hedging Agreement (it being understood that clause (i)(x) shall only apply to any failure to make any payment in respect of any Interest Rate Protection Agreement or Other Hedging Agreement as a result of such default)) or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, any such Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its stated maturity, (ii) any Indebtedness (other than the Obligations or obligations under any Interest Rate Protection Agreement or Other Hedging Agreement (it being understood that clause (i)(x) shall only apply to any failure to make any payment in respect of any Interest Rate Protection Agreement or Other Hedging Agreement as a result of such event)) of the Borrower or any Restricted Subsidiary shall be declared to be (or shall become) due and payable, or required to be prepaid other than by a regularly scheduled required prepayment, prior to the stated maturity thereof, provided that it shall not be a Default or an Event of Default under this Section 7.01(d) unless the aggregate principal amount of all Indebtedness as described in preceding clauses (i) and (ii) is at least $30,000,000; or (iii) any Designated Material Contract shall be terminated by the counterparty thereunder and such Designated Material Contract is not replaced by a comparable commercial contract, to the extent that failure to replace such Designated Material Contract would reasonably be expected to have a Material Adverse Effect; or

(e) Bankruptcy, etc. (i) An involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (x) relief in respect of the Borrower or any Restricted Subsidiary (other than a Securitization Entity that is an Immaterial Subsidiary), or of a substantial part of the property or assets of the Borrower or a Restricted Subsidiary (other than a Securitization Entity that is an Immaterial Subsidiary), under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (y) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Restricted Subsidiary (other than a Securitization Entity that is an Immaterial Subsidiary) or for a substantial part of the property or assets of the Borrower or a Restricted Subsidiary (other than a Securitization Entity that is an Immaterial Subsidiary) or (z) the winding-up or liquidation of the Borrower or any Restricted Subsidiary (other than a Securitization Entity that is an Immaterial Subsidiary); and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; or (ii) the Borrower or any Restricted Subsidiary (other than a Securitization Entity that is an Immaterial Subsidiary) shall (t) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (u) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in (i) above, (v) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any such Restricted Subsidiary or for a substantial part of the property or assets of the Borrower or any such Restricted Subsidiary, (w) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (x) make a general assignment for the benefit of creditors, (y) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (z) take any action for the purpose of effecting any of the foregoing; or

(f) ERISA. An ERISA Event shall have occurred that, in the reasonable opinion of the Required Lenders, when taken together with all other such ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect; or

(g) Security Documents. Any of the Security Documents shall cease to be in full force and effect, or shall cease to give the Collateral Agent for the benefit of the Secured Creditors the Liens, rights, powers and privileges purported to be created thereby (including, without limitation, a perfected security

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interest in, and Lien on, all of the Collateral (other than, in the aggregate, immaterial portions of the Collateral), in favor of the Collateral Agent, superior to and prior to the rights of all third Persons (except as permitted by Section 6.01), and subject to no other Liens (except as permitted by Section 6.01), or any Credit Party shall default in the due performance or observance of any term, covenant or agreement on its part to be performed or observed pursuant to any such Security Document and such default shall continue beyond the period of grace, if any, specifically applicable thereto pursuant to the terms of such Security Document or the Borrower or any other Credit Party shall assert that any security interest purported to be created by any Security Document is not a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document) security interest in the securities, assets or properties covered thereby; or

(h) Guaranties. Any Subsidiaries Guaranty or any provision thereof shall cease to be in full force or effect as to any Subsidiary Guarantor (except as a result of a release of any Subsidiary Guarantor in accordance with the terms thereof), or any Subsidiary Guarantor or any Person acting for or on behalf of such Subsidiary Guarantor shall deny or disaffirm such Subsidiary Guarantor’s obligations under the Subsidiaries Guaranty or any Subsidiary Guarantor shall default in the due performance or observance of any term, covenant or agreement on its part to be performed or observed pursuant to the Subsidiaries Guaranty; or

(i) Judgments. One or more judgments or decrees shall be entered against the Borrower or any Restricted Subsidiary (other than any Securitization Entity that is an Immaterial Subsidiary) involving in the aggregate for the Borrower and the Restricted Subsidiaries a liability (not paid or to the extent not covered by a reputable and solvent insurance company) and such judgments and decrees either shall be final and non-appealable or shall not be vacated, discharged or stayed or bonded pending appeal for any period of 30 consecutive days, and the aggregate amount of all such judgments equals or exceeds $30,000,000; or

(j) Intercreditor Agreement. Any Intercreditor Agreement shall, in whole or in part, cease to be effective or cease to be legally valid, binding and enforceable against the holders of any Indebtedness whose Liens are subject to such Intercreditor Agreement; or

(k) Change of Control. A Change of Control shall occur;

then, and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent may, and upon the written request of the Required Lenders shall, by written notice to the Borrower, take any or all of the following actions (provided that, if an Event of Default specified in Section 7.01(e) shall occur with respect to the Borrower or any Restricted Subsidiary (other than any Restricted Subsidiary that is (x) an Immaterial Subsidiary, (y) a Securitization Entity or (z) related to the RMS Business), the result which would occur upon the giving of written notice by the Administrative Agent as specified in clauses (i) and (ii) below shall occur automatically without the giving of any such notice): (i) declare the Commitments terminated, whereupon all Commitments of each Lender shall forthwith terminate immediately; (ii) declare the principal of and any accrued interest and Fees in respect of all Loans and the Notes and all Obligations owing hereunder and thereunder to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Credit Party, anything contained herein or in any other Credit Document to the contrary notwithstanding; (iii) terminate any Letter of Credit which may be terminated in accordance with its terms; (iv) [reserved]; (v) enforce, as Collateral Agent, all of the Liens and security interests created pursuant to the Security Documents; and (vi) enforce the Subsidiaries Guaranty.

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ARTICLE 8

THE ADMINISTRATIVE AGENT AND THE COLLATERAL AGENT

Each Lender and each Issuing Bank (if any) hereby irrevocably appoints the Administrative Agent and the Collateral Agent (for purposes of this Article 8, the Administrative Agent and the Collateral Agent are referred to collectively as the “Agents”) its agent and authorizes the Agents to take such actions on its behalf and to exercise such powers as are delegated to such Agents by the terms of the Credit Documents, together with such actions and powers as are reasonably incidental thereto. Without limiting the generality of the foregoing, the Agents are hereby expressly authorized to (i) execute any and all documents (including releases) with respect to the Collateral and the rights of the Secured Creditors with respect thereto, as contemplated by and in accordance with the provisions of this Agreement and the Security Documents and (ii) negotiate, enforce or settle any claim, action or proceeding affecting the Lenders in their capacity as such, at the direction of the Required Lenders, which negotiation, enforcement or settlement will be binding upon each Lender. Without limiting the generality of the foregoing, the Lenders hereby specifically authorize the Agents to enter into one or more MSR Acknowledgement Agreements in connection with the Agents’ security interest, for the benefit of the Secured Creditors, in those MSR relating to Residential Mortgage Loans owned or held by the respective owner of the Residential Mortgage Loans to which such MSR relate (in each case to the extent required to do so by such owner). If any provision hereof permits the Borrower or any Restricted Subsidiary to incur any secured Indebtedness so long as any Liens securing such Indebtedness are subject to an Intercreditor Agreement, then (x) each such Intercreditor Agreement shall be deemed to also be satisfactory to the Lenders and any Issuing Bank if the same is not objected to in writing by the Required Lenders within five Business Days after notice thereof, (y) each Lender and each Issuing Bank hereby authorizes any Agent from time to time to enter into and perform its obligations under any such Intercreditor Agreement and (z) following the request of the Borrower, the applicable Agents shall execute such Intercreditor Agreement. Each of the Lenders and the Issuing Banks acknowledges and agrees that an Agent may also act as the collateral agent or as collateral trustee for the lenders under certain other Indebtedness permitted hereunder and each Lender and the Issuing Bank hereby waives any conflict of interest, now contemplated or arising hereafter, in connection therewith and agrees not to assert against Credit Suisse or any of its Related Parties any claims, causes of action, damages or liabilities of whatever kind or nature relating thereto. The Administrative Agent may perform any of its respective duties hereunder by or through its officers, directors, agents, employees or affiliates.

The institution serving as the Administrative Agent and/or the Collateral Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not an Agent hereunder.

Neither Agent shall have any duties or obligations except those expressly set forth in the Credit Documents. Without limiting the generality of the foregoing, (a) neither Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing, (b) neither Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that such Agent is instructed in writing to exercise by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.08); provided that no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Credit Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law, and (c) except as expressly set forth in the Credit Documents, neither Agent

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shall have any duty to disclose, nor shall it be liable for the failure to disclose, any information relating to the Borrower or any of the Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent and/or Collateral Agent or any of its Affiliates in any capacity. Neither Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.08) or in the absence of its own gross negligence or willful misconduct. Neither Agent shall be deemed to have knowledge of any Default or Event of Default unless and until written notice thereof is given to such Agent by the Borrower or a Lender, and neither Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Credit Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Credit Document, (iv) the validity, enforceability, effectiveness or genuineness of any Credit Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article 4 or elsewhere in any Credit Document, other than to confirm receipt of items expressly required to be delivered to such Agent.

Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. Each Agent may also rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. Each Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Each Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by it. Each Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent.

Subject to the appointment and acceptance of a successor Agent as provided below, either Agent may resign at any time by notifying the Lenders, any Issuing Banks and the Borrower. Upon any such resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders and the Issuing Banks, appoint a successor Agent which shall be a bank with an office in the United States, or an Affiliate of any such bank. If no successor Agent has been appointed pursuant to the immediately preceding sentence by the 30th day after the date such notice of resignation was given by such Agent, such Agent’s resignation shall become effective and the Required Lenders shall thereafter perform all the duties of such Agent hereunder and/or under any other Credit Document until such time, if any, as the Required Lenders appoint a successor Administrative Agent and/or Collateral Agent, as the case may be. Upon the acceptance of its appointment as Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After an Agent’s resignation hereunder, the provisions of this Article and Section 9.05 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while acting as Agent.

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Each Lender acknowledges that it has, independently and without reliance upon the Agents or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agents or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any other Credit Document, any related agreement or any document furnished hereunder or thereunder.

Each Lender authorizes and directs the Collateral Agent to enter into the Security Documents for the benefit of the Lenders and the other Secured Creditors. Each Lender hereby agrees, and each holder of any Note by the acceptance thereof will be deemed to agree, that, except as otherwise set forth herein, any action taken by the Required Lenders in accordance with the provisions of this Agreement or the Security Documents, and the exercise by the Required Lenders of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders. The Collateral Agent is hereby authorized on behalf of all of the Lenders, without the necessity of any notice to or further consent from any Lender, from time to time prior to an Event of Default, to take any action with respect to any Collateral or Security Documents which may be necessary to perfect and maintain perfected the security interest in and liens upon the Collateral granted pursuant to the Security Documents.

The Lenders hereby authorize the Collateral Agent, at its option and in its discretion, to release any Lien granted to or held by the Collateral Agent upon any Collateral (i) upon termination of the Commitments and payment and satisfaction of all of the Obligations (other than inchoate indemnification obligations) at any time arising under or in respect of this Agreement or the Credit Documents or the transactions contemplated hereby or thereby, (ii) constituting property being sold or otherwise disposed of (to Persons other than the Borrower and its Subsidiaries) upon the sale or other disposition thereof in compliance with Section 6.02, (iii) if approved, authorized or ratified in writing by the Required Lenders (or all of the Lenders hereunder, to the extent required by Section 9.08) or (iv) as otherwise may be expressly provided in the relevant Security Documents. Upon request by the Administrative Agent at any time, the Lenders will confirm in writing the Collateral Agent’s authority to release particular types or items of Collateral pursuant to this Article 9.

ARTICLE 9

MISCELLANEOUS

Section 9.01 Notices; Electronic Communications. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile transmission, as follows:

(a) [if to the Borrower, to Walter Investment Management Corp., Attention of: Cheryl Collins, Senior Vice President and Treasurer, 345 St. Peter Street, St. Paul, MN 55102 Fax Number 866-210-6192, Phone: 651-293-3410 Email: cheryl.collins@walterinvestment.com;]5

(b) if to the Administrative Agent, to Credit Suisse AG, Cayman Islands Branch Attention of: [Sean Portrait, Eleven Madison Avenue, New York, NY 10010, Fax Number 212-322-2291, Email: agency.loanops@credit-suisse.com]7;

[5]	To be confirmed.
[6]	To be updated.
[7]	To be updated.

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(c) if to the Collateral Agent, to Credit Suisse AG, Cayman Islands Branch, Attention of: [Loan Operations – Boutique Management, Primary Contact: Nirmala Durgana, Eleven Madison Avenue, New York, NY 10010, Fax Number 212-325-8315, Email: ops-collateral@credit-suisse.com]8; and

(d) if to a Lender, to it at its address (including email address or facsimile number) set forth on Schedule 1.01(b) or in the Assignment and Acceptance pursuant to which such Lender shall have become a party hereto.

All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by facsimile transmission (except that, if not given during the normal business hours of the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient) or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01. As agreed to among the Borrower, the Administrative Agent and the applicable Lenders from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable Person provided from time to time by such Person.

The Borrower hereby agrees, unless directed otherwise by the Administrative Agent or unless the electronic mail address referred to below has not been provided by the Administrative Agent to the Borrower, that it will, or will cause the Restricted Subsidiaries to, provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Credit Documents or to the Lenders under Article 5, including all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (i) is or relates to a notice pursuant to Section 2.10, (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default or Event of Default under this Agreement or any other Credit Document or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any Borrowing or other extension of credit hereunder (all such non-excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium that is properly identified in a format acceptable to the Administrative Agent to an electronic mail address as directed by the Administrative Agent. In addition, the Borrower agrees, and agrees to cause the Restricted Subsidiaries, to continue to provide the Communications to the Administrative Agent or the Lenders, as the case may be, in the manner specified in the Credit Documents but only to the extent requested by the Administrative Agent.

The Borrower hereby acknowledges that (a) the Administrative Agent will make available to the Lenders and any Issuing Bank materials and/or information provided by or on behalf of the Borrower hereunder (collectively, the “Borrower Materials”) by posting the Borrower Materials on Intralinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrower or its securities) (each, a “Public Lender”). The Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have

[8]	To be updated.

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authorized the Administrative Agent and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to the Borrower or its securities for purposes of United States federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 9.16); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Investor;” and (z) the Administrative Agent shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not marked as “Public Investor.” Notwithstanding the foregoing, the following Borrower Materials shall be marked “PUBLIC”, unless the Borrower notifies the Administrative Agent promptly that any such document contains material non-public information: (1) the Credit Documents and (2) notification of changes in the terms of the Credit Facilities.

Each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable law, including United States federal and state securities laws, to make reference to Communications that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States federal or state securities laws.

THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE”. NEITHER THE ADMINISTRATIVE AGENT NOR ANY OF ITS RELATED PARTIES WARRANTS THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS OR THE ADEQUACY OF THE PLATFORM AND EACH EXPRESSLY DISCLAIMS LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS IS MADE BY THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES HAVE ANY LIABILITY TO ANY CREDIT PARTY, ANY LENDER OR ANY OTHER PERSON FOR DAMAGES OF ANY KIND, WHETHER OR NOT BASED ON STRICT LIABILITY AND INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY CREDIT PARTY’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY SUCH PERSON IS FOUND IN A FINAL RULING BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH PERSON’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Credit Documents. Each Lender agrees that receipt of notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Credit Documents. Each Lender agrees to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and that the foregoing notice may be sent to such e-mail address.

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Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Credit Document in any other manner specified in such Credit Document.

Section 9.02 Survival of Agreement. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Credit Document shall be considered to have been relied upon by the Lenders and any Issuing Bank and shall survive the making by the Lenders of the Loans and any issuance of Letters of Credit by any Issuing Bank, regardless of any investigation made by the Lenders or any Issuing Bank or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any Fee or any other amount payable under this Agreement or any other Credit Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not been terminated. The provisions of Sections 2.14, 2.16, 2.20 and 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the expiration of the Commitments, the expiration of any Letter of Credit, the invalidity or unenforceability of any term or provision of this Agreement or any other Credit Document, or any investigation made by or on behalf of the Administrative Agent, the Collateral Agent, any Lender or any Issuing Bank.

Section 9.03 Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower, the Agents, the Lenders and any Issuing Bank and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto.

Section 9.04 Successors and Assigns. (a) Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Borrower, the Administrative Agent, the Collateral Agent, the Issuing Banks or the Lenders that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns.

(b) Each Lender may assign to one or more Eligible Assignees all or a portion of its interests, rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it), with the prior consent of the Borrower (which consent shall not be unreasonably withheld or delayed) and with notice to the Administrative Agent; provided, however, that (i) (A) [reserved], (B) the consent of the Borrower (1) shall not be required to any such assignment made (x) to another Lender, an Affiliate of a Lender or a Related Fund of a Lender, (y) [reserved] or (z) after the occurrence and during the continuance of any Event of Default and (2) shall be deemed to have been given if the Borrower has not responded with five Business Days of a request for such consent), (C) the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall be in an integral multiple of, and not less than, $1,000,000 in the case of Term Loans (or, if less, the entire remaining amount of such Lender’s Commitment or Loans of the relevant Class); provided that simultaneous assignments by two or more Related Funds shall be combined for purposes of determining whether the minimum assignment requirement is met, (ii) the parties to each assignment shall (A) execute and deliver to the Administrative Agent an Assignment and Acceptance via an electronic settlement system acceptable to the Administrative Agent or (B) if previously agreed with the Administrative Agent, manually execute and deliver to the Administrative Agent an Assignment and Acceptance, and, in each case, shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent), and (iii) the assignee (other than the Borrower in connection with assignments contemplated by Section 9.04(l)), if

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it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire (in which the assignee shall designate one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Credit Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including federal and state securities laws) and all applicable forms described in Section 2.20(e). Upon acceptance and recording pursuant to paragraph (e) of this Section 9.04, from and after the effective date specified in each Assignment and Acceptance, (A) the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement and (B) the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.16, 2.20 and 9.05, as well as to any Fees accrued for its account and not yet paid); provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate to pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent and each Lender hereunder (and interest accrued thereon). Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

(c) By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows: (i) such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim and that its Commitment and the outstanding balances of its Term Loans, in each case without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment and Acceptance, (ii) except as set forth in (i) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Credit Document or any other instrument or document furnished pursuant hereto, or the financial condition of the Borrower or any Restricted Subsidiary or the performance or observance by the Borrower or any Restricted Subsidiary of any of its obligations under this Agreement, any other Credit Document or any other instrument or document furnished pursuant hereto; (iii) such assignee represents and warrants that it is an Eligible Assignee legally authorized to enter into such Assignment and Acceptance; (iv) such assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements referred to in Section 3.05 or delivered pursuant to Section 5.01 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (v) such assignee will independently and without reliance upon the Administrative Agent, the Collateral Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (vi) such assignee appoints and authorizes the Administrative Agent and the Collateral Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent and the Collateral Agent, respectively, by the terms hereof, together with such powers as are reasonably

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incidental thereto; (vii) [reserved]; and (viii) such assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in The City of New York a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive and the Borrower, the Administrative Agent, any Issuing Bank, the Collateral Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, any Issuing Bank, the Collateral Agent and any Lender, at any reasonable time and from time to time upon reasonable prior notice. This Section 9.04(d) shall be construed so that the Loans are at all times maintained in “registered form” within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code.

(e) Upon its receipt of, and consent to, a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, an Administrative Questionnaire completed in respect of the assignee (if applicable to such assignee), the processing and recordation fee referred to in paragraph (b) above, if applicable, and the written consent of the Administrative Agent and, if required, the Borrower to such assignment and any applicable forms described in Section 2.20(e), the Administrative Agent shall promptly (i) accept such Assignment and Acceptance and (ii) record the information contained therein in the Register. Except with respect to assignments to the Borrower pursuant to Section 9.04(l), no assignment shall be effective unless it has been recorded in the Register as provided in this paragraph (e).

(f) Each Lender may without the consent of the Borrower or the Administrative Agent sell participations to one or more banks or other Persons in all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided, however, that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the participating banks or other Persons shall be entitled to the benefit of the cost protection provisions contained in Sections 2.14, 2.16 and 2.20 (subject to the requirements and limitations therein, including the requirements under Section 2.20(e) (it being understood that the documentation required under Section 2.20(e) shall be delivered to the participating Lender)) to the same extent as if they were Lenders (but, with respect to any particular participant, to no greater extent than the Lender that sold the participation to such participant) and (iv) the Borrower, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and such Lender shall retain the sole right to enforce the obligations of the Borrower relating to the Loans or L/C Disbursements and to approve any amendment, modification or waiver of any provision of this Agreement (other than amendments, modifications or waivers decreasing any fees payable to such participating bank or Person hereunder or the amount of principal of or the rate at which interest is payable on the Loans in which such participating bank or Person has an interest, extending any scheduled principal payment date or date fixed for the payment of interest on the Loans in which such participating bank or Person has an interest, increasing or extending the Commitments in which such participating bank or Person has an interest or releasing any Subsidiary Guarantor (other than in connection with the sale of such Subsidiary Guarantor in a transaction permitted by Section 6.02) or all or substantially all of the Collateral). To the extent permitted by law, each participating bank or other Person also shall be entitled to the benefits of Section 9.06 as though it were a Lender, provided such participating bank or other Person agrees to be subject to Section 2.18 as though it were a Lender. Each

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Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any participant or any information relating to a participant’s interest in any Commitments, Loans, Letters of Credit or its other obligations under any Credit Document) except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and the Borrower, the Lenders and the Administrative Agent shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement, notwithstanding any notice to the contrary.

(g) Any Lender or participant may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 9.04, disclose to the assignee or participant or proposed assignee or participant any information relating to the Borrower furnished to such Lender by or on behalf of the Borrower; provided that, prior to any such disclosure of information designated by the Borrower as confidential, each such assignee or participant or proposed assignee or participant shall execute an agreement whereby such assignee or participant shall agree (subject to customary exceptions) to preserve the confidentiality of such confidential information on terms no less restrictive than those applicable to the Lenders pursuant to Section 9.16.

(h) Any Lender may at any time assign all or any portion of its rights under this Agreement to secure extensions of credit to such Lender or in support of obligations owed by such Lender (including any such assignment or pledge in support of obligations owed to a Federal Reserve Bank or any other central banking authority); provided that no such assignment shall release a Lender from any of its obligations hereunder or substitute any such assignee for such Lender as a party hereto.

(i) Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPV”), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower, the option to provide to the Borrower all or any part of any Loan that such Granting Lender would otherwise be obligated to make to the Borrower pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPV to make any Loan and (ii) if an SPV elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPV hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that no SPV shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender). In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPV, it will not institute against, or join any other Person in instituting against, such SPV any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any State thereof. In addition, notwithstanding anything to the contrary contained in this Section 9.04, any SPV may (i) with notice to, but without the prior written consent of, the Borrower and the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to the Granting Lender or to any financial institutions (consented to by the Borrower and Administrative Agent) providing liquidity and/or credit support to or for the account of such SPV to support the funding or maintenance of Loans and (ii) disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPV.

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(j) The Borrower shall not assign or delegate any of its rights or duties hereunder without the prior written consent of the Administrative Agent, each Issuing Bank and each Lender, and any attempted assignment without such consent shall be null and void.

(k) [Reserved].

(l) Any Lender may, at any time, assign all or a portion of its rights and obligations under this Agreement in respect of its Term Loans to the Borrower on a non-pro rata basis through (x) Dutch Auctions open to all Lenders or (y) open market purchases, in each case subject to the following limitations and other provisions:

(i) no Event of Default has occurred and is continuing at the time such assigned is entered into or would result therefrom;

(ii) the Borrower will not be entitled to receive, and will not receive, information provided solely to Lenders by the Administrative Agent or any Lender and will not be permitted to attend or participate in, and will not attend or participate in, meetings or conference calls attended solely by the Lenders and the Administrative Agent;

(iii) [reserved];

(iv) any Term Loans purchased by the Borrower shall be automatically and permanently cancelled immediately upon acquisition by the Borrower;

(v) notwithstanding anything to the contrary contained herein (including in the definitions of “Consolidated Net Income” and “Consolidated EBITDA”) any noncash gains in respect of “cancellation of indebtedness” resulting from the cancellation of any Term Loans purchased by the Borrower shall be excluded from the determination of Consolidated Net Income and Consolidated EBITDA;

(vi) the cancellation of Term Loans in connection with a Dutch Auction or open market purchases shall not constitute a voluntary or mandatory prepayment for purposes of Section 2.12 or Section 2.13, but the face amount of Term Loans cancelled as provided for in clause (iv) above shall be applied on a pro rata basis to the remaining scheduled installments of principal due in respect of the Term Loans;

(vii) the Borrower shall represent and warrant as of the date of any such purchase and assignment that neither the Borrower nor any of its officers has any material non-public information with respect to the Borrower or any of its Subsidiaries or securities that has not been disclosed to the assigning Lender (other than because such assigning Lender does not wish to receive material non-public information with respect to the Borrower and its Subsidiaries or securities) prior to such date to the extent such information could reasonably be expected to have a material effect upon, or otherwise be material, to a Term Lender’s decision to assign Term Loans to the Borrower;

(viii) after giving effect to any purchase or assignment of Term Loans pursuant to this Section 9.04(l), the aggregate amount of all Unrestricted cash and Cash Equivalents of the Borrower and the Restricted Subsidiaries as of such date shall not be less than $15,000,000; and

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(ix) at the time of the consummation of each purchase and assignment of Term Loans pursuant to this Section 9.04(l), the Borrower shall have delivered to the Administrative Agent a certificate of an Authorized Officer as to compliance with the preceding clauses (vii) and (viii).

Section 9.05 Expenses; Indemnity. (a) The Borrower agrees to pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent, each Issuing Bank and each Related Party of any of the foregoing Persons in connection with the preparation, execution, delivery and administration of this Agreement and the other Credit Documents or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby or thereby contemplated shall be consummated) (but limited, with respect to legal expenses, to the reasonable and documented fees, disbursements and other charges of one single firm of primary counsel, one single firm of special counsel and one firm of additional local counsel for each applicable jurisdiction) and (ii) all out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent, each Issuing Bank, each Lender and each Related Party of any of the foregoing Persons in connection with the enforcement or protection of its rights in connection with this Agreement and the other Credit Documents or in connection with the Loans made or Letters of Credit issued hereunder or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a “work-out” or pursuant to any insolvency or bankruptcy proceedings (but limited, with respect to legal expenses, to the reasonable and documented fees, disbursements and other charges of one single firm of primary counsel, one firm of special counsel and one firm of additional local counsel for each applicable jurisdiction to the Administrative Agent, the Collateral Agent, each Issuing Bank, taken as a whole, and one additional single firm of primary counsel and one firm of additional local counsel for each applicable jurisdiction to the Lenders, taken as a whole).

(b) The Borrower agrees to indemnify the Administrative Agent, the Collateral Agent, each Lender, any Issuing Bank, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, penalties, claims, damages, liabilities, obligations, fines and related expenses, including reasonable counsel fees, charges and disbursements (but limited, with respect to legal expenses, to the reasonable and documented fees, disbursements and other charges of one single firm of primary counsel, one firm of special counsel and one additional firm of local counsel for each applicable jurisdiction for all similarly situated Indemnitees (it being agreed that, in the case of any actual or perceived conflict of interest between or among any Indemnitees, such Indemnitees shall be deemed not to be similarly situated and each such group of Indemnitees shall be entitled to additional counsel as set forth herein), incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of or by reason of (i) the execution or delivery of this Agreement or any other Credit Document or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated thereby (including the syndication of the Credit Facilities), (ii) the use of the proceeds of the Loans or issuance of Letter of Credit, (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto (and regardless of whether such matter is initiated by a third party or by the Borrower, any other Credit Party or any of their respective Affiliates) or (iv) the actual or alleged presence of or exposure to Hazardous Materials in the indoor or outdoor air, surface water or groundwater or on the surface or subsurface of any Real Property at any time owned, leased or operated by the Borrower or any of its Subsidiaries, the generation, storage, transportation, handling, Release or disposal of Hazardous Materials by the Borrower or any of its Subsidiaries at any location, whether or not owned, leased or operated by the Borrower or any of its Subsidiaries, the non-compliance by, or liability of or relating to, the Borrower, any of its Subsidiaries or any Real Property at any time owned, leased or operated by the Borrower or any of its Subsidiaries with, relating to, or under any Environmental Law (including applicable permits thereunder), or any Environmental Claim threatened or asserted against or relating to the Borrower, any of its Subsidiaries or any Real Property at any time

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owned, leased or operated by the Borrower or any of its Subsidiaries; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted primarily from the gross negligence, bad faith or willful misconduct of such Indemnitee.

(c) To the extent that the Borrower fails to pay any amount required to be paid by it to the Administrative Agent, the Collateral Agent or any Issuing Bank under paragraph (a) or (b) of this Section (including, without limitation, as a result of entering into of one or more MSR Acknowledgement Agreements), each Lender severally agrees to pay to the Administrative Agent, the Collateral Agent or such Issuing Bank, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Collateral Agent or such Issuing Bank in its capacity as such. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the outstanding Term Loans at the time.

(d) To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential, incidental or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or any Letter of Credit or the use of the proceeds thereof.

(e) All amounts due under this Section 9.05 shall be payable on written demand therefor.

Section 9.06 Right of Setoff. (a) If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, except to the extent prohibited by law, without presentment, demand, protest or other notice of any kind to any Credit Party or to any other Person, any such notice being hereby expressly waived, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender (including, without limitation, by branches and agencies of such Lender wherever located) to or for the credit or the account of the Borrower (for the avoidance of doubt, excluding any deposits held by the Borrower in a custodial account for the benefit of a third party or any property which constitutes Excluded Collateral) against any of and all the obligations of the Borrower now or hereafter existing under this Agreement and other Credit Documents held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or such other Credit Document and although such obligations may be unmatured; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.24 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Banks and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender under this Section 9.06 are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

(b) NOTWITHSTANDING THE FOREGOING SUBSECTION (a), AT ANY TIME THAT THE LOANS OR ANY OTHER OBLIGATION SHALL BE SECURED BY REAL PROPERTY LOCATED IN CALIFORNIA, NO LENDER SHALL EXERCISE A RIGHT OF SETOFF, LIEN OR COUNTERCLAIM OR TAKE ANY COURT OR ADMINISTRATIVE ACTION OR INSTITUTE ANY PROCEEDING TO ENFORCE ANY PROVISION OF THIS AGREEMENT OR ANY NOTE UNLESS

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IT IS TAKEN WITH THE CONSENT OF THE REQUIRED LENDERS OR APPROVED IN WRITING BY THE ADMINISTRATIVE AGENT, IF SUCH SETOFF OR ACTION OR PROCEEDING WOULD OR MIGHT (PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 580a, 580b, 580d AND 726 OF THE CALIFORNIA CODE OF CIVIL PROCEDURE OR SECTION 2924 OF THE CALIFORNIA CIVIL CODE, IF APPLICABLE, OR OTHERWISE) AFFECT OR IMPAIR THE VALIDITY, PRIORITY OR ENFORCEABILITY OF THE LIENS GRANTED TO THE COLLATERAL AGENT PURSUANT TO THE SECURITY DOCUMENTS OR THE ENFORCEABILITY OF THE NOTES AND OTHER OBLIGATIONS HEREUNDER, AND ANY ATTEMPTED EXERCISE BY ANY LENDER OF ANY SUCH RIGHT WITHOUT OBTAINING SUCH CONSENT OF THE REQUIRED LENDERS OR THE ADMINISTRATIVE AGENT SHALL BE NULL AND VOID. THIS SUBSECTION (B) IS FOR THE SOLE BENEFIT OF THE LENDERS AND SHALL NOT AFFORD ANY RIGHT TO, OR CONSTITUTE A DEFENSE AVAILABLE TO, ANY CREDIT PARTY.

Section 9.07 Applicable Law. THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS (OTHER THAN LETTERS OF CREDIT AND AS EXPRESSLY SET FORTH IN OTHER CREDIT DOCUMENTS) AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT OR ANY SUCH OTHER CREDIT DOCUMENTS (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

Section 9.08 Waivers; Amendment. (a) No failure or delay of the Administrative Agent, the Collateral Agent, any Lender or any Issuing Bank in exercising any power or right hereunder or under any other Credit Document and no course of dealing between the Borrower or any other Credit Party and the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Collateral Agent, any Issuing Bank and the Lenders hereunder and under the other Credit Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or any other Credit Document or consent to any departure by the Borrower or any other Credit Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances.

(b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders; provided, however, that no such agreement shall (i) decrease the principal amount of, or extend the maturity of or any scheduled principal payment date or any date for the payment of any interest on any Loan, or waive or excuse any such payment or any part thereof, or decrease the rate of interest on any Loan, without the prior written consent of each Lender directly adversely affected thereby, (ii) increase or extend the Commitment or decrease or extend the date for payment of any Fees of any Lender without the prior written consent of such Lender, (iii) amend or modify the pro rata requirements of Section 2.17, the provisions of Section 9.04 or the provisions of this Section or release any Subsidiary Guarantor (other than in connection with the sale of such Subsidiary Guarantor in a transaction permitted by Section 6.02) or all or substantially all of the Collateral, without the prior written consent of each Lender, (iv) change the provisions of any Credit Document in a manner that by its terms adversely affects the rights in respect of payments due to Lenders holding Loans of one Class differently from the rights of Lenders holding Loans of any other Class without the prior written consent of Lenders holding a majority in interest of the

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outstanding Loans and unused Commitments of each adversely affected Class, (v) modify the protections afforded to an SPV pursuant to the provisions of Section 9.04(i) without the written consent of such SPV or (vi) reduce the percentage contained in the definition of the term “Required Lenders” without the prior written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or the Collateral Agent hereunder or under any other Credit Document without the prior written consent of the Administrative Agent or the Collateral Agent. Notwithstanding the foregoing, if at any time the “LIBO Rate” shall no longer be used for determining interest rates for loans, then the Administrative Agent and the Borrower shall endeavor to establish an alternate rate of interest to the LIBO Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans of this type, and shall enter into an amendment to reflect such alternate rate of interest. Such amendment shall become effective without any further action or consent so long as the Administrative Agent shall not have received, within ten Business Days of the date written notice of such alternate rate of interest is provided to the Lenders, a written notice from the Required Lenders stating that such Required Lenders object to such amendment.

(c) Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (i) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Credit Documents with the Term Loans and the accrued interest and fees in respect thereof, (ii) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and (iii) to permit any such additional credit facilities which are term facilities to share ratably with the Term Loans in the application of prepayments and to permit any such credit facilities which are revolving credit facilities to share ratably with any revolving credit facility hereunder in the application of prepayments (it being understood that the foregoing shall not restrict any amendments effected pursuant to an Additional Credit Extension Amendment).

(d) Notwithstanding anything to the contrary contained in this Section 9.08, the Borrower and the Administrative Agent may, without the input or consent of any Lender, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate in the opinion of the Administrative Agent to effect the provisions of Section 2.25, Section 2.26 and Section 2.27.

(e) In addition, notwithstanding the foregoing, if the Administrative Agent and the Borrower shall have jointly identified an obvious error or any error or omission of a technical or immaterial nature in any provision of the Credit Documents, then the Administrative Agent and the Borrower shall be permitted to amend such provision and such amendment shall become effective without any further action or consent of any other party to any Credit Document if the same is not objected to in writing by the Required Lenders within five Business Days after notice thereof.

Section 9.09 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section 9.09 shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

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Section 9.10 Entire Agreement. This Agreement, the Fee Letter and the other Credit Documents constitute the entire contract between the parties relative to the subject matter hereof. Any other previous agreement among the parties with respect to the subject matter hereof is superseded by this Agreement and the other Credit Documents. Nothing in this Agreement or in the other Credit Documents, expressed or implied, is intended to confer upon any Person (other than the parties hereto and thereto, their respective successors and assigns permitted hereunder (including any Affiliate of any Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Collateral Agent, any Issuing Bank and the Lenders) any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Credit Documents.

Section 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER CREDIT DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Severability. In the event any one or more of the provisions contained in this Agreement or in any other Credit Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 9.13 Counterparts. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract, and shall become effective as provided in Section 9.03. Delivery of an executed signature page to this Agreement by facsimile or other form of electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 9.14 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 9.15 Jurisdiction; Consent to Service of Process. (a) The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York state court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Credit Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York state or, to the extent permitted by law, in such federal court; provided that suit for the recognition or enforcement of any judgment obtained in any such New York state or federal court may be brought in any other court of competent jurisdiction. Each

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of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or the other Credit Documents against the Borrower or its properties in the courts of any jurisdiction.

(b) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Credit Documents in any New York state or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.16 Confidentiality. Each of the Administrative Agent, the Collateral Agent, the Issuing Banks and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ officers, directors, employees and agents, including accountants, legal counsel and other advisors, and to numbering, administration and settlement service providers (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority or quasi-regulatory authority (such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) in connection with the exercise of any remedies hereunder or under the other Credit Documents or any suit, action or proceeding relating to the enforcement of its rights hereunder or thereunder, (e) subject to an agreement containing provisions substantially the same as those of this Section 9.16 to (i) any actual or prospective assignee of or participant in any of its rights or obligations under this Agreement and the other Credit Documents (it being agreed that any such actual or prospective assignee or participant shall be deemed to have entered into such an agreement if such assignee or participant “clicks through” or takes other affirmative action to electronically acknowledge its agreement to any electronic notification containing provisions substantially the same as those in this Section 9.16 in accordance with the standard syndication processes of the Person disclosing such Information or customary market standards for dissemination of such type of information) or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower or any Restricted Subsidiary or any of their respective obligations, (f) with the consent of the Borrower or (g) to the extent such Information becomes publicly available other than as a result of a breach of this Section 9.16. For the purposes of this Section, “Information” shall mean all information received from the Borrower and related to the Borrower or its business, other than any such information that was available to the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender on a nonconfidential basis prior to its disclosure by the Borrower; provided that, in the case of Information received from the Borrower after the Closing Date, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section 9.16 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord its own confidential information.

Section 9.17 Lender Action. Each Lender agrees that it shall not take or institute any actions or proceedings, judicial or otherwise, for any right or remedy against any Credit Party or any other

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obligor under any of the Credit Documents (including the exercise of any right of setoff, rights on account of any banker’s lien or similar claim or other rights of self-help), or institute any actions or proceedings, or otherwise commence any remedial procedures, with respect to any Collateral or any other property of any such Credit Party, unless expressly provided for herein or in any other Credit Document, without the prior written consent of the Administrative Agent. The provisions of this Section 9.17 are for the sole benefit of the Lenders and shall not afford any right to, or constitute a defense available to, any Credit Party.

Section 9.18 USA PATRIOT Act Notice. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrower in accordance with the USA PATRIOT Act.

Section 9.19 Amendment and Restatement; No Novation. This Agreement constitutes for all purposes an amendment and restatement of the Pre-Petition Credit Agreement as authorized by the Bankruptcy Court pursuant to the Plan or Reorganization. The Pre-Petition Credit Agreement, as amended and restated hereby, continues in full force and effect as so amended and restated by this Agreement. Nothing contained in this Agreement or any other Credit Document shall constitute or be construed as a novation of any of the Obligations.

Section 9.20 Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an EEA Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b) the effects of any Bail-in Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

[Remainder of Page Intentionally Left Blank; Signature Pages to Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

WALTER INVESTMENT MANAGEMENT CORP., as Borrower

By:
Name:
Title:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Administrative Agent and Collateral Agent

By:
Name:
Title:

By:
Name:
Title:

EXHIBIT G

Organizational Structure Chart

WALTER INVESTMENT MANAGEMENT CORP. AND SUBSIDIARIES
ORGANIZATIONAL CHART

Walter Investment Management Corp. ("WIMC") (MD)
(Beneficial Interest)
Residual Trusts
Mid-State Trust X
Mid-State Trust XI
Mid-State Capital Corporation 2005-1 Trust
Mid-State Capital Corporation 2006-1 Trust
Mid-State Capital, LLC (DE)
Walter Reverse Acquisition LLC (DE)
Hanover SPC-A, Inc. (DE)
Green Tree Credit Solutions LLC (DE)
WIMC Real Estate Investment LLC (DE)
2013 WCO Holdings Corp. (MD)
Reverse Mortgage Solutions, Inc. (DE)
Green Tree Insurance Agency of Nevada, Inc. (NV)
Walter Management Holding Company LLC (DE)
Green Tree Investment Management LLC (DE)
DF Insurance Agency LLC (DE)
Green Tree Investment Holdings III LLC (DE)
Mortgage Asset Systems, LLC (DE)
REO Management Solutions, LLC (DE)
RMS REO BRC, LLC (DE)
RMS REO CS, LLC (DE)
(Beneficial Interest)
RMS CS Repo Trust 2016 LLC (DE)
Green Tree Credit LLC (NY)
Green Tree Servicing Corp. (DE)
(FHA matters member) (non-economic member of Ditech Financial LLC)
Ditech Financial LLC (DE)
Green Tree Advance Receivables III LLC ("GTAR III") (DE)
(Beneficial Interest)
Green Tree Agency Advance Funding Trust I ("GTAAFT") (DE)
Green Tree Advance Receivables II LLC ("GTAR II") (DE)
Legend:
Debtor
Guarantor under Credit Agreement and Senior Unsecured Notes; Co-Plan Proponent

WALTER INVESTMENT MANAGEMENT CORP. AND SUBSIDIARIES ORGANIZATIONAL CHART Walter Investment Management Corp. (“WIMC”) (MD) 2013 WCO Holdings Corp. (MD) Walter Reverse Acquisition LLC (DE) Hanover SPC-A, Inc. (DE) WIMC Real Estate Investment LLC (DE) Green Tree Credit Solutions LLC (DE) Green Tree Investment Holdings III LLC (DE) Walter Management Holding Company LLC (DE) Green Tree Investment Management LLC (DE) DF Insurance Agency LLC (DE) Green Tree Insurance Agency of Nevada, Inc. (NV) Green Tree Servicing Corp. (DE) Green Tree Advance Receivables II LLC (“GTARII”) (DE) Green Tree Advance Receivables III LLC (“GTARIII”) (DE) Reverse Mortgage Solutions, Inc. (DE) Mortgage Asset Systems, LLC (DE) REO Management Solutions, LLC (DE) RMS REO BRC, LLC (DE) RMS REO CS, LLC (DE) Ditech Financial LLC (DE) (FHA matters member) (non-economic member of Ditech Financial LLC) (Beneficial Interest) Green Tree Agency Advance Funding Trust I (“GTAAFT”) (DE) Green Tree Credit LLC (NY) Guarantor under Credit Agreement and Senior Unsecured Notes; Co-Plan Proponent Mid-State Capital, LLC (DE) RMS CS Repo Trust 2016 LLC (DE) Residual Trusts oMid-State Trust X oMid-State Trust XI oMid-State Capital Corporation 2005-1 Trust oMid-State Capital Corporation 2006-1 Trust (Beneficial Interest) (Beneficial Interest) Debtor Legend:

EXHIBIT H

Liquidation Analysis

LIQUIDATION ANALYSIS FOR WALTER INVESTMENT MANAGEMENT Corp.

I.	Best Interests Test

Under the “best interests” of creditors test set forth by section 1129(a)(7) of the Bankruptcy Code, the Bankruptcy Court may not confirm a chapter 11 plan unless each holder of a claim or interest either (i) accepts the Plan8 or (ii) receives or retains under the plan property of a value, as of the effective date, that is not less than the value such holder would receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code on the effective date. See 11 U.S.C. § 1129(a)(7). Accordingly, to demonstrate that the Plan satisfies the “best interests” of creditors test, the Debtor has prepared the following hypothetical liquidation analysis (the “Liquidation Analysis”) based upon certain assumptions discussed in the Disclosure Statement and in the accompanying notes to the Liquidation Analysis.

The Liquidation Analysis estimates potential cash distributions to holders of Allowed Claims in a hypothetical chapter 7 liquidation of the Debtor’s assets (the “Assets”). Asset values discussed in the Liquidation Analysis may differ materially from values referred to in the Plan and Disclosure Statement. The Debtor prepared the Liquidation Analysis with the assistance of their financial and legal advisors.

II.	Approach and Purpose of the Liquidation Analysis

Pursuant to the Plan and as set out in the Disclosure Statement, only Walter Investment Management Corp. – the holding company for the enterprise – is expected to commence a case under chapter 11. If, however, the Debtor’s chapter 11 case is converted to a chapter 7 case, the Debtor assumes that each of its direct and indirect subsidiaries (collectively, the “Debtors”) will have to commence chapter 7 cases. Accordingly, the Debtor has proceeded with this Liquidation Analysis on the assumption that all of its direct and indirect subsidiaries will commence cases under chapter 7 of the Bankruptcy Code and creditors will be able to realize value from the assets of those entities to the extent of any valid claims against those entities.

The determination of the costs of, and proceeds from, the hypothetical liquidation of the Debtors’ assets in a chapter 7 case is an uncertain process involving significant estimates and assumptions that, although considered reasonable by the Debtor, are inherently subject to significant business, economic, and competitive uncertainties and contingencies beyond the control of the Debtor, its management and its advisors. Inevitably, some assumptions in the Liquidation Analysis would not materialize in an actual chapter 7 liquidation, and unanticipated events and circumstances could materially affect the ultimate results in an actual chapter 7 liquidation. In addition, the Debtor’s management cannot judge with any degree of certainty the recovery that may result from asset sales pursuant to a chapter 7 liquidation. The Liquidation Analysis was prepared for the sole purpose of generating a reasonable good faith estimate of the proceeds that would be generated if the Debtors were liquidated in accordance with chapter 7 of the Bankruptcy Code to project potential recoveries to creditors in such a scenario. The Liquidation Analysis is not intended, and should not be used, for any other purpose.

All of the limitations and risk factors set forth in the Disclosure Statement are applicable to this Liquidation Analysis and are incorporated by reference herein. In particular, the underlying financial information in the Liquidation Analysis was not compiled or examined by any independent accountants. No independent appraisals were conducted in preparing the Liquidation Analysis. NEITHER THE DEBTORS NOR THEIR ADVISORS MAKE ANY REPRESENTATION OR WARRANTY THAT THE ACTUAL RESULTS WOULD OR WOULD NOT APPROXIMATE THE ESTIMATES AND ASSUMPTIONS REPRESENTED IN THE LIQUIDATION ANALYSIS. ACTUAL RESULTS COULD VARY MATERIALLY.

[8]	Unless defined herein or set out in the table in Section V of this Liquidation Analysis, or the context requires otherwise, capitalized terms in this exhibit have the same meaning as in the Plan or in the Disclosure Statement, to which this Liquidation Analysis is attached as an exhibit.

In preparing the Liquidation Analysis, the Debtor estimated Allowed Claims based upon the Debtors’ latest financial projections and review of liabilities in the Debtors’ books and records. The Liquidation Analysis includes estimates for Claims that could be asserted and Allowed in a chapter 7 liquidation, including administrative claims and wind-down costs, trustee and professional fees required to facilitate disposition of certain assets in a value maximizing manner, and certain lease and contract rejection damages Claims that otherwise would not exist in a chapter 11 or would be paid in the ordinary course of business. The Debtor’s estimate of Allowed Claims set forth in the Liquidation Analysis should not be relied upon for any other purpose, including determining the value of any distribution to be made on account of Allowed Claims under the Plan. NOTHING CONTAINED IN THIS LIQUIDATION ANALYSIS IS INTENDED TO BE, OR CONSTITUTES, A CONCESSION, ADMISSION, OR ALLOWANCE OF ANY CLAIM BY THE DEBTORS. THE ACTUAL AMOUNT OR PRIORITY OF ALLOWED CLAIMS IN THE CHAPTER 11 CASES COULD MATERIALLY DIFFER FROM THE ESTIMATED AMOUNTS SET FORTH AND USED IN THIS LIQUIDATION ANALYSIS. THE DEBTORS RESERVE ALL RIGHTS TO SUPPLEMENT, MODIFY, OR AMEND THE ANALYSIS SET FORTH HEREIN.

III.	Global Assumptions

The Liquidation Analysis should be read in conjunction with the following global notes and assumptions:

a.	Basis of Presentation

This Liquidation Analysis reflects estimated asset and liability values as of December 31, 2017 (except as otherwise indicated) primarily based on the Debtors’ most recent financial projections adjusted for the estimated impacts of chapter 7 cases for the Debtors, but also on the Debtors’ unaudited, consolidated financial statements as of June 30, 2017 where applicable. The Liquidation Analysis assumes that the Debtors would be liquidated in a jointly administered proceeding, but each Debtor is treated as an independent legal entity without substantive consolidation. Accordingly, the exhibit in Section V reflects aggregate recoveries at each Non-Debtor Affiliate for purposes of presentation. The assets and liabilities of certain Variable Interest Entities (“VIEs”) are excluded from the Liquidation Analysis, but rather the value of any residual interest in such VIEs is treated as an asset (or obligation if negative) of the beneficiary Debtor. Asset recoveries included in the Liquidation Analysis are presented on an undiscounted basis, and the time it takes to sell such assets could have a material impact on results.

b.	Chapter 7 Process

The Liquidation Analysis assumes conversion of the Debtors’ chapter 11 cases to chapter 7 liquidation on or about December 31, 2017 (the “Conversion Date”). Such Conversion is expected to trigger the commencement of chapter 7 cases of all of the Debtor’s subsidiaries, including Ditech and RMS. On the Conversion Date, it is assumed that the Bankruptcy Court would appoint a chapter 7 trustee (the “Trustee”) to conduct the liquidation of the Debtors’ estates, during which time all of the Debtors’ assets would be sold or surrendered to the respective lien holders, and the cash proceeds, net of liquidation-related costs, would then be distributed to creditors in accordance with priority scheme under section 726 of the Bankruptcy Code. Under section 704 of the Bankruptcy Code, a Trustee must, among other duties, collect and convert the property of the estate as expeditiously as is compatible with the best interests of parties in interest, which could result in potentially distressed recoveries. To maximize value of the Estate, the Trustee is assumed to maintain the staff required to support the sale and transition of assets over an 18-month period, including the processing and management of documentation requirements to maximize recovery of proceeds held-back from asset sales. Professional fees are assumed for an additional 18 months to support ongoing litigation, make distributions and close the cases. An expedited process is expected to result in materially less recovery to the Estate.

c.	Adjusted Book Values

Adjusted Book Values, as reflected in the accompanying schedules, represent an estimate of the amount of the book value of assets a Trustee would recover during a chapter 7 liquidation. The values are estimated based on the Debtors’ projected balances as of December 31, 2017, adjusted for the following:

•	Impacts of a conversion to chapter 7

•	Exclusion of certain assets not considered to be recoverable

•	Estimated amount of set-off rights asserted by claimants against cash, receivables, servicer advances and other assets owed to the Debtors by such Claimants

•	Deconsolidation of VIEs assets and liabilities, and inclusion of the value of such assets, net of liabilities, as Residual Value in VIEs for purposes of the Liquidation Analysis

d.	Set-off Rights

Certain estimated Claim amounts are assumed to be set-off against cash, receivables, servicer advances and other assets based on the expectation that the counterparty would hold back any amounts owed to the Company as consideration for amounts due by the Company. Offsetting amounts of assets and liabilities are reflected in the Adjusted Book Value amounts in the accompanying schedules. The Liquidation Analysis assumes that set-off rights against servicer advances or pledged residential loans are subordinated to DIP / Warehouse Claims and servicer advance facility Claims in accordance with existing arrangements.

e.	VIEs

The Debtors’ consolidate certain non-recourse VIEs and securitizations for which they are the primary beneficiary, including the Residual Trusts and Servicer and Protective Advance Financing Facilities. The assets of the consolidated VIEs are pledged as collateral to the mortgage-backed debt and servicing advance liabilities. Interests in the Residual Trusts are an asset of WIMC and any recovery, after the satisfaction of liabilities within the Residual Trusts, inures to the benefit of WIMC. Any residual interest in the Servicer and Protective Advance Financing Facilities inures to the benefit of Ditech.

f.	Treatment of HMBS Platform and associated liabilities

A chapter 7 liquidation is expected to result in the need for Ginnie Mae to identify a replacement servicer for the loans within the HMBS securitizations. Such a transition is assumed, for purposes of the Liquidation Analysis, to result in a potential liability to Ginnie Mae equal to the estimated (negative) economic value of the HMBS securitization and related claims. The estimated adjusted book value of such aggregated claims totals approximately $82 million. Under the terms of the Ginnie MBS Guide, as affiliated issuers, Ditech and RMS were required to execute a cross-default agreement, which provides that a default under the Ginnie Mae Guide by one issuer results in a default by the other issuer. Therefore, upon the occurrence of a default (which includes a chapter 7 bankruptcy filing by RMS), Ginnie Mae may assert claims and seek to exercise remedies against both Ditech and RMS, including transferring their respective servicing rights to a third-party servicer without payment of consideration, and terminating their status as approved Ginnie Mae issuers. As a result of the foregoing, the Liquidation Analysis assumes a reduction in aggregate recovery value at RMS and Ditech totaling between $108 million and $158 million in connection with these issues. The range of value is reflective of (i) indications by interested acquiring parties following a marketing effort conducted by RMS to transfer its Ginnie Mae issuer obligations to an acquiring party and (ii) consideration for the associated curtailment liability related to such loans which would have otherwise been the responsibility of the issuer.

g.	Avoidance Actions

No recovery or related litigation costs attributable to any potential avoidance actions under the Bankruptcy Code, including potential preference or fraudulent transfer actions are assumed within this analysis.

h.	Litigation

The Liquidation Analysis does not consider any recovery or claims that may arise from the outcome of current or potential actions by or against the Debtors.

IV.	Conclusion

The Debtor has determined, as summarized in the following schedules, that confirmation of the Plan of Reorganization will provide creditors and interest holders with a recovery that is not less than what they would otherwise receive in connection with a liquidation of the Debtors under chapter 7 of the Bankruptcy Code.

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SUMMARY OF ESTIMATED RECOVERIES FOR CLAIMS AND INTERESTS

			Chapter 7 Hypothetical Liquidation
Class	Name of Class Under Plan	Estimated Recovery % Under the Plan	Estimated Debtor (WIMC) Recovery %(1) (Low)	Estimated Debtor (WIMC) Recovery %(1) (High)	Best Interest Test (Pass / Fail)
1	Priority Non-Tax Claims	100%	0%	99%	Pass
2	Other Secured Claims	100%	N/A	N/A	Pass
3	Revolving Loan Claims	100%	81%	100%	Pass
4	Term Loan Claims	100%	81%	100%	Pass
5	Senior Unsecured Notes Claims	68%	0%	13%	Pass
6	Convertible Notes Claims	9%	0%	0%	Pass
7	General Unsecured Claims	100%	0%	0%	Pass
8	Intercompany Claims	100%	0%	0%	Pass
9	Existing Equity Interests	N/A	0%	0%	Pass
10	Other Interests	0%	0%	0%	Pass

[1]	Includes recovery on account of guarantee claims, where applicable.

V. Liquidation Analysis

Walter Investment Management Corp. (Debtor) Aggregate Non-Debtor Affliates (a) Total Company (b) ($ in millions) Adjusted Book Value Estimated Estimated Adjusted Estimated Estimated Adjusted Estimated Estimatedas of 12/31/17 Recovery $ Recovery % Book Value Recovery $ Recovery % Book Value Recovery $ Recovery % Low High Low High Low High as of 12/31/17 Low High Low High as of 12/31/17 Low High Low High Note Distributable Assets: Cash and Cash Equivalents $1.0 $1.0$1.0 $1.0100.0% 100.0% $283.8$283.8 $283.8100.0% 100.0% $284.8$284.8 $284.8100.0% 100.0%1 Restricted Cash and Cash Equivalents 0.3 0.30.3 0.3100.0% 100.0% ————— 0.30.3 0.3100.0% 100.0%2 Residential Loans, Net 12.2 12.211.5 11.995.0% 97.9% 1,347.71,168.9 1,261.386.7% 93.6% 1,359.81,180.4 1,273.286.8% 93.6%3 Receivables, Net 20.8 20.816.6 20.880.0% 100.0% 108.386.6 108.380.0% 100.0% 129.1103.3 129.180.0% 100.0%4 Servicer and Protective Advances, Net—————— 253.7233.4 246.192.0% 97.0% 253.7233.4 246.192.0% 97.0%5 Servicing Rights, Net —————— 789.0600.5 679.476.1% 86.1% 789.0600.5 679.476.1% 86.1%6 Other Assets 31.8 31.87.9 23.125.0% 72.7% 185.766.9 108.336.0% 58.3% 217.574.8 131.434.4% 60.4%7 Residual Value in VIEs / Securitizations 58.0 58.029.0 58.050.0% 100.0% 6.0(114.6) (40.2) (1,900.2%) (666.5%) 64.0(85.6) 17.8(133.8%) 27.8%8 Intercompany Receivables 290.3 3.8— 0.0— 0.0% n/a— 3.5 n/a n/a n/a— 3.5 n/a n/a 9 Investments in Subsidiaries n/a n/a 0.0 0.0 n/a n/a n/a——n/a n/a n/a 0.0 0.0 n/a n/a10 Total Distributable Assets 414.3 127.766.4 115.052.0% 90.0% 2,974.32,325.5 2,650.478.2% 89.1% 3,098.22,391.9 2,765.477.2% 89.3% Expenses for Creditor Recovery: Total Wind-Down Costs (7.1) (10.0) (221.9) (224.2) (229.1) (234.2) 11 Net Proceeds Available for Distribution to Creditors 59.2 105.0 2,103.6 2,426.2 2,162.8 2,531.2 Distributions to Creditors: Low Claims High Claims Low Claims High Claims Low Claims High Claims Secured Claims DIP / Warehouse Claims ——————1,136.9 1,136.91,136.9 1,136.9100.0% 100.0%1,136.9 1,136.91,136.9 1,136.9100.0% 100.0% Term Loan Claims 1,244.1 1,244.158.3 93.74.7% 7.5%1,244.1 1,244.1951.7 1,150.476.5% 92.5%1,244.1 1,244.11,010.0 1,244.181.2% 100.0% Revolving Loan Claims 19.5 19.50.9 1.54.7% 7.5%19.5 19.514.9 18.076.5% 92.5%19.5 19.515.8 19.581.2% 100.0% Total Secured Claims 1,263.6 1,263.659.2 95.14.7% 7.5%2,400.5 2,400.52,103.5 2,305.487.6% 96.0%2,400.5 2,400.52,162.8 2,400.590.1% 100.0%12 Net Proceeds Available for Admin / Unsecured Claims — 9.8 0.0 120.9 0.0 130.7 Administrative / Priority Expense Claims 9.9 9.9— 9.8— 99.0%28.5 28.5— 28.3— 99.5%38.4 38.4— 38.1— 99.3%13 Net Proceeds Available for Unsecured Claims —— 0.0 92.5 0.0 92.5 Unsecured Claims Term Loan Deficiency Claims 234.1—————234.1—————234.1—————Revolving Loan Deficiency Claims 3.7—————3.7—————3.7—————Senior Unsecured Notes Claims 558.2 558.2————558.2 558.2— 71.0— 12.7%558.2 558.2— 71.0— 12.7% General Unsecured Creditors 12.3 12.3————265.7 265.7— 18.1— 6.8%271.0 271.0— 18.1— 6.7% Intercompany Claims 15.0 874.5————n/a n/a— 3.5— 2.2% n/a n/a— 3.5— 0.3% Convertible Notes Claims 248.8 248.8——————————248.8 248.8————Total Unsecured Claims 1,072.1 1,693.9————1,061.7 823.9— 92.5— 11.2%1,315.8 1,078.0— 92.5— 8.6%14 Net Proceeds Available for Equity Interests —— $0.0 $0.0 —— 15 Total Estimated Claims Recovery DIP / Warehouse Claims —— —— —— 1,136.9 1,136.9 1,136.9 1,136.9 100.0% 100.0% 1,136.9 1,136.9 1,136.9 1,136.9 100.0% 100.0% Term Loan Claims 1,244.1 1,244.1 58.3 93.7 4.7% 7.5% 1,244.1 1,244.1 951.7 1,150.4 76.5% 92.5% 1,244.1 1,244.1 1,010.0 1,244.1 81.2% 100.0% Revolving Loan Claims 19.5 19.5 0.9 1.5 4.7% 7.5% 19.5 19.5 14.9 18.0 76.5% 92.5% 19.5 19.5 15.8 19.5 81.2% 100.0% Administrative / Priority Expense Claims 9.9 9.9 — 9.8 — 99.0% 28.5 28.5 — 28.3 — 99.5% 38.4 38.4 — 38.1 — 99.3% Senior Unsecured Notes Claims 558.2 558.2 —— —— 558.2 558.2 — 71.0 — 12.7% 558.2 558.2 — 71.0 — 12.7% General Unsecured Creditors 12.3 12.3 —— —— 265.7 265.7 — 18.1 — 6.8% 271.0 271.0 — 18.1 — 6.7% Intercompany Claims 15.0 874.5 —— —— n/a n/a — 3.5 n/a n/a n/a n/a — 3.5 n/a n/a Convertible Notes Claims 248.8 248.8 —— —— —— —— —— 248.8 248.8 —— ——Total Estimated Recoveries $2,107.9 $2,967.4 $59.2 $105.0 2.0% 3.5% $3,252.9 $3,252.9 $2,103.5 $2,426.2 64.7% 74.6% $3,516.9 $3,516.9 $2,162.8 $2,531.2 61.5% 72.0% Notes: (a) Reflects the aggregate of adjusted book values and recoveries of all non-Debtor affiliates of WIMC. It assumes no substantive consolidation of these entities. Guarantee claims, where applicable, are asserted at each guarantor entity but are shown at face value for purposes of presentation. (b) Reflects the aggregate of adjusted book values and recoveries of WIMC and non-Debtor affiliates. It assumes no substantive consolidation. Guarantee claims, where applicable, are asserted at each guarantor entity but are shown at face value for purposes of presentation.

VI.	Notes to the Liquidation Analysis

All recoveries and recovery percentages cited in the notes below are presented on a consolidated basis and represent a blended average percentage of book value. The mix of asset and claims recoveries may vary between Debtors on an unconsolidated basis.

Note 1—Cash and Cash Equivalents

Includes short-term deposits and highly-liquid investments that have original maturities of three months or less when purchased and are stated at cost, which approximates fair value. The Liquidation Analysis reflects the estimated cash balance as of the Conversion Date based on the Debtors’ financial projections. The estimated recovery for this asset category is 100% of the Adjusted Book Value.

Note 2—Restricted Cash and Cash Equivalents

Restricted cash includes cash and cash equivalents that are legally restricted as to use or withdrawal. Restricted cash primarily includes (i) principal and interest payments collected by the Debtors as servicer on behalf of third-party credit owners and unconsolidated securitization trusts that have not yet been remitted to the credit owners or trusts; (ii) principal and interest payments collected by consolidated securitization trusts that have not yet been remitted to the bondholders; and (iii) amounts pledged as collateral for servicing advance facilities. The estimated recovery for this asset class is 100% of the Adjusted Book Value, which represents the Debtors’ estimate of the outstanding amounts available after payments on account of restricted cash, and consideration of set-off rights.

Note 3—Residential Loans, Net

Reflects Residential Loans carried on the balance sheet at both fair value and amortized cost.

Residential Loans at Amortized Cost includes mortgage loans associated with unencumbered mortgage loans. A majority of these loans were originated by the Debtors, acquired from other originators, principally an affiliate of Walter Energy, or acquired as part of a pool. The estimated recovery for this asset class is assumed to be between 95% and 98% of Adjusted Book Value.

Residential Loans at Fair Value includes (i) Residential Loans Held for Investment, including reverse loans and charged-off loans, and (ii) Residential Loans Held for Sale which represent mortgage loans originated or acquired primarily for purposes of selling into the secondary market or to private investors as whole loans with servicing rights either retained or sold. The estimated recovery for forward residential loans at Ditech is assumed to be between 95% and 98% of Adjusted Book Value. The estimated recovery for reverse residential loans at RMS is assumed to be 80% to 90% consistent with the Debtors’ expectation of what could be achieved in the market.

Note 4—Receivables, Net

Receivables include income tax refunds, servicing rights holdbacks, servicing fees receivables, and other receivables. The estimated recovery for this asset class is assumed to be between 80% and 100% of Adjusted Book Value.

Note 5—Servicer and Protective Advances, Net

Servicer Advances include (i) principal and interest advances to certain unconsolidated securitization trusts to meet contractual payment requirements to credit owners and, (ii) protective advances made to protect the collateral being serviced by the Company which primarily includes payments made for property taxes, insurance and foreclosure costs. Certain advances are assumed to be set-off against GSE and related obligations, where applicable, but any potential set-off right is assumed to be subordinated to any DIP / Warehouse Claims to the extent such asset is pledged as collateral to the DIP / Warehouse Facilities. Servicer Advance assets that are included in the Servicing and Protective Advance Facilities are not reflected in this asset balance but rather shown, net of liabilities, as Residual Value in VIEs / Securitizations. The estimated recovery for this asset category is assumed to be between 92% and 97% of the Adjusted Book Value.

Note 6—Servicing Rights, Net

Reflects capitalized servicing rights which include rights associated with servicing and subservicing contracts acquired in connection with business combinations and servicing rights acquired through the purchase of such rights from third parties or through the sale of loans with servicing rights retained. Recovery from the disposition of Servicing Rights is expected to be at a discount relative to book value as there are a limited number of buyers for large MSR portfolios. The estimated recovery for this asset category is assumed to be between 76% and 86% of the Adjusted Book Value, or between 80% and 90% as of the estimated date of sale. The estimated recovery rates reflect the continued amortization of the Servicing Rights from the Conversion Date to the projected date of sale, which is estimated to be between three and six months based on the portfolio.

Note 7—Other Assets

Includes Goodwill, Intangible Assets, Premises & Equipment, REO, derivative instruments, deferred debt issuance costs, and other miscellaneous assets, which are projected to recover at a blended average rate between 34% and 60%.

Intangible assets, reflective of the Ditech brand, are assumed to have saleable value between $10 and $20 million.

Premises & Equipment consisting of computer software, computer hardware, furniture and fixtures, office equipment, and assets in development is assumed to recover between 0% and 25% of Adjusted Book Value.

REO and Derivative assets, including interest rate lock commitments, are assumed to recover between 80% and 100% of Adjusted Book Value and all other economic assets are assumed to recover between 25% and 75% of Adjusted Book value.

Note 8—Residual Value in VIEs / Securitizations

Represents the economic interest in the residual value in VIEs and Securitizations. Assumptions relating specifically to each entity are as follows:

•	HMBS Securitization: The cash flow of the loans securing the HMBS Securitization is projected to result in a negative net Adjusted Book Value. The Liquidation Analysis assumes a reduction in recovery value totaling between $108 million and $158 million to account for cash flow deficiency between the loan-related cash flow and the related securitization, as well as the associated curtailment liability that has been accrued. It is expected such reduction in recovery value would result based on Ginnie Mae’s rights under the terms of the Ginnie Mae Agreement and MBS Guide (see III.f above) and would minimize the risk of potential further impairment of recovery values at the Debtors.

•	Residual Trusts: The net recoverability of the residual interest in the Residual Trusts is assumed to range from 50% to 100%. Such asset recovery inures to the benefit of WIMC.

•	Servicing and Protective Advance Financing Facilities: Includes assets sold into the Servicing Advance Facilities by Ditech and financed via Servicing Advance funding facilities. Recovery of any residual interest of such facilities inures to the benefit of Ditech. Net recovery, after satisfaction of liabilities, is assumed to range from 50% to 81%.

Note 9—Intercompany Receivables

Reflects the Debtors’ books and records as of June 30, 2017, adjusted for certain known transfers to support corporate debt service and paydowns between June 30, 2017 and the Conversion Date. For purposes of the Liquidation Analysis, intercompany balances are unsecured claims and recovery is based on the General Unsecured Claims recovery percentages at the entity where the claim is asserted. Intercompany receivables also reflect reimbursement claims by the guarantor entities to WIMC to the extent the Term Loan is satisfied in full.

Note 10—Investments in Subsidiaries

Recovery on such assets occurs in the event a subsidiary has distributable value after all claims have been fully satisfied.

Note 11—Estimated Chapter 7 Expenses

The Liquidation analysis assumes a chapter 7 proceeding takes approximately 18 months from the Conversion Date to sell and facilitate the transition of assets. All assets and the related transition of assets are expected to be sold within six months and fully transitioned with nine months, with the remainder of the period to wind-down any remaining operations and locations, and manage the documentation to support the receipt of asset sale holdbacks for up to one year post-sale. Professional fees are assumed for an additional 18 months to support ongoing litigation, make distributions and close the cases. Wind-down costs consist of (i) Trustee fees, (ii) the costs of any professionals the Trustee employs to assist with the liquidation process, and (iii) the operating costs to manage the wind-down including retention and severance costs. Wind-down costs are assumed to be paid in full from asset recovery proceeds before the balance of those proceeds would be made available to claimants. Key assumptions by segment are as follows:

•	Originations: It is assumed that new originations cease upon conversion to a chapter 7, and sales of residential loan inventory is completed within a 3-month period. Significant headcount (largely processing and administrative support) is expected to be retained for at least a 3-month period to assist with the wind-down of operations. Fixed headcount and costs are assumed to decrease gradually over a 9-month period to facilitate the wind-down of any remaining assets and the platform.

•	Servicing: For Agency portfolios, the Liquidation Analysis assumes (i) an initial 3-month period is required to conduct a sale of servicing rights, and (ii) an additional 3-months of sub-servicing support is required to facilitate transition of the portfolios. For non-agency portfolios, the Liquidation Analysis assumes (i) a 6-month period is required to conduct a sale of the servicing rights and (ii) an additional 3-month period is required to unwind and transfer related sub-servicing relationships to other market participants. Although headcount will be reduced in steps over a 12-month period following sale of the assets, it is expected that any purchaser will require as a condition of any sale and purchase agreement that the Debtors maintain the necessary headcount to assist with the disposition of portfolios, management of required documentation, reconciliation of transaction proceeds, and final cleanup of any remaining assets.

•	Reverse: Assumes an initial 6-month period is required to facilitate disposition of obligations related to the HMBS Securitization, sell the reverse platform assets, and transfer sub-servicing contracts. A skeleton staff is assumed to finalize the wind-down for an additional 3 months. Assisting in a collaborative transition is assumed to help maintain the value of the trusts, thereby reducing potential claims and risk of additional set-off.

•	Corporate: Assumes a gradual decrease of fixed headcount and costs over an 18-month period after the Conversion Date to facilitate the overall wind-down including settlement of claims and wind-down of the accounting and tax affairs of the Debtors. Corporate wind-down costs are allocated based on the percentage of distributable assets at WIMC, Ditech and RMS.

Note 12—Secured Claims

Secured Claims consist of the following:

•	DIP / Warehouse Claims: Approximately $1,137 million of DIP Facility and Warehouse liabilities are estimated to be outstanding at the Conversion Date. The estimated recovery for DIP / Warehouse claims is 100% in both the low and high scenarios.

•	Term Loan Claims: Term Loan claims of $1,244 million, including accrued interest, are assumed to be satisfied by Term Loan collateral. For purposes of the Liquidation Analysis, Term Loan Claims are estimated based on projected book values as of December 31, 2017 and are adjusted for any estimated debt discounts and deferred debt costs per the Debtors’ balance sheet not considered to be valid claims. Term Loan Claim recovery is estimated to be pro rata amongst the Borrower (WIMC) and guarantor entities based on the pro rata amount of proceeds of Term Loan collateral at such entities. Term Loan Claims are assumed to recover 81% in the low scenario and 100% in the high scenario.

•	Revolving Loan Claims: Reflects drawdown of approximately $20 million of Letters of Credit due to the rejection of related contracts and obligations. The Revolver Claims are pari passu with the Term Loan Claims and assumed to recover 81% in the low scenario and 100% in the high scenario.

Note 13—Administrative / Priority Claims

•	Other Administrative and Priority Claims primarily consist of post-petition priority tax claims, payroll related claims, mortgage insurance, and other related claims forecasted to be incurred but not yet paid as of December 31, 2017. All other administrative priority claims of the chapter 7 cases are assumed to be paid out of wind-down costs during the ongoing course of the liquidation. Such Claims are unsecured but have priority over other General Unsecured Claims. The Conversion Date total book value is assumed to be approximately $38 million. Such claims are assumed to recover 0% in the low scenario and 99% in the high scenario.

Note 14—Unsecured Claims

Unsecured Claims consist of the following:

•	Term Loan and Revolving Loan Deficiency Claims: To the extent the Term Loan and Revolving Loan Claims are not satisfied in full via recovery from Term and Revolving Loan collateral amounts, deficiency claims for the unsatisfied portions of these Claims are applied at each Borrower and guarantor entity. This applies only to the low scenario.

•	Senior Unsecured Notes (“SUNs”) Claims: The Conversion Date claim amount is estimated to be approximately $558 million, including accrued interest as of the Petition Date. Such claims are assumed to recover 0% in the low scenario and 13% in the high scenario.

•	General Unsecured Creditors: The Conversion Date claim amount is estimated to be approximately $271 million. It consists of trade payables and accrued liabilities, servicer payables, MSR related liabilities, curtailment liability related to sub-servicing activity and other payables. Additionally, estimates for additional unsecured claims not reflected on the Company’s financial statements but that are expected to result from a conversion to Chapter 7 have also been included. These claims include: (i) estimates for 502(b)(6) damage claims from the rejection of leases; and (ii) other executory contract damage claims. General Unsecured Claims are assumed to recover 0% in the low scenario and 7% in the high scenario.

•	Intercompany Claims: Claims reflect book values as of June 30, 2017, with certain adjustments made for known and projected intercompany cash transfers, where applicable. Such adjustments primarily relate to the funding from Ditech Financial LLC to WIMC to fund scheduled Term Loan payments. Intercompany Claims are assumed to be pari passu with General Unsecured Claims and are set-off between entities, where applicable. Intercompany claims also reflect reimbursement claims asserted by the guarantor entities against WIMC to the extent the Term Loan Claim is satisfied in full. These claims are assumed to be impaired in both the low and high recovery scenarios.

•	Convertible Notes Claims: The Conversion Date claim amount is estimated to be approximately $249 million, including accrued interest as of the Petition Date. The Convertible Notes are subordinated to the claims of the SUN’s which will be enforced via a turnover provision in the indenture that requires full recovery to the SUNs before the Convertible Notes receive any consideration on account of their claim. As a result, the Convertible Notes are not expected to recovery any value on account of their claims.

Note 15—Equity Interests

No recovery is assumed on account of Equity Interests at WIMC.

EXHIBIT I

Projected Deferred Tax Asset/Liability Comparison

Projected Pre-Tax Book Income (109,355) 13,067 62,484 Projected Book to Tax Adjustments (18,460) (2,085) (31,231) Projected Preliminary Taxable Income Before NOLs (127,815) 10,982 31,253 Actual Projected Projected Projected [j] / Net Deferred Tax Asset / Liability (Excl. NOLs, Credits, etc.) 225,125 244,910 640,452 633,736 (82,782) (28,775) (66,081) NOLs 112,553 241,264 571,207 - - Tax Credits 3,747 3,747 - - - - - Valuation Allowance (346,199) (495,991) - - - - - Total Deferred Tax Asset/(Liability) (4,774) [c] (6,071) [d] 1,211,659 [e] 633,736 Annual RBIL (82,782) [f] (28,775) [f] (66,081) [c] [f] 2018 2019 2020 Taxable Income After NOL Deduction under Section 382(l)(5) (127,815) - - Taxable Income After NOL Deduction under Section 382(l)(6) (48,062) [g] - [g] 82,968 [e] [g] Notes [a] The tax analysis above is based on the Tax Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service, and other applicable authorities, all as in effect on the date of this Disclosure and all of which are subject to change or differing interpretations (possibly with retroactive effect). [b] The tax analysis above is based on a December 31, 2017 effective date. [c] Actual Net DTA / (DTL) as of 12/31/2016 per Company’s restated Audited Financial Statements as of 12/31/2016. [d] Projected Net DTA / (DTL) as of 12/31/2017 provided by Company. [e] Projected Gross DTA / (DTL) as of 12/31/2017 derived from Net DTA / (DTL) using an effective tax rate provided by Company. [f] Projected annual RBIL for 2018, 2019, and 2020 provided by Company. Such amounts are based on certain facts (known as of the date of this analysis) and assumptions and may be different than actual future figures. [g] Adjusted Taxable Income under Section 382(l)(6) scenario includes an assumed Section 382 annual base limitation of approximately $3.0 million. [h] NUBIL equals financial statement assets plus gross deferred assets (excluding NOLs, tax credits, and valuation allowance) minus gross deferred liabilities minus “FMV” of assets. “FMV” calculated as GAAP liabilities (i.e., the “liability floor” method of Notice 2003-65). Book value of equity is assumed to be $0 for purposes of estimating NUBIL. [i] The analysis above does not reflect potential Alternative Minimum Tax (AMT) implications. [j] Using projected 2020 taxable income as an estimate, the projected annual RBIL for 2021 and 2022 is expected to be approximately $63.5M and $75.7M, respectively.